As confidentially submitted to the Securities and Exchange Commission on April 14, 2025.
This Draft Registration Statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________________________

HELIX ACQUISITION CORP. II*
(Exact name of registrant as specified in its charter)

_________________________________________

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For Co-Registrants, see “Table of Co-Registrants” on the following page.

Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Telephone: (857) 702-0370
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________________________

Maples Fiduciary Services (Delaware) Inc.
4001 Kennett Pike, Suite 302
Wilmington, Delaware 19807
+1 (302)-338-9130
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________________

Copies to:

Joel L. Rubinstein White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Telephone: (212) 819-8200	Neeta Sahadev White & Case LLP 3000 El Camino Real 2 Palo Alto Square, Suite 900 Palo Alto, CA 94306 Telephone: (650) 213-0300	Maggie L. Wong Jocelyn M. Arel Daniel J. Espinoza Goodwin Procter LLP 525 Market Street San Francisco, CA 94105 Telephone: (415) 733-6000

_________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

____________

*          Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration under Section 206 of the Companies Act (As Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Helix Acquisition Corp. II (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “BridgeBio Oncology Therapeutics, Inc.”

The Registrant and Co-Registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
TheRas, Inc.	Delaware	3490	83-4713551

____________

(1)      The Co-Registrant has the following principal executive office:

TheRas, Inc.
256 E. Grand Avenue, Suite 104
South San Francisco, CA 94080
Telephone: (650) 405-4770

(2)      The agent for service for the Co-Registrant is:

Aaron Chan
TheRas, Inc.
256 E. Grand Avenue, Suite 104
South San Francisco, CA 94080
Telephone: (650) 405-4770

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED APRIL 14, 2025

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF
HELIX ACQUISITION CORP. II
(A CAYMAN ISLANDS EXEMPTED COMPANY)

AND

PROSPECTUS FOR
UP TO 28,000,000 SHARES OF COMMON STOCK OF HELIX ACQUISITION CORP. II
(WHICH WILL BE RENAMED “BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.” FOLLOWING DOMESTICATION IN THE STATE OF DELAWARE AND IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)

On February 27, 2025, the board of directors (“Helix Board”) of Helix Acquisition Corp. II, a Cayman Islands exempted company (“Helix,” “we,” “us” or “our”), based on the unanimous recommendation of the transaction committee of the Helix Board (the “Transaction Committee”), unanimously approved the Business Combination Agreement, dated February 28, 2025, by and among Helix, Helix II Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Helix (“Merger Sub”), and TheRas, Inc. (d/b/a BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT”) (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which the following will occur: (1) the domestication of Helix as a Delaware corporation, in which Helix will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Helix’s amended and restated memorandum and articles of association (the “Helix Articles”), Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”); (2) the merger of Merger Sub with and into and BBOT with BBOT surviving the merger as a wholly-owned subsidiary of Helix (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. In connection with the consummation of the Business Combination (the “Closing” and the date of the Closing, the “Closing Date”), Helix will be renamed BridgeBio Oncology Therapeutics, Inc. (“PubCo”). References herein to PubCo denote Helix following the Business Combination. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

The Domestication is intended to occur on the date that is one business day prior to the Closing Date. In connection with the Domestication, immediately prior to the Domestication, (1) Helix will effect the redemption of the Class A ordinary shares of Helix, par value $0.0001 per share (the “Helix Class A Shares”), initially issued in Helix’s initial public offering (the “Public Shares” and the holders of Public Shares, the “Public Shareholders”) that are validly submitted for redemption and not withdrawn, (2) Helix Holdings II LLC, a Cayman Islands limited liability company and the sponsor of Helix (the “Sponsor”), will surrender to Helix such number of Class B ordinary shares of Helix, par value $0.0001 per share (the “Helix Class B Shares” or the “Founder Shares,” and together with the Helix Class A Shares, the “Helix Ordinary Shares”), held by the Sponsor equal to the quotient of the difference between (a) the price at which each Public Share may be redeemed in connection with the Business Combination (the “Redemption Price”) multiplied by 4,600,000 less (b) $46,000,000 divided by (ii) the Redemption Price (the number of shares, the “Sponsor Forfeited Shares”); and (3) each holder of each issued and outstanding Helix Class B Share (other than the Sponsor Forfeited Shares) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each Helix Class B Share held by it into one Helix Class A Share (the “Class B Share Conversion”). At the effective time of the Domestication, each outstanding Helix Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including Helix Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of common stock, par value $0.0001 per share, of PubCo (the “PubCo Common Stock”). On the day of the Closing, the Sponsor will surrender and forfeit the Sponsor Contributed Shares (as defined below), if any.

On the day of the Closing, the Merger will occur. In accordance with the terms and subject to the conditions set forth in the Business Combination Agreement, at the effective time of the Merger (the “Merger Effective Time”), each share of BBOT’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares and dissenting shares) will automatically be canceled and converted into the right to receive a corresponding number of shares of PubCo Common Stock equal to the Consideration Ratio (as defined below). Additionally, at the Merger Effective Time, each outstanding and unexercised option to purchase shares of BBOT common stock (each, a “BBOT Option”) will become an option of PubCo (each, a “PubCo Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such BBOT Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Common Stock equal to the Consideration Ratio multiplied by the number of shares of BBOT common stock subject to the BBOT Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the BBOT Option divided by the Consideration Ratio, rounded up to the nearest whole cent.

The “Aggregate Merger Consideration” to be issued to the holders of BBOT’s capital stock (the “BBOT Stockholders”) in connection with the Merger will be determined by dividing (a) $461,051,546 (the “Equity Value”) by (b) the per share price at which each Public Share may be redeemed in connection with the Business Combination (the “Redemption Price”). The “Consideration Ratio” is the number of shares of PubCo Common Stock to be issued in exchange for issued and outstanding BBOT capital stock upon the Merger, and is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the Aggregate Fully Diluted BBOT Shares. The “Aggregate Fully Diluted BBOT Shares” means the sum, without duplication of (a) the aggregate number of shares of common stock of BBOT (“BBOT Common Stock”) plus (b) the aggregate number of shares of BBOT Common Stock that are issuable upon, or subject to, the exercise or settlement of BBOT Options (whether or not then vested or exercisable), in each case, that are outstanding immediately prior to the Merger Effective Time, plus (c) the aggregate number of shares of preferred stock of BBOT (“BBOT Preferred Stock”) (on an as-converted to BBOT Common Stock basis) that are issued and outstanding immediately prior to the Merger Effective Time.

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the aggregate cash proceeds available for release to Helix from the trust account established in connection with Helix’s initial public offering (the “Trust Account”) in connection with the Business Combination (net of the amount required to be paid to redeeming Public Shareholders, but for the avoidance of doubt, prior to the payment of any transaction expenses), together with the aggregate cash proceeds actually received from the PIPE Investments (as defined below) (such amount, the “Helix Closing Cash”), equaling no less than $400 million (the “Minimum Cash Condition”); (ii) the PubCo Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares (as defined below), having been approved for listing on the Nasdaq Global Market (“Nasdaq”), subject to official notice of issuance; (iii) this registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of the holders of Helix Ordinary Shares (such holders, the “Helix Shareholders” and such vote, the “Helix Shareholder Approval”) and BBOT Stockholders (the “BBOT Stockholder Approval”). The Minimum Cash Condition described above is for the benefit of BBOT only and is subject to waiver by BBOT. Conditions (ii) through (iv) above are for the benefit of both Helix and BBOT and are subject to waiver by Helix or BBOT. As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through the PIPE Investment (as defined below) and through the retention of Public Shares. It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into subscription agreements (the “Subscription Agreements”) with certain qualified institutional buyers, institutional accredited investors and other accredited investors (collectively, the “PIPE Investors”), including Cormorant and other existing shareholders of Helix, pursuant to which, among other things, Helix agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately

$260.9 million of PubCo Common Stock (the “PIPE Shares”), at a purchase price equal to the Redemption Price (the “PIPE Investments”). Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments. The obligations of the PIPE Investors to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq, subject only to official notice of issuance; (ii) the satisfaction or waiver of the conditions to closing set forth in Article IX of the Business Combination Agreement; (iii) the Business Combination Agreement not having been amended, modified or supplemented, and no condition having been waived in any manner that would materially adversely affect the economic benefits the PIPE Investors reasonably expect to receive under the Subscription Agreements; (iv) no subscription agreement, side letter, or other agreement or understanding with any other PIPE Investor having been amended, modified, or waived in any manner that benefits such other PIPE Investor unless each PIPE Investor has been offered the same benefits; (v) Helix having received not less than $200 million in cash from the PIPE Investments; and (vi) no BBOT Material Adverse Effect or Helix Material Adverse Effect (each as defined and further described in the section entitled “The Business Combination — Representations and Warranties”) having occurred. Conditions (i) and (ii) above are for the benefit of all parties to the Subscription Agreements and subject to waiver by all parties to the Subscription Agreements, and conditions (iii) through (vi) above are for the benefit of and subject to waiver by each PIPE Investor individually. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Subscription Agreements.”

In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into non-redemption agreements with certain shareholders (the “Non-Redemption Agreements” and, such shareholders, the “Non-Redeeming Holders”), pursuant to which, among other things, the Non-Redeeming Holders irrevocably and unconditionally agreed, for the benefit of Helix, that neither they nor their controlled affiliates will exercise any redemption rights under the Helix Articles with respect to the 450,900 Helix Class A Shares collectively held by the Non-Redeeming Holders as of the date of the Non-Redemption Agreement (the “Non-Redeeming Shares”) at any meeting of the Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements. Each of the Non-Redeeming Holders also agreed (i) not to transfer directly or indirectly the Non-Redeeming Shares held by it until earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its Non-Redeeming Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the Helix in connection with the Business Combination and in favor of any proposal brought by Helix to adjourn or postpone the EGM. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Non-Redemption Agreements.”

In connection with the execution of the Business Combination Agreement, on February 28, 2025, the Sponsor, certain directors and officers of Helix, certain investment vehicles managed by Cormorant Asset Management, LP (“Cormorant”), each holding Helix Class A Shares, and the independent directors and an advisor of Helix each holding Class B Shares (collectively with the Sponsor and Cormorant, the “Helix Insiders”) entered into a support agreement with Helix and BBOT (the “Helix Support Agreement”), pursuant to which the Helix Insiders agreed (i) to vote, at any meeting of the shareholders of Helix, and in any action by written consent of the shareholders of Helix, all of such Helix Insiders’ Helix Class A Shares and Helix Class B Shares in favor of the Business Combination Agreement and each other proposal presented by Helix in this proxy statement/prospectus, and against certain competing proposals or competing transactions, and in favor of any proposal sought by Helix to extend the deadline by which Helix must consummate its initial business combination, (ii) to certain non-solicitation limitations with respect to certain competing transactions, (iii) to irrevocably waive, to the fullest extent permitted by law and the Helix Articles, the anti-dilution provisions of the Helix Articles that would have Helix Class B Shares convert to Helix Class A Shares at a ratio of greater than one-for-one, and (iv) to refrain from selling, assigning or transferring any Helix Ordinary Shares except to certain permitted transferees, until the earliest of (A) the Merger Effective Time, (B) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (C) the liquidation of Helix, (D) the written agreement of each of the terminating Helix Insiders, Helix and BBOT with respect to terminating the rights and obligations under the Helix Support Agreement of a specific Helix Insider or a subset of Helix Insiders and (E) the written agreement of all Helix Insiders, Helix and BBOT to terminate the Helix Support Agreement in its entirety. Pursuant to the Helix Support Agreement, each of Cormorant and its permitted transferees irrevocably and unconditionally agreed not to submit any Helix Class A Shares owned by it for redemption in connection with the Business Combination, and the Sponsor and Helix Insiders agreed to comply with their non-redemption obligations as specified in the letter agreement they entered into with Helix in connection with Helix’s initial public offering. Additionally, Sponsor agreed (x) to forfeit to Helix the Sponsor Forfeited Shares and (y) if the Minimum Cash Condition is not met, and provided that Helix has used good faith efforts to meet the Minimum Cash Condition then, effective as of and subject to the Closing, to surrender and forfeit a number of shares of PubCo Common Stock equal to (A) 3,360,000 multiplied by (B) one minus the number resulting from dividing (a) the actual Helix Closing Cash by (b) $400 million (such shares, the “Sponsor Contributed Shares”). For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Helix Support Agreement.”

Concurrently with and immediately prior to the signing of the Business Combination Agreement, BBOT obtained and delivered to Helix the written consent of a sufficient number of shares of BBOT Common Stock required to approve the Business Combination Agreement, each ancillary agreement to which BBOT is a party, and the Business Combination (the “BBOT Written Consent”).

Additionally, concurrently with and immediately prior to the signing of the Business Combination Agreement, Helix, BBOT, and certain stockholders of BBOT (the “BBOT Supporting Stockholders”), including affiliates of Cormorant, entered into a support agreement (the “BBOT Support Agreement”). Pursuant to the BBOT Support Agreement, each BBOT Supporting Stockholder (A) agreed that each existing investor rights agreement of BBOT will automatically terminate upon the Closing, (B) agreed to refrain from making any proposal or offer that would constitute a competing proposal that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger and (C) waived and agreed not to exercise any rights of appraisal or rights to dissent it may have in connection with the Merger. The BBOT Support Agreement also prohibits the BBOT Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of BBOT held by the BBOT Supporting Stockholders except to certain permitted transferees, until the earliest of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms; and (c) the written agreement of all BBOT Supporting Stockholders, Helix and BBOT to terminate the agreement in its entirety. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — BBOT Support Agreement.”

In connection with the Closing, pursuant to the Business Combination Agreement, the Helix Insiders will enter into a lock-up agreement with PubCo (the “Lock-Up Agreement”), pursuant to which the Helix Insiders will agree not to transfer (except for certain permitted transfers) the shares of PubCo Common Stock held by each such person (the “Lock-Up Shares”) immediately following the Closing Date until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date (the “Lock-Up Period”). The bylaws of PubCo (“PubCo Bylaws”) will also provide that all BBOT Stockholders (“Lock-Up Holders”) who receive shares of PubCo Common Stock from PubCo as consideration pursuant to the Merger, or upon the settlement or exercise of warrants, stock options, restricted stock units or other equity awards assumed, continued, or substituted by PubCo pursuant to the Business Combination Agreement (provided that the lock-up does not apply to shares acquired in the Domestication or PIPE Investment, or in the public market or pursuant to a transaction exempt from registration under the Securities Act that occurs on or after the Closing), will not be permitted to transfer such shares of PubCo Common Stock (except for certain permitted transfers) following the Closing as follows: (i) Lock-Up Holders who are employed at BBOT and held a position below the level of Vice President immediately prior to Closing (the “Employee Lock-Up Holders”) will be subject to lock-up during the period beginning on the Closing Date and ending on the day that is the six month anniversary of the Closing Date (the “Employee Lock-Up Period”) and (ii) Lock-Up Holders who are not Employee Lock-Up Holders will be subject to lock-up during the Lock-Up Period. If any lock-up obligation under the PubCo Bylaws is waived or repealed by PubCo’s Board of Directors, the PubCo Board will be required to also waive or repeal (as applicable) any lock-up obligation of each party under the Lock-Up Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement and Provisions of PubCo Bylaws.”

Additionally, in connection with the Closing, the Helix Insiders, certain BBOT Stockholders and PubCo will enter into an amended and restated registration rights agreement (“A&R Registration Rights Agreement”), which will provide customary demand and piggyback registration rights. The PIPE Investors also have registration rights pursuant to the terms of the Subscription Agreements. Helix estimates that approximately 67.0 million shares of PubCo Common Stock will be subject to registration rights pursuant to the A&R Registration Rights Agreement and Subscription Agreements immediately following the Closing, representing approximately 81.5% of the total issued and outstanding shares of PubCo Common Stock following the Business Combination, assuming the Minimum Cash

Condition Redemptions Scenario (as defined below), the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares by the Sponsor, and that an aggregate of approximately $260.9 million of PIPE Investments are funded at the Closing. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”

BBOT is a clinical-stage biotechnology company with the mission of transforming the lives of patients with cancers driven by RAS and PI3Kα, the two most frequently mutated oncogenes. Cormorant, an affiliate of the Sponsor and Bihua Chen, Helix’s Chairwoman and Chief Executive Officer, and investor in Helix, is an investor in BBOT; there is one Cormorant designee serving on BBOT’s board of directors (the “BBOT Board”) and Cormorant has the right to have one non-voting board observer attend all meetings of the BBOT Board. In light of potential conflicts of interest with respect to the Business Combination as a result of Cormorant’s existing ownership interest in BBOT and the fact that a Cormorant designee was serving as a director of BBOT (such conflicts are described more fully in the section entitled “— Interests of the Sponsor, Cormorant, and Helix’s Officers and Directors in the Business Combination”), the Helix Board formed the Transaction Committee, comprised of two independent and disinterested members of the Helix Board, Mark McKenna and John Schmid. The Transaction Committee was empowered to, among other things, act as a disinterested body of the Helix Board as appropriate for the purpose of exploring and evaluating the Business Combination; to engage and oversee one or more financial advisors, investment banking firms and accounting firms in connection with the Business Combination as the as the Transaction Committee deemed necessary or advisable in connection with fulfilling its responsibilities and to perform such other services and deliver such opinions as the Transaction Committee in its discretion requests, including providing an opinion, all at the expense of Helix; consult with, advise, and oversee management, on behalf of the Helix Board, in connection with due diligence activities relating to BBOT, the evaluation of the Business Combination, and discussions and/or negotiations concerning potential terms and conditions of the Business Combination; engage and oversee separate legal counsel if the Transaction Committee determines it is necessary or advisable to do so; and review the Business Combination and, if the Transaction Committee determines it is advisable and in the interests of Helix and its Public Shareholders, recommend to the Helix Board that the Helix Board approve the Business Combination. The Transaction Committee engaged separate counsel, Latham & Watkins, LLP (“Latham”) to represent the Transaction Committee. The Transaction Committee also engaged Lincoln International LLC (“Lincoln”) to provide an opinion to the Transaction Committee as to the fairness, from a financial point of view, to the Helix Unaffiliated Shareholders (defined as the holders of Helix Ordinary Shares other than (i) the Sponsor, (ii) officers, directors or affiliates of Helix, (iii) holders of Helix Class A Shares who elect to redeem their shares prior to or in connection with the Business Combination, and (iv) holders of Dissenting Shares (as defined in the Business Combination Agreement) of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement.

On February 27, 2025, the Transaction Committee received an opinion from Lincoln as to the fairness, from a financial point of view, to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement, a copy of which is attached hereto as Annex M. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”, “Proposal No. 1 — The Business Combination Proposal — Interests of Helix’s Sponsor, Directors and Officers in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Opinion of Lincoln International LLC.”

After careful consideration, the Helix Board, based in part upon the unanimous recommendation of the Transaction Committee, has unanimously determined that the Business Combination is fair, advisable, and in the best interests of Helix and its shareholders, unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Domestication and Merger, and “FOR” all other proposals presented to Helix’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of Helix’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. When you consider the recommendation of the proposals herein by the Helix Board, you should keep in mind that the Sponsor, Cormorant, and Helix’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers” for a further discussion of these considerations.

Immediately following the Closing, assuming the redemption of 5,100,608 Public Shares at approximately $10.66 per share (estimated using an assumed Closing Date of June 30, 2025), or approximately 28% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $400 million Minimum Cash Condition (the “Minimum Cash Condition Redemptions Scenario”),

and without giving effect to any dilutive instruments, such as the exercise of the PubCo Options, it is expected that (i) Public Shareholders (excluding Cormorant) will own approximately 13.3% of PubCo Common Stock outstanding at that time, (ii) the Sponsor and Cormorant will own approximately 22.1% of PubCo Common Stock outstanding at that time (which includes 4,193,469 Founder Shares (after reflecting the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), 509,000 Private Placement Shares, 2,400,000 Public Shares, 7,032,829 PIPE Shares, and 4,021,250 shares issued upon the conversion of BBOT capital stock held by Cormorant), (iii) Helix’s directors (other than Ms. Chen) and advisor will own less than 1% of PubCo Common Stock outstanding at that time, (iv) BBOT Stockholders other than Cormorant will own approximately 43.3% of PubCo Common Stock outstanding at that time, and (v) the PIPE Investors other than Cormorant will own approximately 21.2% of PubCo Common Stock outstanding at that time. The Public Shareholders (excluding Cormorant) currently own 68.1% of the issued and outstanding Helix Ordinary Shares prior to the Business Combination. Accordingly, Public Shareholders, as a group, will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership held by the Sponsor, Cormorant and other Helix Insiders, BBOT Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information on the percentage of the issued and outstanding shares of PubCo Common Stock immediately following the Closing that are expected to be held by securityholders, in various redemptions scenarios, see “Questions and Answers About the Business Combination — What equity stake will current Helix Shareholders and BBOT Stockholders hold in PubCo immediately after the Closing?” and for more information about dilution to Public Shareholders, see “Dilution.”

Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of PubCo Common Stock for each Helix Class A Share held by them immediately prior to the Domestication. While Helix cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the Helix Class A Shares sold in Helix’s IPO, the effective purchase price paid per share of PubCo Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with Helix’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.006 per share. In connection with the Business Combination, assuming the Minimum Cash Condition Redemptions Scenario and assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares, an aggregate of 4,193,469 Founder Shares held by the Sponsor and an additional 120,000 Founder Shares held by Helix’s independent directors and advisor will be voluntarily converted on a one-for-one basis into Helix Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock, valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. The Sponsor also purchased 509,000 Helix Class A Shares at a price of $10.00 per share in a private placement that occurred simultaneously with the closing if the Helix IPO; such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. Cormorant purchased an aggregate of 2,400,000 Helix Class A Shares in the IPO at a price of $10.00 per share, and such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. Cormorant will also receive an estimated 4,021,250 shares of PubCo Common Stock in the Business Combination upon the exchange of BBOT capital stock held by Cormorant pursuant to the terms of the Business Combination Agreement, and the BBOT Stockholders (excluding Cormorant) will receive an estimated 35,581,624 shares of PubCo Common Stock in the Business Combination, excluding an estimated 3,630,360 shares of PubCo Common Stock issuable upon the exercise of PubCo Options, each of which is equal to $461,051,546 divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. The PIPE Investors (which includes Cormorant) will purchase an estimated 24,464,768 shares of PubCo Common Stock, which is equal to approximately $260.9 million divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment even if the market price per share of PubCo Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. See “Questions and Answers about the Business Combination — What is the effective purchase price attributed to the PubCo Common Stock to be received by Public Shareholders, the Sponsor, Cormorant, Helix officers and directors, and the BBOT Stockholders at the Closing?”

Compensation to be Received by the Sponsor, Cormorant, and Helix’s Officers and Directors in Connection with the Business Combination and PIPE Investment:    Assuming the Minimum Cash Redemptions Scenario, the Sponsor will receive (i) 4,193,469 shares of PubCo Common Stock upon the exchange of 4,193,469 Helix Class B Shares (assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which were initially purchased prior to the Helix IPO for approximately $0.006 per share and (ii) 509,000 shares of PubCo Common Stock upon the exchange of 509,000 Helix Class A Shares, which were initially purchased in a private placement that closed concurrently with the Helix IPO for $10.00 per share. Cormorant will receive (i) 2,400,000 shares of PubCo Common Stock upon the exchange of 2,400,000 Helix Class A Shares, which were initially purchased in the Helix IPO for $10.00 per share, (ii) an estimated 7,032,829 shares of PubCo Common Stock, which is equal to Cormorant’s $75 million PIPE Investment divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, and (iii) an estimated 4,021,250 shares of PubCo Common Stock upon the exchange of BBOT capital stock, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix’s independent directors and its advisor will each receive 30,000 shares of PubCo Common Stock upon the exchange of 30,000 Helix Class B Shares held by them, which shares were issued to them as consideration for services rendered to Helix. The securities to be issued to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Dilution”, “The Business Combination — Interests of Helix’s Sponsor, Cormorant and Directors and Officers in the Business Combination”, “The Business Combination — Compensation to be Received by the Sponsor, Cormorant, and Helix’s Officers and Directors in Connection with the Business Combination and PIPE Investment” and “Information About Helix — Executive and Director Compensation.”

The Sponsor, Cormorant, and Helix’s officers and directors will also be reimbursed for loans, advances, and out-of-pocket expenses incurred by them related to identifying, negotiating, investigating and completing the Business Combination. No such loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus. In addition, Helix has agreed to pay the Sponsor $6,485 per month for office space, utilities, secretarial and administrative support services provided to members of the Helix management team. Additionally, the Sponsor, Cormorant, and Helix’s officers and directors will be entitled to continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Helix’s independent directors are not members of the Sponsor and are not affiliates of Cormorant. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Cormorant, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. Further, Bihua Chen, Helix’s Chairwoman and Chief Executive Officer, is expected to serve as a director of PubCo after the Closing, and as such, in the future, Ms. Chen may receive compensation for her service as a director of PubCo. See “Dilution”, “The Business Combination — Interests of Helix’s Sponsor, Cormorant and Directors and Officers in the Business Combination”, “The Business Combination — Compensation to be Received by the Sponsor, Cormorant, and Helix’s Officers and Directors in Connection with the Business Combination and PIPE Investment” and “Information About Helix — Executive and Director Compensation.”

Potential conflicts of interest in connection with the Business Combination:    There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Cormorant, Helix officers and directors, BBOT officers and directors and (ii) unaffiliated security holders of Helix. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the shares to be issued to the Sponsor, Cormorant, and Helix’s officers and directors in connection with the Business Combination, and the reimbursement of loans and advances. See the section entitled “The Business Combination — Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination” and “The Business Combination — Interests of the BBOT Officers and Directors in the Business Combination” for more information.

In order to finance transaction costs in connection with the Business Combination, the Sponsor, Cormorant, and Helix’s officers and directors may, but are not obligated to, loan Helix funds as may be required (“Working Capital Loans”). If Helix completes the Business Combination, Helix would repay any such Working Capital Loans out of the proceeds of the Trust Account released to Helix without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into PubCo Common Stock, at a price of $10.00 per share, at the Closing. If Helix liquidates without completing a business combination, any such Working Capital Loans would be repaid only out of funds held outside the Trust Account, if any. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2024, Helix had no outstanding borrowings under Working Capital Loans.

If Helix does not complete the Business Combination with BBOT or another initial business combination by February 13, 2026, which date is 24 months after the closing of its IPO, or by such earlier liquidation date as the Helix Board may approve (the “completion window”), Helix will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law. The Sponsor and Helix’s officers, directors, and advisor have no rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if Helix fails to complete an initial business combination within the completion window, although they will entitled to liquidating distributions from assets outside the Trust Account.

Helix’s Class A Shares are listed on Nasdaq under the symbol “HLXB.” On February 27, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the Helix Class A Shares was $10.80. As of April 11, 2025, the closing price of the Helix Class A Shares was $10.82. Helix intends to apply for listing, to be effective at Closing, of the PubCo Common Stock on the Nasdaq Global Market under the symbol “BBOT”. It is a condition to BBOT’s and Helix’s obligations to consummate the Business Combination that the PubCo Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, is approved for listing on Nasdaq, subject only to official notice of issuance. Additionally, it is a condition to the obligations of the parties to the Subscription Agreements to consummate the PIPE Investments that the PubCo Common Stock, including the PIPE Shares, has been approved for listing on Nasdaq, subject only to official notice of issuance. Helix and BBOT believe that Helix will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by BBOT and Helix, and the PIPE Investments may not be consummated unless such condition is waived by the PIPE Investors. The Nasdaq listing condition may be waived by BBOT and Helix, with respect to the Business Combination, and by the PIPE Investors, with respect to the PIPE Investment, at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM. If BBOT and Helix, on the one hand, and/or the PIPE Investors, on the other hand, waive such condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the EGM. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the PubCo Common Stock will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.

Helix is, and PubCo will be, an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. Investing in PubCo’s Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 25 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in PubCo’s Common Stock.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the EGM. Helix encourages you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 25.

When you review the information included in the accompanying proxy statement/prospectus and consider the Helix Board’s recommendation to vote in favor of the proposals described therein, you should keep in mind that the Sponsor, Cormorant, and Helix’s officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor, Cormorant and Helix’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Helix. See the sections entitled “The Business Combination — Interests of Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [•], and is first being mailed to Helix Shareholders on or about [•].

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED APRIL 14, 2025

Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02166
Tel: (857) 702-0370

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON [•], 2025

To the Shareholders of Helix Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Helix Acquisition Corp. II, a Cayman Islands exempted company (“Helix”), will be held virtually at [•], Eastern Time, on [•], 2025. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of Helix (as may be amended from time to time, the “Helix Articles”), the physical location of the EGM will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020. You are cordially invited to attend the EGM, which will be held for the following purposes:

(1)    Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, and adopt the Business Combination Agreement, dated as of February 28, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among Helix, Helix II Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Helix (“Merger Sub”) and TheRas, Inc. (d/b/a BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT”), and the transactions contemplated by the Business Combination Agreement, pursuant to which the following will occur: (1) the domestication of Helix as a Delaware corporation, in which Helix will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”); (2) the merger of Merger Sub with and into and BBOT with BBOT surviving the merger as a wholly-owned subsidiary of Helix (the “Merger”), in accordance with the Business Combination Agreement and DGCL; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. In connection with the consummation of the Business Combination (the “Closing” and the date of the Closing, the “Closing Date”), Helix will be renamed BridgeBio Oncology Therapeutics, Inc. (“PubCo”). References herein to PubCo denote Helix following the Business Combination. We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the entry of Helix into the Business Combination Agreement, dated February 28, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among Helix, Helix II Merger Sub, Inc., and TheRas, Inc. (in the form attached to the proxy statement/prospectus of the meeting as Annex A), the consummation of the transactions contemplated by the Business Combination Agreement and the performance by Helix of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

(2)    Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by special resolution, the deregistration of Helix from the Register of Companies in the Cayman Islands (the “Cayman Registrar”) and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL, and Part XII of the Cayman Companies Act. The Domestication is intended to be effected on the date that is one business day prior to the effective time of the Merger, including the filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the proposed new certificate of incorporation of PubCo (the “PubCo Charter”). Upon the effectiveness of the Domestication, Helix will become a Delaware corporation and will change its corporate name to “BridgeBio Oncology Therapeutics, Inc.” and all outstanding securities of Helix will convert into securities of PubCo, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that Helix be de-registered in the Cayman Islands pursuant to article 49 of the amended and restated memorandum and articles of association of Helix and Part XII of the Cayman Islands Companies Act (As Revised) and transferred by way of continuation to Delaware as a corporation under the laws of the state of Delaware.”

(3)    Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the shareholders of Helix in the Domestication and stockholders of BBOT in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Subscription Agreements, and (iii) any other issuances of PubCo Common Stock and securities convertible into or exercisable for PubCo Common Stock pursuant to subscription, purchase or similar agreements Helix has entered, or may enter, into prior to Closing. We refer to this proposal as the “Stock Issuance Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the shareholders of Helix in the Domestication and stockholders of BBOT in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Subscription Agreements, and (iii) any other issuances of PubCo Common Stock and securities convertible into or exercisable for PubCo Common Stock pursuant to subscription, purchase or similar agreements Helix has entered, or may enter, into prior to Closing, be approved in all respects.”

(4)    Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve, by special resolution, the PubCo Charter and the proposed new bylaws (the “PubCo Bylaws” and, together with the PubCo Charter, the “PubCo Organizational Documents”) of PubCo in connection with the Business Combination. We refer to this proposal as the “Organizational Documents Proposal”. The form of each of the PubCo Charter and the PubCo Bylaws is attached to the accompanying proxy statement/prospectus as Annex I and Annex J, respectively.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of Helix currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new PubCo Charter and the PubCo Bylaws (in the form attached to the proxy statement/prospectus of the meeting as Annex I and Annex J, respectively) including, without limitation, the authorization of the change in authorized share capital as indicated therein, in each case effective upon the effectiveness of the Domestication.”

(5)    Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve an ordinary resolution on a non-binding and advisory basis only the following material differences between the Helix Articles and the PubCo Organizational Documents:

•        Proposal No. 5A: Authorized Shares — A proposal to amend the Helix Articles to authorize the change in the authorized capital stock of Helix from (i) 500,000,000 Helix Class A Shares, 50,000,000 Helix Class B Shares and 5,000,000 preference shares, par value $0.0001 per share, to (ii) [•] shares of PubCo Common Stock and [•] shares of preferred stock.

•        Proposal No. 5B: Exclusive Forum Provision — A proposal to amend the Helix Articles to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

•        Proposal No. 5C: Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents — A proposal to amend the Helix Articles to approve provisions requiring the affirmative vote of at least (i) two-thirds of the outstanding shares of capital stock entitled to vote to adopt, amend or repeal the Proposed Bylaws and (ii) a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL) for amendments to the PubCo Charter.

•        Proposal No. 5D: Removal of Directors — A proposal to amend the Helix Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class.

•        Proposal No. 5E: Action by Written Consent of Stockholders — A proposal to amend the Helix Articles approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

•        Proposal No. 5F: Other Changes In Connection With Adoption of the proposed PubCo Organizational Documents — A proposal to amend the Helix Articles to authorize (1) changing the corporate name from “Helix Acquisition Corp. II” to “BridgeBio Oncology Therapeutics, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to Helix’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Governing Documents be and are hereby approved and adopted:

•        Proposal No. 5A — to amend the Helix Articles to authorize the change in the authorized capital stock of Helix from (i) 500,000,000 Helix Class A Shares, 50,000,000 Helix Class B Shares and 5,000,000 preference shares, par value $0.0001 per share, to (ii) [•] shares of PubCo Common Stock and [•] shares of preferred stock.

•        Proposal No. 5B — to amend the Helix Articles to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

•        Proposal No. 5C — to amend the Helix Articles to approve provisions requiring the affirmative vote of at least (i) two-thirds of the outstanding shares of capital stock entitled to vote to adopt, amend or repeal the Proposed Bylaws and (ii) a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL) for amendments to the PubCo Charter.

•        Proposal No. 5D — to amend the Helix Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class.

•        Proposal No. 5E — to amend the Helix Articles approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

•        Proposal No. 5F — to amend the Helix Articles to authorize (1) changing the corporate name from “Helix Acquisition Corp. II” to “BridgeBio Oncology Therapeutics, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to Helix’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.”

(6)    Proposal No. 6 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan (the “PubCo Incentive Plan”). We refer to this proposal as the “Incentive Plan Proposal”.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex K, be adopted and approved.”

(7)    Proposal No. 7 — The ESPP Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan (the “ESPP”). We refer to this proposal as the “ESPP Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex L, be adopted and approved.”

(8)    Proposal No. 8 — Director Election Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the election of seven directors to serve on the PubCo board of directors until their respective successors are duly elected and qualified. We refer to this proposal as the “Director Election Proposal”.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the PubCo board of directors until their respective successors are duly elected and qualified, effective upon the consummation of the Business Combination.”

Name of Director	Class of Director
Eli Wallace, Ph.D.	Class [•]
Neil Kumar, Ph.D.	Class [•]
Frank McCormick, Ph.D., F.R.S., D. Sc.	Class [•]
Praveen Tipirneni, M.D.	Class [•]
Michelle Doig	Class [•]
Bihua Chen	Class [•]
Raymond Kelleher, M.D., Ph.D.	Class [•]

(9)    Proposal No. 9 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable (the “Adjournment Proposal”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the EGM be adjourned to a later date or dates, if the Helix Board deems it necessary or desirable, be approved.”

Approval of each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Organizational Documents Proposal is a condition to consummating the Business Combination. We refer to such proposals, collectively, as the “Condition Precedent Proposals”.

Only holders of record of Helix Class A Shares and Helix Class B Shares (together, the “Helix Ordinary Shares”) at the close of business on [•], 2025 (the “Record Date”) are entitled to notice of and to vote at and to have their votes counted at the EGM and any adjournment of the EGM.

This proxy statement/prospectus and accompanying proxy card is being provided to Helix’s shareholders in connection with the solicitation of proxies to be voted at the EGM and at any adjournment of the EGM. Whether or not you plan to attend the EGM, all of Helix’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 25 of this proxy statement/prospectus.

After careful consideration, the Helix Board, based in part upon the unanimous recommendation of the Transaction Committee, has unanimously determined that the Business Combination is fair, advisable, and in the best interests of Helix and its shareholders, unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Domestication and Merger, and “FOR” all other proposals presented to Helix’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of Helix’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. When you consider the recommendation of the proposals herein by the Helix Board, you should keep in mind that the Sponsor, Cormorant, and Helix’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers” for a further discussion of these considerations.

Pursuant to the Helix Articles, a holder of Helix Class A Shares initially issued in Helix’s initial public offering (the “Public Shares”, and such holder, a “Public Shareholder”), other than the Sponsor, Cormorant, and the Helix Insiders, may request that Helix redeem all or a portion of his, her, or its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     hold Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Helix’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Helix redeem all or a portion of your Public Shares for cash; and

(iii)   tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•], 2025 (two business days before the scheduled date of the EGM) in order for their Helix Class A Shares to be redeemed.

Holders of Public Shares (other than the Sponsor, Cormorant, and the Helix Insiders) may elect to redeem all or a portion of their Public Shares regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a Public Shareholder (other than the Sponsor, Cormorant, and the Helix Insiders) properly exercises its right to redeem all or a portion of the Public Shares that it holds, including timely delivering such shares to Continental, Helix will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held the trust account established at the consummation of Helix’s IPO (the “Trust Account”) (including interest earned on the funds held in the Trust Account not previously released to Helix to pay its taxes, net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the Helix Class A Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Helix cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the Helix Class A Shares when Public Shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange his, her or its Public Shares for cash and will no longer own Public Shares. See “Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming his, her or its Public Shares with respect to more than an aggregate of 20% of the Public Shares without Helix’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the Helix Class A Shares, then any such shares in excess of that 20% limit would not be redeemed for cash without Helix’s prior consent.

On February 28, 2025, Helix entered into Non-Redemption Agreements with Non-Redeeming Holders, pursuant to which, among other things, each Non-Redeeming Holder irrevocably and unconditionally agreed, for the benefit of Helix, that neither it nor its controlled affiliates will exercise any redemption rights under the Helix Articles with respect to the Non-Redeeming Shares at any meeting of the Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements.

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the aggregate cash proceeds available for release to Helix from the trust account established in connection with Helix’s initial public offering (the “Trust Account”) in connection with the Business Combination (net of the amount required to be paid to redeeming Public Shareholders, but for the avoidance of doubt, prior to the payment of any transaction expenses), together with the aggregate cash proceeds actually received from the PIPE Investments (as defined below) (such amount, the “Helix Closing Cash”), equaling no less than $400 million (the “Minimum Cash Condition”); (ii) the PubCo Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares (as defined below), having been approved for listing on the Nasdaq Global Market (“Nasdaq”), subject to official notice of issuance; (iii) this registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of the holders of Helix Ordinary Shares (such holders, the “Helix Shareholders” and such vote the “Helix Shareholder Approval”) and BBOT Stockholders (the “BBOT Stockholder Approval”). The Minimum Cash Condition described above is for the benefit of BBOT only and is subject to waiver by BBOT. Conditions (ii) through (iv) above are for the benefit of both Helix and BBOT and are subject to waiver by Helix or BBOT. As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through the PIPE Investment and through the retention of Public Shares. It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Only holders of record of Helix Ordinary Shares at the close of business on the Record Date are entitled to notice of and to have their votes counted at the EGM and any adjournment of the EGM.

Pursuant to the Helix Articles and Cayman Islands law, the approval of each of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal and Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Pursuant to the Helix Articles and Cayman Islands law, the approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Pursuant to the Helix Articles and Cayman Islands law, the approval of each of the Advisory Organizational Documents Proposals requires an ordinary resolution on a non-binding and advisory basis only, being the affirmative vote of holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Pursuant to the Helix Articles, the approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the issued and outstanding Helix Class B Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the Helix Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48 of the Helix Articles.

In connection with Helix’s IPO, the Sponsor and Helix’s officers, directors, and advisor entered into a letter agreement with Helix (the “Insider Letter”), pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Helix Support Agreement, the Sponsor and each of Helix’s independent directors and advisor who hold Founder Shares agreed not to redeem any Helix Ordinary Shares held by them in connection with the Business Combination, and Cormorant also agreed to waive its redemption rights with respect to any Helix Ordinary Shares it holds, including the 2,400,000 Helix Class A Shares purchased in the IPO. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver. The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares.

Your vote is very important. Whether or not you plan to attend the EGM, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the EGM. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the EGM. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the EGM, and if the other conditions to Closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals, Director Election Proposal, Incentive Plan Proposal, and ESPP Proposal are each conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the EGM. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the EGM in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the EGM and will not be voted. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any proposal in the accompanying proxy statement/prospectus. An abstention will be counted towards the quorum requirement; broker non-votes cast on a “routine” matter will be counted as present for purposes of establishing a quorum, while broker non-votes cast on a “non-routine” matter will not be counted toward the quorum requirement. We do not expect any of the matters being presented at the EGM to constitute “routine”

matters. Abstentions and broker non-votes will not count as a vote cast at the EGM and otherwise will have no effect on a particular proposal because each proposal requires the affirmative vote of a particular number of votes cast and an abstention and a broker non-vote is not a vote cast. If you are a shareholder of record and you attend the EGM and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your Helix Ordinary Shares, please contact [•], our proxy solicitor, by email at [•]. Individuals may also call [•] toll free at [•]; banks and brokers can call [•]. This notice of EGM and the proxy statement/prospectus are available at [•].

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Bihua Chen,
Chairwoman and Chief Executive Officer
[•], 2025

Important Notice Regarding the Availability of Proxy Materials for the EGM to be held on [•], 2025: This notice of EGM and the related proxy statement will be available at [•].

IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR PROXY CARD WILL APPOINT [•] AS YOUR PROXY TO VOTE YOUR SHARES IN [•]’S DISCRETION. [•] WILL VOTE ANY UNDIRECTED PROXIES IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) SUBMIT A WRITTEN REQUEST TO CONTINENTAL AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE EGM, WHICH REQUEST MUST INCLUDE THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (2) TENDER OR DELIVER YOUR PUBLIC SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

The accompanying proxy statement/prospectus is dated [•], 2025 and is first being mailed to shareholders on or about [•], 2025.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Helix and BBOT, constitutes a prospectus of Helix under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of PubCo Common Stock to be issued under the Business Combination Agreement if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement of Helix under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the EGM of Helix at which Helix Shareholders will be asked to consider and vote upon proposals to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Helix Shareholders nor the issuance by PubCo of PubCo Common Stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Helix has been provided by Helix and information contained in this proxy statement/prospectus regarding BBOT has been provided by BBOT.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we”, “us”, “our” and “Helix” refer to Helix Acquisition Corp. II and the terms “PubCo,” “combined company” and “post-combination company” refer to PubCo. (f/k/a Helix Acquisition Corp. II as of immediately following the consummation of the Business Combination) and its subsidiaries following the consummation of the Business Combination.

In this document:

“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, which will be entered into by and between the Helix Insiders, certain BBOT Stockholders and PubCo in connection with the Closing.

“Adjournment Proposal” means the proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable.

“Advisory Organizational Documents Proposals” means the six proposals to be considered at the EGM to approve an ordinary resolution on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Helix Articles and the PubCo Organizational Documents.

“Aggregate Merger Consideration” means consideration to be issued to BBOT Stockholders in connection with the Merger, to be determined by dividing (a) the Equity Value by (b) the Redemption Price. For purposes of this proxy statement/prospectus, the Aggregate Merger Consideration that is estimated to be issued to BBOT Stockholders is 43,233,290 shares of PubCo Common Stock

“Aggregate Fully Diluted BBOT Shares” means the sum, without duplication of (a) BBOT Common Stock plus (b) the aggregate number of shares of BBOT Common Stock that are issuable upon, or subject to, the exercise or settlement of BBOT Options (whether or not then vested or exercisable), in each case, that are outstanding immediately prior to the Merger Effective Time, plus (c) BBOT Preferred Stock (on an as-converted to BBOT Common Stock basis) that are issued and outstanding immediately prior to the Merger Effective Time. For purposes of this proxy statement/prospectus, the Aggregate Fully-Diluted BBOT Shares is deemed to be 477,952,369 shares, which represents the BBOT fully-diluted common stock as of March 31, 2025.

“Alternative Proposal” means any inquiry, proposal or offer for, or an indication of interest in entering into, an Alternative Transaction, communicated to BBOT or any of its representatives.

“Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving BBOT, on the one hand, or Helix, on the other hand, as applicable and in each case other than the Business Combination: (A) any direct or indirect merger, consolidation, share exchange, business combination, reconsolidation, recapitalization, reorganization, liquidation, dissolution, or other similar transaction, or (B) any direct or indirect sale, lease, license, exchange, transfer, option or other disposition of (x) all or a material portion of the assets or properties of BBOT or the Business, on the one hand, or Helix, on the other hand, as applicable, or (y) any class or series of the capital stock or other equity interests or debt securities or profit interests of BBOT, on the one hand, or Helix, on the other hand.

“BBOT” means TheRas, Inc. (d/b/a BridgeBio Oncology Therapeutics), a Delaware Corporation.

“BBOT Board” means the board of directors of BBOT.

“BBOT Common Stock” means the shares of common stock of BBOT.

“BBOT Disclosure Schedules” means the disclosure schedules of BBOT to the Business Combination Agreement.

“BBOT Option” means each outstanding and unexercised option to purchase shares of BBOT Common Stock.

“BBOT Preferred Stock” means the shares of preferred stock of BBOT.

“BBOT Series B Financing” means the Series B preferred stock financing of BBOT on April 30, 2024.

“BBOT Special Committee” means the special committee of the BBOT Board.

“BBOT Stockholder Approval” means the requisite vote by BBOT Stockholders to approve and adopt the Business Combination Agreement and transactions contemplated thereby.

“BBOT Stockholders” means the holders of BBOT Common Stock and BBOT Preferred Stock.

“BBOT Support Agreement” means the certain BBOT Support Agreement, dated as of February 28, 2025, by and between Helix, BBOT and the BBOT Supporting Stockholders.

“BBOT Supporting Stockholders” means certain stockholders of BBOT, including affiliates of Cormorant, who are parties to the BBOT Support Agreement.

“BBOT Written Consent” means the written consent of a sufficient number of shares of BBOT Common Stock required to approve the Business Combination Agreement, each ancillary agreement to which BBOT is a party and the Business Combination.

“BridgeBio Pharma” means BridgeBio Pharma, Inc., and its affiliates.

“Business Combination” means, collectively, the Merger, the Domestication and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 28, 2025 (as may be amended, restated, supplemented or otherwise modified from time to time) by and among Helix, Merger Sub, and BBOT.

“Business Combination Proposal” means the proposal to be considered at the EGM to approve and adopt the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Class B Share Conversion” means the election by each holder of the Helix Class B Shares, pursuant to the terms of the Sponsor Support Agreement, to convert each Helix Class B Share, on a one-for-one basis, into one Helix Class A Share.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“completion window” means the time in which Helix has to complete its initial business combination pursuant to the terms of the Helix Articles, which is until the date that is 24 months from the closing of Helix’s IPO, or February 13, 2026.

“Condition Precedent Proposals” means the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Organizational Documents Proposal, the approval of each of which is a condition to consummating the Business Combination.

“Consideration Ratio” means the number of shares of PubCo Common Stock to be issued in exchange for issued and outstanding BBOT capital stock upon the Merger, and is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the Aggregate Fully Diluted BBOT Shares. Assuming that the Aggregate Fully Diluted BBOT Shares on the Closing Date is 477,952,369 shares, which represents the BBOT fully-diluted common stock as of March 31, 2025, and that the Redemption Price is approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Estimated Consideration Ratio is approximately 0.0905 shares of PubCo Common Stock for every outstanding share of BBOT capital stock on an as-converted basis.

“Continental” means Continental Stock Transfer & Trust Company, Helix’s transfer agent.

“Cormorant” means certain investment vehicles managed by Cormorant Asset Management, LP.

“DGCL” means the Delaware General Corporation Law.

“Director Election Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the election of seven directors to serve on the PubCo Board.

“Domestication” means the domestication of Helix as a Delaware corporation, in which Helix will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL and Part XII of the Cayman Companies Act.

“Domestication Effective Time” means the effective time of the Domestication.

“Domestication Proposal” means the proposal to be considered at the EGM to approve, by special resolution, the Domestication.

“DTC” means The Depository Trust Company.

“EGM” means the extraordinary general meeting of Helix’s shareholders, to be held virtually at [•], Eastern Time, on [•], 2025. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the amended and the Helix Articles, the physical location of the EGM will be at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020.

“Employee Lock-Up Holder” means a Lock-Up Holder who was employed at BBOT and held a position below the level of Vice President immediately prior to the Closing.

“Employee Lock-Up Period” means the period beginning on the Closing Date and ending on the day that is the six-month anniversary of the Closing Date.

“Equity Value” means the sum of $461,051,546.

“ESPP” means the BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan.

“ESPP Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the ESPP.

“Exchange Act” means the Securities Exchange Act of 1934.

“Founder Shares” means the Helix Class B Shares held by the Sponsor and Helix’s independent directors and advisor.

“Helix” means Helix Acquisition Corp. II (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and after the Domestication will be a corporation incorporated under the laws of the State of Delaware).

“Helix Articles” means Helix’s amended and restated memorandum and articles of association.

“Helix Board” means the board of directors of Helix.

“Helix Class A Shares” means the Class A ordinary shares of Helix, par value $0.0001 per share.

“Helix Class B Shares” means the Class B ordinary shares of Helix, par value of $0.0001 per share.

“Helix Closing Cash” means the aggregate cash proceeds available for release to Helix from the Trust Account (net of amount to be paid to redeeming Public Shareholders, but for the avoidance of doubt, prior to the payment of any transaction expenses), together with the aggregate cash proceeds actually received from the PIPE Investments.

“Helix Insiders” means the Sponsor, certain directors and officers of Helix, Cormorant, and the independent directors and an advisor of Helix.

“Helix Ordinary Shares” means, collectively, the Helix Class A Shares and Helix Class B Shares.

“Helix Shareholders” means the holders of Helix Ordinary Shares.

“Helix Shareholder Approval” means the requisite vote by Helix Shareholders to approve and adopt the Business Combination Agreement and transactions contemplated thereby.

v

“Helix Support Agreement” means that certain Helix Support Agreement, dated as of February 28, 2025 (as it may be amended or supplemented time to time), by and between Helix, Helix Insiders and BBOT.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Plan Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the PubCo Incentive Plan.

“Latham” means Latham & Watkins, LLP.

“Leerink Partners” means Leerink Partners, LLC.

“Lincoln” means Lincoln International LLC.

“Lock-Up Agreement” means the lock-up agreement to be entered into in connection with the Closing pursuant to the Business Combination Agreement by the Helix Insiders and PubCo, pursuant to which the Helix Insiders will agree not to transfer (except for certain permitted transfers) the Lock-Up Shares during the Lock-Up Period.

“Lock-Up Holders” means the BBOT Stockholders who receive shares of PubCo Common Stock from PubCo as consideration pursuant to the Merger, or upon the settlement or exercise of warrants, stock options, restricted stock units or other equity awards assumed, continued, or substituted by PubCo pursuant to the Business Combination Agreement.

“Lock-Up Period” means the duration immediately following the Closing Date until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date.

“Lock-Up Shares” means the shares of PubCo Common Stock held by signatories to the Lock-Up Agreement.

“Merger” means the merger of Merger Sub with and into BBOT and BBOT surviving the merger as a wholly-owned subsidiary of Helix.

“Merger Effective Time” means the effective time of the Merger.

“Merger Sub” means Helix II Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Helix.

“Minimum Cash Condition” means the condition that the Helix Closing Cash must equal no less than $400 million.

“Morgan Stanley” means Morgan Stanley & Co. LLC.

“Nasdaq” means the Nasdaq Stock Market, LLC.

“Non-Redeeming Holders” means the Helix Shareholders who entered into Non-Redemption Agreements with Helix.

“Non-Redeeming Shares” means the 450,900 Helix Class A Shares collectively held by the Non-Redeeming Holders as of the date of the Non-Redemption Agreements.

“Non-Redemption Agreements” means the Non-Redemption Agreements, dated February 28, 2025, by and between Helix and the Non-Redeeming Holders, pursuant to which, among other things, the Non-Redeeming Holders agreed to refrain from exercising their redemption rights with respect to the Non-Redeeming Shares.

“Oppenheimer” means Oppenheimer & Co, Inc.

“Organizational Documents Proposal” means the proposal to be considered at the EGM to approve, by special resolution, the PubCo Organizational Documents.

“Outside Date” means October 31, 2025; provided, that if the SEC has not declared effective the registration statement, of which this proxy statement/prospectus forms a part, on or prior to September 30, 2025, the Outside Date will be automatically extended to December 31, 2025.

“PIPE Investments” means the subscription for approximately $260.9 million of PIPE Shares pursuant to the Subscription Agreements.

“PIPE Investors” means certain qualified institutional buyers, institutional accredited investors and other accredited investors who entered into the Subscription Agreements with Helix.

“PIPE Shares” means the approximately $260.9 million of PubCo Common Stock to be purchased as part of the PIPE Investments.

“Placement Agents” means, collectively, Leerink Partners, Morgan Stanley, Cantor, and Oppenheimer.

“PubCo” means Helix after the consummation of the Domestication, which will be named BridgeBio Oncology Therapeutics, Inc.

“PubCo Bylaws” means the proposed new bylaws of PubCo, to take effect upon the Domestication.

“PubCo Charter” means the proposed new certificate of incorporation of PubCo, to take effect upon the Domestication.

“PubCo Common Stock” means PubCo’s common stock, par value $0.0001 per share.

“PubCo Incentive Plan” means the BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan.

“PubCo Option” means an option of PubCo containing the same terms, conditions, vesting and other provisions as are currently applicable to such BBOT Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Common Stock equal to the Consideration Ratio multiplied by the number of shares of BBOT common stock subject to the BBOT Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the BBOT Option divided by the Consideration Ratio, rounded up to the nearest whole cent.

“PubCo Organizational Documents” means, collectively, the PubCo Charter and PubCo Bylaws.

“Public Shareholder” means a holder of Public Shares.

“Public Shares” means the Helix Class A Shares initially issued in Helix’s initial public offering (whether they are purchased in the initial public offering or thereafter in the open market).

“Redemption Price” means the per-share price, payable in cash, equal to the pro rata portion of the funds held the Trust Account (including interest earned on the funds held in the Trust Account not previously released to Helix to pay its taxes, net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination) at which each Public Share may be redeemed in connection with the Business Combination, pursuant to the Helix Articles.

“Record Date” means [•], 2025.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SPAC” means a special purpose acquisition company.

“Sponsor” means Helix Holdings II LLC, a Cayman Islands limited liability company.

“Sponsor Contributed Shares” means the number of shares of PubCo Common Stock equal to (A) 3,360,000 multiplied by (B) one minus the number resulting from dividing (a) the actual Helix Closing Cash by (b) $400 million to be contributed by the Sponsor if the Minimum Cash Condition has not been met and Helix has used good faith efforts to meet the Minimum Cash Condition.

“Sponsor Forfeited Shares” means the Helix Class B Shares to be forfeited by the Sponsor to Helix, equal to the quotient of the difference between (a) the Redemption Price multiplied by 4,600,000 less (b) $46,000,000 divided by the Redemption Price.

“Subscription Agreements” means the subscription agreements, dated February 28, 2025, by and between Helix and the PIPE Investors.

“Stock Issuance Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the Helix Shareholders in the Domestication and BBOT Stockholders in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Subscription Agreements and (iii) any other issuances of PubCo Common Stock and securities convertible into or exercisable for PubCo Common Stock pursuant to subscription, purchase or similar agreements Helix has entered, or may enter, into prior to the Closing.

“Surviving Corporation” means BBOT after the Merger.

“Transaction Committee” means the Transaction Committee of the Helix Board.

“Trust Account” means the trust account established in connection with Helix’s initial public offering.

“Underwriting Agreement” means the Underwriting Agreement, dated February 8, 2024, by and between Helix and Leerink Partners.

“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

“Working Capital Loans” means any loans provided by the Sponsor, Cormorant and Helix’s officers and directors to finance transaction costs in connection with the Business Combination.

FINANCIAL STATEMENT PRESENTATION

Helix

The historical audited financial statements of Helix as of and for the years ended December 31, 2024 and 2023 were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are denominated in U.S. dollars.

BBOT

The historical audited financial statements of BBOT as of and for the years ended December 31, 2024 and 2023 were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars.

Rounding and Negative Amounts

Certain numerical information and other amounts and percentages in this proxy statement/prospectus, including financial data, have been rounded. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.

In preparing the audited and unaudited historical financial statements of Helix and BBOT, most numerical figures are presented in thousands. For the convenience of the reader of this proxy statement/prospectus, certain numerical figures in this proxy statement/prospectus are rounded to the nearest thousand. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in Helix’s and BBOT’s financial statements.

The percentages presented in the textual financial disclosure in this proxy statement/prospectus are derived directly from the financial information contained in Helix’s and BBOT’s financial statements. The percentages derived from Helix’s and BBOT’s financial statements may be computed using the numerical figures expressed in thousands in its financial statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this proxy statement/prospectus.

In tables, negative amounts are shown between parentheses. Otherwise, negative amounts may also be shown by “—” before the amount.

Currency Presentation

The financial statements of Helix and BBOT are measured and presented using United States dollars.

References to “$,” “US$” and “U.S. dollar” each refer to the United States dollar.

MARKET AND INDUSTRY DATA

Helix and BBOT are responsible for the disclosure contained in this proxy statement/prospectus. However, information contained in this proxy statement/prospectus concerning the market and the industry in which BBOT competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by BBOT based on such sources and BBOT’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable. The industry in which BBOT operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to BBOT and the Business Combination” and elsewhere in this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although Helix and BBOT have not independently verified the accuracy or completeness of third-party information, Helix and BBOT believe the industry and market information included in this proxy statement/prospectus is reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

Notwithstanding anything in this proxy statement/prospectus to the contrary, Helix and BBOT are responsible for all disclosures in this proxy statement/prospectus.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to BBOT or to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this proxy statement/prospectus that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to:

•        statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity;

•        expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of BBOT’s product candidates, including the progress and results of the ONKORAS-101 and BREAKER-101 clinical trials;

•        the clinical and therapeutic potential of BBO-8520, BBO-10203 and BBO-11818; the size and growth potential of the markets for BBOT’s product candidates;

•        the therapeutic and curative potential of BBOT’s product candidates;

•        financing and other business milestones; potential benefits of the Business Combination; and

•        expectations relating to the Business Combination, including the proceeds of the Business Combination, the financing and BBOT’s expected cash runway and the timing of the Closing of the Business Combination.

These statements are based on various assumptions and on the current expectations of BBOT’s and Helix’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of BBOT and Helix.

These forward-looking statements are subject to a number of risks and uncertainties, including —

•        changes in domestic and foreign business, market, financial, political, and legal conditions;

•        economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates;

•        the risk that the approval of the Helix Shareholders or any other condition to Closing is not obtained;

•        failure to realize the anticipated benefits of the Business Combination;

•        the ability to obtain and/or maintain the listing of the PubCo Common Stock on Nasdaq;

•        future financial performance of PubCo following the Business Combination;

•        risks relating to any legal proceedings that may be instituted against Helix, PubCo or others following the announcement of the Business Combination;

•        global economic and political conditions;

•        international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation;

•        the effects of competition on BBOT’s future business; and

•        the amount of redemption requests made by Helix’s Public Shareholders.

Additional risks related to BBOT’s business include, but are not limited to:

•        uncertainty regarding outcomes of BBOT’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates;

•        risks associated with BBOT’s efforts to commercialize its product candidates;

•        BBOT’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all;

•        the impact of competing product candidates on BBOT’s business;

•        intellectual property-related claims;

•        BBOT’s ability to attract and retain qualified personnel; and

•        BBOT’s ability to source the raw materials for its product candidates.

If any of these risks materialize or Helix’s or BBOT’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Helix or BBOT presently know or that Helix and BBOT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Helix’s and BBOT’s expectations, plans, or forecasts of future events and views as of the date of this proxy statement/prospectus and are qualified in their entirety by reference to the cautionary statements herein. Helix and BBOT anticipate that subsequent events and developments will cause Helix’s and BBOT’s assessments to change. These forward-looking statements should not be relied upon as representing Helix’s and BBOT’s assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Helix, BBOT, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the EGM and the proposals to be presented at the EGM, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Helix Shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the EGM.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you are a shareholder of Helix and you are entitled to vote at the EGM to approve the matters set forth herein. This document serves as:

•        a proxy statement of Helix to solicit proxies for the EGM to vote on the proposals set forth herein; and

•        a prospectus of Helix to offer PubCo Common Stock to Helix Shareholders and BBOT Stockholders (other than the BBOT Consenting Stockholders) in the Business Combination.

Helix Shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. Helix is proposing to consummate the Business Combination with BBOT. Helix, Merger Sub and BBOT have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. Helix urges its shareholders to read the Business Combination Agreement in its entirety.

THE VOTE OF HELIX SHAREHOLDERS IS IMPORTANT. HELIX SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE EGM.

Q:     What proposals are Helix Shareholders being asked to vote on?

A:     At the EGM, Helix is asking holders of Helix Ordinary Shares to consider and vote upon the following proposals:

•        the Business Combination Proposal;

•        the Domestication Proposal;

•        the Stock Issuance Proposal;

•        the Organizational Documents Proposal;

•        the Advisory Organizational Documents Proposals;

•        the Incentive Plan Proposal;

•        the ESPP Proposal;

•        the Director Election Proposal; and

•        the Adjournment Proposal (if presented).

If Helix’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Domestication Proposal,” “Proposal No. 3 — The Stock Issuance Proposal” and “Proposal No. 4 — The Organizational Documents Proposal” and “The Business Combination,” of this proxy statement/prospectus, respectively.

Helix will hold the EGM to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the EGM. Helix Shareholders should read it carefully.

After careful consideration, the Helix Board has determined that each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal, if presented, are fair, advisable, and in the best interests of Helix and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Helix and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant, and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal– Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Q:     Are the proposals conditioned on one another?

A:     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the EGM. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals, Director Election Proposal, Incentive Plan Proposal, and ESPP Proposal are each also conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Q:     I am a holder of Public Shares. Why am I receiving this proxy statement/prospectus?

A:     Upon consummation of the Business Combination, and without any action on the part of any party or any other person, each outstanding Helix Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including Helix Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Common Stock. This proxy statement/prospectus includes important information about PubCo and the business of PubCo and its subsidiaries following consummation of the Business Combination. Helix urges you to read the information contained in this proxy statement/prospectus carefully.

Q:     Why is Helix proposing the Business Combination?

A:     Helix was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

On February 13, 2024, Helix consummated its initial public offering of 18,400,000 Helix Class A Shares, including the issuance of 2,400,000 Helix Class A Shares as a result of the underwriter’s exercise in full of its over-allotment option. The Helix Class A Shares were sold at a price of $10.00 per share, generating gross proceeds to Helix of $184,000,000. Simultaneously with the IPO, the Sponsor purchased 509,000 Helix Class A Shares at a purchase price of $10.00 per share, generating gross proceeds to Helix of $5,090,000. A total of $184,000,000, comprised of the net proceeds from the IPO and the sale of the private placement shares to the Sponsor, was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Since the IPO, Helix’s activity has been limited to the evaluation of business combination target companies.

BBOT is a clinical-stage biotechnology company with the mission of transforming the lives of patients with cancers driven by RAS and PI3Kα, the two most frequently mutated oncogenes. The Helix Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including the evaluation and recommendation of the Transaction Committee as well as the Transaction Committee’s and Helix Board’s review of the results of the due diligence conducted by Helix management and its advisors. As a result, the

Transaction Committee and the Helix Board concluded that the Business Combination with BBOT would present a unique business combination opportunity and is in the best interests of Helix and its shareholders. The Transaction Committee and the Helix Board also considered certain potentially material negative factors as well as certain potential conflicts of interest in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Transaction Committee’s and the Helix Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors”.

Q:     What will happen in the Business Combination?

A:     The Business Combination is structured as follows:

(A)    Immediately prior to the Domestication, (1) Helix will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn, (2) the Sponsor will surrender to Helix the Sponsor Forfeited Shares, and (3) the Class B Share Conversion will occur, whereby each holder of each issued and outstanding Helix Class B Share (other than the Sponsor Forfeited Shares) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each Helix Class B Share held by it into one Helix Class A Share.

(B)    The Domestication is intended to occur one business day prior to the Closing, whereby Helix will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation. In connection with the Domestication, Helix will change its name to “BridgeBio Oncology Therapeutics, Inc.”

(C)    At the effective time of the Domestication, each outstanding Helix Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including Helix Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Common Stock.

(D)    On the day of the Closing, the Sponsor will surrender and forfeit the Sponsor Contributed Shares, if any, and the Merger will occur. At the Merger Effective Time, each share of BBOT’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a corresponding number of shares of PubCo Common Stock equal to the Consideration Ratio (see “Consideration” below).

(E)    Additionally, at the Merger Effective Time, each outstanding and unexercised BBOT Option will become a PubCo Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such BBOT Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Common Stock equal to the Consideration Ratio multiplied by the number of shares of BBOT common stock subject to the BBOT Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the BBOT Option divided by the Consideration Ratio, rounded up to the nearest whole cent.

Q:     What are the reasons for the structure and timing of the Business Combination, the PIPE Investment, and the Non-Redemption Agreements?

A:     Helix was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of Helix’s IPO, at the direction of the Helix Board, Helix’s management and directors commenced a search for potential business combination targets, leveraging Helix’s and Cormorant’s network of biotech company founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of Helix’s management and directors. Helix conducted preliminary due diligence on, and entered into confidentiality agreements with, 50 companies from February 2024 through February 2025, including BBOT. Helix management ultimately decided not to pursue continued discussions with such alternate targets because Helix concluded that these other target businesses were not suitable business combination opportunities for Helix based on, among other factors, its due diligence indicating that the target businesses did not meet the criteria Helix had established at the time of its IPO, and instead Helix focused its efforts on BBOT.

Cormorant was initially introduced to BBOT in January 2024 by Neil Kumar, CEO of BridgeBio Pharma, a publicly traded biopharmaceutical company, in the context of a potential spinout of BBOT from BridgeBio Pharma. Prior to April 2024, BBOT was a majority-owned subsidiary of BridgeBio Pharma. In April 2024, Cormorant invested $35 million in the BBOT Series B Financing. At the time of Cormorant’s Series B investment, Helix did not consider BBOT to be a potential Helix target, as all of its programs were preclinical without imminent clinical catalysts. As a result of its Series B investment, Cormorant currently holds approximately 9.3% of the issued and outstanding equity securities of BBOT on a fully-diluted basis, has appointed a designee to the board of directors of BBOT, and has board observer rights. In late 2024, in light of clinical data emerging at an accelerated timeline, Helix management team started considering BBOT as a potential target candidate because BBOT’s product candidates were further along in development and BBOT satisfied more of Helix’s key criteria for a business combination target. Helix learned that BBOT was considering raising additional financing in 2025, including “crossover” (or mezzanine) financing or potentially a traditional initial public offering. On December 16, 2024, members of the Helix management team engaged in preliminary discussions with Dr. Wallace of BBOT regarding a potential business combination. However, until the execution of the letter of intent on January 16, 2025, there was no agreement, arrangement, or understanding between BBOT and Cormorant, Ms. Chen, or Helix to enter into a business combination with Helix, and no agreement, arrangement, or understanding between Helix and Ms. Chen or Cormorant with respect to determining whether to explore a potential business combination with BBOT or to proceed with the Business Combination. The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of Helix and BBOT, each in consultation with its advisors, which occurred between December 2024 and February 2025.

Helix and BBOT pursued both the PIPE Investment and Non-Redemption Agreements in order to provide additional capital to fund BBOT’s operations, research and development, and administration after the Business Combination is completed.

Concurrently with the execution of the Business Combination Agreement, on February 28, 2025, Helix entered into Subscription Agreements with 17 PIPE Investors, subscribing for an aggregate of approximately $260.9 million of PubCo Common Stock. Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments.

Additionally, concurrently with the execution of the Business Combination Agreement, on February 28, 2025, Helix entered into Non-Redemption Agreements with Non-Redeeming Holders, pursuant to which the Non-Redeeming Holders agreed not to redeem an aggregate of 450,900 Non-Redeeming Shares at any meeting of Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, PIPE Investment, and Non-Redemption Agreements are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, Subscription Agreements, and Non-Redemption Agreements, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for Helix to complete an initial business combination pursuant to the Helix Articles.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

Q:     What will Helix Shareholders receive in the Business Combination?

A:     Upon the Domestication, each outstanding Helix Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including Helix Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Common Stock.

Q:     What will BBOT Stockholders receive in the Business Combination?

A:     At the Merger Effective Time, each share of BBOT’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a corresponding number of shares of PubCo Common Stock equal to the Consideration Ratio.

The Aggregate Merger Consideration to be issued to BBOT Stockholders in connection with the Merger will be determined by dividing (a) the Equity Value by (b) the Redemption Price. The Consideration Ratio is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the Aggregate Fully Diluted Shares. Accordingly, assuming that the Aggregate Fully Diluted BBOT Shares on the Closing Date is 477,952,369 shares, which represents the BBOT fully-diluted common stock as of March 31, 2025, and that the Redemption Price is approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Estimated Consideration Ratio is approximately 0.0905 shares of PubCo Common Stock for every outstanding share of BBOT capital stock on an as-converted basis.

Additionally, at the Merger Effective Time, each outstanding and unexercised BBOT Option will become a PubCo Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such BBOT Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Common Stock equal to the Consideration Ratio multiplied by the number of shares of BBOT common stock subject to the BBOT Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the BBOT Option divided by the Consideration Ratio, rounded up to the nearest whole cent.

In considering the recommendation of the Helix Board to vote in favor of approval of the proposals set forth in this proxy statement/prospectus, unaffiliated Helix Shareholders should keep in mind that the Sponsor, Cormorant, and Helix’s directors and officers and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated Helix Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Persons Transactions” for more information.

Q:     Will Helix and BBOT obtain new financing in connection with the Business Combination and are there any arrangements to help ensure that Helix will have sufficient funds to consummate the Business Combination and that PubCo has sufficient funds to operate BBOT’s business following the Closing?

A:     In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into the Subscription Agreements with certain qualified institutional buyers, institutional accredited investors, and, other accredited investors, including Cormorant and other existing shareholders of Helix pursuant to which, among other things, Helix agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately $260.9 million of PubCo Common Stock, at a purchase price equal to the Redemption Price. Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments.

The obligations of the PIPE Investors to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq, subject only to official notice of issuance; (ii) the satisfaction or waiver of the conditions to closing set forth in Article IX of the Business Combination Agreement; (iii) the Business Combination Agreement not having been amended, modified or supplemented, and no condition having been waived in any manner that would materially adversely affect the economic benefits the PIPE Investors reasonably expect to receive under the Subscription Agreements; (iv) no subscription agreement, side letter, or other agreement or understanding with any other PIPE Investor having been amended, modified, or waived in any manner that benefits such other PIPE Investor unless each PIPE Investor has been offered the same benefits; (v) Helix having received not less than $200 million in cash from the PIPE Investments; and (vi) no BBOT Material Adverse Effect or Helix Material Adverse Effect having occurred. Conditions (i) and (ii) above are for the benefit of all parties to the Subscription Agreements and subject to waiver by all parties to the Subscription Agreements, and conditions (iii) through (vi) above are for the benefit of and subject to waiver by each PIPE Investor individually. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Subscription Agreements.”

Additionally, in connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into the Non-Redemption Agreements with the Non-Redeeming Holders, pursuant to which, among other things, the Non-Redeeming Holders irrevocably and unconditionally agreed, for the benefit of Helix, that neither they nor their controlled affiliates will exercise any redemption rights under Helix’s Articles with respect to the 450,900 Non-Redeeming Shares at any meeting of the Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. Each of the Non-Redeeming Holders also agreed (i) not to transfer directly or indirectly the Non-Redeeming Shares held by it until earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its Non-Redeeming Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the Helix in connection with the Business Combination and in favor of any proposal brought by Helix to adjourn or postpone the EGM. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Non-Redemption Agreements.”

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation, the Helix Closing Cash equaling no less than $400 million. As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through the PIPE Investment and through the retention of Public Shares. It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Q:     What equity stake will current Helix Shareholders and BBOT Stockholders hold in PubCo immediately after the Closing?

A:     The following tables illustrate estimated ownership levels in PubCo, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. In the following tables, the No Redemptions Scenario and Minimum Cash Condition Redemptions Scenario each assume that the $400.0 million Minimum Cash Condition is satisfied through a combination of the approximately $260.9 million PIPE Investments and retained funds in the Trust Account. The 75% Redemptions Scenario and Maximum Redemptions Scenario each represent redemptions in excess of the amount required to meet the Minimum Cash Condition and assume that BBOT, in its sole discretion, waives the Minimum Cash Condition. It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that

BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM.

The following table excludes the dilutive impact of PubCo Options.

	Pro Forma Combined
	No Redemptions Scenario		Minimum Cash Condition Redemptions Scenario		75% Redemptions Scenario**		Maximum Redemptions Scenario**
	Shares	%	Shares	%	Shares	%	Shares	%
Helix Public Shareholders (excluding Cormorant)(1)	16,000,000	18.3%	10,899,392	13.3%	4,338,175	5.8%	450,900	*
Sponsor and Cormorant(2)	18,156,548	20.8%	18,156,548	22.1%	17,580,098	23.4%	17,238,572	24.3%
Helix Independent Directors and Advisor(3)	120,000	*	120,000	*	120,000	*	120,000	*
BBOT Stockholders (excluding Cormorant)(4)	35,581,624	40.8%	35,581,624	43.3%	35,581,624	47.4%	35,581,624	50.2%
PIPE Investors (excluding Cormorant)(5)	17,431,939	20.0%	17,431,939	21.2%	17,431,939	23.2%	17,431,939	24.7%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	87,290,111	100.0%	82,189,503	100.0%	75,051,836	100.0%	70,823,035	100.0%

____________

*        Less than 1%.

**      Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Amount includes 4,193,469 Founder Shares held by the Sponsor, 509,000 Helix Class A Shares held by Sponsor, 2,400,000 Helix Class A Shares held by Cormorant, 7,032,829 shares purchased by Cormorant as part of the PIPE Investment, and 4,021,250 shares from BBOT ownership held by Cormorant. This amount includes the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(3)      Amount includes 30,000 Founder Shares held by each of Helix’s independent directors and advisor.

(4)      Amount includes 39,602,874 shares of PubCo Common Stock issued to BBOT Stockholders less 4,021,250 shares that will be held by Cormorant, which are presented in the row labeled “Sponsor and Cormorant”. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically 3,630,360 PubCo Options issued to BBOT optionholders.

(5)      Amount includes the estimated shares of PubCo Common Stock to be issued to the PIPE Investors of 24,464,768, using the Estimated Redemption Price of approximately $10.66 per share, less the 7,032,829 shares to be purchased by Cormorant as part of the PIPE Investment (which are presented in the row labeled “Sponsor and Cormorant”).

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all PubCo Options for cash, which will each be exercisable for one share of PubCo Common Stock at a price of approximately $10.66 per share (based on the Estimated Consideration Ratio).

	Pro Forma Combined, Including Dilutive Instruments
	No Redemptions Scenario		Minimum Cash Condition Redemptions Scenario		75% Redemptions Scenario**		Maximum Redemptions Scenario**
	Shares	%	Shares	%	Shares	%	Shares	%
Helix Public Shareholders (excluding Cormorant)(1)	16,000,000	17.6%	10,899,392	12.7%	4,338,175	5.5%	450,900	*
Sponsor and Cormorant(2)	18,156,548	20.0%	18,156,548	21.2%	17,580,098	22.3%	17,238,572	23.2%
Helix Independent Directors and Advisor(3)	120,000	*	120,000	*	120,000	*	120,000	*
BBOT Stockholders (excluding Cormorant)(4)	35,581,624	39.1%	35,581,624	41.5%	35,581,624	45.2%	35,581,624	47.8%
PIPE Investors (excluding Cormorant)(5)	17,431,939	19.2%	17,431,939	20.3%	17,431,939	22.2%	17,431,939	23.4%
PubCo Options	3,630,360	4.0%	3,630,360	4.2%	3,630,360	4.6%	3,630,360	4.9%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	90,920,471	100.0%	85,819,863	100.0%	78,682,196	100.0%	74,453,395	100.0%

____________

*        Less than 1%.

**      Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Amount includes 4,193,469 Founder Shares held by the Sponsor, 509,000 Helix Class A Shares held by Sponsor, 2,400,000 Helix Class A Shares held by Cormorant, 7,032,829 shares purchased by Cormorant as part of the PIPE Investment, and 4,021,250 shares from BBOT ownership held by Cormorant. This amount includes the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(3)      Amount includes 30,000 Founder Shares held by each of Helix’s independent directors and advisor.

(4)      Amount includes 39,602,874 shares of PubCo Common Stock issued to BBOT Stockholders less 4,021,250 shares that will be held by Cormorant, which are presented in the row labeled “Sponsor and Cormorant”. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically 3,630,360 PubCo Options issued to BBOT optionholders.

(5)      Amount includes the estimated shares of PubCo Common Stock to be issued to the PIPE Investors of 24,464,768, using the Estimated Redemption Price of approximately $10.66 per share, less the 7,032,829 shares to be purchased by Cormorant as part of the PIPE Investment (which are presented in the row labeled “Sponsor and Cormorant”).

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what PubCo’s share ownership will be after the Closing. Helix and BBOT cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 68.1% of the issued and outstanding Helix Ordinary Shares. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 68.1% of the Helix

Ordinary Shares prior to the Business Combination to owning approximately 18.3% of the total outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Cormorant and other Helix Insiders, BBOT Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination and due to future issuances of equity awards to BBOT employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of PubCo.”

Q:     What is the effective purchase price attributed to the PubCo Common Stock to be received by the Public Shareholders, the Sponsor, Cormorant, the other Helix Insiders, and the BBOT Stockholders at Closing?

A.     Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of PubCo Common Stock for each Helix Class A Share held by them immediately prior to the Domestication. While Helix cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the Helix Class A Shares sold in Helix’s IPO, the effective purchase price paid per share of PubCo Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with Helix’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.006 per share. In connection with the Business Combination, assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares, an aggregate of 4,193,469 Founder Shares held by the Sponsor and an additional 120,000 Founder Shares held by Helix’s independent directors and advisor will be voluntarily converted on a one-for-one basis into Helix Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock, valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. The Sponsor also purchased 509,000 Helix Class A Shares at a price of $10.00 per share in a private placement that occurred simultaneously with the closing if the Helix IPO; such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. Cormorant purchased an aggregate of 2,400,000 Helix Class A Shares in the IPO at a price of $10.00 per share, and such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. Cormorant will also receive an estimated 4,021,250 shares of PubCo Common Stock in the Business Combination upon the exchange of BBOT capital stock held by Cormorant pursuant to the terms of the Business Combination Agreement, and the BBOT Stockholders (excluding Cormorant) will receive an estimated 35,581,624 shares of PubCo Common Stock in the Business Combination, excluding an estimated 3,630,360 shares of PubCo Common Stock issuable upon the exercise of PubCo Options, which is equal to $461,051,546 divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. The PIPE Investors (which includes Cormorant) will purchase an estimated 24,464,768 shares of PubCo Common Stock, which is equal to approximately $260.9 million divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment in the Founder Shares even if the market price per share of PubCo Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. Based on the closing price of $10.82 per Helix Class A Share on April 11, 2025, the Sponsor may receive potential profits of approximately $10.81 per Founder Share, and accordingly may make a substantial profit on its investment in the Founder Shares at a time when shares of PubCo Common Stock may have lost significant value. On the other hand, if Helix liquidates without completing a business combination during the completion window, the Sponsor will lose its investment in Helix.

For information about conflicts of interest with respect to the Sponsor, Cormorant and the other Helix Insiders, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About Helix — Executive and Director Compensation”. For information about the securities owned by the Sponsor, Cormorant and other Helix Insiders, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions”.

Q:     Who is the Sponsor?

A.     Helix Holdings II, LLC, the Sponsor, is a Cayman Islands limited liability company. The Sponsor was formed prior to the IPO for the purpose of acting as the sponsor of Helix. It is responsible for organizing, directing, and managing the business and affairs of Helix from its incorporation, through the consummation of the IPO, the negotiation of the Business Combination Agreement, until the consummation of the Business Combination. The Sponsor’s activities included identifying and negotiating terms with the underwriter of Helix’s IPO, other third-party service providers such as Helix’s auditors and legal counsel, and Helix’s directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in Helix and its work on behalf of Helix, the Sponsor is not engaged in any business. The Sponsor made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of Founder Shares, or approximately $0.006 per share. In connection with the closing of the IPO, the Sponsor purchased 509,000 Helix Class A Shares at a price of $10.00 per share, for an aggregate purchase price of $5,090,000.

The Sponsor owns 21.2% of our issued and outstanding Helix Ordinary Shares as of the date of this proxy statement/prospectus. Three investment vehicles managed by Cormorant Asset Management, LP are each managing members of the Sponsor, and Bihua Chen is the managing member of each such investment vehicle. The Sponsor is exclusively “controlled” for CFIUS purposes by Ms. Chen, who is a U.S. citizen, and thus we do not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations. Ms. Chen is the beneficial owner of 31.4% of the issued and outstanding Helix Ordinary Shares as of the date of this proxy statement/prospectus, which includes shares directly held by the Sponsor and by Cormorant, of which Ms. Chen is the managing member.

The Sponsor is an affiliate of Cormorant, a leading life sciences focused investment firm with over $3 billion in assets under management as of December 31, 2024. Our Chairperson and Chief Executive Officer, Bihua Chen, founded Cormorant and is the managing member of Cormorant. Since its inception in 2013, Cormorant has focused on the healthcare industry and invests, throughout their growth cycle, in companies that discover and develop therapeutic drugs or medical technology. Cormorant is an active life-science investor with investments in over 100 privately held, life science-focused companies over this period. Of these investments, over 50 have completed initial public offerings. Notable successes include Prometheus Biosciences, Inc., Turning Point Therapeutics, Inc., and MyoKardia, Inc., each of which has been acquired for more than $4 billion. Other notable successes include BridgeBio Pharma Inc. and Apellis Pharmaceuticals Inc., each of which is a public company with a market capitalization greater than $1 billion.

An affiliate of Cormorant founded Helix Acquisition Corp. (“Helix I”), a special purpose acquisition company (a “SPAC”) organized for purposes similar to those of Helix, which raised $115 million in an initial public offering of ordinary shares in October 2020. On April 5, 2022, Helix I completed its initial business combination with MoonLake Immunotherapeutics AG (Nasdaq: MLTX) (“MoonLake”), a clinical-stage biopharmaceutical company focused on creating next-level therapies for inflammatory diseases. Ms. Chen was Chairwoman and Chief Executive Officer of Helix I. Prior to the extraordinary general meeting of Helix I shareholders to approve the business combination with MoonLake, holders of 8,080,845 Helix I Class A ordinary shares, or approximately 54.6% of the outstanding Helix I Class A ordinary shares, exercised their right to redeem those shares for cash at a price of approximately $10.00444 per share for an aggregate of approximately $80.8 million. MoonLake’s shares are listed on Nasdaq under the symbol “MLTX”. On April 11, 2025, the closing sale price of MLTX’s ordinary shares was $34.90.

Past performance by our management team, including with respect to Cormorant and Helix I, is not a guarantee of success with respect to the Business Combination with BBOT. You should not rely on the historical record of the performance of our management team or businesses associated with them, including Cormorant and Helix I as indicative of our future performance of an investment in Helix or BBOT or the returns we will, or are likely to, generate going forward.

For information about conflicts of interest with respect to the Sponsor and Cormorant, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About Helix — Executive and Director Compensation”. For information about the securities owned by the Sponsor and Cormorant, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions”.

Q:     Why was the Transaction Committee formed?

A:     Cormorant, an affiliate of the Sponsor and Bihua Chen, Helix’s Chairwoman and Chief Executive Officer, and investor in Helix, is an investor in BBOT; there is one Cormorant designee serving on the BBOT Board and Cormorant has the right to have one non-voting board observer attend all meetings of the BBOT Board. In light of potential conflicts of interest with respect to the Business Combination as a result of Cormorant’s existing ownership interest in BBOT and the fact that a Cormorant designee was serving as a director of BBOT (such conflicts are described more fully in the section entitled “— Interests of the Sponsor, Cormorant, and Helix’s Officers and Directors in the Business Combination”), the Helix Board formed the Transaction Committee, comprised of two independent and disinterested members of the Helix Board, Mark McKenna and John Schmid. The Transaction Committee was empowered to, among other things, act as a disinterested body of the Helix Board as appropriate for the purpose of exploring and evaluating the Business Combination; to engage and oversee one or more financial advisors, investment banking firms and accounting firms in connection with the Business Combination as the as the Transaction Committee deemed necessary or advisable in connection with fulfilling its responsibilities and to perform such other services and deliver such opinions as the Transaction Committee in its discretion requests, including providing an opinion, all at the expense of Helix; consult with, advise, and oversee management, on behalf of the Helix Board, in connection with due diligence activities relating to BBOT, the evaluation of the Business Combination, and discussions and/or negotiations concerning potential terms and conditions of the Business Combination; engage and oversee separate legal counsel if the Transaction Committee determines it is necessary or advisable to do so; and review the Business Combination and, if the Transaction Committee determines it is advisable and in the interests of Helix and its Public Shareholders, recommend to the Helix Board that the Helix Board approve the Business Combination. The Transaction Committee engaged separate counsel, Latham, to represent the Transaction Committee. The Transaction Committee also engaged Lincoln to provide an opinion to the Transaction Committee as to the fairness, from a financial point of view, to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement, a copy of which is attached hereto as Annex M.

Q:     Did the Helix Board or Transaction Committee obtain a third-party opinion in determining whether or not to proceed with the Business Combination?

A:     Yes. On February 27, 2025, the Transaction Committee received an opinion from Lincoln as to the fairness, as of such date, from a financial point of view to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Lincoln, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Opinion of Lincoln International LLC”. A copy of Lincoln’s opinion is attached hereto as Annex M.

Q:     Has the announcement of the Business Combination affected the trading price of the Helix Class A Shares?

A:     On February 27, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the Helix Class A Shares was $10.80. As of April 11, 2025, the closing price of the Helix Class A Shares was $10.82.

Q:     Are there material differences between my rights as a Helix Shareholder and my rights as a PubCo stockholder?

A:     Yes, there are certain material differences between your rights as a Helix Shareholder and your rights as a PubCo stockholder. Please read the sections entitled “Description of PubCo Securities” and “Comparison of Corporate Governance and Shareholder Rights.”

Q:     Do I have redemption rights?

A:     If you are a holder of Public Shares, you have the right to demand that Helix redeem such shares for a pro rata portion of the cash held in Helix’s Trust Account (including interest earned on the Trust Account not previously released to Helix to pay its taxes, net of taxes payable). These rights to demand redemption of the Public Shares are sometimes referred to herein as “redemption rights.” In connection with Helix’s IPO, the Sponsor and Helix’s officers, directors, and advisor entered into the Insider Letter with Helix, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares held by them in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Helix Support Agreement, the Sponsor and each of Helix’s independent directors and advisor who hold Founder Shares agreed not to redeem any Helix Ordinary Shares held by them in connection with the Business Combination, and Cormorant also agreed to waive its redemption rights with respect to any Helix Ordinary Shares it holds, including the 2,400,000 Helix Class A Shares purchased in the IPO. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.

The closing price of the Helix Class A Shares on [•], 2025, the Record Date, was $[•]. The cash held in the Trust Account on the Record Date was approximately $[•] million ($[•] per Public Share). Prior to exercising redemption rights, Helix Shareholders should verify the market price of the Helix Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Helix cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in the Helix Class A Shares when Public Shareholders wish to sell their shares.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 20% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 20% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.

Q:     Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?

A:     No. You may exercise your redemption rights irrespective of whether you vote your Public Shares for or against the Business Combination Proposal, Domestication Proposal, Stock Issuance Proposal, Organizational Documents Proposal, Advisory Organizational Documents Proposals, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal and Adjournment Proposal, or any other proposal described by this proxy statement/prospectus and regardless of whether you hold Public Shares on the Record Date. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     If you are a holder of Public Shares and wish to exercise your redemption rights, you must, prior to [•] Eastern Time, on [•] (two business days prior to the scheduled vote at the EGM), (A) submit a written request to Continental that Helix redeem all or a portion of your Public Shares for cash, which request must include the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, and (B) tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental physically or electronically using the DTC’s DWAC System. Any holder of Public Shares (other than the Sponsor, Cormorant, and the Helix Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to Helix to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2025).

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with Helix’s consent, until the Closing. If you tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) for redemption to Continental and later decide to withdraw such request prior to the deadline for submitting redemption requests, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the address listed at the end of this section.

Any written demand of redemption rights must be received by Continental prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental prior to the deadline for submitting redemption requests.

If the redemption demand is properly made as described above, then, if the Business Combination is consummated, Helix will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to PubCo Common Stock upon consummation of the Business Combination.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of a Public Shareholder exercising redemption rights depends on the particular facts and circumstances. Because the Domestication will occur after the redemption of Public Shares held by U.S. holders (as defined in Material U.S. Federal Income Tax Considerations — U.S. Holders” below) that exercise redemption rights, U.S. holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of the Domestication. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of Helix Class A Shares Exercising Redemption Rights” and “— Non-U.S. Holders — Tax Consequences to Non-U.S. Holders of Helix Class A Shares Exercising Redemption Rights.”

If you are a holder of Helix Class A Shares contemplating exercising your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:     What are the U.S. federal income tax consequences of the Domestication?

A:     Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations” below, the Domestication should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. Due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as Helix, this result is not entirely clear. In general, and subject to the PFIC rules and the rules under Section 367(b) of the Code discussed below, if the Domestication so qualifies, a U.S. holder should not recognize any gain or loss for U.S. federal income tax purposes in connection therewith.

In the case of an inbound transaction involving a foreign corporation, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. holders of Helix Class A Shares will be subject to Section 367(b) of the Code and as a result:

•        a U.S. holder whose Helix Class A Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of stock of Helix entitled to vote and less than 10% of the total value of all classes of stock of Helix, will generally not recognize any gain or loss on the exchange of Helix Class A Shares for PubCo Common Stock and will generally not be required to include any part of Helix’s earnings in income pursuant to the Domestication;

•        a U.S. holder whose Helix Class A Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of stock of Helix entitled to vote and less than 10% of the total value of all classes of stock of Helix will generally recognize gain (but not loss) on the exchange of Helix Class A Shares for PubCo Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulations Section 1.367(b)-2(d)) attributable to their Helix Class A Shares, provided certain other requirements are satisfied; and

•        a U.S. holder who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of stock of Helix entitled to vote or 10% or more of the total value of all classes of stock of Helix will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulations Section 1.367(b)-2(d)) attributable to its Helix Class A Shares on the exchange of Helix Class A Shares for PubCo Common Stock pursuant to the Domestication. Any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.

Furthermore, if the Domestication qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. holder of Helix Class A Shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Helix Class A Shares for the PubCo Common Stock pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess, if any, of the fair market value of PubCo Common Stock received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding Helix Class A Shares surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Helix is a blank check company with no current active business, we believe that Helix may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. holder of Helix Class A Shares to recognize gain on the exchange of such shares for PubCo Common Stock pursuant to the Domestication, unless such U.S. holder has made certain tax elections with respect to such U.S. holder’s Helix Class A Shares. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of Helix. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”

Additionally, the Domestication may cause non-U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of PubCo Common Stock received in the Business Combination” below) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such non-U.S. holder’s shares of PubCo Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on your particular circumstances. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations” If you are a U.S. holder exchanging Helix Class A Shares in the Domestication, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:     Do I have appraisal or dissenters’ rights if I object to the proposed Business Combination?

A:     Helix Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Companies Act. However, Helix Shareholders are still entitled to exercise the rights of redemption as set out in the subsection entitled “Extraordinary General Meeting — Redemption Rights” and the Helix Board has determined that the redemption proceeds payable to Helix Shareholders who exercise such redemption rights represents the fair value of those Helix Ordinary Shares. See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     As of [•], 2025, the Record Date, there was approximately $[•] million in the Trust Account. Upon consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who properly exercise redemption rights, to fund PubCo’s or its subsidiaries’ working capital, growth and general corporate purposes and to pay fees and expenses incurred in connection with the Business Combination.

Q:     What underwriting and placement agency fees are payable in connection with the Business Combination?

A:     Pursuant to the Underwriting Agreement, dated February 8, 2024 (the “Underwriting Agreement”), by and between Helix and Leerink Partners, LLC (“Leerink Partners”), Leerink Partners was paid an upfront cash underwriting discount of $0.10 per Public Share, or $1,840,000 in the aggregate, paid upon the closing of the Initial Public Offering (the “Upfront Discount”). In addition, Leerink Partners is entitled to a deferred fee of $0.30 per Public Share, or $5,520,000 in the aggregate (the “Deferred Discount”). The Deferred Discount will become payable from the amounts held in the Trust Account solely in the event that Helix completes a business combination, subject to the terms of the Underwriting Agreement. On February 5, 2025, Leerink Partners entered into an agreement with Helix that a portion of the Deferred Discount that is equal to 50% of the fees payable to Leerink Partners as Placement Agent in connection with the PIPE Investment will be credited (to the extent previously paid) against the fees payable to Leerink Partners for acting as a Placement Agent in connection with the PIPE Investment, thereby reducing the fees payable to Leerink Partners under the PIPE Placement Agent engagement letter. The terms of the Underwriting Agreement were not modified.

The following table illustrates the effective underwriting discount on a percentage basis for Public Shares at each redemption level identified below:

	No Redemptions Scenario	Minimum Cash Condition Redemptions Scenario	75% Redemptions Scenario*	Maximum Redemptions Scenario*
Unredeemed Public Shares (excluding Cormorant)(1)	16,000,000	10,899,392	4,338,175	450,900
Public Shares held by Cormorant	2,400,000	2,400,000	2,400,000	2,400,000
Trust Proceeds to PubCo(2)	$196,144,000.00	$141,771,518.72	$71,828,945.50	$30,390,594
Upfront Discount	$1,840,000.00	$1,840,000.00	$1,840,000.00	$1,840,000.00
Deferred Discount	$5,520,000.00	$5,520,000.00	$5,520,000.00	$5,520,000.00
Total	$7,360,000.00	$7,360,000.00	$7,360,000.00	$7,360,000.00
Total %	3.75%	5.19%	10.25%	24.22%

____________

*        Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Represents the product of (i) the sum of Unredeemed Public Shares (excluding Cormorant) plus Public Shares held by Cormorant and (ii) the assumed Redemption Price. Uses approximately $10.66 as the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

Additionally, Helix engaged Leerink Partners, Morgan Stanley & Co. LLC (“Morgan Stanley”), Cantor Fitzgerald & Co. (“Cantor”) and Oppenheimer & Co. Inc. (“Oppenheimer”, together with Leerink Partners, Morgan Stanley, and Cantor, the “Placement Agents”) to act as Placement Agents of the PIPE Investment. Leerink Partners, Morgan Stanley and Cantor are entitled to be paid a fee at the Closing equal to the greater of (i) 4.125% of the gross proceeds received or to be received from the sale of PIPE Shares (other than with respect to any proceeds from existing investors of BBOT or any affiliate, subsidiary, related party or portfolio company of Helix or Cormorant, or from certain other excluded investors) or (ii) $5 million. Helix agreed to allocate 40% of such fees to Leerink Partners, 40% of such fees to Morgan Stanley, and 20% of such fees to Cantor. Helix also agreed to pay Oppenheimer at Closing a fee equal to $0.05 per certain of the PIPE Shares, provided that the fees Helix pays to Leerink Partners, Morgan Stanley and Cantor will be reduced pro-rata among Leerink Partners, Morgan Stanley and Cantor by the amount of fees Helix pays to Oppenheimer. Further, as noted above, solely with respect to the fees payable to Leerink Partners for acting as Placement Agent, a portion of the Deferred Discount that is equal to 50% of the fees payable to Leerink Partners as Placement Agent in connection with the PIPE Investment will be credited (to the extent previously paid) against the fees payable to Leerink Partners for acting as a Placement Agent in connection with the PIPE Investment.

Q:     What happens if the Business Combination is not consummated?

A:     If Helix does not complete the Business Combination for whatever reason, Helix would search for another target business with which to complete a Business Combination. If Helix does not complete an initial business combination within the 24 months from the closing of its IPO, or by such earlier liquidation date as the Helix Board may approve (the “completion window”), Helix will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

Q:     What interests do the Sponsor, Cormorant, and Helix’s officers and directors have in the Business Combination?

A:     The Sponsor, Cormorant, and Helix’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of unaffiliated Helix Shareholders. Further, Helix’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Helix — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Helix Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the EGM, including the Business Combination Proposal. Helix Shareholders should take these interests into account in deciding whether to approve the proposals presented at the EGM, including the Business Combination Proposal. These interests include, among other things:

•        the fact that the Sponsor holds 4,480,000 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, the Sponsor will hold an aggregate of 4,193,469 shares of PubCo Common Stock issued upon the conversion of such Founder Shares (assuming the Minimum Cash Condition Redemptions Scenario and the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that each of Helix’s independent directors and its advisor holds 30,000 Founder Shares, which shares were transferred to such persons by the Sponsor in connection with their service to Helix, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, Helix’s independent directors and its advisor will hold 30,000 shares of PubCo Common Stock each, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor and Helix’s independent directors and advisor are likely to be able to make a substantial profit on their investment in Helix even at a time when the PubCo Common Stock has lost significant value. Accordingly, the economic interests of the Sponsor and Helix’s independent directors and advisor diverge from the economic interests of Public Shareholders because the Sponsor and Helix’s independent directors and advisor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor holds 509,000 Helix Class A Shares, initially purchased for $10.00 per share in a private placement that occurred simultaneously with the closing if the Helix IPO, which will then automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant purchased an aggregate of 2,400,000 Helix Class A Shares in the IPO at a price of $10.00 per share, and such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, are stockholders of BBOT and will receive an estimated 4,021,250 shares of PubCo Common Stock in the Merger pursuant to the Business Combination Agreement, using approximately $10.66 as the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, will purchase an estimated 7,032,829 shares of PubCo Common Stock in the PIPE Investment, which is equal to $75 million divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025, and such shares will not be subject to a lock-up;

•        the fact that Sponsor, Cormorant, and Helix’s directors and advisor who own Helix Ordinary Shares have each waived their right to redeem any Helix Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if Helix were to liquidate rather than complete an initial business combination, the Sponsor and Cormorant will lose their entire investment in Helix, which totals approximately $29,115,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $5,090,000 purchase price for the Helix Class A Shares purchased by Sponsor in a private placement concurrently with the IPO, and the $24 million purchase price for the Helix Class A Shares purchased by certain investment vehicles managed by Cormorant in the IPO, because the Sponsor and Cormorant have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event Helix is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed that it will be liable to Helix if and to the extent any claims by a third party for services rendered or products sold to Helix, or a prospective target business with which Helix has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by Helix’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Bihua Chen, Helix’s Chairwoman and Chief Executive Officer and an affiliate of the Sponsor and Cormorant, who has the right to attend meetings of the BBOT Board as a non-voting observer on behalf of Cormorant, and Raymond Kelleher, a current Cormorant designee on the BBOT Board, are expected to be directors of PubCo after the Closing. As such, in the future, Ms. Chen and Dr. Kelleher may receive fees for their service as director, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the A&R Registration Rights Agreement, the Sponsor, Cormorant, and Helix’s independent directors and advisor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the PubCo Common Stock following the consummation of the Business Combination. Helix estimates that the Sponsor, Cormorant, and Helix’s independent directors and advisor will hold an aggregate of 18,018,112 shares of PubCo Common Stock subject to registration rights, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares, and using a Redemption Price of approximately $10.66;

•        the fact that the Helix Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Helix but were not offered due to a Helix director’s duties to another entity. Helix does not believe that the waiver of the corporate opportunity doctrine in the Helix Articles interfered with its ability to identify an acquisition target; and

•        the continued indemnification of former and current directors and officers of Helix, the Sponsor and Cormorant and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Helix, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Helix — Conflicts of Interest.”

The Helix Board formed the Transaction Committee, comprised of two independent and disinterested members of the Helix Board, Mark McKenna and John Schmid. The Transaction Committee was empowered to, among other things, act as a disinterested body of the Helix Board as appropriate for the purpose of exploring and evaluating the Business Combination; to engage and oversee one or more financial advisors, investment banking firms and accounting firms in connection with the Business Combination as the as the Transaction Committee deemed necessary or advisable in connection with fulfilling its responsibilities and to perform such other services and deliver such opinions as the Transaction Committee in its discretion requests, including providing an opinion, all at the expense of Helix; consult with, advise, and oversee management, on behalf of the Helix Board, in connection with due diligence activities relating to BBOT, the evaluation of the Business Combination, and discussions and/or negotiations concerning potential terms and conditions of the Business Combination; engage and oversee separate legal counsel if the Transaction Committee determines it is necessary or advisable to do so; and review the Business Combination and, if the Transaction Committee determines it is advisable and in the interests of Helix and its Public Shareholders, recommend to the Helix Board that the Helix Board approve the Business Combination. The Transaction Committee engaged separate counsel, Latham, to represent the Transaction Committee. The Transaction Committee also engaged Lincoln to provide an opinion to the Transaction Committee as to the fairness, from a financial point of view, to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement, a copy of which is attached hereto as Annex M.

Q:     What interests do the BBOT directors and officers have in the Business Combination?

A:     BBOT’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the Helix Shareholders generally. These interests include, among other things, the interests listed below:

•        Dr. Kelleher, a member of the BBOT Board, is a Managing Director of Cormorant. In light of his relationship with both BBOT and Cormorant and to avoid any potential conflicts of interest, Dr. Kelleher was recused from the BBOT Board vote with respect to the Business Combination. Additionally, Ms. Chen was a board observer to BBOT, but did not attend any meetings of the BBOT Board or of the BBOT Special Committee related to the Business Combination.

•        In connection with the closing of the Business Combination, Dr. Wallace is expected to receive a cash payment in the amount of $3,000,000.

•        Upon the completion of the Business Combination, the following persons are expected to be appointed Executive Officers of PubCo: Drs. Wallace, Beltran and Ben. For a description of these arrangements see “Executive and Director Compensation of BBOT.”

•        In connection with the Business Combination, it is anticipated that the PubCo Board will adopt a new non-employee director compensation policy to govern PubCo effective as of the Closing. It is anticipated that the new non-employee director compensation policy will provide for annual cash retainers and certain equity awards that will be granted following the Business Combination. Ms. Doig and Drs. McCormick, Kumar, Kelleher and Tipirneni will be subject to this policy.

•        Certain of BBOT’s directors are holders of, and/or are affiliated with entities that are holders of, BBOT equity interests and in such capacity will be entitled to receive the Aggregate Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Business Combination Agreement. Additionally, certain of BBOT’s directors are affiliated with entities that are PIPE Investors.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the Helix Closing Cash equaling no less than $400 million; (ii) the PubCo Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, having been approved for listing on Nasdaq, subject to official notice of issuance; (iii) this registration statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) Helix Shareholder Approval and BBOT Stockholder Approval. The Minimum Cash Condition described above is for the benefit of BBOT only and is subject to waiver by BBOT. Conditions (ii) through (iv) above are for the benefit of both Helix and BBOT and are subject to waiver by Helix or BBOT. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Under the Subscription Agreement, the obligations of the PIPE Investors to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq, subject only to official notice of issuance; (ii) the satisfaction or waiver of the conditions to closing set forth in Article IX of the Business Combination Agreement; (iii) the Business Combination Agreement not having been amended, modified or supplemented, and no condition having been waived in any manner that would materially adversely affect the economic benefits the PIPE Investors reasonably expect to receive under the Subscription Agreements; (iv) no subscription agreement, side letter, or other agreement or understanding with any other PIPE Investor having been amended, modified, or waived in any manner that benefits such other PIPE Investor unless each PIPE Investor has been offered the same benefits; (v) Helix having received not less than $200 million in cash from the PIPE Investments; and (vi) no BBOT Material Adverse Effect or Helix Material Adverse Effect having occurred. Conditions (i) and (ii) above are for the benefit of all parties to the Subscription

Agreements and subject to waiver by all parties to the Subscription Agreements, and conditions (iii) through (vi) above are for the benefit of and subject to waiver by each PIPE Investor individually. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Subscription Agreements.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently expected that the Business Combination will be consummated in the third quarter of 2025. This date depends, among other things, on the approval of the proposals to be put to Helix Shareholders at the EGM. However, such meeting could be adjourned if the Adjournment Proposal is adopted by Helix’s shareholders at the EGM and Helix elects to adjourn the EGM to a later date or dates, if necessary or desirable. If the Adjournment Proposal is not approved, and a quorum is present, the Helix Board will not have the ability to adjourn the EGM to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed. For a description of the conditions for the completion of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal.”

Q:     Following the Business Combination, will Helix’s securities continue to trade on a stock exchange?

A:     Helix will effect the Domestication from the Cayman Islands to Delaware, after which each outstanding Helix Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including Helix Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Common Stock. It is a condition to the closing of the Business Combination and the obligations of the PIPE Investors to consummate the PIPE Investments that the PubCo Common Stock, including the PIPE Shares, be approved for listing on Nasdaq, subject to official notice of issuance. Under the Business Combination Agreement and Subscription Agreement, this condition is for the benefit of both Helix and BBOT, on the one hand, and Helix and the PIPE Investors, on the other, and is subject to waiver by both parties to the agreement.

Helix intends to apply for listing, to be effective at Closing, of the PubCo Common Stock on the Nasdaq Global Market under the symbol “BBOT”. However, it is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether PubCo’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived. Please see the subsection entitled “The Business Combination — Listing of PubCo’s Common Stock on Nasdaq” for additional information.

Q:     What do I need to do now?

A:     Helix urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a Helix Shareholder. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Who is entitled to vote at the EGM?

A:     Helix has fixed [•], 2025 as the Record Date for the EGM. If you were a shareholder of Helix at the close of business on the Record Date, you are entitled to vote on matters that come before the EGM. However, a shareholder may only vote his, her or its shares if he, she or it is present in person or is represented by proxy at the EGM.

Q:     How many votes do I have?

A:     Helix’s shareholders are entitled to one vote at the EGM for each Helix Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the EGM, there were [•] Helix Ordinary Shares issued and outstanding, of which [•] were Public Shares.

Q:     How do I vote?

A:     The EGM will be held at [•] a.m., Eastern Time, on [•], 2025. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the Helix Articles, the physical location of the EGM will be the offices of White & Case LLP, Helix’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020.

If you are a holder of record of Helix Ordinary Shares on the Record Date, you may vote at the EGM or by submitting a proxy for the EGM. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. Any shareholder wishing to attend the meeting should register for the EGM by 5:00 p.m., Eastern Time, on [•], 2025, by contacting [•].

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:     What constitutes a quorum?

A:     A quorum of Helix’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of one or more shareholders holding one-third of the issued and outstanding Helix Ordinary Shares entitled to vote at such meeting constitutes a quorum at the EGM. In the absence of a quorum, the EGM shall stand adjourned to the same time and place seven days hence, or to such other time and place as determined by the directors. There are [•] Helix Ordinary Shares outstanding as of the Record Date, and therefore, as of the Record Date for the EGM, [•] Helix Ordinary Shares would be required to achieve a quorum.

Q:     What vote is required to approve each proposal at the EGM?

A:     The following votes are required for each proposal at the EGM:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Domestication Proposal:    Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding Helix Class B Shares who, being present in person or represented by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the Helix Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48 of the Helix Articles.

•        Stock Issuance Proposal:    Approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Organizational Documents Proposal:    Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Advisory Organizational Documents Proposals:    Approval of each Advisory Organizational Documents Proposal requires an ordinary resolution on a non-binding and advisory only basis, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Helix, the Helix Board, BBOT or PubCo Board.

•        Incentive Plan Proposal:    Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        ESPP Proposal:    Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Director Election Proposal:    Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

As of the date hereof, the Sponsor, Cormorant and other Helix Insiders collectively own approximately 31.9% of the issued and outstanding Helix Ordinary Shares. The Helix Insiders have agreed to vote all Helix Ordinary Shares they own in favor of all of the proposals being presented at the EGM. The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant, and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination”.

The Business Combination was not structured to require the approval of at least a majority of Helix’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Q:     What happens if a substantial number of the Public Shareholders vote in favor of the proposals herein and exercise their redemption rights?

A:     Public Shareholders are not required to vote in respect of the Business Combination Proposal and Merger Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for PubCo Common Stock may be less liquid than the market for Helix Class A Shares was prior to the Business Combination, and PubCo may not be able to meet the listing standards for Nasdaq or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into BBOT’s business will be reduced and BBOT may not be able to achieve its business plans. In addition, without additional funds from the PIPE Investment in connection with the closing of the Business Combination, it is possible that a maximum redemptions scenario would result in a cash deficit, in which event the parties would need to find additional sources of funding in order for the Business Combination to become effective.

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemptions scenarios. This Trust Account value per share includes the per share cost of the Deferred Discount and PIPE placement agent fees.

As of December 31, 2024
Trust Account Value	$192,449,291
Total Public Shares	18,400,000
Total Account Value per Public Share	$10.46

	No Redemptions Scenario(1)	Minimum Cash Condition Redemptions Scenario(2)	75% Redemptions Scenario(3)	Maximum Redemptions Scenario(4)
Redemptions	$—	$53,348,282	$121,973,367	$162,631,156
Redemptions, shares	—	5,100,608	11,661,825	15,549,100
Deferred Discount	$5,520,000	$5,520,000	$5,520,000	$5,520,000
Cash left in Trust Account Post Redemptions Less Deferred Discount	$186,929,291	$133,581,009	$64,955,924	$24,298,135
Public Shares post-redemptions	18,400,000	13,299,392	6,738,175	2,850,900
Remaining Trust Proceeds Per Public Share	$10.16	$10.04	$9.64	$8.52

____________

(1)      This scenario assumes that no Public Shares are redeemed. This scenario also assumes payment of the Deferred Discount of approximately $5.5 million using the funds in the Trust Account.

(2)      This scenario assumes that 5,100,608 Public Shares, or approximately 28% of the outstanding Public Shares, are redeemed for an aggregate payment of approximately $53.3 million (based on the estimated per-share redemption price of approximately $10.46 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2024, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $5.5 million using the funds in the Trust Account.

(3)      This scenario assumes that 11,661,825 Public Shares, or 75% of the outstanding shares held by Public Shareholders, are redeemed for an aggregate payment of approximately $122.0 million (based on the estimated per-share redemption price of approximately $10.46 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2024, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $5.5 million using the funds in the Trust Account. Also assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(4)      This scenario assumes that 15,549,100 Public Shares held by the Public Shareholders are redeemed for an aggregate payment of approximately $162.6 million (based on the estimated per-share redemption price of approximately $10.46 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2024, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $5.5 million using the funds in the Trust Account. Also assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

Q:     Can I vote at the EGM if I sell my Helix Class A Shares before the EGM?

A:     The Record Date for the EGM is earlier than the date of the EGM and earlier than the date that the Business Combination is expected to be completed. If you transfer your Helix Class A Shares after the applicable Record Date, but before the EGM, unless you grant a proxy to the transferee, you will retain your right to vote at the EGM.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders may send a later-dated, signed proxy card to [•] at the address set forth at the end of this section, so that it is received prior to the vote at the EGM, or attend the EGM in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Helix’s Chief Executive Officer, which must be received prior to the vote at the EGM. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the EGM?

A:     If you fail to take any action with respect to the EGM and the Business Combination is approved by shareholders and consummated, you will become a stockholder of PubCo. However, if you fail to take any action with respect to the EGM, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares. If you fail to take any action with respect to the EGM and the Business Combination Proposal is not approved, you will continue to be a shareholder of Helix.

Q:     What should I do with my share certificates?

A:     Those shareholders who do not elect to have their Helix Class A Shares redeemed for their pro rata share of the funds in the Trust Account should not submit their share certificates now. After the consummation of the Business Combination, PubCo will send instructions to Helix Shareholders regarding the exchange of their

Helix Class A Shares for PubCo Common Stock. Helix Shareholders who exercise their redemption rights must deliver their share certificates to the Transfer Agent (either physically or electronically) prior to the deadline for submitting redemption requests described above.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Helix Ordinary Shares.

Q:     What is the recommendation of the Helix Board?

A:     The Helix Board believes that the Business Combination Proposal and the other proposals to be presented at the EGM are fair, advisable, and in the best interests of Helix’s shareholders and recommends that Helix Shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of each of the Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Helix and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant, and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Sponsor and Directors and Officers in the Business Combination”.

Q:     How do the Sponsor, Cormorant and Helix’s officers and directors intend to vote?

A:     The Sponsor, Cormorant, and Helix’s officers and directors have agreed to vote in favor of all the proposals being presented at the EGM. The Sponsor, Cormorant, and other Helix Insiders collectively own approximately 31.9% of the issued and outstanding Helix Ordinary Shares.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Helix and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant, and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Sponsor and Directors and Officers in the Business Combination”.

Q:     Do the Sponsor, Cormorant, and Helix’s officers and directors expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?

A:     Other than the Non-Redemption Agreements entered into concurrently with the signing of the Business Combination Agreement (which do not provide any consideration to the Non-Redeeming Holders in connection with their Non-Redemption Agreements), the Sponsor, Cormorant, and Helix’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding Helix or its securities, the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Helix’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Helix expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Helix Class A Shares and the number of beneficial holders of Helix Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Helix’s securities on Nasdaq.

In the event the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.

Q:     Who will solicit and pay the costs of soliciting proxies for the EGM?

A:     Helix will pay the cost of soliciting proxies for the EGM. Helix has engaged [•] to assist in the solicitation of proxies for the EGM. Helix has agreed to pay [•] a fee of $[•], plus disbursements. Helix will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Helix Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of Helix Class A Shares and in obtaining voting instructions from those owners. Helix’s directors and officers may also solicit proxies by telephone, mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Tel: (857) 702-0370
or:
[•]

You may also obtain additional information about Helix from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Continental at the address below prior to the vote at the EGM. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Tel: (212) 509-4000
Attention: SPAC Redemptions Team
E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the EGM, including the Business Combination Proposal and Domestication Proposal, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination.”

Parties to the Business Combination

Helix Acquisition Corp. II

Helix is a blank check company incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Helix was incorporated on June 15, 2021 as a Cayman Islands exempted company.

Helix’s Class A Shares are currently listed on Nasdaq under the symbol “HLXB.”

The mailing address of Helix’s principal executive offices is c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116, and its phone number is (857) 702-0370.

Helix II Merger Sub, Inc.

Merger Sub is a Delaware corporation and wholly-owned subsidiary of Helix. Merger Sub was formed solely for the purpose of effecting the Business Combination and has not carried on any activities other than those in connection with the Business Combination. The address and telephone number for Merger Sub’s principal executive offices are the same as those for Helix.

Theras, Inc. (dba BridgeBio Oncology Therapeutics)

BBOT is a clinical-stage biotechnology company with the mission of transforming the lives of patients with cancers driven by RAS and PI3Kα, the two most frequently mutated oncogenes.

Background and Material Terms of the Business Combination

Helix was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of Helix’s IPO, at the direction of the Helix Board, Helix’s management and directors commenced a search for potential business combination targets, leveraging Helix’s and Cormorant’s network of biotech company founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of Helix’s management and directors. Helix conducted preliminary due diligence on, and entered into confidentiality agreements with, 50 companies from February 2024 through February 2025, including BBOT. Helix management ultimately decided not to pursue continued discussions with such alternate targets because Helix concluded that these other target businesses were not suitable business combination opportunities for Helix based on, among other factors, its due diligence indicating that the target businesses did not meet the criteria Helix had established at the time of its IPO, and instead Helix focused its efforts on BBOT.

Cormorant was initially introduced to BBOT in January 2024 by Neil Kumar, CEO of BridgeBio Pharma, a publicly traded biopharmaceutical company, in the context of a potential spinout of BBOT from BridgeBio Pharma. Prior to April 2024, BBOT was a majority-owned subsidiary of BridgeBio Pharma. In April 2024, Cormorant invested $35 million in the BBOT Series B Financing. At the time of Cormorant’s Series B investment, Helix did not consider BBOT to be a potential Helix target, as all of its programs were preclinical without imminent clinical catalysts. As a result of its Series B investment, Cormorant currently holds approximately 9.3% of the issued and outstanding equity securities of BBOT on a fully-diluted basis, has appointed a designee to the board of directors of BBOT, and has board observer rights. In late 2024, in light of clinical data emerging at an accelerated timeline, Helix management team started considering BBOT as a potential target candidate because BBOT’s product candidates were further along in development and BBOT satisfied more of Helix’s key criteria for a business combination target. Helix learned that BBOT was considering raising additional financing in 2025, including “crossover” (or mezzanine) financing or potentially a traditional initial public offering. On December 16, 2024, members of the Helix management team engaged in preliminary discussions with Dr. Wallace of BBOT regarding a potential business combination. However, until the execution of the letter of intent on January 16, 2025, there was no agreement, arrangement, or understanding between BBOT and Cormorant, Ms. Chen, or Helix to enter into a business combination with Helix, and no agreement, arrangement, or understanding between Helix and Ms. Chen or Cormorant with respect to determining whether to explore a potential business combination with BBOT or to proceed with the Business Combination. The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of Helix and BBOT, each in consultation with its advisors, which occurred between December 2024 and February 2025.

Helix and BBOT pursued both the PIPE Investment and Non-Redemption Agreements in order to provide additional capital to fund BBOT’s operations, research and development, and administration after the Business Combination is completed.

Concurrently with the execution of the Business Combination Agreement, on February 28, 2025, Helix entered into Subscription Agreements with 17 PIPE Investors, subscribing for an aggregate of approximately $260.9 million of PubCo Common Stock. Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments.

Additionally, concurrently with the execution of the Business Combination Agreement, on February 28, 2025, Helix entered into Non-Redemption Agreements with Non-Redeeming Holders, pursuant to which the Non-Redeeming Holders agreed not to redeem an aggregate of 450,900 Non-Redeeming Shares at any meeting of Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, PIPE Investment, and Non-Redemption Agreements are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, Subscription Agreements, and Non-Redemption Agreements, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for Helix to complete an initial business combination pursuant to the Helix Articles.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

The Business Combination Agreement

Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (1) the Domestication of Helix as a Delaware corporation is intended to occur one business day prior to the Closing Date, in which Helix will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL and Part XII of the Cayman Companies Act; (2) on the Closing Date, the Merger of Merger Sub with and into and BBOT with BBOT surviving the Merger as a wholly-owned subsidiary of Helix, in accordance with the Business Combination Agreement and DGCL; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto, all as described in more detail elsewhere in this proxy statement/prospectus. In connection with the Closing, Helix will be renamed BridgeBio Oncology Therapeutics, Inc.

(A)    Immediately prior to the Domestication, (1) Helix will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn, (2) the Sponsor will surrender to Helix the Sponsor Forfeited Shares, and (3) the Class B Share Conversion will occur, whereby each holder of each issued and outstanding Helix Class B Share (other than the Sponsor Forfeited Shares) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each Helix Class B Share held by it into one Helix Class A Share.

(B)    The Domestication is intended to occur one business day prior to the Closing, whereby Helix will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation. In connection with the Domestication, Helix will change its name to “BridgeBio Oncology Therapeutics, Inc.”

(C)    At the effective time of the Domestication, each outstanding Helix Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including Helix Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Common Stock.

(D)    On the day of the Closing, the Sponsor will surrender and forfeit the Sponsor Contributed Shares, if any, and the Merger will occur. At the Merger Effective Time, each share of BBOT’s capital stock that is issued and outstanding as of immediately prior to the Merger Effective Time (excluding treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a corresponding number of shares of PubCo Common Stock equal to the Consideration Ratio (see “Consideration” below).

(E)    Additionally, at the Merger Effective Time, each outstanding and unexercised BBOT Option will become a PubCo Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such BBOT Options, provided that each PubCo Option will be exercisable for the number of shares of PubCo Common Stock equal to the Consideration Ratio multiplied by the number of shares of BBOT common stock subject to the BBOT Option as of immediately prior to the Merger Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the BBOT Option divided by the Consideration Ratio, rounded up to the nearest whole cent.

For more information about the Business Combination, please see the section titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Structure Diagrams

The following diagrams illustrate in simplified terms the current structure of Helix and BBOT, the Business Combination, and the expected structure of BBOT immediately following the Closing.

Simplified Pre-Combination Structure

The Domestication

The Merger

Simplified Post-Combination Structure

____________

+       Includes certain investment vehicles managed by Cormorant.

*        Includes the Sponsor, certain investment vehicles managed by Cormorant, and Helix’s independent directors and advisor.

**      Previously Helix Acquisition Corp. II before the Domestication.

Subscription Agreements

In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into the Subscription Agreements with the PIPE Investors, including Cormorant and other existing Helix Shareholders, pursuant to which, among other things, Helix agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately $260.9 million of the PIPE Shares, at a purchase price equal to the Redemption Price. Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments. The obligations of the PIPE Investors to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq, subject only to official notice of issuance; (ii) the satisfaction or waiver of the conditions to closing set forth in Article IX of the Business Combination Agreement; (iii) the Business Combination Agreement not having been amended, modified or supplemented, and no condition having been waived in any manner that would materially adversely affect the economic benefits the PIPE Investors reasonably expect to receive under the Subscription Agreements; (iv) no subscription agreement, side letter, or other agreement or understanding with any other PIPE Investor having been amended, modified, or waived in any manner that benefits such other PIPE Investor unless each PIPE Investor has been offered the same benefits; (v) Helix having received not less than $200 million in cash from the PIPE Investments; and (vi) no BBOT Material Adverse Effect or Helix Material Adverse Effect having occurred. Conditions (i) and (ii) above are for the benefit of all parties to the Subscription Agreements and subject to waiver by all parties to the Subscription Agreements, and conditions (iii) through (vi) above are for the benefit of and subject to waiver by each PIPE Investor individually. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Subscription Agreements.” See also “— Sources and Uses of Proceeds.”

Non-Redemption Agreements

In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into Non-Redemption Agreements with the Non-Redeeming Holders, pursuant to which, among other things, each Non-Redeeming Holder irrevocably and unconditionally agreed, for the benefit of Helix, that neither it nor its controlled affiliates will exercise any redemption rights under the Helix Articles with respect to the Non-Redeeming Shares at any meeting of the Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. The Non-Redeeming Holder also agreed (i) not to transfer directly or indirectly the Non-Redeeming Shares held by it until earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its Non-Redeeming Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the Helix in connection with the Business Combination and in favor of any proposal brought by Helix to adjourn or postpone the EGM. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements.

An aggregate of 450,900 Helix Class A Shares are subject to the Non-Redemption Agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Non-Redemption Agreements.”

Additionally, as discussed elsewhere in this proxy statement/prospectus, in connection with Helix’s IPO, the Sponsor and Helix Insiders entered into the Insider Letter with Helix, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Helix Support Agreement, the Sponsor and each of Helix’s independent directors and advisor who hold Founder Shares agreed not to redeem any Helix Ordinary Shares held by them in connection with the Business Combination, and Cormorant also agreed to waive its redemption rights with respect to any Helix Ordinary Shares it holds, including the 2,400,000 Helix Class A Shares purchased in the IPO. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.

Transfer Restrictions

In connection with the Closing, pursuant to the Business Combination Agreement, PubCo and certain Helix Shareholders will enter into the Lock-Up Agreement, pursuant to which the Lock-Up Shares will be subject to a one year lock-up. Additionally, pursuant to the Proposed Bylaws, existing BBOT Stockholders who are not Employee Lock-Up Holders will be subject to a one year lock-up and existing BBOT Stockholders who are Employee Lock-Up Holders will be subject to a six month lock-up. An aggregate of approximately 57.5 million Lockup Shares are anticipated to be subject to such transfer restrictions (which includes 3,630,360 shares issuable upon exercise of PubCo Options), representing approximately 67.0% of the total issued and outstanding shares of PubCo Common Stock following the Business Combination, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares by the Sponsor, and that an aggregate of approximately $260.9 million of PIPE Investments are funded at the Closing.

Set forth below is a tabular presentation of the post-closing lock-ups:

Lock-up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
Sponsor

4,702,469 shares of PubCo Common Stock, assuming the Minimum Cash Redemptions Scenario, which includes (i) 4,193,469 shares of PubCo Common Stock upon the exchange of 4,193,469 Founder Shares in the Domestication (assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), and (ii) 509,000 shares of PubCo Common Stock upon the exchange of 509,000 Helix Class A Shares in the Domestication.

		Lock-Up Period(1)	Permitted Transferees(3)
Cormorant

13,454,079 shares of PubCo Common Stock, assuming the Minimum Cash Redemptions Scenario, which includes (i) 2,400,000 shares of PubCo Common Stock upon the exchange of 2,400,000 Helix Class A Shares in the Domestication, (ii) an estimated 7,032,829 shares of PubCo Common Stock, which is equal to Cormorant’s $75 million PIPE Investment divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, and (iii) an estimated 4,021,250 shares of PubCo Common Stock upon the exchange of BBOT capital stock in the Merger, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

		Lock-Up Period(1)	Permitted Transferees(3)
Bihua Chen	18,159,546 shares of PubCo Common Stock. See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.	Lock-Up Period(1)	Permitted Transferees(3)

Lock-up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
Helix Independent Directors	30,000 shares of PubCo Common Stock, each, upon the exchange of 30,000 Founder Shares in the Domestication, each.	Lock-Up Period(1)	Permitted Transferees(3)
Helix Advisor	30,000 shares of PubCo Common Stock upon the exchange of 30,000 Founder Shares in the Domestication.	Lock-Up Period(1)	Permitted Transferees(3)
BBOT Stockholders (other than Employee Lock-Up Holders)

35,581,624 shares of PubCo Common Stock, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

		Lock-Up Period(1)	Permitted Transferees(3)
Employee Lock-Up Holders	No outstanding shares of PubCo Common Stock.	Employee Lock-Up Period(2)	Permitted Transferees(3)

____________

(1)      The Lock-Up Period is the period beginning immediately following the Closing Date until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date.

(2)      The Employee Lock-Up Period is the period beginning on the Closing Date and ending on the day that is the six month anniversary of the Closing Date. 3,630,360 shares of PubCo Common Stock underlying PubCo Options will be subject to the Employee Lock-Up Period, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

(3)      The lock-up restrictions will not apply to: (a) in the case of an individual, a transfer (i) to PubCo’s officers or directors, affiliate or family member of PubCo’s officers or directors, or partners of the holder or their affiliates, any affiliates of the holder, or any employees of such affiliates; (ii) by gift to the individual’s immediate family, a trust whose beneficiary is the individual or his or her immediate family, or a charitable organization; (iii) by virtue of laws of descent and distribution upon the death of the holder; (iv) by operation of law or pursuant to a qualified domestic relations order; and (v) to a partnership, limited liability company or other entity of which the individual or immediate family members are legal and beneficial owners of all outstanding equity securities or other interests; (b) in the case of an entity, a transfer (i) to direct or indirect partners, members, or equityholders, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (ii) if the entity is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (iii) by virtue of the laws of the entity’s jurisdiction or constating documents; (iv) transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity; (c) a transfer to any Lock-Up Holders or their permitted transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (d) a transfer of securities acquired in open market transactions after the Closing, provided that no such transaction is required to be publicly announced; (e) the exercise of stock options or warrants to purchase shares of PubCo Common Stock and any related transfer of shares of PubCo Common Stock to the Company in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of PubCo Common Stock, it being understood that all shares of PubCo Common Stock received upon such exercise, vesting or transfer will remain subject to the lock-up during the Lock-Up Period or Employee Lock-Up Period, as applicable; (f) a transfer to PubCo pursuant to contractual agreements in effect at Closing that provides for the repurchase by PubCo or forfeiture of PubCo Common Stock or other securities convertible into or exercisable or exchangeable for PubCo Common Stock in connection with the termination of the holder’s service to PubCo; (m) the entry by the holder at any time after the Closing, of any trading plan providing for the sale of shares of PubCo Common Stock by the holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of PubCo Common Stock during the Lock-Up Period or Employee Lock-Up Period, as applicable and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period or Employee Lock-Up Period; and (n) a transfer in connection with liquidation, merger, stock exchange, reorganization or tender offer approved by the PubCo Board or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of PubCo Common Stock for cash, securities or other property.

For more information, see Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement and Provisions of PubCo Bylaws.”

Sources and Uses of Proceeds

The following tables summarize the anticipated sources and uses of funds in the Business Combination, in various redemptions scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

Sources and Uses of Proceeds (No Redemptions Scenario) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	43.1	Implied Sponsor Equity(1)	43.1
Cash in Trust(2)	192.4	Cash to Balance Sheet	470.1
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Estimated Transaction Expenses	35.0
Cash Proceeds from the PIPE Investment	260.9	Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,137.1	Total Uses	$1,137.1

Sources and Uses of Proceeds (Minimum Cash Condition Redemptions Scenario) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	43.1	Implied Sponsor Equity(1)	43.1
Cash in Trust(2)	192.4	Cash to Balance Sheet	416.7
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Redemption of Helix Class A shares held by Public Shareholders(3)	53.4
Cash Proceeds from the PIPE Investment	260.9	Estimated Transaction Expenses	35.0
		Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,137.1	Total Uses	$1,137.1

Sources and Uses of Proceeds (75% Redemptions Scenario*) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	37.4	Implied Sponsor Equity(1)	37.4
Cash in Trust(2)	192.4	Cash to Balance Sheet	348.1
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Redemption of Helix Class A shares held by Public Shareholders(3)	122.0
Cash Proceeds from the PIPE Investment	260.9	Estimated Transaction Expenses	35.0
		Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,131.4	Total Uses	$1,131.4

Sources and Uses of Proceeds (Maximum Redemptions Scenario*) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	34.0	Implied Sponsor Equity(1)	34.0
Cash in Trust(2)	192.4	Cash to Balance Sheet	307.4
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Redemption of Helix Class A shares held by Public Shareholders(3)	162.7
Cash Proceeds from the PIPE Investment	260.9	Estimated Transaction Expenses	35.0
		Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,128.0	Total Uses	$1,128.0

____________

*        Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      This amount reflects the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(2)      Reflects the amount in the Trust Account as of December 31, 2024.

(3)      Assumes a Redemption Price of $10.46 per share, based on the amount in the Trust Account as of December 31, 2024.

Closing Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the Helix Closing Cash equaling no less than $400 million; (ii) the PubCo Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, having been approved for listing on Nasdaq, subject to official notice of issuance; (iii) this registration statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) Helix Shareholder Approval and BBOT Stockholder Approval. The Minimum Cash Condition described above is for the benefit of BBOT only and is subject to waiver by BBOT. Conditions (ii) through (iv) above are for the benefit of both Helix and BBOT and are subject to waiver by Helix or BBOT.

As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through the PIPE Investment and through the retention of Public Shares. It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”

Termination

The Business Combination Agreement may be terminated in certain circumstances, including, without limitation: (i) by Helix or BBOT, if the Closing has not occurred by October 31, 2025, which date shall be automatically extended to December 31, 2025 if the SEC has not declared the Registration Statement effective on or prior to September 30, 2025; (ii) by Helix or BBOT, if an applicable governmental or regulatory authority has issued a final and non-appealable order which permanently restrains or otherwise prohibits the Business Combination, (iii) by Helix or BBOT, if Helix or BBOT, as applicable, has breached any of its respective representations, warranties, agreements or covenants under the Business Combination Agreement, and such breach or failure would render certain conditions precedent to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted in the Business Combination Agreement; and (iv) Helix Shareholder Approval is not obtained.

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except for any liability on the part of any party for fraud or willful breach of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Termination; Effectiveness.”

Ancillary Agreements

In connection with the Business Combination, Helix and BBOT have entered into, or intend to enter into on the Closing Date, several agreements, including the Helix Support Agreement, BBOT Support Agreement, Subscription Agreements, Non-Redemption Agreements, Lock-Up Agreement, and A&R Registration Rights Agreement. For additional information about each of these agreements, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements.”

Ownership of PubCo after the Closing

The following tables illustrate estimated ownership levels in PubCo, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. In the following tables, the No Redemptions Scenario and Minimum Cash Condition Redemptions Scenario each assume that the $400.0 million Minimum Cash Condition is satisfied through a combination of the approximately $260.9 million PIPE Investments and retained funds in the Trust Account. The 75% Redemptions Scenario and Maximum Redemptions Scenario each represent redemptions in excess of the amount required to meet the Minimum Cash Condition and assume that BBOT, in its sole discretion, waives the Minimum Cash Condition. It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM.

The following table excludes the dilutive effect of PubCo Options.

	Pro Forma Combined
	No Redemptions Scenario		Minimum Cash Condition Redemptions Scenario		75% Redemptions Scenario**		Maximum Redemptions Scenario**
	Shares	%	Shares	%	Shares	%	Shares	%
Helix Public Shareholders (excluding Cormorant)(1)	16,000,000	18.3%	10,899,392	13.3%	4,338,175	5.8%	450,900	*
Sponsor and Cormorant(2)	18,156,548	20.8%	18,156,548	22.1%	17,580,098	23.4%	17,238,572	24.3%
Helix Independent Directors and Advisor(3)	120,000	*	120,000	*	120,000	*	120,000	*
BBOT Stockholders (excluding Cormorant)(4)	35,581,624	40.8%	35,581,624	43.3%	35,581,624	47.4%	35,581,624	50.2%
PIPE Investors (excluding Cormorant)(5)	17,431,939	20.0%	17,431,939	21.2%	17,431,939	23.2%	17,431,939	24.7%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	87,290,111	100.0%	82,189,503	100.0%	75,051,836	100.0%	70,823,035	100.0%

____________

*        Less than 1%.

**      Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Amount includes 4,193,469 Founder Shares held by the Sponsor, 509,000 Helix Class A Shares held by Sponsor, 2,400,000 Helix Class A Shares held by Cormorant, 7,032,829 shares purchased by Cormorant as part of the PIPE Investment, and 4,021,250 shares from BBOT ownership held by Cormorant. This amount includes the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(3)      Amount includes 30,000 Founder Shares held by each of Helix’s independent directors and advisor.

(4)      Amount includes 39,602,874 shares of PubCo Common Stock issued to BBOT Stockholders less 4,021,250 shares that will be held by Cormorant, which are presented in the row labeled “Sponsor and Cormorant”. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically 3,630,360 PubCo Options issued to BBOT optionholders.

(5)      Amount includes the estimated shares of PubCo Common Stock to be issued to the PIPE Investors of 24,464,768, using the Estimated Redemption Price of approximately $10.66 per share, less the 7,032,829 shares to be purchased by Cormorant as part of the PIPE Investment (which are presented in the row labeled “Sponsor and Cormorant”).

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all PubCo Options for cash, which will each be exercisable for one share of PubCo Common Stock at a price of approximately $10.66 per share (based on the Estimated Consideration Ratio).

	Pro Forma Combined, Including Dilutive Instruments
	No Redemptions Scenario		Minimum Cash Condition Redemptions Scenario		75% Redemptions Scenario**		Maximum Redemptions Scenario**
	Shares	%	Shares	%	Shares	%	Shares	%
Helix Public Shareholders (excluding Cormorant)(1)	16,000,000	17.6%	10,899,392	12.7%	4,338,175	5.5%	450,900	*
Sponsor and Cormorant(2)	18,156,548	20.0%	18,156,548	21.2%	17,580,098	22.3%	17,238,572	23.2%
Helix Independent Directors and Advisor(3)	120,000	*	120,000	*	120,000	*	120,000	*
BBOT Stockholders (excluding Cormorant)(4)	35,581,624	39.1%	35,581,624	41.5%	35,581,624	45.2%	35,581,624	47.8%
PIPE Investors (excluding Cormorant)(5)	17,431,939	19.2%	17,431,939	20.3%	17,431,939	22.2%	17,431,939	23.4%
PubCo Options	3,630,360	4.0%	3,630,360	4.2%	3,630,360	4.6%	3,630,360	4.9%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	90,920,471	100.0%	85,819,863	100.0%	78,682,196	100.0%	74,453,395	100.0%

____________

*        Less than 1%.

**      Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Amount includes 4,193,469 Founder Shares held by the Sponsor, 509,000 Helix Class A Shares held by Sponsor, 2,400,000 Helix Class A Shares held by Cormorant, 7,032,829 shares purchased by Cormorant as part of the PIPE Investment, and 4,021,250 shares from BBOT ownership held by Cormorant. This amount includes the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(3)      Amount includes 30,000 Founder Shares held by each of Helix’s independent directors and advisor.

(4)      Amount includes 39,602,874 shares of PubCo Common Stock issued to BBOT Stockholders less 4,021,250 shares that will be held by Cormorant, which are presented in the row labeled “Sponsor and Cormorant”. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically 3,630,360 PubCo Options issued to BBOT optionholders.

(5)      Amount includes the estimated shares of PubCo Common Stock to be issued to the PIPE Investors of 24,464,768, using the Estimated Redemption Price of approximately $10.66 per share, less the 7,032,829 shares to be purchased by Cormorant as part of the PIPE Investment (which are presented in the row labeled “Sponsor and Cormorant”).

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what PubCo’s share ownership will be after the Closing. Helix and BBOT cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 68.1% of the issued and outstanding Helix Ordinary Shares. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 68.1% of the Helix Ordinary Shares prior to the Business Combination to owning approximately 18.3% of the total outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Cormorant and other Helix Insiders, BBOT Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination and due to future issuances of equity awards to BBOT employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of PubCo.”

Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination

In considering the recommendation of the Helix Board to vote in favor of approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Incentive Plan, the ESPP Proposal, Director Election Proposal and Adjournment Proposal, shareholders should keep in mind that Helix’s Sponsor, Cormorant, Helix’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated Helix Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of Helix’s Sponsor, Cormorant and Directors and Officers in the Business Combination.”

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Helix and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant, and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

The personal and financial interests of the Sponsor, Cormorant, as well as Helix’s directors and officers may have influenced their motivation in identifying and selecting BBOT as a business combination target, completing an initial business combination with BBOT and influencing the operation of the business following the Closing. In considering the recommendation of the Helix Board to vote for the proposals, Helix’s shareholders should consider these interests.

Further, unaffiliated Helix Shareholders should keep in mind that BBOT officers directors and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated Helix Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Cormorant and Helix’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Persons Transactions” for more information related to certain transactions and arrangements between BBOT and the BBOT Directors and Officers.

Compensation to be Received by the Sponsor, Cormorant, and Helix’s Officers and Directors in Connection with the Business Combination and PIPE Investment

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, Cormorant, and Helix’s officers and directors in connection with the Business Combination and PIPE Investment.

	Securities to be Received	Other Compensation
The Sponsor

Assuming the Minimum Cash Condition Redemptions Scenario: (i) 4,193,469 shares of PubCo Common Stock upon the exchange of 4,193,469 Founder Shares in the Domestication (assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which were initially purchased prior to the Helix IPO for approximately $0.006 per share and (ii) 509,000 shares of PubCo Common Stock upon the exchange of 509,000 Helix Class A Shares in the Domestication, which were initially purchased in a private placement that closed concurrently with the Helix IPO for $10.00 per share.

Reimbursement for loans and advances to Helix; no such amounts are outstanding as of the date of this proxy statement/prospectus.

$6,485 per month through the Closing for office space, utilities, secretarial and administrative support services provided to members of the Helix management team. As of December 31, 2024, Helix incurred $67,809 in fees for these services, of which such amounts are included in accrued expenses in Helix’s balance sheet as of December 31, 2024. Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Cormorant

Assuming the Minimum Cash Condition Redemptions Scenario: (i) 2,400,000 shares of PubCo Common Stock upon the exchange of 2,400,000 Helix Class A Shares in the Domestication, which were initially purchased in the Helix IPO for $10.00 per share, (ii) an estimated 7,032,829 shares of PubCo Common Stock, which is equal to Cormorant’s $75 million PIPE Investment divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, and (iii) an estimated 4,021,250 shares of PubCo Common Stock upon the exchange of BBOT capital stock in the Merger, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

Continued indemnification after the Business Combination.

	Securities to be Received	Other Compensation
Bihua Chen	See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.

See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Fees for service as a post-closing director of PubCo, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors.

Helix Independent Directors and Advisor

Each will receive 30,000 shares of PubCo Common Stock upon the exchange of 30,000 Founder Shares held by them in the Domestication, which shares were issued to them as consideration for services rendered to Helix.

Reimbursement for loans and advances to Helix; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

The securities to be issued to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. Helix’s independent directors are not members of the Sponsor and are not affiliates of Cormorant. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Cormorant, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.

Potential Purchases of Public Shares

Other than the Non-Redemption Agreements entered into concurrently with the signing of the Business Combination Agreement (which do not provide any consideration to the Non-Redeeming Holders in connection with their Non-Redemption Agreements), the Sponsor, Cormorant, and Helix’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding Helix or its securities, the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Helix’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Helix expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Helix Class A Shares and the number of beneficial holders of Helix Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Helix’s securities on Nasdaq.

In the event the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.

The Transaction Committee’s and Helix Board’s Reasons for the Approval of the Business Combination

Before reaching their unanimous decisions that the Business Combination Agreement, each ancillary agreement, and the Business Combination are fair, advisable and in the best interests of Helix and its shareholders, the Transaction Committee and the Helix Board each consulted with the Helix management team, their respective legal counsel and other advisors. The Transaction Committee and Helix Board considered a variety of factors in connection with their evaluation of the Business Combination. In light of the complexity of those factors, the Transaction Committee and the Helix Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Different individual members of the Transaction Committee and Helix Board may have given different weight to different factors in their evaluation of the Business Combination.

The Helix Board and the Transaction Committee determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to BBOT’s compelling data and rigorous science, its market opportunity, intellectual property protections, experienced management team, and the existence and size of the PIPE Investment. The Transaction Committee also reviewed the financial analysis and opinion of Lincoln to the effect that, as of February 27, 2025 and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Helix Unaffiliated Shareholders. The Transaction Committee and Helix Board also considered the potential detriments of the Business Combination to Helix, including BBOT’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to Helix if the Business Combination is not achieved, including the risk that it may result in Helix being unable to complete a business combination and force Helix to liquidate.

For more information about the Transaction Committee’s and Helix Board’s reasons for the approval of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal — The Transaction Committee’s and the Helix Board’s Reasons for the Approval of the Business Combination.”

Opinion of Lincoln International LLC

On February 27, 2025, Lincoln rendered its oral opinion to the Transaction Committee (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Helix Unaffiliated Shareholders.

Lincoln’s opinion was directed to the Transaction Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement, and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination. The summary of Lincoln’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex M to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln in connection with the preparation of its opinion. Neither Lincoln’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Transaction Committee, the Helix Board, Helix or any security holder as to whether they should elect to redeem their shares or how they should act or vote on any matter relating to the Business Combination or otherwise.

For a description of the opinion that the Transaction Committee received from Lincoln, see “Proposal No. 1 — The Business Combination Proposal — Opinion of Lincoln International LLC” beginning on page 141 of this proxy statement/prospectus.

The Extraordinary General Meeting

The following is a summary of the process and procedures for registering for and attending the EGM, and voting and redeeming your Helix Ordinary Shares in connection with the EGM. For more information, see the section entitled “Extraordinary General Meeting.”

Date, Time and Place

The EGM will be held at [•] a.m., Eastern Time, on [•], 2025. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the Helix Articles, the physical location of the EGM will be the offices of White & Case LLP, Helix’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020.

Proposals to be Submitted at the EGM

At the EGM, Helix is asking holders of Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal;

•        the Domestication Proposal;

•        the Stock Issuance Proposal;

•        the Organizational Documents Proposal;

•        the Advisory Organizational Documents Proposals;

•        the Incentive Plan Proposal;

•        the ESPP Proposal;

•        the Director Election Proposal; and

•        the Adjournment Proposal (if presented).

Registering for the EGM

Any shareholder wishing to attend the meeting should register for the meeting by [•], Eastern Time, on [•], 2025 by contacting [•].

Voting Power; Abstentions and Broker Non-Votes; Record Date

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a shareholder fails to return a proxy card and does not attend the EGM in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the EGM. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any proposal in this proxy statement/prospectus.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.

Helix has fixed the close of business on [•], 2025, as the “Record Date” for determining Helix Shareholders entitled to notice of and to attend and vote at the EGM. As of the close of business on the Record Date, there were [•] Helix Ordinary Shares outstanding and entitled to vote. Each share is entitled to one vote at the EGM, provided that only the Helix Class B Shares are entitled to vote on the Domestication Proposal.

As of the Record Date, the Sponsor, Cormorant and other Helix Insiders held of record and were entitled to vote an aggregate of 7,509,000 Helix Ordinary Shares. The Helix Ordinary Shares held by such persons currently constitute approximately 31.9% of the outstanding Helix Ordinary Shares. Pursuant to the Helix Support Agreement, the Sponsor, Cormorant, and the other Helix Insiders have agreed to vote any Helix Ordinary Shares held by them as of the Record Date in favor of the Business Combination, including voting in favor of each of the Condition Precedent Proposals. However, to the extent that Sponsor, Cormorant and other Helix Insiders or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Quorum and Vote of Helix Shareholders

A quorum of Helix’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of one or more shareholders holding a majority of the issued and outstanding Helix Ordinary Shares entitled to vote at such meeting constitutes a quorum at the EGM. The following votes are required to approve each Proposal:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Domestication Proposal:    Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding Helix Class B Shares who, being present in person or represented by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the Helix Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48 of the Helix Articles.

•        Stock Issuance Proposal:    Approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Organizational Documents Proposal:    Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Advisory Organizational Documents Proposals:    Approval of each Advisory Organizational Documents Proposal requires an ordinary resolution on a non-binding and advisory only basis, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Helix, the Helix Board, BBOT or PubCo Board.

•        Incentive Plan Proposal:    Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        ESPP Proposal:    Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Director Election Proposal:    Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Redemption Rights

Pursuant to the Helix Articles, a Public Shareholder (other than the Sponsor, Cormorant, and the Helix Insiders) may request that Helix redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•], 2025 (which date is two business days before the scheduled vote at the EGM), (A) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Helix redeem all or a portion of their Public Shares for cash and (B) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares (other than the Sponsor, Cormorant, and the Helix Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to Helix to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2025).

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Helix Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Helix cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the Helix Class A Shares when Public Shareholders wish to sell their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline to submitting redemption requests and thereafter, with Helix’s consent, until the Closing. If a holder delivers his, her or its Public Shares for redemption to the Transfer Agent and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that the Transfer Agent return the shares (physically or electronically).

Any written demand of redemption rights must be received by the Transfer Agent prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 20% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 20% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.

See the section entitled “The Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash. See also “Questions and Answers about the Business Combination — Do I have redemption rights?, — Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?, — How do I exercise my redemption rights?” for additional information on the exercise of redemption rights.

As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 68.1% of the issued and outstanding Helix Ordinary Shares. Even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 68.1% of the Helix Ordinary Shares prior to the Business Combination to owning approximately 18.3% of the total outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Cormorant and other Helix Insiders, BBOT Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. See “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination and due to future issuances of equity awards to BBOT employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of PubCo.”

Appraisal Rights and Dissenters’ Rights

Helix’s shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. Helix’s shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet, or in person. Helix has engaged [•] to assist in the solicitation of proxies. Helix has agreed to pay [•] a fee of $[•], plus disbursements.

If a shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the EGM. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting — Proxy Solicitation”.

Regulatory Approvals

Each of Helix and BBOT has agreed to use their respective reasonable best efforts, and to cooperate fully with the other party, to take all actions necessary or desirable to complete the Business Combination, including its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable authorities or other third parties prior to the Merger Effective Time, (ii) avoid an action by any governmental authority and (iii) execute and deliver any additional instruments necessary to consummate the Business Combination. The parties have determined that the Business Combination is not reportable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder. Thus, the Business Combination is not subject to the termination or expiration of any waiting period under the HSR Act. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/prospectus entitled “The Business Combination — Regulatory Approvals.”

Stock Exchange Listing

Pursuant to the Business Combination Agreement, Helix agreed to use its reasonable best efforts to cause its initial listing application with Nasdaq in connection with the Business Combination to have been approved, all applicable initial and continuing listing requirements of Nasdaq to be satisfied, and the PubCo Common Stock to be issued as Aggregate Merger Consideration or in connection with the PIPE Investment to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement and in any event prior to the Merger Effective Time.

Helix intends to apply for listing, to be effective at Closing, of the PubCo Common Stock on the Nasdaq Global Market under the symbol “BBOT”. However, it is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether PubCo’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived. Please see the subsection entitled “The Business Combination — Listing of PubCo’s Common Stock on Nasdaq” for additional information.

Recommendation to the Helix Shareholders

The Transaction Committee, with the advice and assistance of representatives of Lincoln, Latham, and its other advisors, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby.

After careful consideration, the Transaction Committee unanimously (i) determined that the terms and conditions of the Business Combination Agreement, each ancillary agreement, and the Business Combination were fair, advisable, and in the best interests of Helix and its shareholders and (ii) recommended that the Helix Board approve the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “The Extraordinary General Meeting — Recommendation of the Helix Board” for more information.

On the same day, after careful consideration and based in part on the unanimous recommendation of the Transaction Committee, the Helix Board unanimously determined that the Business Combination is fair, advisable, and in the best interests of Helix and its shareholders, and approved and adopted the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby. The Business Combination was not structured to require the approval of at least a majority of Helix’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The Helix Board believes that each of Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of Helix and its shareholders and recommends that Helix Shareholders vote “FOR” each proposal being submitted to a vote of the Helix Shareholders at the EGM.

For a more complete description of the Transaction Committee’s and Helix Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Transaction Committee and the Helix Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal– The Transaction Committee’s and the Helix Board’s Reasons for the Approval of the Business Combination”.

U.S. Federal Income Tax Considerations

For a discussion summarizing material U.S. federal income tax considerations of the Domestication, the Merger, exercise of redemption rights and the ownership and disposition of PubCo Common Stock received in the Business Combination, please see “Material U.S. Federal Income Tax Considerations”.

Accounting Considerations

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as BBOT has been determined to be the accounting acquirer under all redemptions scenarios presented. Under this method of accounting, Helix, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and BBOT, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of BBOT will become the historical financial statements of PubCo, and Helix’s assets, liabilities, and results operations will be consolidated with BBOT’s starting from the Closing Date. For accounting purposes, the financial statements of PubCo will represent a continuation of the financial statements of BBOT, with the Business Combination being treated as the equivalent of BBOT issuing stock for the net assets of Helix, accompanied by recapitalization. The net assets of Helix will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of BBOT in future final reporting of PubCo. For more information, see “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment for the Business Combination.”

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Helix has not elected, and PubCo is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

PubCo will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of Helix’s IPO registration statement, (b) in which PubCo has total annual revenue of at least $1.235 billion, or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which PubCo has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

Helix is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, PubCo will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). PubCo will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or BBOT’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If PubCo is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that PubCo will remain a smaller reporting company after the Closing. To the extent that PubCo takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Risk Factors Summary

In evaluating the proposals to be presented at the EGM, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 25. In particular, such risks include, but are not limited to, the following:

•        BBOT has a limited operating history, has not completed any clinical trials, has no products approved for commercial sale, has never commercialized a product, and has not generated any revenue, which may make it difficult for investors to evaluate BBOT’s current business and likelihood of success and viability.

•        BBOT’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve its objectives relating to the discovery, development and commercialization of its product candidates. If BBOT is unable to advance its product candidates through development, obtain regulatory approval and ultimately commercialize such product candidates, or experience significant delays in doing so, BBOT’s business will be materially harmed.

•        BBOT may require additional capital to finance its operations. If BBOT is unable to raise such capital when needed, or on acceptable terms, BBOT may be forced to delay, reduce or eliminate one or more of its research and drug development programs, future commercialization efforts, product development or other operations.

•        BBOT’s preclinical studies and clinical trials may fail to adequately demonstrate the safety and efficacy of any of its product candidates, which would prevent or delay development, regulatory approval and commercialization.

•        Any delays in the commencement or completion, or termination or suspension, of BBOT’s current, planned or future clinical trials could result in increased costs to BBOT, delay or limit BBOT’s ability to generate revenue and adversely affect BBOT’s commercial prospects.

•        The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials; interim, preliminary and topline data from BBOT’s preclinical studies and clinical trials that BBOT announces or publishes from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data; and the results of BBOT’s clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

•        The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable.

•        BBOT’s product candidates may cause significant adverse events, toxicities or other undesirable adverse events when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

•        BBOT relies on third parties to manufacture preclinical and clinical drug supplies, and BBOT intends to rely on third parties to produce commercial supplies of any approved product, which increases the risk that BBOT will not have sufficient quantities of these product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair BBOT’s development or commercialization efforts.

•        BBOT faces substantial competition which may result in others discovering, developing or commercializing products before or more successfully than BBOT does.

•        Any product candidates BBOT develops may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

•        BBOT’s business entails a significant risk of product liability.

•        Obtaining and maintaining regulatory approval of BBOT’s product candidates in one jurisdiction does not mean that BBOT will be successful in obtaining regulatory approval of its product candidates in others, and even if BBOT’s product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

•        BBOT may seek certain designations for its product candidates, but BBOT might not receive such designations, and even if BBOT does, such designations may not lead to a faster development or regulatory review or approval process.

•        BBOT is or may become subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security.

•        BBOT’s success is highly dependent on BBOT’s ability to attract, hire and retain highly skilled executive officers and employees.

•        If BBOT is unable to obtain, maintain and enforce patent protection for its technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, BBOT’s competitors could develop and commercialize technology and products similar or identical to BBOT’s.

•        Patent terms may not protect BBOT’s competitive position for an adequate amount of time.

•        BBOT may become involved in lawsuits to protect or enforce its patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

•        BBOT relies on third parties to conduct its preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

•        There may not be an active trading market for PubCo Common Stock, which may make it difficult to sell shares of PubCo Common Stock.

•        Future sales, or the perception of future sales, by PubCo or its stockholders in the public market could cause the market price for PubCo’s securities to decline.

•        BBOT has identified a material weakness in its internal controls over financial reporting.

•        BBOT will have increased costs as a result of operating as a public company, and BBOT’s management will devote substantial time to related compliance initiatives.

•        We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

•        The Sponsor, Cormorant, Helix’s directors and officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Helix Shareholders generally.

•        Helix Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination.

•        The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

•        Cormorant is a significant shareholder of BBOT and has a board designee, which raises potential conflicts of interest.

•        The Helix Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

•        Helix may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

•        PubCo’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•        The completion of the Business Combination is subject to certain closing conditions under the Business Combination Agreement and any such conditions may not be satisfied on a timely basis, if at all.

Market Price, Ticker Symbol and Dividends

Helix

Trading Market of Helix Securities

Helix’s Class A Shares are currently listed on Nasdaq under the symbol “HLXB.” The Helix Class A Shares commenced trading on Nasdaq on February 9, 2024.

The closing price of the Helix Class A Shares on February 27, 2025 the last trading day before announcement of the execution of the Business Combination Agreement, was $10.80. As of April 11, 2025, the closing price of the Helix Class A Shares was $10.82. Holders of Helix’s securities should obtain current market quotations for the securities. The market price of Helix’s securities could vary at any time prior to the Closing. Market price information regarding the Helix Class B Shares is not provided here because there is no established public trading market for the Helix Class B Shares.

Holders

As of [•], 2025, the Record Date, there were two record holders of Helix Class A Shares and five record holders of Helix Class B Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Helix Class A Shares are held of record by banks, brokers and other financial institutions.

Dividends

Helix has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

BBOT

Trading Market of BBOT’s Securities

Historical market price information regarding BBOT is not provided because there is no public market for its securities.

RISK FACTORS

Risks Related to BBOT and the Business Combination

Unless the context otherwise requires, references in this subsection “— Risks Related to BBOT and the Business Combination” to “we”, “us”, and “our” generally refer to BBOT in the present tense or PubCo from and after the Business Combination.

Risks related to BBOT’s financial position and need for additional capital

BBOT has a limited operating history, has not completed any clinical trials, has no products approved for commercial sale and has not generated any revenue, which may make it difficult for investors to evaluate BBOT’s current business and likelihood of success and viability.

BBOT is a biopharmaceutical company with a limited operating history upon which investors can evaluate its business and prospects. BBOT was incorporated in August 2016 and commenced significant operations as an independent entity starting in May 2024, has never completed a clinical trial, has no products approved for commercial sale and has never generated any revenue. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, BBOT has devoted substantially all of its resources to research and development activities, including with respect to BBO-8520, BBO-10203 and BBO-11818, and its discovery programs, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations.

BBOT has not yet demonstrated its ability to successfully complete clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to evaluate BBOT’s likelihood of success and viability.

In addition, BBOT may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by biopharmaceutical companies at BBOT’s stage of development in rapidly evolving fields. BBOT also expects that, as BBOT advances its product candidates, BBOT will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. BBOT has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If BBOT does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer.

BBOT has incurred significant net losses in each period since its inception, and expects to continue to incur significant net losses for the foreseeable future.

BBOT incurred significant net losses in each reporting period since its inception, has not generated any revenue to date and has financed its operations principally through private placements of securities. BBOT’s net losses were $74.3 million and $64.7 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, BBOT had an accumulated deficit of $222.5 million. BBOT has not yet completed any clinical trials. As a result, BBOT expects that it will be several years, if ever, before BBOT generates revenue from product sales. Even if BBOT succeeds in receiving marketing approval for and commercializing one or more product candidates, BBOT expects that it will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.

BBOT expects to continue to incur significant and increasing expenses and increasing operating losses for the foreseeable future. The net losses BBOT incurs may fluctuate significantly from quarter to quarter such that a period-to-period comparison of BBOT’s results of operations may not be a good indication of future performance. The size of future net losses will depend, in part, on the pace of development activities and the rate of future growth of expenses and BBOT’s ability to generate revenue. BBOT’s prior losses and expected future losses have had and will continue to have an adverse effect on working capital, BBOT’s ability to fund the development of its product candidates and its ability to achieve and maintain profitability and the performance of its stock.

BBOT’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve its objectives relating to the discovery, development and commercialization of its product candidates.

BBOT relies on its team’s expertise in chemistry, structure-based drug design, oncology drug development, business development and patient-driven approach to develop its product candidates. BBOT’s business depends significantly on the success of its approach and the development and commercialization of the product candidates that BBOT discovers with this approach. BBOT has no products approved for commercial sale and does not anticipate generating any revenue from product sales for the next several years, if ever. BBOT’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives, including:

•        successful and timely completion of preclinical and clinical development of BBO-8520, BBO-10203, BBO-11818 and any future product candidates from BBOT’s discovery programs, and any other future programs;

•        maintaining current and establishing new relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of BBO-8520, BBO-10203, BBO-11818 and any future product candidates from BBOT’s current or future discovery programs;

•        timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which BBOT successfully completes clinical development;

•        developing an efficient and scalable manufacturing process for BBOT’s product candidates, including the production of finished products that are appropriately packaged for sale if BBOT’s product candidates obtain marketing approvals;

•        maintaining current and establishing new commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for BBOT’s product candidates, if approved;

•        successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•        maintaining an acceptable safety profile following any marketing approval of BBOT’s product candidates;

•        commercial acceptance of BBOT’s product candidates by patients, the medical community and third-party payors, including the willingness of physicians to use BBOT’s product candidates, if approved, in lieu of (or in conjunction with) other approved therapies;

•        satisfying any required post-marketing approval commitments to applicable regulatory authorities;

•        identifying, assessing and developing new product candidates;

•        obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the U.S. and internationally;

•        defending against third-party interference or infringement claims, if any, with respect to BBOT’s intellectual property rights;

•        entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize BBOT’s product candidates;

•        obtaining coverage and adequate reimbursement by third-party payors for BBOT’s product candidates, if approved;

•        addressing any competing therapies and technological and market developments; and

•        attracting, hiring and retaining qualified personnel.

BBOT may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. If BBOT does achieve profitability, BBOT may not be able to sustain or increase profitability on a quarterly or annual basis. BBOT’s failure to become and remain profitable would decrease the value of the company and could impair BBOT’s ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business and continue its operations.

BBOT may require additional capital to finance its operations. If BBOT is unable to raise such capital when needed, or on acceptable terms, BBOT may be forced to delay, reduce or eliminate one or more of its research and drug development programs, future commercialization efforts, product development or other operations.

Since inception, BBOT has used substantial amounts of cash to fund its operations, and its expenses will increase substantially in the foreseeable future in connection with its ongoing activities, particularly as BBOT continues the research and development of, initiates additional clinical trials of, and seeks marketing approval for, its product candidates. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Even if one or more of BBOT’s product candidates or any future product candidates that BBOT develops is approved for commercial sale, BBOT anticipates incurring significant costs associated with sales, marketing, manufacturing and distribution activities. BBOT’s expenses could increase beyond expectations if BBOT is required by the FDA, the EMA or other regulatory authorities to perform clinical trials or preclinical studies in addition to those that BBOT currently anticipates. Other unanticipated costs may also arise. Because the design and outcome of BBOT’s clinical trials, including its planned and anticipated clinical trials, are highly uncertain, BBOT cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of its product candidates or any future product candidates that it develops. BBOT has initiated Phase 1 clinical trials of BBO-8520, BBO-10203 and BBO-11818. BBOT is not permitted to market or promote any product candidate before it receives marketing approval from the FDA, EMA or any comparable foreign regulatory authorities. BBOT will also incur additional costs associated with operating as a public company. Accordingly, BBOT may need to obtain additional funding in order to continue its operations.

BBOT estimates that the net proceeds from the Business Combination and the PIPE Investments, together with its existing cash, cash equivalents and short-term marketable securities as of the date of this proxy statement/prospectus, will be sufficient to enable it to fund its operating expenses and capital expenditure requirements into 2027. If the net proceeds of the Business Combination and the PIPE Investments are less than BBOT anticipates, including as a result of redemptions of Public Shares, BBOT may need to seek additional funds earlier than BBOT anticipates. Advancing the development of BBO-8520, BBO-10203 and BBO-11818 and BBOT’s discovery programs will require a significant amount of capital. BBOT’s existing cash, cash equivalents and marketable securities will not be sufficient to fund all of BBOT’s product candidates through regulatory approval, and BBOT may need to raise additional capital to complete the development and commercialization of its product candidates. BBOT’s estimate as to how long it expects its existing cash, cash equivalents and marketable securities to fund its operations does not include potential product revenue and is based on assumptions that may prove to be wrong, and BBOT could use its available capital resources sooner than currently expected. Changing circumstances, some of which may be beyond BBOT’s control, could cause BBOT to consume capital significantly faster than currently anticipated, and BBOT may need to seek additional funds.

BBOT may be required to obtain further funding through public or private equity financings, debt financings, collaborative agreements, licensing arrangements or other sources of financing, which may dilute BBOT’s stockholders or restrict its operating activities. BBOT does not have any committed external source of funds. Adequate additional financing may not be available to BBOT on acceptable terms, or at all. BBOT’s ability to raise additional funds may be adversely impacted by general economic conditions, both inside and outside the U.S., including disruptions to, and instability and volatility in, the credit and financial markets in the U.S. and worldwide, including heightened inflation, interest rate and currency rate fluctuations, and economic slowdown or recession as well as concerns related to public health emergencies, natural disasters or geopolitical events, including civil or political unrest or military conflicts. In addition, market instability and volatility, high levels of inflation and interest rate fluctuations may increase BBOT’s cost of financing or restrict BBOT’s access to potential sources of future liquidity. To the extent that BBOT raises additional capital through the sale of equity or convertible debt securities, each investor’s ownership interests will be diluted, and the terms may include liquidation or other preferences that adversely affect each investor’s rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect BBOT’s business. If BBOT raises additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, BBOT may have to relinquish valuable rights to its product candidates or grant licenses on terms that are not favorable to BBOT. In addition, BBOT may seek additional capital due to favorable market conditions or strategic considerations even if BBOT believes it has sufficient funds for its current or future operating plans.

BBOT’s failure to raise capital as and when needed or on acceptable terms would have a negative impact on its financial condition and its ability to pursue its business strategy, and BBOT may have to delay, reduce the scope of, suspend or eliminate one or more of its research or drug development programs, clinical trials or future commercialization efforts.

Risks related to BBOT’s product development, regulatory approval and commercialization

BBOT’s future prospects are substantially dependent on the advancement of its product candidates. If BBOT is unable to advance its product candidates through development, obtain regulatory approval and ultimately commercialize such product candidates, or experience significant delays in doing so, BBOT’s business will be materially harmed.

BBOT has initiated Phase 1 clinical trials of BBO-8520, BBO-10203 and BBO-11818. BBOT’s ability to generate product revenue, which BBOT does not expect will occur for many years, if ever, will depend heavily on the successful clinical development and eventual commercialization of one or more product candidates. BBOT is not permitted to market or promote any product candidate before BBOT receives marketing approval from the FDA, EMA or any comparable foreign regulatory authorities, and BBOT may never receive such marketing approvals.

The success of BBOT’s product candidates will depend on several factors, including the following:

•        successful and timely completion of preclinical studies;

•        submission of INDs in the U.S. and CTAs and/or comparable applications outside the U.S. for regulatory authority review and agreement to proceed with BBOT’s clinical trials;

•        successful initiation and completion of clinical trials;

•        successful and timely patient selection and enrollment in and completion of clinical trials;

•        maintaining and establishing relationships with CROs and clinical sites for the clinical development of BBOT’s product candidates both in the U.S. and internationally;

•        maintaining and growing an organization of scientific, medical and other professionals who can develop and commercialize BBOT’s product candidates;

•        the frequency and severity of adverse events in clinical trials;

•        obtaining positive data that support demonstration of efficacy, safety and tolerability profiles and durability of effect for BBOT’s product candidates that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

•        the timely receipt of marketing approvals from applicable regulatory authorities;

•        the timely identification, development and approval of companion diagnostic tests, if required;

•        the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•        the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development and, if approved, commercialization of BBOT’s product candidates;

•        obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the U.S. and internationally;

•        the protection of BBOT’s rights in its intellectual property portfolio;

•        establishing sales, marketing and distribution capabilities and the successful launch of commercial sales of BBOT’s product candidates if and when approved for marketing, whether alone or in collaboration with others;

•        maintaining an acceptable safety profile following any marketing approval;

•        commercial acceptance by patients, the medical community and third-party payors, including the willingness of physicians to use BBOT’s product candidates, if approved, in lieu of (or in conjunction with) other approved therapies;

•        BBOT’s ability to compete with other therapies; and

•        BBOT’s ability to address any potential delays resulting from factors related to public health emergencies, natural disasters or geopolitical events.

BBOT does not have complete control over many of these factors, including certain aspects of preclinical and clinical development and the regulatory submission process, potential threats to BBOT’s intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If BBOT is not successful with respect to one or more of these factors in a timely manner or at all, BBOT could experience significant delays or an inability to successfully commercialize any product candidates from its lead programs, which would materially harm its business. If BBOT does not receive marketing approvals for such product candidates, BBOT may not be able to continue its operations.

BBOT’s preclinical studies and clinical trials may fail to adequately demonstrate the safety and efficacy of any of its product candidates, which would prevent or delay development, regulatory approval and commercialization.

Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of BBOT’s product candidates, BBOT must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and the ultimate outcome is uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, there is a high risk of failure, and BBOT may never succeed in developing marketable products.

BBOT may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent receipt of marketing approval or BBOT’s ability to commercialize its product candidates, including:

•        failure of BBOT’s product candidates in preclinical studies or clinical trials to demonstrate safety and efficacy;

•        receipt of feedback from regulatory authorities that requires BBOT to modify the design of its clinical trials;

•        negative or inconclusive clinical trial results that may require BBOT to conduct additional clinical trials or abandon certain research, discovery and/or drug development programs;

•        the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated, particularly if there are other trials enrolling the same or overlapping precisely targeted patient populations, or participants dropping out of these clinical trials at a higher rate than anticipated;

•        third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to BBOT in a timely manner, or at all;

•        the suspension or termination of BBOT’s clinical trials for various reasons, including non-compliance with regulatory requirements or a finding that BBOT’s product candidates have undesirable adverse events or other unexpected characteristics or risks;

•        the cost of clinical trials of BBOT’s product candidates being greater than anticipated;

•        the supply or quality of BBOT’s product candidates or other materials necessary to conduct clinical trials of BBOT’s product candidates being insufficient or inadequate; and

•        regulators revising the requirements for approving BBOT’s product candidates.

If BBOT is required to conduct additional clinical trials or other testing of its product candidates beyond those that BBOT is currently contemplating, if BBOT is unable to successfully complete clinical trials of its product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, BBOT may incur unplanned costs, be delayed in seeking and obtaining marketing approval, if BBOT receives such approval at all, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements or have the drug removed from the market after obtaining marketing approval.

BBOT’s discovery and development activities are focused on precision oncology to treat RAS-dependent cancers, which is a rapidly evolving area of science, and the approach BBOT is taking to discover and develop drugs may never lead to approved or marketable products.

The discovery and development of precision oncology therapeutics for patients with RAS-dependent cancers is an emerging field, and the scientific discoveries that form the basis for BBOT’s efforts to discover and develop product candidates are evolving. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. Although BBOT believes, based on BBOT’s preclinical work and clinical trials to date, that BBOT’s product candidates can inhibit RAS, clinical results may not confirm this hypothesis or may only confirm it for certain tumor types. The patient populations for BBOT’s product candidates are limited to those with KRAS and PI3Ka mutations and HER2 amplification and may not be completely defined but are substantially smaller than the general treated cancer population, and BBOT will need to screen and identify these targeted patients. Successful identification of patients is dependent on several factors, including evaluation of patient biopsies and blood samples, which may require the use of companion diagnostic tests. Furthermore, even if BBOT is successful in identifying patients, BBOT cannot be certain that the resulting patient populations for each mutation will be large enough to allow BBOT to successfully obtain approval for each mutation type and commercialize BBOT’s product candidates and achieve profitability. BBOT does not know if its approach of focusing on treating patients with RAS-dependent cancers will be successful, and if its approach is unsuccessful, BBOT’s business will suffer.

Any delays in the commencement or completion, or any termination or suspension, of BBOT’s current, planned or future clinical trials could result in increased costs to BBOT, delay or limit BBOT’s ability to generate revenue and adversely affect BBOT’s commercial prospects.

Before BBOT can initiate clinical trials of any product candidate in any indication, BBOT must submit the results of preclinical studies to the FDA, EMA or other comparable foreign regulatory authorities along with other information, including information about the product candidate’s chemistry, manufacturing and controls and its proposed clinical trial protocol, as part of an IND or similar regulatory submission under which BBOT must receive authorization to proceed with clinical development. The FDA, EMA or other comparable foreign regulatory authorities may require BBOT to conduct additional preclinical studies for any product candidate before they allow BBOT to initiate clinical trials under any IND, CTA or comparable application which may lead to additional delays and increase the costs of BBOT’s preclinical development programs.

Before obtaining marketing approval from the FDA of BBO-8520, BBO-10203, BBO-11818 or of any other future product candidate in any indication, BBOT must conduct extensive clinical studies to demonstrate safety and efficacy. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, BBOT expects to rely in part on preclinical, clinical and quality data generated by BBOT’s CROs and other third parties for regulatory submissions for BBOT’s product candidates. While BBOT has or will have agreements governing these third parties’ services, BBOT has limited influence over their actual performance. If these third parties do not make data available to BBOT, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to BBOT’s agreements with them, BBOT’s development programs may be significantly delayed and BBOT may need to conduct additional studies or collect additional data independently. In either case, BBOT’s development costs would increase. BBOT has initiated Phase 1 clinical trials of BBO-8520, BBO-10203 and BBO-11818. An IND submission must become effective prior to initiating any clinical trials in the U.S. for any of BBOT’s future product candidates.

BBOT could also encounter delays if a clinical trial is suspended or terminated by BBOT, by the independent institutional review board (IRB) or independent ethics committee (IEC) of the institutions in which such trials are being conducted, by a data safety monitoring board for such trial or by the FDA or foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or BBOT’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse events, failure to demonstrate a benefit from using a pharmaceutical, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and BBOT may need to amend clinical trial protocols to comply with these changes. Amendments may require BBOT to resubmit its clinical trial protocols to IRBs/IECs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, if BBOT is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, BBOT’s development plans may be impacted. For example, in December 2022, with the passage of the Food and Drug Omnibus Reform Act (FDORA), Congress required sponsors to develop and submit a diversity action plan for each Phase 3 clinical trial or any other “pivotal study” of a new drug or biological product. Although these diversity action plans are not required to be submitted until after the FDA finalizes its guidance on the topic, such plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Similarly, the regulatory landscape related to clinical trials in the European Union (EU) recently evolved. The EU Clinical Trials Regulation (CTR), which was adopted in April 2014 and repealed the EU Clinical Trials Directive, became applicable on January 31, 2022. While the Clinical Trials Directive required a separate CTA to be submitted in each member state, to both the competent national health authority and an IEC, the CTR introduces a centralized process and only requires the submission of a single application to all member states concerned. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state.

Certain of BBOT’s current or future scientific advisors or consultants who receive compensation from BBOT may become investigators for BBOT’s future clinical trials. Under certain circumstances, BBOT may be required to report some of these relationships to the FDA. Although BBOT expects any such relationships to be within the FDA’s guidelines, the FDA may conclude that a financial relationship between BBOT and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of BBOT’s marketing applications by the FDA and may ultimately lead to the denial of marketing approval of BBOT’s product candidates. If BBOT experiences delays in the completion of, or any termination or suspension of, any clinical trial of any product candidate, the commercial prospects of such product candidate will be harmed, and BBOT’s ability to generate product revenue will be delayed. Moreover, any delays in completing BBOT’s clinical trials will increase BBOT’s costs, slow down BBOT’s development and approval process and jeopardize BBOT’s ability to commence product sales and generate revenue, which may harm BBOT’s business, financial condition, results of operations and prospects significantly.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of BBOT’s clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

BBOT will be required to demonstrate with substantial evidence through well-controlled clinical trials that BBOT’s product candidates are safe and effective for use in the target population before BBOT can seek marketing approvals for their commercial sale. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes; there is a high risk of failure and BBOT may never succeed in developing marketable products.

The results of preclinical studies may not be predictive of the results of clinical trials of BBOT’s product candidates, and the results of early clinical trials may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be safe or effective in subsequent clinical trials. Favorable results from certain animal studies may not accurately predict the results of other animal studies or of human trials, due to the inherent biologic differences in species, the differences between testing conditions in animal studies and human trials, and the particular goals, purposes, and designs of the relevant studies and trials. Similarly, certain of BBOT’s hypotheses regarding the potential clinical and therapeutic benefits of its product candidates compared to other approved products and product candidates or molecules in development are based on observations from the preclinical studies and early clinical trials that BBOT has completed, and results from such preclinical studies and early clinical trials are not necessarily predictive of the results of later preclinical studies or clinical trials.

There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy, insufficient durability of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved as products. The development of BBOT’s product candidates and its stock price may also be impacted by inferences, whether correct or not, that are drawn between the success or failure of preclinical studies or clinical trials of BBOT’s competitors or other companies in the biopharmaceutical industry, in addition to BBOT’s own preclinical studies and clinical trials.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with BBOT’s product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause adverse events that are unrelated to BBOT’s product candidates. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, BBOT’s clinical trial outcomes.

Any preclinical studies or clinical trials that BBOT conducts may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market BBOT’s product candidates. If the results of BBOT’s ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of BBOT’s product candidates, if BBOT does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with BBOT’s product candidates, BBOT may be prevented or delayed in obtaining marketing approval for such product candidates.

BBOT does not know whether any clinical trials BBOT conducts will demonstrate consistent or adequate efficacy and safety sufficient to obtain approval to market any of BBOT’s product candidates.

In addition to BBO-8520, BBO-10203 and BBO-11818, BBOT’s prospects depend in part upon discovering, developing and commercializing additional product candidates from BBOT’s discovery programs, which may fail in development or suffer delays that adversely affect their commercial viability.

BBOT’s future operating results are dependent on its ability to successfully discover, develop, obtain regulatory approval for and commercialize BBO-8520, BBO-10203 and BBO-11818 and future product candidates from BBOT’s discovery programs. A research candidate can unexpectedly fail at any stage of development. The historical failure rate for research candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

The success of other research candidates that BBOT may develop will depend on many factors, including the following:

•        generating sufficient data to support the initiation or continuation of preclinical studies and clinical trials;

•        obtaining regulatory permission to initiate clinical trials;

•        contracting with the necessary parties to conduct clinical trials;

•        successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

•        the timely manufacture of sufficient quantities of a product candidate for use in clinical trials;

•        adverse events in clinical trials; and

•        addressing any delays resulting from factors related to public health emergencies, natural disasters or geopolitical events.

Even if BBOT successfully advances any research candidates into preclinical and clinical development, their success will be subject to all of the preclinical, clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, there can be no assurance that BBOT will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from any product candidates.

BBOT’s approach to the discovery and development of product candidates is unproven, and BBOT may not be successful in its efforts to use and expand its approach to build a pipeline of product candidates with commercial value.

A key element of BBOT’s strategy, which is unproven, is to use and expand BBOT’s expertise in chemistry, structure-based drug design and patient-driven approach to build a pipeline of product candidates and progress these product candidates through clinical development. Although BBOT’s research and development efforts to date have resulted in the discovery of and initiation of clinical development of BBO-8520, BBO-10203 and BBO-11818, such product candidates and any other product candidates BBOT may develop may not be safe or effective as cancer therapeutics, and BBOT may not be able to develop any other product candidates. For example, the potential product candidates that BBOT has identified or identifies in the future may not generate acceptable clinical data, including as a result of being shown to have unacceptable toxicity or other characteristics that indicate that they are unlikely to be product candidates that will receive marketing approval from the FDA, EMA or other regulatory authorities or achieve market acceptance. If BBOT does not successfully develop and commercialize product candidates, BBOT will not be able to generate product revenue in the future, which would result in significant harm to BBOT’s financial position and adversely affect its business.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If BBOT is ultimately unable to obtain regulatory approval of its product candidates, BBOT will be unable to generate product revenue and its business will be substantially harmed.

Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that BBOT’s data are insufficient for approval and require additional preclinical, clinical or other data. In addition, the U.S. Supreme Court’s July 2024 decision to overturn prior established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. Even if BBOT eventually completes clinical testing and receives approval for its product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve BBOT’s product candidates for a more limited indication or a narrower patient population than BBOT originally requested or may impose other prescribing limitations or warnings that limit the product candidate’s commercial potential. Even if approved, BBOT may be required to conduct additional studies to verify or confirm the clinical benefits of its products. BBOT has not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of BBOT’s product candidates will ever obtain regulatory approval. Further, development of BBOT’s product candidates and/or regulatory approval may be delayed for reasons beyond its control.

Applications for BBOT’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•        the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of BBOT’s clinical trials;

•        the FDA, EMA or other comparable foreign regulatory authorities may determine that BBOT’s product candidates are not safe and effective, are only moderately effective or have undesirable or unintended adverse events, toxicities or other characteristics that preclude BBOT obtaining marketing approval or prevent or limit commercial use;

•        the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which BBOT seeks approval;

•        the FDA, EMA or other comparable foreign regulatory authorities may disagree with BBOT’s interpretation of data from preclinical studies or clinical trials;

•        the clinical data of the clinical trial may fail to meet the level of statistical significance required to obtain approval of BBOT’s product candidates by the FDA, EMA or other comparable foreign regulatory authorities;

•        BBOT may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that BBOT’s product candidates’ risk-benefit ratios for their proposed indications are acceptable;

•        the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which BBOT contracts for clinical and commercial supplies;

•        the FDA, EMA or other comparable regulatory authorities may fail to approve companion diagnostic tests required for BBOT’s product candidates;

•        BBOT may not obtain or maintain adequate funding to complete its clinical trials in a manner that is satisfactory to the FDA, EMA or other comparable foreign regulatory authorities; and

•        the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering BBOT’s clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in BBOT failing to obtain regulatory approval to market any of its product candidates, which would significantly harm BBOT’s business, results of operations and prospects.

BBOT may not be able to submit INDs, CTAs or comparable applications to commence clinical trials on the timelines BBOT expects, and even if BBOT is able to, the FDA, EMA or any comparable foreign regulatory authority may not permit BBOT to proceed.

BBOT’s research and development efforts to date have resulted in the initiation of clinical development of BBO-8520, BBO-10203 and BBO-11818. BBOT may not be able to submit INDs for any future product candidates it may identify on the timelines it expects, or such submissions may not take effect on the timeline that BBOT anticipates, or at all. For example, BBOT may experience manufacturing delays or other delays with IND-enabling studies. Moreover, BBOT cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause BBOT or regulatory authorities to suspend or terminate clinical trials. Additionally, even if the FDA agrees with the design and implementation of the clinical trials set forth in an IND, BBOT cannot guarantee that the FDA will not change its requirements in the future. These considerations also apply to new clinical trials BBOT may submit as amendments to existing INDs or to a new IND. Any failure to submit INDs, CTAs or comparable applications on the timelines BBOT expects or to obtain regulatory approvals for BBOT’s planned clinical trials may prevent BBOT from initiating or completing its clinical trials or commercializing its product candidates on a timely basis, if at all.

BBOT’s product candidates may cause significant adverse events, toxicities or other undesirable adverse events when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If BBOT’s product candidates are associated with undesirable adverse events or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs, BBOT may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable adverse events or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent BBOT from achieving or maintaining market acceptance of the affected product candidate and may harm BBOT’s business, financial condition and prospects significantly. There have been, and it is likely that there will be additional, adverse events associated with the use of BBOT’s product candidates as is typically the case with oncology drugs. Results of BBOT’s studies or trials could reveal a high and unacceptable severity and prevalence of these or other adverse events. In such an event, BBOT’s trials could be suspended or terminated and the FDA, EMA or comparable foreign regulatory authorities could order BBOT to cease further development of or deny approval of BBOT’s product candidates for any or all targeted indications. Drug-related adverse events could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm BBOT’s business, financial condition and prospects significantly.

In addition, BBOT’s product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory authorities. BBOT’s product candidates may be studied in combination with other therapies, which may exacerbate adverse events associated with the therapy. Patients treated with BBOT’s product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause adverse events that are unrelated to BBOT’s product candidates but may still impact the success of BBOT’s clinical trials. The inclusion of critically ill patients in BBOT’s clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses.

If significant adverse events are observed in any of BBOT’s current or future clinical trials, BBOT may have difficulty recruiting patients to the clinical trials, patients may drop out of BBOT’s trials, or BBOT may be required to abandon the trials or its development efforts of that product candidate altogether. BBOT, the FDA, EMA, other comparable foreign regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse events. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause adverse events that prevented their further development. Even if the adverse events do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable adverse events may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm BBOT’s business, financial condition and prospects. Further, if any of BBOT’s product candidates obtain marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. BBOT cannot predict whether its product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

Interim, preliminary and topline data from BBOT’s preclinical studies and clinical trials that BBOT announces or publishes from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

BBOT expects to publicly disclose interim, preliminary or topline data from its clinical trials in the future. These interim updates are anticipated to be based on preliminary analyses of then-available data, and the results and related findings and conclusions may be subject to change following a more comprehensive review of the data related to the particular study or trial. For example, BBOT may report responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. BBOT also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and BBOT may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, preliminary or topline results that BBOT reports may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, preliminary and topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, preliminary or topline data previously published. As a result, interim, preliminary and topline data should be viewed with caution until the final data are available. In addition, BBOT may report interim analyses of only certain endpoints rather than all endpoints. Interim, preliminary and topline data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim, preliminary or topline data and final data could significantly harm BBOT’s business and prospects. Further, additional disclosure of interim, preliminary or topline data by BBOT or by its competitors in the future could result in volatility in the price of BBOT’s common stock.

In addition, the information BBOT chooses to publicly disclose regarding a particular study or trial is typically selected from a more extensive amount of available information. Investors may not agree with what BBOT determines is the material or otherwise appropriate information to include in its public disclosures, and any information BBOT determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or BBOT’s business. If the interim, preliminary or topline data that BBOT reports differs from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, BBOT’s ability to obtain approval for, and commercialize, any of its product candidates may be harmed, which could harm BBOT’s business, financial condition, results of operations and prospects.

If BBOT experiences delays or difficulties in the enrollment or maintenance of patients in clinical trials, BBOT’s regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

BBOT may not be able to initiate or continue clinical trials for its product candidates if BBOT is unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. BBOT’s ability to enroll eligible patients may be limited or may result in slower enrollment than anticipated. BBOT utilizes profiling of patients’ tumors to identify suitable patients for recruitment into its clinical trials. For these clinical trials, BBOT seeks patients who carry specific gene mutation or amplification that its product candidates are designed to precisely target. BBOT cannot be certain (i) how many patients will have the requisite mutation or amplification that qualify for inclusion in its clinical trials, (ii) that the number of patients enrolled in each program will suffice for regulatory approval or (iii) if regulatory approval is obtained, whether each specific mutation or amplification will be included in the approved drug label. Additionally, BBOT faces competition, including from large pharmaceutical companies with significantly more resources than BBOT, for enrollment of BBOT’s targeted patient populations, which may impact BBOT’s ability to successfully recruit patients for its clinical trials. If BBOT’s strategies for patient identification and enrollment prove unsuccessful, BBOT may have difficulty enrolling or maintaining patients appropriate for its product candidates.

Patient enrollment may be affected if BBOT’s competitors have ongoing clinical trials for programs that are under development for the same indications as BBOT’s product candidates, and patients who would otherwise be eligible for BBOT’s clinical trials instead enroll in clinical trials of its competitors’ programs. Patient enrollment for BBOT’s current or future clinical trials may be affected by other factors, including:

•        size and nature of the patient population;

•        severity of the disease under investigation;

•        availability and efficacy of approved drugs for the disease under investigation;

•        patient eligibility criteria for the trial in question as defined in the protocol, including biomarker-driven identification and/or certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for BBOT’s clinical trials to a greater extent than competing clinical trials for the same indication that do not have a biomarker-driven patient eligibility criteria;

•        perceived risks and benefits of the product candidate under study;

•        clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved or other product candidates being investigated for the indications BBOT is investigating;

•        clinicians’ willingness to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in BBOT’s clinical trials;

•        patient referral practices of physicians;

•        the ability to monitor patients adequately during and after treatment;

•        proximity and availability of clinical trial sites for prospective patients; and

•        the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials.

BBOT’s inability to enroll a sufficient number of patients for its clinical trials would result in significant delays or may require BBOT to abandon one or more clinical trials altogether. Enrollment delays in BBOT’s clinical trials may result in increased development costs for its product candidates and jeopardize its ability to obtain marketing approval for the sale of its product candidates. Furthermore, even if BBOT is able to enroll a sufficient number of patients for its clinical trials, BBOT may have difficulty maintaining participation in its clinical trials through treatment and any follow-up periods.

BBOT has limited resources and is currently focusing its efforts on the development of BBO-8520, BBO-10203 and BBO-11818 in particular indications and advancing its discovery programs. As a result, BBOT may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

BBOT is currently focusing its resources and efforts on its lead product candidates, BBO-8520 a KRAS inhibitor for KRASG12C NSCLC, BBO-10203 a PI3Kα:RAS breaker for PIK3CAmut BC, HER2amp BC, KRASmut NSCLC, KRASmut PDAC, and KRASmut CRC, and BBO-11818 a Pan-KRAS inhibitor for KRASG12X NSCLC, KRASG12X PDAC, KRASG12X CRC, and on advancing BBOT’s discovery programs. As a result, because BBOT has limited resources, BBOT may forgo or delay pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential. BBOT’s resource allocation decisions may cause BBOT to fail to capitalize on viable commercial products or profitable market opportunities. BBOT’s spending on current and future research and development activities for BBO-8520, BBO-10203 and BBO-11818 and BBOT’s discovery programs may not yield any commercially viable products. If BBOT does not accurately evaluate the commercial potential or target markets for BBO-8520, BBO-10203 and BBO-11818 or any future product candidates identified through BBOT’s discovery programs, BBOT may enter into collaboration, licensing or other strategic arrangements with the effect of relinquishing valuable rights in cases in which it would have been more advantageous for BBOT to retain sole development and commercialization rights. In addition, given the similar approaches being utilized by BBOT’s lead product candidates, negative developments for one candidate in the pipeline may have negative implications for other candidates in the pipeline.

BBOT relies on third parties to manufacture preclinical and clinical drug supplies, and BBOT intends to rely on third parties to produce commercial supplies of any approved product, which increases the risk that BBOT will not have sufficient quantities of these product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair BBOT’s development or commercialization efforts.

BBOT does not own or operate manufacturing facilities for the production of preclinical, clinical or commercial supplies of the product candidates that BBOT is developing or evaluating in its drug development programs. BBOT has limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any of BBOT’s product candidates on a preclinical, clinical or commercial scale. BBOT relies on third parties for supply of its preclinical and clinical drug supplies (including key starting and intermediate materials), and BBOT’s strategy is to outsource all manufacturing of BBOT’s product candidates and products to third parties.

In order to conduct clinical trials of product candidates, BBOT will need to have them manufactured in potentially large quantities. BBOT’s third-party manufacturers may be unable to successfully increase the manufacturing capacity for any of its clinical drug supplies (including key starting and intermediate materials) in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities and at any other time. If these third-party manufacturers are unable to successfully scale up the manufacture of BBOT’s product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained.

Some of BBOT’s third-party suppliers are currently BBOT’s sole source of drug supplies (including key starting and intermediate materials) and, as a result, an issue with one of these suppliers may impact BBOT’s development or commercial plans. BBOT’s use of new third-party manufacturers or suppliers increases the risk of delays in production or insufficient supplies of BBOT’s product candidates (and the key starting and intermediate materials for such product candidates) as BBOT transfers its manufacturing technology to these manufacturers or suppliers and as they gain experience manufacturing or producing BBOT’s product candidates (and the key starting and intermediate materials for these product candidates).

Even after a third-party manufacturer has gained significant experience in manufacturing BBOT’s product candidates (or the key starting and intermediate materials for such product candidates), or even if BBOT believes it has succeeded in optimizing the manufacturing process, there can be no assurance that such manufacturer will produce sufficient quantities of BBOT’s product candidates (or the key starting and intermediate materials for such product candidates) in a timely manner or continuously over time, or at all. BBOT may be delayed if BBOT needs to change the manufacturing process used by a third party. Further, if BBOT changes an approved manufacturing process, then BBOT may be delayed if the FDA or a comparable foreign authority needs to review the new manufacturing process before it may be used.

Reliance on third-party manufacturers for preclinical, clinical and commercial supplies entails risks, including:

•        reliance on the third party for regulatory compliance and quality assurance;

•        the possible breach of the manufacturing agreement by the third party;

•        the possible misappropriation of BBOT’s proprietary information, including trade secrets and know-how; and

•        the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for BBOT.

BBOT does not currently have any agreements with third-party manufacturers for long-term commercial supply. In the future, BBOT may be unable to enter into agreements with third-party manufacturers for commercial supplies of any of BBOT’s product candidates, or may be unable to do so on acceptable terms. Even if BBOT is able to establish and maintain arrangements with third-party manufacturers for commercial supply, reliance on third-party manufacturers entails risks, including those described above.

Third-party manufacturers may not be able to comply with cGMP requirements or similar regulatory requirements outside the United States. BBOT’s failure, or the failure of its third-party manufacturers, to comply with applicable requirements could result in sanctions being imposed on BBOT, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and/or criminal prosecutions, any of which could significantly and adversely affect supplies of BBOT’s product candidates.

BBOT’s future product candidates and any products that BBOT may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP requirements particularly that use chromatography or purification technology necessary for the manufacture of BBO-10203, and that might be capable of manufacturing for BBOT.

Additionally, in 2024, there was Congressional activity related to interactions with Chinese biopharmaceutical companies, including the introduction of the BIOSECURE Act. Although the BIOSECURE Act was not ultimately passed by Congress, had this bill become law, or if similar laws are passed in the future, they would have the potential to restrict the ability of U.S. biopharmaceutical companies like BBOT to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies “of concern” without losing the ability to contract with, or otherwise receive funding from, the U.S. government. BBOT does business with companies in China, including some named in these bills, and it is possible some of BBOT’s contractual counterparties could be impacted by the legislation described above.

If the third parties that BBOT engages to supply any materials or manufacture product for its preclinical tests and clinical trials should cease to continue to do so for any reason, BBOT likely would experience delays in advancing these tests and trials while BBOT identifies and qualifies replacement suppliers or manufacturers, and BBOT may be unable to obtain replacement supplies on terms that are favorable to BBOT or at all. In addition, if BBOT is not able to obtain adequate supplies of its product candidates or the substances used to manufacture them, it will be more difficult for BBOT to develop its product candidates and compete effectively.

BBOT’s current and anticipated future dependence upon others for the manufacture of BBOT’s product candidates (or the key starting and intermediate materials for such product candidates) may adversely affect BBOT’s future profit margins and ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

BBOT faces substantial competition which may result in others discovering, developing or commercializing products before or more successfully than BBOT does.

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. BBOT’s competitors have developed, are developing or may develop products, product candidates and processes competitive with BBOT’s product candidates. Any product candidates that BBOT successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. BBOT believes that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of conditions for which BBOT is currently attempting and may in the future attempt to develop product candidates. In addition, BBOT’s product candidates may need to compete with drugs physicians use off-label to treat the indications for which BBOT seeks approval. This may make it difficult for BBOT to replace existing therapies with BBOT’s product candidates.

In particular, there is intense competition in the field of oncology. BBOT has competitors both in the U.S. and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. BBOT also competes with these organizations to recruit and retain qualified scientific and management personnel, which could negatively affect BBOT’s level of expertise and BBOT’s ability to execute its business plan. BBOT will also face competition in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, BBOT’s programs.

For BBO-8520, there are currently two KRASG12C inhibitors approved by the FDA for use in KRASG12C mutant advanced or metastatic NSCLC.

For BBO-10203, there is one PI3Kα inhibitor approved by the FDA for the treatment of HR+ / HER2- advanced or metastatic PIK3CAmut breast cancer.

For BBO-11818, there are no pan-KRAS inhibitors approved by the FDA for the treatment of KRASG12X mutant lung, colorectal, or pancreatic cancers.

Many of BBOT’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than BBOT. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology product candidates. These companies also have significantly greater research and marketing capabilities than BBOT and may also have product candidates that have been approved or are in late stages of development, and collaborative arrangements in BBOT’s target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that BBOT develops obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, BBOT’s programs. As a result of all of these factors, BBOT’s competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in BBOT’s field before BBOT does.

BBOT’s potential commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe adverse events, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that BBOT may develop. Physicians may be more willing to prescribe competitors’ products for various reasons, and may rely on guidelines related to treatment of patients issued by medical societies, industry groups or other organizations, which may not include, and may never include, BBOT’s products. BBOT’s competitors also may obtain marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than BBOT may obtain approval for its product candidates, which could result in competitors establishing a strong market position before BBOT is able to enter the market, or make BBOT’s development and marketing more complicated. Even if the product candidates BBOT develops achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by BBOT’s competitors may render BBOT’s technologies or product candidates obsolete, less competitive or not economical. If BBOT is unable to compete effectively, BBOT’s opportunity to generate revenue from the sale of products BBOT may develop, if approved, could be adversely affected.

BBOT’s product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if BBOT’s product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of BBOT’s approved product candidates will depend on a number of factors, including:

•        the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

•        the timing of market introduction of the product candidate as well as competitive products;

•        the clinical indications for which a product candidate is approved;

•        restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a Risk Evaluation and Mitigation Strategy (REMS), if any, which may not be required of alternative treatments and competitor products;

•        the potential and perceived advantages of BBOT’s product candidates over alternative treatments;

•        the cost of treatment in relation to alternative treatments;

•        the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

•        willingness of physicians to use BBOT’s product candidates, if approved, in lieu of (or in conjunction with) other approved therapies;

•        the availability of an approved product candidate for use as a combination therapy;

•        relative convenience and ease of administration;

•        the willingness of the target patient population to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

•        the effectiveness of sales and marketing efforts;

•        unfavorable publicity relating to BBOT’s product candidates; and

•        the approval of other new therapies for the same indications.

If any of BBOT’s product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, BBOT may not generate or derive sufficient revenue from that product candidate and BBOT’s financial results could be negatively impacted.

The market opportunities for any product candidates BBOT develops, if approved, may be limited to certain smaller patient subsets and may be smaller than BBOT estimates them to be.

When cancer is detected early (referred to as localized disease), conventional treatments, which include chemotherapy, hormone therapy, surgery and radiation therapy and/or selected targeted therapies, may be adequate to cure the patient in many cases. However, once cancer has spread to other areas (advanced or metastatic disease), cancer treatments may not be sufficient to provide a cure but often can significantly prolong life without curing the cancer. First-line therapies designate treatments that are initially administered to patients with advanced or metastatic disease, while second- and third-line therapies are administered to patients when the prior therapies lose their effectiveness. The FDA, EMA and other regulatory bodies often approve cancer therapies for a particular line of treatment. Typically, drug approvals are initially granted for use in later lines of treatment, but with additional evidence of significant efficacy from clinical trials, biopharmaceutical companies can successfully seek and gain approval for use in earlier lines of treatment.

In most instances, BBOT plans to initially seek approval of BBO-8520, BBO-10203 and BBO-11818 and any other future product candidates for previously treated patients with advanced or metastatic cancer where at least one prior therapy has limited clinical benefit or where tumors have developed resistance to such therapy. For those product candidates that prove to be sufficiently safe and effective, if any, BBOT would potentially expect to seek approval ultimately as a first line therapy. There is no guarantee that BBOT’s product candidates, even if approved for previously treated patients, would be approved for an earlier line of therapy, and prior to any such approvals BBOT may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.

BBOT’s projections of both the number of people who have the cancers BBOT is targeting, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with BBOT’s product candidates, are based on BBOT’s beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new data and studies may change the estimated incidence or prevalence of the cancers that BBOT is targeting, especially if new therapies that are approved while BBOT advances its product candidates affect the treatment paradigm and/or the size of the target population. The potentially addressable patient population for BBOT’s product candidates may be limited or may not be amenable to treatment with BBOT’s product candidates. Consequently, even if BBOT’s product candidates are approved, the number of patients that may be eligible for treatment with BBOT’s product candidates may turn out to be much lower than expected. In addition, BBOT has not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type. Even if BBOT obtains significant market share for its products, if approved, if the potential target populations are small, BBOT may never achieve profitability without obtaining regulatory approval for additional indications.

Any product candidates BBOT develops may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

Patients rely on insurance coverage by third-party payors (third-party payors include Medicare and Medicaid (government payors) and commercial insurance companies such as Blue Cross Blue Shield, Humana, Cigna, etc.), to pay for products. The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of BBOT’s product candidates that receive marketing approval will depend substantially, both in the U.S. and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. No uniform policy exists for coverage and reimbursement in the U.S. If reimbursement is not available, or is available only to limited levels, BBOT may not be able to successfully commercialize its product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow BBOT to establish or maintain pricing sufficient to realize an adequate return on BBOT’s investment. Further, it is possible that a third-party payor may consider BBOT’s product candidates as substitutable with competitor products and offer to reimburse patients only for the less expensive competitor product. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which BBOT obtains marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, BBOT may not successfully commercialize any product candidate for which BBOT obtains marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the U.S., for example, principal decisions about reimbursement for new products are typically made by the Center for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. Factors payors consider in determining reimbursement are based on whether the product is: (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational. This process will require BBOT to provide scientific and clinical support for the use of BBOT’s products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

As federal and state governments implement additional health care cost containment measures, including measures to lower prescription drug pricing, BBOT cannot be sure that its products, if approved, will be covered by private or public payors, and if covered, whether the reimbursement will be adequate or competitive with other marketed products. Such other actions by federal and state governments and health plans may put additional downward pressure on pharmaceutical pricing and health care costs, which could negatively impact coverage and reimbursement for BBOT’s products if approved, BBOT’s revenue, and its ability to compete with other marketed products and to recoup the costs of its research and development. For further discussion, see “— Current and future legislation may increase the difficulty and cost for BBOT to obtain reimbursement for its product candidates;” and “— The prices of prescription pharmaceuticals in the U.S. and foreign jurisdictions are the subject of considerable legislative and executive actions and could impact the prices BBOT obtains for its products, if and when licensed for marketing.”

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. BBOT may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of its products. Nonetheless, BBOT’s product candidates may not be considered medically necessary or cost effective. BBOT cannot be sure that coverage and reimbursement will be available for any product that BBOT commercializes and, if reimbursement is available, what the level of reimbursement will be.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for BBOT’s product candidates, if approved.

Outside the U.S., the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and BBOT believes the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as BBOT’s product candidates. In many countries, particularly the countries of the EU, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, BBOT may be required to conduct a clinical trial that compares the cost-effectiveness of BBOT’s product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the U.S. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that BBOT is able to charge for its product candidates. Accordingly, in markets outside the U.S., the reimbursement for BBOT’s products may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenue and profits.

If BBOT is unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which BBOT receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

BBOT’s business entails a significant risk of product liability and if BBOT is unable to obtain sufficient insurance coverage such inability could have an adverse effect on BBOT’s business and financial condition.

BBOT’s business exposes BBOT to significant product liability and other risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability and other claims or incidents, such as cyber incidents and breaches, could delay or prevent completion of BBOT’s development programs. If BBOT succeeds in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of BBOT’s products, manufacturing processes and facilities or BBOT’s marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of BBOT’s products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for BBOT’s products, injury to BBOT’s reputation, costs to defend the related litigation, a diversion of management’s time and BBOT’s resources and substantial monetary awards to trial participants or patients. BBOT currently has product liability and other insurance that BBOT believes is appropriate for its stage of development and may need to obtain higher levels prior to advancing BBOT’s product candidates into later stages of development or marketing any of BBOT’s product candidates, if approved. Any insurance BBOT has or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial, product liability, and other types of insurance (such as cyber insurance) are becoming increasingly expensive and difficult to obtain. As a result, BBOT may be unable to obtain sufficient insurance at a reasonable cost to protect BBOT against losses caused by product liability or other claims or incidents, including data breach and incidents, that could have an adverse effect on BBOT’s business and financial condition.

Certain of BBOT’s product candidates are novel, complex and difficult to manufacture. BBOT could experience manufacturing problems that result in delays in BBOT’s development or commercialization or otherwise harm BBOT’s business.

The manufacturing processes BBOT’s third-party contract manufacturing organizations (“CMOs”) use to produce its product candidates are complex, novel and have not been validated for commercial use. Several factors have caused and may cause future production interruptions, including restrictions on certain manufacturing operations and shortages in on-site personnel at BBOT”s CMOs’ manufacturing facilities, equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of BBOT’s suppliers, including historical disruptions, which could reoccur in connection with any future global pandemic or health emergency.

Several of BBOT’s small molecule product candidates are particularly complex and difficult to manufacture, in some cases due to the number of steps required, the process complexity and the toxicity of end or intermediate-stage products. BBOT’s product candidates require processing steps that are more complex than those required for most small molecule drugs. As a result, assays of the finished product may not be sufficient to ensure that the product is consistent from lot-to-lot or will perform in the intended manner. Accordingly, BBOT’s CMOs must employ multiple steps to control the manufacturing process to assure that the process is reproducible and the product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory to conduct clinical trials or supply commercial markets. BBOT may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet the FDA, the EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, the EMA and other foreign regulatory authorities may require BBOT to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that BBOT not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause BBOT to delay clinical trials, which could be costly to BBOT and otherwise harm BBOT’s business, financial condition, results of operations and prospects.

BBOT’s CMOs also may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate BBOT’s manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Any problems in BBOT’s CMOs’ manufacturing process or facilities could result in delays in planned clinical trials and increased costs, and could make BBOT a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit access to additional attractive development programs. Problems in BBOT’s manufacturing process could also restrict BBOT’s ability to meet potential future market demand for any products that may be approved.

Certain of BBOT’s product candidates are under development for the treatment of patient populations with significant comorbidities that may result in deaths or serious adverse or unacceptable side effects and require BBOT to abandon or limit its clinical development activities.

Patients in certain of BBOT’s ongoing and planned clinical trials of product candidates in genetically driven cancers, as well as patients who may undergo treatment with other product candidates that BBOT may develop, may also receive chemotherapy, radiation, and/or other high dose or myeloablative treatments in the course of treatment of their disease, and may therefore experience side effects or AEs, including death, that are unrelated to BBOT’s product candidates. While these side effects or AEs may be unrelated to BBOT’s product candidates, they may still affect the success of BBOT’s clinical trials. The inclusion of critically ill patients in BBOT’s clinical trials may also result in deaths or other adverse medical events due to underlying disease or to other therapies or medications that such patients may receive. Any of these events could prevent BBOT from advancing its product candidates through clinical development, and from obtaining regulatory approval, and would impair BBOT’s ability to commercialize its product candidates. Any inability to advance BBOT’s product candidates through clinical development may harm BBOT’s business, financial condition, results of operations and prospects.

Risks related to regulatory approval and other legal compliance matters

BBOT may be unable to obtain U.S. or foreign regulatory approval and, as a result, may be unable to commercialize its product candidates.

BBOT’s product candidates are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the U.S. and in many foreign jurisdictions before a new drug can be approved for marketing. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. BBOT cannot provide any assurance that any product candidate BBOT may develop will progress through required clinical testing and obtain the regulatory approvals necessary for BBOT to begin selling them.

BBOT does not have experience conducting, managing or completing large-scale or pivotal clinical trials nor managing the regulatory approval process with the FDA, EMA or any other regulatory authority. The time required to obtain approvals from the FDA, EMA and other regulatory authorities is unpredictable and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can change during drug development, which makes it difficult to predict with any certainty how such standards will be applied. BBOT may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, changes in applicable FDA, EMA or other regulatory policy during the period of drug development, clinical trials and regulatory review, or significant changes to FDA personnel during the regulatory review.

Applications for BBOT’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•        the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of BBOT’s clinical trials;

•        the FDA, EMA or other comparable foreign regulatory authorities may determine that BBOT’s product candidates are not safe and effective or have undesirable or unintended adverse events, toxicities or other characteristics that preclude BBOT obtaining marketing approval or prevent or limit commercial use;

•        the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which BBOT seeks approval;

•        the FDA, EMA or other comparable foreign regulatory authorities may disagree with BBOT’s interpretation of data from preclinical studies or clinical trials;

•        BBOT may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that BBOT’s product candidates’ risk-benefit ratios for their proposed indications are acceptable;

•        the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which BBOT contracts for clinical and commercial supplies; and

•        the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering BBOT’s clinical data insufficient for approval.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on BBOT’s ability to generate revenue from any particular product candidates BBOT is developing and for which BBOT is seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which BBOT may market, promote and advertise the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS plan as part of approving a New Drug Application (NDA), or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria, distribution through controlled distribution channels, and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

BBOT is also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

BBOT plans to develop certain of its current product candidates and potentially future product candidates in combination with other therapies, which would expose BBOT to additional risks.

BBOT plans to develop certain of its current product candidates in combination with one or more currently approved cancer therapies or therapies in development and may pursue a similar strategy for future product candidates. For example, the ongoing Phase 1 trial of BBO-8520 is evaluating BBO-8520 both as a monotherapy and in combination with pembrolizumab. Even if any of BBOT’s current or future product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, BBOT would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of BBOT’s product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which BBOT’s product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for BBOT’s product candidates or BBOT’s own products being removed from the market or being less successful commercially.

BBOT may also evaluate its current or future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. BBOT will not be able to market and sell any product candidate in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve or withdraw their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies BBOT chooses to evaluate in combination with any of its current or future product candidates, BBOT may be unable to obtain approval of or successfully market any one or all of the current or future product candidates BBOT develops. Additionally, if the third-party providers of therapies or therapies in development used in combination with BBOT’s current or future product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of BBOT’s current or future product candidates, or if the cost of combination therapies are prohibitive, BBOT’s development and commercialization efforts would be impaired, which would have an adverse effect on BBOT’s business, financial condition, results of operations and growth prospects.

BBOT has conducted and intends to continue conducting certain of its clinical trials globally. However, the FDA and other foreign equivalents may not accept data from such trials, in which case BBOT’s development plans may be delayed, which could materially harm BBOT’s business.

BBOT has conducted and intends to continue conducting certain of its clinical trials globally. The acceptance by the FDA or other regulatory authorities of study data from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice (GCP) regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements, and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements.

In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of BBOT’s business plan, and which may result in BBOT’s product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Conducting clinical trials outside the U.S. also exposes BBOT to additional risks, including risks associated with:

•        additional foreign regulatory requirements;

•        foreign exchange fluctuations;

•        compliance with foreign manufacturing, customs, shipment and storage requirements;

•        cultural differences in medical practice and clinical research;

•        diminished protection of intellectual property in some countries; and

•        interruptions or delays in BBOT’s trials resulting from geopolitical events, including civil or political unrest or military conflicts.

Obtaining and maintaining regulatory approval of BBOT’s product candidates in one jurisdiction does not mean that BBOT will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of BBOT’s product candidates in one jurisdiction does not guarantee that BBOT will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the marketing of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the U.S., including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that BBOT intends to charge for its products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for BBOT and could delay or prevent the introduction of BBOT’s products in certain countries. If BBOT or any future collaborator fails to comply with the regulatory requirements in international markets or fails to receive applicable marketing approvals, BBOT’s target market will be reduced and BBOT’s ability to realize the full market potential of BBOT’s product candidates will be harmed.

Further, BBOT could face heightened risks with respect to obtaining marketing authorization in the United Kingdom (U.K.) as a result of the withdrawal of the U.K. from the EU, commonly referred to as Brexit. The U.K. is no longer part of the European Single Market and EU Customs Union. As of January 1, 2021, the Medicines and Healthcare Products Regulatory Agency (MHRA) became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland, and Wales under domestic law, whereas under the terms of the Northern Ireland Protocol, Northern Ireland is currently subject to EU rules. The U.K. and EU have, however, agreed to the Windsor Framework, which fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the U.K. Once implemented, the changes introduced by the Windsor Framework will make the MHRA responsible for approving all medicinal products destined for the U.K. market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland.

In addition, foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may however have a significant impact on the pharmaceutical industry and BBOT’s business in the long term.

Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force BBOT to restrict or delay efforts to seek regulatory approval in the U.K. for its product candidates, which could significantly and materially harm BBOT’s business. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for BBOT’s product candidates may be withdrawn. If BBOT fails to comply with the applicable regulatory requirements, BBOT’s target market will be reduced, BBOT’s ability to realize the full market potential of its product candidates will be harmed, and BBOT’s business, financial condition, results of operations and prospects could be harmed.

Even if BBOT’s product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that BBOT may receive for its product candidates will require the submission of reports to regulatory authorities and ongoing surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements and regulatory inspection. For example, the FDA may require a REMS in order to approve BBOT’s product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, EMA or foreign regulatory authorities approve BBOT’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for BBOT’s product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with current good manufacturing practices (cGMP) and GCP for any clinical trials that BBOT conducts post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA, EMA and other regulatory authorities for compliance with cGMP regulations and standards. The PREVENT Pandemics Act, which was enacted in December 2022, clarifies that foreign drug manufacturing establishments are subject to registration and listing requirements even if a drug or biologic undergoes further manufacture, preparation, propagation, compounding, or processing at a separate establishment outside the U.S. prior to being imported or offered for import into the U.S. If BBOT or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or BBOT, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject BBOT to administrative or judicially imposed sanctions, including:

•        delays in or the rejection of product approvals;

•        restrictions on BBOT’s ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•        restrictions on the products, manufacturers or manufacturing process;

•        warning or untitled letters;

•        civil and criminal penalties;

•        injunctions;

•        suspension or withdrawal of regulatory approvals;

•        product seizures, detentions or import bans;

•        voluntary or mandatory product recalls and publicity requirements;

•        total or partial suspension of production;

•        imposition of restrictions on operations, including costly new manufacturing requirements;

•        revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•        imposition of a REMS, which may include distribution or use restrictions; and

•        requirements to conduct additional post-market clinical trials to assess the safety of the product.

The FDA, EMA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of BBOT’s product candidates. BBOT cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If BBOT is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if BBOT is not able to maintain regulatory compliance, BBOT may lose any marketing approval that BBOT may have obtained and BBOT may not achieve or sustain profitability.

The FDA, EMA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of BBOT’s product candidates are approved and BBOT is found to have improperly promoted off-label uses of those products, BBOT may become subject to significant liability. The FDA, EMA and other regulatory authorities strictly regulate the promotional claims that may be made about prescription products, such as BBOT’s product candidates, if approved. In particular, a product may not be promoted in the U.S. for uses that are not approved by the FDA as reflected in the product’s approved labeling, or in other jurisdictions for uses that differ from the labeling or uses approved by the applicable regulatory authorities. While physicians may prescribe products for off-label uses, the FDA, EMA and other regulatory authorities actively enforce laws and regulations that prohibit the promotion of off-label uses by companies, including promotional communications made by companies’ sales forces with respect to off-label uses that are not consistent with the approved labeling, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties. If BBOT is found to have promoted such off-label uses, BBOT may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If BBOT cannot successfully manage the promotion of its product candidates, if approved, BBOT could become subject to significant liability, which would materially adversely affect BBOT’s business and financial condition.

If BBOT is required by the FDA, EMA or comparable regulatory authority to obtain clearance or approval of a companion diagnostic test in connection with approval of any of BBOT’s product candidates or a group of therapeutic products, and BBOT does not obtain or BBOT faces delays in obtaining clearance or approval of a diagnostic test, BBOT may not be able to commercialize the product candidate and BBOT’s ability to generate revenue may be materially impaired.

If BBOT is required by the FDA, EMA or a comparable regulatory authority to obtain clearance or approval of a companion diagnostic test in connection with approval of any of BBOT’s product candidates, such companion diagnostic test would be used during BBOT’s more advanced phase clinical trials as well as in connection with the commercialization of BBOT’s product candidates. To be successful in developing and commercializing product candidates in combination with these companion diagnostics, BBOT or its collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to ensuring the safe and effective use of a novel therapeutic product or new indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared. In certain circumstances (for example, when a therapeutic product is intended to treat a serious or life-threatening condition for which no satisfactory available therapy exists or when the labeling of an approved product needs to be revised to address a serious safety issue), however, the FDA may approve a therapeutic product without the prior or contemporaneous marketing authorization of a companion diagnostic. In this case, approval of a companion diagnostic may be a post-marketing requirement or commitment.

Co-development of companion diagnostics and therapeutic products is critical to the advancement of precision medicine. Whether initiated at the outset of development or at a later point, co-development should generally be conducted in a way that will facilitate obtaining contemporaneous marketing authorizations for the therapeutic product and the associated companion diagnostic. If a companion diagnostic is required to identify patients who are most likely to benefit from receiving the product, to be at increased risk for serious adverse events as a result of treatment with a particular therapeutic product, or to monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness, then the FDA has required marketing approval of all companion diagnostic tests essential for the safe and effective use of a therapeutic product for cancer therapies. Various foreign regulatory authorities also regulate in vitro companion diagnostics as medical devices and, under those regulatory frameworks, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any future diagnostics BBOT may develop, which BBOT expects will require separate regulatory clearance or approval prior to commercialization in those countries.

The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genomic alteration or mutation alteration that the companion diagnostic was developed to detect. If the FDA, EMA or a comparable regulatory authority requires clearance or approval of a companion diagnostic for any of BBOT’s product candidates, whether before, concurrently with approval, or post-approval of the product candidate, BBOT and/or future collaborators, may encounter difficulties in developing and obtaining clearance or approval for these companion diagnostics. The process of obtaining or creating such diagnostic is time consuming and costly. The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to a product candidate to obtain pre-market approval (PMA), simultaneously with approval of the therapeutic candidate. The PMA process, including the gathering of preclinical and clinical data and the submission and review by the FDA, can take several years or longer. It involves a rigorous pre-market review during which the sponsor must prepare and provide FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. After a device is placed on the market, it remains subject to significant regulatory requirements, including requirements governing development, testing, manufacturing, distribution, marketing, promotion, labeling, import, export, record-keeping, and adverse event reporting.

Any delay or failure by BBOT or third-party collaborators to develop or obtain regulatory clearance or approval of a companion diagnostic could delay or prevent approval or continued marketing of BBOT’s related product candidates. Further, in April 2020, the FDA issued guidance on developing and labeling companion diagnostics for a specific group of oncology therapeutic products, including recommendations to support a broader labeling claim rather than individual therapeutic products. BBOT will continue to evaluate the impact of this guidance on BBOT’s companion diagnostic development and strategy. This guidance and future issuances from the FDA, EMA and other regulatory authorities may impact BBOT’s development of a companion diagnostic for BBOT’s product candidates and could result in delays in regulatory clearance or approval or a change in the determination for whether or not a companion diagnostic is still required for BBOT’s product candidates. BBOT may be required to conduct additional studies to support a broader claim or more narrowed claim for a subset population. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include any of BBOT’s future approved product candidates’ covered indications, BBOT may no longer need to continue its companion diagnostic development plans or BBOT needs to alter those companion diagnostic development strategies, which could adversely impact BBOT’s ability to generate revenue from the sale of BBOT’s companion diagnostic test.

Additionally, BBOT may rely on third parties for the design, development and manufacture of companion diagnostic tests for BBOT’s product candidates. If BBOT enters into such collaborative agreements, BBOT will be dependent on the sustained cooperation and effort of its future collaborators in developing and obtaining clearance or approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory clearance or approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. BBOT and its future collaborators may encounter difficulties in developing, obtaining regulatory clearance or approval for, manufacturing and commercializing companion diagnostics similar to those BBOT faces with respect to its product candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If BBOT is unable to successfully develop companion diagnostics for its product candidates, or experiences delays in doing so, the development of BBOT’s product candidates may be adversely affected, BBOT’s product candidates may not obtain marketing approval, and BBOT may not realize the full commercial potential of any of its product candidates that obtain marketing approval. As a result, BBOT’s business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom BBOT contracts may decide to discontinue selling or manufacturing the companion diagnostic test that BBOT anticipates using in connection with development and commercialization of product candidates or BBOT’s relationship with such diagnostic company may otherwise terminate. BBOT may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of BBOT’s product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the co-development or commercialization of BBOT’s companion diagnostic and therapeutic product candidates.

Where appropriate, BBOT plans to pursue approval from the FDA, EMA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If BBOT is unable to obtain such approval, BBOT may be required to conduct additional preclinical studies or clinical trials beyond those that BBOT contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if BBOT receives accelerated approval from the FDA, EMA or comparable regulatory authorities, if BBOT’s confirmatory trials do not verify clinical benefit, or if BBOT does not comply with rigorous post-marketing requirements, the FDA, EMA or such other regulatory authorities may seek to withdraw accelerated approval.

Where appropriate, BBOT plans to pursue accelerated development strategies in areas of medical need. BBOT may seek an accelerated approval pathway for one or more of its product candidates from the FDA, EMA or comparable foreign regulatory authorities. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

With passage of FDORA in December 2022, Congress modified certain provisions governing accelerated approval of drug and biologic products. Specifically, the new legislation authorized the FDA to require a sponsor to have its confirmatory clinical trial underway before accelerated approval is awarded, require a sponsor of a product granted accelerated approval to submit progress reports on its post-approval studies to the FDA every six months (until the study is completed), and use expedited procedures to withdraw accelerated approval of an NDA after the confirmatory trial fails to verify the product’s clinical benefit. Further, FDORA requires the FDA to publish on its website the rationale for why a post-approval study is not appropriate or necessary whenever it decides not to require such a study upon granting accelerated approval.

In the EU, a “conditional” marketing authorization may be granted in cases where all the required safety and efficacy data are not yet available. A conditional marketing authorization is subject to conditions to be fulfilled for generating missing data or ensuring increased safety measures. A conditional marketing authorization is valid for one year and has to be renewed annually until fulfillment of all relevant conditions. Once the applicable pending studies are provided, a conditional marketing authorization can become a “standard” marketing authorization. However, if the conditions are not fulfilled within the timeframe set by the EMA, the marketing authorization will cease to be renewed.

Prior to seeking accelerated approval, BBOT will seek feedback from the FDA, EMA or comparable foreign regulatory authorities and will otherwise evaluate BBOT’s ability to seek and receive such accelerated approval. There can be no assurance that after BBOT’s evaluation of the feedback and other factors BBOT will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA, EMA or comparable foreign regulatory authorities, BBOT will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if BBOT initially decides to do so. Furthermore, if BBOT decides to submit an application for accelerated approval or any other form of expedited development, review or approval, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable foreign regulatory authorities could also require BBOT to conduct further studies prior to considering BBOT’s application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for BBOT’s product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm BBOT’s competitive position in the marketplace.

BBOT may seek certain designations for its product candidates, including Breakthrough Therapy, Fast Track and Priority Review in the U.S., and PRIME (priority medicines) in the EU, but BBOT might not receive such designations, and even if BBOT does, such designations may not lead to a faster development or regulatory review or approval process.

BBOT may seek certain designations for BBO-8520, BBO-10203 and BBO-11818 or future product candidates that could expedite review and approval by the FDA, such as Breakthrough Therapy or Fast Track designation for its product candidates, or priority review for its marketing applications for its candidates. A Breakthrough Therapy product is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products that have been designated as Breakthrough Therapies, early and frequent interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development. Sponsors may also have greater interactions with the FDA and the FDA may initiate review of sections of the NDA of a product candidate with Breakthrough Therapy designation before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of data submitted by the sponsor, that a product with Breakthrough Therapy designation may be effective.

BBOT may also seek Fast Track designation for one or more of its product candidates. The FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. Like with Breakthrough Therapy designation, sponsors with Fast Track products may have greater FDA interactions and the FDA may initiate review of sections of a Fast Track product’s NDA before the application is complete if it determines, after its preliminary data evaluation, that the product may be effective.

BBOT may also seek a priority review designation for one or more of its product candidates. If the FDA determines that a product candidate intended to treat a serious condition and, if approved, offers a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation shortens the goal for the FDA to review an application within six months, rather than the standard review period of ten months.

These designations require a sponsor to submit an application for review and approval by the FDA. Accordingly, even if BBOT believes that one of its product candidates meets the criteria for these designations, the FDA may disagree and instead determine not to make such designation. Further, even if BBOT receives a designation, such as the Fast Track designation BBOT has received for BBO-8520 for the treatment of adult patients with previously treated, KRASG12C-mutated metastatic non-small cell lung cancer, the receipt of such designation for a product candidate may not result in a faster development or regulatory review or approval process compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if BBOT’s product candidates qualify for these designations, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

In the EU, BBOT may seek PRIME for some of its product candidates in the future. PRIME is a voluntary program launched by the EMA that is aimed at enhancing the scientific and regulatory support for the development and accelerated assessment of new product candidates that target an unmet medical need. PRIME is aimed to offer early and proactive support to sponsors to optimize the generation of robust data on the product’s benefits and risks and enable accelerated regulatory assessment of new marketing applications. To be eligible for PRIME, a product candidate must meet the eligibility criteria in respect to its potential to offer a major therapeutic advantage over existing treatments, or benefit patients who do not have any treatment options. The benefits of PRIME include the appointment of a Committee for Medicinal Products for Human Use rapporteur to provide continued support and help to build knowledge ahead of a marketing authorization application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review, meaning reduction in the review time for an opinion on approvability to be issued earlier in the application process. PRIME enables an applicant to request parallel EMA scientific advice and health technology assessment advice to facilitate timely market access. BBOT may apply for PRIME and it may not be granted. Even if BBOT receives PRIME designation for any of its product candidates, the designation may not result in a materially faster development process, review or approval compared to conventional EMA procedures. Further, obtaining PRIME designation does not assure or increase the likelihood of EMA’s grant of a marketing authorization.

BBOT may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for its product candidates and, even if BBOT does, that exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the U.S. and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of researching and developing the drug will be recovered from sales in the U.S. BBOT’s target indications may include diseases with large patient populations or may include orphan indications. There can be no assurances that BBOT will be able to obtain orphan designation for its current product candidates or candidates BBOT may discover and develop in the future.

In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product candidate is entitled to orphan drug exclusivity. Orphan drug exclusivity in the U.S. provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if BBOT obtains orphan drug designation for a product candidate, BBOT may not be able to obtain or maintain orphan drug exclusivity for that product candidate. BBOT may not be the first to obtain marketing approval of any product candidate for which BBOT has obtained orphan drug designation, if applicable, for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the U.S. may be limited if BBOT seeks approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if BBOT is unable to ensure that BBOT will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if BBOT obtains orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process or entitles the product candidate to Priority Review.

The FDA and Congress may further reevaluate the Orphan Drug Act and its regulations and policies. This may be particularly true in light of a decision from the Court of Appeals for the 11th Circuit in September 2021 finding that, for the purpose of determining the scope of exclusivity, the term “same disease or condition” means the designated “rare disease or condition” and could not be interpreted by the FDA to mean the “indication or use.” Thus, the court concluded, orphan drug exclusivity applies to the entire designated disease or condition rather than the “indication or use” for which a product is approved. On January 23, 2023, the FDA announced that, in matters beyond the scope of that court’s order, the FDA would continue to apply its existing regulations tying orphan drug exclusivity to the uses or indications for which the orphan drug was approved. BBOT does not know if, when, or how the FDA or Congress may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect BBOT’s business. Depending on what changes the FDA may make to its orphan drug regulations and policies, BBOT’s business could be adversely impacted.

Current and future legislative and regulatory reform measures and cost containment initiatives may increase the difficulty and cost for BBOT to obtain adequate reimbursement for its product candidates and may adversely affect the prices we may set.

Current and future legislation and regulations may increase the difficulty and cost for us to commercialize our drugs, if approved, and affect the prices we may obtain, including changes in coverage and reimbursement policies in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably. If any such changes were to be imposed, they could adversely affect the operation of our business.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Congress has indicated that it will continue to seek new legislative measures to control drug costs.

In the U.S. and some foreign jurisdictions, there have been and continue to be a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of BBOT’s product candidates, restrict or regulate post-approval activities and affect BBOT’s ability to profitably sell any products for which BBOT obtains marketing approval. BBOT expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that BBOT may receive for any approved products. If reimbursement of BBOT’s products is unavailable or limited in scope, BBOT’s business could be materially harmed.

These laws and other healthcare reform measures may result in additional reductions in Medicare and other healthcare funding and otherwise affect the reimbursement BBOT may obtain for any of its product candidates for which BBOT may obtain regulatory approval or the frequency with which any such product is prescribed or used. BBOT expects that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in coverage and payments from private payors. Accordingly, the implementation of cost containment measures or other healthcare reforms may prevent BBOT from being able to generate revenue, attain profitability or commercialize its product candidates.

At the U.S. state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription product and other health care programs. These measures could reduce the ultimate demand for BBOT’s products, once approved, or put pressure on product pricing. In addition, in some countries, including member states of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take a significant amount of time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices, and in certain instances render commercialization in certain markets infeasible or disadvantageous from a financial perspective. In some countries, BBOT or its collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of BBOT’s products to other available products in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third party payors or government authorities may lead to further pressure on the prices or reimbursement levels. If reimbursement of BBOT’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the commercial launch of BBOT’s products could be delayed, possibly for lengthy periods of time, BBOT or its collaborators may not launch at all in a particular country, BBOT may not be able to recoup its investment in one or more products, and there could be a material adverse effect on BBOT’s business.

BBOT is or may become subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, contractual obligations and failure to comply with such requirements could subject BBOT to significant fines and penalties, which may have a material adverse effect on BBOT’s business, financial condition or results of operations.

There are multiple privacy and data security laws that may impact BBOT’s business activities in the U.S. and in other countries where BBOT conducts trials or where BBOT may do business in the future. These laws are evolving and may increase both BBOT’s obligations and its regulatory risks in the future. In the health care industry generally, for example, under the Health Insurance Portability and Accountability Act of 1996 (HIPAA), HHS has issued regulations to protect the privacy and security of protected health information (PHI) used or disclosed by specific covered entities including certain healthcare providers, health plans and healthcare clearinghouses. BBOT is not currently classified as a covered entity or business associate under HIPAA. Thus, BBOT is not directly subject to HIPAA’s requirements or penalties. The healthcare providers, including certain research institutions from which BBOT may obtain patient or subject health information, may be subject to privacy, security, and breach notification requirements under HIPAA. Additionally, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, BBOT could face criminal penalties if BBOT knowingly receives individually identifiable health information from a HIPAA covered entity, business associate or subcontractor that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, BBOT may maintain sensitive personally identifiable information, including health and genetic information, that BBOT receives throughout the clinical trial process, in the course of BBOT’s research collaborations, and directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if BBOT chooses to implement such programs. As such, in addition to risks and obligations related to HIPAA, BBOT also may be subject to various state and federal laws regulating the use or disclosure of this information or requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic information laws may apply directly to BBOT’s operations and/or those of BBOT’s collaborators and may impose restrictions on BBOT’s collection, use and dissemination of individuals’ health information. Individuals from whom BBOT or its collaborators may obtain health information, as well as the healthcare providers who may share this information with BBOT, may have statutory or contractual rights that limit the ability to use and disclose the information. BBOT may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that BBOT has violated individuals’ privacy rights or breached its contractual obligations, even if BBOT is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm BBOT’s business.

Additionally, the collection and use of personal data, including data concerning health, in the EU is governed by the General Data Privacy Regulation (GDPR), which extends the geographical scope of EU data protection law to non-EU entities under certain conditions and imposes substantial obligations upon companies and new rights for individuals.

Brexit may adversely impact BBOT’s ability to obtain regulatory approvals for its product candidates in the EU, result in restrictions or imposition of taxes and duties for importing BBOT’s product candidates into the EU, and may require BBOT to incur additional expenses in order to develop, manufacture and commercialize BBOT’s product candidates in the EU.

Disruptions at the FDA, the SEC and other government agencies or comparable regulatory authorities caused by funding shortages or global health concerns, in addition to substantial uncertainty regarding the new U.S. presidential administration’s initiatives and staffing cuts and how these might impact the FDA, its implementation of laws, regulations, policies and guidance, and its personnel, could hinder government agencies’ ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which BBOT’s business operations rely, including timely reviews, which could negatively impact BBOT’s business.

The ability of the FDA or comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes that may otherwise affect the FDA’s or comparable foreign regulatory authorities’ ability to perform routine functions. In addition, government funding of the SEC and other government agencies or comparable foreign regulatory authorities on which BBOT’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies, including substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would harm BBOT’s business. Changes and cuts in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

Similar consequences would also result in the event of another significant shutdown of the federal government. For example, over the last several years, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if geopolitical or global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process BBOT’s regulatory submissions, which could materially adversely affect BBOT’s business, financial condition, results of operations and prospects. Such changes could significantly impact the ability of the FDA to timely review and take action on BBOT’s regulatory submissions, which could have a material adverse effect on BBOT’s business, including INDs placed on clinical holds or delayed new drug approvals. Further, in BBOT’s operations as a public company, future government shutdowns or substantial leadership, personnel, and policy changes could impact BBOT’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue BBOT’s operations. If the FDA is constrained in its ability to engage in oversight and implementation activities in the normal course, BBOT’s business may be negatively impacted.

With the change in the U.S. presidential administration in 2025, there is substantial uncertainty as to whether and how the new administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over BBOT’s product candidates and any products for which BBOT obtains approval. This uncertainty could present new challenges and/or opportunities as BBOT navigates development and approval of BBOT’s product candidates. Some of these efforts have manifested to date in the form of personnel cuts and measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on BBOT’s ability to obtain guidance from the FDA on BBOT’s product candidates in development and obtain the requisite regulatory approvals in the future. There remains general uncertainty regarding future activities. The new administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect BBOT or create a more challenging or costly environment to pursue the development of new therapeutic products. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to BBOT’s operations. If BBOT becomes negatively impacted by future governmental orders, regulations, policies or guidance as a result of the new administration, there could be a material adverse effect on BBOT and its business.

If BBOT’s product candidates are licensed for marketing and receive federal healthcare reimbursement, any relationships BBOT may have with healthcare providers will be subject to applicable healthcare fraud and abuse laws and regulations, which could expose BBOT to criminal and civil penalties and exclusion from participation in government healthcare programs.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any products for which BBOT is able to obtain marketing approval. Any arrangements BBOT has with healthcare providers, third-party payors and customers will subject BBOT to broadly applicable fraud and abuse and other healthcare laws and regulations. The laws and regulations may constrain the business or financial arrangements and relationships through which BBOT conducts clinical research, markets, sells and distributes any products for which BBOT obtains marketing approval. These include the following:

•        Anti-Kickback Statute.    The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward or in return for, either the referral of an individual for or the purchase, lease or order of a good, facility, item or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

•        False Claims Laws.    The federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties. Pharmaceutical companies can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•        HIPAA.    HIPAA imposes criminal and civil liability for, among other things, executing a scheme or making materially false statements in connection with the delivery of or payment for health care benefits, items or services. Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations on covered entities and their business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information.

•        The U.S. Federal Physician Payments Sunshine Act.    The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or transfers of value made to physicians, other healthcare providers and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members.

•        Price Reporting Laws.    Certain federal and state laws including U.S. federal government price reporting laws, which require manufacturers to calculate and report complex pricing metrics in an accurate and timely manner to government programs.

•        Analogous State and Foreign Laws.    Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, can apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors and are generally broad and are enforced by many different federal and state agencies as well as through private actions.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the EU Member States. BBOT’s failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Efforts to ensure that any business arrangements BBOT has with third parties and BBOT’s business generally will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that BBOT’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If BBOT’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to BBOT, BBOT may be subject to significant civil, criminal and administrative penalties, damages, fines, individual imprisonment, additional reporting requirements and oversight if BBOT becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of BBOT’s operations.

Defending against any such actions in connection with these laws can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found not to be in compliance with applicable laws or regulations, they may be subject to significant criminal, civil, or administrative sanctions, including exclusions from government-funded healthcare programs. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

BBOT’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

BBOT is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage or may have engaged in fraud, misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA, EMA or comparable foreign regulatory authority regulations, provide accurate information to the FDA, EMA or comparable foreign regulatory authorities, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to BBOT. In particular, research, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to BBOT’s reputation. BBOT has adopted a code of conduct and engages contractors that agree to undertake certain measures with respect to their employees, but it is not always possible to identify and deter misconduct by these parties, and the precautions BBOT takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting BBOT from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against BBOT, and BBOT is not successful in defending itself or asserting its rights, those actions could have a significant impact on BBOT’s business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of BBOT’s operations.

BBOT’s business activities may be subject to the U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws of other countries in which BBOT operates, as well as U.S. and certain foreign export controls, economic sanctions, import, and trade and national security laws and regulations. Compliance with these legal requirements could limit BBOT’s ability to compete in foreign markets and subject BBOT to liability if BBOT violates them.

BBOT’s business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which BBOT operates. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. BBOT’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. The biotechnology and pharmaceutical industries have historically presented a heightened risk profile for FCPA enforcement. There is no certainty that all of BBOT’s employees, agents or contractors, or those of BBOT’s affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against BBOT, its officers or employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of BBOT’s business. Any such violations could include prohibitions on BBOT’s ability to offer its products in one or more countries and could materially damage BBOT’s reputation, brand, international activities, ability to attract and retain employees and business, prospects, operating results and financial condition.

In addition, BBOT’s business activities (including conduct of clinical trials) and products may be subject to U.S. and foreign export controls, economic sanctions, import and trade and national security laws and regulations. Governmental regulation of the import or export of BBOT’s products, or BBOT’s failure to obtain any required import or export authorization for its products, when applicable, could harm BBOT’s international or domestic sales and adversely affect revenue. Compliance with applicable regulatory requirements regarding the conduct of clinical trials and export of BBOT’s products may create delays in the introduction of BBOT’s products in international markets or, in some cases, prevent the export of BBOT’s products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit certain transactions and the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If BBOT fails to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges and reputational harm.

Moreover, any new export controls, import restrictions, economic sanctions, national security policy, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of BBOT’s products by, or in BBOT’s decreased ability to export its products to, existing or potential customers with international operations, in addition to adversely affecting cross-border operations and transactions. Any decreased use of BBOT’s products or limitation on BBOT’s ability to export or sell its products, or import materials for its products, would likely adversely affect BBOT’s business. For instance, the U.S. Department of Justice has issued a final rule prohibiting certain covered data transactions (including for human ‘omic and personal health data) and establishing data security requirements for restricted transactions involving China, Russia, and other countries of concern on national security grounds. More recently, tariffs have been proposed on products from Canada, China, Mexico and potentially other countries, which could have the effect of disrupting, and increasing costs associated with, BBOT’s supply chain of materials and other imports needed for its operations and business in the United States. The course of trade relations between the United States and other countries is difficult to predict, including how operations, transactions, products, and services may be impacted by the respective trade policies of the United States and other countries (including those in retaliation). If BBOT is unable to conduct transactions, obtain or use services, or export or sell products or services to third parties, including vendors, customers, and partners in other countries, BBOT’s business, liquidity, financial condition, or operations would be materially and adversely affected.

If BBOT fails to comply with applicable environmental, health and safety laws and regulations, BBOT could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of BBOT’s business.

BBOT is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, and the handling, use, storage, treatment and disposal of hazardous materials and wastes. BBOT’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. BBOT’s operations also produce hazardous waste products. BBOT generally contracts with third parties for the disposal of these materials and wastes. BBOT cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from BBOT’s use of hazardous materials, BBOT could be held liable for any resulting damages, and any liability could exceed BBOT’s resources. BBOT also could incur significant costs associated with civil or criminal fines and penalties.

Although BBOT maintains workers’ compensation insurance to cover BBOT for costs and expenses BBOT may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. BBOT does not maintain insurance for environmental liability or toxic tort claims that may be asserted against BBOT in connection with BBOT’s storage or disposal of biological, hazardous or radioactive materials. Compliance with applicable environmental, health and safety laws and regulations is expensive, and current or future environmental regulations may impair BBOT’s business, prospects, financial condition or results of operations.

Risks related to BBOT’s business

BBOT’s success is highly dependent on BBOT’s ability to attract, hire and retain highly skilled executive officers and employees, and BBOT may experience difficulties in managing the future growth of BBOT’s organization.

BBOT currently has a small team focused on research and development of RAS-pathway targeted small molecules. To succeed, BBOT must recruit, hire, retain, manage and motivate qualified clinical, scientific, technical, financial and management personnel, and BBOT faces significant competition for experienced personnel. Personnel with the required skills and experience may be scarce or may not be available at all. In addition, competition for these skilled personnel is intense and recruiting and retaining skilled employees is difficult, particularly for a development-stage company such as BBOT. Even if BBOT is successful in identifying, attracting, hiring and retaining qualified employees, recent market changes, including labor shortages, and rising inflation have increased employee-related costs substantially, which may negatively affect BBOT’s operating results.

BBOT is highly dependent on the principal members of its management and scientific and medical staff. If BBOT does not succeed in attracting and retaining qualified personnel in these positions, it could adversely affect BBOT’s ability to execute its business plan and harm its operating results. In particular, the loss of one or more of BBOT’s executive officers could be detrimental if BBOT cannot recruit suitable replacements in a timely manner.

Many of the other biotechnology companies that BBOT competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than BBOT does. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what BBOT has to offer. If BBOT is unable to continue to attract and retain high-quality personnel, the rate and success at which BBOT can discover, develop and commercialize its product candidates will be limited and the potential for successfully growing BBOT’s business will be harmed.

Additionally, BBOT relies on its clinical advisory board and other scientific and clinical advisors and consultants to assist BBOT in formulating its research, development and clinical strategies. Most of these advisors and consultants are not BBOT’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability. In addition, these advisors and consultants typically will not enter into non-compete agreements with BBOT. If a conflict of interest arises between their work for BBOT and their work for another entity, BBOT may lose their services. Furthermore, BBOT’s advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with BBOT’s. In particular, if BBOT is unable to maintain consulting or employment relationships with other scientific and clinical advisors, or if they provide services to BBOT’s competitors, BBOT’s development and commercialization efforts will be impaired and BBOT’s business will be significantly harmed. For example, if BBOT is no longer able to access its network of physician-scientists, BBOT’s ability to define and characterize patients’ needs for future product candidate development may be negatively affected.

In order to successfully implement BBOT’s development and commercialization plans and strategies, and as BBOT grows as a public company, BBOT expects to need significant additional managerial, operational, financial, sales, marketing and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•        identifying, recruiting, integrating, maintaining, retaining and motivating BBOT’s current and additional employees;

•        managing BBOT’s internal development efforts effectively, including the preclinical, clinical, FDA, EMA and other comparable foreign regulatory authorities’ review process for BBO-8520, BBO-10203 and BBO-11818 and BBOT’s discovery programs, while complying with any contractual obligations to contractors and other third parties;

•        managing increasing operational and managerial complexity; and

•        improving BBOT’s operational, financial and management controls, reporting systems and procedures.

BBOT currently relies, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of research, clinical development and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to BBOT on a timely basis when needed, or that BBOT can find qualified replacements. In addition, if BBOT is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by third-party service providers is compromised for any reason, BBOT’s preclinical studies and clinical trials may be extended, delayed or terminated, and BBOT may not be able to obtain marketing approval for any of its product candidates or otherwise advance its business. There can be no assurance that BBOT will be able to manage its existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If BBOT is not able to effectively expand its organization by hiring new employees and/or engaging additional third-party service providers, BBOT may not be able to successfully implement the tasks necessary to further develop and commercialize BBO-8520, BBO-10203 and BBO-11818 or any future product candidate from BBOT’s discovery programs and, accordingly, may not achieve its research, development and commercialization goals.

BBOT’s reliance on a limited number of employees who provide various administrative, research and development, and other services across BBOT’s organization presents operational challenges that may adversely affect BBOT’s business.

As of March 31, 2025, BBOT had 62 full-time employees, upon whom BBOT relies for various administrative, research and development, and other services. The small size of BBOT’s team may limit BBOT’s ability to devote adequate personnel, time, and resources to support BBOT’s operations or research and development activities, and the management of financial, accounting, and reporting matters. If BBOT’s team fails to provide adequate administrative, research and development, or other services across BBOT’s organization, its business, financial condition, and results of operations could be harmed.

BBOT’s internal computer systems, or those of any of BBOT’s CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer actual or suspected security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of BBOT’s proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to BBOT’s brand and material disruption of BBOT’s operations, and potentially significant delays in BBOT’s delivery to market.

Despite the implementation of security measures, policies and procedures in an effort to protect systems that store BBOT’s data, given their size and complexity and the increasing amount of information maintained on BBOT’s internal information technology systems and external processing and storage systems (i.e., cloud), and those of BBOT’s third-party CROs, other contractors (including sites performing BBOT’s clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by BBOT’s employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise BBOT’s system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, BBOT’s data. The risk of a security breach or disruption through cyber-attacks has generally increased as the number, intensity and sophistication of attempted attacks from around the world have increased. For example, companies have experienced an increase in phishing and social engineering attacks from third parties. Also, a majority of BBOT’s employees are working remotely. As a result, BBOT may have increased cybersecurity and data security risks, due to increased use of home wi-fi networks and virtual private networks, as well as increased disbursement of physical machines. While BBOT implements IT controls to reduce the risk of a cybersecurity or data security breach, there is no guarantee that these measures will be adequate to safeguard all systems.

To the extent that any disruption or security breach were to result in a loss, destruction, unavailability, alteration or dissemination of, or damage to, BBOT’s data (including confidential information and personal data) or applications, or for it to be believed or reported that any of these occurred, BBOT could incur liability and reputational damage and the development and commercialization of BBOT’s product candidates could be delayed. There can be no assurance that BBOT’s data protection efforts, annual security assessments and investment in information technology, or the efforts or investments of CROs, consultants or other third parties, will prevent significant breakdowns or breaches in systems or other cyber incidents that cause loss, destruction, unavailability, alteration or dissemination of, or damage to, BBOT’s data that could have a material adverse effect upon BBOT’s reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in BBOT’s operations, it could result in a material disruption of BBOT’s programs and the development of BBOT’s product candidates could be delayed. In addition, the loss of clinical trial data for BBOT’s product candidates could result in delays in BBOT’s marketing approval efforts and significantly increase BBOT’s costs to recover or reproduce the data, as well as claims or investigations from regulators or other third parties. Furthermore, significant disruptions of BBOT’s internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal data), which could result in financial, legal, business, and reputational harm to BBOT, including significant expenses, remediation costs, litigation, disputes, claims by third parties and regulatory actions or investigations. For example, any such event that leads to unauthorized access, use, or disclosure of personal data, including personal data regarding BBOT’s clinical trial subjects or employees, could harm BBOT’s reputation directly, compel BBOT to comply with federal and/or state breach notification laws and foreign law equivalents, subject BBOT to financial exposure related to investigation of the incident (including cost of forensic examinations), subject BBOT to mandatory corrective action, and otherwise subject BBOT to liability under laws and regulations that protect the privacy and security of data, which could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on BBOT’s business.

Notifications, follow-up actions, claims and investigations related to a security incident could impact BBOT’s reputation and cause BBOT to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in BBOT’s regulatory approval efforts and significantly increase BBOT’s costs to recover or reproduce the lost data. BBOT expects to incur significant costs in an effort to detect and prevent security incidents, and BBOT may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach. BBOT also relies on third parties to manufacture its product candidates, and similar events relating to their computer systems could also have a material adverse effect on BBOT’s business. To the extent that any disruption or security incident were to result in a loss, destruction or alteration of, or damage to, BBOT’s data (including personal data), or inappropriate disclosure of confidential or proprietary information, BBOT could be exposed to litigation and governmental investigations, the further development and commercialization of BBOT’s product candidates could be delayed, and BBOT could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or privacy and security laws from countries outside of the U.S.

BBOT’s insurance policies may not be adequate to compensate BBOT for the potential losses arising from any such disruption in or, failure or security breach of BBOT’s systems or third-party systems where information important to BBOT’s business operations or commercial development is stored. In addition, such insurance may not be available to BBOT in the future on economically reasonable terms, or at all. Further, BBOT’s insurance may not cover all claims made against BBOT and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

BBOT’s operations are vulnerable to interruption by flood, fire, earthquakes, power loss, telecommunications failure, terrorist activity, pandemics and other events beyond BBOT’s control, which could harm BBOT’s business.

BBOT’s corporate headquarters are located in South San Francisco, California. BBOT has not undertaken a systematic analysis of the potential consequences to its business and financial results from a major flood, fire, earthquake, power loss, telecommunications failure, terrorist activity, pandemic or other disasters and BBOT does not have a recovery plan for such disasters. In addition, BBOT does not carry sufficient insurance to compensate for actual losses from interruption of BBOT’s business that may occur, and any losses or damages incurred by BBOT could harm BBOT’s operations and financial condition and increase costs and expenses.

BBOT has never commercialized a product candidate as a company before. If BBOT is unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market BBOT’s product candidates, BBOT may not be able to successfully sell or market its product candidates that obtain regulatory approval.

BBOT has never commercialized a product and currently does not have and has never had a significant marketing or sales team. In order to commercialize any product candidates, if approved, BBOT must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which BBOT may have approval to sell or market its product candidates. BBOT may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize BBOT’s product candidates will be expensive and time-consuming and will require significant attention of BBOT’s executive officers to manage. Any failure or delay in the development of BBOT’s internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of BBOT’s product candidates that BBOT obtains approval to market if BBOT does not have arrangements in place with third parties to provide such services on its behalf. Alternatively, if BBOT chooses to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment BBOT’s own sales force and distribution systems or in lieu of BBOT’s own sales force and distribution systems, BBOT will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on BBOT’s own. If BBOT is unable to enter into such arrangements when needed, on acceptable terms or at all, BBOT may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If BBOT is unable to successfully commercialize its approved product candidates, either on its own or through collaborations with one or more third parties, BBOT’s future product revenue will suffer, and BBOT may incur significant additional losses.

A variety of risks associated with marketing BBOT’s product candidates internationally could materially adversely affect BBOT’s business.

BBOT may seek regulatory approval of its product candidates outside of the U.S. and, accordingly, BBOT expects that it will be subject to additional risks related to operating in foreign countries if BBOT obtains the necessary approvals, including:

•        differing regulatory requirements and reimbursement regimes in foreign countries, such as the lack of pathways for accelerated drug approval, may result in foreign regulatory approvals taking longer and being more costly than obtaining approval in the U.S.;

•        foreign regulatory authorities may disagree with the design, implementation or results of BBOT’s clinical trials or BBOT’s interpretation of data from preclinical studies or clinical trials;

•        approval policies or regulations of foreign regulatory authorities may significantly change in a manner rendering BBOT’s clinical data insufficient for approval;

•        the impact of pandemics or other public health emergencies, natural disasters and geopolitical events on BBOT’s ability to produce its product candidates and conduct clinical trials in foreign countries;

•        unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        compliance with legal requirements applicable to privacy, data protection, information security and other matters;

•        compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•        foreign taxes, including withholding of payroll taxes;

•        foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•        difficulties staffing and managing foreign operations;

•        complexities associated with managing multiple payor reimbursement regimes and government payors in foreign countries;

•        workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•        potential liability under the FCPA or comparable foreign regulations;

•        challenges enforcing BBOT’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the U.S.;

•        production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•        business interruptions resulting from geopolitical events, including war and terrorism, trade policies, treaties and tariffs.

These and other risks associated with international operations may materially adversely affect BBOT’s ability to attain or maintain profitable operations.

Changes in tax law could adversely affect BBOT’s business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, the U.S. Treasury Department and other applicable tax authorities. Changes to tax laws (which changes may have retroactive application) could adversely affect BBOT or holders of BBOT common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on BBOT’s business, cash flow, financial condition or results of operations.

BBOT’s ability to utilize its net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited.

BBOT’s federal net operating loss (NOL) carryforwards may be unavailable to offset future taxable income because of restrictions under U.S. tax law. Under the Tax Cut and Jobs Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, BBOT’s federal NOLs may be carried forward indefinitely, but for taxable years beginning after December 31, 2020, the deductibility of federal NOL carryforwards generated in tax years beginning after December 31, 2017 is limited to 80% of BBOT’s current year taxable income. As of December 31, 2024, BBOT had available federal NOL carryforwards of approximately $60.1 million and available state NOL carryforwards of approximately $12.2 million.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a cumulative change in the corporation’s ownership by “5-percent shareholders” that exceeds 50 percentage points (by value) over a rolling three-year period), the corporation’s ability to use its pre-change NOL carryforwards and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. BBOT may have experienced such ownership changes in the past, and BBOT may experience ownership changes in the future as a result of shifts in BBOT’s stock ownership, some of which are outside BBOT’s control. However, BBOT does not expect that the transactions contemplated herein will cause an “ownership change” within the meaning of Section 382. BBOT has not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. There is also a risk that due to regulatory changes, such as suspensions on the use of NOL carryforwards, or other unforeseen reasons, BBOT’s existing NOL carryforwards could expire or otherwise be unavailable to offset future income tax liabilities. Because BBOT’s ability to utilize BBOT’s NOL carryforwards, which could have a material adverse effect on BBOT’s cash flows and results of operations.

If the Business Combination does not qualify as a “reorganization” within the meaning of Section 368 of the Code, the Business Combination may be a taxable event, which would be taxable to holders of BBOT capital stock.

The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether it qualifies as a “reorganization” within the meaning of Section 368 of the Code. Each of BBOT and Helix intends that the Business Combination should qualify as a “reorganization” for U.S. federal income tax purposes. Further, in the Merger Agreement, each of Helix, Merger Sub and BBOT agrees not to take any action that could reasonably be expected to prevent, impair or impede such qualification. Based on customary assumptions and representations from Helix, Merger Sub and BBOT, as well as certain covenants, undertakings and statements of intention (which we assume will be realized) by Helix, Merger Sub and BBOT and in the opinion included as Exhibit 8.3 hereto, it is the opinion of Goodwin Procter LLP that the Business Combination should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, neither Helix nor BBOT intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the Business Combination. If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate, or is violated or not fulfilled, the validity of the opinion described above may be affected and the tax consequences of the Business Combination could differ from those described in this proxy statement/prospectus. Further, an opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in such opinion or that a court would not sustain such a challenge. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the intended U.S. federal income tax treatment of the Business Combination. If the Business Combination were determined not to qualify as a “reorganization” within the meaning of Section 368 of the Code, then, for U.S. federal income tax purposes, the Business Combination would produce taxable income for holders of BBOT capital stock who exchange such stock for Helix stock in the Business Combination. You are urged to consult your tax advisor regarding the tax consequences of the Business Combination to you.

If BBOT engages in future acquisitions or strategic partnerships, this may increase BBOT’s capital requirements, dilute BBOT’s stockholders, cause BBOT to incur debt or assume contingent liabilities, and subject BBOT to other risks.

From time to time, BBOT evaluates various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, product candidates, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•        increased operating expenses and cash requirements;

•        the assumption of additional indebtedness or contingent liabilities;

•        the issuance of BBOT’s equity securities;

•        assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•        the diversion of BBOT’s management’s attention from its existing programs and initiatives in pursuing such a strategic merger or acquisition;

•        retention of key employees, the loss of key personnel and uncertainties in BBOT’s ability to maintain key business relationships;

•        risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products, product candidates and marketing approvals; and

•        BBOT’s inability to generate revenue from acquired technology and/or products sufficient to meet BBOT’s objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if BBOT undertakes acquisitions or pursues partnerships in the future, BBOT may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

Adverse events in the field of oncology or the biopharmaceutical industry could damage public perception of BBOT’s current or future product candidates and negatively affect BBOT’s business.

The commercial success of BBOT’s products, if approved, will depend in part on public acceptance of the use of targeted cancer therapies. While a number of targeted cancer therapies have received regulatory approval and are being commercialized, BBOT’s approach to targeting cancer cells carrying tumor causing mutations, including oncogenic RAS pathway mutations, is novel and unproven. Adverse events in clinical trials of BBOT’s product candidates, or post-marketing activities, or in clinical trials of others developing similar products or that are related to approved targeted therapies, particularly those targeting oncogenic RAS pathway mutations, including sotorasib and adagrasib and the resulting publicity, as well as any other adverse events in the field of oncology that may occur in the future, could result in a decrease in demand for any product that BBOT may develop. If public perception is influenced by claims that the use of cancer therapies is unsafe, whether related to BBOT therapies or those of BBOT’s competitors, BBOT’s product candidates or products, if approved, may not be accepted by the general public or the medical community.

Future adverse events in oncology or the biopharmaceutical industry could also result in greater government regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of BBOT’s products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for BBOT’s current or future product candidates.

Risks related to BBOT’s intellectual property

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require BBOT to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by BBOT or declared by the U.S. Patent and Trademark Office (USPTO) may be necessary to determine the priority of inventions with respect to one or more of BBOT’s patents or patent applications or those of BBOT’s future licensors. An unfavorable outcome may require BBOT to cease using the related technology or to attempt to license rights to it from the prevailing party. BBOT’s business could be adversely affected if the prevailing party does not offer BBOT a license on commercially reasonable terms. BBOT’s defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract BBOT’s management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on BBOT’s ability to raise the funds necessary to continue BBOT’s clinical trials and development programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help BBOT bring its product candidates to market.

If BBOT is unable to obtain, maintain and enforce patent protection for its technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, BBOT’s competitors could develop and commercialize technology and products similar or identical to BBOT’s, and BBOT’s ability to successfully develop and commercialize its technology and product candidates may be adversely affected.

BBOT’s success depends in large part on its ability to obtain and maintain protection of the intellectual property rights BBOT owns (either solely and jointly with others), or may in the future license from third parties (in particular, worldwide patents relating to any proprietary technology and product candidates BBOT develops). BBOT seeks to protect its proprietary position by filing patent applications in the U.S. and select other countries related to its technologies and product candidates that are important to its business and by in-licensing intellectual property related to such technologies and product candidates. BBOT does not yet have issued patents for all of its most advanced product candidates in all markets in which BBOT may commercialize them, but BBOT continues to actively pursue patent protection for its technology and product candidates in certain jurisdictions around the world. However, BBOT cannot guarantee that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications BBOT may file in the future, nor can BBOT be sure that any patents that may be granted to BBOT in the future will be commercially useful in protecting BBOT’s products, or the methods of use or manufacture of those products. If BBOT is unable to obtain and maintain meaningful patent protection in jurisdictions important to BBOT’s business for its product candidates, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment, or other proprietary technologies, BBOT’s business, financial condition, results of operations and prospects could be adversely affected.

The patent prosecution process is expensive, time-consuming and complex, and BBOT may not be able to file, prosecute, maintain or defend all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that BBOT will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, in some circumstances involving technology that BBOT may license from third parties, BBOT may not have the sole right to control the preparation, filing and prosecution of patent applications or to maintain, enforce and defend the in-licensed patents. Therefore, any in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of BBOT’s business.

The patent rights of pharmaceutical and biotechnology companies, like BBOT, generally are highly uncertain, involve complex legal and factual questions and have been the subject of much litigation in recent years. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents, particularly those related to oncology, has emerged in the U.S. The relevant patent laws and their interpretation outside of the U.S. are also uncertain. Various courts, including the U.S. Supreme Court, have rendered decisions that affect the scope of patent eligibility of certain inventions or discoveries relating to biotechnology. These decisions conclude, among other things, that abstract ideas, natural phenomena and laws of nature are not themselves patent eligible subject matter. Precisely what constitutes a law of nature or abstract idea is uncertain, and certain aspects of BBOT’s technology could be considered ineligible for patenting under applicable law. In addition, the scope of patent protection outside the U.S. is uncertain, and laws of foreign countries may not protect BBOT’s rights to the same extent as the laws of the U.S. or vice versa. For example, European patent law precludes the patentability of methods of treatment of the human body by surgery or therapy. BBOT cannot predict whether the patent applications BBOT is currently pursuing will issue as patents that protect BBOT’s technology and product candidates, in whole or in part, in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Changes in either the patent laws or interpretation of the patent laws in the U.S. or other countries may diminish the value of BBOT’s patents and its ability to obtain, protect, maintain, defend and enforce BBOT’s patent rights, narrow the scope of BBOT’s patent protection and, more generally, affect the value or narrow the scope of BBOT’s patent rights.

Further, third parties may have intellectual property rights relating to BBOT’s product candidates of which BBOT is unaware. For example, third parties may have blocking patents that could be used to prevent BBOT from commercializing its product candidates and practicing its proprietary technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases are not published at all. Therefore, neither BBOT nor its future licensors can know with certainty whether either BBOT or its future licensors were the first to make the inventions claimed in the patent applications BBOT owns or any patents or patent applications BBOT may own or in-license in the future, or that either BBOT or any of its future licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of BBOT’s owned and future in-licensed patent rights are uncertain. For example, currently unpublished patent applications may later publish and limit BBOT’s ability to obtain valid and enforceable patents.

Moreover, any issued patents BBOT does obtain or in-license may be challenged, invalidated, or circumvented. BBOT or its future licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO, or to a foreign patent office, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging BBOT’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, BBOT’s patent rights, allow third parties to commercialize BBOT’s technology or product candidates and compete directly with BBOT, without payment to BBOT, or result in BBOT’s inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by any patents BBOT obtains and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with BBOT to license, develop or commercialize current or future product candidates. Moreover, BBOT’s competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents BBOT may obtain. For these reasons and others, BBOT may face competition with respect to its product candidates.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if BBOT’s owned and any future in-licensed patent applications issue as patents, they may not issue in a form that will provide BBOT with any meaningful protection, prevent competitors from competing with BBOT, or otherwise provide BBOT with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and any patents BBOT does obtain may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit BBOT’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of BBOT’s technology and product candidates. Such challenges also may result in substantial cost and require significant time from BBOT’s management and employees, even if the eventual outcome is favorable to BBOT. Furthermore, BBOT’s competitors may be able to circumvent any patents BBOT obtains or in-licenses in the future by developing similar or alternative technologies or products in a non-infringing manner. For these reasons, even if BBOT is successful in obtaining patents or in-licensing patents in the future, BBOT’s patent portfolio may not provide BBOT with sufficient rights to exclude others from using or commercializing technology and products similar or identical to any of BBOT’s technology and product candidates for any period of time.

Patent terms may not protect BBOT’s competitive position for an adequate amount of time.

Issued patents can provide protection for varying periods of time, depending, for example, upon the type of patent, the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. However, patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The term of a patent outside of the U.S. varies in accordance with the laws of the foreign jurisdiction. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering BBOT’s product candidates are obtained, once the patent life has expired, BBOT may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are approved for use or commercialized.

Changes to patent laws in the U.S. and other jurisdictions could diminish the value of patents in general, thereby impairing BBOT’s ability to protect its products.

Changes in either the patent laws or interpretation of patent laws in the U.S. or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of BBOT’s owned and any future in-licensed patent applications and the maintenance, enforcement or defense of any issued patents BBOT may obtain or in-license.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals and biopharmaceuticals are particularly uncertain. For example, the USPTO regularly revises its policies and procedures for patent examination. Future political changes may impose new difficulties in obtaining patent protection. This combination of events has increased uncertainty with respect to the validity and enforceability of patents once obtained. Similarly, foreign courts and patent offices have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. BBOT cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect BBOT’s patents or patent applications and BBOT’s ability to obtain patent protection in the future.

BBOT may become involved in lawsuits to protect or enforce its patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate patents or other intellectual property that BBOT owns or licenses. As a result, BBOT or its future licensors may need to file infringement, misappropriation or other intellectual property claims, which can be expensive and time-consuming. Any claims BBOT asserts against others could provoke them to assert counterclaims against BBOT alleging that BBOT infringes, misappropriates or otherwise violates their intellectual property rights. BBOT’s ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe BBOT’s intellectual property will depend in part on the extent to which BBOT obtains and enforces patent claims that cover BBOT’s technology, inventions, and improvements.

Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. In a patent infringement proceeding, the perceived infringers could counterclaim that the patents BBOT or its licensors have asserted are invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are common. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings in the European Patent Office. The outcomes of allegations of invalidity or unenforceability are unpredictable. With respect to validity, for example, even if BBOT is successful in obtaining patents or in-licensing patents, BBOT cannot be certain that there is no invalidating prior art of which the patent examiner and BBOT or its future licensing partners were unaware during prosecution.

An adverse result in any such proceeding could put one or more of the patents that BBOT may own or in-license in the future at risk of being invalidated or interpreted narrowly, and could put any of BBOT’s present or future owned or in-licensed patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding, for example, on the basis that BBOT owned or in-licensed patents do not cover that technology. Furthermore, if the breadth or strength of protection provided by BBOT’s patent applications and any future patents is threatened, regardless of the outcome, it could dissuade companies from collaborating with BBOT to license, develop or commercialize current or future products, diagnostic tests or services.

In addition, interference or derivation proceedings provoked by third parties or brought by BBOT or declared by the USPTO may be necessary to determine the priority of inventions with respect to BBOT’s patent applications or any future patents. An unfavorable outcome could require BBOT to cease using the related technology or to attempt to license rights to it from the prevailing party. BBOT’s business could be adversely affected if the prevailing party does not offer BBOT a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and BBOT’s competitors gain access to the same technology. BBOT’s defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract BBOT’s management and other employees.

In addition, the uncertainties associated with litigation could have a material adverse effect on BBOT’s ability to raise funds as needed to continue BBOT’s clinical trials and discovery programs, license necessary technology from third parties, or enter into development partnerships that would help BBOT bring its product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of BBOT’s confidential information or trade secrets could be compromised by disclosure during litigation. Any of the foregoing could allow third parties to develop and commercialize competing technologies and products and have a material adverse impact on BBOT’s business, financial condition, results of operations and prospects.

Third parties may allege that BBOT is infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on BBOT’s business.

BBOT’s commercial success depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell BBOT’s product candidates and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. BBOT may become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to BBOT’s technology and product candidates, including interference proceedings, post grant review, inter partes review and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, including BBOT’s competitors, exist in the fields in which BBOT is pursuing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that BBOT’s technologies or product candidates may be subject to claims that they infringe the patent rights of third parties. BBOT’s competitors and others may have significantly larger and more mature patent portfolios than BBOT has. In addition, future litigation may be initiated by patent holding companies or other third parties who have no relevant product or service revenue and against whom BBOT’s future patents, if any, may provide little or no deterrence or protection. Competitors may also assert that BBOT’s product candidates infringe their intellectual property rights as part of a business strategy to impede BBOT’s successful entry into those markets.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources and management attention to defend. The risks of being involved in such litigation and proceedings may increase if and as BBOT’s product candidates near commercialization and as BBOT gains greater visibility as a public company. Third parties may assert infringement claims against BBOT based on existing patents or patents that may be granted in the future, regardless of merit. Because patent applications can take many years to issue, pending patent applications may result in issued patents that BBOT’s product candidates infringe. For example, there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the discovery, use or manufacture of BBOT’s product candidates or technologies. BBOT may not be aware of all such intellectual property rights potentially relating to its technology and product candidates, or BBOT may incorrectly conclude that third-party intellectual property is invalid or that BBOT’s activities and product candidates do not infringe the intellectual property rights of third parties. Thus, BBOT does not know with certainty that its technology and product candidates, or its development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property rights. Parties making claims against BBOT may also obtain injunctive or other equitable relief. For example, if any third-party patents were held to cover the manufacturing process of BBOT’s product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block BBOT’s ability to commercialize such product candidates. In the event of a successful claim of infringement against BBOT, BBOT may also have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, indemnify customers, collaborators or other third parties, seek new regulatory approvals, and redesign BBOT’s infringing products, which may not be possible or practical. If BBOT is found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, BBOT may be required to obtain a license from such third party to continue developing, manufacturing and marketing its technology and product candidates. However, BBOT may not be able to obtain any required license on commercially reasonable terms or at all. Even if BBOT were able to obtain a license, it could be non-exclusive, thereby giving BBOT’s competitors and other third parties access to the same technologies licensed to BBOT, and could require

BBOT to make substantial licensing and royalty payments. Claims that BBOT has misappropriated the confidential information, trade secrets or other intellectual property rights of third parties could have a similar material adverse effect on BBOT’s business, financial condition, results of operations and prospects.

If BBOT is unable to obtain licenses from third parties on commercially reasonable terms, BBOT’s business could be adversely affected.

It may be necessary for BBOT to use the patented or proprietary technology of third parties to commercialize its products, in which case BBOT would be required to obtain a license from the third parties. The in-licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights that BBOT may consider attractive or necessary. These established companies may have a competitive advantage over BBOT due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive BBOT to be a competitor may be unwilling to sell, assign or license rights to BBOT. In addition, BBOT expects that competition for the in-licensing or acquisition of third-party intellectual property rights for product candidates that are attractive to BBOT may increase in the future, which may mean fewer suitable opportunities for BBOT as well as higher acquisition or licensing costs. If BBOT is unable to license such technology, or if BBOT is forced to license such technology on unfavorable terms, such as substantial licensing or royalty payments, BBOT’s business could be materially and adversely affected. If BBOT is unable to obtain a necessary license, the third parties owning such intellectual property rights could seek an injunction prohibiting BBOT’s sales or BBOT may be unable to otherwise develop or commercialize the affected product candidates, which could materially harm BBOT’s business. Even if BBOT is able to obtain a license, it may be non-exclusive, thereby giving BBOT’s competitors access to the same technologies licensed to BBOT.

If BBOT is unable to obtain rights to required third-party intellectual property rights, BBOT may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing they nor to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If BBOT is unable to do so, BBOT may be unable to develop or commercialize the affected technology and product candidates, which could harm BBOT’s business, financial condition, results of operations, and prospects significantly.

If BBOT fails to comply with its obligations in any future intellectual property licenses with third parties that BBOT may enter into, or otherwise experiences disruptions to its business relationships with future licensors, BBOT could lose intellectual property rights that are important to BBOT’s business.

BBOT may in the future enter into licensing and funding arrangements with third parties that may impose, among other things, diligence, development, and commercialization timelines, milestone payment, royalty, insurance and other obligations on BBOT. If BBOT fails to comply with those obligations, BBOT’s counterparties may have the right to terminate these agreements, in which event BBOT might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements, or BBOT’s counterparties may require BBOT to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of BBOT’s rights under these agreements, or restrictions on BBOT’s ability to freely assign or sublicense its rights under such agreements when it is in the interest of BBOT’s business to do so, may result in BBOT having to negotiate new or reinstated agreements with less favorable terms, cause BBOT to lose its rights under these agreements, including its rights to important intellectual property or technology, which would have a material adverse effect on BBOT’s business, financial condition, results of operations, and prospects, or impede, delay or prohibit the further development or commercialization of, one or more product candidates that rely on such agreements.

For example, disputes may arise regarding intellectual property that is or becomes subject to a licensing agreement, including:

•        the scope of rights granted under the license agreement and other matters of contract interpretation;

•        whether and the extent to which BBOT’s technology and processes infringe the intellectual property rights of the licensor that are not subject to the licensing agreement;

•        whether BBOT’s licensor or its licensor had the right to grant the license agreement;

•        whether third parties are entitled to compensation or equitable relief, such as an injunction, for BBOT’s use of the intellectual property rights without their authorization;

•        BBOT’s involvement in the prosecution of licensed patents and BBOT’s licensors’ overall patent enforcement strategy;

•        the amounts of royalties, milestones or other payments due under the license agreement;

•        the sublicensing of patent and other rights under collaborative development relationships;

•        BBOT’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•        the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by BBOT’s licensors and by BBOT and its partners; and

•        the priority of invention of patented technology.

If BBOT does not prevail in such disputes, BBOT may lose any or all of its rights under such license agreements.

In addition, intellectual property license agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what BBOT believes to be the scope of its rights to the relevant intellectual property or technology, or increase what BBOT believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on BBOT’s business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that BBOT may license prevent or impair BBOT’s ability to maintain its licensing arrangements on commercially acceptable terms, BBOT may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on BBOT’s business, financial condition, results of operations and prospects.

BBOT’s future licensors may rely on third-party consultants or collaborators or on funds from third parties such that BBOT’s licensors are not the sole and exclusive owners of the patents and patent applications BBOT may in-license. If other third parties have ownership rights to patents and/or patent applications BBOT may in-license, they may be able to license such patents to BBOT’s competitors, and BBOT’s competitors could market competing products and technology. In addition, BBOT may need the cooperation of any such co-owners of BBOT’s in-licensed patents in order to enforce such patents against third parties, and BBOT may not receive such cooperation. This could have a material adverse effect on BBOT’s competitive position, business, financial condition, results of operations and prospects.

Despite BBOT’s efforts, BBOT’s future licensors might conclude that BBOT has materially breached its license agreements and might therefore terminate the license agreements, thereby removing BBOT’s ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors could seek regulatory approval for and market products and technologies identical to BBOT’s. This could have a material adverse effect on BBOT’s competitive position, business, financial condition, results of operations and prospects.

If BBOT is unable to adequately protect its proprietary technology or obtain and maintain patent protection for its technology and products or if the scope of the patent protection obtained is not sufficiently broad, BBOT’s competitors could develop and commercialize technology and products similar or identical to BBOT’s, and BBOT’s ability to successfully commercialize its technology and products will be impaired.

BBOT’s commercial success will depend in part on its ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for its product candidates, and its core technologies, including its novel target discovery technology and other know-how. BBOT seeks to protect its proprietary and intellectual property position by, among other methods, filing patent applications in the United States and abroad related to its proprietary technology, inventions and improvements that are important to the development and implementation of its business. BBOT also relies on trade secrets, know-how and continuing technological innovation to develop and maintain its proprietary and intellectual property position.

BBOT may not be able to protect its intellectual property and proprietary rights throughout the world.

Third parties may attempt to develop and commercialize competitive products in foreign countries where BBOT does not have any patent protection and/or where legal recourse may be limited. This may have a significant commercial impact on BBOT’s foreign business operations.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S., and even where such protection is nominally available, adequate judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, BBOT may not be able to prevent third parties from practicing BBOT’s inventions in all countries outside the U.S., or from selling BBOT’s inventions in such countries or importing products made using BBOT’s inventions into the U.S. or other jurisdictions. Competitors may use BBOT’s technologies in jurisdictions where BBOT has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where BBOT does obtain patent protection or future licenses but enforcement is not as strong as that in the U.S. These products may compete with BBOT’s products, and BBOT’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical and biotechnology products, which could make it difficult for BBOT to stop the infringement of any patents BBOT does obtain or in-license or marketing of competing products in violation of BBOT’s intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect, to the same extent as the U.S. or at all, inventions that constitute new methods of treatment.

Proceedings to enforce BBOT’s intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert BBOT’s efforts and attention from other aspects of BBOT’s business, could put any patents BBOT obtains at risk of being invalidated or interpreted narrowly, could put BBOT’s patent applications at risk of not issuing, and could provoke third parties to assert claims against BBOT. BBOT may not prevail in any lawsuits that BBOT initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, BBOT’s efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that BBOT develops or licenses.

BBOT works with third-party contractors located in China to develop certain of BBOT’s intellectual property. On December 1, 2020, the Chinese government implemented a new Export Control Law which regulates the export of certain technologies outside of China. As currently implemented, BBOT does not believe the Export Control Law applies to its product candidates, and BBOT does not expect it to impact BBOT’s business; however the Export Control Law could be amended in the future in a way that could adversely affect BBOT’s business.

Many countries, including India, China and certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If BBOT does obtain or in-license patents and BBOT or any of its licensors are forced to grant a license to third parties with respect to any patents relevant to BBOT’s business, BBOT’s competitive position may be impaired and BBOT’s business, financial condition, results of operations, and prospects may be adversely affected.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by BBOT’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect BBOT’s business or permit BBOT to maintain its competitive advantage. For example:

•        others may be able to make products that are similar to BBOT’s product candidates or utilize similar technology but that are not covered by the claims of the patents that BBOT licenses or may own;

•        BBOT or its licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that BBOT licenses or owns now or in the future;

•        BBOT or its licensors or collaborators, might not have been the first to file patent applications covering certain of BBOT’s or their inventions;

•        others may independently develop similar or alternative technologies or duplicate any of BBOT’s technologies without infringing BBOT’s owned or licensed intellectual property rights;

•        it is possible that BBOT’s present or future pending patent applications (whether owned or licensed) will not lead to issued patents;

•        issued patents that BBOT holds rights to may be held invalid or unenforceable, including as a result of legal challenges by BBOT’s competitors or other third parties;

•        BBOT’s competitors or other third parties might conduct research and development activities in countries where BBOT does not have patent rights and then use the information learned from such activities to develop competitive products for sale in BBOT’s major commercial markets;

•        BBOT may not develop additional proprietary technologies that are patentable;

•        the patents of others may harm BBOT’s business; and

•        BBOT may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on BBOT’s business, financial condition, results of operations and prospects.

BBOT may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

BBOT or its future licensors may be subject to claims that current or former employees, collaborators, CROs, universities or other third parties have an interest in BBOT’s owned or future in-licensed patents and patent applications, trade secrets or other intellectual property as an inventor, co-inventor, owner or co-owner. For example, BBOT or its future licensors may have inventorship or ownership disputes that arise from conflicting obligations of employees, consultants, CROs or others who are involved in developing BBOT’s product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of any future owned or in-licensed patents, trade secrets or other intellectual property. If BBOT or its licensors fail in defending any such claims, BBOT may be required to pay monetary damages and BBOT may also lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to BBOT’s product candidates. Even if BBOT is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Additionally, if residents of other countries can claim inventorship of BBOT’s patents and patent applications, BBOT may be required to fulfill additional obligations. For example, some countries, including China, require a patent owner to provide remuneration to inventors who assign rights to inventions developed during course of their employment. Litigation may be necessary to defend against claims based on foreign inventors. Any of the foregoing could have a material adverse effect on BBOT’s business, financial condition, results of operations and prospects.

BBOT may not identify relevant third-party patents or pending patent applications or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect BBOT’s ability to develop and market its product candidates.

BBOT is developing certain product candidates in highly competitive areas and cannot guarantee that any patent searches or analyses that BBOT may conduct, including the identification of relevant patents or pending patent applications, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can BBOT be certain that it has identified each and every third-party patent and pending patent application in the U.S. and abroad that is or may be relevant to or necessary for the commercialization of BBOT’s product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patents or pending patent applications covering BBOT’s product candidates could have been or may be filed in the future by third parties without BBOT’s knowledge. Additionally, patents and pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover BBOT’s product candidates or the manufacturing or use of BBOT’s product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. BBOT’s interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact BBOT’s ability to market its product candidates. BBOT may incorrectly determine that BBOT’s product candidates are not covered by a third-party patent or pending patent application or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. BBOT’s determination of the expiration date of any patent in the U.S. or abroad that BBOT considers relevant may be incorrect, which may negatively impact BBOT’s ability to develop and market its product candidates. BBOT’s failure to identify and correctly interpret relevant patents or pending patent applications may negatively impact BBOT’s ability to develop and market its product candidates.

If BBOT fails to identify or correctly interpret relevant patents or pending patent applications or if BBOT is unable to obtain licenses to relevant patents or pending patent applications, BBOT may be subject to infringement claims. BBOT cannot guarantee that it will be able to successfully settle or otherwise resolve such infringement claims. If BBOT fails in any such dispute, in addition to being forced to pay damages, potentially including in the form of future royalties, which may be significant, BBOT may be temporarily or permanently prohibited from commercializing any of its product candidates that are held to be infringing. BBOT might, if possible, also be forced to redesign product candidates so that BBOT no longer infringes the third-party intellectual property rights. Any of these events, even if BBOT were ultimately to prevail, could require BBOT to divert substantial financial and management resources that BBOT would otherwise be able to devote to its business and could adversely affect BBOT’s business, financial condition, results of operations and prospects.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit BBOT’s exclusive rights and limit BBOT’s ability to contract with non-U.S. manufacturers.

Inventions contained within BBOT in-licensed patents and patent applications have been, and BBOT may in the future develop, acquire, or license intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require BBOT to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercises its “march-in” rights in any future intellectual property rights that are generated through the use of U.S. government funding or grants, BBOT could be forced to license or sublicense intellectual property developed by BBOT or that BBOT may license on terms unfavorable to BBOT, and there can be no assurance that BBOT would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require BBOT to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the U.S. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the U.S. or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit BBOT’s ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. Any exercise by the government of any of the foregoing rights could harm BBOT’s competitive position, business, financial condition, results of operations and prospects.

BBOT may be subject to claims by third parties asserting that BBOT’s employees, consultants or contractors have wrongfully used or disclosed confidential information of such third parties, or that they have wrongfully used or disclosed alleged trade secrets of their current or former employers, or that BBOT has misappropriated their intellectual property, or that they own what BBOT regards as its own intellectual property.

Many of BBOT’s employees, physician-scientist partners, consultants and contractors are or were previously employed at or engaged by universities or other pharmaceutical or biotechnology companies, including BBOT’s competitors or potential competitors. Many of them executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment or engagement. Although BBOT tries to ensure that the individuals who work for BBOT do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in their work for BBOT, BBOT may be subject to claims that BBOT or they have, inadvertently or otherwise, used, infringed, misappropriated or otherwise violated the intellectual property rights, or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. BBOT may also be subject to claims that BBOT has improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. Any litigation or the threat of litigation may adversely affect BBOT’s ability to hire employees or engage consultants and contractors. A loss of key personnel or their work product could hamper or prevent BBOT from developing and commercializing products and product candidates, which could harm BBOT’s business.

In addition, while it is BBOT’s policy to require its employees, physician-scientist partners, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to BBOT, BBOT may be unsuccessful in obtaining such an agreement from each party who in fact develops intellectual property that BBOT regards as its own. BBOT’s intellectual property assignment agreements with them may not be self-executing or may be breached, and BBOT may be forced to bring claims against third parties, or defend claims they may bring against BBOT, to determine the ownership of what BBOT regards as its intellectual property. Additionally, assignment agreements and related agreements may be interpreted under the laws of a foreign country, which may be unpredictable. Such claims could have a material adverse effect on BBOT’s business, financial condition, results of operations, and prospects.

If BBOT fails in prosecuting or defending any such claims, BBOT may be required to pay monetary damages, and BBOT may also lose valuable intellectual property rights or personnel, which could have a material adverse effect on BBOT’s competitive position and prospects. Such intellectual property rights could be awarded to a third party, and BBOT could be required to obtain a license from such third party to commercialize BBOT’s technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if BBOT is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to BBOT’s management and employees.

If BBOT is unable to protect the confidentiality of its trade secrets and other proprietary information, BBOT’s business and competitive position would be adversely affected.

In addition to seeking patents for some of BBOT’s technology and product candidates, BBOT also relies on trade secrets and confidentiality agreements to protect its unpatented know-how, technology and other proprietary information to maintain BBOT’s competitive position. BBOT seeks to protect its trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as BBOT’s employees, consultants, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. BBOT cannot guarantee that it has entered into such agreements with each party that may have or has had access to its trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose BBOT’s proprietary information, including its trade secrets, unpublished patent applications or other confidential research, and BBOT may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of BBOT’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, BBOT would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with BBOT.

Furthermore, BBOT expects that, over time, BBOT’s trade secrets, know-how and proprietary information may be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel to and from academic and industry scientific positions. Consequently, without costly efforts to protect BBOT’s proprietary technology, BBOT may be unable to prevent others from exploiting that technology, which could affect BBOT’s ability to expand in domestic and international markets. If any of BBOT’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, BBOT’s competitive position would be materially and adversely affected.

BBOT also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. These security measures may be breached or otherwise accessed in an unauthorized manner, and BBOT may not have adequate remedies for any breach.

If BBOT’s trademarks and trade names are not adequately protected, BBOT may not be able to build name recognition in its markets of interest and BBOT’s business may be adversely affected.

If BBOT’s trademarks and trade names are not adequately protected, BBOT may not be able to build name recognition in its markets of interest and BBOT’s business may be adversely affected. BBOT’s trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. As a means to enforce BBOT’s trademark rights and prevent infringement, BBOT may be required to file trademark claims against third parties or initiate trademark opposition or cancellation proceedings. This can be time-consuming and expensive, particularly for a company of BBOT’s size. In addition, in an infringement proceeding, a court may decide that a trademark of BBOT’s is not valid or is unenforceable, or may determine another trademark is not infringing BBOT’s trademarks. BBOT may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these trademarks or trade names, which BBOT needs to build name recognition among potential collaborators or customers in BBOT’s markets of interest. At times, competitors may adopt trademarks or trade names similar to BBOT’s, thereby impeding BBOT’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark or trade name infringement claims brought by owners of other registered trademarks or trade names that incorporate variations of BBOT’s trademarks or trade names. Over the long term, if BBOT is unable to successfully register its trademarks and trade names and establish name recognition based on its trademarks and trade names, BBOT may not be able to compete effectively and BBOT’s business may be adversely affected. BBOT’s efforts to enforce or protect its proprietary rights related to trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could adversely impact BBOT’s financial condition or results of operations.

Trademark applications BBOT may file in the future may not proceed to registration and/or may be opposed by third parties. Even if such applications proceed to registration, third parties may challenge BBOT’s use of such trademarks or seek to invalidate BBOT’s registration in the future. Other companies in BBOT’s industry may be using trademarks that are similar to BBOT’s and may in the future allege that the use of BBOT’s trademarks in connection with BBOT’s products infringes or otherwise violates their trademark rights. Trademark-granting authorities may decide to investigate BBOT’s trademarks on their own initiative if they believe that there may be potential issues to be resolved. In addition, failure to maintain BBOT’s trademark registrations, or to obtain new trademark registrations in the future, could limit BBOT’s ability to protect and enforce its trademarks and impede BBOT’s marketing efforts in the countries in which BBOT operates. Over the long term, if BBOT is unable to establish brand recognition based on its trademarks and trade names, then BBOT may not be able to compete effectively and BBOT’s business may be adversely affected.

If BBOT does not obtain patent term extension in the U.S. under the Hatch-Waxman Act and in foreign countries under similar legislation, which if granted could extend the term of BBOT’s marketing exclusivity for any product candidates BBOT may develop, BBOT’s business may be materially and adversely affected.

In the U.S., the term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. In addition, the patent term of only one patent applicable to an approved drug may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when BBOT’s product candidates receive FDA approval, BBOT expects to apply for patent term extensions on any patents that issue covering those product candidates, there is no guarantee that the applicable authorities will agree with BBOT’s assessment of whether such extensions should be granted and, even if granted, the length of such extensions. BBOT may not be granted patent term extension either in the U.S. or in any foreign country, even where BBOT obtains a patent that is eligible for patent term extension, if, for example, an applicable government authority determines that BBOT fails to exercise due diligence during the testing phase or regulatory review process, fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than BBOT requests. If BBOT obtains such an extension, it may be for a shorter period than BBOT had sought. If BBOT is unable to obtain any patent term extension or the term of any such extension is less than BBOT requests, BBOT’s competitors may obtain approval of competing products following the expiration of BBOT’s patent rights, and BBOT’s business, financial condition, results of operations and prospects could be materially and adversely affected.

Furthermore, for any patents BBOT may in-license in the future, BBOT may not have the right to control prosecution, including filing with the USPTO, of a petition for patent term extension under the Hatch-Waxman Act. Thus, if a patent BBOT in-licenses in the future is eligible for patent term extension under the Hatch-Waxman Act, BBOT may not be able to control whether a petition to obtain a patent term extension is filed or whether the requested extension is obtained from the USPTO.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. BBOT may be unable to obtain or in-license patents covering BBOT’s product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if BBOT or its future licensors submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If one of BBOT’s product candidates is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to BBOT of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of such product candidate.

Risks related to BBOT’s dependence on third parties

BBOT relies on third parties to conduct its preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

BBOT utilizes and depends upon independent investigators and collaborators, such as medical institutions, CROs, CMOs, and strategic partners (collectively, partners) to conduct and support its preclinical studies and clinical trials under agreements with BBOT and plans to continue to do so for future preclinical studies and clinical trials. These third parties have had and will continue to have a significant role in the conduct of BBOT’s preclinical studies and clinical trials and the subsequent collection and analysis of data. For example, BBOT’s partners contribute highly enabling technologies and services that include, among others: (i) clinical conduct support from CROs, (ii) support for BBOT’s translational research efforts, (iii) crystallography to enable structure-based drug discovery, (iv) biochemical and cell-based assays to guide lead generation and optimization, and (v) patient-derived, cell and xenograft models to translate BBOT’s findings to the clinical setting.

These third parties are not BBOT’s employees, and except for remedies available to BBOT under BBOT’s agreements with such third parties, BBOT has limited ability to control the amount or timing of resources that any such third party will devote to BBOT’s preclinical studies or clinical trials. The third parties BBOT relies on for these services may also have relationships with other entities, some of which may be BBOT’s competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on BBOT’s behalf. Some of these third parties may terminate their engagements with BBOT at any time. BBOT also has to negotiate budgets and contracts with CROs, clinical trial sites and CMOs and BBOT may not be able to do so on favorable terms, which may result in delays to BBOT’s development timelines and increased costs. If BBOT needs to enter into alternative arrangements with, or replace or add any third parties, it would involve substantial cost and require extensive management time and focus, or involve a transition period, and may delay BBOT’s drug development activities, as well as materially impact BBOT’s ability to meet its desired clinical development timelines.

BBOT’s heavy reliance on these third parties for such drug development activities reduces BBOT’s control over these activities. As a result, BBOT has less direct control over the conduct, timing and completion of preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if BBOT were relying entirely upon its own staff. Nevertheless, BBOT is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and BBOT’s reliance on third parties does not relieve BBOT of its regulatory responsibilities. For example, BBOT remains responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires BBOT to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are reliable and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires BBOT to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If BBOT or any of its CROs fail to comply with applicable GCP requirements, the clinical data generated in BBOT’s clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require BBOT to perform additional clinical trials before approving BBOT’s marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of BBOT’s clinical trials substantially comply with GCP regulations. In addition, BBOT’s clinical trials must be conducted with product produced under current cGMP regulations and require a large number of test patients. BBOT’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients, may require BBOT to repeat clinical trials, which would delay the regulatory approval process. Moreover, BBOT’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct BBOT’s clinical trials in accordance with regulatory requirements or BBOT’s stated protocols, or if these third parties need to be replaced, BBOT will not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates and will not be able to, or may be delayed in efforts to, successfully commercialize its product candidates. As a result, BBOT’s financial results and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.

BBOT’s manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of BBOT’s clinical programs and suspension or withdrawal of any regulatory approvals.

In order to commercially produce BBOT’s products either at a third party’s facility or in any BBOT facility, BBOT will need to comply with the FDA’s cGMP regulations and guidelines. BBOT may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. BBOT is subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of BBOT’s precision medicines as a result of a failure of BBOT’s facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair BBOT’s ability to develop and commercialize its product candidates, including leading to significant delays in the availability of BBOT’s product candidates for its clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for BBOT’s product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for BBOT’s product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage BBOT’s reputation and business.

If BBOT’s third-party manufacturers use hazardous materials in a manner that causes injury or violates applicable law, BBOT may be liable for damages.

BBOT’s research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by BBOT’s third-party manufacturers. BBOT’s manufacturers are subject to federal, state and local laws and regulations in the U.S. and local laws in other foreign jurisdictions governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although BBOT believes that its manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, BBOT cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, BBOT may incur liability or local, city, state, federal or foreign authorities may curtail the use of these materials and interrupt BBOT’s business operations. In the event of an accident, BBOT could be held liable for damages or penalized with fines, and the liability could exceed BBOT’s resources. BBOT does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair BBOT’s research, development and production efforts, which could harm BBOT’s business, prospects, financial condition or results of operations.

If BBOT decides to establish collaborations but is not able to establish those collaborations on commercially reasonable terms, BBOT may have to alter its development and commercialization plans.

BBOT’s drug development programs and the potential commercialization of its product candidates may require additional cash to fund expenses. BBOT may seek to selectively form collaborations to expand its capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require BBOT to incur non-recurring and other charges, increase near- and long-term expenditures, issue securities that dilute existing stockholders, or disrupt BBOT’s management and business.

BBOT faces significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether BBOT reaches a definitive agreement for a collaboration depends, among other things, upon BBOT’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies or clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to BBOT’s ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with BBOT for its product candidate. Further, BBOT may not be successful in its efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if BBOT is successful in entering into a collaboration, the terms and conditions of that collaboration may restrict BBOT from entering into future agreements on certain terms with potential collaborators.

If and when BBOT seeks to enter into collaborations, BBOT may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If BBOT is unable to do so, BBOT may have to curtail the development of a product candidate, reduce or delay its development program or one or more of its discovery programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If BBOT elects to increase its expenditures to fund development or commercialization activities on its own, BBOT may need to obtain additional capital, which may not be available to BBOT on acceptable terms or at all. If BBOT does not have sufficient funds, BBOT may not be able to further develop its product candidates or bring them to market and generate product revenue.

BBOT may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, BBOT may not be able to capitalize on the market potential of these product candidates.

If BBOT enters into any collaboration arrangements with any third parties for the development and commercialization of its product candidates, BBOT will likely have limited control over the amount and timing of resources that BBOT’s collaborators dedicate to the development or commercialization of BBOT’s product candidates.

BBOT’s ability to generate revenue from these arrangements will depend on its collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving BBOT’s product candidates would pose numerous risks to BBOT, including the following:

•        collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

•        collaborators may deemphasize or not pursue development and commercialization of BBOT’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

•        collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•        collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with BBOT’s product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than BBOT’s;

•        a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of BBOT’s product relative to other products;

•        BBOT may grant exclusive rights to its collaborators that would prevent BBOT from collaborating with others;

•        collaborators may not properly obtain, maintain, defend or enforce BBOT’s intellectual property rights or may use BBOT’s proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate BBOT’s proprietary information and intellectual property or expose BBOT to potential litigation or other intellectual property related proceedings;

•        disputes may arise between the collaborators and BBOT that result in the delay or termination of the research, development or commercialization of BBOT’s product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•        collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•        collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

•        collaborators may not provide BBOT with timely and accurate information regarding development progress and activities under the collaboration or may limit BBOT’s ability to share such information, which could adversely impact BBOT’s ability to report progress to its investors and otherwise plan development of BBOT’s product candidates;

•        collaborators may own or co-own intellectual property covering BBOT’s products or product candidates that result from BBOT collaborating with them, and in such cases, BBOT would not have the exclusive right to develop or commercialize such intellectual property; and

•        a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

The third parties upon whom BBOT relies for the supply of the active pharmaceutical ingredients, drug product and starting materials used in BBOT’s product candidates are BBOT’s sole source of supply, and the loss of any of these suppliers could significantly harm BBOT’s business.

The active pharmaceutical ingredients, or API, drug product and starting materials used in BBOT’s product candidates are supplied to BBOT primarily from single-source suppliers. BBOT’s ability to successfully develop its product candidates, and to ultimately supply its commercial products in quantities sufficient to meet the market demand, depends in part on BBOT’s ability to obtain the API, drug product and starting materials for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialization. BBOT does have arrangements in place for a redundant or second-source supply of API, drug product or starting materials in the event any of BBOT’s current suppliers of such API, drug product or starting materials ceases its operations for any reason, although manufacturing with such second-source supply will not begin until 2026. If any of BBOT’s third-party suppliers or manufacturers ceases its operations for any reason or is unable or unwilling to supply API, drug product or starting material in sufficient quantities, on the timelines necessary, or at acceptable prices, to meet BBOT’s needs, it could impede, delay, limit or prevent BBOT’s development efforts, which could harm BBOT’s business, results of operations, financial condition and prospects. BBOT is also unable to predict how changing global economic conditions or ongoing geopolitical conflicts, trade policy, and related global economic sanctions, or potential global health concerns will affect BBOT’s third-party suppliers and manufacturers. Any negative impact of such matters on BBOT’s third-party suppliers and manufacturers may also have an adverse impact on BBOT’s results of operations or financial condition.

For all of BBOT’s product candidates, BBOT intends to identify and qualify additional manufacturers to provide such API, drug product and starting materials prior to or after submission of an NDA to the FDA and/or an MAA to the EMA. BBOT is not certain, however, that its single-source suppliers will be able to meet BBOT’s demand for their products, either because of the nature of BBOT’s agreements with those suppliers, BBOT’s limited experience with those suppliers or BBOT’s relative importance as a customer to those suppliers. It may be difficult for BBOT to assess their ability to timely meet BBOT’s demand in the future based on past performance. While BBOT’s suppliers have generally met BBOT’s demand for their products on a timely basis in the past, they may subordinate BBOT’s needs in the future to their other customers.

Establishing additional or replacement suppliers for the API, drug product and starting materials used in BBOT’s product candidates, if required, may not be accomplished quickly. If BBOT is able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While BBOT seeks to maintain adequate inventory of the API, drug product and starting materials used in its product candidates, any interruption or delay in the supply of components or materials, or BBOT’s inability to obtain such API, drug product or starting materials from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent BBOT’s development efforts, which could harm BBOT’s business, results of operations, financial condition and prospects.

Risks related to operating as a public company following the Business Combination

There may not be an active trading market for PubCo Common Stock, which may make it difficult to sell shares of PubCo Common Stock.

An active trading market PubCo Common Stock may not develop or be sustained following the closing of the Business Combination. If an active trading market for PubCo Common Stock does not develop or is not sustained, you may not be able to sell your shares at an attractive price or at all. Furthermore, an inactive market may also impair PubCo’s ability to raise capital by selling shares of PubCo Common Stock in the future, and may impair PubCo’s ability to enter into strategic collaborations or acquire companies or products by using shares of PubCo’s common stock as consideration.

The market price of PubCo Common Stock may be volatile, and investors could lose all or part of their investment.

The trading price of Helix Class A Shares has been, and PubCo Common Stock is likely to be, highly volatile and subject to wide fluctuations in response to various factors, many of which PubCo cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Broad market and industry factors may negatively affect the market price of PubCo’s common stock, regardless of its actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, these factors include, without limitation:

•        the timing and results of INDs, preclinical studies and clinical trials of BBOT’s product candidates or those of BBOT’s competitors;

•        the success of competitive products or announcements by potential competitors of their product development efforts;

•        regulatory actions with respect to BBOT’s products or product candidates or BBOT’s competitors’ products or product candidates;

•        actual or anticipated changes in BBOT’s growth rate relative to its competitors;

•        regulatory or legal developments in the U.S. and other countries;

•        developments or disputes concerning BBOT’s patent applications, issued patents, or other proprietary rights;

•        the recruitment or departure of key personnel;

•        announcements by BBOT or its competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

•        actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•        fluctuations in the valuation of companies perceived by investors to be comparable to BBOT;

•        market conditions in the pharmaceutical and biotechnology sector;

•        changes in the structure of healthcare payment systems;

•        share price and volume fluctuations attributable to inconsistent trading volume levels of PubCo Common Stock;

•        announcement or expectation of additional financing efforts;

•        sales of PubCo Common Stock by PubCo, its insiders or its other stockholders;

•        expiration of market stand-off or lock-up agreements;

•        the impact of any public health emergencies, natural disasters, or geopolitical events, including civil or political unrest or military conflicts; and

•        general economic, political, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of PubCo Common Stock.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding BBOT, BBOT’s business or BBOT’s market, PubCo’s stock price and trading volume could decline.

The trading market for PubCo Common Stock may be influenced by the research and reports that securities or industry analysts publish about BBOT, BBOT’s business or BBOT’s market. If any of the analysts who cover BBOT issue adverse or misleading research or reports regarding BBOT, BBOT business model, intellectual property, stock performance or market, or if BBOT’s operating results fail to meet the expectations of analysts, BBOT’s stock price would likely decline. If one or more of these analysts cease coverage of BBOT or fail to publish reports on BBOT regularly, BBOT could lose visibility in the financial markets, which in turn could cause the PubCo Common Stock price or trading volume to decline.

BBOT’s operating results may fluctuate significantly, which makes BBOT’s future operating results difficult to predict and could cause BBOT’s operating results to fall below expectations or guidance.

BBOT’s quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for BBOT to predict its future operating results. From time to time, BBOT may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of BBOT’s revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in BBOT’s operating results from one period to the next.

In addition, BBOT measures compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award, as determined by BBOT’s board of directors, and recognizes the cost as an expense over the employee’s requisite service period. As the variables that BBOT uses as a basis for valuing these awards change over time, BBOT’s underlying stock price and stock price volatility, the magnitude of the expense that BBOT must recognize may vary significantly.

Furthermore, BBOT’s operating results may fluctuate due to a variety of other factors, many of which are outside of BBOT’s control and may be difficult to predict, including the following:

•        the timing and cost of, and level of investment in, research and development activities relating to BBOT’s programs, which will change from time to time;

•        BBOT’s ability to enroll patients in clinical trials and the timing of enrollment;

•        the cost of manufacturing BBOT’s current product candidates and any future product candidates, which may vary depending on FDA, EMA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of BBOT’s agreements with manufacturers;

•        expenditures that BBOT will or may incur to acquire or develop additional product candidates and technologies or other assets;

•        the timing and outcomes of preclinical studies and clinical trials for BBO-8520, BBO-10203 and BBO-11818 and any product candidates from BBOT’s discovery programs, or competing product candidates;

•        the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

•        competition from existing and potential future products that compete with BBO-8520, BBO-10203 and BBO-11818 or any of BBOT’s discovery programs, and changes in the competitive landscape of BBOT’s industry, including consolidation among BBOT’s competitors or partners;

•        any delays in regulatory review or approval of BBO-8520, BBO-10203 and BBO-11818 or product candidates from any of BBOT’s discovery programs;

•        the level of demand for any of BBOT’s product candidates, if approved, which may fluctuate significantly and be difficult to predict;

•        the risk/benefit profile, cost and reimbursement policies with respect to BBOT’s product candidates, if approved, and existing and potential future products that compete with BBO-8520, BBO-10203 and BBO-11818 or any of BBOT’s discovery programs;

•        BBOT’s ability to commercialize BBO-8520, BBO-10203 and BBO-11818 or product candidates from any of BBOT’s discovery programs, if approved, inside and outside of the U.S., either independently or working with third parties;

•        BBOT’s ability to establish and maintain collaborations, licensing or other arrangements;

•        BBOT’s ability to adequately support future growth;

•        potential unforeseen business disruptions that increase BBOT’s costs or expenses;

•        future accounting pronouncements or changes in BBOT’s accounting policies; and

•        the changing, volatile and instable global economic and political environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in BBOT’s quarterly and annual operating results. As a result, comparing BBOT’s operating results on a period-to-period basis may not be meaningful. Investors should not rely on BBOT’s past results as an indication of future performance. This variability and unpredictability could also result in BBOT failing to meet the expectations of industry or financial analysts or investors for any period. If BBOT’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts BBOT may provide to the market, or if the forecasts BBOT provides to the market are below the expectations of analysts or investors, the price of BBOT’s common stock could decline substantially. Such a stock price decline could occur even when BBOT has met any previously publicly stated guidance BBOT may provide.

BBOT’s principal stockholders own a significant percentage of PubCo’s stock and can exert significant control over matters subject to stockholder approval.

Following the Business Combination, holders of 5% or more of PubCo’s capital stock and their respective affiliates will collectively beneficially own in excess of 39% of the outstanding PubCo Common Stock, assuming the Minimum Cash Condition Redemptions Scenario. In addition, several of BBOT’s directors following the Business Combination, including Frank McCormick, Michelle Doig, Neil Kumar, Raymond Kelleher and Bihua Chen are affiliated with certain of PubCo’s large stockholders. BBOT’s principal stockholders, acting together or on their own, could exert significant control over matters requiring stockholder approval. For example, they may be able to impact elections of directors, amendments of PubCo’s Organizational Documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for PubCo’s common stock that investors may feel are in their best interest as one of PubCo’s stockholders. The interests of this group of stockholders may not always coincide with each investor’s interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for BBOT’s common stock.

Future sales, or the perception of future sales, by PubCo or its stockholders in the public market could cause the market price for PubCo’s securities to decline.

The sale of PubCo’s securities in the public market, or the perception that such sales could occur, could harm the prevailing market price of PubCo’s securities. These sales, or the possibility that these sales may occur, also might make it more difficult for PubCo to sell equity securities in the future at a time and at a price that BBOT deems appropriate.

Shares of PubCo Common Stock reserved for future issuance under its equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The compensation committee of PubCo’s board of directors may determine the exact number of shares to be reserved for future issuance under PubCo’s equity incentive plans at its discretion. PubCo expects to file registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to its equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, BBOT may also issue its securities in connection with investments or acquisitions. The number of shares of BBOT’s common stock issued in connection with an investment or acquisition could constitute a material portion of BBOT’s then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to BBOT’s stockholders.

Raising additional capital may cause dilution to PubCo’s existing stockholders, restrict BBOT’s operations or require BBOT to relinquish rights to its technologies or product candidates.

Until such time, if ever, as BBOT can generate substantial product revenues, BBOT expects to finance its cash needs through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that BBOT raises additional capital through the sale of equity or convertible debt securities, BBOT’s stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of BBOT’s stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on BBOT’s ability to incur additional debt, limitations on BBOT’s ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact BBOT’s ability to conduct its business. If BBOT raises additional funds through future strategic partnerships and alliances and licensing arrangements with third parties, BBOT may have to relinquish valuable rights to its technologies or product candidates or grant licenses on terms unfavorable to BBOT.

BBOT will have increased costs as a result of operating as a public company, and BBOT’s management will devote substantial time to related compliance initiatives.

As a public company, BBOT will incur significant legal, accounting and other expenses. BBOT will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including those related to climate change and other environmental, social and governance focused disclosures, are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. BBOT will have to hire additional accounting, finance, and other personnel in connection with becoming a public company. BBOT’s management and other personnel will devote a substantial amount of time to these compliance initiatives and BBOT cannot accurately predict or estimate the amount or timing of additional costs BBOT may incur to respond to these requirements.

In addition, as a public company BBOT will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, BBOT will be required to maintain effective disclosure and financial controls and to make a formal assessment of the effectiveness of BBOT’s internal control over financial reporting.

BBOT has identified a material weakness in its internal controls over financial reporting. If BBOT is unable to maintain effective internal controls over financial reporting and disclosure controls and procedures, the accuracy and timeliness of its financial and operating reporting may be adversely affected, and confidence in its operations and disclosures may be lost.

In connection with the preparation and audit of BBOT’s financial statements for the years ended December 31, 2024 and 2023, BBOT’s management identified a material weakness in BBOT’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness is as follows:

•        BBOT does not have sufficient full-time accounting personnel, (i) to enable appropriate reviews over the financial close and reporting process, (ii) to allow for an appropriate segregation of duties, (iii) to perform an effective risk assessment process, and (iv) with the requisite experience and technical accounting knowledge to identify, review and resolve complex accounting issues under U.S. GAAP.

As a private company, BBOT was not required to perform an evaluation of internal control over financial reporting as of December 31, 2024 and 2023 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had such an evaluation been performed, additional control deficiencies may have been identified by BBOT’s management, and those control deficiencies could have also represented one or more material weaknesses.

BBOT intends to take certain steps, such as recruiting additional personnel, in addition to utilizing third-party consultants and specialists, to supplement its internal resources, to enhance its internal control environment and plans to take additional steps to remediate the material weakness. Although BBOT intends to complete this remediation process as quickly as possible, it cannot at this time estimate how long it will take. BBOT cannot assure you that the measures it takes will be sufficient to remediate the control deficiencies that led to its material weakness in internal control over financial reporting or that it will prevent or avoid potential future material weaknesses.

If BBOT is not able to maintain effective internal control over financial reporting and disclosure controls and procedures, or if material weaknesses are discovered in future periods, it may be unable to accurately and timely report its financial position, results of operations, cash flows or key operating metrics, which could result in late filings of annual or quarterly reports under the Exchange Act, restatements of financial statements or other corrective disclosures, an inability to access equity or debt capital or commercial lending markets, or other material adverse effects on its business, reputation, results of operations, financial condition or liquidity. BBOT’s investors could lose confidence in BBOT’s reported financial information, the market price of BBOT’s common stock could decline, and BBOT could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Incorrect estimates, including those related to the size of BBOT’s addressable patient populations and markets, or assumptions by management in connection with the preparation of BBOT’s consolidated financial statements could adversely affect BBOT’s reported assets, liabilities or expenses.

BBOT’s projections of both the number of people who have the diseases its product candidates are targeting, as well as the subset of people with such disease who have the potential to benefit from treatment with any of BBOT’s product candidates, are based on estimates.

The total addressable market opportunity will ultimately depend upon, among other things, the diagnosis criteria included in the final label, and, if BBOT’s product candidates are approved for sale for these indications, acceptance by the medical community and patient access, product pricing and reimbursement. The number of patients with RAS-dependent cancers may turn out to be lower than expected, patients may not be otherwise amenable to treatment with BBOT’s products, or new patients may become increasingly difficult to identify or gain access to. BBOT may not be successful in its efforts to identify additional product candidates. Assumptions made by management in connection with the preparation of BBOT’s consolidated financial statements could adversely affect BBOT’s reported assets, liabilities or expenses if BBOT’s estimates of the addressable patient populations and markets are incorrect.

BBOT’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

As a public company, BBOT will be subject to the periodic reporting requirements of the Exchange Act. BBOT has designed its disclosure controls and procedures to reasonably assure that information BBOT must disclose in reports BBOT files or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. BBOT believes that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the fact that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in BBOT’s control system, misstatements due to error or fraud may occur and not be detected.

BBOT does not intend to pay dividends on BBOT common stock so any returns will be limited to the value of BBOT’s stock.

BBOT has never declared or paid any cash dividends on its common stock. BBOT currently anticipates that BBOT will retain future earnings for the development, operation and expansion of BBOT’s business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Risks Related to Helix and the Business Combination

Unless the context otherwise requires, references in this subsection “— Risks Related to Helix and the Business Combination” to “we”, “us”, and “our” generally refer to Helix in the present tense or PubCo from and after the Business Combination.

The Sponsor, Cormorant, Helix’s Directors and Officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Helix Shareholders generally.

When you consider the recommendation of the Helix Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor, Cormorant, and Helix’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the Helix Shareholders generally. These interests include, among other things:

•        the fact that the Sponsor holds 4,480,000 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, the Sponsor will hold an aggregate of 4,193,469 shares of PubCo Common Stock issued upon the conversion of such Founder Shares (assuming the Minimum Cash Condition Redemptions Scenario and the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that each of Helix’s independent directors and its advisor holds 30,000 Founder Shares, which shares were transferred to such persons by the Sponsor in connection with their service to Helix, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Class A Ordinary Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, Helix’s independent directors and its advisor will hold 30,000 shares of PubCo Common Stock each, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor and Helix’s independent directors and advisor are likely to be able to make a substantial profit on their investment in Helix even at a time when the PubCo Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and Helix liquidates without completing another initial business combination, the Sponsor and Helix’s independent directors and advisor would lose their entire investment in Helix;

•        the fact that the Sponsor holds 509,000 Helix Class A Shares, initially purchased for $10.00 per share in a private placement that occurred simultaneously with the closing if the Helix IPO, which will then automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant purchased an aggregate of 2,400,000 Helix Class A Shares in the IPO at a price of $10.00 per share, and such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, are stockholders of BBOT and will receive an estimated 4,021,250 shares of PubCo Common Stock in the Business Combination, using approximately $10.66 as the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the

Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, will purchase an estimated 7,032,829 shares of PubCo Common Stock in the PIPE Investment, which is equal to $75 million divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025, and such shares will not be subject to a lock-up;

•        the fact that Sponsor, Cormorant, and Helix’s directors and advisor who own Helix Ordinary Shares have each waived their right to redeem any Helix Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if Helix were to liquidate rather than complete the Business Combination, the Sponsor and Cormorant will lose their entire investment in Helix, which totals approximately $29,115,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $5,090,000 purchase price for the Helix Class A Shares purchased by Sponsor in a private placement concurrently with the IPO, and the $24 million purchase price for the Helix Class A Shares purchased by certain investment vehicles managed by Cormorant in the IPO, because the Sponsor and Cormorant have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue the Business Combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event Helix is unable to complete the Business Combination within the Combination Period, the Sponsor has agreed that it will be liable to Helix if and to the extent any claims by a third party for services rendered or products sold to Helix, or a prospective target business with which Helix has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by Helix’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Bihua Chen, Helix’s Chairwoman and Chief Executive Officer and an affiliate of the Sponsor and Cormorant, who has the right to attend meetings of the BBOT Board as a non-voting observer on behalf of Cormorant, and Raymond Kelleher, a current Cormorant designee on the BBOT Board, are expected to be directors of PubCo after the Closing. As such, in the future, Ms. Chen and Dr. Kelleher may receive fees for their service as director, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the A&R Registration Rights Agreement, the Sponsor, Cormorant, and Helix’s independent directors and advisor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the PubCo Common Stock following the consummation of the Business Combination. Helix estimates that the Sponsor, Cormorant, and Helix’s independent directors and advisor will hold an aggregate of 18,018,112 shares of PubCo Common Stock subject to registration rights, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares, and using a Redemption Price of approximately $10.66;

•        the fact that the Helix Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Helix but were not offered due to a Helix director’s duties to another entity. Helix does not believe that the waiver of the corporate opportunity doctrine in the Helix Articles interfered with its ability to identify an acquisition target; and

•        the continued indemnification of former and current directors and officers of Helix and Helix’s Sponsor and Cormorant and the continuation of directors’ and officer’s liability insurance after the Business Combination.

As a result of the foregoing interests, the Sponsor, Cormorant, and Helix’s directors and officers will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Shareholders. In the aggregate, the Helix Insiders have approximately $[•] million at risk that depends upon the completion of the Business Combination. Such amount consists of approximately $[•] million representing the value of the Founder Shares held by the Sponsor, $[•] million representing the value of the 509,000 Helix Class A Shares held by the Sponsor, and $[•] million representing the value of the Helix Class A Shares held by Cormorant (in each case based upon the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus). Additionally, Cormorant owns capital stock of BBOT and will receive an estimated 4,021,250 shares of PubCo Common Stock in the Business Combination, based on an assumed Redemption Price of approximately $10.66 using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Helix, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Helix — Conflicts of Interest.”

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals set forth in this proxy statement/prospectus. The financial and personal interests of the Sponsor, as well as Helix’s directors and officers, may have influenced their motivation in identifying and selecting BBOT as the Business Combination target, completing the Business Combination with BBOT and influencing the operation of the business following the initial business combination. In considering the recommendation of the Helix Board to vote in favor of approval of the proposals set forth in this proxy statement/prospectus, unaffiliated Helix Shareholders should keep in mind that the Sponsor, Cormorant, and Helix’s directors and officers and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated Helix Shareholders.

The Sponsor, Cormorant, and the other Helix Insiders have agreed to vote in favor of the Business Combination and related transactions, regardless of how our Public Shareholders vote.

The Sponsor, Cormorant, and Helix’s officers and directors have agreed to vote in favor of all the proposals being presented at the EGM, regardless of how the Public Shareholders vote. As of [•], 2025, the Sponsor, Cormorant, and the other Helix Insiders collectively owned 7,509,000 Helix Ordinary Shares, which represented 31.9% of our issued and outstanding Helix Ordinary Shares. The Helix Insiders also may from time to time purchase Helix Class A Shares prior to the Closing.

The Helix Articles provide that the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal, and Adjournment Proposal require approval pursuant to an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the Helix Ordinary Shares held by the Helix

Insiders, we would need 4,245,501 shares, or approximately 23.1%, of the 18,400,000 Public Shares sold in the IPO to be voted in favor of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal, and Adjournment Proposal in order to approve each such proposal, assuming all outstanding Helix Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of 7,836,334 of our issued and outstanding Helix Ordinary Shares, representing a quorum under the Helix Articles, vote at the EGM, we will not need any Public Shares in addition to the Helix Ordinary Shares held by Helix Insiders to be voted in favor of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, ESPP Proposal, Director Election Proposal, and Adjournment Proposal in order to approve each such proposal.

The Helix Articles provide that the Domestication Proposal requires approval pursuant to a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the issued and outstanding Helix Class B Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Holders of Helix Class A Shares are not entitled to vote on the Domestication Proposal pursuant to the Helix Articles. Given the Helix Insiders are the sole holders of Helix Class B Shares and, pursuant to the Helix Support Agreement, have agreed to vote their shares in favor of all of the Condition Precedent Proposals, including the Domestication Proposal, the Domestication Proposal will be approved.

The Helix Articles provide that the Organizational Documents Proposal requires approval pursuant to a special resolution under Cayman Islands law, which requires the affirmative vote of at least a majority of two-thirds of the issued and outstanding Helix Ordinary Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the Helix Ordinary Shares held by the Helix Insiders, we would need 8,163,668 shares, or approximately 44.4% of the 18,400,000 Public Shares sold in the IPO to be voted in favor of the Organizational Documents Proposal in order to approve each such proposal, assuming all outstanding Helix Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of 7,836,334 of our issued and outstanding Helix Ordinary Shares, representing a quorum under the Helix Articles, vote at the EGM, we will not need any Public Shares in addition to the Helix Ordinary Shares held by Helix Insiders to be voted in favor of the Organizational Documents Proposal.

The Helix Articles provide that each of the Advisory Organizational Documents Proposals requires approval pursuant to an ordinary resolution on a non-binding advisory basis only, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the Helix Ordinary Shares held by the Helix Insiders, we would need 4,245,501 shares, or approximately 23.1%, of the 18,400,000 Public Shares sold in the IPO to be voted in favor of each of the Advisory Organizational Documents Proposals in order to approve each such proposal, assuming all outstanding Helix Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of 7,836,334 of our issued and outstanding Helix Ordinary Shares, representing a quorum under the Helix Articles, vote at the EGM, we will not need any Public Shares in addition to the Helix Ordinary Shares held by Helix Insiders to be voted in favor of the Advisory Organizational Documents Proposals in order to approve each such proposal.

Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us or in the future performance of the post-Business Combination entity.

Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Past performance by our management team, including with respect to Cormorant and Helix I, is not a guarantee of success with respect to the Business Combination with BBOT. You should not rely on the historical record of the performance of our management team or businesses associated with them, including MoonLake and Cormorant’s investments as indicative of our future performance of an investment in Helix or PubCo or the returns we will, or are likely to, generate going forward.

Helix Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that Helix’s current shareholders have on the management of PubCo.

Under the Business Combination Agreement, the number of shares of PubCo Common Stock to be issued to BBOT Stockholders (excluding Cormorant), in connection with the Merger is estimated to be approximately 43.3% of the issued and outstanding shares of PubCo Common Stock immediately following the consummation of the Business Combination, assuming the Minimum Cash Condition Redemptions Scenario. Therefore, Helix Shareholders will experience immediate dilution. Currently, the Public Shareholders own approximately 68.1% of the issued and outstanding Helix Ordinary Shares. As described in more detail below, assuming the Minimum Cash Condition Redemptions Scenario and a Redemption Price of approximately $10.66 per share (estimated using an assumed Closing Date of June 30, 2025), and without giving effect to any dilutive instruments, such as the exercise of the PubCo Options, it is expected that immediately after the consummation of the Business Combination, the Public Shareholders (excluding Cormorant) will hold approximately 13.3% of the issued and outstanding PubCo Common Stock.

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

The Business Combination Agreement requires us to have $400 million of Helix Closing Cash at the Closing. We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to meet the Minimum Cash Condition and to provide working capital to PubCo following the Closing. Our ability to raise additional financing is subject to BBOT’s consent pursuant to the terms of the Business Combination Agreement. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us, or that BBOT would consent to such financing if available. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels, which may increase the probability that the Business Combination would be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your shares in the open market.

The Sponsor, Cormorant, and other Helix Insiders may elect to purchase shares from Public Shareholders, which may influence a vote on the Business Combination and reduce the public “float” of our Helix Class A Shares.

At any time prior to the EGM, subject to applicable securities laws (including with respect to material non-public information), the Helix Insiders or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, other than the Non-Redemption Agreements entered into concurrently with the Business Combination Agreement (which do not provide any consideration to the Non-Redeeming Holders in connection with their Non-Redemption Agreements), the Helix Insiders and their affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Helix Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        if the Helix Insiders or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        the Helix Insiders and their affiliates would not possess any redemption rights with respect to our Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we would disclose in a Form 8-K, before the EGM to approve the Business Combination, the following material items:

•        the amount of our Public Shares purchased outside of the redemption offer by the Helix Insiders or their affiliates, along with the purchase price;

•        the purpose of the purchases by the Helix Insiders or their affiliates;

•        the impact, if any, of the purchases by the Helix Insiders or their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of our security holders who sold to the Helix Insiders or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Helix Insiders or their affiliates; and

•        the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.

If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its shares, such shares may not be redeemed.

If a shareholder fails to receive our proxy materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that we will furnish to Public Shareholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or submit Public Shares for redemption. For example, in this proxy statement/registration statement, we require our Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to deliver their shares to Continental electronically prior to the date set forth in the proxy materials, which is two business days prior to the scheduled vote on the proposal to approve the Business Combination. In addition, we require a Public Shareholder seeking redemption of his, her or its Public Shares to also submit a written request for redemption to Continental two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy statement/prospectus, its shares may not be redeemed.

Public Shareholders may not know prior to the redemption deadline or prior to the EGM whether the Minimum Cash Condition is satisfied.

If Helix receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Helix may, at its sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. Helix may select which holders to seek such withdrawals of redemption requests from based on any factors Helix may deem relevant and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where Helix otherwise would not satisfy the Minimum Cash Condition. There may be a period of time after the EGM and before the Closing when shareholders do not know whether this closing condition is satisfied. Accordingly, Public Shareholders may be required to make redemption and voting decisions without knowing whether all of the conditions to closing the Business Combination will be satisfied.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a shareholder may be able to sell its PubCo Common Stock in the future following the completion of the Business Combination is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in PubCo’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of PubCo Common Stock after the consummation of the Business

Combination, and a shareholder may not be able to sell its PubCo Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If you or a “group” of shareholders are deemed to hold in excess of 20% of our Helix Class A Shares, you will lose the ability to redeem all such shares in excess of 20% of our Helix Class A Shares.

The Helix Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the Public Shares, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of shares exceeding 20% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

If the net proceeds of the IPO and simultaneous private placement not being held in the Trust Account are insufficient to allow us to operate until the completion of the Business Combination, we will depend on loans from the Sponsor or management team to complete the Business Combination.

$1,697,777 was available to us outside the Trust Account, as of December 31, 2024, to fund our working capital requirements. While we believe that the funds available to us outside of the Trust Account will be sufficient to allow us to operate until at least the completion of the Business Combination, we cannot assure you that our estimate is accurate.

Neither the Sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon the Closing. Up to $1,500,000 of any loans may be convertible into PubCo Common Stock at a price of $10.00 per private placement share at the option of the lender. Such shares would be identical to the Helix Class A Shares purchased in a private placement, which occurred simultaneously with Helix’s IPO. Prior to the Closing, we do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. If we are unable to complete the Business Combination within the required time period because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our Public Shareholders may only receive an estimated $10.00 per share, or possibly less, on our redemption of our Public Shares.

The net cash available to PubCo from the Trust Account and the PIPE Investment in respect of each Public Share that is not redeemed will be materially less than the price per share ascribed in the Business Combination Agreement to the PubCo Common Stock to be issued to BBOT Stockholders.

In recent litigation following the closing of other “deSPAC” transactions, plaintiffs have alleged that it was a material omission for the SPAC not to have disclosed in its proxy statement/prospectus that the “net cash per public share” of the SPAC was materially below the price per share ascribed to the combined company’s shares to be issued to the target shareholders in the business combination. While such litigation has been brought against Delaware SPACs in Delaware courts (and Helix is a Cayman Islands exempted company), and without acknowledging the relevance of the net cash per share information or the merits of any such claim, Public Shareholders should be aware that the net cash available to PubCo from the Trust Account and the PIPE Investment in respect of each Public Share that is not redeemed will be materially less than the assumed approximately $10.66 per share ascribed in the Business Combination Agreement to the PubCo Common Stock to be issued to BBOT Stockholders (which is equal to the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025) due to expenses attributable to Helix and BBOT and dilution from the Founder Shares that will remain outstanding upon the Closing.

For illustrative purposes, using an assumed Redemption Price of approximately $10.66 per share, (1) under the No Redemptions Scenario, such amount would be equal to $8.77 per share, which is the quotient of (a) $418.3 million, which is the Helix Closing Cash in the No Redemptions Scenario, including (i) approximately $192.4 million in cash from the Trust Account (as of December 31, 2024, assuming no redemptions), plus (ii) approximately $260.9 million of cash funded pursuant to the PIPE Investment, less (iii) the amount of estimated transaction expenses of $35 million, divided by (b) 47,687,237, which is the sum of (i) 18,400,000 (which is the number of Public Shares outstanding assuming no redemptions, including Public Shares held by Cormorant), plus (ii) 24,464,768 (which is the total number of PIPE Shares, including PIPE Shares to be purchased by Cormorant, using an assumed Redemption Price of approximately $10.66), plus (iii) 4,313,469 (which is the number of Founder Shares that will remain outstanding upon the Closing, held by the Sponsor and other Helix Insiders (assuming surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares)), plus (iv) 509,000 (which is the number of Private Placement Shares held by the Sponsor), and (2) under the Minimum Cash Condition Redemptions Scenario, such amount would be equal to $8.57 per share, which is the quotient of (a) $365.0 million, which is the Helix Closing Cash in the Minimum Cash Condition Redemptions Scenario, including (i) approximately $139.1 million in cash remaining in the Trust Account (after redemptions of $53.3 million under the Minimum Cash Condition Redemptions Scenario), plus (ii) approximately $260.9 million of cash funded pursuant to the PIPE Investment, less (iii) the amount of estimated transaction expenses of $35 million, divided by (b) 42,586,629, which is the sum of (i) 13,299,392 (which is the number of Public Shares that remain outstanding assuming the Minimum Cash Condition Redemptions Scenario, including Public Shares held by Cormorant), plus (ii) 24,464,768 (which is the total number of PIPE Shares, including PIPE Shares to be purchased by Cormorant, using an assumed Redemption Price of approximately $10.66), plus (iii) 4,313,469 (which is the number of Founder Shares that will remain outstanding upon the Closing, held by the Sponsor and other Helix Insiders (assuming surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares)), plus (iv) 509,000 (which is the number of Private Placement Shares held by the Sponsor). In either case, such “net cash per public share” would be less than the assumed approximately $10.66 price per share ascribed to the PubCo Common Stock to be issued to BBOT Stockholders in the Business Combination Agreement. This calculation does not take into account that, upon the Closing, BBOT will be part of PubCo along with the cash from the Trust Account and PIPE Investment, and all stockholders of PubCo — not just the Public Shareholders — will bear the dilutive impact of the transaction expenses and the Founder Shares.

If we are unable to consummate the Business Combination within the completion window, our Public Shareholders may be forced to wait beyond the end of the completion window before redemption from our Trust Account.

If we are unable to complete the Business Combination within the completion window, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the Helix Articles prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination prior thereto and only then in cases where investors have sought to redeem their Helix Class A Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

Our independent registered public accounting firm has included in its report to our financial statements as of and for the year ended December 31, 2024 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We may not have sufficient liquidity to meet our anticipated obligations over the next year from the issuance of such financial statements. In connection with our assessment of going concern considerations in accordance with FASB ASC 205-40, “Basis of Presentation — Going Concern,” our management has determined that if Helix is unable to complete an initial business combination by February 14, 2026, then Helix will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about Helix’s ability to continue as a going concern. Management plans to consummate the Business Combination prior to the mandatory liquidation date. No adjustments have been made to the carrying amounts of assets or liabilities should Helix be required to liquidate after February 14, 2026. Accordingly, our management has determined that the mandatory liquidation, should the Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, a company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

The SEC recently provided guidance that the determination of whether a SPAC, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities, and “is a question of facts and circumstances” requiring individualized analysis. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, Helix was incorporated for the purpose of completing an initial business combination with one or more businesses, such as the Business Combination with BBOT. Since our inception, our business has been and will continue to be focused on identifying and completing an initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination. We may also be forced to abandon our efforts to complete the Business Combination and instead be required to liquidate the Trust Account. In which case, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction. For illustrative purposes, in connection with the liquidation of our Trust Account, our Public Shareholders may receive only approximately $10.66 per Public Share, which is based on an assumed Closing Date of June 30, 2025, or less in certain circumstances. Further, under the subjective test of a “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that we could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Helix.

We intend to initially hold the funds in the Trust Account as cash or in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors the SEC identified as relevant to the determination of whether a SPAC which holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the our initial business combination or liquidation of Helix. Following such liquidation, the rate of interest we receive on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Helix.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on our business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of the Business Combination, and then only in connection with those Helix Class A Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Helix Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete the Business Combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Closing activity, and (iii) the redemption of our Public Shares if we are unable to complete the Business Combination within the completion window, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

We intend to issue additional shares pursuant to the PIPE Investment at the Closing, and pursuant to the Incentive Plan and ESPP after the Closing. We may also issue additional Helix Class A Shares or preference shares to complete the Business Combination. Any such issuances would dilute the interest of our shareholders and likely present other risks.

The Helix Articles authorize the issuance of up to 500,000,000 Helix Class A Shares, par value $0.0001 per share, 50,000,000 Helix Class B Shares, par value $0.0001 per share, and 5,000,000 preference shares, par value $0.0001 per share. There are 481,091,000 and 45,400,000 authorized but unissued Helix Class A Shares and Helix Class B Shares, respectively, available for issuance which amount does not take into account shares issuable upon conversion of the Helix Class B Shares. Pursuant to the Helix Support Agreement and the Helix Articles, immediately prior to the Domestication, the holders of the Helix Class B Shares will voluntarily convert each Helix Class B Share on a one-for-one basis into one Helix Class A Share. There are no preference shares issued and outstanding.

We intend to issue additional shares pursuant to the PIPE Investment at the Closing, and pursuant to the Incentive Plan and ESPP after the Closing. We may also issue additional Helix Class A Shares or preference shares to complete the Business Combination However, the Helix Articles provide, among other things, that prior to the Business Combination, we may not, other than in connection with the conversion of Helix Class B Shares to Helix Class A Shares pursuant to the Helix Articles, issue additional shares that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of the Helix Articles, like all provisions of the Helix Articles, may be amended with a shareholder vote. The issuance of additional ordinary or preference shares:

•        may significantly dilute the equity interest of investors in the IPO;

•        may subordinate the rights of holders of Helix Class A Shares if preference shares are issued with rights senior to those afforded our Helix Class A Shares;

•        could cause a change in control if a substantial number of Helix Class A Shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for our Helix Class A Shares.

We intend to issue shares to investors in connection with the Business Combination at a price which may be less than the prevailing market price of our shares at the Closing.

In connection with the Closing, we will issue shares to the PIPE Investors in the PIPE Investments in order to complete the Business Combination and provide sufficient liquidity and capital to PubCo. Pursuant to the Subscription Agreements, the PIPE Investors will purchase PIPE Shares at a per share price equal to the Redemption Price. The Redemption Price may be less than the market price for our shares at and after the Closing. This may dilute the interests of the existing Helix Shareholders in a manner that would not ordinarily occur in a traditional IPO and could result in both a reduction in the trading price of our shares to the Redemption Price and fluctuations in the net tangible book value per share of PubCo’s securities following the Closing.

Cormorant is a significant shareholder of BBOT and has a board designee, which raises potential conflicts of interest.

We have decided to acquire BBOT, of which Cormorant is a shareholder and has a board designee. The Helix Board took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Helix Board’s approval of the Business Combination. The Transaction Committee engaged separate counsel, Latham, to represent the Transaction Committee and engaged Lincoln to provide an opinion to the Transaction Committee as to the fairness, from a financial point of view, to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement. However, potential conflicts of interests still exist, and as a result, the terms of the Business Combination may not be as advantageous to our Public Shareholders as they would be absent any conflicts of interest. See the section titled “Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for further information.

The Helix Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

On February 27, 2025, Lincoln delivered its oral opinion, which it subsequently confirmed in writing, to the Transaction Committee that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Helix Unaffiliated Shareholders. Helix does not intend to obtain an updated opinion from its financial advisor prior to the consummation of the Business Combination. Changes in the proposed operations and prospects of BBOT, general market and economic conditions and other factors that may be beyond the control of Helix or BBOT may alter the value of Helix or BBOT or the price of Helix’s shares by the time the Business Combination is completed. Lincoln’s opinion speaks as of the date it was rendered, and does not speak as of any other date, and as such, Lincoln’s opinion does not address the fairness of the merger consideration, from a financial point of view, as of any date other than the date of such opinion, including at the time the Business Combination is completed. For a description of the opinion, see “Business Combination Proposal — Opinion of Lincoln International LLC.” A copy of Lincoln’s opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Lincoln, is attached hereto as Annex M.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to BBOT’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/registration statement to issue any notes or other debt securities, or to otherwise incur outstanding debt following the IPO, we may choose to incur substantial debt to complete the Business Combination, subject to BBOT’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of our shareholders do not agree.

The Helix Articles do not provide a specified maximum redemption threshold. The Business Combination Agreement includes a Minimum Cash Condition, and while we expect such condition to be met through a mixture of the PIPE Investment and retained Public Shares, it may be satisfied through additional outside financing (subject to BBOT’s consent) or may be waived by BBOT prior to the Closing. As a result, we may be able to complete the Business Combination even though a substantial majority of our Public Shareholders do not agree with the Business Combination and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, Cormorant and other Helix Insiders. In the event the aggregate cash consideration we would be required to pay for all Helix Class A Shares that are validly submitted for redemption plus the Helix Closing Cash exceed the aggregate amount of cash available to us, unless an alternate source of Helix Closing Cash is available or BBOT waives the Minimum Cash Condition, we will not complete the Business Combination or redeem any shares, all Helix Class A Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend the Helix Articles or governing instruments in a manner that will make it easier for us to complete the Business Combination that our shareholders may not support.

In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments. For example, SPACs have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination. Amending the Helix Articles requires a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued and outstanding shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of Helix, and vote at the general meeting. In addition, the Helix Articles requires us to provide our Public Shareholders with the opportunity to redeem their Public Shares for cash if we propose an amendment to the Helix Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend the Helix Articles or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

The provisions of the Helix Articles that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended by special resolutions requiring the approval of holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of Helix (or 65% of our ordinary shares with respect to amendments to the trust agreement governing the release of funds from our Trust Account), which is a lower amendment threshold than that of some other SPACs. It may be easier for us, therefore, to amend the Helix Articles to facilitate the completion of an initial business combination that some of our shareholders may not support.

The Helix Articles provide that any of its provisions related to pre-business combination activity (including the requirement to deposit proceeds of the IPO and the private placement of shares into the Trust Account and not release such amounts except in specified circumstances, and to provide redemption rights to Public Shareholders as described herein) may be amended if approved by special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the holders of issued and outstanding Helix Ordinary Shares who, being present in person or represented by proxy and entitled to vote thereon at a general meeting of Helix, vote at such general meeting, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of 65% of our ordinary shares. The Sponsor, Cormorant, and other Helix Insiders, who will collectively beneficially own approximately 31.9% of Helix Ordinary Shares upon the Record Date, will participate in any vote to amend the Helix Articles and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the Helix Articles which govern our pre-business combination behavior more easily than some other SPACs, and this may increase our ability to complete a business combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of the Helix Articles.

The Sponsor, officers and directors agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Helix Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete the our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our Public Shareholders with the opportunity to redeem their Helix Class A Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of taxes paid or payable), divided by the number of then outstanding Public Shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, officers, directors or director nominees for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

We may be unable to obtain additional financing to complete the Business Combination or to fund the operations and growth of BBOT which could compel us to restructure or abandon the Business Combination.

If the PIPE Investment plus the funds retained in the Trust Account, net of redemptions, are not sufficient to meet the Minimum Cash Condition, and if BBOT does not waive such condition, we may be required to seek additional financing to complete the Business Combination (which financing will be subject to BBOT’s consent pursuant to the terms of the Business Combination Agreement). We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete the Business Combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. Further, we may be required to obtain additional financing in connection with the Closing for general corporate purposes, including for maintenance or expansion of operations of PubCo, the payment of principal or interest due on indebtedness incurred in completing the Business Combination, or to fund the purchase of other companies. If we are unable to complete the Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after the Business Combination.

We may not be able to complete the Business Combination since such initial business combination may be subject to regulatory review and approval requirement, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties choose not to file voluntarily. If CFIUS determines that an investment subject to its jurisdiction presents national security risks, CFIUS has the power to require mitigation measures on the investment or can recommend that the President prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

Helix and the Sponsor are incorporated in the Cayman Islands. The Sponsor owns 21.2% of the issued and outstanding Helix Ordinary Shares. The Sponsor is exclusively “controlled” for CFIUS purposes by Ms. Chen, who is a U.S. citizen, and thus we do not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations. Involvement of any non-U.S. persons in the Business Combination (e.g., as existing shareholders of a target company or as PIPE investors) may increase the risk that the Business Combination becomes subject to regulatory review, including review by CFIUS. If the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the transaction without notifying CFIUS and risk CFIUS intervention, before or after closing the transaction. If CFIUS were to review the Business Combination, CFIUS may decide to block or delay the Business Combination, impose conditions with respect to the Business Combination, recommend that the President of the United States order us to divest all or a portion of the U.S. target business of the Business Combination that we acquired without first obtaining CFIUS approval, or impose penalties if CFIUS believes that a mandatory notification requirement applied and was not met. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the completion window may require us to liquidate. If we are unable to consummate the Business Combination within the completion window, including as a result of extended regulatory review of the Business Combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment.

Helix and BBOT will incur significant transaction and transition costs in connection with the Business Combination.

Helix and BBOT have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and PubCo will experience recurring costs related to operating as a public company following the consummation of the Business Combination. PubCo may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Helix may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Helix’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected time frame, which may adversely affect Helix’s and BBOT’s respective businesses, financial condition and results of operation.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Helix Class A Shares and/or PubCo Common Shares may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Helix Class A Shares prior to the Closing may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Helix Shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the Redemption Price of the Public Shares and will not be adjusted to reflect any changes in the market price of Helix Class A Shares, the market value of PubCo Common Stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, the PubCo Common Stock will not have any redemption rights like the Public Shares had and fluctuations in the price of PubCo Common Stock could contribute to the loss of all or part of your investment. The trading price of PubCo Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Helix’s, BBOT’s, or PubCo’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of Helix Class A Shares and PubCo Common Stock. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment in Helix Class A Shares and PubCo Common Stock, and such securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Helix Class A Shares or PubCo Common Stock may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of PubCo Common Stock irrespective of PubCo’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to PubCo could depress PubCo’s share price regardless of PubCo’s business, prospects, financial conditions or results of operations. A decline in the market price of PubCo’s securities also could adversely affect PubCo’s ability to issue additional securities and PubCo’s ability to obtain additional financing in the future.

PubCo’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what PubCo’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of PubCo. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Helix under the circumstances. WithumSmith+Brown, PC, our independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for Helix’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of Helix. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per Public Share.

The completion of the Business Combination is subject to certain closing conditions under the Business Combination Agreement, including those relating to the PIPE Investment, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that Helix Shareholder Approval is not obtained, the failure to meet the Minimum Cash Condition, the failure to close the PIPE Investment and the failure to obtain approval for listing of PubCo Common Stock on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other closing conditions are not satisfied.

The completion of the Business Combination is conditioned on, among other things, the Helix Closing Cash being equal to at least $400 million, which is the sum of the amount of cash available in the Trust Account at Closing (after giving effect to any redemptions) plus the aggregate cash proceeds actually received in respect of the PIPE Investment. The Closing is also conditioned on the closing of the PIPE Investment in accordance with the Subscription Agreements. Either Helix or BBOT may agree to waive, in whole or in part, the conditions to its obligations to consummate the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by each of the parties’ organizational documents and applicable laws. Even if Helix and BBOT choose to waive the condition of the closing of the PIPE, failure to close the PIPE could make the Minimum Cash Condition harder to achieve, unless BBOT also agrees to waive the Minimum Cash Condition.

If Helix does not complete the Business Combination, Helix could be subject to various risks, including:

•        the parties may be liable for damages to one another for the willful breach of contract or fraud pursuant to the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of the Public Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of Helix management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of Helix management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the Helix Shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require Helix to agree to amend the Business Combination Agreement, to consent to certain actions taken by BBOT, or to waive rights that Helix is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of BBOT’s business, a request by BBOT to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on BBOT’s business. In any of such circumstances, it would be at Helix’s discretion, acting through the Helix Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Helix and Helix Shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Helix does not believe there will be any changes or waivers that Helix management would be likely to make after Helix Shareholder Approval has been obtained. While certain changes could be made without further Helix Shareholders’ approval, Helix will circulate a new or amended proxy statement/prospectus and re-solicit Helix Shareholders if changes to the terms of the transaction that would have a material impact on Helix Shareholders are required prior to the vote on the Business Combination Proposal.

During the pendency of the Business Combination, Helix will not be able to enter into an agreement with another party because of restrictions in the Business Combination Agreement. If the Business Combination is not completed, those restrictions may make it harder for Helix to complete an alternate business combination before its liquidation date.

While the Business Combination Agreement is in effect, neither Helix nor BBOT may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other Business Combination, with any third party, even though any such alternative acquisition could be more favorable to their respective shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult for Helix to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

Helix (or PubCo) will not have any right to make damage claims against BBOT for the breach of any representation, warranty or covenant made by BBOT in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, Helix (or PubCo) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by BBOT at the time of the Business Combination.

We may not have sufficient funds to satisfy indemnification claims of the Sponsor, Cormorant, directors and officers.

We have agreed to indemnify the Sponsor, Cormorant and our officers and directors to the fullest extent permitted by law. However, the Sponsor, Cormorant and our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify the Sponsor, Cormorant and our officers and directors may discourage shareholders from bringing a lawsuit against the Sponsor, Cormorant and our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against the Sponsor, Cormorant and our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and Helix to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine and to imprisonment for five years in the Cayman Islands.

Helix’s officers and directors may negotiate employment and consulting agreements with BBOT, and the Business Combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.

Helix’s officers and directors may be able to remain with PubCo after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with BBOT in connection with the Business Combination. Other than the expectation that Bihua Chen will serve as a director nominee of PubCo following the completion of the Business Combination and will be entitled to compensation for her service as a director when and as determined by the PubCo Board, PubCo and BBOT have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with Helix’s officers and directors, such negotiations could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the Business Combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in completing the Business Combination, subject to their fiduciary duties under Cayman Islands law.

Members of our management team and board of directors have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.

During the course of their careers, members of our management team and board of directors have had significant experience as board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.

Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.

Nasdaq may delist our Helix Class A Shares from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our Helix Class A Shares are listed on Nasdaq. We cannot assure you that our Helix Class A Shares will continue to be listed on Nasdaq prior to the Closing. In order to continue listing our securities on Nasdaq prior to the Business Combination, we must maintain certain financial, distribution and share price levels. Generally, following our IPO, we must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of our securities (generally 400 public holders). Additionally, in connection with the Business Combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, unless we decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our Helix Class A Shares from trading on its exchange and we are not able to list our Helix Class A Shares on another national securities exchange, we expect our Helix Class A Shares could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Helix Class A Shares;

•        reduced liquidity for our Helix Class A Shares;

•        a determination that our Helix Class A Shares are a “penny stock” which will require brokers trading in our Helix Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Helix Class A Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Helix Class A Shares are listed on Nasdaq, our Helix Class A Shares will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our Helix Class A Shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

Risks Related to the Domestication

The Domestication may result in adverse tax consequences for holders of Helix Class A Shares.

As discussed in “Material U.S. Federal Income Tax Considerations” below, the Domestication is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as Helix, this result is not entirely clear. If the Domestication fails to qualify a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. holder of Helix Class A Shares generally would recognize gain or loss with respect to its Helix Class A Shares in an amount equal to the difference, if any, between the fair market value of the corresponding PubCo Common Stock received in the Domestication and the U.S. holder’s adjusted tax basis in its Helix Class A Shares surrendered in exchange therefor.

Even if the Domestication qualifies as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F), U.S. holders can be subject to the PFIC rules and the rules under Section 367(b) of the Code. Additionally, regardless of the tax-treatment of the Domestication, non-U.S. holders may become subject to withholding tax on any amounts treated as dividends paid on PubCo Common Stock after the Domestication.

For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations.” If you are a holder exchanging Helix Class A Shares in the Domestication, you are urged to consult your tax advisor to determine the tax consequences thereof.

Upon consummation of the Business Combination, the rights and obligations of a PubCo stockholder will be governed by Delaware law and may differ from the rights and obligations of Helix Shareholders under Cayman Islands law.

Following the Domestication, domesticated Helix, which we refer to herein as “PubCo”, will be a Delaware corporation. Accordingly, its corporate structure as well as the rights and obligations of the holders of PubCo Common Stock may be less favorable to the rights of holders of Helix Class A Shares arising under Cayman Islands law and the Helix Articles. For a more detailed description of the rights of holders of PubCo Common Stock and how they may differ from the rights of holders of Helix Class A Shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The forms of the PubCo Organizational Documents are attached as Annex I and Annex J to this proxy statement/prospectus, and you are urged to read them.

Anti-takeover provisions in the PubCo Charter and PubCo Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of BBOT or changes in BBOT’s management and, therefore, depress the market price of PubCo Common Stock.

The PubCo Charter and PubCo Bylaws that will be in effect following the Business Combination contain provisions that could depress the market price of PubCo Common Stock by acting to discourage, delay or prevent a change in control of PubCo or changes in PubCo’s management that the stockholders of PubCo may deem advantageous. These provisions, among other things, include:

•        a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•        a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of PubCo stockholders;

•        a requirement that special meetings of stockholders be called only by PubCo’s board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•        advance notice requirements for stockholder proposals and nominations for election to PubCo’s board of directors;

•        a requirement that no member of PubCo’s board of directors may be removed from office by PubCo’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of PubCo’s voting stock then entitled to vote in the election of directors;

•        a requirement of approval of not less than two-thirds of all outstanding shares of PubCo’s voting stock to amend any bylaws by stockholder action; and

•        the authority of BBOT’s board of directors to issue preferred stock on terms determined by PubCo’s board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL) prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of PubCo’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of the PubCo Charter, PubCo Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for PubCo’s stockholders to receive a premium for their shares of PubCo capital stock and could also affect the price that some investors are willing to pay for PubCo Common Stock.

The PubCo Bylaws that will be in effect following the Business Combination will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by PubCo’s stockholders, which could limit PubCo’s stockholders’ ability to obtain a favorable judicial forum for disputes with PubCo or PubCo’s directors, officers, or employees.

The PubCo Bylaws that will be in effect following the Business Combination will provide that, unless PubCo consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on PubCo’s behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of PubCo’s current or former directors, officers, and employees to PubCo or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the PubCo Charter or the PubCo Bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The PubCo Bylaws further provide that, unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the PubCo Bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of PubCo common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived PubCo’s compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision that will be in the PubCo Bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses that will be in the PubCo Bylaws may limit PubCo’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with PubCo or PubCo’s directors, officers or employees, which may discourage such lawsuits against PubCo and its directors, officers and employees even though an action, if successful, might benefit PubCo’s stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce PubCo’s Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, PubCo may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to PubCo than PubCo’s stockholders.

Risks Related to the Post-Business Combination Company

Subsequent to our Closing, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Although Helix has conducted due diligence on BBOT, we cannot assure you that this diligence revealed all material issues that may be present in BBOT, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Helix’s or PubCo’s control will not later arise. As a result, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Helix’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that PubCo reports charges of this nature could contribute to negative market perceptions about PubCo or its securities. In addition, charges of this nature may cause PubCo to violate net worth or other covenants to which it may be subject. Accordingly, any Helix Shareholder who chooses to remain a stockholder of PubCo following the Business Combination could suffer a reduction in the value of their shares.

Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Helix’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

The Business Combination and our structure thereafter may not be tax-efficient to our shareholders. As a result of our business combination, our tax obligations may be more complex, burdensome and/or uncertain.

Although we are attempting to structure the Business Combination in a tax-efficient manner, tax structuring considerations are complex, the relevant facts and law are uncertain and may change, and we may prioritize commercial and other considerations over tax considerations. For example, in connection with the Business Combination, we intend to effect the Domestication of Helix to Delaware. We do not intend to make any cash distributions to shareholders to pay taxes in connection with the Business Combination or thereafter. Accordingly, a shareholder may need to satisfy any liability resulting from the Business Combination with cash from its own funds or by selling all or a portion of the shares received. In addition, shareholders may also be subject to additional income, withholding or other taxes with respect to their ownership of us after the Business Combination.

Following the consummation of the Business Combination, PubCo’s only significant asset will be its ownership interest in BBOT and such ownership may not be sufficient to pay dividends or make distributions or loans to enable PubCo to pay any dividends on PubCo Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, PubCo will have no direct operations and no significant assets other than its ownership of BBOT. PubCo will depend on BBOT for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to PubCo Common Stock. The financial condition and operating requirements of BBOT may limit PubCo’s ability to obtain cash from BBOT. The earnings from, or other available assets of, BBOT may not be sufficient to pay dividends or make distributions or loans to enable PubCo to pay any dividends on PubCo Common Stock or satisfy its other financial obligations. This lack of diversification may subject PubCo to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which PubCo may operate subsequent to the Business Combination

There are risks to Public Shareholders of becoming stockholders of PubCo through the Business Combination rather than acquiring securities of PubCo directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of an outside independent review of PubCo’s, BBOT’s and Helix’s respective finances and operations typically performed in an initial public securities offering. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for material misstatements or omissions in a registration statement filed with the SEC in connection with the public offering. As no such review has been or will be conducted in connection with the Business Combination, Helix Shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an underwriter in a public securities offering.

In addition, the Sponsor, Cormorant, and Helix’s officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of unaffiliated Helix Shareholders. Such interests may have influenced Helix’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See the section entitled “Certain Interests of Helix’s Directors and Officers, Sponsor, and Others in the Business Combination.”

The process of taking a company public by means of a Business Combination with a SPAC is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the Registration Statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the target company’s business, financial condition and results of operations. Going public via a Business Combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.

In addition, going public via a Business Combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the target company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the Business Combination. The process of establishing the value of a company in a SPAC Business Combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the Closing. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve one or more Condition Precedent Proposals, the Helix Board will not have the ability to adjourn the EGM to a later date in circumstances where such adjournment is necessary or desirable.

If, at the EGM, the Helix Board determines that it would be necessary or desirable to adjourn the EGM to give Helix more time to consummate the Business Combination for whatever reason (such as if a Condition Precedent Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the Helix Board will seek approval to adjourn the EGM to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present, the Helix Board will not have the ability to adjourn the EGM to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed.

General Risk Factors

We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact our business. Trade disputes could also adversely impact supply chains which could now or in the future increase costs for us or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. We are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets and to our business.

The 1% excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Business Combination, hinder our ability to consummate the Business Combination, and decrease the amount of funds available for distribution.

On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax applies only to stock repurchases occurring in 2023 and beyond. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by the repurchasing corporation during the same taxable year. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.

On December 27, 2022, the U.S. Department of the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.

As provided in the Business Combination Agreement, the redemption of Helix Class A Shares in connection with the Business Combination will take place at a time when we are a Cayman Islands exempted company. Furthermore, on April 12, 2024, the U.S. Department of Treasury published proposed regulations clarifying many aspects of the excise tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in an F reorganization (as defined below in “Material U.S. Federal Income Tax Considerations — Tax Treatment of the Domestication — F Reorganization”), the corporation is not treated as a U.S. corporation until the day after the reorganization. Therefore, subject to the timing of the redemption of Helix Class A Shares, we believe that the excise tax will not apply given that we will not be a “covered corporation” within the meaning of the Inflation Reduction Act at the time of the redemption of Helix Class A Shares. Although these proposed regulations are not final, taxpayers generally may rely on them until final regulations are issued.

However, the U.S. Department of Treasury has been given authority to provide proposed and final regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. If our interpretation related to the existing provision of the excise tax is not correct or if future guidance were to treat us as a covered corporation for purposes of the excise tax, then it is possible that the excise tax will apply to any redemptions of the Helix Class A Shares after December 31, 2022, including redemptions in connection with the Business Combination or any other initial business combination, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the excise tax. In the event the excise tax applies, issuances of stock in connection with the Business Combination, issuances of securities in connection with the PIPE Investment at the time of the Business Combination and any other equity issuances (whether in connection with the Business Combination or otherwise) issued in the same taxable year of a redemption may reduce the amount of the excise tax in connection with redemptions at such time under the netting rule.

Helix is, and we expect that PubCo will be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Helix is, and we expect that PubCo will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Helix Class A Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, Helix is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, PubCo will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). PubCo will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or BBOT’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If PubCo is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that PubCo will remain a smaller reporting company after the Closing. To the extent that PubCo takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs will be governed by the Helix Articles, the Cayman Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as Public Shareholders of a U.S. company.

The Helix Articles provide that the courts of the Cayman Islands will be the exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

The Helix Articles provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Helix Articles or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Cayman Companies Act or the Helix Articles; or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Helix Articles will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

The Helix Articles also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the Helix Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

Recent increases in inflation in the United States and elsewhere could make it more difficult for us to complete the Business Combination.

Recent increases in inflation in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, or other national, regional or international economic disruptions, any of which could make it more difficult for us to complete the Business Combination.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to Helix and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of Helix, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

THE EXTRAORDINARY GENERAL MEETING

Helix is furnishing this proxy statement/prospectus to Helix’s shareholders as part of the solicitation of proxies by the Helix Board for use at the EGM to be held at [•], Eastern Time on [•], 2025, and at any adjournment thereof. This proxy statement/prospectus provides Helix’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the EGM.

Date, Time and Place

The EGM will be held at [•] a.m., Eastern Time, on [•], 2025. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the Helix Articles, the physical location of the EGM will be the offices of White & Case LLP, Helix’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020.

Purpose of the EGM

At the EGM, Helix is asking holders of Helix Ordinary Shares to consider and vote upon the following proposals:

•        the Business Combination Proposal;

•        the Domestication Proposal;

•        the Stock Issuance Proposal;

•        the Organizational Documents Proposal;

•        the Advisory Organizational Documents Proposals;

•        the Incentive Plan Proposal;

•        the ESPP Proposal; and

•        the Adjournment Proposal (if presented).

Recommendation of the Helix Board of Directors

The Transaction Committee, with the advice and assistance of representatives of Lincoln, Latham, and its other advisors, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby.

After careful consideration, the Transaction Committee unanimously (i) determined that the terms and conditions of the Business Combination Agreement, each ancillary agreement, and the Business Combination were fair, advisable, and in the best interests of Helix and its shareholders and (ii) recommended that the Helix Board approve the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby.

On the same day, after careful consideration and based in part on the unanimous recommendation of the Transaction Committee, the Helix Board unanimously determined that the Business Combination is fair, advisable, and in the best interests of Helix and its shareholders, and approved and adopted the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby. The Business Combination was not structured to require the approval of at least a majority of Helix’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The Helix Board believes that each of Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of Helix and its shareholders and recommends that Helix Shareholders vote “FOR” each proposal being submitted to a vote of the Helix Shareholders at the EGM.

For a more complete description of the Transaction Committee’s and the Helix Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Transaction Committee and the Helix Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The Transaction Committee’s and the Helix Board’s Reasons for the Approval of the Business Combination”.

Registering for the EGM

Any shareholder wishing to attend the meeting should register for the meeting by [•], Eastern Time, on [•], 2025 by contacting [•].

Record Date; Who is Entitled to Vote

Helix has fixed [•], 2025 as the Record Date for the EGM. Shareholders of Helix at the close of business on the Record Date are entitled to vote on matters that come before the EGM. Each share is entitled to one vote. The shareholder may only vote his, hers, or its shares of he, she, or it is present in person or is represented by proxy at the EGM.

As of the Record Date, the Sponsor, Cormorant and other Helix Insiders held of record and were entitled to vote an aggregate of 7,509,000 Helix Ordinary Shares. The Helix Ordinary Shares held by such persons currently constitute approximately 31.9% of the outstanding Helix Ordinary Shares. Pursuant to the Helix Support Agreement, the Sponsor, Cormorant, and the other Helix Insiders have agreed to vote any Helix Ordinary Shares held by them as of the Record Date in favor of the Business Combination, including voting in favor of each Condition Precedent Proposal. However, to the extent that Sponsor, Cormorant, and other Helix Insiders or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Quorum

A quorum of Helix’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of one or more shareholders holding one-third of the issued and outstanding Helix Ordinary Shares entitled to vote at such meeting constitutes a quorum at the EGM.

Voting Power; Abstentions and Broker Non-Votes; Record Date

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a shareholder fails to return a proxy card and does not attend the EGM in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the EGM. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not constitute votes cast at the EGM and therefore will have no effect on any of the proposals as a matter of Cayman Islands law.

Vote Required for Approval

The following votes are required to approve each Proposal:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Domestication Proposal:    Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding Helix Class B Shares who, being present in person or represented by proxy and entitled to vote thereon at the EGM, vote at the EGM. The holders of the Helix Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48 of the Helix Articles.

•        Stock Issuance Proposal:    Approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Organizational Documents Proposal:    Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Advisory Organizational Documents Proposals:    Approval of each Advisory Organizational Documents Proposal requires an ordinary resolution on a non-binding and advisory only basis, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Helix, the Helix Board, BBOT or PubCo Board.

•        Incentive Plan Proposal:    Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        ESPP Proposal:    Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Director Election Proposal:    Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM.

Voting Your Shares

Shareholders of Record

If you are a shareholder of record, you may vote by mail or at the EGM. Each Helix Ordinary Share that you own in your name entitles you to one vote on each of the proposals on which you are entitled to vote at the EGM. Your one or more proxy cards show the number of Helix Ordinary Shares that you own.

Voting by Mail.    You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing and dating the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the EGM in the manner you indicate. We encourage you to sign, date and return the proxy card even if you plan to attend the EGM so that your shares will be voted if you are unable to attend the EGM. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our Board. Our Board unanimously recommends voting “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Advisory Organizational Documents Proposals, “FOR” the approval of the Incentive Plan, “FOR” the approval of the ESPP Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented, to the EGM. Votes submitted by mail must be received by the close of business, New York City time, on [•], 2025.

Voting at the EGM.    If you attend the EGM, you may also submit your vote at the EGM via the EGM website at http://www.cstproxy.com/[•], in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the EGM.

Beneficial Owners

Beneficial owners of shares held in street name may instruct their bank, broker, or other nominee how to vote their shares. Beneficial owners should refer to the materials provided to them by their bank, broker, or other nominee for information on communicating these voting instructions. Beneficial owners may not vote their shares in person at the EGM unless they obtain a legal proxy from the shareholder of record, present it to the inspector of election at the EGM, and produce valid identification. Beneficial owners should contact their bank, broker, or other nominee for instructions regarding obtaining a legal proxy.

Who Can Answer Your Questions About Voting Your Shares

If you have questions about the EGM or how to vote your shares, you should contact:

Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02116

or:

[•]

You may also obtain additional information about Helix from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Continental at the address below prior to the vote at the EGM. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Tel: (212) 509-4000
Attention: SPAC Redemptions Team
Email: spacredemptions@continentalstock.com

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet, or in person. Helix has engaged [•] to assist in the solicitation of proxies. Helix has agreed to pay [•] a fee of $[•], plus disbursements.

If a shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the EGM. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting — Proxy Solicitation”.

Revoking Your Proxy

If you are a Helix Shareholder of record, you may revoke your proxy at any time before it is voted at the EGM by:

•        timely delivering a written revocation letter to the General Counsel of Helix;

•        signing and returning by mail a proxy card with a later date so that it is received prior to the EGM; or

•        attending the EGM and voting electronically by visiting the website established for that purpose at https://[•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the EGM will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Helix Shareholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Redemption Rights

Pursuant to the Helix Articles, a Public Shareholder (other than the Sponsor, Cormorant, and the Helix Insiders) may request that Helix redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•], 2025 (which date is two business days before the scheduled vote at the EGM), (A) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the

Public Shares for which redemption is requested, that Helix redeem all or a portion of their Public Shares for cash and (B) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares (other than the Sponsor, Cormorant, and the Helix Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to Helix to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2025).

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Helix Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Helix cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the Helix Class A Shares when Public Shareholders wish to sell their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline to submitting redemption requests and thereafter, with Helix’s consent, until the Closing. If a holder delivers his, her or its Public Shares for redemption to Continental and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that Continental return the shares (physically or electronically).

Any written demand of redemption rights must be received by Continental prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental prior to the deadline for submitting redemption requests.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 20% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 20% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.

As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 68.1% of the issued and outstanding Helix Ordinary Shares. Even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 68.1% of the Helix Ordinary Shares prior to the Business Combination to owning approximately 18.3% of the total outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Cormorant and other Helix Insiders, BBOT Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. See “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination and due to future issuances of equity awards to BBOT employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of PubCo.”

Appraisal Rights and Dissenters’ Rights

Helix’s shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. Helix’s shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Potential Purchases of Public Shares

At any time prior to the EGM, subject to applicable securities laws (including with respect to material non-public information), the Helix Insiders or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, other than the Non-Redemption Agreements entered into concurrently with the Business Combination Agreement (which do not provide any consideration to the Non-Redeeming Holders in connection with their Non-Redemption Agreements), the Helix Insiders and their affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Helix Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        if the Helix Insiders or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        if the Helix Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such shares would not be voted in favor of approving the Business Combination;

•        the Helix Insiders and their affiliates would not possess any redemption rights with respect to our Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we would disclose in a Form 8-K, before the EGM to approve the Business Combination, the following material items:

•        the amount of our Public Shares purchased outside of the redemption offer by the Helix Insiders or their affiliates, along with the purchase price;

•        the purpose of the purchases by the Helix Insiders or their affiliates;

•        the impact, if any, of the purchases by the Helix Insiders or their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of our security holders who sold to the Helix Insiders or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Helix Insiders or their affiliates; and

•        the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Structure of the Business Combination

General Overview

On February 28, 2025, Helix, entered into the Business Combination Agreement with BBOT and Merger Sub. The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein which include — but are not limited to — obtaining the required shareholder approval, following the Domestication, Merger Sub will merge with and into BBOT, with BBOT surviving as a wholly-owned subsidiary of Helix.

Domestication

Prior to and as a condition of the Closing, pursuant to the Domestication, Helix will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL, and Part XII of the Cayman Companies Act. For more information, see the subsection of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal”.

Sponsor Forfeited Shares and Class B Share Conversion

Immediately prior to the Domestication, (1) Helix will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn, (2) the Sponsor will, effective as of immediately prior to the Domestication and conditioned upon the Closing, surrender and forfeit to Helix the Sponsor Forfeited Shares, and (3) the Class B Conversion will occur. At the effective time of the Domestication, each outstanding Helix Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including Helix Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of PubCo Common Stock.

Closing

Following the Domestication, Merger Sub will be merged with and into BBOT, as a result of which BBOT will be the surviving company and a wholly-owned subsidiary of Helix.

The following diagrams illustrate in simplified terms the current structure of Helix and BBOT, the Merger and the expected structure of BBOT immediately following the Closing.

Simplified Pre-Combination Structure

The Domestication

The Merger

Simplified Post-Combination Structure

____________

+       Includes certain investment vehicles managed by Cormorant.

*        Includes the Sponsor, certain investment vehicles managed by Cormorant, and Helix’s independent directors and advisor.

**      Previously Helix Acquisition Corp. II before the Domestication.

Ownership of PubCo after the Closing

The following tables illustrate estimated ownership levels in PubCo, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. In the following tables, the No Redemptions Scenario and Minimum Cash Condition Redemptions Scenario each assume that the $400.0 million Minimum Cash Condition is satisfied through a combination of the approximately $260.9 million PIPE Investments and retained funds in the Trust Account. The 75% Redemptions Scenario and Maximum Redemptions Scenario each represent redemptions in excess of the amount required to meet the Minimum Cash Condition and assume that BBOT, in its sole discretion, waives the Minimum Cash Condition. It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM.

The following table excludes the dilutive effect of PubCo Options.

	Pro Forma Combined
	No Redemptions Scenario		Minimum Cash Condition Redemptions Scenario		75% Redemptions Scenario**		Maximum Redemptions Scenario**
	Shares	%	Shares	%	Shares	%	Shares	%
Helix Public Shareholders (excluding Cormorant)(1)	16,000,000	18.3%	10,899,392	13.3%	4,338,175	5.8%	450,900	*
Sponsor and Cormorant(2)	18,156,548	20.8%	18,156,548	22.1%	17,580,098	23.4%	17,238,572	24.3%
Helix Independent Directors and Advisor(3)	120,000	*	120,000	*	120,000	*	120,000	*
BBOT Stockholders (excluding Cormorant)(4)	35,581,624	40.8%	35,581,624	43.3%	35,581,624	47.4%	35,581,624	50.2%
PIPE Investors (excluding Cormorant)(5)	17,431,939	20.0%	17,431,939	21.2%	17,431,939	23.2%	17,431,939	24.7%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	87,290,111	100.0%	82,189,503	100.0%	75,051,836	100.0%	70,823,035	100.0%

____________

*        Less than 1%.

**      Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Amount includes 4,193,469 Founder Shares held by the Sponsor, 509,000 Helix Class A Shares held by Sponsor, 2,400,000 Helix Class A Shares held by Cormorant, 7,032,829 shares purchased by Cormorant as part of the PIPE Investment, and 4,021,250 shares from BBOT ownership held by Cormorant. This amount includes the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(3)      Amount includes 30,000 Founder Shares held by each of Helix’s independent directors and advisor.

(4)      Amount includes 39,602,874 shares of PubCo Common Stock issued to BBOT Stockholders less 4,021,250 shares that will be held by Cormorant, which are presented in the row labeled “Sponsor and Cormorant”. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically 3,630,360 PubCo Options issued to BBOT optionholders.

(5)      Amount includes the estimated shares of PubCo Common Stock to be issued to the PIPE Investors of 24,464,768, using the Estimated Redemption Price of approximately $10.66 per share, less the 7,032,829 shares to be purchased by Cormorant as part of the PIPE Investment (which are presented in the row labeled “Sponsor and Cormorant”).

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all PubCo Options for cash, which will each be exercisable for one share of PubCo Common Stock at a price of approximately $10.66 per share (based on the Estimated Consideration Ratio).

	Pro Forma Combined, Including Dilutive Instruments
	No Redemptions Scenario		Minimum Cash Condition Redemptions Scenario		75% Redemptions Scenario**		Maximum Redemptions Scenario**
	Shares	%	Shares	%	Shares	%	Shares	%
Helix Public Shareholders (excluding Cormorant)(1)	16,000,000	17.6%	10,899,392	12.7%	4,338,175	5.5%	450,900	*
Sponsor and Cormorant(2)	18,156,548	20.0%	18,156,548	21.2%	17,580,098	22.3%	17,238,572	23.2%
Helix Independent Directors and Advisor(3)	120,000	*	120,000	*	120,000	*	120,000	*
BBOT Stockholders (excluding Cormorant)(4)	35,581,624	39.1%	35,581,624	41.5%	35,581,624	45.2%	35,581,624	47.8%
PIPE Investors (excluding Cormorant)(5)	17,431,939	19.2%	17,431,939	20.3%	17,431,939	22.2%	17,431,939	23.4%
PubCo Options	3,630,360	4.0%	3,630,360	4.2%	3,630,360	4.6%	3,630,360	4.9%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	90,920,471	100.0%	85,819,863	100.0%	78,682,196	100.0%	74,453,395	100.0%

____________

*        Less than 1%.

**      Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Amount includes 4,193,469 Founder Shares held by the Sponsor, 509,000 Helix Class A Shares held by Sponsor, 2,400,000 Helix Class A Shares held by Cormorant, 7,032,829 shares purchased by Cormorant as part of the PIPE Investment, and 4,021,250 shares from BBOT ownership held by Cormorant. This amount includes the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(3)      Amount includes 30,000 Founder Shares held by each of Helix’s independent directors and advisor.

(4)      Amount includes 39,602,874 shares of PubCo Common Stock issued to BBOT Stockholders less 4,021,250 shares that will be held by Cormorant, which are presented in the row labeled “Sponsor and Cormorant”. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically 3,630,360 PubCo Options issued to BBOT optionholders.

(5)      Amount includes the estimated shares of PubCo Common Stock to be issued to the PIPE Investors of 24,464,768, using the Estimated Redemption Price of approximately $10.66 per share, less the 7,032,829 shares to be purchased by Cormorant as part of the PIPE Investment (which are presented in the row labeled “Sponsor and Cormorant”).

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what PubCo’s share ownership will be after the Closing. Helix and BBOT cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 68.1% of the issued and outstanding Helix Ordinary Shares.

As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 68.1% of the Helix Ordinary Shares prior to the Business Combination to owning approximately 18.3% of the total outstanding PubCo Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Cormorant and other Helix Insiders, BBOT Stockholders and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination and due to future issuances of equity awards to BBOT employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of PubCo.”

Background of the Business Combination

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every correspondence among representatives of Helix and BBOT. Representatives of Helix and Cormorant involved in the discussions and negotiations referenced herein included one or more of Bihua Chen, Helix’s Chairwoman and Chief Executive Officer and the founder of Cormorant, Caleb Tripp, Helix’s Chief Financial Officer, and Raymond Kelleher and Jessica Chen of Cormorant. Representatives of BBOT involved in the discussions and negotiations referenced herein included one or more of Eli Wallace, Chief Executive Officer of BBOT, Pedro Beltran, Chief Scientific Officer of BBOT, Yong Ben, Chief Medical and Development Officer of BBOT, and Idan Elmelech, Senior Vice President, Strategy & Business Development of BBOT.

Helix is a special purpose acquisition company incorporated in the Cayman Islands on June 15, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more businesses. The proposed Business Combination is the result of an extensive search for a potential transaction utilizing the global network and investing and operating experience of Helix’s management team and the Helix Board. The terms of the Business Combination are the result of extensive negotiations between Helix’s management team and representatives of BBOT, each in consultation with its advisors. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

Prior to the consummation of the IPO, Helix had not selected any specific business combination target and had not, nor had anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Helix.

The prospectus for Helix’s IPO states Helix’s intent to identify a company poised to maximize the value of public market access and provide an efficient path through which it can become a public entity. As an affiliate of Cormorant, Helix believes it has benefited from its access to Cormorant’s infrastructure, personnel, network and relationships. Cormorant’s investment team is in regular contact with entrepreneurs, key opinion leaders, management teams, and contacts in the venture capital and investment banking communities to source new deals. They have significant expertise in identifying high quality companies seeking “crossover” (or mezzanine) financing as a stepping stone to public markets.

On February 13, 2024, Helix consummated its IPO, generating total gross proceeds of $184 million. In connection with the IPO, Cormorant indicated an interest to purchase an aggregate of $35 million of Helix Class A Shares in a private placement that would occur concurrently with the consummation of Helix’s initial business combination. However, such indication of interest was not a binding agreement or commitment to purchase.

Following the completion of its IPO, at the direction of the Helix Board, Helix’s management and directors commenced a search for potential business combination targets, leveraging Helix’s and Cormorant’s network of biotech company founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of Helix’s management and directors. As part of the search process, they were also contacted by a number of individuals and entities with respect to business combination opportunities.

Consistent with Helix’s business strategy, Helix’s management and directors sought to identify companies or assets with a significant share of the following characteristics:

•        rigorous science that includes a unique insight or a novel approach coupled to targets with clear, simple therapeutic rationale;

•        compelling data indicating a drug candidate or platform is likely to generate a differentiated therapeutic for patients suffering from serious disease and with unmet need;

•        nimble critical path to generate data that will advance one or more drug candidates through research, clinical, or regulatory milestones and value step-ups;

•        the right management team with requisite experience and skills to develop and commercialize the most compelling drug candidates and that will benefit from our capital, advice, and network; and

•        an attractive valuation that traces to being overlooked as too early, misunderstood due to complex science, or undercapitalized and that can offer near-term liquidity and significant upside for investors.

Helix conducted preliminary due diligence on, and entered into confidentiality agreements with, 50 companies from February 2024 through February 2025, including BBOT, with contemplated post-money valuations ranging from approximately $500 million to $1 billion. These potential acquisition targets were considered by Helix management because they were all in the biotechnology and medical device field and management believed they had a potential scientific or other business advantage or opportunity in the markets in which they operate, had strong and experienced management teams or key personnel, and offered attractive risk-adjusted equity returns for Helix shareholders.

One potential target with which Helix engaged in advanced discussions (“Company A”) was a company developing clinical stage, small molecule targeted oncology drugs. From March 2024 through April 2024, Helix conducted due diligence and analysis regarding Company A’s business and scientific data. In April 2024, members of the Helix management team engaged in discussions with representatives of Company A regarding a potential business combination. On May 8, 2024, Helix management submitted to the board of Company A its proposed non-binding letter of intent to pursue a business combination on terms Helix believed could satisfy one or more of its key criteria for business combination with a response deadline of May 15, 2024. The board of directors of Company A and Helix were unable to reach mutually agreeable terms, and Helix’s offer to enter into the letter of intent expired without further pursuit by Helix.

Helix did not pursue continued discussions with targets other than Company A and BBOT because Helix concluded that these other targets were not suitable business combination opportunities for Helix based on, among other factors, its due diligence indicating that the target businesses did not meet the criteria Helix had established as discussed above. Helix decided to pursue a business combination with BBOT because Helix determined that BBOT represented a compelling opportunity based upon, among other things, Helix’s estimation of the potential scientific or business advantages of BBOT, the potential risk-adjusted equity returns for Helix’s shareholders offered by BBOT, BBOT’s knowledge of the sector within which it operates, the backgrounds and experience of the key personnel of BBOT, the readiness of BBOT to operate as a publicly traded company, and the growth profile of BBOT and its business. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The Transaction Committee’s and Helix Board’s Reasons for the Approval of the Business Combination” for a further discussion of these considerations.

Cormorant was initially introduced to BBOT in January 2024 by Neil Kumar, CEO of BridgeBio Pharma, a publicly traded biopharmaceutical company, in the context of a potential spinout of BBOT from BridgeBio Pharma. Prior to April 2024, BBOT was a majority-owned subsidiary of BridgeBio Pharma. On January 28, 2024, Raymond Kelleher and Bihua Chen of Cormorant and Mr. Kumar of BridgeBio Pharma reviewed the preclinical data for each of the assets in BBOT’s pipeline and discussed its potential clinical development strategy. In April 2024, Cormorant invested $35 million in the BBOT Series B Financing, which raised $200 million at a fully-diluted pre-money valuation of $125 million including a 10% unallocated option pool included in the post-money capitalization. At the time of Cormorant’s Series B investment, Helix did not consider BBOT to be a potential Helix target, as all of its programs were preclinical without imminent clinical catalysts. As a result of its Series B investment, Cormorant currently holds approximately 9.3% of the issued and outstanding equity securities of BBOT on a fully-diluted basis, has appointed a designee to the board of directors of BBOT, and has board observer rights.

In late 2024, in light of clinical data emerging at an accelerated timeline, Helix management team started considering BBOT as a potential target candidate because BBOT’s product candidates were further along in development and BBOT satisfied more of Helix’s key criteria for a business combination target. Helix learned that BBOT was considering raising additional financing in 2025, including “crossover” (or mezzanine) financing or potentially a traditional initial public offering. On December 16, 2024, members of the Helix management team engaged in preliminary discussions with Dr. Wallace regarding a potential business combination. On December 17, 2024, Dr. Wallace met with Ms. Chen following the fourth quarter board of directors meeting of BBOT and she reiterated Helix’s interest in a potential business combination.

Following such initial discussions, on December 26, 2024, Ms. Chen informed the Helix Board of the possibility of a business combination between Helix and BBOT. The Helix Board discussed the merits of the proposed business combination. Following the discussion, the Helix Board directed Helix management to submit a non-binding term sheet to BBOT.

From mid-December through mid-January, BBOT provided representatives of Helix with certain initial business, operational and financial due diligence and data with respect to BBOT and its business, and representatives of Helix held multiple telephonic and videoconference meetings with representatives of BBOT to discuss BBOT’s business.

On December 30, 2024, representatives of Helix provided representatives of BBOT with a draft, non-binding term sheet with respect to the potential business combination, which provided for a $490 million pre-transaction equity value of BBOT, expected aggregate capital at closing of $400 million including the combined contributions of the Trust Account and a concurrent PIPE Investment (with $75 million of PIPE Investment to be provided by Cormorant). In preparing its initial offered terms, Helix selected and proposed a pre-transaction equity value based upon a step up from the post-money valuation of the BBOT Series B Financing round in May 2024. Helix derived the pre-transaction equity value proposed by considering the clinical progress that had been made since the BBOT Series B Financing and the relative valuations for similar clinical stage companies contemplating initial public offerings in 2025.

Following Helix’s submission of a non-binding term sheet, Dr. Kelleher recused himself from all BBOT Board discussions pertaining to the potential business combination with Helix. Additionally, on January 8, 2025, BBOT formed a special transaction committee of its board of directors (the “BBOT Special Committee”) with respect to the potential business combination and related transactions. The BBOT Special Committee consists of all of the members of the BBOT Board except for Dr. Kelleher. The BBOT Special Committee was empowered to, among other things, (i) act as a disinterested body of the BBOT Board as appropriate for the purpose of exploring and evaluating the potential transaction; participate in and direct, with the assistance of BBOT’s management and advisors, the negotiation of the terms and conditions of the proposed transaction; (iii) engage such professional advisors as the BBOT Special Committee determined necessary and advisable; (iv) consider any alternatives to the proposed transaction; and (v) if appropriate, determine to recommend the proposed transaction to the BBOT Board and that the terms and conditions are advisable and in the best interests of BBOT and its stockholders and optionholders.

On January 9, 2025, the BBOT Special Committee held a meeting to discuss the merits and potential timing of a business combination with Helix. The BBOT Special Committee recommended that BBOT management proceed with the transaction based on considerations of BBOT capital needs to progress its programs to inflection points, Helix’s investor base, and uncertain market conditions for alternative fundraising, among other things.

In January 2025, Helix engaged White & Case LLP (“White & Case”) as its legal advisor for the potential transaction and Maples and Calder (Cayman) LLP (“Maples”) as its Cayman Islands legal counsel. Between January 6, 2025 and January 16, 2025, representatives of Helix and White & Case and representatives of BBOT and Goodwin Procter LLP (“Goodwin”), counsel to BBOT, held multiple telephonic meetings and exchanged multiple revised drafts of the non-binding term sheet.

The terms negotiated with respect to the non-binding term sheet included (i) the transaction structure, including the Domestication and Merger; (ii) the Equity Value of the transaction, including proposed adjustments to the Equity Value if the parties’ transaction expenses exceed a specified threshold to be determined (which term was ultimately rejected) and proposed adjustments to the Equity Value in the event that change of control payments are above a target amount to be specified by the parties in the definitive transaction documentation (which term was ultimately accepted); (iii) the calculation of the Aggregate Merger Consideration, including whether such amount would be based on a $10.00 per share price or the Redemption Price; (iv) (x) the size and per share price of a proposed PIPE financing, whether to subject PIPE investors to a lock-up, and Cormorant’s commitment to participate in such financing and (y) related non-redemption commitments, including a non-redemption commitment from Cormorant; (v) whether to subject a portion of the merger consideration to be paid to BBOT Stockholders to a share price-based earnout, with targets at trading prices equaling $12.50, $15.00, and $17.50 (the parties ultimately determined not to include an earnout following negotiation); (vi) the following forfeitures by the Sponsor: (x) a share forfeiture if the Helix Closing Cash is less than $400 million, which was incorporated into the definitive transaction documents as the Sponsor Contributed Shares, and (y) after the calculation of the merger consideration was revised to use the Redemption Price rather than a flat $10.00 per share price, a share forfeiture to ensure that there is no additional dilution to BBOT Stockholders due to such change, which was incorporated into the definitive transaction documents as the Sponsor Forfeited Shares; (vii) registration rights of the parties; (viii) BBOT delivering stockholder written consents sufficient to approve the transactions promptly following the execution of definitive transaction agreements versus voting support agreements; (ix) Helix delivering voting support agreements; (x) PubCo’s and BBOT’s assumption of all current indemnification obligations of Helix; (xi) the size of the incentive plan pool (initially set at 15% and reduced to 6%) and ultimately splitting the dilutive effect thereof 50/50 between the pre- and post-money valuations; (xii) conditions to the consummation of the transactions, including whether Helix would be required to maintain at least $5,000,001 of net tangible assets and the size of the Minimum Cash Condition and whether the Minimum Cash Condition would be net of transaction expenses or gross; and (xiii) whether SEC filing fees and fees under the HSR Act would be split equally between Helix and BBOT.

At the direction of the Helix Board, Helix management continued to conduct business, operational and financial due diligence with respect to BBOT, the market for similar companies and the public financing markets in connection with exploring the potential business combination, including through additional discussions with BBOT management and review of financial and scientific data provided by BBOT with respect to its business.

The non-binding term sheet was mutually executed on January 16, 2025. Helix’s decision to execute the term sheet was based on, among other things, the Helix Board’s and management’s belief, based on its analysis, initial due diligence, and the terms of the non-binding term sheet, that BBOT met certain of its key criteria in a business combination target, including, in particular, the fact that BBOT had a diversified pipeline of three drug candidates, rigorous preclinical data packages supportive of the potential of the drug candidates to become differentiated therapeutics for large patient populations suffering from serious disease and unmet need, and developing clinical data.

On January 24, 2025, Leerink Partners sent a draft engagement letter to Helix to act as a placement agent with respect to the potential PIPE Investment.

On January 23, 2025, representatives of Helix, Cormorant, BBOT, Leerink Partners, White & Case, Goodwin, Kirkland & Ellis LLP (“K&E”), counsel to the Placement Agents, WithumSmith+Brown, PC (“Withum”), Helix’s independent registered public accounting firm, and Deloitte & Touche LLP (“Deloitte”), BBOT’s independent registered public accounting firm, conducted a video conference during which the parties and their respective representatives and advisors discussed preliminary matters relating to the timeline and process to signing definitive agreements providing for a potential business combination and the PIPE Investment.

Also on January 23, 2025, Dr. Wallace of BBOT sent an initial draft investor presentation to Helix, Leerink Partners, Deloitte, Withum, White & Case, Goodwin, and K&E. Between January 23, 2025 and February 4, 2025, the parties and their advisors exchanged numerous revised drafts of, and held various calls and meetings to discuss, the investor presentation.

On January 27, 2025, BBOT engaged Piper Sandler as its capital markets advisor.

On January 27, 2025, a meeting of the Helix Board was held via teleconference. Representatives from W&C were present at the meeting. During the meeting, Helix management provided an update on the status of the potential transaction. Ms. Chen disclosed, and the Helix Board discussed and acknowledged, potential conflicts of interests of Ms. Chen with respect to the potential Business Combination as a result of Cormorant’s existing ownership interest in BBOT and the fact that Dr. Kelleher was serving as a director of BBOT (such conflicts are described more fully in the section entitled “— Interests of the Sponsor, Cormorant, and Helix’s Officers and Directors in the Business Combination”). The Helix Board was informed that Dr. Kelleher had recused himself from any BBOT Board discussions relating to the transaction and that the BBOT Board had formed the BBOT Special Committee. In light of such potential conflicts of interest, the Helix Board decided to form a Transaction Committee comprised of two independent and disinterested members of the Helix Board, Mark McKenna and John Schmid, who confirmed that they did not have any relationships with BBOT that would pose a potential conflict of interest. The Transaction

Committee was empowered to, among other things, act as a disinterested body of the Helix Board as appropriate for the purpose of exploring and evaluating the potential transaction; engage and oversee one or more financial advisors, investment banking firms, and accounting firms in connection with the potential transaction as the Transaction Committee deemed necessary or advisable in connection with fulfilling its responsibilities and to perform such other services and deliver such opinions as the Transaction Committee in its discretion requests, including providing an opinion, all at the expense of Helix; consult with, advise, and oversee management, on behalf of the Helix Board, in connection with due diligence activities relating to BBOT, the evaluation of the potential transaction, and discussions and/or negotiations concerning potential terms and conditions of the potential transaction; engage and oversee separate legal counsel if the Transaction Committee determines it is necessary or advisable to do so; and review the potential transaction and, if the Transaction Committee determines it is advisable and in the interests of Helix and its public shareholders, recommend to the Helix Board that the Helix Board approve the potential transaction. The Helix Board further decided that Helix would not undertake the potential transaction with BBOT if the Transaction Committee does not recommend to the Helix Board that the Helix Board approve the potential transaction.

On January 29, 2025, representatives of Helix, Cormorant, BBOT, Leerink Partners, White & Case, Goodwin, and K&E conducted a video conference during which the parties and their respective representatives and advisors discussed the PIPE marketing process.

On January 30, 2025, representatives of Helix, Cormorant, BBOT, Leerink Partners, White & Case, Goodwin, and K&E conducted a video conference during which a “dry run” of the investor presentation was held, with all parties and representatives providing feedback thereafter.

Also on January 30, 2025, White & Case sent to Goodwin a legal due diligence request list for purposes of completing its legal due diligence review of BBOT.

On January 31, 2025, Helix engaged Leerink Partners, the representative of the underwriters of the IPO, as its capital markets advisor in connection with the proposed business combination.

On January 31, 2025, Helix engaged Leerink Partners and Morgan Stanley as PIPE Placement Agents.

Beginning on January 31, 2025, representatives of Leerink Partners and Morgan Stanley, as Placement Agents, held conversations with prospective investors, on an “over the wall” confidential basis, with respect to the proposed PIPE Investment to review BBOT and its business and address questions from potential investors.

Throughout February 2025, representatives and advisors of each of Helix, BBOT and the Placement Agents conducted weekly telephonic and videoconference meetings to discuss progress on, and provide updates with respect to, key work streams and other aspects of the potential business combination and, as needed, further refine the transaction timeline and steps and related work plan.

On February 4, 2025, the Transaction Committee held several meetings via videoconference to receive proposals from prospective financial advisors as well as review the potential business combination and evaluate conflicts of interest. Specifically, the Transaction Committee met with representatives of Lincoln to evaluate that firm’s experience and qualifications as well as proposed methodologies to provide a financial analysis of BBOT to the Transaction Committee. The Transaction Committee also met with representatives of another prospective financial advisor and similarly evaluated that firm’s experience and qualifications. In addition, the Transaction Committee met alone without any financial advisors present to further evaluate proposals from the prospective firms. Ultimately, after consideration of competing proposals, the Transaction Committee determined to engage Lincoln as financial advisor to the Transaction Committee due to Lincoln’s strength in the life sciences industry and its experience guiding committees and boards of directors through interested party transactions.

On February 5, 2025, a meeting of the Helix Board was held for the purpose of discussing the engagement of a financial advisor to provide an opinion in connection with the potential business combination. Mr. McKenna, on behalf of the Transaction Committee, reported that the Transaction Committee had interviewed several firms that routinely provide opinions in deSPAC transactions, and that, after examining the firms’ qualifications and approach to valuing businesses, pricing and timeline for delivering an opinion, and such other factors that it deemed appropriate, the Transaction Committee determined to engage Lincoln. Mr. McKenna also reported that, pursuant to its delegated authority, the Transaction Committee intended to engage Latham & Watkins LLP (“Latham”) as separate legal counsel to advise the Transaction Committee in connection with the potential business combination.

Also on February 5, 2025, Helix and Leerink Partners entered into an agreement providing that a portion of the Deferred Discount received by Leerink Partners pursuant to the Underwriting Agreement that is equal to fifty percent (50%) of the fees payable to Leerink Partners under the January 31, 2025 Placement Agent engagement letter will be credited (to the extent previously paid) against the fees payable to Leerink Partners for acting as a Placement Agent under the engagement letter, thereby reducing the fees payable to Leerink Partners under the PIPE Placement Agent engagement letter. The terms of the Underwriting Agreement were not modified.

On February 7, 2025, BBOT provided representatives of Helix and its advisors with access to an online data room for purposes of conducting further business, financial, operational, accounting, legal, intellectual property and other due diligence with respect to BBOT and its business.

Between February 7, 2025 and February 27, 2025, representatives of Helix conducted further business, operational and financial due diligence with respect to BBOT and, over the same period of time, Helix’s legal and other advisors conducted due diligence with respect to BBOT and its business, in each case, based on information available in the data room, written responses from representatives of BBOT and customary due diligence calls with representatives and advisors of BBOT. White & Case conducted legal due diligence conference meetings with representatives of BBOT and BBOT’s counsel, Goodwin, on January 31, 2025 (regarding health regulatory matters) and February 22, 2025 (regarding intellectual property and employment matters). As noted below, additional diligence calls were held on February 27, 2025.

On February 8, 2025, the Helix Board, upon the recommendation of the nominating committee of the Helix Board, appointed Albert A. Holman, III to the Helix Board and as a member of the audit committee of the Helix Board. Mr. Holman was added to fill a vacancy on the audit committee created as a result of the expiration of a phase-in period with respect to audit committee membership under Nasdaq’s corporate governance rules. Additionally, the Helix Board believes that Mr. Holman’s extensive knowledge of and experience in the debt and equity capital formation, mergers and acquisitions and finance, coupled with his leadership and managerial expertise in the financial services in life sciences industry (among others), adds significant value and depth of insight to the Board and its audit committee. For more information about Mr. Holman’s background and qualifications, see “Information About Helix — Directors and Executive Officers; Biographies.”

On February 10, 2025, representatives of Helix, Cormorant, BBOT, Leerink Partners, Morgan Stanley, White & Case, Goodwin, and K&E conducted a video conference during which the parties and their respective representatives and advisors discussed the PIPE marketing process.

On February 11, 2025, White & Case and Leerink Partners held a call to discuss the financial terms of the business combination, including the formula used to calculate the Exchange Ratio.

Also on February 11, 2025, the Transaction Committee held a meeting via videoconference to continue to review and evaluate the proposed business combination and related conflicts of interest. As part of the meeting, representatives of Lincoln provided an update to the Transaction Committee with respect to Lincoln’s proposed financial analysis and preliminary feedback based on a review of transaction documents by representatives of Lincoln.

On February 13, 2025, representatives from White & Case had a call with representatives from Oppenheimer, one of the underwriters of Helix’s IPO, to discuss a potential role for Oppenheimer in the PIPE.

On February 13, 2025, White & Case circulated an initial draft of the Business Combination Agreement to Goodwin and K&E, which included terms that were consistent with the term sheet.

Between February 13, 2025 and February 27, 2025, White & Case and Maples, on behalf of Helix, and Goodwin, on behalf of BBOT, exchanged numerous revised drafts of the Business Combination Agreement. Items negotiated included (i) the calculation of Aggregate Merger Consideration; (ii) the Equity Value, including whether the Equity Value should be expressed as a formula or as a fixed dollar amount, adjustments to Equity Value based the cash exercise price of unexercised options and the reduction of the Equity Value in light of anticipated change in control payments required to be paid by BBOT upon the Closing (ultimately, the parties agreed to set a fixed Equity Value of approximately $461 million, which reflected dilution by 50% of the post-closing option pool and a reduction for required change-of-control payments to certain BBOT executives described in more detail elsewhere in this proxy statement/prospectus); (iii) the definition of the Minimum Cash Condition; (iv) the timing of the delivery of BBOT financial information (including PCAOB audited financial statements, unaudited interim financial statements, and pro forma financial information); (v) the Helix Board’s right to change its recommendation to Helix Shareholders with respect to the Business Combination in connection with the exercise of their fiduciary duties; (vi) the timing and delivery of BBOT’s stockholder approval in connection with the transactions; (vii) the duration of the BBOT Employee Lock-Up Period; (viii) whether the Nasdaq listing condition to Closing would be a condition in favor of BBOT only or in favor of both BBOT and Helix; (ix) the interim covenants of BBOT and the exemptions thereto; (x) the Outside Date; (xi) the definition of BBOT’s “Business”; and (xii) the entering into and the timing for entering into employment agreements by certain BBOT executives. For further information related to the final terms agreed among the parties, please see the section entitled “— The Business Combination Agreement.”

Between February 13, 2025 and February 27, 2025, and in conjunction with the ongoing negotiation and revision of the Business Combination Agreement, White & Case and Goodwin exchanged drafts of the ancillary agreements related to the Business Combination Agreement, including the Helix Support Agreement, BBOT Stockholder Written Consent and BBOT Support Agreement, the form of A&R Registration Rights Agreement, the form of Lock-Up Agreement, and the forms of Incentive Plan and ESPP. Items negotiated included, with respect to the Lock-Up Agreement, certain exceptions to the lock-up and the parties that would be subject to the lock-up; with respect to the BBOT Support Agreement, pre-Closing transfer restrictions, the requirement to terminate existing BBOT investor agreements and the specific rights waived under such agreement (including appraisal rights); with respect to the Helix Support Agreement, pre-Closing transfer restrictions, the calculation of the Sponsor Forfeited Shares (including whether the obligation to surrender and forfeit shares should apply to all Founder Shares or only to the portion of the Founder Shares held by the Sponsor) and the timing of the forfeiture of the Sponsor Contributed Shares, if any, the non-redemption covenants of the Sponsor, Cormorant, and the Helix Insiders; with respect to the A&R Registration Rights Agreement, the nature of demand and piggyback rights and thresholds relating to the same, and PubCo’s obligation to remove restrictive legends from Registrable Securities and facilitate the resale of securities by the holders when permitted under applicable securities laws and contractual arrangements; and with respect to the PubCo Bylaws, the BBOT Employee Lock-Up Period. For further information related to the ancillary agreements, please see the section entitled “— Certain Agreements Related to the Business Combination.”

Over the same period, White & Case, Goodwin, and other representatives and advisors for Helix and BBOT held numerous conference calls. In these calls, the attendees, discussed among other things, certain terms and conditions of the Business Combination Agreement, including: (a) the overall structure and legal steps necessary to implement the Business Combination, including agreeing upon the transaction steps and processes by which Helix will be domesticated as a Delaware corporation; (b) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement; (c) the governance structure of PubCo following the Closing; and (d) the items noted as negotiated above.

On February 17, 2025, Helix and the Transaction Committee engaged Lincoln to provide an opinion to the Transaction Committee as to the fairness, from a financial point of view, to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement.

On February 18, 2025, White & Case, K&E, and Oppenheimer discussed matters relating to Oppenheimer’s participation in the PIPE as a Placement Agent.

On February 19, 2025, White & Case circulated an initial draft of the Non-Redemption Agreement to Goodwin and K&E. Between February 19, 2025 and February 20, 2025, the terms of the Subscription Agreement were negotiated among White & Case, Goodwin, and K&E. On February 20, 2025, the draft Non-Redemption Agreement was distributed to potential Non-Redeeming Shareholders. Between February 25, 2025 and February 27, 2025, K&E, Goodwin and White & Case collectively negotiated with the Non-Redeeming Shareholders and their respective representatives and advisors and responded to follow-up questions and comments related thereto. For further information related to the final terms agreed among Helix and the Non-Redeeming Shareholders, please see the section entitled “— Non-Redemption Agreements.”

Also on February 19, 2025, Goodwin circulated an initial draft of the PubCo Charter and PubCo Bylaws to White & Case. Such agreements reflected standard public company terms. The PubCo Bylaws contained a one-year lock-up of the BBOT Stockholders as contemplated in the term sheet.

On February 20, 2025, Helix entered into an amended and restated engagement letter with the PIPE Placement Agents for the purpose of adding engagements of Cantor and Oppenheimer as PIPE Placement Agents.

On February 20, 2025, a draft Subscription Agreement was distributed to prospective PIPE Investors. Between February 24, 2025 and February 27, 2025, White & Case, Goodwin and K&E collectively negotiated with the PIPE Investors and their respective representatives and advisors, and responded to follow-up questions and comments related thereto. The terms negotiated included (i) the timing and manner of funding of the PIPE Investments (including the requirement for PIPE Investments to be funded into an escrow account); (ii) the purchase price per share of the PIPE Shares, including the fact that the purchase price would be equal to the Redemption Price, which is not a fixed price; (iii) a most favored nations clause; (iv) Helix’s representations and warranties, and the representations and warranties of each PIPE Investor; (v) PIPE Investors’ rights to terminate their Subscription Agreements, including in the event that the Business Combination does not close by the Outside Closing Date; (vi) short selling by the PIPE Investors; (vii) conditions to the consummation of the PIPE Investment, including the approval of the listing of the PubCo Common Stock on Nasdaq, cash proceeds of the PIPE Investments equaling not less than $200 million, and no occurrence of any BBOT Material Adverse Effect or Helix Material Adverse Effect; and (viii) registration rights, including the timing of PubCo’s obligation to file and have declared effective a registration statement to register the resale of the PIPE Shares. For further information related to the final terms agreed among Helix and the PIPE Investors, please see the section entitled “— Subscription Agreements.”

On February 21, 2025, Dr. Wallace and Mr. Elmelech met with representatives of Lincoln as part of Lincoln’s due diligence for its financial analysis and opinion.

On February 22, 2025, representatives of BBOT, Goodwin, White & Case, and K&E conducted a due diligence call regarding BBOT’s intellectual property and employment matters.

On February 27, 2025, representatives of BBOT, Helix, Deloitte, Withum, Goodwin, White & Case, the Placement Agents, and K&E held due diligence calls regarding corporate, tax, regulatory, auditor, and intellectual property matters.

On February 27, 2025, the final allocations of the PIPE Investment and a final version of the Subscription Agreement were distributed to the PIPE Investors. Certain of the PIPE Investors were identified by Leerink Partners, Morgan Stanley, and Oppenheimer, in consultation with management of Helix and BBOT. 17 investors ultimately participated in the PIPE Investment, subscribing for an aggregate of approximately $260.9 million of PubCo Common Stock. Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments.

On February 27, 2025, the BBOT Board held a meeting at which all directors except Dr. Kelleher were present and representatives of Goodwin were also present. Following discussions, and upon the recommendation of the BBOT Special Committee, the BBOT Board agreed to adopt and approve resolutions that (i) approved the execution, delivery and performance of the Business Combination Agreement and the ancillary agreements; (ii) determined that the Business Combination Agreement, the ancillary agreements, the Business Combination, and other transactions, upon the terms and subject to the conditions set forth therein, are advisable and fair to and in the best interests of BBOT and the BBOT Stockholders; (iii) directed that the adoption of the Business Combination Agreement be submitted to the BBOT Stockholders for consideration and recommended that all of the BBOT Stockholders adopt the Business Combination Agreement; and (iv) recommended that the BBOT Stockholders approve the Business Combination and such other transactions and adopt the Business Combination Agreement and the ancillary agreements to which BBOT is a party.

On February 27, 2025, the Transaction Committee met via videoconference. Prior to the meeting, the Transaction Committee was provided with a draft of Lincoln’s financial analysis. Representatives from Latham and White & Case summarized the status of the transaction, and Latham also summarized the Transaction Committee’s fiduciary duties in connection with the proposed Business Combination. The Transaction Committee also discussed and evaluated potential conflicts of interests of Ms. Chen with respect to the potential Business Combination as a result of Cormorant’s existing ownership interest in BBOT and the fact that Dr. Kelleher was serving as a director of BBOT (such conflicts are described more fully in the section entitled “— Interests of the Sponsor, Cormorant, and Helix’s Officers and Directors in the Business Combination”). At this meeting, representatives of Lincoln reviewed with the Transaction Committee Lincoln’s financial analysis of the proposed Merger. The meeting was then adjourned, with a second meeting scheduled for later that afternoon for a further discussion.

At its subsequent meeting on February 27, 2025, the Transaction Committee and representatives of Lincoln resumed their discussion of Lincoln’s financial analysis of the proposed Merger. The Transaction Committee asked numerous questions of the representatives of Lincoln, to which such representatives responded. Thereafter, Lincoln rendered an oral opinion (which was subsequently confirmed in writing) to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Helix Unaffiliated Shareholders. After discussion, the Transaction Committee unanimously determined that the Business Combination Agreement, each ancillary agreement, and the Business Combination are fair, advisable and in the best interests of Helix and its shareholders and recommended that the Helix Board approve the terms of the Business Combination Agreement and each ancillary agreement.

On February 27, 2025, the Helix Board met via video conference and reviewed the principal terms of the definitive agreements for a transaction between Helix and BBOT. Prior to the meeting, the Helix Board was provided with a copy of the substantially final draft of the Business Combination Agreement, each ancillary agreement, and an informational copy of Lincoln’s opinion, which had been delivered to the Transaction Committee previously, as discussed above. Management discussed the transaction consideration and responded to questions from the Helix Board regarding the same. Representatives of White & Case present at the meeting summarized the principal terms of the Business Combination Agreement and each ancillary agreement. White & Case also summarized the key findings of legal due diligence conducted by White & Case. Maples then reviewed with the Helix Board the directors’ fiduciary duties under Cayman Islands law in the context of the proposed Business Combination. The Transaction Committee reported on the matters discussed during its meetings held earlier in the day, and both the Transaction Committee and representatives of Lincoln responded to questions from the Helix Board regarding Lincoln’s analysis and opinion. The Transaction Committee recommended that the Helix Board approve the terms of the Business Combination Agreement and each ancillary agreement. The Helix Board discussed the opportunities and challenges of the proposed Business Combination. Following deliberation, based in part upon the unanimous recommendation of the Transaction Committee, the Helix Board unanimously determined that the Business Combination is fair, advisable and in the best interests of Helix and its shareholders and approved and adopted the Business Combination Agreement, each ancillary agreement, and the Business Combination. The Helix Board also determined that the aggregate fair market value of the Business Combination is equal to at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) as of the date of the Business Combination Agreement.

On February 28, 2025, Helix, BBOT, and the other parties executed the Business Combination Agreement, Helix Support Agreement, BBOT Stockholder Written Consent and BBOT Support Agreement, Helix and the PIPE Investors executed the Subscription Agreements, and Helix and the Non-Redeeming Shareholders executed the Non-Redemption Agreement. The transactions were publicly announced prior to the market opening on February 28, 2025. Also on February 28, 2025, Helix filed the press release and investor presentation with the SEC as exhibits to a Current Report on Form 8-K. On March 3, 2025, Helix filed the Business Combination Agreement and related transaction agreements with the SEC as exhibits to a Current Report on Form 8-K.

Since February 28, 2025, the parties have continued and expect to continue regular discussions in connection with, and to facilitate, the consummation of the Business Combination.

On March 16, 2025, Helix’s audit committee ratified the approval of the Business Combination Agreement, ancillary agreements, and the Business Combination pursuant to the terms of Helix’s related person transaction policy.

The Transaction Committee’s and Helix Board’s Reasons for the Approval of the Business Combination

As detailed above, the prospectus for the Helix IPO identified the general criteria and guidelines that Helix’s management team believed would be important in evaluating prospective target businesses, although in such prospectus Helix also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. BBOT met a number of the criteria and guidelines that were identified in the IPO prospectus, and following due diligence conducted by Helix’s management and its advisors, and following detailed discussions with BBOT, Helix believed BBOT to be an attractive business combination target.

The Transaction Committee and the Helix Board considered a wide variety of factors in connection with their evaluation of the Business Combination. In light of the complexity of those factors, the Transaction Committee and the Helix Board, as a whole, did not consider it practicable to, nor did they attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Rather, the Transaction Committee and the Helix Board based their evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to, and considered by, them. The Transaction Committee and the Helix Board considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination that the Business Combination Agreement and the Business Combination are in the best interests of Helix and its shareholders. The Transaction Committee and the Helix Board evaluated the reasons described below with the assistance of Helix’s outside advisors. Individual members of the Transaction Committee and the Helix Board may have given different weight to different factors. This explanation of the reasons for the Transaction Committee and the Helix Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching their decision, the Transaction Committee and the Helix Board reviewed the results of the due diligence conducted by Helix’s management, which included:

•        meetings with BBOT’s management team to understand and analyze BBOT’s business and prospects;

•        legal due diligence conducted by White & Case;

•        review of BBOT’s unaudited financial information;

•        review of the proposed structure of the Business Combination and drafts of definitive documents.

The factors considered by the Transaction Committee and the Helix Board included, but were not limited to, the following (which are not weighted or in any order of significance):

•        Compelling Data and Rigorous Science.    The Transaction Committee and Helix Board believe that BBOT has multiple clinical assets with anticipated value inflection points over the next 9 to 18 months and optimized target coverage for patients with tumors driven by RAS and PI3Ka. BBOT’s portfolio of product candidates is designed to enable direct dual inhibition of KRAS ON and OFF states and panRAS inhibition of PI3Ka activation.

•        Market Opportunity.    The Transaction Committee and Helix Board believe that BBOT has a large opportunity with approximately 250,000 annual incident patients in the U.S. across the core indications of breast, lung, colorectal, and pancreatic cancer. They believed that BBOT had promising and differentiated development programs and that its product candidates are uniquely positioned to win market share.

•        Intellectual Property Protections.    The Transaction Committee and Helix Board considered the fact that BBOT’s patent portfolio consists of patent applications co-owned with Lawrence Livermore National Security, LLC and Frederick National Laboratory for Cancer Research, operated by Leidos Biomedical Research, Inc., and BBOT-owned patent applications filed in the United States and several foreign jurisdictions.

•        Experienced Management Team.    The Transaction Committee and Helix Board believe that BBOT has an experienced management team that is positioned to successfully lead the combined company.

•        PIPE Equity Commitment.    A group of institutional and accredited investors, including certain existing BBOT Stockholders and Helix Shareholders and Cormorant, have committed approximately $260.9 million in PIPE subscriptions, with existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribing for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribing for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribing for approximately $22.9 million of the PIPE Investments, Cormorant subscribing for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribing for $53 million of the

PIPE Investments. This was viewed by the Transaction Committee and Helix Board as support from investors for the opportunities represented by the Business Combination, and provides for additional capital for the execution by BBOT of its business plan after the Business Combination is completed.

•        BBOT Stockholders’ Retained Interest.    The Transaction Committee and Helix Board believe that BBOT’s shareholders’ retention of a large stake in PubCo post-Closing and large additional investment in the PIPE shows ongoing commitment and support for BBOT following Closing.

•        Transaction Proceeds.    Following the Business Combination, PubCo is expected to have at least $307.4 million of cash and up to approximately $470.1 million of cash, depending on the extent of redemptions by Public Shareholders, and assuming that gross proceeds of the PIPE Investments are approximately $260.9 million and that total transaction expenses are approximately $35 million. This amount of cash is expected to, among other things, fund PubCo’s business plan into 2027 based on the plans and estimates provided by BBOT. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

•        Opinion of Helix’s Financial Advisor.    The Transaction Committee also reviewed the financial analysis and oral opinion delivered by Lincoln to the Transaction Committee on February 27, 2025 (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Helix Unaffiliated Shareholders, as more fully described in “Proposal No. 1 — The Business Combination Proposal — Opinion of Lincoln International LLC.”

•        Other Alternatives.    The Transaction Committee and Helix Board believed, after a review of other business combination opportunities reasonably available to Helix, that the proposed Business Combination represents the best potential business combination for Helix based on its evaluation of BBOT and other potential acquisition targets.

•        Due Diligence.    The Helix Board reviewed and discussed in detail the results of the due diligence examination of BBOT conducted by Helix’s management team and Helix’s financial and legal advisors, including telephonic and in-person meetings with the management team and advisors of BBOT regarding BBOT and its business plan, operations, evaluation with respect to the Business Combination, review of material contracts, unaudited financial information and other material matters as well as general financial, technical, legal, intellectual property, regulatory, and accounting due diligence.

•        Reasonableness of Consideration.    Following the due diligence of BBOT’s business conducted by Helix’s management and advisors and the support for the pre-transaction equity value of BBOT, the Transaction Committee and Helix Board determined that the aggregate consideration to be paid in the Business Combination was reasonable.

•        Negotiated Transaction.    The Transaction Committee and Helix Board considered the terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, as well as the strong commitment by both Helix and BBOT to complete the Business Combination. The Transaction Committee and Helix Board also considered the financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between Helix and BBOT.

•        Lock-Up.    Pursuant to the Lock-Up Agreement and subject to customary exceptions set forth therein, the shares of PubCo Common Stock beneficially owned or owned of record by the Sponsor, Cormorant, and the Helix Insiders (excluding any PIPE Shares purchased by them) will be subject to a lock-up period beginning on the Closing Date until the date that is one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date. Pursuant to the PubCo Bylaws, all BBOT Stockholders who receive shares of PubCo Common Stock as consideration pursuant to the Merger, or upon the settlement or exercise of warrants, stock options, restricted stock units, or other equity awards assumed by PubCo pursuant to the Business

Combination Agreement will be subject to the same one-year post-closing lock-up as set forth in the Lock-Up Agreement, provided that the Employee Lock-Up Holders will be subject to a six month lock-up after the Closing. The Transaction Committee and Helix Board believes these lock-ups show ongoing commitment and support for BBOT following Closing and will provide important stability to the leadership and governance of BBOT after the Closing.

•        Post-Closing Governance.    The fact that the Sponsor negotiated the right to designate two members of the PubCo Board following the Business Combination, which the Transaction Committee and the Helix Board believes will allow for the combined company to benefit from the Sponsor’s professional relationships to identify potential board members that will have appropriate industry and/or financial knowledge and professional experience to oversee PubCo and drive returns for shareholders. See “— Board of Directors” for more information.

•        Cormorant’s Special Purpose Acquisition Company Experience.    The fact that Helix received advice on financial and strategic matters in connection with the Business Combination from Cormorant and other advisors that have expertise in a wide variety of special purpose acquisition company transactions. Certain directors and officers of Helix have held director and officer positions at other special purpose acquisition companies that have successfully completed business combinations in the healthcare industry, including MoonLake.

In the course of its deliberations, the Transaction Committee and the Helix Board considered a variety of uncertainties, risks and other challenges relevant to the Business Combination, including the below (which are not weighted or in any order of significance):

•        BBOT’s Limited Operating History.    Evaluating BBOT’s current business and predicting its future performance is difficult based upon limited historical data. BBOT was incorporated in August 2016 and commenced significant operations as an independent entity starting in May 2024, has no products approved for commercial sale and has never generated any revenue. Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of BBOT’s product candidates, BBOT must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for use in each target indication. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and the ultimate outcome is uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, there is a high risk of failure, and BBOT may never succeed in developing marketable products. See “Risk Factors — BBOT’s preclinical studies and clinical trials may fail to adequately demonstrate the safety and efficacy of any of its product candidates, which would prevent or delay development, regulatory approval and commercialization.”

•        Regulatory Risks.    BBOT’s future prospects are substantially dependent on the advancement of its product candidates. If BBOT is unable to advance its product candidates through development, obtain regulatory approval and ultimately commercialize such product candidates, or experience significant delays in doing so, BBOT’s business will be materially harmed.

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Liquidation of Helix.    The risks and costs to Helix if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Helix being unable to effect a business combination by the end of the Combination Period, and force Helix to liquidate.

•        Exclusivity.    The fact that the Business Combination Agreement includes a provision that generally restricts Helix from soliciting other business combination proposals, which limits Helix’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations. In addition, under the Business Combination Agreement, unless required by applicable law, the Board may not change or withdraw its recommendation to the Helix shareholders to vote in favor of the Business Combination Proposal and any other proposals required to consummate the transactions contemplated by the Business Combination Agreement that are submitted to, and require the vote of, the Helix shareholders.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Helix’s control, including approval by Helix shareholders of the Business Combination and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        External Risks.    Economic downturns and political and market conditions beyond BBOT’s control could adversely affect its business, financial condition, results of operations and prospects.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Interests of Certain Persons.    The Transaction Committee was aware that Cormorant was an investor in BBOT. The Transaction Committee was also aware that the Sponsor, Cormorant, and Helix’s officers, and directors may have interests in the Business Combination that are in addition to, and that may be different from, the interests of unaffiliated Helix shareholders. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders. Such interests are described in more detail under the caption “The Business Combination — Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination.” The Helix Board took several steps to mitigate these potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Helix Board’s approval of the Business Combination. The Transaction Committee also engaged Lincoln to render an opinion and engaged Latham as separate legal counsel to the Transaction Committee. Additionally, Cormorant’s representative on the BBOT Board recused himself from BBOT Board discussions regarding the Business Combination.

•        Public Shareholders Will Have a Minority Ownership Interest in PubCo.    The fact that current Public Shareholders will experience immediate dilution as a consequence of the issuance of PubCo Common Stock as consideration in the Business Combination and, as a result, such Public Shareholders will collectively own a minority interest in PubCo after the Closing. As redemptions increase, the overall percentage ownership and voting percentage held by the BBOT Stockholders, Cormorant, and the PIPE Investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. Having a minority ownership interest may reduce the influence that current Public Shareholders have on the management of PubCo. For more information, see “The Business Combination — Equity Ownership Upon Closing” and “Dilution”.

•        Absence of Possible Structural Protections for Minority Shareholders.    The Helix Board took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Helix Board’s approval of the Business Combination. However, other possible structural protections were not put in place. For example, the Business Combination does not require approval of a majority of unaffiliated security holders, and the Transaction Committee did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of Helix and the business of BBOT described under the section entitled “Risk Factors.”

In recommending the Business Combination to Helix shareholders, the Transaction Committee considered each of the above factors along with Lincoln’s opinion described below under the heading “Opinion of Lincoln International LLC”.

The Transaction Committee and Helix Board concluded that the potential benefits that they expected Helix and its shareholders to achieve as a result of the Business Combination outweighed the potential negative factors associated with the Business Combination. Accordingly, the Transaction Committee and Helix Board unanimously determined that the Business Combination Agreement and the Business Combination were in the best interests of Helix and its shareholders.

Benefits and Detriments of the Business Combination and PIPE Investment

The following describes the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination and PIPE Investment:

•        Helix:    The Helix Board and the Transaction Committee determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to BBOT’s compelling data and rigorous science, its market opportunity, intellectual property protections, experienced management team, and the existence and size of the PIPE Investment. The Transaction Committee also reviewed the financial analysis and opinion of Lincoln to the effect that, as of February 27, 2025 and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Helix Unaffiliated Shareholders. The Transaction Committee and Helix Board also considered the potential detriments of the Business Combination to Helix, including BBOT’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to Helix if the Business Combination is not achieved, including the risk that it may result in Helix being unable to complete a business combination and force Helix to liquidate. For more information, see “— The Transaction Committee’s and the Helix Board’s Reasons for the Approval of the Business Combination,” and various risks described under the section entitled “Risk Factors.”

•        Sponsor and Cormorant:    The Sponsor and Cormorant expect to receive substantial consideration in the Business Combination, including the following shares, calculated assuming the Minimum Cash Condition Redemptions Scenario: (i) 4,193,469 shares of PubCo Common Stock upon the exchange of 4,193,469 Founder Shares in the Domestication (assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which were initially purchased by the Sponsor prior to the Helix IPO for approximately $0.006 per share, and which will be voluntarily converted on a one-for-one basis into Helix Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock, valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement, (ii) 509,000 shares of PubCo Common Stock upon the exchange of 509,000 Helix Class A Shares in the Domestication, which were initially purchased in a private placement that closed concurrently with the Helix IPO for $10.00 per share, which will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement, (iii) 2,400,000 shares of PubCo Common Stock upon the exchange of 2,400,000 Helix Class A Shares in the Domestication, which were initially purchased in the IPO by investment vehicles managed by Cormorant at a price of $10.00 per share, which will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock valued at approximately $10.66 per share, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement, (iv) an estimated 7,032,829 shares of PubCo Common Stock, which is equal to Cormorant’s $75 million PIPE Investment divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, and (v) an estimated 4,021,250 shares of PubCo Common Stock upon the exchange of BBOT capital stock in the Merger held by certain investment funds managed by Cormorant, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. The Sponsor and Cormorant are also entitled to continued indemnification by PubCo following the Closing pursuant to the terms of the Business Combination Agreement. The Sponsor is also entitled to the repayment of any out-of-pocket expenses, advances or loans made by the Sponsor or Cormorant (of which there are none as of the date of this proxy statement/prospectus) and the payment of $6,458 per month by Helix for providing office space, utilities, secretarial and administrative support services pursuant to the Administrative Services and Indemnification Agreement dated February 8, 2024, by and between Helix and the Sponsor. For more information, see “— Compensation to be Received by the Sponsor, Cormorant, and Helix’s Officers and Directors in Connection with the Business Combination and PIPE Investment.” The Sponsor and Cormorant will only be able to realize a return on their equity in Helix (which may be materially higher than the return realized by Public Shareholders) if Helix completes a business combination. In addition, the Sponsor and Cormorant face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s and Cormorant’s role in the Business Combination, and the risk that if the Business Combination is not achieved, Helix may be unable to consummate a business combination and be forced to liquidate, resulting in the Sponsor’s and Cormorant’s investment being worthless.

•        Bihua Chen.    In addition to the benefits and detriments set forth above with respect to the Sponsor and Cormorant (which will affect Ms. Chen, as the controlling person of each of the Sponsor and Cormorant), Ms. Chen is expected to be a director of PubCo after the Closing. As such, in the future, Ms. Chen may receive fees for her service as director, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors.

•        Helix Independent Directors and Advisor:    Helix’s independent directors and advisor each own 30,000 Founder Shares, which will be exchanged for 30,000 shares of PubCo Common Stock in the Domestication. Such persons have waived any claim against the Trust Account for redemption of such Founder Shares. Helix’s independent directors and advisor are also entitled to the repayment of any out-of-pocket expenses, advances or loans made by them (of which there are none as of the date of this proxy statement/prospectus). Accordingly, in the event that Helix liquidates, the Helix independent directors and advisor may lose their entire investment. In addition, the Helix directors face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or such directors’ roles in the Business Combination.

•        BBOT:    The BBOT Board and the BBOT Special Committee determined that the Business Combination presents an attractive business opportunity in light of certain factors, including that the Business Combination will expand both the access to capital for BBOT and the range of investors potentially available to BBOT as a public company, and taking into account BBOT’s expected cash resources and need for additional capital to fund the development of its product candidates, and the uniqueness of this particular potential Business Combination, as the negotiated transaction will result in the infusion of capital at the time of Closing. The BBOT Special Committee and BBOT Board also considered the potential detriments of the Business Combination to BBOT, including the possibility that the Business Combination might not be completed in a timely manner or at all, the uncertainty of the potential benefits of the Business Combination being achieved, the costs involved in connection with completing the Business Combination, and the time and effort of BBOT management required to complete the Business Combination. For more information, see “— BBOT’s Reasons for the Business Combination” and various risks described under the section entitled “Risk Factors.”

•        Unaffiliated Helix Public Shareholders:    The unaffiliated Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-redeeming Public Shareholders will have the opportunity to participate in the potential future growth of BBOT, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the Helix Board described more fully in “— The Transaction Committee’s and the Helix Board’s Reasons for Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of Helix and the business of BBOT, as described further under the section entitled “Risk Factors,” the potential conflicts of interest described under “— Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination,” and the potential material dilution they may experience as described more fully in the section entitled “Dilution.” Redeeming Public Shareholders have the opportunity to receive their pro rata share of the aggregate amount on deposit in the Trust Account, less taxes paid and payable, calculated as of two business days prior to the consummation of the Business Combination. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of BBOT following the Business Combination.

Opinion of Lincoln International LLC

On February 27, 2025, Lincoln rendered its oral opinion to the Transaction Committee (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Helix Unaffiliated Shareholders.

Lincoln’s opinion was directed to the Transaction Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement, and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination. The summary of Lincoln’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex M to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln in connection with the preparation of its opinion. Neither Lincoln’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Transaction Committee, the Helix Board, Helix or any security holder as to whether they should elect to redeem their shares or how they should act or vote on any matter relating to the Business Combination or otherwise.

In connection with rendering Lincoln’s opinion, Lincoln has, among other things:

•        Reviewed the following documents:

•        Cash and debt balances for BBOT as of December 31, 2024;

•        Unaudited internal financial statements for BBOT for the fiscal year ended December 31, 2024 provided to Lincoln by Helix (the “Historical Financials”);

•        The pro forma equity ownership table of Helix and an estimated Business Combination sources and uses schedule provided to Lincoln by Helix (the “Business Combination Overview Model”);

•        A letter addressed to Lincoln by management of Helix which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Lincoln by or on behalf of Helix, dated as of February 27, 2025;

•        A draft of the Business Combination Agreement, dated as of February 27, 2025;

•        BBOT’s Confidential Overview dated Q1 2025; and

•        Other documents relating to the history, past and current operations, financial condition, and probable future outlook of BBOT provided to Lincoln by the management of each of BBOT and Helix;

•        Discussed the business, financial outlook and prospects of BBOT and its addressable market, as well as the terms and circumstances surrounding the Business Combination, with management of BBOT and Helix;

•        Reviewed certain financial and other information for BBOT, and compared that data and information with certain financial and corresponding data and information for companies with publicly traded securities that Lincoln deemed relevant, none of which was directly comparable to BBOT;

•        Reviewed certain financial and other information for BBOT and the Business Combination, and compared that data and information with certain financial and corresponding data and information for companies that have been subject to change of control M&A transactions and capital raise transactions that Lincoln deemed relevant, none of which was directly comparable to BBOT and the Business Combination; and

•        Considered such other information and financial, economic and market criteria and analyses that Lincoln deemed relevant.

In performing its analyses and rendering its opinion with respect to the Aggregate Merger Consideration, Lincoln, with Helix management’s consent:

•        relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information Lincoln reviewed, and Lincoln did not assume any responsibility for the independent verification of, nor independently verified, any of such information;

•        relied upon the assurances of the management of Helix that, to Helix’s knowledge, when delivered to Lincoln, the information provided to Lincoln was complete and correct in all material respects and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such statement not misleading in light of the circumstances under which such statement was made;

•        assumed that the Historical Financials and the Business Combination Overview Model provided to Lincoln by Helix were reasonably prepared in good faith on a basis reflecting the best currently reasonably available estimates and judgments, to Helix’s knowledge, of BBOT as to the financial condition, operating performance and financial results of BBOT, and the current and future assets, liabilities and financial condition of Helix, pro forma for the Merger and as of the effective date thereof, as applicable, and that the assumptions supporting the Business Combination Overview Model are, in light of the circumstances under which they were made, the best currently reasonably available. Lincoln assumed no responsibility for and expressed no opinion on the assumptions, estimates and judgments on which the Business Combination Overview Model was based;

•        assumed that the Business Combination would be consummated in a timely manner that complied in all respects with all applicable federal and state statutes, rules and regulations;

•        assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Business Combination, no modification, delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Helix, BBOT or the Business Combination;

•        assumed that the Business Combination would be consummated in accordance with the terms outlined by Helix, in the Business Combination Agreement and in other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that was material to Lincoln’s analysis;

•        assumed that there was no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of BBOT since the date the most recent information was made available to Lincoln;

•        assumed that the final terms of the Business Combination would not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and

•        assumed that the final versions of all documents (including the Business Combination Agreement) reviewed by Lincoln conformed in all material respects to the drafts reviewed by Lincoln.

Lincoln prepared its opinion as of the date thereof. Lincoln’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Lincoln as of the date thereof. Although subsequent developments may affect Lincoln’s opinion, Lincoln did not have any obligation to update, revise or reaffirm its opinion. As the Transaction Committee was aware, Lincoln was not provided with, and Lincoln did not have access to, financial forecasts relating to BBOT prepared by the management of BBOT. Accordingly, Lincoln did not perform a discounted cash flow analysis or any multiples-based analysis with respect to BBOT. Lincoln relied upon the assessments of the management of BBOT and Helix as to, among other things, the potential impact on BBOT and Helix of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the life sciences industry and the geographic regions and local communities in which BBOT and Helix operate. Lincoln assumed that there would not be any developments with respect to any such matters that would have an adverse effect on BBOT, Helix or the Business Combination (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Lincoln’s analyses or opinion. In preparing its opinion, Lincoln did not take into account any tax consequences of the transaction to any holder of BBOT Common Stock, Helix Ordinary Shares or PubCo Common Stock. The Transaction Committee advised Lincoln that the parties intended that the Domestication, the Class B Share Conversion, the conversion of each Helix Class A Share into one share of PubCo Common Stock (the “Class A Share Conversion”) in connection with the Domestication and the Merger, taken individually, would qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and Lincoln assumed that the Domestication, the Class B Share Conversion, the Class A Share Conversion and the Merger would otherwise qualify for the intended tax treatment contemplated by the Business Combination Agreement.

Lincoln did not evaluate Helix’s or BBOT’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Helix or BBOT or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. For purposes of Lincoln’s financial analyses and its opinion, with the consent of the Transaction Committee, (i) Lincoln did not perform any financial analyses to evaluate the value of Helix or to derive valuation reference ranges for shares of PubCo Common Stock for purposes of comparison with the Aggregate Merger Consideration or otherwise, (ii) Lincoln assumed, at the Transaction Committee’s direction, that the value of each share of PubCo Common Stock was equal to the Redemption Price (which the Transaction Committee advised Lincoln was estimated to be $10.36 per share pursuant to the Business Combination Agreement and the Business Combination Overview Model), and (iii) Lincoln assumed, at the Transaction Committee’s direction, that the aggregate value of the Aggregate Merger Consideration was equal to the Equity Value of $461,051,546 as provided in the Business Combination Agreement and the Business Combination Overview Model. Lincoln was not requested to, nor did Lincoln participate in the negotiation or structuring of the Business Combination. Lincoln was not requested to, nor did Lincoln seek alternative candidates for the Business Combination.

Lincoln’s opinion (i) did not address the underlying business decision of the Transaction Committee or Helix to proceed with or effect the Business Combination or the relative merits of the Business Combination as compared to other transaction structures, transactions or business strategies that may be available to Helix or the effect of any other transaction in which Helix might engage, and did not address whether the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement was the best possibly attainable under the circumstances, (ii) did not address the capital structure of Helix, whether Helix should be issuing debt or equity securities or a combination of both in connection with the Business Combination or the PIPE Investment, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination or the PIPE Investment or the likelihood of closing such financings, (iii) did not constitute advice or a recommendation to the Transaction Committee, the Helix Board, Helix or any security holder as to whether they should elect to redeem their shares, or how they should act or vote with respect to any matter relating to the Business Combination, (iv) only addressed the fairness from a financial point of view to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Business Combination Agreement and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination or otherwise, (v) did not address the individual circumstances of specific shareholders of Helix with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, and (vi) did not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders (including the Sponsor). Lincoln expressed no opinion as to the fairness of any portion or aspect of the Business Combination to (a) the holders of any class of securities, creditors or other constituencies of Helix, BBOT or any other party, except as expressly set forth in its opinion, or (b) any one class or group of Helix’s or BBOT’s security holders, creditors or other constituencies vis-à-vis any other class or group of Helix’s or BBOT’s security holders, creditors or other constituents (including, without limitation, the allocation of any of the Aggregate Merger Consideration among or within such classes or groups of security holders, creditors or other constituents). The decision as to whether to proceed with the Business Combination or any related transaction depended on an assessment of various factors, many of which were unrelated to the financial analyses on which Lincoln’s opinion was based.

Lincoln expressed no opinion as to what the market price or value of the Helix Ordinary Shares, the PubCo Common Stock or any other publicly traded securities issued by Helix or BBOT would be after the announcement or consummation of the Business Combination (including as compared to the Redemption Price which holders of Helix Ordinary Shares may receive on redemption of their Helix Ordinary Shares in connection with the Redemption (as defined in the Business Combination Agreement)). Lincoln’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Helix’s credit worthiness, as tax advice, or as accounting advice. Lincoln also expressed no opinion about the amount or nature of any compensation or equity arrangement to be given to Helix’s officers, directors or employees, or class of such persons, in connection with the Business Combination relative to the Aggregate Merger Consideration in the Business Combination.

Set forth below is a summary of the material financial analyses reviewed by Lincoln with the Transaction Committee on February 27, 2025 in connection with rendering Lincoln’s opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Lincoln. The order of the analyses described, and the results of these analyses, do not represent relative importance or weight given to these analyses by Lincoln. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 27, 2025 and is not necessarily indicative of then-current market conditions.

The following summary of Lincoln’s financial analyses includes information presented in tabular format. Several financial analyses were employed and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Each of the analyses conducted was carried out to provide a particular perspective of the Aggregate Merger Consideration. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute complete analyses. Considering the tables below without considering the full narrative description of Lincoln’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses. Lincoln did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness of the Aggregate Merger Consideration. Lincoln did not place any specific reliance on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its opinion.

In performing its analyses, Lincoln made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Helix, BBOT or any other parties to the Business Combination. None of Helix, BBOT or Lincoln or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of BBOT do not purport to be appraisals or reflect the prices at which BBOT may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

Summary of Lincoln’s Financial Analysis

Implied Transaction Enterprise Value

Using information obtained from management of Helix and BBOT, for purposes of the financial analysis described below, Lincoln derived an implied enterprise value of BBOT in the Business Combination (the “Transaction Enterprise Value”) of $310 million. Lincoln derived the Transaction Enterprise Value by (i) calculating the number of shares in the Aggregate Merger Consideration, by dividing (a) the Equity Value of $461 million by (b) the Redemption Price of $10.36 per share, each as provided in the Business Combination Agreement and the Business Combination Overview Model, which resulted in a number of shares of 44,492,565, (ii) multiplying the number of shares in the Aggregate Merger Consideration by the Redemption Price to derive an implied equity value for BBOT of $461 million, and (iii) subtracting the pro forma cash balance of BBOT of $151 million, as provided in the Business Combination Overview Model. This resulted in an implied Transaction Enterprise Value for BBOT of $310 million.

As mentioned above, Lincoln did not perform a discounted cash flow analysis or any multiples-based analysis with respect to BBOT because Lincoln was not provided with and did not have access to financial forecasts relating to BBOT prepared by the management of BBOT.

Selected Public Companies Analysis

Lincoln performed a selected public companies analysis for BBOT. Lincoln selected six publicly traded drug development companies focused on targeting RAS and other precision oncology drug development (which companies are referred to in this section as the “selected public companies”). The set of selected public companies is comprised of clinical stage companies that are pre-revenue.

However, because none of the selected public companies is identical to BBOT and Lincoln did not have access to non-public information regarding those companies, Lincoln believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Lincoln also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of BBOT and the selected public companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other publicly available data sources as of February 27, 2025, Lincoln calculated, for each selected public company, such selected public company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted share units and other convertible securities) plus the book value of debt and certain liabilities less cash, cash equivalents and certain non-operating assets), which is referred to in this section, with respect to the selected public companies, as the “Enterprise Value.”

The selected public companies and their respective Enterprise Values are listed below (dollars in millions):

Selected Public Companies Analysis

Selected Public Company	Enterprise Value (in $ millions)
Erasca, Inc.	$(99)
IDEAYA Biosciences, Inc.	$707
Nurix Therapeutics, Inc.	$580
Revolution Medicines, Inc.	$5,254
ORIC Pharmaceuticals, Inc.	$306
Verastem, Inc.	$230
Mean	$1,163
Median	$443

Lincoln compared certain quantitative and qualitative factors of the selected public companies to BBOT including, but not limited to, (i) total number and efficacy of compounds in development or currently commercialized, (ii) development stage of compounds (e.g., Phase 1, Phase 2, etc.), (iii) commercialization year, (iv) patient population, and (v) consensus peak revenue, based on consensus equity research analyst estimates, public filings and Lincoln’s experience and professional judgment. Taking into account such qualitative and quantitative factors, Lincoln observed the illustrative Enterprise Value range of the selected public companies was $(99) million to $5,254 million, and the mean and median Enterprise Value of the selected companies was $1,163 million and $443 million, respectively. Lincoln then analyzed and compared such Enterprise Values to the Transaction Enterprise Value of $310 million.

Selected Precedent Transaction Analysis

Lincoln reviewed and compared certain information relating to the following six selected transactions involving companies focused on targeting RAS and other precision oncology drug development (which transactions are referred to in this section as the “selected M&A transactions”) that Lincoln, based on its experience and professional judgment, deemed relevant to consider in relation to BBOT and the Business Combination. Although none of the selected M&A transactions is directly comparable to the Business Combination, the transactions listed below were chosen by Lincoln because, among other reasons, their total number of compounds, the development stage of such compounds and the comparability of such compounds to BBO-8520, BBO-10203 and BBO-11818 or other factors, for purposes of Lincoln’s analysis, may be considered similar to the Business Combination. Lincoln used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of BBOT.

However, because none of the target companies in the selected M&A transactions used in this analysis is identical to BBOT, Lincoln believed that it was inappropriate to rely solely on the quantitative results of the selected transactions analysis. Accordingly, Lincoln also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of BBOT and each target company as well as the Business Combination and the selected M&A transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Lincoln calculated, for each selected M&A transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected M&A transaction, in each case including any contingent payments, which amount is referred to in this section, with respect to the selected M&A transactions, as “Enterprise Value.”

The selected M&A transactions considered in this analysis are summarized below:

Selected M&A Transactions

Date Announced	Target	Acquiror	Enterprise Value (in $ millions)
January 2025	IDRX, Inc.	GSK plc	$1,150
August 2024	Jnana Therapeutics, Inc.	Otsuka America, Inc.	$1,125
October 2023	Mirati Therapeutics, Inc.	Bristol-Myers Squibb Company	$5,075
November 2019	FerGene, Inc.	Ferring/BlackRock	$570
January 2018	Cascadian Therapeutics, Inc	Seattle Genetics, Inc. (nka: Seagen, Inc.)	$530
February 2015	FLX Bio, Inc. (nka: RAPT Therapeutics, Inc.)	Bristol-Myers Squibb Company	$1,250
		Mean	$1,617
		Median	$1,138

Taking into account various quantitative and qualitative factors and other considerations that Lincoln deemed relevant in its professional judgment and experience, including differences between the business, financial and operating characteristics of BBOT and the target companies included in the selected M&A transactions set forth above, Lincoln observed the illustrative Enterprise Value range of the selected M&A transactions was $530 million to $5,075 million, and the mean and median Enterprise Value of the selected M&A transactions was $1,617 million and $1,138 million, respectively. Lincoln then analyzed and compared such Enterprise Values to the Transaction Enterprise Value of $310 million.

Selected Capital Raise Transaction Analysis

Lincoln reviewed and compared certain information relating to the following eight selected transactions involving companies focused on targeting RAS and other precision oncology drug development (which transactions are referred to in this section as the “selected capital raise transactions”) that Lincoln, based on its experience and professional judgment, deemed relevant to consider in relation to BBOT and the Business Combination. The selected capital raise transactions involved clinical stage companies that were pre-revenue. Although none of the selected capital raise transactions is directly comparable to the Business Combination, the transactions listed below were chosen by Lincoln because, among other reasons, their total number of compounds, the development stage of such compounds and the comparability of such compounds to BBO-8520, BBO-10203 and BBO-11818 or other factors, for purposes of Lincoln’s analysis, may be considered similar to the Business Combination. Lincoln used its experience, expertise and knowledge of the industry to select capital raise transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of BBOT.

However, because none of the target companies in the selected capital raise transactions used in this analysis is identical to BBOT, Lincoln believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Lincoln also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of BBOT and each target company as well as the Business Combination and the selected capital raise transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from data sources as of the time of the announcement of the relevant transactions, Lincoln calculated, for each selected capital raise transaction, the transaction value implied for each target company based on the amount raised in the applicable selected capital raise transaction and the amount of ownership in the targets that was sold, which transaction value is referred to in this section, with respect to the selected capital raise transactions, as the “Pre-Money Valuation.”

The selected capital raise transactions considered in this analysis are summarized below:

Selected Capital Raise Transactions

Date Announced	Target	Lead Investors	Pre-Money Valuation (in $ millions)
July 2024	Scorpion Therapeutics, Inc.	Frazier Life Sciences & Lightspeed Venture Partners	$695
April 2024	Alterome Therapeutics	Canaan Partners & Goldman Sachs Asset Management	$230
April 2021	Rain Therapeutics Inc.	N/A-Initial Public Offering	$316
December 2020	Kinnate Biopharma Inc.	N/A-Initial Public Offering	$591
August 2020	Erasca, Inc.	Terra Magnum Capital Partners, ARCH Venture Partners & Cormorant Asset Management	$700
April 2020	ORIC Pharmaceuticals, Inc.	N/A-Initial Public Offering	$341
February 2020	Revolution Medicines, Inc.	N/A-Initial Public Offering	$729
July 2019	Revolution Medicines, Inc.	Boxer Capital	$375
		Mean	$497
		Median	$483

Taking into account various quantitative and qualitative factors and other considerations that Lincoln deemed relevant in its professional judgment and experience, including differences between the business, financial and operating characteristics of BBOT and the target companies included in the selected capital raise transactions set forth above, Lincoln observed the illustrative Pre-Money Valuation range of the selected capital raise transactions was $230 million to $729 million, the mean and median Pre-Money Valuation of the selected capital raise transactions was $497 million and $483 million, respectively. Lincoln then analyzed and compared such Pre-Money Valuations to the Transaction Enterprise Value of $310 million.

Lookback Analysis — Revolution Medicines

Lincoln reviewed the historical implied enterprise values of Revolution Medicines, Inc., the developer of RMC-4630 and RMC-6236, from January 2022 through December 2022, when Revolution Medicine, Inc.’s portfolio of tri-complex RAS(ON) therapeutics was viewed to have best in class potential for selectively targeting mutant KRAS compared with the current RAS(OFF) clinical landscape during its Phase 1 trials, based on the closing trading prices of Revolution Medicines, Inc. common stock. During such period, the volume weighted average enterprise value of Revolution Medicines, Inc. was $1,191 million.

Similar to BBOT’s portfolio today, Revolution Medicines’ pipeline possessed differentiated therapeutic tools to address the core problem of oncogenic RAS signaling in 2022. Both displayed promising preclinical results but also were in similarly early-stages of development, with Revolution Medicines’ RMC-6236 RAS(ON) compound just entering Phase 1 clinical trials in June 2022 and more substantive clinical results not expected until 2023. BBOT’s portfolio, including primary compound BBO-8520, today is a similar clinical stage to RMC-6236, but with BBO-8520 having received fast track designation from the FDA. Both portfolios are expected to serve large target markets with similar peak sales estimates. Although Revolution Medicines, Inc. is not directly comparable to BBOT, Lincoln analyzed and compared the observed enterprise value of Revolution Medicines, Inc. during this time period of $1,191 million to the Transaction Enterprise Value of $310 million.

Miscellaneous

In the past two years, Lincoln has not been engaged by either Helix or BBOT or received fees from either of Helix or BBOT, other than in connection with Lincoln’s opinion. For its services in connection with the Business Combination, Helix has agreed to pay Lincoln $450,000, a portion of which was paid upon Lincoln’s retention, and the balance of which became payable upon the delivery of Lincoln’s opinion to the Transaction Committee and which will be paid upon the consummation of the Business Combination. No portion of Lincoln’s fee was contingent upon the conclusion reached in Lincoln’s opinion or the consummation of the Business Combination. In addition, Helix has agreed to indemnify Lincoln and certain related parties against certain liabilities, and to reimburse Lincoln for certain expenses, arising in connection with or as a result of its engagement. Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to Helix, BBOT and each of their respective affiliates, for which Lincoln and its affiliates would expect to receive compensation.

Sources and Uses of Proceeds

The following tables summarize the anticipated sources and uses of funds in the Business Combination, in various redemptions scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

Sources and Uses of Proceeds (No Redemptions Scenario) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	43.1	Implied Sponsor Equity	43.1
Cash in Trust(2)	192.4	Cash to Balance Sheet	470.1
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Estimated Transaction Expenses	35.0
Cash Proceeds from the PIPE Investment	260.9	Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,137.1	Total Uses	$1,137.1

Sources and Uses of Proceeds (Minimum Cash Condition Redemptions Scenario) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	43.1	Implied Sponsor Equity(1)	43.1
Cash in Trust(2)	192.4	Cash to Balance Sheet	416.7
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Redemption of Helix Class A shares held by Public Shareholders(3)	53.4
Cash Proceeds from the PIPE Investment	260.9	Estimated Transaction Expenses	35.0
		Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,137.1	Total Uses	$1,137.1

Sources and Uses of Proceeds (75% Redemptions Scenario*) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	37.4	Implied Sponsor Equity(1)	37.4
Cash in Trust(2)	192.4	Cash to Balance Sheet	348.1
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Redemption of Helix Class A shares held by Public Shareholders(3)	122.0
Cash Proceeds from the PIPE Investment	260.9	Estimated Transaction Expenses	35.0
		Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,131.4	Total Uses	$1,131.4

Sources and Uses of Proceeds (Maximum Redemptions Scenario*) (in millions)

Sources		Uses
Implied BBOT Rollover Equity Value	$461.1	Implied BBOT Rollover Equity Value	$461.1
Implied Sponsor Equity(1)	34.0	Implied Sponsor Equity(1)	34.0
Cash in Trust(2)	192.4	Cash to Balance Sheet	307.4
Marketable Securities of BBOT	124.8	Marketable securities to Balance Sheet	124.8
Existing Cash Balances	54.8	Redemption of Helix Class A shares held by Public Shareholders(3)	162.7
Cash Proceeds from the PIPE Investment	260.9	Estimated Transaction Expenses	35.0
		Cash Bonus Payable to BBOT Chief Executive Officer	3.0
Total Sources	$1,128.0	Total Uses	$1,128.0

____________

*        Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      This amount reflects the following forfeitures:

•         Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•         Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(2)      Reflects the amount in the Trust Account as of December 31, 2024.

(3)      Assumes a Redemption Price of $10.46 per share, based on the amount in the Trust Account as of December 31, 2024.

Satisfaction of 80% Test

It is a requirement under Nasdaq rules that Helix completes one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of Helix’s signing a definitive agreement in connection with its initial business combination.

As of the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account was approximately $193.8 million, plus taxes payable on the income earned on the Trust Account, and 80% thereof was approximately $155.0 million. Based on the implied pre-money equity value of BBOT of approximately $461 million (or approximately $446 million adjusted using the treasury share method to account for currently outstanding options and the exclusion of approximately 3.4 million unallocated shares under BBOT’s existing incentive plan), the Transaction Committee and Helix Board determined that such requirement was met. In light of the financial background and experience of the members of Helix’s management team and the Transaction Committee and Helix Board, the Transaction Committee and Helix Board and believe that the members of Helix’s management team and the Transaction Committee and Helix Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of the Sponsor, Cormorant, and Helix’s Directors and Officers in the Business Combination

In considering the recommendation of the Helix Board to vote in favor of approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Incentive Plan, the ESPP Proposal, Director Election Proposal and Adjournment Proposal, shareholders should keep in mind that the Sponsor, Cormorant, and Helix’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated Helix Shareholders. Further, Helix’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Helix — Conflicts of Interest”.    We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Helix Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the EGM, including the Business Combination Proposal. Helix Shareholders should take these interests into account in deciding whether to approve the proposals presented at the EGM, including the Business Combination Proposal. These interests include, among other things:

•        the fact that the Sponsor holds 4,480,000 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, the Sponsor will hold an aggregate of 4,193,469 shares of PubCo Common Stock issued upon the conversion of such Founder Shares (assuming the Minimum Cash Condition Redemptions Scenario and the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that each of Helix’s independent directors and its advisor holds 30,000 Founder Shares, which shares were transferred to such persons by the Sponsor in connection with their service to Helix, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, Helix’s independent directors and its advisor will hold 30,000 shares of PubCo Common Stock each, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor and Helix’s independent directors and advisor are likely to be able to make a substantial profit on their investment in Helix even at a time when the PubCo Common Stock has lost significant value. Accordingly, the economic interests of the Sponsor and Helix’s independent directors and advisor diverge from the economic interests of Public Shareholders because the Sponsor and Helix’s independent directors and advisor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor holds 509,000 Helix Class A Shares, initially purchased for $10.00 per share in a private placement that occurred simultaneously with the closing if the Helix IPO, which will then automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant purchased an aggregate of 2,400,000 Helix Class A Shares in the IPO at a price of $10.00 per share, and such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, are stockholders of BBOT and will receive an estimated 4,021,250 shares of PubCo Common Stock in the Business Combination, using approximately $10.66 as the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, will purchase an estimated 7,032,829 shares of PubCo Common Stock in the PIPE Investment, which is equal to $75 million divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025, and such shares will not be subject to a lock-up;

•        the fact that Sponsor, Cormorant, and Helix’s directors and advisor who own Helix Ordinary Shares have each waived their right to redeem any Helix Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if Helix were to liquidate rather than complete an initial business combination, the Sponsor and Cormorant will lose their entire investment in Helix, which totals approximately $29,115,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $5,090,000 purchase price for the Helix Class A Shares purchased by Sponsor in a private placement concurrently with the IPO, and the $24 million purchase price for the Helix Class A Shares purchased by certain investment vehicles managed by Cormorant in the IPO, because the Sponsor and Cormorant have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event Helix is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed that it will be liable to Helix if and to the extent any claims by a third party for services rendered or products sold to Helix, or a prospective target business with which Helix has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by Helix’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Bihua Chen, Helix’s Chairwoman and Chief Executive Officer and an affiliate of the Sponsor and Cormorant, who has the right to attend meetings of the BBOT Board as a non-voting observer on behalf of Cormorant, and Raymond Kelleher, a current Cormorant designee on the BBOT Board, are expected to be directors of PubCo after the Closing. As such, in the future, Ms. Chen and Dr. Kelleher may receive fees for their service as director, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the A&R Registration Rights Agreement, the Sponsor, Cormorant, and Helix’s independent directors and advisor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the PubCo Common Stock following the consummation of the Business Combination. Helix estimates that the Sponsor, Cormorant, and Helix’s independent directors and advisor will hold an aggregate of 18,018,112 shares of PubCo Common Stock subject to registration rights, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares, and using a Redemption Price of approximately $10.66;

•        the fact that the Helix Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Helix but were not offered due to a Helix director’s duties to another entity. Helix does not believe that the waiver of the corporate opportunity doctrine in the Helix Articles interfered with its ability to identify an acquisition target; and

•        the continued indemnification of former and current directors and officers of Helix and Helix’s Sponsor and Cormorant and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Helix, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Helix — Conflicts of Interest.”

Compensation to be Received by the Sponsor, Cormorant, and Helix’s Officers and Directors in Connection with the Business Combination and PIPE Investment

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, Cormorant, and Helix’s officers and directors in connection with the Business Combination and PIPE Investment.

	Securities to be Received	Other Compensation
The Sponsor

Assuming the Minimum Cash Condition Redemptions Scenario: (i) 4,193,469 shares of PubCo Common Stock upon the exchange of 4,193,469 Founder Shares in the Domestication (assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which were initially purchased prior to the Helix IPO for approximately $0.006 per share and (ii) 509,000 shares of PubCo Common Stock upon the exchange of 509,000 Helix Class A Shares in the Domestication, which were initially purchased in a private placement that closed concurrently with the Helix IPO for $10.00 per share.

Reimbursement for loans and advances to Helix; no such amounts are outstanding as of the date of this proxy statement/prospectus.

$6,485 per month through the Closing for office space, utilities, secretarial and administrative support services provided to members of the Helix management team. As of December 31, 2024, Helix incurred $67,809 in fees for these services, of which such amounts are included in accrued expenses in Helix’s balance sheet as of December 31, 2024.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Cormorant

Assuming the Minimum Cash Condition Redemptions Scenario: (i) 2,400,000 shares of PubCo Common Stock upon the exchange of 2,400,000 Helix Class A Shares in the Domestication, which were initially purchased in the Helix IPO for $10.00 per share, (ii) an estimated 7,032,829 shares of PubCo Common Stock, which is equal to Cormorant’s $75 million PIPE Investment divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, and (iii) an estimated 4,021,250 shares of PubCo Common Stock upon the exchange of BBOT capital stock in the Merger, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

Continued indemnification after the Business Combination.
Bihua Chen	See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.

See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Fees for service as a post-closing director of PubCo, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors.

	Securities to be Received	Other Compensation
Helix Independent Directors and Advisor

Each will receive 30,000 shares of PubCo Common Stock upon the exchange of 30,000 Helix Class B Shares held by them in the Domestication, which shares were issued to them as consideration for services rendered to Helix.

Reimbursement for loans and advances to Helix; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

The securities to be issued to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. Helix’s independent directors are not members of the Sponsor and are not affiliates of Cormorant. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Cormorant, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.

Certain Engagements in Connection with the Business Combination

In connection with the PIPE Investments, Helix engaged Leerink Partners, Morgan Stanley, Cantor and Oppenheimer as placement agents, and Helix engaged Leerink Partners as its lead capital markets advisor. Helix agreed to pay Leerink Partners, Morgan Stanley and Cantor at the Closing a fee equal to the greater of (A) 4.125% of the gross proceeds received or to be received from the sale of PIPE Shares (other than with respect to the Business Combination with certain excluded investors or affiliate investors, including any investor of BBOT or any affiliate, subsidiary, related party or portfolio company of Helix or Cormorant) or (B) $5 million. Helix agreed to allocate 40% of such fees to Leerink Partners, 40% of such fees to Morgan Stanley, and 20% of such fees to Cantor. Helix also agreed to pay Oppenheimer at Closing a fee equal to $0.05 per certain of the PIPE Shares, provided that the fees Helix pays to Leerink Partners, Morgan Stanley and Cantor will be reduced pro-rata among Leerink Partners, Morgan Stanley and Cantor by the amount of fees Helix pays to Oppenheimer.

In addition, each of Leerink Partners, Morgan Stanley, Cantor and Oppenheimer is a full-service securities firm engaged in a wide range of activities for its own accounts and the accounts of others including securities underwriting, trading and brokerage activities, financing, investment banking and management, prime brokerage, individual wealth management, commodities and derivatives trading, foreign exchange, and financial advisory services. Each of Leerink Partners, Morgan Stanley, Cantor and Oppenheimer (and each their respective affiliates, directors and officers), in the course of their business, may, for its own account or the accounts of others, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, in any of the Company’s or any other company’s debt or equity securities or loans or any related derivative instrument. In addition, at any given time each of the placement agents and/or any of their affiliates may have been and/or could be engaged by one or more entities that may be competitors with, or otherwise adverse to, the Company in matters unrelated to any proposed transaction.

BBOT’s Reasons for the Business Combination

In the course of reaching their decisions to recommend and to approve the Business Combination, respectively, the BBOT Special Committee and BBOT Board held numerous meetings, consulted with BBOT’s management, financial advisors and legal counsel, and considered a wide variety of factors including, among others, the below material factors (which factors are not necessarily presented in any order of relative importance):

•        the Business Combination will expand both the access to capital for BBOT and the range of investors potentially available as a public company, compared to the investors BBOT could otherwise gain access to if it continued to operate as a privately-held company;

•        BBOT’s expected cash resources and need for additional capital to fund the development of its product candidates, and the uniqueness of this particular potential Business Combination, as the negotiated transaction will result in the infusion of capital at the time of Closing;

•        the potential benefits from increased public market awareness of BBOT and its product candidates;

•        the historical and current information concerning BBOT’s business, including its financial performance and condition, operations, management and research and development programs;

•        the competitive nature of the industry in which BBOT operates;

•        the BBOT Board’s fiduciary duties to BBOT’s stockholders;

•        the BBOT Board’s belief that this transaction provides a viable public listing strategy and access to available capital, and addresses the risk of the lack of an available market for an initial public offering at a later date;

•        the terms and conditions of the Business Combination Agreement; and

•        the likelihood that the Business Combination will be consummated on a timely basis.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the BBOT Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The BBOT Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

The BBOT Special Committee and BBOT Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination and the other transactions contemplated by the Business Combination Agreement, including the following:

•        the possibility that the Business Combination might not be completed in a timely manner or at all, and the potential adverse effect of the public announcement of the Business Combination on the reputation of BBOT and the ability of BBOT to obtain financing in the future in the event the Business Combination is not completed;

•        the costs involved in connection with completing the Business Combination, the time and effort of BBOT management required to complete the Business Combination, the related disruptions or potential disruptions to BBOT’s business operations and future prospects, including its relationships with its employees, licensors, contract research organizations and partners and others that do business or may do business in the future with BBOT, and related administrative challenges associated with combining the companies;

•        the additional expenses and obligations to which BBOT’s business will be subject following the Business Combination that BBOT has not previously been subject to, and the operational changes to BBOT’s business, in each case that may result from being a public company;

•        the fact that the representations and warranties in the Business Combination Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing;

•        the risk that the current Public Shareholders of Helix can redeem their Helix Class A Shares for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to PubCo following the consummation of the Business Combination;

•        the possibility of litigation challenging the Business Combination; and

•        various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this prospectus.

The foregoing information is not intended to be exhaustive but summarizes the material factors considered by the BBOT Board in its consideration of the Business Combination Agreement and the transactions contemplated. The BBOT Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the BBOT Board approved the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement.

This explanation of reasons for the BBOT Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and therefore subject to a number of risks and uncertainties and should be read in light of the factors discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Interests of BBOT’s Directors and Officers

BBOT’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the Helix Shareholders generally. These interests include, among other things, the interests listed below:

Affiliation with Cormorant

Dr. Kelleher, a member of the BBOT Board, is a Managing Director of Cormorant. In light of his relationship with both BBOT and Cormorant and to avoid any potential conflicts of interest, Dr. Kelleher was recused from the BBOT Board vote with respect to the Transactions. Following the Closing, Dr. Kelleher will continue to serve as a director of PubCo. See “Other Compensation” below. Additionally, Ms. Chen was a board observer to BBOT, but did not attend any BBOT Board or BBOT Special Committee meetings related to the Business Combination.

Certain Business Combination Related Payments

In connection with the closing of the Business Combination, Dr. Wallace is expected to receive a cash payment in the amount of $3,000,000.

Other Compensation

Upon the completion of the Business Combination, the following persons are expected to be appointed Executive Officers of PubCo: Drs. Wallace, Beltran and Ben. For a description of these arrangements see “Executive and Director Compensation of BBOT.”

In connection with the Business Combination, the PubCo Board will adopt a new non-employee director compensation policy to govern PubCo effective as of the Closing. It is anticipated that the new non-employee director compensation policy will provide for annual cash retainers and certain equity awards that will be granted following the Business Combination. Ms. Doig and Drs. McCormick, Kumar, Kelleher and Tipirneni will be subject to this policy.

Merger Consideration

Certain of BBOT’s directors are holders of, and/or are affiliated with entities that are holders of, BBOT equity interests and in such capacity will be entitled to receive the Aggregate Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Business Combination Agreement. Additionally, certain of BBOT’s directors are affiliated with entities that are PIPE Investors.

Expected Accounting Treatment for the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as BBOT has been determined to be the accounting acquirer under all redemptions scenarios presented. Under this method of accounting, Helix, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and BBOT, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of BBOT will become the historical financial statements of PubCo, and Helix’s assets, liabilities, and results operations will be consolidated with BBOT’s starting from the Closing Date. For accounting purposes, the financial statements of PubCo will represent a continuation of the financial statements of BBOT, with the Business Combination being treated as the equivalent of BBOT issuing stock for the net assets of Helix, accompanied by recapitalization. The net assets of Helix will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of BBOT in future final reporting of PubCo.

BBOT was determined to be the accounting acquirer under all of the redemptions scenarios presented based on the evaluation of the following facts and circumstances:

•        BBOT is the larger entity based on the presence of substantive operations and employee base and will assume the ongoing operations of the PubCo;

•        BBOT Stockholders (excluding Cormorant) will have the greatest voting interest that ranges from 40.8% to 50.2% in PubCo under various redemptions scenarios;

•        BBOT’s existing stockholders will have the greatest ability to influence decisions regarding the election and removal of PubCo’s board of directors;

•        BBOT will hold a majority of PubCo’s board of directors;

•        BBOT’s operations prior to the acquisition will comprise the only ongoing operations of PubCo;

•        BBOT’s senior management will comprise the senior management of PubCo;

•        PubCo will assume BBOT’s name;

•        BBOT’s headquarters will become PubCo headquarters; and

•        Helix does not meet the definition of a business.

The final allocation of consideration payable to BBOT equity holders will be determined upon the completion of the Business Combination and related events and could differ materially from the four scenarios presented.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules of BBOT (the “BBOT Disclosure Schedules”) and the disclosure schedules of Helix (the “Helix Disclosure Schedules” and, jointly with the BBOT Disclosure Schedules, the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about the Helix, BBOT, or any other matter.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Helix and BBOT, certain of which are qualified by materiality and material adverse effect and knowledge and, as applicable, are further modified and limited by the Disclosure Schedules. The representations and warranties of Helix are also qualified by information included in Helix’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of BBOT

The Business Combination Agreement contains representations and warranties made by BBOT to Helix relating to a number of matters pertaining to BBOT, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement and BBOT Disclosure Schedules:

•        corporate organization, qualification to do business, good standing and corporate power of BBOT;

•        due authorizations to execute, deliver and perform the Business Combination Agreement and the ancillary agreements;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the ancillary agreements or the consummation of the Business Combination;

•        relevant information from BBOT to determine that no pre-merger filing is necessary under the HSR Act;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the ancillary agreements or consummating the Business Combination;

•        capitalization of BBOT;

•        due maintenance of corporate records;

•        absence of subsidiaries and minority holdings;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the ancillary agreements or the consummation of the Business Combination;

•        financial statements of BBOT;

•        due maintenance and completeness of BBOT’s books and records;

•        internal accounting controls of BBOT;

•        absence of any changes constituting a BBOT Material Adverse Effect;

•        matters relating to real property, personal property and assets of BBOT;

•        matters relating to material contracts of BBOT;

•        necessary license and permits of BBOT;

•        compliance in all material respects with applicable laws;

•        matters relating to the intellectual property of BBOT;

•        compliance in all material respects with all healthcare laws applicable to BBOT;

•        matters relating to the accounts payable and affiliate loans of BBOT;

•        employee and employment matters (including employee benefits) of BBOT;

•        withholding tax;

•        tax matters of BBOT;

•        compliance with environmental laws;

•        broker’s and finder’s fees related to the Business Combination;

•        matters relating to BBOT’s power of attorney and suretyships;

•        directors and officers of BBOT;

•        Company’s compliance with anti-corruption laws, sanctions laws, export control laws, and international trade control laws of various jurisdictions;

•        Matters relating to BBOT’s insurance:

•        Related party transactions; and

•        Matters relating BBOT’s top customers, vendors and suppliers.

Representations and Warranties of Helix and Merger Sub

The Business Combination Agreement contains representations and warranties made by Helix and Merger Sub to BBOT relating to a number of matters pertaining to Helix and Merger Sub, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement and Helix Disclosure Schedules:

•        corporate organization, qualification to do business, good standing and corporate power of Helix and Merger Sub;

•        due authorizations to execute, deliver and perform the Business Combination Agreement and the ancillary agreements;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the ancillary agreements or the consummation of the Business Combination;

•        relevant information from Helix to determine that no pre-merger filing is necessary under the HSR Act;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the ancillary agreements or consummating the Business Combination;

•        broker’s and finder’s fees related to the Business Combination;

•        capitalization of Helix and Merger Sub;

•        that the information supplied by Helix for inclusion or incorporation in certain filings, including this proxy statement/prospectus, does not contain any untrue statement of material fact or material omission.

•        compliance of SEC filings with applicable laws and SEC rules and requirements, as well as financial statements;

•        balance in the Trust Account, arrangements and contracts pertaining to the Trust Account, and effects of the Business Combination on the Trust Account;

•        matters relating to Helix’s business practice and use of funds;

•        Helix’s compliance with anti-corruption laws and anti-money laundering laws;

•        Matters relating to affiliate transactions;

•        Litigation matters;

•        Matters relating to expenses, indebtedness and other liabilities;

•        Tax matters;

•        Helix’s and Merger Sub’s benefit arrangements;

•        Specific business activities, contracts and liabilities of Helix;

•        Absence of undisclosed liabilities; and

•        The PIPE Investments and Non-Redemption Agreements.

BBOT Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of BBOT are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, “BBOT Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence or state of facts (each, an “Event”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate a material adverse effect upon the business (including BBOT’s business of drug discovery, research and therapeutic development through clinical evaluation, the “Business”), assets, liabilities, results of operations or condition (financial or otherwise), of BBOT or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of BBOT to consummate the Business Combination; provided, however, that with respect to the foregoing clause (i) in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a BBOT Material Adverse Effect:

(a)     any change in general economic or political conditions;

(b)    changes in conditions generally affecting the industries in which BBOT operates;

(c)     any changes in financial, banking or securities markets in general, including any disruption thereof or any change in prevailing interest rates;

(d)    acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof (but only to the extent such escalation or worsening thereof was not reasonably foreseeable);

(e)     the taking of any action expressly required by the Business Combination Agreement;

(f)     any changes in applicable laws or accounting rules (including U.S. GAAP) or the interpretation thereof, in each case effected after the date of the Business Combination Agreement;

(g)    the announcement of the Business Combination Agreement or the consummation of the Business Combination Agreement (but in each case only to the extent attributable to such announcement or consummation) (provided that the exception in this subclause (g) shall not apply to any representation or warranty from BBOT contained in Sections 4.3, 4.5 and 4.9 of the Business Combination Agreement) or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a BBOT Material Adverse Effect for purposes of the condition to the closing obligations of Helix);

(h)    any natural disaster, epidemic, pandemic, or change in climate or act of God; or

(i)     any failure by BBOT to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the underlying facts giving rise to such failure may constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a BBOT Material Adverse Effect if such facts are not otherwise excluded under this definition).

Any Event referred to in subclauses (a), (b), (c), (d), (f) and (h) above may be taken into account in determining whether there has been or will be a BBOT Material Adverse Effect to the extent such Event has a disproportionate adverse effect on BBOT relative to similarly situated companies in the same industry in which BBOT conducts its operations.

Helix Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Helix are qualified in whole or in part by a material adverse effect standard on the ability of Helix to consummate the Business Combination for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, “Helix Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate a material adverse effect upon the business, assets, liabilities, results of operations or condition (financial or otherwise), of Helix or Merger Sub or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Helix or Merger Sub to consummate the Business Combination; provided, however, that with respect to the foregoing clause (i) in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Helix Material Adverse Effect:

(a)     any change in general economic or political conditions;

(b)    changes in conditions generally affecting the industries in which Helix or Merger Sub operates;

(c)     any changes in financial, banking or securities markets in general, including any disruption thereof or any change in prevailing interest rates;

(d)    acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof (but only to the extent such escalation or worsening thereof was not reasonably foreseeable);

(e)     the taking of any action expressly required by the Business Combination Agreement;

(f)     any changes in applicable laws or accounting rules (including U.S. GAAP) or the interpretation thereof, in each case effected after the date of the Business Combination Agreement;

(g)    the announcement of the Business Combination Agreement or the consummation of the Business Combination (but in each case only to the extent attributable to such announcement or consummation) (provided that the exception in this subclause (g) shall not apply to any representation or warranty from Helix or Merger Sub contained in Sections 5.3 and 5.5 of the Business Combination Agreement or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a Helix Material Adverse Effect for purposes for purposes of the condition to the closing obligations of BBOT); or

(h)    any natural disaster, epidemic, pandemic, or change in climate or act of God.

Survival of Representations and Warranties

Except as expressly provided the Business Combination Agreement or in the case of a fraud claim against a person, none of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants and Agreements

Conduct of Business of BBOT

BBOT has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing Date (the “Interim Period”), it will, subject to certain specified exceptions, including as set forth on BBOT Disclosure Schedules of the Business Combination

Agreement or by obtaining prior consent of Helix (which consent will not be unreasonably withheld, conditioned or delayed, and provided, that Helix shall be deemed to have consented in writing if it provides no responses within three (3) Business Days after BBOT has made a request for such consent in writing) or as required by applicable:

(a)     operate and conduct its business in the ordinary course of business (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and

(b)    use its commercially reasonable efforts to preserve intact its business operations, goodwill and business relationships with employees, clients, suppliers, contract manufacturing organizations, contract research organizations and other third parties.

During the Interim Period, BBOT also agreed not to, subject to certain specified exceptions, including as set forth on BBOT Disclosure Schedules of the Business Combination Agreement or by obtaining prior consent of Helix (which consent will not be unreasonably withheld, conditioned or delayed, and provided, that Helix shall be deemed to have consented in writing if it provides no responses within three (3) Business Days after BBOT has made a request for such consent in writing) or as required by applicable law:

(a)     amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents, or propose, adopt or effect any plan, or engage in, any reorganization, reclassification, liquidation, dissolution or similar transaction;

(b)    other than in the ordinary course of business consistent with past practice, amend, waive any provision of, or terminate prior to its scheduled expiration date, any material contract in a manner that is materially adverse to the interests of BBOT;

(c)     enter into any contract after the date of the Business Combination Agreement, including for capital expenditures, that would be considered a material contract and would obligate the payment by BBOT or PubCo, as applicable, of more than $500,000 (individually), other than in the ordinary course of business consistent with past practices or other than any contract contemplated by BBOT 2025 fiscal business plan approved by BBOT’s Board of Directors and made available to Helix;

(d)    make any capital expenditures in excess of $500,000 (individually);

(e)     (i) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any lien (other than permitted liens under the Business Combination Agreement), abandon, cancel, fail to maintain, let lapse, or otherwise dispose of, any of BBOT’s material tangible or intangible assets or material rights, except pursuant to existing contracts or commitments that are set forth on BBOT Disclosure Schedules; or (ii) disclose any trade secrets owned by BBOT to any person other than pursuant to a written agreement sufficiently restricting the disclosure and use thereof by such person;

(f)     pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other equity interests; or pay, declare or promise to pay any other amount to any stockholder, shareholder or other holder of equity interests in its capacity as such (which for the avoidance of doubt does not include payment of salary, benefits, commissions and other regular and necessary customary payments made in the ordinary course of business consistent with past practices);

(g)    (i) amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity interests, other than any non-economic terms of any BBOT Option outstanding on the date of the Business Combination Agreement (or issued after the date of the Business Combination Agreement in compliance with the Business Combination Agreement) in accordance with the terms of the applicable BBOT Option, or (ii) adjust, split, subdivide, combine, consolidate or reclassify any of its equity interests;

(h)    (i) make any loan, advance or capital contribution to, or investments in, any person; (ii) incur, assume, guarantee or otherwise become liable for, any indebtedness, including drawings under the lines of credit, if any; (iii) repay or satisfy any indebtedness; or (iv) amend or modify in any material respect any indebtedness;

(i)     delay, accelerate or cancel, or waive any material right with respect to, any receivables or indebtedness owed to BBOT or write off or make reserves against the same;

(j)     (i) merge or consolidate or enter a similar transaction with, or acquire any business or the material assets of, any other person; (ii) be acquired by any other person; or (iii) form any subsidiaries;

(k)    terminate or allow to lapse any insurance policy protecting any of BBOT’s assets or properties, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(l)     fail to continue to make timely contributions to each employee health and welfare benefit plan in accordance with the terms thereof;

(m)   institute, waive, release, compromise, settle or agree to settle any action, in each case in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary or equitable relief on such party;

(n)    except as required by U.S. GAAP, make any material change in its accounting policies, principles, methods or practices or write down the value of its assets;

(o)    change its principal place of business or jurisdiction of organization or enter into any new line of business;

(p)    sell, issue, redeem, assign, transfer, pledge, convey, repurchase or otherwise dispose of any equity interests (other than (i) as otherwise contemplated by the Business Combination Agreement or any ancillary agreement or (ii) any equity interests issued pursuant to the TheRas, Inc. 2016 Equity Incentive Plan, as amended from time to time (the “BBOT Incentive Plan”));

(q)    (i) make, change or revoke any material tax election; (ii) change any annual tax accounting periods or material method of tax accounting; (iii) amend, modify or otherwise change any filed material tax return; (iv) settle or compromise any claim, notice, audit report, assessment or other Action in respect of a material amount of taxes of BBOT; (v) enter into any tax allocation, tax sharing, tax indemnity or similar agreement or any “closing agreement” within the meaning of Section 7121 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any corresponding or similar provisions of state, local or non-U.S. tax law); (vi) surrender or forfeit or allow to expire any right to claim a material tax refund; (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes; (viii) take any action that would change the classification of BBOT for U.S. federal (and applicable state and local) income tax purposes or liquidate or otherwise dissolve BBOT; (ix) seek any tax ruling from any governmental authority or (x) initiate or enter into any voluntary disclosure agreement or similar agreement with any taxing authority;

(r)     take any action, or fail to take any action, or become obligated to take or fail to take any action, where such action or failure could reasonably be expected to prevent the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment;

(s)     other than as required by the BBOT Incentive Plan, as set forth on BBOT Disclosure Schedules, or as explicitly contemplated under the Business Combination Agreement, (i) grant any severance, retention, change in control or termination or similar pay to any BBOT director or senior executive, (ii) terminate, adopt, enter into or materially amend or grant any new awards under any incentive plan or any plan, policy, practice, program, agreement or other arrangement solely for the benefit of any BBOT director or senior executive that would be deemed an incentive plan as of the date of the Business Combination Agreement, (iii) materially increase the cash compensation, severance, termination or bonus opportunity of any BBOT director or senior executive, (iv) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by BBOT or to any BBOT director or senior executive, (v) terminate the employment or engagement, other than for cause, of any employee or independent contractor with an annual compensation in excess of $350,000, (vi) make any loan to any BBOT director or senior executive, other than advancement of expenses in the ordinary course of business consistent with past practices, or (vii) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(t)     enter into any affiliate transactions;

(u)    fail to take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the Business, including to obtain or maintain all necessary permits or fail to comply in material respects with all applicable laws as contemplated in Sections 4.18 and 4.20 of the Business Combination Agreement;

(v)    materially change its current clinical development plan or current clinical trials relating to, or allocate material resources away from or take any other action that would reasonably be expected to delay or impair the research, development or clinical trials of, BBO-8520, BBO-10203, or BBO 11818; or

(w)    authorize, agree or commit to do any of the foregoing.

Conduct of Business of Helix

Helix has agreed that, during the Interim Period, it will, subject to certain specified exceptions, including as set forth on the Helix Disclosure Schedules of the Business Combination Agreement or by obtaining prior consent of BBOT (which consent will not be unreasonably withheld, conditioned or delayed, and provided, that BBOT shall be deemed to have consented in writing if it provides no response within three (3) Business Days after Helix has made a request for such consent in writing) or as required by applicable:

(a)     operate and conduct its respective business in the ordinary course of business (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and

(b)    use its commercially reasonable efforts to preserve intact its business operations, goodwill and business relationships with employees, clients, suppliers, contract manufacturing organizations, contract research organizations and other third parties.

During the Interim Period, Helix also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the Helix Disclosure Schedules of the Business Combination Agreement or by obtaining prior consent of BBOT (which consent will not be unreasonably withheld, conditioned or delayed, and provided, that BBOT shall be deemed to have consented in writing if it provides no response within three (3) Business Days after Helix has made a request for such consent in writing) or as required by applicable law:

(a)     amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents, or propose, adopt or effect any plan, or engage in, any reorganization, reclassification, liquidation, dissolution or similar transaction;

(b)    amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any right under any Subscription Agreement, Non-Redemption Agreement or the Investment Management Trust Agreement, by and between Helix and Continental, dated February 8, 2024 (in each case other than ministerial changes that do not have an economic impact);

(c)     make any capital expenditures in excess of $500,000 (individually);

(d)    sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any lien (other than permitted liens under the Business Combination Agreement), abandon, cancel, fail to maintain, let lapse, or otherwise dispose of, any of the Helix’s material tangible or intangible assets or material rights;

(e)     pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other equity interests; or pay, declare or promise to pay any other amount to any stockholder, shareholder or other holder of equity interests in its capacity as such (which for the avoidance of doubt does not include payment of salary, benefits, commissions and other regular and necessary customary payments made in the ordinary course of business consistent with past practices);

(f)     (i) amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity interests, or (ii) adjust, split, subdivide, combine, consolidate or reclassify any of its equity interests;

(g)    (i) make any loan, advance or capital contribution to, or investments in, any person; (ii) incur, assume, guarantee or otherwise become liable for, any indebtedness, including drawings under the lines of credit, if any, other than, loans or advances from the Sponsor or an affiliate thereof or certain of Helix’s officers and directors to finance the expenses of Helix in connection with the Business Combination (which loans or advances shall not exceed $1,000,000 in the aggregate and shall be treated as a transaction expense of Helix); (iii) repay or satisfy any indebtedness; or (iv) amend or modify in any material respect any indebtedness;

(h)    suffer or incur any lien, except for permitted liens under the Business Combination Agreement, on Helix’s assets or properties;

(i)     delay, accelerate or cancel, or waive any material right with respect to, any receivables or indebtedness owed to the Helix, or write off or make reserves against the same;

(j)     (i) merge or consolidate or enter a similar transaction with, or acquire any business or the material assets of, any other person; (ii) be acquired by any other person; or (iii) form any subsidiaries;

(k)    terminate or allow to lapse any insurance policy protecting any of Helix’s assets or properties, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(l)     adopt any severance, retention or other employee plan;

(m)   institute, waive, release, compromise, settle or agree to settle any action, in each case in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary or equitable relief on such party;

(n)    except as required by U.S. GAAP, make any material change in its accounting policies, principles, methods or practices or write down the value of its assets;

(o)    change its principal place of business or jurisdiction of organization or enter into any new line of business;

(p)    sell, issue, redeem, assign, transfer, pledge, convey, repurchase or otherwise dispose of any equity interests (other than (i) the redemption, or (ii) as otherwise contemplated by the Business Combination Agreement or any ancillary agreement);

(q)    (i) make, change or revoke any material tax election; (ii) change any annual tax accounting periods or material method of tax accounting; (iii) amend, modify or otherwise change any filed material tax return; (iv) settle or compromise any claim, notice, audit report, assessment or other action in respect of a material amount of taxes of Helix; (v) enter into any tax allocation, tax sharing, tax indemnity or similar agreement or any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provisions of state, local or non-U.S. tax law); (vi) surrender or forfeit or allow to expire any right to claim a material tax refund; (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes; (viii) take any action that would change the classification of Helix for U.S. federal (and applicable state and local) income tax purposes or liquidate or otherwise dissolve Helix; (ix) seek any tax ruling from any authority or (x) initiate or enter into any voluntary disclosure agreement or similar agreement with any tax authority;

(r)     take any action, or fail to take any action, or become obligated to take or fail to take any action, where such action or failure could reasonably be expected to prevent the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment;

(s)     enter into any transaction with, distribute or advance any assets or property to, or incur any liabilities to any of its affiliates, other than (i) the payment of salary and benefits in the ordinary course consistent with past practices or (ii) as contemplated by the exceptions set forth in Section 6.1(a)(viii)(B) of the Business Combination Agreement; or

(t)     authorize, agree or commit to do any of the foregoing.

Additional Covenants of BBOT

Financial Statements and other Financial Information

Pursuant to the Business Combination Agreement, BBOT agreed to use its reasonable best efforts to provide Helix by April 15, 2025, or as promptly as reasonably practicable thereafter, with audited financial statements, including balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity, of BBOT as of and for each of the years ended December 31, 2024 and December 31, 2023, in each case, prepared in accordance with U.S. GAAP and Regulation S-X and audited in accordance with the standards of the PCAOB and containing an unqualified report of BBOT’s auditors.

BBOT also agreed to use its reasonable best efforts to provide Helix by the end of each calendar quarter during the Interim Period, or as promptly as reasonably practicable thereafter, the unaudited financial statements, including balance sheets, statements of operations, statements of cash flows and statements of stockholders equity, of BBOT as of and for each interim period required to be presented in the registration statement of which this proxy statement/prospectus forms a part, in each case, prepared in accordance with U.S. GAAP and Regulation S-X and reviewed in accordance with SAS 100 review procedures.

BBOT also agreed to use its reasonable best efforts to promptly provide Helix with additional financial information reasonably requested by Helix for inclusion in this proxy statement/prospectus and any other filings to be made by Helix with the SEC, and to reasonably cooperate with Helix in connection with the preparation for inclusion in this proxy statement/prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by the registration statement of which this proxy statement/prospectus forms a part.

Company Business Plan

BBOT further agreed that during the Interim Period, upon request from Helix, BBOT will provide Helix with a monthly update of BBOT’s cash position and overall performance relative to BBOT’s 2025 business plan.

Additional Covenants of Helix

Nasdaq Listing

Pursuant to the Business Combination Agreement, Helix agreed to use its reasonable best efforts to cause (i) Helix’s initial listing application with Nasdaq in connection with the Business Combination to have been approved; (ii) all applicable initial and continuing listing requirements of Nasdaq to be satisfied; and (iii) the PubCo Common Stock to be issued as Aggregate Merger Consideration or in connection with the PIPE Investments to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement and in any event prior to the Merger Effective Time.

The Incentive Plan and ESPP

According to the Business Combination Agreement, prior to the effective date of this registration statement, Helix will approve and adopt the PubCo Incentive Plan, in a form to substantially in the form attached to the Exhibit J of the Business Combination Agreement with such changes or modifications that may be mutually agreed upon between Helix and BBOT (such agreement not to be unreasonably withheld, conditioned or delayed by either BBOT or Helix, as applicable). The Incentive Plan will have such number of shares available for issuance equal to six percent (6%) of the PubCo Common Stock on a fully-diluted basis (calculated after giving effect to the transactions thereunder but excluding any BBOT Options)and shall include an “evergreen” provision that is mutually agreeable to BBOT and Helix that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Incentive Plan equal to five percent (5%) of the PubCo Common Stock on a fully-diluted basis. In addition, prior to the effective date of this registration statement, Helix will adopt an employee stock purchase plan in substantially the form attached Exhibit K of the Business Combination Agreement, with such changes or modifications thereto as BBOT and Helix may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either BBOT or Helix, as applicable). The ESPP shall have such number of shares available for issuance equal to 2% of the PubCo Common Stock on a fully diluted basis (calculated after giving effect to the Business Combination) and will include an “evergreen” provision that is mutually agreeable to BBOT and Helix that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the ESPP equal to one percent (1%) of the Fully Diluted Shares.

Trust Account

Helix agreed to cause the funds in the Trust Account to be disbursed in accordance with the trust agreement, including for the payment of (a) all amounts payable to Public Shareholders in connection with the exercise of redemption rights, (b) deferred underwriting compensation and the other transaction expenses to the third parties to which they are owed, and (c) the remaining monies in the Trust Account to PubCo after the Closing.

PIPE Investments

Helix will use its reasonable best efforts, and BBOT will use its reasonable best efforts to cooperate with Helix, to satisfy the conditions of the closing obligations contained in the Subscription Agreements relating to the PIPE Investment and consummate the transactions contemplated thereby.

Non-Redemption Agreements

Helix will use its reasonable best efforts, and BBOT will use its reasonable best efforts to cooperate with Helix, to satisfy the conditions of the closing obligations contained in the Non-Redemption Agreements.

Adoption of Registration Statements

Helix agreed that within one business day of the Closing Date, the post-Domestication PubCo, as the successor to the pre-Domestication Helix, will file a post-effective amendment to the Registration Statement pursuant to Rule 414(d) of the Securities Act.

Employment Agreements

Pursuant to the Business Combination Agreement, Helix will use commercially reasonable efforts to enter into employment agreements with BBOT executive employees listed in BBOT Disclosure Schedule, which employment agreements would become effective as of the Closing.

Joint Covenants of BBOT and Helix

Exclusivity

Pursuant to the Business Combination Agreement, during the Interim Period, neither BBOT, on the one hand, nor Helix, on the other hand, will, and each agreed to cause each of their respective representatives not to, directly or indirectly, (i) encourage, facilitate, solicit, initiate, engage, participate in any discussions or negotiations with any person concerning any Alternative Transaction (as defined below), (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible Alternative Transaction, including furnishing (including through any virtual data room) any information relating to BBOT or Helix, respectively, or any of their respective assets or businesses, or affording access to the assets, business, properties, books or records of BBOT or Helix, respectively, to any person for the purpose of facilitating an Alternative Transaction, or (iii) approve, recommend, endorse or enter into any Alternative Transaction or any contract related to any Alternative Transaction or publicly announce an intention to enter into an Alternative Transaction. Immediately following the execution of the Business Combination Agreement, BBOT and Helix will each, and will cause each of its respective representatives to, terminate any existing discussion or negotiations with any persons other than Helix, on the one hand, or BBOT, on the other hand, concerning any Alternative Transaction. Each party to the Business Combination Agreement will be responsible for any acts or omissions of any of its representatives that, if they were the acts or omissions of such party, would be deemed a breach of such party’s obligations thereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the other party may have against such representatives of such party with respect to any such acts or omissions).

An “Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving BBOT, on the one hand, or Helix, on the other hand, as applicable and in each case other than the Business Combination: (A) any direct or indirect merger, consolidation, share exchange, business combination, reconsolidation, recapitalization, reorganization, liquidation, dissolution, or other similar transaction, or (B) any direct or indirect sale, lease, license, exchange, transfer, option or other disposition of (x) all or a material portion of the assets or properties of BBOT or the Business, on the one hand, or Helix, on the other hand, as applicable, or (y) any class or series of the capital stock or other equity interests or debt securities or profit interests of BBOT, on the one hand, or Helix, on the other hand.

Further, in the event that there is an inquiry, proposal or offer for, or an indication of interest in entering into, an Alternative Transaction, communicated to BBOT or any of its representatives (each, an “Alternative Proposal”), BBOT will as promptly as practicable (and in any event within one business day after receipt thereof) advise Helix, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the person making any such Alternative Proposal. BBOT will keep Helix informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

Notice of Certain Events

Further, during the Interim Period, both Helix and BBOT agreed to promptly notify the other party of: (i) any notice or other communication from any person alleging or raising the possibility that the consent of such person is or may be required in connection with the Business Combination or that the Business Combination might give rise to any action or other rights by or on behalf of such person or result in the loss of any rights or privileges of BBOT (or PubCo, post-Closing) to any such person or create any lien on any of BBOT’s or PubCo’s assets; (ii) any notice or other communication from any authority in connection with the Business Combination; (iii) the occurrence of any fact or circumstance which constitutes or results in, or would reasonably be expected to constitute or result in, a BBOT Material Adverse Effect; and (iv) any inaccuracy of any representation or warranty of such party contained in the Business Combination Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Business Combination Agreement, that would reasonably be expected to cause any of the conditions set forth in Article IX of the Business Combination Agreement not to be satisfied.

Cooperation with Registration Statement, Proxy Statement/Prospectus, other Filings

Each of BBOT and Helix agreed to use its reasonable best efforts to cause the registration statement of which this proxy statement/prospectus forms a part to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the Business Combination.

Directors’ and Officers’ Indemnifications and Liability Insurance

Each of BBOT and Helix agreed that for a period of six (6) years from the Closing Date, they will, and will cause PubCo and BBOT after the Merger (the “Surviving Corporation”) to, maintain in effect, in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of Helix, Merger Sub or BBOT, as the case may be, or who, at the request of Helix, Merger Sub or BBOT, as the case may be, served as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), the exculpation, indemnification and advancement of expenses provisions of Helix’s, Merger Sub’s and BBOT’s respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Helix, Merger Sub or BBOT, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, (which, for the avoidance of doubt, shall provide for the advancement of reasonable attorneys’ fees and expenses of any such person as incurred to the fullest extent permitted under applicable law (including in connection with any action brought by any such person to enforce his or her rights under Section 6.9 of the Business Combination Agreement)) and the parties to the Business Combination Agreement will, and will cause PubCo and the Surviving Corporation to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any actions pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim. From and after the Closing Date, PubCo will cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in the Business Combination Agreement without limit as to time.

Sponsor Indemnification

Each of BBOT and Helix acknowledged and agreed that Helix’s obligations to indemnify and hold harmless the Sponsor and Cormorant, pursuant to the Administrative Services and Indemnification Agreement, dated February 8, 2024, by and between Helix and the Sponsor, expressly survives the Closing and will be the obligations of PubCo as of and following the Domestication. Further, at the Domestication Effective Time, PubCo agreed to assume all rights and obligations of Helix and its successors under all indemnification agreements then in effect between Helix and any person who is or was a director or officer of Helix or the Sponsor prior to the Domestication Effective Time that were either entered into prior to the signing of the Business Combination Agreement or following thereafter in accordance with the provisions of Section 6.1 of the Business Combination Agreement and which continue to be effective following the Closing.

Closing Conditions

The Closing is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of Each Party

The Closing is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things:

(a)     no governmental authority having competent jurisdiction over the parties hereto with respect to the Business Combination will have (i) enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award that is in effect or (ii) brought an action or issued or granted any order (whether temporary, preliminary or permanent) that is in effect and is final and non-appealable, and, in each case, which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise restraining, enjoining, or prohibiting consummation of the transactions contemplated by the Business Combination Agreement;

(b)    the registration statement of which this proxy statement/prospectus forms a part will have been declared effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

(c)     the Helix Shareholder Approval and BBOT Written Consent have been obtained;

(d)    the size and composition of the PubCo’s Board of Directors will consist of seven directors, as follows: (i) two directors will be designated by Cormorant; (ii) three directors will be designated by BBOT; (iii) one director will be BBOT’s Chief Executive Officer; and (iv) one director will be an independent director who is not employed by BBOT and who is mutually agreeable to the remaining directors; provided, that at least a majority of PubCo’s Board of Directors will qualify as independent directors (as such term is defined under Nasdaq rules); and

(e)     Helix’s initial listing application with Nasdaq in connection with the Business Combination has been approved and the PubCo Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and shares of PubCo Common Stock to be issued pursuant to the PIPE Investment, have been approved for listing on Nasdaq, subject to official notice of issuance.

Conditions to the Obligations of BBOT

The obligations of BBOT to consummate the Business Combination is subject to the satisfaction all of the following further conditions at or prior to the Closing, any one or more of which may be waived (where permissible) in writing exclusively by BBOT (in its sole discretion):

(a)     all of the representations and warranties of Helix set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of Helix pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the effective time of Domestication (the “Domestication Effective Time”) as if made on the Domestication Effective Time, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Helix Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Helix Material Adverse Effect;

(b)    Helix and Merger Sub have each performed or complied with, in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date;

(c)     no Helix Material Adverse Effect will have occurred with respect to Helix since the date of the Business Combination Agreement that is continuing;

(d)    the PubCo Charter shall have been filed with, and declared effective by, the Delaware Secretary of State;

(e)     the execution of the A&R Registration Rights Agreement by Sponsor and Cormorant and Lock-Up Agreements by Helix and lock-up stockholders;

(f)     Sponsor, Cormorant, and Helix’s independent directors have complied in all material respects with the respective covenants required to be performed or complied with by them pursuant to the Helix Support Agreement and the Helix Support Agreement not have been terminated;

(g)    the Helix Closing Cash equals no less than $400 million; and

(h)    Helix will have delivered, or caused to be delivered, all of the certificates, instruments, contracts, and other documents specified to be delivered by it under the Business Combination Agreement, duly executed by Helix (as applicable).

Conditions to the Obligations of Helix and Merger Sub

The obligations of Helix and Merger Sub to consummate the Business Combination are subject to the satisfaction of all of the following further conditions any one or more of which may be waived (where permissible) in writing by Helix (in its sole and absolute discretion):

(a)     all of the representations and warranties of BBOT set forth in the Business Combination Agreement and in any certificate delivered by or on behalf of BBOT pursuant thereto will be true and correct on and as of the date of the Business Combination Agreement and on and as of the Domestication Effective Time as if made on the Domestication Effective Time, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties will have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or a BBOT Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a BBOT Material Adverse Effect;

(b)    BBOT will have duly performed in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)     No BBOT Material Adverse Effect will have occurred with respect to BBOT since the date of the Business Combination Agreement that is continuing;

(d)    BBOT has delivered to Helix a duly executed certificate conforming to the requirements of Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i), and a notice to be delivered to the United States Internal Revenue Service as required under Treasury Regulations Section 1.897-2(h)(2), each dated no more than thirty (30) days prior to the Closing Date, certifying that no interest in BBOT is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code;

(e)     BBOT shall have delivered to Helix evidence, in form and substance reasonably acceptable to Helix, that each of the terminating contracts shall be terminated effective as of immediately prior to the Merger Effective Time without any further obligations of BBOT or PubCo;

(f)     BBOT has obtained each required BBOT consent and delivered to Helix evidence thereof, in form and substance reasonably acceptable to Helix; and

(g)    BBOT will have delivered, or caused to be delivered, all of the certificates, instruments, contracts, and other documents specified to be delivered by it under the Business Combination Agreement, duly executed by BBOT (as applicable).

Termination; Effectiveness

BBOT and Helix will be able to terminate the Business Combination Agreement by mutual written consent. Additionally, either Helix or BBOT would be able to terminate the Business Combination Agreement:

(a)     by written notice if any of the conditions to the Closing set forth in the Business Combination Agreement have not been satisfied or waived by October 31, 2025 (which we refer to as the Outside Date) (provided, that if the SEC has not declared the registration statement, of which this proxy statement/prospectus forms a part, effective on or prior to September 30, 2025, the Outside Date will be automatically extended to December 31, 2025); provided, however, the right to terminate the Business Combination Agreement will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the proximate cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(b)    by written notice if a governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement will not be available to either BBOT or Helix if the failure by it or its affiliates to comply with any provision of the Business Combination Agreement has been the proximate cause of such law or order; and

(c)     by written notice if the Helix Shareholder Approval is not obtained at the EGM (subject to any adjournment or postponement thereof).

BBOT will be able to terminate the Business Combination Agreement by giving written notice to Helix at any time prior to the Domestication, without prejudice to any rights or obligations BBOT may have, if: (i) Helix has breached any of its covenants, agreements, representations, and warranties contained in the Business Combination Agreement, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.3(a) or Section 9.3(b) of the Business Combination Agreement impossible; and (ii) such breach cannot be cured or is not be cured by the earlier of the Outside Date and thirty (30) days following receipt by Helix of a written notice from BBOT describing in reasonable detail the nature of such breach.

Helix will be able to terminate the Business Combination Agreement by giving written notice to BBOT at any time prior to the Domestication, without prejudice to any rights or obligations Helix or Merger Sub may have: (i) (x) if BBOT shall have breached any representation, warranty, agreement or covenant contained in the Business Combination Agreement which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.2(a) or Section 9.2(b) of the Business Combination Agreement impossible and (y) such breach cannot be cured or is not be cured by the earlier of the Outside Date and thirty (30) days following receipt by BBOT of a written notice from Helix describing in reasonable detail the nature of such breach; or (ii) if BBOT Written Consent is not obtained or is not delivered to Helix by BBOT Written Consent Deadline in accordance with Section 7.2 of the Business Combination Agreement; provided, however, that Helix shall will not have the right to terminate pursuant to this clause (ii) unless Helix provides written notice of its intention to terminate on or prior to 24 hours following BBOT Written Consent Deadline (BBOT Written Consent was obtained on February 28, 2025).

Waiver and Amendments

The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by BBOT and Helix.

Expenses

Except as otherwise set forth in the Business Combination Agreement, the payment of SEC filing fees will be borne equally by BBOT and Helix. If the Closing does not take place, each party to the Business Combination Agreement will be responsible for its own expenses. Upon the Closing, all expenses in connection with the Business Combination will be paid and/or reimbursed by wire transfer of immediately available funds, from the Helix Closing Cash, and to the extent such funds are exhausted, will be paid by PubCo.

Ancillary Agreements

Helix Support Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2025, the Sponsor, Cormorant, and other Helix Insiders entered into the Helix Support Agreement with Helix and BBOT, pursuant to which Helix Insiders agreed to vote, at any meeting of the Helix Shareholders, and in any action by written consent of the Helix Shareholders, all of such Helix Insiders’ Helix Class A Shares and Helix Class B Shares (i) in favor of each of the Condition Precedent Proposals, and any other matters necessary or reasonably requested by Helix for consummation of the Domestication, the Merger or any other transactions contemplated by the Business Combination Agreement and the approval of the Condition Precedent Proposals; (ii) against any Alternative Proposal or Alternative Transaction or any proposal relating to an Alternative Proposal or Alternative Transaction (as defined in the Business Combination Agreement, respectively); and (iii) in favor of any proposal sought by Helix to extend the deadline by which Helix must consummate its initial business combination. In addition, the Helix Support Agreement prohibits the Helix Insiders from, among other things, selling, assigning or transferring any Helix Ordinary Shares held by the Helix Insiders except to certain permitted transferees, until the earliest of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (c) the liquidation of Helix; (d) the written agreement of each of the terminating Helix Insider(s), Helix and BBOT with respect to terminating the rights and obligations under the Helix Support Agreement of a specific Helix Insider or a subset of Helix Insiders; and (e) the written agreement of all Helix Insiders, Helix and BBOT to terminate the agreement in its entirety.

In addition, the Helix Support Agreement provides that the Sponsor will, effective as immediately prior to the Domestication and conditioned upon the Closing, forfeit and surrender to Helix such number of Helix Class B Shares held by the Sponsor equal to the quotient of (i) the difference between (A) the Redemption Price multiplied by 4,600,000 less (B) $46,000,000 divided by (ii) the Redemption Price, which we refer to herein as the Sponsor Forfeited Shares. Additionally, the Sponsor agreed to, if and only if Helix Closing Cash is less than $400 million, and provided that Helix has used good faith efforts to meet the Minimum Cash Condition, forfeit a number of shares of PubCo Common Stock equal to (a) 3,360,000 multiplied by (b) one minus the number resulting from dividing (i) the actual Helix Closing Cash by (ii) $400 million, with any fractional share rounded to the nearest whole number resulting from such product.

Pursuant to the Helix Support Agreement, each of Cormorant and its permitted transferees irrevocably and unconditionally agreed not to submit any Helix Class A Shares owned by it for redemption in connection with the Business Combination, and the Sponsor and Helix Insiders agreed to comply with their non-redemption obligations as specified in the Insider Letter they entered into with Helix in connection with Helix’s initial public offering.

BBOT Stockholder Consent and BBOT Support Agreement

Concurrently with and immediately prior to the signing of the Business Combination Agreement, BBOT obtained and delivered to Helix the written consents of BBOT Consenting Stockholders required to approve the Business Combination Agreement, each ancillary agreement to which BBOT is a party, and the Business Combination.

Additionally, concurrently with and immediately prior to the signing of the Business Combination Agreement, Helix, BBOT and BBOT Supporting Stockholders (which includes Cormorant) entered into the BBOT Support Agreement. Pursuant to the BBOT Support Agreement, each BBOT Supporting Stockholder (i) agreed that each existing investor rights agreement of BBOT will automatically terminate upon the Closing, (ii) agreed not to make any proposal or offer that constitutes an Alternative Transaction, among other things, and (iii) waived and agreed not to exercise any rights of appraisal or rights to dissent it may have in connection with the Merger.

The BBOT Support Agreement also prohibits the BBOT Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of BBOT held by the BBOT Supporting Stockholders except to certain permitted transferees, until the earliest of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms; and (c) the written agreement of all BBOT Supporting Stockholders, Helix and BBOT to terminate the agreement in its entirety.

Lock-Up Agreement and Lock-Up Provisions of PubCo Bylaws

In connection with the Closing, the Helix Insiders will enter into the Lock-Up Agreement with PubCo.

Pursuant to the Lock-Up Agreement, the Helix Insiders will agree not to transfer (except for certain permitted transfers) any shares of PubCo Common Stock held by such holder after the Closing Date until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date.

The PubCo Bylaws will also provide that Lock-Up Holders who receive shares of PubCo Common Stock from PubCo as consideration pursuant to the Merger, or upon the settlement or exercise of warrants, stock options, restricted stock units or other equity awards assumed, continued, or substituted by PubCo pursuant to the Business Combination Agreement (provided that the lock-up does not apply to shares acquired in the Domestication or PIPE Investment, or in the public market or pursuant to a transaction exempt from registration under the Securities Act that occurs on or after the Closing), will not be permitted to transfer such shares of PubCo Common Stock (except for certain permitted transfers) following the Closing as follows: (i) the Employee Lock-Up Holders will be subject to lock-up for the duration of the Employee Lock-Up Period and (ii) Lock-Up Holders who are not Employee Lock-Up Holders will be subject to lock-up during the Lock-Up Period. If any lock-up obligation under the PubCo Bylaws is waived or repealed by PubCo’s Board of Directors, the PubCo Board will be required to also waive or repeal (as applicable) any lock-up obligation of each party under the Lock-Up Agreement.

We estimate that approximately 57.5 million shares of PubCo Common Stock (which includes 3,630,360 shares issuable upon exercise of PubCo Options) will be subject to lock-up pursuant to the Lock-Up Agreement or the lock-up provisions of the PubCo Bylaws immediately following Closing, representing approximately 67.0% of the total issued and outstanding shares of PubCo Common Stock following the Business Combination, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares by the Sponsor, and that an aggregate of approximately $260.9 million of PIPE Investments are funded at the Closing.

Set forth below is a tabular presentation of the post-closing lock-ups:

Lock-up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
Sponsor

4,702,469 shares of PubCo Common Stock, assuming the Minimum Cash Redemptions Scenario, which includes (i) 4,193,469 shares of PubCo Common Stock upon the exchange of 4,193,469 Founder Shares in the Domestication (assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), and (ii) 509,000 shares of PubCo Common Stock upon the exchange of 509,000 Helix Class A Shares in the Domestication.

		Lock-Up Period(1)	Permitted Transferees(3)
Cormorant

13,454,079 shares of PubCo Common Stock, assuming the Minimum Cash Redemptions Scenario, which includes (i) 2,400,000 shares of PubCo Common Stock upon the exchange of 2,400,000 Helix Class A Shares in the Domestication, (ii) an estimated 7,032,829 shares of PubCo Common Stock, which is equal to Cormorant’s $75 million PIPE Investment divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, and (iii) an estimated 4,021,250 shares of PubCo Common Stock upon the exchange of BBOT capital stock in the Merger, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

		Lock-Up Period(1)	Permitted Transferees(3)
Bihua Chen	18,159,546 shares of PubCo Common Stock. See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.	Lock-Up Period(1)	Permitted Transferees(3)
Helix Independent Directors	30,000 shares of PubCo Common Stock, each, upon the exchange of 30,000 Founder Shares in the Domestication, each.	Lock-Up Period(1)	Permitted Transferees(3)
Helix Advisor	30,000 shares of PubCo Common Stock upon the exchange of 30,000 Founder Shares in the Domestication.	Lock-Up Period(1)	Permitted Transferees(3)

Lock-up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
BBOT Stockholders (other than Employee Lock-Up Holders)

35,581,624 shares of PubCo Common Stock, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

		Lock-Up Period(1)	Permitted Transferees(3)
Employee Lock-Up Holders	No outstanding shares of PubCo Common Stock.	Employee Lock-Up Period(2)	Permitted Transferees(3)

____________

(1)      The Lock-Up Period is the period beginning immediately following the Closing Date until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date.

(2)      The Employee Lock-Up Period is the period beginning on the Closing Date and ending on the day that is the six month anniversary of the Closing Date. 3,630,360 shares of PubCo Common Stock underlying PubCo Options will be subject to the Employee Lock-Up Period, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

(3)     The lock-up restrictions will not apply to: (a) in the case of an individual, a transfer (i) to PubCo’s officers or directors, affiliate or family member of PubCo’s officers or directors, or partners of the holder or their affiliates, any affiliates of the holder, or any employees of such affiliates; (ii) by gift to the individual’s immediate family, a trust whose beneficiary is the individual or his or her immediate family, or a charitable organization; (iii) by virtue of laws of descent and distribution upon the death of the holder; (iv) by operation of law or pursuant to a qualified domestic relations order; and (v) to a partnership, limited liability company or other entity of which the individual or immediate family members are legal and beneficial owners of all outstanding equity securities or other interests; (b) in the case of an entity, a transfer (i) to direct or indirect partners, members, or equityholders, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (ii) if the entity is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (iii) by virtue of the laws of the entity’s jurisdiction or constating documents; (iv) transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity; (c) a transfer to any Lock-Up Holders or their permitted transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (d) a transfer of securities acquired in open market transactions after the Closing, provided that no such transaction is required to be publicly announced; (e) the exercise of stock options or warrants to purchase shares of PubCo Common Stock and any related transfer of shares of PubCo Common Stock to the Company in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of PubCo Common Stock, it being understood that all shares of PubCo Common Stock received upon such exercise, vesting or transfer will remain subject to the lock-up during the Lock-Up Period or Employee Lock-Up Period, as applicable; (f) a transfer to PubCo pursuant to contractual agreements in effect at Closing that provides for the repurchase by PubCo or forfeiture of PubCo Common Stock or other securities convertible into or exercisable or exchangeable for PubCo Common Stock in connection with the termination of the holder’s service to PubCo; (m) the entry by the holder at any time after the Closing, of any trading plan providing for the sale of shares of PubCo Common Stock by the holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of PubCo Common Stock during the Lock-Up Period or Employee Lock-Up Period, as applicable and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period or Employee Lock-Up Period; and (n) a transfer in connection with liquidation, merger, stock exchange, reorganization or tender offer approved by the PubCo Board or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of PubCo Common Stock for cash, securities or other property.

A&R Registration Rights Agreement

In connection with the Closing, PubCo, Helix Insiders and certain former BBOT Stockholders will enter into the A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo’s sole cost and expense) the Resale Registration Statement, and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by the Helix and the Helix Insiders in connection with Helix’s initial public offering. The A&R Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the A&R Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

We estimate that approximately 67.0 million shares of PubCo Common Stock will be subject to registration rights pursuant to the A&R Registration Rights Agreement and the Subscription Agreements immediately following Closing, representing approximately 81.5% of the total issued and outstanding shares of PubCo Common Stock following the Business Combination, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares by the Sponsor, and that an aggregate of approximately $260.9 million of PIPE Investments are funded at the Closing.

Subscription Agreement

In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Helix agreed to issue and sell to the PIPE investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately $260.9 million of PIPE Shares at a purchase price equal to the Redemption Price. Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments.

The obligations of each party to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq; (ii) all conditions precedent to the closing of the Business Combination set forth in Article IX of the Business Combination Agreement having been satisfied or waived; and (iii) the absence of specified adverse laws, rules, regulations, judgments, decrees, executive orders or awards making the PIPE Investment illegal or otherwise prohibiting its consummation.

The obligations of Helix to consummate the PIPE Investments are further subject to additional conditions, including, among other things: (i) material compliance by the PIPE Investors with their agreements and covenants under the Subscription Agreement; and (ii) the truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bring-down standards.

The obligations of the PIPE Investors to consummate the PIPE Investments are further subject to additional conditions, including, among other things: (i) the Business Combination Agreement not having been amended, modified, or supplemented, and no condition having been waived thereunder, in any manner that would reasonably be expected to materially adversely affect the economic benefits that a PIPE Investor would reasonably expect to receive under the Subscription Agreement; (ii) the truth and accuracy of the representations and warranties of Helix in the Subscription Agreement, subject to customary bring-down standards; (iii) no subscription agreement, side letter, or other agreement or understanding with any PIPE Investor having been amended, modified, or waived in any manner that benefits such PIPE Investor unless each PIPE Investor has been offered the same benefits; (iv) material compliance by Helix with its agreements and covenants under the Subscription Agreement; (v) Helix having received not less than $200 million in cash from the PIPE Investments; and (vi) no Material Adverse Effect or Helix Material Adverse Effect having occurred since the date of the Subscription Agreement that is continuing.

Non-Redemption Agreement

In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into the Non-Redemption Agreements with the Non-Redeeming Holders, pursuant to which, among other things, each Non-Redeeming Holder irrevocably and unconditionally agreed, for the benefit of Helix, that neither it nor its controlled affiliates will exercise any redemption rights under Helix’s Articles with respect to the Non-Redeeming Shares at any meeting of the Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. The Non-Redeeming Holder also agreed (i) not to transfer directly or indirectly the Non-Redeeming Shares held by it until earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its Non-Redeeming Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the Helix in connection with the Business Combination and in favor of any proposal brought by Helix to adjourn or postpone the EGM. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements.

An aggregate of 450,900 Helix Class A Shares are subject to the Non-Redemption Agreements.

Additionally, as discussed elsewhere in this proxy statement/prospectus, in connection with Helix’s IPO, the Sponsor and the Helix Insiders entered into the Insider Letter with Helix, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Helix Support Agreement, the Sponsor and each of Helix’s independent directors and advisor who hold Founder Shares agreed not to redeem any Helix Ordinary Shares held by them in connection with the Business Combination, and Cormorant also agreed to waive its redemption rights with respect to any Helix Ordinary Shares it holds, including the 2,400,000 Helix Class A Shares purchased in the IPO. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.

Regulatory Approvals

Each of Helix and BBOT has agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Business Combination Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Business Combination Agreement.

The parties have determined that the Business Combination is not reportable under the HSR Act, and the rules and regulations promulgated thereunder. Thus, the Business Combination is not subject to the termination or expiration of any waiting period under the HSR Act.

Vote Required for Approval

The Closing is conditioned on approval of the Business Combination Proposal. Additionally, each of the Business Combination Proposal, Domestication Proposal, PIPE Investment Proposal, Organizational Documents Proposal, Advisory Organizational Documents Proposals, the Incentive Plan, the ESPP Proposal and Director Election Proposal is cross-conditioned on the approval of each other. If any of one of these proposals is not approved by Helix Shareholders, the Business Combination shall not be consummated.

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the holders of issued and outstanding Helix Ordinary Shares present in person or by proxy at the EGM and entitled to vote on such matter, who vote at the EGM. Failure to vote by proxy or to vote in person at the EGM or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

The Sponsor, Cormorant and Helix Insiders have agreed to vote any Helix Ordinary Shares owned by them in favor of the Business Combination.

The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 4,245,501 Public Shares to vote in favor of the Business Combination Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the entry of Helix into the Business Combination Agreement, dated February 28, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among Helix, Helix II Merger Sub, Inc., and TheRas, Inc. (in the form attached to the proxy statement/prospectus of the meeting as Annex A), the consummation of the transactions contemplated by the Business Combination Agreement and the performance by Helix of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

Helix is asking its shareholders to approve, by special resolution, a change of Helix’s jurisdiction of incorporation by de-registering as an exempted company from the Cayman Registrar and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL, and Part XII of the Cayman Companies Act. To effect the Domestication, Helix will (i) file a notice of de-registration with the Cayman Registrar, together with the necessary accompanying documents, (ii) file a Certificate of Domestication with the Secretary of State of the State of Delaware, together with the PubCo Charter, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, and (iii) obtain a certificate of de-registration from the Cayman Registrar, pursuant to which Helix will be domesticated and continue as a Delaware corporation. In connection with the Domestication and simultaneously with the Business Combination, the corporate name of Helix will change to BridgeBio Oncology Therapeutics, Inc.

In accordance with applicable law, the Certificate of Domestication will provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder, each then issued and outstanding Helix Class A Share will convert automatically, on a one-for-one basis, into one share of PubCo Common Stock.

The Domestication Proposal, if approved, will approve a change of Helix’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Helix is currently governed by the Cayman Companies Act, upon the Domestication, PubCo will be governed by the DGCL. Helix encourages shareholders to carefully consult the information in “Comparison of Corporate Governance and Shareholder Rights”.

Reasons for Domestication

The Helix Board believes that it would be in the best interests of Helix, simultaneously with the completion of the Business Combination, to effect the Domestication. Further, the Helix Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its shareholders, who are the owners of the corporation. In addition, because BBOT principally operates within the United States, it was the view of the Helix Board that PubCo should be structured as a corporation organized in the United States.

The Helix Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Helix and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as BBOT’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Helix believes such clarity would be advantageous to PubCo, the PubCo Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for PubCo’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. PubCo’s incorporation in Delaware may make PubCo more attractive to future candidates for the PubCo Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, Helix has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Helix Board therefore believes that providing the benefits afforded directors by Delaware law will enable PubCo to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Helix’s stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, Helix believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, Helix believes that the corporate environment afforded by Delaware will enable PubCo to compete more effectively with other public companies in attracting and retaining new directors.

Reasons for Name Change

The Helix Board believes that it would be in the best interests of Helix to, in connection with the Domestication and simultaneously with the Business Combination, change its corporate name to BridgeBio Oncology Therapeutics, Inc. to more accurately reflect the business purpose and activities of BBOT.

Regulatory Approvals; Third-Party Consents

Helix is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication is intended to occur one business day prior to the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under “Proposal No. 1 — The Business Combination Proposal.” Helix must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon Helix and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Vote Required for Approval

Approval of the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of issued and outstanding Helix Class B Shares who, being present in person or represented by proxy and entitled to vote at the EGM, vote at the EGM. The holders of the Helix Class A Shares will have no right to vote on the Domestication Proposal, in accordance with Article 48 of the Helix Articles. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the Domestication Proposal because the Domestication Proposal requires the affirmative vote of two-thirds of votes cast and an abstention and broker non-vote is not a vote cast.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Helix Ordinary Shares.

The outstanding Helix Class B Shares are exclusively owned by the Helix Insiders. Accordingly, the Helix Insiders will be able to approve the Domestication Proposal without the vote of any other Helix Shareholder.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that Helix be de-registered in the Cayman Islands pursuant to article 49 of the amended and restated memorandum and articles of association of Helix and Part XII of the Cayman Islands Companies Act (As Revised) and transferred by way of continuation to Delaware as a corporation under the laws of the state of Delaware.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal, Domestication Proposal and the other Condition Precedent Proposals are approved, Helix’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Why Helix Needs Shareholder Approval

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the shares of common stock, or 20% or more of the voting power, outstanding before the issuance.

Upon the consummation of the Business Combination, using an Estimated Consideration Ratio of 0.0905, which is based on Aggregate Fully Diluted BBOT Shares of 477,952,369 as of March 31, 2025 and an assumed Redemption Price of approximately $10.66 (estimated using an assumed Closing Date of June 30, 2025), PubCo expects to issue (i) an estimated 39,602,874 shares of PubCo Common Stock to the BBOT Stockholders (including Cormorant) (ii) and up to an estimated 3,630,360 shares of PubCo Common Stock upon the cash exercise of PubCo Options to be issued in exchange for BBOT Options, which exceeds 20% of the Helix Ordinary Shares outstanding as of February 28, 2025, the date that the Business Combination Agreement was signed and will result in a change of control of Helix.

Upon the consummation of the PIPE Investment, PubCo expects to issue an estimated 24,464,768 shares of PubCo Common Stock to the PIPE Investors (including Cormorant), which is equal to approximately $260.9 million divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, which exceeds 20% of the Helix Ordinary Shares outstanding as of February 28, 2025, the date that the Subscription Agreements were signed. The closing price of the Helix Class A Shares prior to the signing of the Subscription Agreements was $10.80 and the average closing price of the Helix Class A Shares for the five trading days immediately preceding the signing of the Subscription Agreements was $10.73.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the issued and outstanding Helix Ordinary Shares, represented in person or by proxy and entitled to vote thereon and who vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of Helix Ordinary Shares. The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns

4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 4,245,501 Public Shares to vote in favor of the Stock Issuance Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of PubCo Common Stock to the shareholders of Helix in the Domestication and stockholders of BBOT in the Merger pursuant to the Business Combination Agreement, (ii) shares of PubCo Common Stock to the PIPE Investors in the PIPE Investment pursuant to the Subscription Agreements, and (iii) any other issuances of PubCo Common Stock and securities convertible into or exercisable for PubCo Common Stock pursuant to subscription, purchase or similar agreements Helix has entered, or may enter, into prior to Closing, be approved in all respects.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT HELIX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Domestication Proposal is approved and the Business Combination is consummated, Helix will replace the Helix Articles, under the Cayman Companies Act, with the PubCo Charter and the PubCo Bylaws of PubCo and change the name of Helix to BridgeBio Oncology Therapeutics, Inc., in each case, pursuant to the DGCL.

Helix’s shareholders are asked to consider and vote upon and to adopt the PubCo Organizational Documents in connection with the replacement of the Helix Articles with the PubCo Organizational Documents. The Organizational Documents Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Helix Ordinary Shares.

The following is a summary of the key changes effected by the Proposed Charter:

1.      Name Change:    Change our name from Helix Acquisition Corp. II to “BridgeBio Oncology Therapeutics, Inc.”

2.      Corporate Purpose:    Provide that the purpose of the post-combination company is “to engage in any lawful act or activity for which corporations may be organized under the DGCL” and to delete all provisions pertaining to a blank-check company.

3.      Authorized Shares:    Provide for a single class of common stock of PubCo, entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote (other than certain amendments relating to preferred stock) and provide for a capital structure of PubCo that will enable it to continue as an operating company governed by the DGCL. The capital structure of Helix will be changed from (i) 500,000,000 Helix Class A Shares, 50,000,000 Helix Class B Shares and 5,000,000 Helix preference shares to (ii) [•] shares of PubCo Common Stock and [•] shares of PubCo preferred stock.

4.      Exclusive Forum Provisions:    Establish that, unless PubCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of PubCo to PubCo or PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

5.      Adoption of Supermajority Vote Requirement in certain instances:    Establish that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote.

6.      Removal of Directors:    Provide that any director may be removed only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock.

7.      Action by Written Consent of the Stockholders:    Eliminate the right of stockholders to act by written consent.

8.      Provisions Related to Status as Blank Check Company:    Provide for certain amendments to better reflect PubCo’s existence as an operating company. For example, the proposed PubCo Charter would remove the requirement to dissolve PubCo and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination.

Reasons for the Amendments

The Helix Board’s reasons for proposing the PubCo Charter are set forth below. The following is a summary of the key changes effected by the PubCo Charter, but this summary is qualified in its entirety by reference to the full text of the PubCo Charter, a copy of which is included as Annex I:

1.      Name Change:    Currently, our name is Helix Acquisition Corp. II. Our board of directors believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed the name change.

2.      Corporate Purpose:    Our board of directors believes this change is appropriate to remove language applicable to a blank check company.

3.      Authorized Shares:    The principal purpose of this proposal is to provide for an authorized capital structure of PubCo that will enable it to continue as an operating company governed by the DGCL. The Helix Board believes that it is important for Helix to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.

4.      Exclusive Forum Provisions:    Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist PubCo in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The Helix Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, PubCo will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state or, if applicable, federal courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The choice of forum provision is intended to apply to the fullest extent permitted by law to the above-specified types of actions and proceedings, including any derivative actions asserting claims under state law or the federal securities laws, and is intended to require, in each case, to the fullest extent permitted by law, that (i) any Securities Act claims be brought in the federal district courts of the United States in accordance with the choice of forum provision and (ii) suits brought to enforce any duty or liability created by Exchange Act be brought in the United States District Court for the District of Delaware. The provision does not apply to any direct claims brought by PubCo’s shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Exchange Act. In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make PubCo’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

5.      Adoption of Supermajority Vote Requirement in certain instances:    The Helix Articles provide that amendments may be made by a special resolution under the Cayman Companies Act, being the affirmative vote of at least two-thirds of the issued and outstanding Helix Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.

Any amendment to the PubCo charter will generally require approval by holders of at least a majority of our then outstanding common stock (except where a lower threshold is provided by the DGCL). The proposed PubCo Charter provides that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote. The amendments are intended to protect the proposed PubCo Bylaws and certain key provisions of the proposed PubCo Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

6.      Removal of Directors:    The Helix Articles provide that before a Business Combination, holders of Helix Class B Shares may remove any director, and that after a Business Combination, shareholders may by Ordinary Resolution remove any director. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. Provide that any director may be removed only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock. The Helix Board believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of PubCo’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of PubCo’s board of directors.

7.      Action by Written Consent of the Stockholders:    Under the proposed PubCo Charter, PubCo’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend PubCo’s organizational documents outside of a duly called special or annual meeting of the stockholders of PubCo. Further, the Helix Board believes continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions. In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which Helix is aware to obtain control of PubCo, and Helix and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the Helix Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of PubCo. Inclusion of these provisions in the proposed PubCo Charter might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

8.      Provisions Related to Status as Blank Check Company:    The Helix Board believes that making corporate existence perpetual is desirable to reflect the Business Combination with Company. Additionally, perpetual existence is the usual period of existence for corporations, and the Helix Board believes that it is the most appropriate period for Helix following the Business Combination. The elimination of certain provisions related to Helix’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the proposed PubCo Charter does not include the requirement to dissolve PubCo and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the Helix Board believes it is the most appropriate period for PubCo following the Business Combination. In addition, certain other provisions in Helix’s current organizational documents require that proceeds from Helix initial public offering be held in the trust account until a business combination or liquidation of Helix has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the proposed PubCo Charter.

Vote Required for Approval

Approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of the holders of a majority of at least two-thirds of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Helix Ordinary Shares.

The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 8,163,668 Public Shares to vote in favor of the Organizational Documents Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of Helix currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new PubCo Charter and the PubCo Bylaws (in the form attached to the proxy statement/prospectus of the meeting as Annex I and Annex J, respectively) including, without limitation, the authorization of the change in authorized share capital as indicated therein, in each case effective upon the effectiveness of the Domestication.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT HELIX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

If the Condition Precedent Proposals, including the Organizational Documents Proposal, are approved and the Business Combination is consummated, Helix will replace the Helix Articles, under the Cayman Companies Act, with the proposed PubCo Organizational Documents, under the DGCL.

Helix’s shareholders are asked to consider and vote upon and to approve as an ordinary resolution, on a non-binding and advisory basis only, six separate proposals in connection with the replacement of the Helix Articles with the proposed PubCo Organizational Documents. These six proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman or Delaware law, but pursuant to SEC guidance, Helix is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Helix, the Helix Board, BBOT or the PubCo Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from the approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Helix intends that the Proposed Organizational Documents will take effect from the registration of Helix in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal and the Organizational Documents Proposal.

The proposed PubCo Organizational Documents differ materially from the Helix Articles. The following sets forth a summary of the principal changes proposed between the Helix Articles and the proposed PubCo Organizational Documents. This summary is qualified by reference to the complete text of the Helix Articles, which are included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and, the complete text of the proposed PubCo Charter, a copy of which is attached to this proxy statement/prospectus as Annex I and the complete text of the proposed PubCo Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex J. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Helix Articles are governed by the Cayman Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Helix encourages shareholders to carefully consult the information set out under the section of this proxy statement/prospectus entitled “Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication”.

	Helix Articles, under the Cayman Companies Act	Proposed PubCo Organizational Documents, under the DGCL
Authorized Shares (Advisory Organizational Documents Proposal 5A)	The Helix Articles authorize 500,000,000 Helix Class A Shares, 50,000,000 Helix Class B Shares, and 5,000,000 preference shares, par value of $0.0001 per share, of Helix.	The proposed PubCo Charter authorizes [•] total shares, consisting of [•] shares of PubCo Common Stock and [•] of preferred stock, par value $[0.0001] per share.
Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)

The Helix Articles adopt the courts of the Cayman Islands as the exclusive forum for certain disputes, provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

The proposed PubCo Bylaws adopt Delaware as the exclusive forum for certain disputes, provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

	Helix Articles, under the Cayman Companies Act	Proposed PubCo Organizational Documents, under the DGCL
Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5C)

The Helix Articles provide that amendments to the Helix Articles (other than with respect to the Article 51 of the Helix Articles) may be made by a special resolution under the Cayman Companies Act, being the affirmative vote of at least two-thirds of the issued and outstanding Helix Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.

Any amendment to the PubCo charter will generally require approval by holders of at least a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL). The proposed PubCo Charter provides that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote.

Removal of Directors (Advisory Organizational Documents Proposal 5D)

The Helix Articles provide that before a Business Combination, holders of Helix Class B Shares may remove any director, and that after a Business Combination, shareholders may by ordinary resolution remove any director.

The proposed PubCo Charter permits the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock.

Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5E)	The Helix Articles permit shareholders to approve matters by unanimous written resolution.	The proposed PubCo Charter require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.
Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents (Advisory Organizational Documents Proposal 5F)	The Helix Articles include reference to the company’s status as a blank check company with nominal operations prior to the consummation of a business combination.

The proposed PubCo Charter does not include provisions related to Helix’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as Helix will cease to be a blank check company at such time.

Advisory Organizational Documents Proposal 5A — Authorized Shares

Helix Shareholders are being asked to approve and adopt an amendment to the Helix Articles to authorize the change in the authorized capital stock of Helix from 500,000,000 Helix Class A Shares, 50,000,000 Helix Class B Shares, and 5,000,000 preference shares, par value of $0.0001 per share, to [•] shares of PubCo Common Stock and [•] shares of preferred stock, par value $[0.0001] per share.

In order to ensure that PubCo has sufficient authorized capital for future issuances, the Helix Board has approved, subject to shareholder approval, that the proposed PubCo Organizational Documents change the authorized capital stock of Helix from 500,000,000 Helix Class A Shares, 50,000,000 Helix Class B Shares, and 5,000,000 Helix preference shares, par value $0.0001 per share, to [•] shares of PubCo Common Stock and [•] of preferred stock, par value $[0.0001] per share.

This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All Helix Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.

Advisory Organizational Documents Proposal 5B — Exclusive Forum Provision

Helix Shareholders are being asked to approve and adopt an amendment to the PubCo Bylaws to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

The PubCo Bylaws stipulate that, unless the PubCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the PubCo to the PubCo or the PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All Helix Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.

Advisory Organizational Documents Proposal 5C — Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents

Helix Shareholders are being asked to approve and adopt an amendment to the Helix Articles to approve provisions providing that any amendment to the PubCo charter will generally require approval by holders of at least a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL). The proposed PubCo Charter provides that the PubCo Bylaws may be amended by the PubCo board of directors or by the stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class; provided that if the PubCo board of directors recommends that stockholders approve such amendment, it shall only require a majority vote.

This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All Helix Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.

Advisory Organizational Documents Proposal 5D — Removal of Directors

Helix Shareholders are being asked to approve and adopt an amendment to the Helix Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of preferred stock.

This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All Helix Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.

Advisory Organizational Documents Proposal 5E — Action by Written Consent of Stockholders

Helix Shareholders are being asked to approve and adopt an amendment to the Helix Articles to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All Helix Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.

Advisory Organizational Documents Proposal 5F — Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents

Helix Shareholders are being asked to approve and adopt an amendment to the Helix Articles to authorize (1) changing the corporate name from “Helix Acquisition Corp. II” to “BridgeBio Oncology Therapeutics, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to Helix’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The proposed PubCo Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of Helix’s operations should Helix not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Helix Articles) because following the consummation of the Business Combination, PubCo will not be a blank check company.

This summary is qualified by reference to the complete text of the proposed PubCo Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All Helix Shareholders are encouraged to read the proposed PubCo Organizational Documents in their entirety for a more complete description of their terms.

Implementation of each of the Advisory Organizational Documents Proposals, will result, upon the Domestication, in the wholesale replacement of the Helix Articles with the proposed PubCo Organizational Documents. While certain material changes between the Helix Articles with the proposed PubCo Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Advisory Organizational Documents Proposal 5, there are other differences between the Helix Articles with the proposed PubCo Organizational Documents (arising from, among other things, differences between the Cayman Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if Helix Shareholders approve the Organizational Documents Proposal.

Reasons for Amendments

Advisory Organizational Documents Proposal 5A — Authorized Shares

The principal purpose of this proposal is to provide for an authorized capital structure of PubCo that will enable it to continue as an operating company governed by the DGCL. The Helix Board believes that it is important for PubCo to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.

Advisory Organizational Documents Proposal 5B — Exclusive Forum Provision

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist PubCo in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The Helix Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, PubCo will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state or, if applicable, federal courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The choice of forum provision is intended to apply to the fullest extent permitted by law to the above-specified types of actions and proceedings, including any derivative actions asserting claims under state law or the federal securities laws, and is intended to require, in each case, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of the PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the PubCo to the PubCo or the PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless the PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make PubCo’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Advisory Organizational Documents Proposal 5C — Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents

The Helix Articles amendments may be made by a special resolution under the Cayman Companies Act, being the affirmative vote of at least two-thirds of the Helix Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting. The proposed PubCo Organizational Documents provide that (i) two-thirds of the outstanding shares of capital stock entitled to vote to adopt, amend or repeal the Proposed Bylaws and (ii) a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL) for amendments to the PubCo Charter. The amendments are intended to protect the proposed PubCo Bylaws and certain key provisions of the proposed PubCo Charter from arbitrary amendment and to prevent stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Advisory Organizational Documents Proposal 5D — Removal of Directors

The Helix Articles provide before a Business Combination, holders of Helix Class B Shares may remove any director, and that after a Business Combination, shareholders may by Ordinary Resolution remove any director. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. The proposed PubCo Organizational Documents permit the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock. The Helix Board believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of PubCo’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of PubCo’s board of directors.

Advisory Organizational Documents Proposal 5E — Action by Written Consent of Stockholders

Under the proposed PubCo Organizational Documents, PubCo’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend PubCo’s organizational documents outside of a duly called special or annual meeting of the stockholders of PubCo. Further, the Helix Board believes continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which Helix is aware to obtain control of PubCo, and Helix and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the Helix Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of PubCo. Inclusion of these provisions in the proposed PubCo Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Advisory Organizational Documents Proposal 5F — Other Changes in Connection with Adoption of the proposed PubCo Organizational Documents

The Helix Board believes that changing PubCo’s corporate name from “Helix Acquisition Corp. II” to “BridgeBio Oncology Therapeutics, Inc.” and making corporate existence perpetual is desirable to reflect the Business Combination with BBOT and to clearly identify PubCo as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and the Helix Board believes that it is the most appropriate period for Helix following the Business Combination.

The elimination of certain provisions related to Helix’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the proposed PubCo Organizational Documents do not include the requirement to dissolve Helix and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the Helix Board believes it is the most appropriate period for PubCo following the Business Combination. In addition, certain other provisions in Helix’s current organizational documents require that proceeds from Helix’s initial public offering be held in the trust account until a business combination or liquidation of Helix has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the proposed PubCo Organizational Documents.

Vote Required for Approval

Approval of each Advisory Organizational Documents Proposal requires an ordinary resolution on a non-binding and advisory basis only, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law. As described above, the shareholder votes regarding these proposals are advisory in nature, and are not binding on Helix, the Helix Board, BBOT or the PubCo Board.

The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 4,245,501 Public Shares to vote in favor of the Advisory Organizational Documents Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Governing Documents be and are hereby approved and adopted:

•        Proposal No. 5A — to amend the Helix Articles to authorize the change in the authorized capital stock of Helix from (i) 500,000,000 Helix Class A Shares, 50,000,000 Helix Class B Shares and 5,000,000 preference shares, par value $0.0001 per share, to (ii) [•] shares of PubCo Common Stock and 100,000,000 shares of [•] preferred stock.

•        Proposal No. 5B — to amend the Helix Articles to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

•        Proposal No. 5C — to amend the Helix Articles to approve provisions requiring the affirmative vote of at least (i) two-thirds of the outstanding shares of capital stock entitled to vote to adopt, amend or repeal the Proposed Bylaws and (ii) a majority of PubCo’s then outstanding common stock (except where a lower threshold is provided by the DGCL) for amendments to the PubCo Charter.

•        Proposal No. 5D — to amend the Helix Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class.

•        Proposal No. 5E — to amend the Helix Articles approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

•        Proposal No. 5F — to amend the Helix Articles to authorize (1) changing the corporate name from “Helix Acquisition Corp. II” to “BridgeBio Oncology Therapeutics, Inc.”, (2) making PubCo’s corporate existence perpetual, and (3) removing certain provisions related to Helix’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT HELIX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE INCENTIVE PLAN PROPOSAL

Overview

To consider and vote upon a proposal to approve and adopt the BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan, which is referred to herein as the “PubCo Incentive Plan,” a copy of which is attached to this proxy statement/prospectus as Annex K.

A total of [•] shares of PubCo Common Stock will be reserved for issuance under the PubCo Incentive Plan. As of [•], 2025, the closing price on Nasdaq per Helix Class A Share, each of which shall be converted to one share of PubCo Common Stock, was $ [•]. The Helix Board approved the PubCo Incentive Plan on [•], 2025, subject to approval by Helix’s shareholders. If the PubCo Incentive Plan is approved by our shareholders, then the PubCo Incentive Plan will be effective upon the consummation of the Business Combination.

The following is a summary of the material features of the PubCo Incentive Plan. This summary is qualified in its entirety by the full text of the PubCo Incentive Plan, a copy of which is included as Annex K to this proxy statement/prospectus. Based upon a price per share of $[•], the maximum aggregate market value of PubCo Common Stock that could potentially be issued under the PubCo Incentive Plan at Closing is $[•].

Summary of the BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan

The PubCo Incentive Plan was adopted by the PubCo Board prior to the Closing, subject to stockholder approval, and will become effective upon the date immediately prior to the Closing Date of the Business Combination (the “PubCo Incentive Plan Effective Date”). The PubCo Incentive Plan allows PubCo to make equity and equity-based incentive awards to officers, employees, directors and consultants. The PubCo Board anticipates that providing such persons with a direct stake in PubCo will assure a closer alignment of the interests of such individuals with those of PubCo and its stockholders, thereby stimulating their efforts on PubCo’s behalf and strengthening their desire to remain with PubCo.

PubCo has initially reserved [•] shares of PubCo Common Stock for the issuance of awards under the PubCo Incentive Plan (the “Initial Limit”). The PubCo Incentive Plan provides that the number of shares reserved and available for issuance under the PubCo Incentive Plan will automatically increase each January 1, beginning on January 1, 2026, by 5% of the sum of (a) the number of shares of PubCo Common Stock issued and outstanding, (b) the number of shares of PubCo Common Stock underlying any outstanding stock options, restricted stock units, stock appreciation rights or other equity awards exercisable for or convertible or exchangeable into shares of PubCo Common Stock pursuant to PubCo’s equity incentive plans or similar arrangements, (c) the number of shares of PubCo Common Stock reserved for future issuance under PubCo’s equity incentive plans or similar arrangements, and (d) the number of shares of PubCo Common Stock issuable upon (i) the exercise of any outstanding warrants or other rights to purchase shares of PubCo Common Stock or (ii) the conversion or exchange of any outstanding shares of PubCo preferred stock or other securities convertible or exchangeable into shares of PubCo Common Stock, to the extent not included in clause (b) or (c) ((a) through (d) collectively, the “Fully Diluted Shares”) on the immediately preceding December 31, or such lesser amount as determined by the plan administrator (the “Annual Increase”). This limit is subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar change in PubCo capitalization. The maximum aggregate number of shares of PubCo Common Stock that may be issued upon exercise of incentive stock options under the PubCo Incentive Plan shall not exceed the Initial Limit cumulatively increased on January 1, 2026 and on each January 1 thereafter by the lesser of the Annual Increase or [•]shares of PubCo Common Stock. Shares underlying any awards under the PubCo Incentive Plan [and the shares of PubCo Common Stock underlying the 2016 Plan] that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by PubCo prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) shall be added back to the shares available for issuance under the PubCo Incentive Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options.

The PubCo Incentive Plan contains a limitation whereby the value of all awards under the PubCo Incentive Plan and all other cash compensation paid by PubCo to any non-employee director may not exceed $750,000 in any calendar year; provided, however, that such limit will be $1,000,000 for the first calendar year a non-employee director is initially appointed to the PubCo Board.

The PubCo Incentive Plan will be administered by the compensation committee of the PubCo Board, the PubCo Board or such other similar committee pursuant to the terms of the PubCo Incentive Plan. The plan administrator, which initially will be the compensation committee of the PubCo Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the PubCo Incentive Plan. The plan administrator may delegate to a committee consisting of one or more officers the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines. Persons eligible to participate in the PubCo Incentive Plan will be officers, employees, non-employee directors and consultants of PubCo as selected from time to time by the plan administrator in its discretion. As of the date of this proxy statement/prospectus, approximately [•] individuals will be eligible to participate in the PubCo Incentive Plan, which includes approximately [•] officers, [•] employees who are not officers, [•] non-employee directors, and [•] consultants.

The PubCo Incentive Plan permits the granting of both options to purchase PubCo Common Stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the PubCo Incentive Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of PubCo and its subsidiaries. Non-qualified options may be granted to any persons eligible to awards under the PubCo Incentive Plan. The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of PubCo Common Stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by its plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of shares of PubCo Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of PubCo Common Stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price generally may not be less than 100% of the fair market value of PubCo Common Stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised.

The plan administrator may award restricted shares of PubCo Common Stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The plan administrator may also grant shares of PubCo Common Stock that are free from any restrictions under the PubCo Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of PubCo Common Stock.

The plan administrator may grant cash-based awards under the PubCo Incentive Plan to participants.

The PubCo Incentive Plan requires the plan administrator to make appropriate adjustments to the number of shares of common stock that are subject to the PubCo Incentive Plan, to certain limits in the PubCo Incentive Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

The PubCo Incentive Plan provides that upon the effectiveness of a “sale event,” as defined in the PubCo Incentive Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the PubCo Incentive Plan. To the extent that awards granted under the PubCo Incentive Plan are not assumed or continued or substituted by the successor entity, all awards granted under the PubCo Incentive Plan shall terminate and in such case except as may be otherwise provided in the relevant award agreement, all stock options and stock appreciation rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the sale event shall become fully vested and exercisable as of the effective time of the sale event, all other awards with time-based vesting conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will, for each such award, either (a) receive a payment in cash or in kind for each share subject to such award that is exercisable in an amount equal to the per share cash consideration payable to stockholders in the sale event less the applicable per share exercise price (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share cash consideration payable to stockholders in the sale event, such option or stock appreciation right shall be cancelled for no consideration) or (b) be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. The plan administrator shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares under such awards.

Participants in the PubCo Incentive Plan are responsible for the payment of any federal, state or local taxes that PubCo is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of PubCo to be satisfied, in whole or in part, by the PubCo withholding from shares of PubCo Common Stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of PubCo to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to PubCo in an amount that would satisfy the withholding amount due.

The PubCo Incentive Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order; however, the plan administrator may permit the transfer of non-qualified stock options by gift to an immediate family member, to trusts for the benefit of family members, or to partnerships in which such family members are the only partners.

Participants to the PubCo Incentive Plan are subject to reduction, cancellation, forfeiture or recoupment of any award to the extent necessary to comply with (i) any right PubCo may have under any clawback, forfeiture or recoupment policy, as in effect from time to time, or other agreement or arrangement or (ii) applicable law.

The Board may amend or discontinue the PubCo Incentive Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the PubCo Incentive Plan require the approval of PubCo’s stockholders. The administrator of the PubCo Incentive Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

No awards may be granted under the PubCo Incentive Plan after the date that is ten years from the PubCo Incentive Plan Effective Date. Awards intended to qualify as incentive stock options may not be granted to employees of PubCo and its subsidiaries after the date that is ten years from the date the board approved the PubCo Incentive Plan. No awards under the PubCo Incentive Plan have been made prior to the date hereof.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering PubCo Common Stock issuable under the PubCo Incentive Plan.

Certain United States Federal Income Tax Aspects

The following is a summary of the principal federal income tax consequences of certain transactions under the PubCo Incentive Plan. It does not describe all federal tax consequences under the PubCo Incentive Plan, nor does it describe state or local tax consequences.

Incentive Stock Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of PubCo Common Stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) PubCo will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of PubCo Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of PubCo Common Stock at exercise (or, if less, the amount realized on a sale of such shares of PubCo Common Stock ) over the option price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of PubCo Common Stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of PubCo Common Stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of PubCo Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of PubCo Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

For all other awards under the PubCo Incentive Plan, PubCo generally will be entitled to a tax deduction in connection with other awards under the PubCo Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to PubCo, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Plan Benefits

No awards have been previously granted under the PubCo Incentive Plan and no awards have been granted that are contingent on stockholder approval of the PubCo Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the PubCo Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Interests of Certain Persons in this Proposal

All members of the PubCo Board and all executive officers of PubCo will be eligible to receive awards made under the Plan and, thus, have a personal interest in the approval of the Plan. Bihua Chen, the Chairwoman of the Helix Board and Chief Executive Officer of Helix, is expected to be a director of PubCo following the Closing. Accordingly, Ms. Chen may be considered to have an interest in the approval of the Incentive Plan because she may in the future receive awards under the Incentive Plan. Nevertheless, the Helix Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced and highly qualified officers, employees, directors, consultants and other service providers by adopting the Incentive Plan.

Vote Required for Approval

Approval of the Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 4,245,501 Public Shares to vote in favor of the Incentive Plan Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex K, be adopted and approved.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT HELIX SHAREHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE ESPP PROPOSAL

Overview

On [•], 2025, the Helix Board adopted, subject to the approval of our shareholders, BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the later of the date the ESPP is adopted by the board of directors and the date the ESPP is approved by the shareholders (the “ESPP Effective Date”). We believe that the adoption of the ESPP will benefit us by providing employees with an opportunity to acquire shares of PubCo Common Stock and will enable PubCo to attract, retain and motivate valued employees.

A total of [•] shares of PubCo Common Stock will be reserved and authorized for issuance under the ESPP. As of [•], 2025, the closing price on Nasdaq per Helix Class A Share, each of which shall be converted to one share of PubCo Common Stock, was $[•]. Based upon a price per share of $[•], the maximum aggregate market value of PubCo Common Stock that could potentially be issued under the ESPP at Closing is $[•].

Summary of the Material Provisions of the ESPP

The following description of certain provisions of the ESPP is intended to be a summary only. The summary is qualified in its entirety by the full text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex L. It is our intention that a component of the ESPP qualify as an “employee stock purchase plan” under Section 423 of the Code.

An aggregate of [•] shares will be reserved and available for issuance under the ESPP. The ESPP provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2026, by the lesser of [•]shares of PubCo Common Stock, 1% of the Fully Diluted Shares on the immediately preceding December 31, or such lesser amount as determined by the plan administrator. If our capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the ESPP will be appropriately adjusted.

The ESPP will be administered by the person or persons appointed by the PubCo Board. Initially, the compensation committee of the PubCo Board will administer the plan and will have full authority to make, administer and interpret such rules and regulations regarding the ESPP as it deems advisable.

Any employee of PubCo or one of its subsidiaries that has been designated to participate in the ESPP is eligible to participate in the ESPP so long as the employee is customarily employed for more than 20 hours a week and has been employed for at least 30 days on the first day of the applicable offering period. No person who owns or holds, or as a result of participation in the ESPP would own or hold, PubCo Common Stock or options to purchase PubCo Common Stock, that together equal to 5% or more of total combined voting power or value of all classes of stock of PubCo or any parent or subsidiary is entitled to participate in the ESPP. No employee may exercise an option granted under the ESPP that permits the employee to purchase PubCo Common Stock having a value of more than $25,000 (determined using the fair market value of the stock at the time such option is granted) in any calendar year.

Participation in the ESPP is limited to eligible employees who authorize payroll deductions or contributions equal to a whole percentage of base pay to the ESPP. Employees may authorize payroll deductions or contributions, with a minimum of 1% of base pay and a maximum of 15% of base pay or such other maximum as may be specified by the administrator in advance of an offering. As of the date of this proxy statement/prospectus, there are currently approximately [•] employees who will be eligible to participate in the ESPP. Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the ESPP, becomes ineligible to participate in the ESPP, or his or her employment ceases.

Unless otherwise determined by the plan administrator of the PubCo Board, we will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP, which we refer to as an “offering period.” The offering period will begin and end on the dates determined by the administrator, referred to as offering periods; provided that, no offerings shall exceed 27 months in duration. Shares are purchased on the last business day of each purchase period or if such purchase period is the last purchase period of the offering period, the last business day of such offering period, with that day being referred to as an “exercise date.” The plan administrator may establish different offering periods or exercise dates under the ESPP.

On the first day of an offering period, PubCo will grant to employees participating in that offering period an option to purchase shares of PubCo Common Stock. On the exercise date of each purchase period, the employee is deemed to have exercised the option, at the exercise price, for the lowest of (i) the number of shares of PubCo Common Stock determined by dividing such employee’s accumulated payroll deductions or contributions on such exercise date by the exercise price; (ii) the number of shares of PubCo Common Stock determined by dividing $25,000 by the fair market value of the common stock on the first day of the offering period; or (iii) such maximum number as established by the plan administrator in advance of the offering. The exercise price is equal to the lesser of (i) 85% the fair market value per share of PubCo Common Stock on the first day of the offering period or (ii) 85% of the fair market value per share of PubCo Common Stock on the exercise date. In addition, no participant may be granted an option which permits his or her rights to purchase stock under the ESPP to accrue at a rate which exceeds $25,000 of the fair market value of PubCo Common Stock for each calendar year in which the option is outstanding at any time.

In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions or contributions will be refunded.

To the extent permitted by applicable laws, if the fair market value of PubCo Common Stock on any exercise date in an offering period is lower than the fair market value of PubCo Common Stock on the first day of such offering, then all participants in such offering will be automatically withdrawn from such offering immediately after the exercise of their option on such exercise date and will be automatically re-enrolled in the immediately following offering as of the first day thereof.

Except as may be permitted by the plan administrator in advance of an offering, a participant may not increase the amount of his or her payroll deductions or contributions during any offering period and may only decrease his or her payroll deduction or contributions once during an offering period. However, during an offering period, a participant may increase his or her payroll deduction or contributions with respect to the next offering period by filing a new enrollment form within the period beginning 15 business days before the first day of such offering period and ending on the day prior to the first day of such offering period. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the beginning of the next payroll period immediately following the date that the plan administrator receives the employee’s written notice of withdrawal under the ESPP.

In the case of and subject to the consummation of a “sale event,” the plan administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP or to facilitate such transactions or events: (a) to provide for either (i) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (ii) the replacement of such outstanding option with other options or property selected by the plan administrator in its sole discretion; (b) to provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (c) to make adjustments in the number and type of shares of PubCo Common Stock (or other securities or property) subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding options and options that may be granted in the future; (d) to provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering will end; and (e) to provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

The ESPP will automatically terminate on the 10-year anniversary of the ESPP Effective Date. The PubCo Board may, in its discretion, at any time, terminate or amend the ESPP.

New Plan Benefits

Since participation in the ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the ESPP.

Summary of Federal Income Tax Consequences

The following is only a summary of the effect of the United States income tax laws and regulations upon an employee and us with respect to an employee’s participation in the ESPP. This summary does not purport to be a complete description of all federal tax implications of participation in the ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

The ESPP is intended to comply with Section 423 of the Internal Revenue Code. A participant in the ESPP generally recognizes no taxable income either as a result of participation in the ESPP or upon exercise of an option to purchase shares of PubCo Common Stock under the terms of the ESPP.

If a participant disposes of shares purchased upon exercise of an option granted under the ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which we refer to as a “disqualifying disposition,” the participant will generally realize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will generally be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less.

If the participant disposes of shares purchased upon exercise of an option granted under the ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will realize ordinary income in the year of disposition equal to the lesser of (1) the excess of the fair market value of the shares at the time the option was granted over the amount paid and (2) the excess of the amount actually received for PubCo Common Stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

We are generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, we are not allowed a deduction.

Interests of Certain Persons in this Proposal

All members of the PubCo Board and all executive officers of PubCo will be eligible to receive awards made under the Plan and, thus, have a personal interest in the approval of the Plan. Bihua Chen, the Chairwoman of the Helix Board and Chief Executive Officer of Helix, is expected to be a director of PubCo following the Closing. Accordingly, Ms. Chen may be considered to have an interest in the approval of the Incentive Plan because she may in the future receive awards under the Incentive Plan. Nevertheless, the Helix Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced and highly qualified officers, employees, directors, consultants and other service providers by adopting the Incentive Plan.

Vote Required for Approval

Approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 4,245,501 Public Shares to vote in favor of the ESPP Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex L, be adopted and approved.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT HELIX SHAREHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 8 — THE DIRECTOR ELECTION PROPOSAL

Overview

Pursuant to the Business Combination Agreement, Helix has agreed to take all necessary action, including causing the members of the Helix Board to resign, so that effective at the Closing, the entire PubCo Board will consist of the seven (7) individuals set forth below. The PubCo Board will be classified, with respect to the term for which they severally hold office, into three classes. The term of office of the initial Class I Directors shall expire at the first regularly-scheduled annual meeting of stockholders following the Closing, or until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. The term of office of the initial Class II Directors shall expire at the second annual meeting of stockholders following the Closing, or until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal. The term of office of the initial Class III Directors shall expire at the third annual meeting of stockholders following the Closing, or until any such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.

Helix is proposing the approval by ordinary resolution of the election of the following individuals, who will take office immediately following the Closing and who will constitute all the members of the PubCo Board: Eli Wallace, Neil Kumar, Frank McCormick, Praveen Tipirneni, Michelle Doig, Bihua Chen, and Raymond Kelleher.

[•] are expected to qualify as independent directors under Nasdaq listing standards.

There are no family relationships among any of PubCo’s director nominees and BBOT’s current executive officers.

Subject to other provisions in the Proposed Certificate of Incorporation, the number of directors that constitutes the entire PubCo Board will be fixed solely by resolution of the PubCo Board. If the number of directors is hereafter changed, any increase or decrease in directorships will be apportioned among the classes by the PubCo Board so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the PubCo Board will shorten the term of any incumbent director.

Subject to the rights of holders of any series of preferred stock with respect to the election of directors, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares of PubCo Common Stock then entitled to vote at an election of directors. Vacancies occurring on the PubCo Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the PubCo Board, although less than a quorum, or by a sole remaining director, and not by stockholders of PubCo. A person so elected by the PubCo Board to fill a vacancy or newly created directorship will hold office until such director’s successor is elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of Helix Ordinary Shares.

The Helix Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the date of this proxy statement/prospectus and is based in part on information furnished by the nominees and in part from Helix’s and BBOT’s records.

Information about Director Nominees

Name	Position
Eli Wallace, Ph.D.	Chief Executive Officer and Director Nominee
Neil Kumar, Ph.D.	Director Nominee
Frank McCormick, Ph.D., F.R.S., D. Sc.	Director Nominee
Praveen Tipirneni, M.D.	Director Nominee
Michelle Doig	Director Nominee
Bihua Chen	Director Nominee
Raymond Kelleher, M.D., Ph.D.	Director Nominee

Information regarding each nominee is set forth in the section of this proxy statement/prospectus entitled “Management of PubCo Following the Business Combination.”

Other than in connection with the Business Combination Agreement, as discussed below in the section of this proxy statement/prospectus entitled “Management of PubCo Following the Business Combination,” there is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

For more information about the anticipated members of the PubCo Board of Directors following the Closing, see the sections of this proxy statement/prospectus entitled “Management of PubCo Following the Business Combination — Officers, Directors and Key Employees”; and for more information about the compensation of the members of the Helix Board and executive officers of Helix prior to the Closing, see the section of this proxy statement/prospectus entitled “Directors, Officers, Executive Compensation and Corporate Governance of Helix prior to the Business Combination”.

Vote Required for Approval

Approval of the Director Election Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the Director Election Proposal. If the Business Combination is not approved, the Director Election Proposal will not be presented at the EGM. The Director Election Proposal will only become effective if the Business Combination is completed.

The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 4,245,501 Public Shares to vote in favor of the Director Election Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the PubCo board of directors until their respective successors are duly elected and qualified, effective upon the consummation of the Business Combination.”

Name of Director	Class of Director
Eli Wallace, Ph.D.	Class [•]
Neil Kumar, Ph.D.	Class [•]
Frank McCormick, Ph.D., F.R.S., D. Sc.	Class [•]
Praveen Tipirneni, M.D.	Class [•]
Michelle Doig	Class [•]
Bihua Chen	Class [•]
Raymond Kelleher, M.D., Ph.D.	Class [•]

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT HELIX SHAREHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the Helix Board to submit a proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the parties to consummate the Business Combination.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the EGM and is not approved by Helix’s shareholders, the Helix Board may not be able to adjourn the EGM to a later date or dates, if necessary desirable. In such events, the Business Combination may not be completed.

Vote Required for Approval

Approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Helix Insiders collectively own 7,509,000 Helix Ordinary Shares, or approximately 31.9% of the issued and outstanding Helix Ordinary Shares as follows: (i) the Sponsor owns 4,480,000 Helix Class B Shares and 509,000 Helix Class A Shares; (ii) the Helix independent directors and an advisor each own 30,000 Helix Class B Shares, for an aggregate of 120,000 Helix Class B Shares; and (iii) Cormorant owns an aggregate of 2,400,000 Helix Class A Shares. Accordingly, we will need 4,245,501 Public Shares to vote in favor of the Adjournment Proposal to approve it if all Helix Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the EGM be adjourned to a later date or dates, if the Helix Board deems it necessary or desirable, be approved.”

Recommendation of the Helix Board

THE HELIX BOARD UNANIMOUSLY RECOMMENDS THAT HELIX SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Helix’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Helix and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Cormorant, and Helix’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Helix’s Directors and Officers, Sponsor and Others in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a discussion of material U.S. federal income tax considerations (i) of the Domestication to U.S. holders and non-U.S. holders (each as defined below) of Helix Class A Shares, (ii) of the exercise of redemption rights by U.S. holders and non-U.S. holders of Helix Class A Shares, (iii) of the Merger to U.S. holders and non-U.S. holders of BBOT Common Stock and (iv) the ownership and disposition of PubCo Common Stock received in the Business Combination to non-U.S. holders of PubCo Common Stock. This section applies only to holders that hold their Helix Class A Shares, BBOT Common Stock or PubCo Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the Sponsor, Cormorant or their affiliates, representatives, employees or other stakeholders. Furthermore, this section applies only to holders of BBOT Common Stock that acquired BBOT Common Stock for cash and not in connection with the Merger.

This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of tax accounting with respect to Helix Class A Shares, PubCo Common Stock or BBOT Common Stock;

•        persons holding Helix Class A Shares, BBOT Common Stock or PubCo Common Stock as part of a “straddle,” hedge, integrated transaction or similar transaction, or persons deemed to sell Helix Class A Shares, BBOT Common Stock or PubCo Common Stock under constructive sale provisions of the Code;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners in such entities;

•        holders who are controlled foreign corporations or PFICs;

•        regulated investment companies;

•        real estate investment trusts;

•        persons who acquired Helix Class A Shares, BBOT Common Stock and PubCo Common Stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•        persons owning (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of, or 10% or more of the total value of all classes of shares of, Helix, BBOT or PubCo, except to the extent otherwise discussed herein;

•        U.S. holders that hold their Helix Class A Shares, BBOT Common Stock or PubCo Common Stock through a non-U.S. broker or other non-U.S. intermediary;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that are subject to “applicable financial statement rules” under Section 451(b) of the Code;

•        persons that exercise appraisal rights in connection with the Merger;

•        individual retirement or other tax-deferred accounts; or

•        tax-exempt entities.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Helix Class A Shares, BBOT Common Stock or PubCo Common Stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Helix Class A Shares, BBOT Common Stock or PubCo Common Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein (possibly with retroactive effect).

This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or foreign taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences, the alternative minimum tax or the Medicare tax on investment income). Each of the foregoing is subject to change, possibly with retroactive effect. You should consult your tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Helix and BBOT have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication, the Merger, an exercise of redemption rights or any other matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND ANY OTHER MATTERS DISCUSSED HEREIN, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Tax Treatment of the Domestication — F Reorganization

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the Domestication, Helix will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL and Part XII of the Cayman Companies Act.

It is intended that the Domestication qualify as an F Reorganization for U.S. federal income tax purposes. Based upon customary assumptions, as well as certain representations to be received by, and covenants and undertakings of, Helix, Merger Sub and BBOT, it is the opinion of White & Case LLP that the Domestication should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. However, the completion of the Domestication is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the Domestication. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. None of the parties to the Domestication intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Domestication, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Domestication discussed herein or that a court would not sustain such a challenge. If any of the facts, assumptions, representations, covenants or undertakings by Helix, Merger Sub or BBOT are incorrect, incomplete or inaccurate or are violated, the accuracy of the opinion may be affected or if the IRS were to successful challenge the F Reorganization status of the Domestication, the U.S. federal income tax consequences of the Domestication could differ from those described herein. Except to the extent otherwise discussed herein, the remainder of this discussion assumes the Domestication qualifies as an F Reorganization. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as Helix, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

Helix generally does not expect to recognize any gain or loss for U.S. federal income tax purposes as a result of the Domestication.

Tax Treatment of the Merger

The U.S. federal income tax consequences of the Merger will depend primarily upon whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

It is intended that the Merger qualifies as an “reorganization” within the meaning of Section 368(a) of the Code. Based upon customary assumptions, as well as certain representations to be received by, and covenants and undertakings of, Helix, Merger Sub and BBOT, it is the opinion of Goodwin Procter LLP that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the Merger. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. None of the parties to the Merger intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Merger discussed herein or that a court would not sustain such a challenge. If any of the facts, assumptions, representations, covenants or undertakings by Helix, Merger Sub or BBOT are incorrect, incomplete or inaccurate or are violated, the accuracy of the opinion may be affected or if the IRS were to successfully challenge the “reorganization” status of the Merger, the U.S. federal income tax consequences of the Merger could differ from those described herein, including the holders of BBOT Common Stock could be required to fully recognize gain with respect to such BBOT Common Stock as a result of the Merger. Except to the extent otherwise discussed herein, the remainder of this discussion assumes the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. However, due to the absence of authority directly addressing the treatment of all of the particular facts of the Merger for U.S. federal income tax purposes and the series of related transactions described herein, this result is not entirely clear. Accordingly, due to the absence of such direct authority, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

BBOT generally does not expect to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Helix Class A Shares, BBOT Common Stock or PubCo Common Stock that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a United States person.

Tax Consequences of the Domestication to U.S. Holders

Assuming the Domestication qualifies as an F Reorganization, U.S. holders generally will not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “— Effect of Section 367 of the Code to U.S. Holders” and “— PFIC Considerations — Effect of PFIC Rules on the Domestication”, and the Domestication will be treated for U.S. federal income tax purposes as if Helix (i) transferred all of its assets and liabilities to PubCo in exchange for all of the outstanding common stock of PubCo; and (ii) then distributed the common stock of PubCo to the Helix Shareholders in liquidation of Helix. The taxable year of Helix will be deemed to end on the date of the Domestication.

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of PubCo Common Stock received by a U.S. holder in the Domestication will equal the U.S. holder’s adjusted tax basis in Helix Class A Shares surrendered in exchange therefor, increased by any amount included in the income of such U.S. holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of PubCo Common Stock received by a U.S. holder will include such U.S. holder’s holding period for the Helix Class A Shares surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, a U.S. holder generally would recognize gain or loss with respect to its Helix Class A Shares in an amount equal to the difference between the fair market value of the shares of PubCo Common Stock received in the Domestication and the U.S. holder’s adjusted tax basis in its Helix Class A Shares surrendered in the Domestication. In such event, such U.S. holder’s basis in the shares of PubCo Common Stock would be equal to their fair market value on the date of the Domestication, and such U.S. holder’s holding period for such shares of PubCo Common Stock would begin on the day following the date of the Domestication. Shareholders who hold different blocks of Helix Class A Shares (generally, Helix Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Effect of Section 367 of the Code to U.S. Holders

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including an in-bound F Reorganization. Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code generally will apply to U.S. holders of Helix Class A Shares on the date of the Domestication.

U.S. Holders That Own Helix Class A Shares with a Fair Market Value of $50,000 or More And Less Than 10 Percent of the Helix Class A Shares

Subject to the discussion under “— PFIC Considerations” below, U.S. holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively, including as a result of applicable attribution rules) Helix Class A Shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of Helix Class A Shares entitled to vote and less than 10% of the total value of all classes of stock of Helix will generally recognize gain (but not loss) with respect to the common stock received in the Domestication unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below. Any such gain would be equal to the excess of the fair market value of such common stock received over the U.S. holder’s adjusted tax basis in the Helix Class A Shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain and should be long-term capital gain if the U.S. holder held the Helix Class A Shares for longer than one year. Complex attribution rules apply in determining whether a U.S. holder owns 10% or more of the total combined voting power of all classes of our ordinary shares entitled to vote or owns 10% or more of the total value of all classes of our ordinary shares. All U.S. holders are urged to consult their tax advisors with respect to those attribution rules.

In lieu of recognizing any gain as described in the preceding paragraph, such a U.S. holder may instead elect to include in income all earnings and profits amount attributable to its Helix Class A Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

•        a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•        a complete description of the Domestication;

•        a description of any stock, securities or other consideration transferred or received in the Domestication;

•        a statement describing the amounts required to be taken into account for U.S. federal income tax purposes as income or as an adjustment to basis, earnings and profits or other tax attributes;

•        a statement that the U.S. holder is making the election that includes (A) a copy of the information that the U.S. holder received from Helix (or PubCo) establishing and substantiating the U.S. holder’s all earnings and profits amount with respect to the U.S. holder’s Helix Class A Shares, and (B) a representation that the U.S. holder has notified Helix (or PubCo) that the U.S. holder is making the election; and

•        certain other information required to be furnished with the U.S. holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by the U.S. holder to its timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. holder must send notice of making the election to Helix (or PubCo) no later than the date such tax return is filed. At the time of the Domestication, Helix may have cumulative earnings and profits stemming from interest earned on the Trust Account, the amount of which will be based on prevailing interest rates, and such amounts of earnings and profits may be material.

U.S. holders are strongly urged to consult a tax advisor regarding the consequences of making the election described above and the appropriate filing requirements with respect to such election.

U.S. Holders that Own Helix Class A Shares with a Fair Market Value of Less Than $50,000

Subject to the discussion in “— PFIC Considerations” below, a U.S. holder who, at the time of the Domestication, beneficially owns (or is considered to own) Helix Class A Shares with a fair market value of less than $50,000 should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

PFIC Considerations

In addition to Section 367(b) of the Code, the Domestication may be a taxable event to U.S. holders to the extent that Section 1291(f) of the Code applies, if Helix is or ever was a PFIC under Section 1297 of the Code (as discussed further in “PFIC Considerations — Effect of PFIC Rules on the Domestication” below).

General.    A foreign corporation generally will be a PFIC for U.S. federal income tax purposes with respect to a taxable year of the foreign corporation if either:

•        at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income; or

•        at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because Helix is a blank check company with no current active business and, based upon the composition of its income (i.e., interest) and assets (i.e., cash) and upon a review of its financial statements, Helix believes that it is likely classified as a PFIC.

Consequences if a PFIC.    If Helix is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Helix Class A Shares and such U.S. holder did not make a timely qualified electing fund (“QEF”) election for Helix’s first taxable year as a PFIC in which such U.S. holder held (or was deemed to hold) such Helix Class A Shares (or a QEF election along with a “purging election”) or did not make a timely mark-to-market election as discussed below, then as described below, such U.S. holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. holder on the sale or other disposition of its Helix Class A Shares; and (ii) any “excess distribution” made to the U.S. holder (generally, any distributions to such

U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the Helix Class A Shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the Helix Class A Shares). Under these rules:

•        the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the Helix Class A Shares;

•        the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which Helix is a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

Any “all earnings and profits amount” included in income by a U.S. holder as a result of the Domestication under Section 367 of the Code, as discussed above, would generally be treated as gain subject to these rules.

QEF Election.    In general, if Helix is determined to be a PFIC, a U.S. holder may avoid the PFIC tax consequences described above in respect to its Helix Class A Shares by making a timely QEF election to include in income its pro rata share of Helix net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed (unless an election is made), in each taxable year of the U.S. holder in which or with which Helix’s taxable year ends. In general, for a QEF election to be valid a U.S. holder must make a timely QEF election for the taxable year that is the first year of the U.S. holder’s holding period for its Helix Class A Shares during which Helix qualified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. However, in order to comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from the SPAC.

Mark-to-Market Election.    Alternatively, if a U.S. holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) Helix Class A Shares and for which Helix is determined to be a PFIC, such U.S. holder generally will not be subject to the PFIC rules described above in respect of its Helix Class A Shares. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its Helix Class A Shares at the end of its taxable year over the adjusted basis in its Helix Class A Shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Helix Class A Shares over the fair market value of its Helix Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income, i.e., net of mark-to-market losses, as a result of the mark-to-market election). The U.S. holder’s basis in its Helix Class A Shares will be adjusted to reflect any such income or loss amounts, and the required income inclusions as well as any further gain recognized on a sale or other taxable disposition of the Helix Class A Shares will be treated as ordinary income. Any amount allowed as a deduction under the mark-to-market regime will be treated as an ordinary loss.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which Helix Class A Shares have been listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the Helix Class A Shares under their particular circumstances.

Effect of PFIC Rules on the Domestication.    Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code, or the “Proposed Regulations”, were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, the Proposed Regulations may require taxable gain recognition by a U.S. holder subject to the PFIC rules with respect to its exchange of Helix Class A Shares for PubCo Common Stock received in the Domestication if Helix was classified as a PFIC at any time during such U.S. holder’s holding period in Helix Class A Shares. Therefore, U.S. holders of Helix Class A Shares that have not made a timely QEF election or mark-to-market election (as described above) may, pursuant to the Proposed Regulations, be subject to taxation on the Domestication to the extent their shares have a fair market value in excess of their tax basis. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. holder of Helix Class A Shares should consult its tax advisors concerning the application of the PFIC rules to such Helix Class A Shares under such U.S. holder’s particular circumstances.

Tax Consequences to U.S. Holders of Helix Class A Shares Exercising Redemption Rights

This section is addressed to U.S. holders of Helix Class A Shares that elect to exercise redemption rights to receive cash in exchange for Helix Class A Shares and is subject in its entirety to the discussion of the PFIC rules as discussed above.

The U.S. federal income tax consequences to a U.S. holder of Helix Class A Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its common stock will depend on whether the redemption qualifies as a sale of the common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. holder’s common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the common stock redeemed.

Whether a redemption qualifies for sale treatment will depend largely on the total amount of common stock treated as held by the U.S. holder relative to all common stock outstanding both before and after the redemption. The redemption of common stock will generally be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in Helix (or PubCo) or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only common stock actually owned by the U.S. holder, but also common stock constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to an exercise of any warrants by such U.S. holder.

In order to meet the substantially disproportionate test, the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of common stock must, among other requirements, be less than 80% of the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. Prior to the Domestication, the Helix Class A Shares may not be considered voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. holder’s interest if either (i) all of the common stock actually and constructively owned by such U.S. holder are redeemed or (ii) all of the common stock actually owned by such U.S. holder are redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any common stock actually and constructively owned by certain family members and such U.S. holder does not constructively own any other common stock and otherwise complies with specific conditions.

In order for the redemption of common stock to not be essentially equivalent to a dividend, the redemption must result in a “meaningful reduction” of the U.S. holder’s proportionate interest in Helix (and, following the Domestication, PubCo). Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in PubCo will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If the redemption does not qualify as a sale of the common stock redeemed, the U.S. holder will be treated as receiving a corporate distribution from Helix. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Helix’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its other common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of these rules, any remaining tax basis of the U.S. holder in such holder’s redeemed common stock will generally be added to the U.S. holder’s adjusted tax basis in its remaining common stock, or, if it has none, to the U.S. holder’s adjusted tax basis in possibly other common stock constructively owned by such holder.

Because the redemption of Public Shares held by U.S. holders that exercise redemption rights will occur prior to the Domestication, U.S. holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication, but will be subject to the potential tax consequences of the PFIC rules discussed further above.

U.S. holders who directly, indirectly, or constructively own five percent or more of stock of Helix (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such U.S. holders should consult with their tax advisors with respect to any applicable reporting requirements.

All U.S. holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their common stock pursuant to an exercise of redemption rights.

Tax Consequences of the Merger to U.S. Holders

A U.S. holder of BBOT Common Stock that receives PubCo Common Stock in exchange for shares of BBOT Common Stock in the Merger should not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. A U.S. holder’s aggregate tax basis in the PubCo Common Stock received in exchange for the BBOT Common Stock surrendered in connection with the Merger should equal such U.S. holder’s aggregate adjusted tax basis in the shares of BBOT Common Stock exchanged therefor. A U.S. holder’s holding period in the PubCo Common Stock received should include the holding period for such U.S. holder’s shares of BBOT Common Stock surrendered in exchange therefor.

If a U.S. holder has acquired different blocks of BBOT Common Stock at different times or at different prices, then such U.S. holder’s tax basis and holding period in shares of PubCo Common Stock received in the Merger generally should be determined with reference to each block of BBOT Common Stock. Any such U.S. holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of PubCo Common Stock received in the Merger.

If the Merger was determined not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a U.S. holder generally would recognize gain or loss with respect to its BBOT Common Stock in an amount equal to the difference between the fair market value of the shares of PubCo Common Stock received in the Merger and the U.S. holder’s adjusted tax basis in its BBOT Common Stock surrendered in the Merger. Such gain or loss generally will be a capital gain or loss. If a U.S. holder’s holding period in the BBOT Common Stock surrendered in the Merger is greater than one year as of the date of the Merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Such U.S. holder’s basis in the shares of PubCo Common Stock would be equal to their fair market value on the date of the Merger, and such U.S. holder’s holding period for such shares of PubCo Common Stock would begin on the day following the date of the Merger. Shareholders who hold different blocks of BBOT Common Stock (generally, ordinary shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND ANY OTHER MATTERS DISCUSSED ABOVE.

Non-U.S. Holders

A “non-U.S. holder” is a beneficial owner of Helix Class A Shares, BBOT Common Stock or PubCo Common Stock that is, for U.S. federal income tax purposes:

•        a non-resident alien individual;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Such term, however, generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Helix Class A Shares, BBOT Common Stock or PubCo Common Stock.

Tax Consequences of the Domestication to Non-U.S. Holders

Helix does not expect the Domestication to result in any material U.S. federal income tax consequences to non-U.S. holders of Helix Class A Shares.

Tax Consequences of the Merger to Non-U.S. Holders

The U.S. federal income tax consequences of the Merger for non-U.S. holders of BBOT Common Stock should be similar to those for U.S. holders of BBOT Common Stock as described above under “— U.S. Holders — Tax Consequences of the Merger to U.S. Holders.”

However, non-U.S. holders of BBOT Common Stock may be subject to U.S. federal income tax on any gain realized if BBOT is or has been a USRPHC (as defined below) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period during which the non-U.S. holder held BBOT Common Stock, in which case any gain recognized by such non-U.S. holder would be subject to tax at generally applicable U.S. federal income tax rates. BBOT believes that it is not, and has not been at any time since its formation, a USRPHC.

In addition, if the Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a non-U.S. holder of BBOT Common Stock would recognize gain or loss if the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder). Such gain will be subject to tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder. In addition, any such gains of a non-U.S. holder of BBOT Common Stock that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate) on such non-U.S. holder’s effectively connected earnings and profits (subject to adjustments). Such non-U.S. holder’s basis in the shares of PubCo Common Stock would be equal to their fair market value on the date of the Merger, and such non-U.S. holder’s holding period for such shares of PubCo Common Stock would begin on the day following the date of the Merger. Shareholders who hold different blocks of BBOT Common Stock (generally, ordinary shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

If BBOT is not and has not been a USRPHC (as defined below) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period during which the non-U.S. holder held BBOT Common Stock, and the gain is not effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if an applicable tax treaty so requires, is not attributable to a U.S. permanent establishment or fixed base maintained by the BBOT Non-U.S. holder), no gain or loss would be recognized as a result of the Merger by non-U.S. holders. With respect to the foregoing sentence, BBOT does not believe it is, or was during the period of time referred to in the foregoing sentence, a USRPHC, and BBOT will deliver to Helix in connection with the Business Combination a certificate certifying that no interest in BBOT is, or has been during the period of time referred to in the foregoing sentence, a “United States real property interests.”

Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of PubCo Common Stock received in the Business Combination

Distributions

Any distribution of cash or property (or a constructive distribution) PubCo makes to a non-U.S. holder of PubCo Common Stock, to the extent paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividends paid or deemed paid to a non-U.S. holder in respect of PubCo Common Stock that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W- 8BEN or W-8BEN-E, as applicable). In satisfying the foregoing withholding obligation with respect to a distribution, the applicable withholding agent may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution PubCo projects will be a dividend, based upon a reasonable estimate of both its current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the non-U.S. holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the non-U.S. holder’s adjusted tax basis in such PubCo Common Stock (but not below zero) and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such PubCo Common Stock, which will be treated as described under “— Gain on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Common Stock” below.

Dividends (including constructive dividends) PubCo pays to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder) generally will not be subject to the foregoing U.S. federal withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, unless an applicable income tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder. In addition, if the non-U.S. holder is a corporation, such U.S. holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of PubCo Common Stock unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);

•        the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•        PubCo is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period, and either (i) PubCo has ceased to be regularly traded on an established securities market or (ii) the non-U.S. holder has owned or is deemed to have owned under constructive ownership rules, at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period, more than 5% of PubCo’s common stock.

Unless an applicable tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in addition, a non-U.S. holder described in the first bullet point that is a foreign corporation will be subject to U.S. federal “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate) on such non-U.S. holder’s effectively connected earnings and profits (subject to adjustments).

Any gain of a non-U.S. holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

Unless an applicable tax treaty provides otherwise, any gain described in the third bullet point above that is recognized by such non-U.S. holder on the sale, exchange or other taxable disposition of PubCo Common Stock generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such PubCo Common Stock from a non-U.S. holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition if such PubCo Common Stock are not treated as “regularly traded on an established securities market.” PubCo will generally be classified as a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. PubCo does not expect to be classified as a USRPHC following the Merger. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether PubCo is or will be a USRPHC with respect to a non-U.S. holder following the Merger or at any future time.

Tax Consequences to Non-U.S. Holders of Helix Class A Shares Exercising Redemption Rights

This section is addressed to non-U.S. holders of Helix Class A Shares that elect to exercise redemption rights to receive cash in exchange for all or a portion of their Helix Class A Shares. For purposes of this discussion, a “redeeming non-U.S. holder” is a non-U.S. holder that elects to exercise redemption rights in respect of all or a portion of its Helix Class A Shares.

The U.S. federal income tax consequences to a redeeming non-U.S. holder will depend on whether the redemption qualifies as a sale of the common stock redeemed, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of common stock, the U.S. federal income tax consequences to the redeeming non-U.S. holder generally will be as described above under “— Gain on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Common Stock.” If such a redemption does not qualify as a sale of common stock, the redeeming non-U.S. holder generally will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “— Distributions.”

ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND HOLDING PUBCO COMMON STOCK RECEIVED IN THE BUSINESS COMBINATION.

Information Reporting and Backup Withholding

Dividend payments with respect to PubCo Common Stock, proceeds from the sale, exchange, redemption or other taxable disposition of PubCo Common Stock and amount received in the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A non-U.S. holder generally will eliminate the requirement for information reporting (other than with respect to dividends) and backup withholding by providing certification of its non-U.S. status on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Account Tax Compliance Act

Pursuant to the Foreign Account Tax Compliance Act, set forth in Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”), foreign financial institutions (which include hedge funds, private equity funds, mutual funds and any other investment vehicles regardless of their size) must comply with information reporting rules with respect to their U.S. account holders and investors or bear a withholding tax on certain payments made to them (including such payments made to them in their capacity as intermediaries). Generally, if a foreign financial institution or certain other foreign entity does not comply with these reporting requirements, “withholdable payments” to the noncomplying entity will be subject to a 30% withholding tax. For this purpose, withholdable payments include U.S.-source payments otherwise subject to nonresident withholding tax and, subject to the discussion of the proposed Treasury Regulations below, the entire gross proceeds from the sale of certain equity or debt instruments of U.S. issuers. This withholding tax will apply to a non-compliant foreign financial institution regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax.

Withholding under FATCA will generally apply to payments of dividends on PubCo Common Stock to foreign financial institutions that are not in compliance with FATCA. The U.S. Department of the Treasury has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or disposition of equity interests. In its preamble to the proposed regulations, the U.S. Department of Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Similar withholding requirements to the foregoing apply to dividends on and, subject to the proposed regulations, gross proceeds from the sale of, PubCo Common Stock held by an investor that is a non-financial foreign entity unless such entity provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn be required to provide to the Secretary of the Treasury.

If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Each non-U.S. holder is urged to consult its tax advisor regarding these rules and whether they may be relevant to such non-U.S. holder’s ownership and disposition of PubCo Common Stock.

Foreign entities located in jurisdictions that have entered into intergovernmental agreements with the United States in connection with FATCA may be subject to different rules. All holders are urged to consult with their tax advisors regarding the possible implications of the above rules under, or related to, FATCA on their investment in PubCo Common Stock.

THE DISCUSSION ABOVE IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND ANY OTHER MATTERS DISCUSSED HEREIN, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS

The following summary contains a description of material Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion of material Cayman Islands income tax consequences of an investment in Helix Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of Helix Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Helix Ordinary Shares, as the case may be, nor will gains derived from the disposal of Helix Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Helix’s securities or on an instrument of transfer in respect of a any of Helix’s securities.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to Helix levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

Helix has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act (As Revised) Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (As Revised), the following undertaking is hereby given to Helix:

1.      That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Helix or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•        On or in respect of the shares, debentures or other obligations of Helix;

OR

•        by way of the withholding in whole or part, of any relevant payment as defined in The Tax Concessions Act.

These concessions shall be for a period of twenty years from the 21st day of June 2021.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms under this section not otherwise defined in this proxy statement/prospectus have the respective meanings ascribed to them in the Business Combination Agreement.

Helix is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination, other events contemplated by the Business Combination Agreement, and other transactions described below.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”). The unaudited pro forma condensed combined financial information presents the pro forma effects of the Business Combination and other related transactions, which includes:

•        The Domestication of Helix as a Delaware corporation; and

•        The Merger, including the following:

•        Acquisition of BBOT by Helix; and

•        PIPE Investment.

Helix is a blank check company incorporated as a Cayman Islands exempted company on June 15, 2021. Helix was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Helix has two classes of ordinary shares authorized: Helix Class A Shares and Helix Class B Shares.

On February 13, 2024, Helix consummated its initial public offering (the “IPO”) of 18,400,000 Helix Class A Shares (the “Public Shares”), at a price of $10.00 per Public Share, generating gross proceeds of $184.0 million. The Public Shares contain a redemption feature that allows for the redemption of such Public Shares in connection with Helix’s liquidation, or if there is a shareholder vote or tender offer in connection with Helix’s initial Business Combination or in connection with an extension of the completion window. Simultaneously with the closing of the IPO, Helix consummated the sale of 509,000 Class A ordinary shares (“Private Placement Shares”) to the Sponsor at a price of $10.00 per Private Placement Share, or $5.1 million in aggregate. The Private Placement Shares are not redeemable. As of December 31, 2024, the Public Shares and Private Placement shares remain outstanding.

As of December 31, 2024, Helix had 4,600,000 Helix Class B Shares held by the Sponsor, two independent directors of Helix, and one advisor of Helix.

BBOT was formed as a Delaware corporation in August 2016. BBOT is a clinical-stage biopharmaceutical entity advancing a next-generation pipeline of novel small molecule therapeutics targeting renin-angiotensin system (“RAS”) and Phosphoinositide 3-kinase (“PI3K”) malignancies. BBOT is headquartered in San Francisco, California.

The unaudited pro forma condensed combined financial statements give effect to the Business Combination and the other events contemplated by the Business Combination Agreement, as described in this proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet as of December 31, 2024 combines the audited balance sheet of BBOT with the audited balance sheet of Helix on a pro forma basis as if the Business Combination and the other events contemplated by the Business Combination Agreement had been consummated on December 31, 2024. The unaudited pro forma combined statement of operations for the year ended December 31, 2024 combines the audited statement of operations of BBOT for the twelve months ended December 31, 2024 and the audited statement of operations of Helix for the twelve months ended December 31, 2024, giving effect to the transactions as if the Business Combination and the other events contemplated by the Business Combination Agreement had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are not necessarily indicative of what PubCo’s condensed financial position or results of operations actually would have been had the Business Combination and other related transactions been consummated on or prior to December 31, 2024, nor are they necessarily indicative of future results of operations. The unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of PubCo. The unaudited pro forma financial information is based on the information available to management at the time of preparation and assumptions that management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. The actual adjustments upon the completion of the Business Combination and other related transactions will likely differ from the pro forma adjustments, and it is possible the differences may be material.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        Audited financial statements of Helix for the year ended December 31, 2024;

•        Audited financial statements of BBOT for the year ended December 31, 2024; and

•        Other information relating to Helix and BBOT included in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof and the financial and operational condition of Helix and BBOT (see “Proposal No. 1 — The Business Combination Proposal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Helix,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BBOT”).

Description of Business Combination and Other Transactions

On February 28, 2025, Helix, Merger Sub, and BBOT entered into the Business Combination Agreement, pursuant to which the following will occur:

•        Domestication of Helix as a Delaware corporation, in which Helix will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL and Part XII of the Cayman Companies Act;

•        Merger of Merger Sub with and into BBOT, with BBOT surviving the Merger as a wholly-owned subsidiary of Helix, in accordance with the Business Combination Agreement and DGCL; and

•        Other transactions contemplated by the Business Combination Agreement and documents related thereto, as described in more detail below.

Immediately prior to the completion of the Domestication, the following will occur:

•        Helix will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn by the Public Shareholders;

•        The Sponsor will surrender and forfeit the Sponsor Forfeited Shares to Helix;

•        Each holder of each issued and outstanding Helix Class B Share (other than the Sponsor Forfeited Shares as further discussed below) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each Helix Class B Share held by it into one Helix Class A Share.

The Domestication — The Domestication is intended to occur on the day that is one business day prior to the Closing Date. Upon the Domestication, Helix will change its name to “BridgeBio Oncology Therapeutics, Inc.” and is referred to herein as “PubCo” as of the time following the Domestication.

At the effective time of the Domestication, Helix Class A Share (excluding the Public Shares validly submitted for redemption and the Sponsor Forfeited Shares but including Helix Class A Shares issued upon the Class B Share Conversion), will automatically surrender and shall cease to exist, and will be reclassified as one share of PubCo Common Stock.

The Merger — On the day of the Closing, the Merger will occur, and the following will take place:

•        Merger of Merger Sub, the wholly owned subsidiary of Helix, with and into BBOT, with BBOT as the surviving company;

•        Each share of BBOT capital stock that is issued and outstanding immediately prior to the Merger Effective Time (excluding treasury shares and dissenting shares), will automatically be canceled and converted into the right to receive a corresponding number of shares of PubCo Common Stock based on the Consideration Ratio described below;

•        Each outstanding and unexercised BBOT Option will become a PubCo Option containing the same terms, conditions, vesting and other provisions as are applicable to such BBOT Options prior to the Business Combination based on the Consideration Ratio; and

•        The Sponsor will surrender and forfeit the Sponsor Contributed Shares, if any.

The Aggregate Merger Consideration to be issued to BBOT Stockholders in connection with the Merger will be determined by dividing (a) $461,051,546 by (b) the Redemption Price at which each Public Share may be redeemed in connection with the Business Combination. The Consideration Ratio is the number of shares of PubCo Common Stock to be issued in exchange for issued and outstanding BBOT capital stock upon the Merger and is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by the Aggregate Fully Diluted BBOT Shares. For purposes of the pro forma condensed combined financial information presented, the following key assumptions have been used:

•        The Aggregate Fully Diluted BBOT Shares is 477,952,369 and represents the BBOT fully-diluted common stock as of March 31, 2025.

•        The Estimated Redemption Price at the Closing is approximately $10.66 per share, which is estimated using an assumed Closing Date of June 30, 2025, as further defined elsewhere in this proxy statement/prospectus.

•        The Assumed Redemption Price is $10.46 per share as of December 31, 2024, as disclosed in the audited financial statements of Helix for the year ended December 31, 2024.

•        The Aggregate Merger Consideration that is estimated to be issued to BBOT Stockholders is 43,233,290 shares of PubCo Common Stock and is calculated by dividing the Equity Value by the Estimated Redemption Price of approximately $10.66 per share.

The Other Transactions — Other related events that are contemplated to take place in connection with the Business Combination are summarized:

•        PIPE Investment:    In connection with the Business Combination Agreement, Helix entered into Subscription Agreements with certain qualified institutional buyers, institutional accredited investors, and other accredited investors, including Cormorant and other existing shareholders of Helix, pursuant to which Helix agreed to issue and sell to the PIPE investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately $260.9 million PIPE Shares at a purchase price equal to the Redemption Price. For purposes of the pro forma condensed combined financial information presented, the Estimated Redemption Price of approximately $10.66 per share has been used to calculate 24,464,768 shares to be issued to the PIPE Investors (including Cormorant).

•        Non-Redemption Agreements:    On February 28, 2025, Helix entered into Non-Redemption Agreements with Non-Redeeming Holders, pursuant to which, each Non-Redeeming Holder irrevocably and unconditionally agreed, for the benefit of Helix, that neither it nor its controlled affiliates will exercise any redemption rights under Helix’s Articles with respect to Public Shares held by such holder as of the date of the Non-Redemption Agreement at any meeting of Helix Shareholders. Assuming a Redemption Price of approximately $10.66, which is estimated using an assumed Closing Date of June 30, 2025, the Non-Redeeming Shares will represent approximately $4.8 million in retained funds in the Trust Account. Each of the Non-Redeeming Holders also agreed (i) not transfer directly or indirectly the Non-Redeeming Shares held by it until earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) to vote its Non-Redeeming Shares in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the Helix in connection with the Business Combination and in favor of any proposal brought by Helix to adjourn or postpone the EGM. There are an aggregate of 450,900 Helix Class A Shares are Non-Redeeming Shares reflected in the pro forma condensed combined financial information presented. The Non-Redemption Agreements do not provide for any consideration to be paid by Helix or BBOT to the Non-Redeeming Holders in connection with such agreements. The Sponsor and Cormorant are not parties to the Non-Redemption Agreements. There are an aggregate of 450,900 Helix Class A Shares reflected in the pro forma condensed combined financial information presented as Non-Redeeming Shares.

•        Helix Support Agreement:    On February 28, 2025, the Sponsor, Cormorant, and other Helix Insiders entered into the Helix Support Agreement with Helix and BBOT, pursuant to which Helix Insiders agreed to certain voting and transfer covenants. Pursuant to the Helix Support Agreement, each of Cormorant and its permitted transferees irrevocably and unconditionally covenants and agrees not to submit any Helix Class A Shares owned by it for redemption in connection with the Business Combination. Additionally, the Sponsor and other Helix Insiders will comply with their non-redemption obligations as specified in the Insider Letter they entered into with Helix in connection with Helix’s IPO. As part of the Helix Support Agreement, the following key terms are summarized:

•        Non-Redemption:    Cormorant and the Sponsor have agreed not to redeem 2,400,000 outstanding Helix Class A shares that are subject to redemption.

•        Class B Conversion:    Each of the Sponsor and each Helix Insider agreed to elect to convert their Helix Class B Shares into Helix Class A Shares immediately prior to the Domestication and to waive their rights under Helix’s Articles to have their Helix Class B Shares converted into Helix Class A Shares at a ratio of greater than one-to-one.

•        Sponsor Forfeited Shares:    Effective as of immediately prior to the Domestication and conditioned upon the Closing, the Sponsor will surrender and forfeit to Helix such number of Helix Class B Shares held by the Sponsor equal to the quotient of (i) the difference between (A) the Redemption Price multiplied by 4.6 million less (B) $46.0 million divided by (ii) the Redemption Price. For purposes of the pro forma condensed combined financial information presented, the calculation of the Sponsor Forfeited Shares utilizes the Estimated Redemption Price of approximately $10.66 per share and results in 286,531 shares being forfeited under all scenarios presented.

•        Sponsor Contributed Shares:    If the Helix Closing Cash is less than $400.0 million, the Sponsor will surrender and forfeit a number of shares of PubCo Common Stock equal to (a) 3.36 million multiplied by (b) one minus the number resulting from dividing (i) the actual Helix Closing Cash by (ii) $400.0 million, with any fractional share rounded to the nearest whole number resulting from such product. For purposes of the redemptions scenarios presented, the Sponsor Contributed Shares are zero under the No Redemptions Scenario, zero under the Minimum Cash Condition Redemptions Scenario, 576,450 under the 75% Redemptions Scenario, and 917,976 under the Maximum Redemptions Scenario.

Following the Domestication, Merger and other related transactions, the estimated outstanding shares are summarized in the following table based on the redemptions scenarios (further described below):

	Pro Forma Combined
	No Redemptions		Minimum Cash Condition Redemptions		75% Redemptions*		Maximum Redemptions*
	Shares	%	Shares	%	Shares	%	Shares	%
Helix Public Shareholders (excluding Cormorant)	16,000,000	18.3%	10,899,392	13.3%	4,338,175	5.8%	450,900	0.6%
Sponsor and Cormorant	18,156,548	20.8%	18,156,548	22.1%	17,580,098	23.4%	17,238,572	24.3%
Helix Independent Directors and Advisor	120,000	0.1%	120,000	0.1%	120,000	0.2%	120,000	0.2%
BBOT Stockholders (excluding Cormorant)	35,581,624	40.8%	35,581,624	43.3%	35,581,624	47.4%	35,581,624	50.2%
PIPE Investors (excluding Cormorant)	17,431,939	20.0%	17,431,939	21.2%	17,431,939	23.2%	17,431,939	24.7%
Pro forma total shares of the PubCo Common Stock outstanding at Closing	87,290,111	100.0%	82,189,503	100.0%	75,051,836	100.0%	70,823,035	100.0%

____________

*        Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of PubCo upon consummation of the Business Combination and other related transactions in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination and other transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of PubCo following the completion of the Business Combination and other transactions. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Helix and BBOT have not had any historical relationship prior to the discussion of the Business Combination and other transactions. Helix and BBOT continue to have no relationship that would require any pro forma adjustments to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the Helix shareholders approve the Business Combination. Pursuant to the Helix Articles, Helix will provide the Public Shareholders with the opportunity to redeem their outstanding Helix Class A Shares at the Redemption Price per-share and payable in cash. Helix cannot predict how many of Public Shareholders will exercise the right to have their Helix Class A Shares redeemed for cash.

Under the Minimum Cash Condition Redemptions Scenario, 75% Redemptions Scenario, and Maximum Redemptions Scenario, the pro forma condensed combined financial information assumes a $10.46 per share Redemption Price. The selected pro forma information is presented after giving effect to the Domestication, Business Combination and other related transactions presented under the following four scenarios:

•        No Redemptions Scenario:    This scenario assumes that the Aggregate Parent Closing Cash is at least $400.0 million and the Closing condition is met (which we refer to as the Minimum Cash Condition). This scenario also assumes no redemption of the 18,400,000 Public Shares, the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and no Sponsor Contributed Shares.

•        Minimum Cash Condition Redemptions Scenario:    This scenario assumes that the Minimum Cash Condition is met. This scenario also assumes that holders of the 5,100,608 Public Shares, or approximately 28% of the outstanding Public Shares, will exercise their redemption rights for aggregate redemption proceeds of $53.3 million, the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and no Sponsor Contributed Shares.

•        75% Redemptions Scenario:    This scenario assumes that the Minimum Cash Condition is not met and the condition is waived by BBOT pursuant to the Business Combination Agreement. This scenario assumes that holders of the 11,661,825 Public Shares, or 75% of the outstanding shares held by the Public Shareholders, will exercise their redemption rights for aggregate redemption proceeds of $122.0 million, the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and Sponsor Contributed Shares of 576,450.

•        Maximum Redemptions Scenario:    This scenario assumes that the Minimum Cash Condition is not met and the condition is waived by BBOT pursuant to the Business Combination Agreement. This scenario assumes that holders of 15,549,100 Public Shares held by the Public Shareholders will exercise their redemption rights for aggregate redemption proceeds of $162.6 million, the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and Sponsor Contributed Shares of 917,976. The Maximum Redemptions Scenario is based on the maximum number of redemptions that may be initiated by the Public Shareholders who have not signed Non-Redemption Agreements.

It is Helix’s understanding that BBOT does not intend to waive the Minimum Cash Condition. In the event that BBOT does not waive such condition, Helix may seek to obtain additional financing to meet the Minimum Cash Condition, subject to obtaining BBOT’s consent pursuant to the Business Combination Agreement. In the event that Helix obtains additional financing, Helix would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this registration statement, filing a supplement to the proxy statement/prospectus and/or filing a Current Report on Form 8-K. Similarly, if BBOT waives the Minimum Cash Condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM.

The following summarizes the pro forma shares of PubCo Common Stock issued and outstanding immediately after the Business Combination and other related transactions on an issued and outstanding basis, presented under the four redemptions scenarios:

	No Redemptions	Minimum Cash Condition Redemptions	75% Redemptions*	Maximum Redemptions*
Ownership:
Helix Public Shareholders (excluding Cormorant)(1)	16,000,000	10,899,392	4,338,175	450,900
Sponsor and Cormorant(2)	18,156,548	18,156,548	17,580,098	17,238,572
Helix Independent Directors and Advisor(3)	120,000	120,000	120,000	120,000
BBOT Stockholders (excluding Cormorant)(4)	35,581,624	35,581,624	35,581,624	35,581,624
PIPE Investors (excluding Cormorant)(5)	17,431,939	17,431,939	17,431,939	17,431,939
Total PubCo Common Stock Outstanding	87,290,111	82,189,503	75,051,836	70,823,035

____________

*        Assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios, excluding 2,400,000 shares held by Cormorant which are presented in the row labeled “Sponsor and Cormorant”. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, 5,100,608 shares under the Minimum Cash Condition Redemptions Scenario, 11,661,825 shares redeemed under the 75% Redemptions Scenario, and 15,549,100 shares redeemed under the Maximum Redemptions Scenario. Each redemptions scenario includes 450,900 shares which are subject to Non-Redemption Agreements dated February 28, 2025, between Helix and the Non-Redeeming Holders.

(2)      Amount includes 4,193,469 Founder Shares held by the Sponsor, 2,400,000 Helix Class A Shares held by Cormorant, 509,000 Private Placement Shares held by the Sponsor, 7,032,829 shares purchased as part of the PIPE Investment by Cormorant, and 4,021,250 shares from BBOT ownership held by Cormorant. This amount includes the following forfeitures:

•        Sponsor Forfeited Shares: 286,531 shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor Contributed Shares: 576,450 shares surrendered and forfeited under the 75% Redemptions Scenario and 917,976 shares surrendered and forfeited under the Maximum Redemptions Scenario.

(3)      Amount includes 30,000 Founder Shares held by each of Helix’s independent directors and advisor.

(4)      Amount includes 39,602,874 shares of PubCo common stock issued to BBOT Stockholders less 4,021,250 shares that will be held by Cormorant, which are presented in the row labeled “Sponsor and Cormorant”. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically 3,630,360 PubCo Options issued to BBOT optionholders.

(5)      Amount includes the estimated shares of PubCo Common Stock to be issued to the PIPE Investors of 24,464,768, using the Estimated Redemption Price of approximately $10.66 per share, less the 7,032,829 shares to be purchased by Cormorant as part of the PIPE Investment (which are presented in the row labeled “Sponsor and Cormorant”).

Expected Accounting Treatment for the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as BBOT has been determined to be the accounting acquirer under all redemptions scenarios presented. Under this method of accounting, Helix, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and BBOT, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of BBOT will become the historical financial statements of PubCo, and Helix’s assets, liabilities, and results operations will be consolidated with BBOT’s starting from the Closing Date. For accounting purposes, the financial statements of PubCo will represent a continuation of the financial statements of BBOT, with the Business Combination being treated as the equivalent of BBOT issuing stock for the net assets of Helix, accompanied by recapitalization. The net assets of Helix will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of BBOT in future financial reporting of PubCo.

BBOT was determined to be the accounting acquirer under all of the redemptions scenarios presented based on the evaluation of the following facts and circumstances:

•        BBOT is the larger entity based on the presence of substantive operations and employee base and will assume the ongoing operations of the PubCo;

•        BBOT’s existing stockholders (excluding Cormorant) will have the greatest minority voting interest that ranges from 40.8% to 50.2% in PubCo under various redemptions scenarios;

•        BBOT’s existing stockholders will have the greatest ability to influence decisions regarding the election and removal of the PubCo’s board of directors;

•        BBOT will hold a majority of the PubCo’s board of directors;

•        BBOT’s senior management will comprise the senior management of PubCo;

•        PubCo will assume BBOT’s name;

•        BBOT’s headquarters will become PubCo headquarters; and

•        Helix does not meet the definition of a business.

The final allocation of consideration payable to BBOT equity holders will be determined upon the completion of the Business Combination and other related transactions and could differ materially from the four scenarios presented.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2024
(in thousands)

			No Redemptions			Minimum Cash Condition Redemptions			75% Redemptions			Maximum Redemptions
	Helix Historical (Note 2)	BBOT Historical Adjusted (Note 3)	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$1,698	$53,073	$192,449	A	$470,051	$192,449	A	$416,703	192,449	A	$348,078	$192,449	A	$307,420
	—	—	260,899	B		260,899	B		260,899	B		260,899	B
	—	—	(15,000)	C		(15,000)	C		(15,000)	C		(15,000)	C
	—	—	(20,000)	CC		(20,000)	CC		(20,000)	CC		(20,000)	CC
	—	—	—			(53,348)	G		(121,973)	GG		(162,631)	GGG
	—	—	(3,000)	L		(3,000)	L		(3,000)	L		(3,000)	L
	—	—	(68)	CCC		(68)	CCC		(68)	CCC		(68)	CCC
Short-term marketable securities	—	124,780	—		124,780	—		124,780	—		124,780	—		124,780
Receivables from related parties	—	81	—		81	—		81	—		81	—		81
Prepaid expenses and other current assets	252	2,981	—		3,233	—		3,233	—		3,233	—		3,233
Total current assets	1,950	180,915	415,280		598,145	361,932		544,797	293,307		476,172	252,649		435,514
Property and equipment, net	—	490	—		490	—		490	—		490	—		490
Long-term prepaid insurance	25	—	—		25	—		25	—		25	—		25
Marketable securities and cash held in Trust Account	192,449	—	(192,449)	A	—	(192,449)	A	—	(192,449)	A	—	(192,449)	A	—
Restricted cash	—	132	—		132	—		132	—		132	—		132
Other non-current assets	—	4,986	—		4,986	—		4,986	—		4,986	—		4,986
Total assets	$194,424	$186,523	$222,831		$603,778	$169,483		$550,430	$100,858		$481,805	$60,200		$441,147
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	—	3,074	—		3,074	—		3,074	—		3,074	—		3,074
Accrued compensation and benefits	—	3,821	—		3,821	—		3,821	—		3,821	—		3,821
Accrued research and development liabilities	—	8,276	—		8,276	—		8,276	—		8,276	—		8,276
Accrued professional services	—	655	—		655	—		655	—		655	—		655
Payables to related parties	68	483	(68)	CCC	483	(68)	CCC	483	(68)	CCC	483	(68)	CCC	483
Other accrued liabilities	120	166	—		286	—		286	—		286	—		286
Participation right liability	—	—	—		—	—		—	—		—	—		—
Total current liabilities	188	16,475	(68)		16,595	(68)		16,595	(68)		16,595	(68)		16,595
Deferred underwriting fee	5,520	—	(5,520)	CC	—	(5,520)	CC	—	(5,520)	CC	—	(5,520)	CC	—
Total liabilities	5,708	16,475	(5,588)		16,595	(5,588)		16,595	(5,588)		16,595	(5,588)		16,595

Common stock subject to possible redemption (Helix)	192,449	—	(192,449)	F	—	(192,449)	F	—	(192,449)	F	—	(192,449)	F	—

Redeemable convertible preferred stock (BBOT)	—	348,685	(348,685)	E	—	(348,685)	E	—	(348,685)	E	—	(348,685)	E	—

Unaudited Pro Forma Condensed Combined Balance Sheet — (Continued)
As of December 31, 2024
(in thousands)

			No Redemptions			Minimum Cash Condition Redemptions			75% Redemptions			Maximum Redemptions
	Helix Historical (Note 2)	BBOT Historical Adjusted (Note 3)	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Stockholders’ Equity (Deficit):
PubCo Common Stock	—	—	2	B	9	2	B	8	2	B	8	2	B	7
	—	—	4	E		4	E		4	E		4	E
	—	—	2	F		2	F		2	F		2	F
	—	—	—			(1)	G		(1)	GG		(2)	GGG
	—	—	1	H		1	H		1	H		1	H
	—	—	—			—			—	I		—	II
	—	—	—			—			—			—
BBOT Common stock	—	—	—	H	—	—	H	—	—	H	—	—	H	—
Helix Class A Shares	—	—	—	H	—	—	H	—	—	H	—	—	H	—
Helix Class B Shares	—	—	—	D	—	—	D	—	—	D	—	—	D	—
			—	H		—	H		—	H		—	H
Additional paid-in capital	—	43,538	260,897	B	812,349	260,897	B	759,002	260,897	B	690,377	260,897	B	649,720
	—	—	(15,000)	C		(15,000)	C		(15,000)	C		(15,000)	C
	—	—	—	D		—	D		—	D		—	D
	—	—	348,681	E		348,681	E		348,681	E		348,681	E
	—	—	192,447	F		192,447	F		192,447	F		192,447	F
	—	—	—			(53,347)	G		(121,972)	GG		(162,629)	GGG
	—	—	362	J		362	J		362	J		362	J
	—	—	(18,575)	K		(18,575)	K		(18,575)	K		(18,575)	K
	—	—	—			—			—	I		—	II
	—	—	(1)	H		(1)	H		(1)	H		(1)	H
Accumulated other comprehensive income	—	348	—		348	—		348	—		348	—		348
Accumulated deficit	(3,733)	(222,523)	(14,480)	CC	(225,523)	(14,480)	CC	(225,523)	(14,480)	CC	(225,523)	(14,480)	CC	(225,523)
	—	—	(362)	J		(362)	J		(362)	J		(362)	J
	—	—	18,575	K		18,575	K		18,575	K		18,575	K
	—	—	(3,000)	L		(3,000)	L		(3,000)	L		(3,000)	L
Total stockholders’ equity (deficit)	(3,733)	(178,637)	769,553		587,183	716,205		533,835	647,580		465,210	606,922		424,552
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$194,424	$186,523	$222,831		$603,778	$169,483		$550,430	$100,858		$481,805	$60,200		$441,147

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2024

(in thousands, except share and per share amounts)

			No Redemptions			Minimum Cash Condition Redemptions			75% Redemptions			Maximum Redemptions
	Helix (Historical) (Note 2)	BBOT (Historical)	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Operating expenses:
Research and development	—	73,107	—		73,107	—		73,107	—		73,107	—		73,107
General and administrative	856	7,756	14,480	N	26,454	14,480	N	26,454	14,480	N	26,454	14,480	N	26,454
	—	—	362	O		362	O		362	O		362	O
	—	—	3,000	P		3,000	P		3,000	P		3,000	P
Total operating expenses	856	80,863	17,842		99,561	17,842		99,561	17,842		99,561	17,842		99,561
Loss from operations	(856)	(80,863)	(17,842)		(99,561)	(17,842)		(99,561)	(17,842)		(99,561)	(17,842)		(99,561)

Other income (expense), net:
Interest income	—	6,377	—		6,377	—		6,377	—		6,377	—		6,377
Income from related party under transition services agreement	—	775	—		775	—		775	—		775	—		775
Change in fair value of participation right liability	—	(564)	—		(564)	—		(564)	—		(564)	—		(564)
Interest earned on bank deposits	6	—	—		6	—		6	—		6	—		6
Interest earned on marketable securities held in Trust Account	8,449	—	(8,449)	M	—	(8,449)	M	—	(8,449)	M	—	(8,449)	M	—
Total other income (expense), net	8,455	6,588	(8,449)		6,594	(8,449)		6,594	(8,449)		6,594	(8,449)		6,594
Net income (loss)	$7,599	$(74,275)	$(26,291)		$(92,967)	$(26,291)		$(92,967)	$(26,291)		$(92,967)	$(26,291)		$(92,967)

Weighted average shares outstanding of PubCo Common Stock – basic and diluted (Note 5)	—	—	87,290,111	Q	87,290,111	82,189,503	Q	82,189,503	75,051,836	Q	75,051,836	70,823,035	Q	70,823,035
Basic and diluted net loss per share – PubCo Common Stock (Note 5)	—	—	$(1.07)	Q	$(1.07)	$(1.13)	Q	$(1.13)	$(1.24)	Q	$(1.24)	$(1.31)	Q	$(1.31)
Basic and diluted weighted average number of shares outstanding (BBOT)	—	145,125	—		—	—		—	—		—	—		—
Basic and diluted net loss per share (BBOT)	—	$(511.80)	—		—	—		—	—		—	—		—
Basic weighted average shares outstanding, Class A ordinary shares	16,635,787	—	—		—	—		—	—		—	—		—
Basic net income per share, Class A ordinary shares	$0.36	—	—		—	—		—	—		—	—		—
Diluted weighted average shares outstanding, Class A ordinary shares	16,635,787	—	—		—	—		—	—		—	—		—
Diluted net income per share, Class A ordinary shares	$0.36	—	—		—	—		—	—		—	—		—
Basic weighted average shares outstanding, Class B ordinary share	4,527,869	—	—		—	—		—	—		—	—		—
Basic net income per share, Class B ordinary shares	$0.36	—	—		—	—		—	—		—	—		—
Diluted weighted averages shares outstanding, Class B ordinary shares	4,600,000	—	—		—	—		—	—		—	—		—
Diluted net income per share, Class B ordinary shares	$0.36	—	—		—	—		—	—		—	—		—

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.      Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Helix, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and BBOT, the legal acquiree, will be treated as the accounting acquirer.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of Helix and BBOT is presented in accordance with U.S. GAAP.

The unaudited pro forma condensed combined balance sheet gives effect to the Business Combination and other transactions as if it had occurred on December 31, 2024. The unaudited pro forma combined statement of operations for the year ended December 31, 2024 gives effect to the transactions as if the Business Combination and other transactions had been consummated on January 1, 2024.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies or dis-synergies, operating efficiencies or inefficiencies, tax savings or cost savings that may be associated with the Business Combination and other related transactions. The pro forma adjustments reflecting the completion of the Business Combination and other related transactions are based on currently available information and assumptions and methodologies that Helix believes are reasonable under the circumstances. The Transaction Accounting Adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Helix believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and other related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and consolidated financial position would have been had the Business Combination and other related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of PubCo. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited consolidated financial statements and notes thereto of Helix and the audited financial statements of BBOT. There is no tax effect reflected in the pro forma financial information and transaction accounting adjustments described below.

2.      Domestication

The Domestication is intended to occur on the day that is one business day prior to the Closing Date. At the effective time of the Domestication, each share of Helix Class A Share (excluding the Public Shares validly submitted for redemption and the Sponsor Forfeited Shares but including Helix Class A Shares issued upon the Class B Share Conversion) will be automatically surrendered and will be converted into one share of PubCo Common Stock. No accounting adjustments are expected to be recorded from the Domestication.

3.      BBOT Historical Adjusted Financial Information

During March 2025, the outstanding BBOT Participation Right recorded as a liability was exercised by the holder and settled during April 2025 by the issuance of 28,225,863 shares of BBOT Series B redeemable convertible preferred stock at $0.7873 per share for total proceeds of $22.2 million. For pro forma purposes, the following table includes the BBOT Historical Balance Sheet as of December 31, 2024, the estimated impact of the exercise of the Participation Right, and the estimated BBOT Historical Adjusted financial information:

	BBOT Historical	Participation Right Adjustment	BBOT Historical Adjusted
Assets
Current assets
Cash and cash equivalents	$30,851	$22,222	$53,073
Short-term marketable securities	124,780	—	124,780
Receivables from related parties	81	—	81
Prepaid expenses and other current assets	2,981	—	2,981
Total current assets	158,693	22,222	180,915
Property and equipment, net	490	—	490
Restricted cash	132	—	132
Other non-current assets	4,986	—	4,986
Total assets	$164,301	$22,222	$186,523
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	3,074	—	3,074
Accrued compensation and benefits	3,821	—	3,821
Accrued research and development liabilities	8,276	—	8,276
Accrued professional services	655	—	655
Payables to related parties	483	—	483
Other accrued liabilities	166	—	166
Participation right liability	3,105	(3,105)	—
Total current liabilities	19,580	(3,105)	16,475

Redeemable convertible preferred stock (BBOT)	323,358	25,327	348,685

Stockholders’ Equity (Deficit):
BBOT Common stock	—	—	—
Additional paid-in capital	43,538	—	43,538
Accumulated other comprehensive income	348	—	348
Accumulated deficit	(222,523)	—	(222,523)
Total stockholders’ deficit	(178,637)	—	(178,637)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$164,301	$22,222	$186,523

4.      Transaction Accounting Adjustments

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 includes the following Transaction Accounting Adjustments related to the Business Combination and other related transactions:

(A)        Reflects the liquidation and reclassification of $192.4 million of marketable securities and cash held in the Trust Account to cash and cash equivalents that become available for general use by PubCo following the Closing under each of the four redemptions scenarios.

(B)         Reflects the cash proceeds of $260.9 million to be received from the PIPE Investment from the issuance and sale of 24,464,768 shares of PubCo Common Stock at the Estimated Redemption Price of approximately $10.66 per share under each of the four redemptions scenarios. This adjustment impacts the PubCo Common Stock (based on the par value of $0.0001 per share) of $2 and the remainder of $260.9 million recorded in additional paid-in-capital.

(C)         Reflects the preliminary estimated direct and incremental transaction costs to be incurred by BBOT related to the Business Combination of approximately $15.0 million for underwriting, financial advisory, legal, accounting, and other fees reflected in the unaudited pro forma condensed combined balance sheet under each of the four redemptions scenarios. BBOT has reflected the direct and incremental transaction costs related to the Business Combination as a reduction to PubCo additional paid-in capital.

(CC)      Reflects the preliminary estimated direct and incremental transaction costs to be incurred by Helix related to the Business Combination of approximately $20.0 million for underwriting, capital market advisor, and other fees reflected in the unaudited pro forma condensed combined balance sheet under each of the four redemptions scenarios. Helix has reflected the direct and incremental transaction costs related to the Business Combination as a reduction to PubCo accumulated deficit of $14.5 million and to derecognize the deferred underwriting fee liability of PubCo of $5.5 million.

(CCC)   Reflects the repayment of the related party balance upon the Transaction closing in the amount of less than $0.1 million under each of the four redemptions scenarios.

(D)        Reflects the forfeiture of 286,531 Helix Class B Shares for no consideration, or Sponsor Forfeited Shares, pursuant to the Parent Support Agreement under each of the four redemptions scenarios.

(E)         Reflects the conversion of the redeemable convertible preferred stock of BBOT into 39,602,874 shares of PubCo Common Stock and reclassification of its carrying value of $348.7 million into the equity of PubCo upon the Closing under each of the four redemptions scenarios. This adjustment impacts the PubCo Common Stock (based on the par value of $0.0001 per share) of $4 and the remainder of $348.7 million recorded in additional paid-in-capital.

(F)         Reflects the reclassification of the Helix Class A Shares subject to possible redemption balance of $192.4 million to stockholders’ equity of PubCo assuming no redemptions and immediate conversion of the remaining shares of Public Shares into shares of PubCo Common Stock on a one-to-one basis. Additional adjustments (G) – (GGG) apply to the specific redemptions scenarios mentioned below. This adjustment impacts the PubCo Common Stock (based on the par value of $0.0001 per share) of $2 and the remainder of $192.4 million recorded in additional paid-in-capital.

(G)        Reflects the redemption of 5,100,608 Public Shares for $53.3 million using par value of $0.0001 per share at an Assumed Redemption Price of $10.46 per share under the Minimum Cash Condition Redemptions Scenario. This adjustment impacts the PubCo Common Stock (based on the par value of $0.0001 per share) of $1 and the remainder of $53.3 million recorded in additional paid-in-capital.

(GG)     Reflects the redemption of 11,661,825 Public Shares for $122.0 million using par value of $0.0001 per share at an Assumed Redemption Price of $10.46 per share under the 75% Redemptions Scenario. This adjustment impacts the PubCo Common Stock (based on the par value of $0.0001 per share) of $1 and the remainder of $122.0 million recorded in additional paid-in-capital.

(GGG)   Reflects the maximum redemptions of 15,549,100 Public Shares for $162.6 million using par value of $0.0001 per share at an Assumed Redemption Price of $10.46 per share under the Maximum Redemptions Scenario. This adjustment impacts the PubCo Common Stock (based on the par value of $0.0001 per share) of $2 and the remainder of $162.6 million recorded in additional paid-in-capital.

(H)        Reflects the reclassification of par value from Helix Ordinary Shares and BBOT Common Stock classified under stockholders’ equity into PubCo Common Stock under all redemptions scenarios. The par value of PubCo Common Stock will be $0.0001 per share which is consistent with historical Helix Ordinary Shares and BBOT Common Stock par value.

(I)          Reflects the number of shares of PubCo Common Stock forfeited for no consideration, or the Sponsor Share Contribution, with immaterial impact under the 75% Redemptions scenario.

(II)         Reflects the number of shares of PubCo Common Stock forfeited for no consideration, or the Sponsor Share Contribution, with immaterial impact under the Max Redemptions scenario.

(J)          Reflects the accelerated vesting of Helix Class B Shares upon closing of Business Combination under each of the four redemptions scenarios.

(K)        Reflects the elimination of Helix historical accumulated deficit of $18.6 million under each of the four redemptions scenarios.

(L)         Reflects the $3.0 million performance cash bonus payable to the BBOT Chief Executive Officer, a change of control payment upon closing of the Business Combination, under each of the four redemptions scenarios.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 includes the following Transaction Accounting Adjustments related to the Business Combination and other related transactions:

(M)        Reflects the elimination of investment income related to the investments held in the Trust Account under each of the four redemptions scenarios.

(N)        Reflects $14.5 million of estimated Helix direct and incremental transaction costs for underwriting, capital market advisor, and other fees reflected in the unaudited pro forma condensed combined statement of operations adjusted through the Closing of Business Combination under each of the four redemptions scenarios.

(O)        Reflects the acceleration of unrecognized stock-based compensation related to Helix Class B Shares upon closing of the Business Combination under each of the four redemptions scenarios. Upon the Closing of the Business Combination, the unvested Founder Shares will be fully vested based on the original terms of the Founder Shares.

(P)         Reflects the $3.0 million performance cash bonus paid to the BBOT Chief Executive Officer upon closing of the Business Combination under each of the four redemptions scenarios.

(Q)        Reflects the calculation of weighted average shares outstanding for basic and diluted net loss per share and assumes that the Business Combination had occurred on January 1, 2024, and the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented.

5.      Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination and other related transactions, assuming the shares were outstanding since January 1, 2024. As the Business Combination and other related transactions are being reflected as if they had occurred as of January 1, 2024, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and other related transactions have been outstanding for the entire periods presented. Under the Minimum Cash Conditions Redemptions Scenario, 75% Redemptions Scenario, and Maximum Redemptions Scenario, the shares of PubCo Common Stock assumed to be redeemed by Public Shareholders are eliminated as of January 1, 2024.

The unaudited pro forma condensed combined financial information has been prepared assuming the four redemptions scenarios for the twelve months ended December 31, 2024 (in thousands, except share and per share amounts):

	For the year ended December 31, 2024
	No Redemptions	Minimum Cash Condition Redemptions	75% Redemptions	Maximum Redemptions
Weighted average shares calculation, basic and diluted
Net income (loss)	$(92,967)	$(92,967)	$(92,967)	$(92,967)
Basic weighted average shares outstanding	87,290,111	82,189,503	75,051,836	70,823,035
Pro forma net loss per share, basic and diluted	$(1.07)	$(1.13)	$(1.24)	$(1.31)

Weighted average shares outstanding, basic and diluted
Helix Public Shareholders (excluding Cormorant)	16,000,000	10,899,392	4,338,175	450,900
Sponsor and Cormorant	18,156,548	18,156,548	17,580,098	17,238,572
Helix Independent Directors and Advisor	120,000	120,000	120,000	120,000
BBOT Stockholders (excluding Cormorant)	35,581,624	35,581,624	35,581,624	35,581,624
PIPE Investors (excluding Cormorant)	17,431,939	17,431,939	17,431,939	17,431,939
Total weighted average shares outstanding, basic and diluted	87,290,111	82,189,503	75,051,836	70,823,035

The following outstanding shares of PubCo Common Stock equivalents were excluded from the computation of pro forma diluted net loss per share for the scenarios presented because including them would have had an anti-dilutive effect for the year ended December 31, 2024:

	No Redemptions	Minimum Cash Condition Redemptions	75% Redemptions	Maximum Redemptions
Former BBOT Stock Options	3,630,360	3,630,360	3,630,360	3,630,360
Total	3,630,360	3,630,360	3,630,360	3,630,360

DILUTION

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	Pro Forma Combined
	No Redemptions Scenario(1)		Minimum Cash Condition Redemptions Scenario(2)		75% Redemptions Scenario(3)		Maximum Redemptions Scenario(4)
	Shares	Tangible Book Value per Share	Shares	Tangible Book Value per Share	Shares	Tangible Book Value per Share	Shares	Tangible Book Value per Share
Helix net tangible book value per share as of December 31, 2024	23,509,000	$(0.16)	23,509,000	$(0.16)	23,509,000	$(0.16)	23,509,000	$(0.16)
Helix Shareholders, after the Redemption of Public Shares	23,222,469	$(0.16)	18,121,861	$(3.15)	10,984,194	$(11.44)	6,755,393	$(24.63)
Helix Shareholders and PIPE Investors, after the Redemption of Public Shares	47,687,237	$5.39	42,586,629	$4.79	35,448,962	$3.81	31,220,161	$3.03
Helix Shareholders, PIPE Investors and BBOT Stockholders, assuming the Business Combination	87,290,111	$7.10	82,189,503	$6.89	75,051,836	$6.63	70,823,035	$6.45
Helix Shareholders, PIPE Investors and BBOT Stockholders, assuming the Business Combination, after the payment of transaction expenses and related liabilities(5)	87,290,111	$6.73	82,189,503	$6.50	75,051,836	$6.20	70,823,035	$5.99

Initial offering price of Helix		$10.00		$10.00		$10.00		$10.00
Pro forma net tangible book value per share from dilutive securities and other related events, excluding the Business Combination		$6.73		$6.50		$6.20		$5.99
Dilution to non-redeeming shareholders		$3.27		$3.50		$3.80		$4.01

____________

(1)      This scenario assumes that no Public Shares are redeemed, which is a redemptions scenario that could occur. This scenario further assumes the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and no Sponsor Contributed Shares.

(2)      This scenario assumes that 5,100,608 Public Shares, or approximately 28% of the outstanding Public Shares, are redeemed for an aggregate payment of approximately $53.3 million (based on the estimated per-share redemption price of approximately $10.46 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2024, which is a redemptions scenario that could occur. This scenario further assumes the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and no Sponsor Contributed Shares.

(3)      This scenario assumes that 11,661,825 Public Shares, or 75% of the outstanding shares held by Public Shareholders, are redeemed for an aggregate payment of approximately $122.0 million (based on the estimated per-share redemption price of approximately $10.46 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2024, which is a redemptions scenario that could occur. This scenario further assumes the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and Sponsor Contributed Shares of 576,450, and assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition.

(4)      This scenario assumes that 15,549,100 Public Shares held by the Public Shareholders are redeemed for an aggregate payment of approximately $162.6 million (based on the estimated per-share redemption price of approximately $10.46 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2024, which is a redemptions scenario that could occur. This scenario further assumes the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and Sponsor Contributed Shares of 917,976, and assumes that BBOT, in its sole discretion, waives the Minimum Cash Condition. The Maximum Redemptions Scenario is based on the maximum number of redemptions that could be initiated by the Public Shareholders who have not signed Non-Redemption Agreements.

(5)      Includes the settlement of approximately $20.0 million of Helix transaction expenses, of which $5.5 million was accrued for on the Helix balance sheet as of December 31, 2024. This further includes the settlement of approximately $15.0 million of BBOT transaction expenses. Lastly, this includes the settlement of approximately $3.0 million of BBOT CEO milestone cash bonus that has been paid as of December 31, 2024.

INFORMATION ABOUT HELIX

General

We are a SPAC incorporated in the Cayman Islands on June 15, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, Helix is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

Helix’s IPO

On June 19, 2021, the Sponsor paid $25,000, or approximately $0.009 per share, to cover certain of our offering and formation costs in exchange for 2,875,000 Founder Shares. On November 29, 2023, the Sponsor transferred 30,000 Founder Shares to each of our independent directors, Mark McKenna and John Schmid, and to our advisor, Andrew Phillips. On February 1, 2024, Helix issued an additional 1,437,500 Founder Shares to the Sponsor. On February 8, 2024, Helix issued an additional 287,500 Founder Shares to the Sponsor, resulting in the Sponsor holding a total of 4,510,000 Founder Shares, with up to 600,000 Founder Shares subject to surrender and forfeiture depending on the extent to which the over-allotment option of the underwriter, as discussed in further detail below, was exercised.

On February 13, 2024, Helix consummated its IPO of 18,400,000 Helix Class A Shares, including the issuance of 2,400,000 Helix Class A Shares as a result of the IPO underwriter’s exercise in full of its over-allotment option. The Helix Class A Shares were sold at a price of $10.00 per share, generating gross proceeds to Helix of $184,000,000.

Simultaneously with the closing of the IPO, pursuant to a Private Placement Class A Ordinary Shares Purchase Agreement between Helix and the Sponsor, Helix completed the private sale of 509,000 Helix Class A Shares at a purchase price of $10.00 per share, to the Sponsor, generating gross proceeds to Helix of $5,090,000. Such shares are identical to the Helix Class A Shares sold in the IPO, except that, so long as they are held by the Sponsor and its permitted transferees: (i) they may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of a business combination and (ii) they are entitled to registration rights. Additionally, on February 13, 2024, three investment vehicles managed by Cormorant purchased 2,400,000 Helix Class A Shares in the IPO at the IPO price.

A total of $184,000,000 comprised of the net proceeds from the IPO and the sale of the Private Placement Shares was placed in the Trust Account, located in the United States with Continental acting as trustee. The funds held in the Trust Account are invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds in the Trust Account that may be released to Helix to pay its taxes and up to $100,000 of interest to pay dissolution expenses, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of the Public Shares if Helix is unable to complete an initial business combination within 24 months from the closing of the IPO, subject to applicable law or (iii) the redemption of any of Helix’s Public Shares properly tendered in connection with a shareholder vote to amend the Helix Articles (A) to modify the substance or timing of its obligation to allow redemption in connection with an initial business combination or to redeem 100% of Helix’s Public Shares if it does not complete an initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity.

Effecting Helix’s Initial Business Combination

On February 28, 2025, we entered into a Business Combination Agreement with BBOT, a Delaware corporation and Merger Sub, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, the following will occur: (i) the Domestication of Helix as a Delaware corporation is intended to occur one business day prior to the Closing Date, in which Helix will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Helix Articles, Section 388 of the DGCL and the Cayman Companies Act; (ii) on the Closing Date, the Merger of Merger Sub with and into BBOT, with BBOT surviving the Merger as a wholly-owned subsidiary of Helix, in accordance with the

Business Combination Agreement and DGCL; and (iii) Helix will consummate the other transactions contemplated by the Business Combination Agreement, all as more fully described elsewhere in this proxy statement/prospectus. See “Proposal No. 1 — The Business Combination Proposal” for more information.

We are not presently engaged in, and we will not engage in, any operations until the consummation of the Business Combination. We intend to effectuate the Business Combination using cash held in the Trust Account, the proceeds of the PIPE Investment, and shares issued to BBOT.

If not all of the funds released from the Trust Account are used for redemptions of Helix Class A Shares, we may use the balance of the cash released to us from the Trust Account for general corporate purposes, including to pay transaction expenses and for BBOT’s working capital.

Fair Market Value of BBOT’s Business; 80% test

Pursuant to the Helix Articles and Nasdaq listing rules, Helix’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the definitive agreement to enter into the business combination. Helix will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Helix Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of the Business Combination

Under the Helix Articles, because Helix is seeking shareholder approval in connection with the Business Combination, it may only complete such the Business Combination if it receives an ordinary resolution, being the affirmative vote of the holders of a majority of the issued and outstanding Helix Ordinary Shares, who, being present in person or by proxy and entitled to vote thereon at the EGM, vote at the EGM. Further, pursuant to the Helix Articles, in connection with such shareholder approval, Helix must provide its Public Shareholders with the opportunity to redeem their Public Shares. For more information, please see the section entitled “The Extraordinary General Meeting.”

Potential Purchases of Public Shares

Other than the Non-Redemption Agreements entered into concurrently with the signing of the Business Combination Agreement (which do not provide any consideration to the Non-Redeeming Holders in connection with their Non-Redemption Agreements), the Sponsor, Cormorant, and Helix’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding Helix or its securities, the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Helix’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Helix expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Helix Class A Shares and the number of beneficial holders of Helix Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Helix’s securities on Nasdaq.

In the event the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Cormorant, and Helix’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares” for more information.

Liquidation if No Business Combination

The Helix Articles provide that we will have 24 months from the closing of the IPO or by such earlier liquidation date as the Helix Board may approve (the “completion window”) to complete an initial business combination. If we are unable to complete an initial business combination within such completion window, we will as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will constitute full and complete payment for the Public Shares and completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any) subject to our obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

In connection with Helix’s IPO, the Sponsor and Helix’s officers, directors, and advisor entered into the Insider Letter with Helix, pursuant to which they have waived their redemption rights with respect to the completion of an initial business combination or extension of the completion window, as well as their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if we fail to complete an initial business combination within the completion window, although they will entitled to liquidating distributions from assets outside the Trust Account. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Helix Support Agreement, the Sponsor and each of Helix’s independent directors and advisor who hold Founder Shares agreed not to redeem any Helix Ordinary Shares held by them in connection with the Business Combination, and Cormorant also agreed to waive its redemption rights with respect to any Helix Ordinary Shares it holds, including the 2,400,000 Helix Class A Shares purchased in the IPO.

The IPO underwriter has agreed to waive its rights to its deferred underwriting commission held in the Trust Account in the event we do not complete an initial business combination within the completion window and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of our Public Shares.

Our Sponsor, officers, and directors have agreed, pursuant to the Insider Letter, that they will not propose any amendment to the Helix Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding Public Shares, subject to limitations and on the conditions described herein. For example, the Helix Board may propose such an amendment if it determines that additional time is necessary to complete the Business Combination, subject to the prior written consent of BBOT under the Business Combination Agreement. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal, and in connection therewith, provide the Public Shareholders with the redemption rights described above upon shareholder approval of such amendment.

Helix expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from proceeds held outside the Trust Account, although Helix cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, Helix may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon Helix’s dissolution would be approximately $[•] as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of Helix’s creditors who would have higher priority than the claims of Public Shareholders. Helix cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $[•]. While Helix intends to pay such amounts, if any, Helix cannot assure you that Helix will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Helix under the circumstances. WithumSmith+Brown, PC, our independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete an initial business combination within the completion window, or upon the exercise of a redemption right in connection with an initial business combination, including the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for Helix’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. This liability shall apply in the event that Helix is unable to complete an initial business combination within the completion window. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our Company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for an initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per Public Share.

Helix seeks, and will seek, to reduce the possibility the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which Helix does business execute agreements with Helix waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Helix’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

If Helix files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Helix that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of Helix’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Helix cannot assure you it will be able to return $10.00 per Public Share to its Public Shareholders. Additionally, if Helix files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Helix that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Helix’s shareholders. Furthermore, the Helix Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and Helix to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Helix cannot assure you that claims will not be brought against it for these reasons.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Helix Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination within the completion window, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

Facilities

We maintain executive offices at 200 Clarendon Street, 52nd Floor, Boston, MA 02116 provided by the Sponsor as our executive offices at a cost of $6,458 per month. We consider our current office space, combined with the office space otherwise available to our executive officers, adequate for our current operations.

Employees

We currently have three officers: Bihua Chen, our Chief Executive Officer, Caleb Tripp, our Chief Financial Officer, and Nebojsa Obradovic, our Chief Legal Officer. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of an initial business combination.

The Sponsor and Cormorant

Helix Holdings II, LLC, the Sponsor, is a Cayman Islands limited liability company. The Sponsor was formed prior to the IPO for the purpose of acting as the sponsor of Helix. It is responsible for organizing, directing, and managing the business and affairs of Helix from its incorporation, through the consummation of the IPO, the negotiation of the Business Combination Agreement, and until the consummation of the Business Combination. The Sponsor’s activities included identifying and negotiating terms with the underwriter of Helix’s IPO, other third-party service providers such as Helix’s auditors and legal counsel, and Helix’s directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in Helix and its work on behalf of Helix, the Sponsor is not engaged in any business. The Sponsor made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of Founder Shares, or approximately $0.006 per share. In connection with the closing of the IPO, the Sponsor purchased 509,000 Helix Class A Shares at a price of $10.00 per share, for an aggregate purchase price of $5,090,000.

The Sponsor owns 21.2% of our issued and outstanding Helix Ordinary Shares as of the date of this proxy statement/prospectus. The Sponsor is exclusively “controlled” for CFIUS purposes by Ms. Chen, who is a U.S. citizen, and thus we do not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations. Ms. Chen is the beneficial owner of 31.4% of the issued and outstanding Helix Ordinary Shares as of the date of this proxy statement/prospectus, which includes shares directly held by the Sponsor and by investment vehicles managed by Cormorant, of which Ms. Chen is the managing member.

The Sponsor is an affiliate of Cormorant, a leading life sciences focused investment firm with over $3 billion in assets under management as of December 31, 2024. Our Chairperson and Chief Executive Officer, Bihua Chen, founded Cormorant and is the managing member of Cormorant. Since its inception in 2013, Cormorant has focused on the healthcare industry and invests, throughout their growth cycle, in companies that discover and develop therapeutic drugs or medical technology. Cormorant is an active life-science investor with investments in over 100 privately held, life science-focused companies over this period. Of these investments, over 50 have completed initial public offerings. Notable successes include Prometheus Biosciences, Inc., Turning Point Therapeutics, Inc., and MyoKardia, Inc., each of which has been acquired for more than $4 billion. Other notable successes include BridgeBio Pharma Inc. and Apellis Pharmaceuticals Inc., each of which is a public company with a market capitalization greater than $1 billion.

An affiliate of Cormorant founded Helix I, a special purpose acquisition company organized for purposes similar to those of Helix, which raised $115 million in an initial public offering of ordinary shares in October 2020. On April 5, 2022, Helix I completed its initial business combination with MoonLake, a clinical-stage biopharmaceutical company focused on creating next-level therapies for inflammatory diseases. Ms. Chen was Chairwoman and Chief Executive Officer of Helix I. Prior to the extraordinary general meeting of Helix I shareholders to approve the business combination with MoonLake, holders of 8,080,845 Helix I Class A ordinary shares, or approximately 54.6% of the outstanding Helix I Class A ordinary shares, exercised their right to redeem those shares for cash at a price of approximately $10.00444 per share for an aggregate of approximately $80.8 million. MoonLake’s shares are listed on Nasdaq under the symbol “MLTX”. On April 11, 2025, the closing sale price of MLTX’s ordinary shares was $34.90.

Past performance by our management team, including with respect to Cormorant and Helix I, is not a guarantee of success with respect to the Business Combination with BBOT. You should not rely on the historical record of the performance of our management team or businesses associated with them, including Cormorant and Helix I as indicative of our future performance of an investment in Helix or BBOT or the returns we will, or are likely to, generate going forward.

Directors and Executive Officers; Biographies

Our officers and directors are as follows:

Name	Age	Position
Bihua Chen	56	Director, Chairperson and Chief Executive Officer
Caleb Tripp	39	Chief Financial Officer
Nebojsa Obradovic	54	Chief Legal Officer
John Schmid	62	Director
Mark McKenna	45	Director
Albert A. Holman III	70	Director

Bihua Chen has been the Chairperson and Chief Executive Officer of Helix since June 2021. Ms. Chen is the founder and managing member of Cormorant. Ms. Chen was the Chief Executive Officer and Chairwoman of Helix I from its inception until April 2022, when Helix I completed its business combination with MoonLake. Since 2020, Ms. Chen has served as a director of Biomea Fusion, Inc. (Nasdaq: BMEA). Prior to founding Cormorant in 2013, Ms. Chen managed a separately managed account focused on the healthcare sector as a sub-adviser to a large, multi-strategy hedge fund based in New York. Prior to that, Ms. Chen was a healthcare analyst and sector portfolio manager for American Express Asset Management, Boston. Ms. Chen has also served as a portfolio manager for the Asterion Life Science Fund from 2001 through 2002, an equity analyst and portfolio manager for Bellevue Research from 2000 through 2001 and an equity analyst for Putnam Investments from 1998 through 2001. Ms. Chen obtained a Master of Business Administration degree from the Wharton School of Business in 1998 and graduated with a Master of Science degree in Molecular Biology from the Graduate School of Biomedical Science at Cornell Medical College in 1994. Ms. Chen also holds a Bachelor of Science degree in Genetics and Genetic Engineering from Fudan University, Shanghai, China, which she received in 1990.

Caleb Tripp serves as our Chief Financial Officer. Mr. Tripp is also the Chief Financial Officer of Cormorant Asset Management. He joined Cormorant in August 2020 as the firm’s Controller. Prior to joining Cormorant, he was the Controller for DW Partners, LP, formerly Brevan Howard Credit, from March 2015 until August 2020. From May 2011 until December 2014, Mr. Tripp was the Controller for Saiers Capital, LLC. He started his career in fund accounting at GlobeOp Financial Services. Mr. Tripp received a Bachelor’s of Arts in Economics from the University of Connecticut in 2007 and a Master’s of Science in Accounting from Pace University in 2020.

Nebojsa Obradovic serves as our Chief Legal Officer. Mr. Obradovic is also the Chief Legal and Compliance Officer of Cormorant Asset Management. He joined Cormorant in 2016. Prior to Cormorant, he was the Director of Compliance at MAST Capital Management in 2015. From 2012-2015, he was a Compliance Professional at HedgeOp Compliance. From 2011-2012 He was an attorney at Heritage House Management. Mr. Obradovic received his Bachelor’s of Science from Belgrade University and his JD from Suffolk University.

Mark C. McKenna has been our director since February 2024. Mr. McKenna served as Chairman and Chief Executive Officer of Prometheus Biosciences (Nasdaq: RXDX) from 2019-2023. Prometheus Biosciences was a clinical stage biopharmaceutical company which created the first precision therapeutics for immune-mediated diseases which was the largest M&A takeout of pre-phase 3 company. Mr. McKenna currently serves as the Chairman of the Board of Apogee Therapeutics (Nasdaq: APGE) and Chief Investment Officer and Managing Director of McKenna Capital Partners, a family office dedicated to investing in breakthrough treatments for debilitating diseases. Prior to Prometheus, Mr. McKenna was a corporate officer of Bausch Health and served as President of the subsidiary Salix Pharmaceuticals from 2016 to 2019. Earlier, Mr. McKenna served at Bausch + Lomb from 2006 to 2016. He began his career at Johnson & Johnson from 2002 to 2006. Mr. McKenna holds a degree in Marketing from Arizona State University and an MBA from Azusa Pacific University. Mr. McKenna also completed the Wharton’s Fellows program at the Wharton School of Business.

John Schmid has been our director since February 2024. Mr. Schmid served on the board of directors of Helix I until the completion of its business combination with MoonLake. Mr. Schmid currently serves as a member of the board of directors of AnaptysBio, Inc., Design Therapeutics, Poseida Therapeutics, Inc., Xeris Pharmaceuticals, Inc., and Blacksmith Medicines, Inc. (f/k/a Forge Therapeutics, Inc.), all pharmaceutical companies, and as the chairman of the board of directors of Speak, Inc., a speakers bureau, which he helped found in 1989. Mr. Schmid served as Chief Financial Officer of Auspex Pharmaceuticals, Inc. from 2013 until its sale to Teva Pharmaceuticals, Inc. in 2015. Prior to Auspex Pharmaceuticals, Inc., he co-founded Trius Therapeutics, Inc., where he served as Chief Financial Officer from 2004 until its merger with Cubist Pharmaceuticals, Inc. in 2013. Mr. Schmid also served as Chief Financial Officer at GeneFormatics, Inc. from 1998 to 2003 and as Chief Financial Officer at Endonetics, Inc. from 1995 to 1998. Mr. Schmid holds a Bachelor’s degree in Economics from Wesleyan University and a Master of Business Administration degree from the University of San Diego.

Albert A. Holman III has been our director since February 2025. Mr. Holman currently serves on the board of directors of Ratio Therapeutics Inc., a private radiopharmaceuticals company, chairs its Audit Committee and Compliance Committee, and is a member of its Compensation and Talent Committee. Mr. Holman is the Founder and Co-Managing Partner of Chestnut Partners, Inc., a boutique investment bank that provides advice to public and private clients in the life science industry. Mr. Holman has extensive investment banking experience, providing financial advice relating to private debt and equity capital formation, mergers and acquisitions, IPOs, valuations and joint ventures. Prior to founding Chestnut Partners, Inc. in 1995, Mr. Holman was Managing Director and Head of Kidder, Peabody & Co.’s New England Investment Banking Department, responsible for all public and private company coverage in New England. Before moving to Boston in 1993, he was based in New York since 1980 and served as the Head of several groups including Kidder’s Life Science Group. Mr. Holman is a graduate of Harvard University’s Graduate School of Business Administration and, he holds a B.A. from University of Michigan. He is a Trustee of Mass General Brigham Incorporated and the Boston Symphony Orchestra, Inc.

Executive and Director Compensation

None of our officers or directors have received any cash compensation for services rendered to us. We pay the Sponsor $6,458 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. In addition, the Sponsor, Cormorant, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (of which there are none as of the date of this proxy statement/prospectus). Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to the Sponsor, Cormorant, officers and directors, or any of their respective affiliates, prior to completion of an initial business combination.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from PubCo. We have not established any limit on the amount of such fees that may be paid by PubCo to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination, because the PubCo Board will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the Helix Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Helix Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with PubCo after the Business Combination. There are no such agreements or arrangements in place as of the date of this proxy statement/prospectus. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, Cormorant, and officers and directors of Helix in connection with the Business Combination.

	Securities to be Received	Other Compensation
The Sponsor

Assuming the Minimum Cash Condition Redemptions Scenario: (i) 4,193,469 shares of PubCo Common Stock upon the exchange of 4,193,469 Founder Shares in the Domestication (assuming the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which were initially purchased prior to the Helix IPO for approximately $0.006 per share and (ii) 509,000 shares of PubCo Common Stock upon the exchange of 509,000 Helix Class A Shares in the Domestication, which were initially purchased in a private placement that closed concurrently with the Helix IPO for $10.00 per share.

Reimbursement for loans and advances to Helix; no such amounts are outstanding as of the date of this proxy statement/prospectus.

$6,485 per month through the Closing for office space, utilities, secretarial and administrative support services provided to members of the Helix management team. As of December 31, 2024, Helix incurred $67,809 in fees for these services, of which such amounts are included in accrued expenses in Helix’s balance sheet as of December 31, 2024.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Cormorant

Assuming the Minimum Cash Condition Redemptions Scenario: (i) 2,400,000 shares of PubCo Common Stock upon the exchange of 2,400,000 Helix Class A Shares in the Domestication, which were initially purchased in the Helix IPO for $10.00 per share, (ii) an estimated 7,032,829 shares of PubCo Common Stock, which is equal to Cormorant’s $75 million PIPE Investment divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025, and (iii) an estimated 4,021,250 shares of PubCo Common Stock upon the exchange of BBOT capital stock in the Merger, which is determined by reference to the estimated Conversion Ratio using the assumed Redemption Price of approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025.

Continued indemnification after the Business Combination.
Bihua Chen	See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.

See “Sponsor” and “Cormorant” above. Ms. Chen may be deemed to control the Sponsor and Cormorant.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Fees for service as a post-closing director of PubCo, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors.

	Securities to be Received	Other Compensation
Helix Independent Directors and Advisor

Each will receive 30,000 shares of PubCo Common Stock upon the exchange of 30,000 Helix Class B Shares held by them in the Domestication, which shares were issued to them as consideration for services rendered to Helix.

Reimbursement for loans and advances to Helix; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

The securities issued to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. Helix’s independent directors are not members of the Sponsor and are not affiliates of Cormorant. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Cormorant, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, Cormorant, and Helix’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.

Number and Terms of Office of Officers and Directors

The Helix Board consists of four members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first general meeting) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mark McKenna will expire at our first annual general meeting. The term of office of the second class of directors, consisting of John Schmid, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Bihua Chen and Albert A. Holman III, will expire at the third annual general meeting.

Our officers are appointed by the Helix Board and serve at the discretion of the Helix Board, rather than for specific terms of office. The Helix Board is authorized to appoint officers as it deems appropriate pursuant to the Helix Articles.

Director Independence

The rules of Nasdaq require that a majority of the Helix Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the Helix Board, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The Helix Board has determined that Mark McKenna, John Schmid and Albert Holman III are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Helix Board of Directors

In addition to the Transaction Committee, described elsewhere in this proxy statement/prospectus, the Helix Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Our audit committee, compensation committee, and nominating and corporate governance committee are composed solely of independent directors. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of

Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the Helix Board and has the composition and responsibilities described below.

Audit Committee

The Helix Board has established an audit committee of the board of directors. Albert A. Holman III, Mark McKenna and John Schmid serve as the members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. The Helix Board has determined that Albert A. Holman III, Mark McKenna and John Schmid are each independent.

John Schmid serves as the chairman of the audit committee. Each member of the audit committee is financially literate and the Helix Board has determined that John Schmid qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the firm has with us in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Helix”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The Helix Board has established a compensation committee of the Helix Board. The members of our compensation committee are John Schmid and Mark McKenna. Mark McKenna serves as chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have a compensation committee of at least two members, all of whom must be independent. The Helix Board has determined that John Schmid and Mark McKenna are each independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

•        reviewing and making recommendations to the Helix Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The Helix Board has established a nominating and corporate governance committee of the board of directors. The members of our nominating and corporate governance committee are Mark McKenna and John Schmid. John Schmid chairs the nominating and corporate governance committee. The Helix Board has determined that all members of our nominating and corporate governance committee are independent of and unaffiliated with the Sponsor.

We have adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for election at the annual general meeting or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to an initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to the Helix Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Helix Board.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our directors, officers and employees (“Code of Ethics”) that complies with the rules and regulations of Nasdaq. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. A copy of the Code of Ethics will be provided without charge upon request from us in writing at 200 Clarendon Street, 52nd Floor Boston, MA 02116 or by telephone at (857) 702-0370. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees and their respective immediate family members, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards while they are in possession of material nonpublic information (the “Insider Trading Policy”).

Conflicts of Interest

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of Helix as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred;

(iii)   duty to not improperly fetter the exercise of future discretion;

(iv)   duty not to put themselves in a position in which there is a conflict between their duty to Helix and their personal interests; and

(v)    duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to at least one other entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete an initial business combination.

Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties, contractual obligations, or other material management relationships. The fiduciary duties owed by such individuals are prescribed by applicable law based on the jurisdiction of such entity’s incorporation, formation or organization.

Individual	Entity	Entity’s Business	Affiliation
Bihua Chen	Cormorant Global Healthcare Master Fund, LP	Financial	Managing member of the general partner
	Cormorant Private Healthcare Fund I, LP	Financial	Managing member of the general partner
	Cormorant Private Healthcare Fund II, LP	Financial	Managing member of the general partner
	Cormorant Private Healthcare Fund III, LP	Financial	Managing member of the general partner
	CRMA SPV, LP	Financial	Managing member of the general partner
	Cormorant Private Healthcare Fund IV, LP	Financial	Managing member of the general partner
	Adona Medical	Medical Device	Board Member
	Akura Medical	Medical Device	Board Member
	Aleksia Therapeutics	Biotechnology	Board Member
	Atia Vision	Medical Device	Board Member
	Biomea Fusion	Biotechnology	Board Member
	BiVACOR	Medical Device	Board Member
	BlossomHill Therapeutics	Biotechnology	Board Member
	Chroma Medicine Inc.	Biotechnology	Board Member
	Graviton Bioscience	Biotechnology	Board Member
	Myra Vision, Inc.	Medical Device	Board Member
	Nexo Therapeutics, Inc.	Biotechnology	Board Member
	Obvius Robotics	Medical Device	Board Member
	Orionis Biosciences	Biotechnology	Board Member
	Supira Medical	Medical Device	Board Member
	Tiger Biotherapeutics	Biotechnology	Board Member
	Tioga Cardiovascular	Medical Device	Board Member
	Cormorant Private Healthcare Fund V, LP	Financial	Managing member of the general partner
Nebojsa Obradovic	Cormorant Asset Management, LP	Financial	Chief Compliance Officer
Caleb Tripp	Cormorant Asset Management, LP	Financial	Chief Financial Officer
Mark McKenna	McKenna Capital Partners	Financial	Chief Investment Officer & Managing Director
	Prometheus Biosciences	Biotechnology	Board Member
	Apogee Therapeutics	Biotechnology	Chairman of the Board
John Schmid	Speak, Inc.	Advisory	Director
	AnaptysBio, Inc.	Biotechnology	Director
	Design Therapeutics, Inc.	Biotechnology	Director

Individual	Entity	Entity’s Business	Affiliation
	Xeris Pharmaceuticals, Inc.	Pharmaceutical	Director
	Poseida Therapeutics, Inc.	Pharmaceutical	Director
	Blacksmith Medicines (f/k/a Forge Therapeutics, Inc.)	Pharmaceutical	Director
Albert A. Holman III	Ratio Therapeutics Inc.	Pharmaceutical	Director
	Chestnut Partners, Inc.	Financial	Founder and Co-Managing Partner

The precise duties owed by a director or officer to an entity can vary depending on the law of jurisdiction of the entity’s formation, and in some cases, may be varied by contractual arrangement with the entity and/or its equity holders. However, in general, the typical common law duties owed by a director or officer to an entity are to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director or officer (as applicable) in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director or officer (as applicable) without those skills.

In addition, the Sponsor, Cormorant, and our executive officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination. However, we do not believe that any such potential conflicts would materially affect our ability to complete the Business Combination with BBOT.

Potential investors should also be aware of the following other potential conflicts of interest:

•        the fact that the Sponsor holds 4,480,000 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, the Sponsor will hold an aggregate of 4,193,469 shares of PubCo Common Stock issued upon the conversion of such Founder Shares (assuming the Minimum Cash Condition Redemptions Scenario and the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares), which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that each of Helix’s independent directors and its advisor holds 30,000 Founder Shares, which shares were transferred to such persons by the Sponsor in connection with their service to Helix, and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per Helix Class A Share on Nasdaq on [•], 2025. Helix estimates that, at the Closing, Helix’s independent directors and its advisor will hold 30,000 shares of PubCo Common Stock each, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor and Helix’s independent directors and advisor are likely to be able to make a substantial profit on their investment in Helix even at a time when the PubCo Common Stock has lost significant value. Accordingly, the economic interests of the Sponsor and Helix’s independent directors and advisor diverge from the economic interests of Public Shareholders because the Sponsor and Helix’s independent directors and advisor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor holds 509,000 Helix Class A Shares, initially purchased for $10.00 per share in a private placement that occurred simultaneously with the closing if the Helix IPO, which will then automatically convert at the effective time of the Domestication into an equal number of shares of PubCo

Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant purchased an aggregate of 2,400,000 Helix Class A Shares in the IPO at a price of $10.00 per share, and such shares will automatically convert at the effective time of the Domestication into an equal number of shares of PubCo Common Stock. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, are stockholders of BBOT and will receive an estimated 4,021,250 shares of PubCo Common Stock in the Business Combination, using an assumed Redemption Price of approximately $10.66 for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025. However, given that such shares of PubCo Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Helix believes such shares have less value;

•        the fact that certain investment vehicles managed by Cormorant, which are affiliates of Bihua Chen and the Sponsor, will purchase an estimated 7,032,829 shares of PubCo Common Stock in the PIPE Investment, which is equal to $75 million divided by approximately $10.66, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of June 30, 2025. Helix estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•], based on the $[•] closing price of the Helix Class A Shares on [•], 2025, and such shares will not be subject to a lock-up;

•        the fact that Sponsor, Cormorant, and Helix’s directors and advisor who own Helix Ordinary Shares have each waived their right to redeem any Helix Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if Helix were to liquidate rather than complete an initial business combination, the Sponsor and Cormorant will lose their entire investment in Helix, which totals approximately $29,115,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $5,090,000 purchase price for the Helix Class A Shares purchased by Sponsor in a private placement concurrently with the IPO, and the $24 million purchase price for the Helix Class A Shares purchased by certain investment vehicles managed by Cormorant in the IPO, because the Sponsor and Cormorant have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event Helix is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed that it will be liable to Helix if and to the extent any claims by a third party for services rendered or products sold to Helix, or a prospective target business with which Helix has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by Helix’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Bihua Chen, Helix’s Chairwoman and Chief Executive Officer and an affiliate of the Sponsor and Cormorant, who has the right to attend meetings of the BBOT Board as a non-voting observer on behalf of Cormorant, and Raymond Kelleher, a current Cormorant designee on the BBOT Board, are expected to be directors of PubCo after the Closing. As such, in the future, Ms. Chen and Dr. Kelleher may receive fees for their service as director, which may consist of cash or stock-based awards, and any other remuneration that the PubCo Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the A&R Registration Rights Agreement, the Sponsor, Cormorant, and Helix’s independent directors and advisor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the PubCo Common Stock following the consummation of the Business Combination. Helix estimates that the Sponsor, Cormorant, and Helix’s independent directors and advisor will hold an aggregate of 18,018,112 shares of PubCo Common Stock subject to registration rights, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares, and using a Redemption Price of approximately $10.66;

•        the fact that the Helix Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Helix but were not offered due to a Helix director’s duties to another entity. Helix does not believe that the waiver of the corporate opportunity doctrine in the Helix Articles interfered with its ability to identify an acquisition target; and

•        the continued indemnification of former and current directors and officers of Helix, the Sponsor and Cormorant and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of an initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Helix Articles provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We also entered into the Administrative Services and Indemnification Agreement at the time of our IPO, in which we agreed to indemnify the Sponsor, members and managers and representatives of the Sponsor from any claims arising out of or relating to the Initial Public Offering or Helix’s operations or conduct of Helix’s business or any claim against any such persons alleging any expressed or implied management or endorsement by them of any of Helix’s activities or any express or implied association between such persons, on the one hand, and Helix or any of its other affiliates, on the other hand. We have also purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions of the Helix Articles, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

Periodic Reporting and Audited Financial Statements

Helix has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Helix’s annual reports contain consolidated financial statements audited and reported on by Helix’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HELIX

The following discussion and analysis of Helix’s financial condition and results of operations of Helix Acquisition Corp. II (for purposes of this section, “Helix”, “we,” “us” and “our”) should be read in conjunction with the audited financial statements of Helix as of and for the years ended December 31, 2024 and 2023, and the notes thereto, contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

We are a SPAC incorporated in the Cayman Islands on June 15, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more businesses.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from June 15, 2021 (inception) through December 31, 2024 were organizational activities, those necessary to prepare for the IPO, described below, and subsequent to the IPO, identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of an initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2024, we had net income of $7,599,512, which consisted of interest earned on marketable securities held in the Trust Account of $8,449,291 and interest earned on bank deposits of $6,182, partially offset by general and administrative expenses of $584,389 and share-based compensation expense of $271,572.

For the year ended December 31, 2023, we had net income loss of $41,692, which consisted of formation and operational costs.

Liquidity and Capital Resources

Until the consummation of the IPO, our only source of liquidity was an initial purchase of Founder Shares by the Sponsor and loans from the Sponsor.

On February 13, 2024, we consummated the IPO of 18,400,000 Helix Class A Shares, which includes the full exercise by the underwriter of its over-allotment option in the amount of 2,400,000 Helix Class A Shares, at $10.00 per share, generating gross proceeds of $184,000,000. Simultaneously with the closing of the IPO, Helix consummated the sale of 509,000 Helix Class A Shares to the Sponsor, at a price of $10.00 per share, generating gross proceeds of $5,090,000.

Following the IPO and the private placement, a total of $184,000,000 ($10.00 per Public Share) was placed in the Trust Account. We incurred $8,180,834 in IPO related costs, including $1,840,000 of upfront cash underwriting fee, $5,520,000 of deferred underwriting fee and $820,834 of other offering costs.

For the year ended December 31, 2024, cash used in operating activities was $763,820. Net income of $7,599,512 was affected by interest earned on marketable securities held in the Trust Account of $8,449,291, non-cash accrued offering costs adjustment of $81,000, and share-based compensation of $271,572. Changes in operating assets and liabilities used $104,613 of cash for operating activities.

For the year ended December 31, 2023, there was $0 cash used in operating activities. Net loss of $41,692 was affected by formation and operation expenses paid by Sponsor of $26,692 and changes in operating assets and liabilities which provided $15,000 for operating activities.

As of December 31, 2024, we had marketable securities held in the Trust Account of $192,449,291 (including $8,449,291 of interest income). The Trust Account is either held in cash, deposited into an interest bearing or non-interest bearing bank demand deposit account at a U.S. chartered commercial bank with consolidated assets of $100 billion or more, or invested only in U.S. government treasury obligations with a maturity of 185 days or less or interests in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by Helix. We may withdraw interest from the Trust Account to pay taxes, if any. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and taxes payable), to complete an initial business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete an initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2024, we had cash of $1,697,777.

In order to finance working capital deficits or to finance transaction costs in connection with an intended initial business combination, the Sponsor, Cormorant, or Helix’s officers and directors may, but are not obligated to, loan Helix funds as may be required in the form of Working Capital Loans. If Helix completes an initial business combination, Helix would repay any such Working Capital Loans, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into PubCo Common Stock at a price of $10.00 per share. Such shares would be identical to the Helix Class A Shares issued to the Sponsor in a private placement that occurred concurrently with the IPO. In the event that the initial business combination does not close, Helix may use a portion of the working capital held outside the Trust Account to repay any such Working Capital Loans but no proceeds from the Trust Account would be used to repay Working Capital Loans. As of December 31, 2024, Helix had no outstanding borrowings under Working Capital Loans.

We believe that amounts not held in our Trust Account will be sufficient to pay the costs and expenses to which such proceeds are allocated that are payable prior to the closing of an initial business combination, which we have 24 months from the consummation of the IPO to complete. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to an initial business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our Public Shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

We have determined that mandatory liquidation, should the initial business combination not occur by February 14, 2026, and potential subsequent dissolution, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time which is considered to be one year from the date of the issuance of the financial statements. The financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an aggregate of $6,458 per month to the Sponsor for office space, utilities, administrative services and remote support services. We began incurring these fees on February 8, 2024 and will continue to incur these fees monthly until the earlier of the completion of a business combination and our liquidation.

The underwriters are entitled to a deferred underwriting commission of 3.0%, or $5,520,000 in the aggregate, of the gross proceeds of the IPO held in the Trust Account upon the completion of Helix’s initial business combination subject to the terms of the underwriting commission. At our sole and absolute discretion, up to $500,000 of this amount may be paid to third parties that assist us in consummating an initial business combination.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We did not identify any critical accounting estimates.

Recent Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. Helix adopted ASU 2023-07 during the year ended December 31, 2024.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

INFORMATION ABOUT BBOT

References in this section to “we”, “our”, “us”, the “Company”, or “BBOT” generally refer to BBOT and its consolidated subsidiaries.

BBOT’s Business

Overview

BBOT is a clinical-stage biotechnology company with the mission of transforming the lives of patients with cancers driven by RAS and PI3Kα, the two most frequently mutated oncogenes. Aberrant RAS signaling drives uncontrolled tumor growth in some of the deadliest cancers, including lung, breast, pancreas and colon cancer. This can come from mutations in RAS itself, which underlie approximately 30% of all human cancers, or from RAS-mediated overactivation of PI3Kα. Our goal is to provide meaningful benefit to patients by designing and developing new therapies to achieve high levels of target inhibition against these oncogenic drivers while maintaining a favorable tolerability profile.

Our pipeline consists of three orally bioavailable small molecule inhibitors that were designed and optimized within BBOT with the goal to provide patients significant benefit over standard of care. Additionally, we believe BBOT has the opportunity to provide further benefit to patients with KRAS mutant tumors through combination of our inhibitors. We believe our pipeline has the opportunity to address a large number of patients afflicted with metastatic cancer.

BBOT's pipeline is poised to close key activity gaps in the RAS-focused therapeutic space

Pipeline overview

~250K annual incident patients in the US

Program/Target	Mechanism of Action	Status	Opportunity
BBO-8520 KRAS^{G12C} (ON/OFF)	▪ First direct inhibitor of KRAS^{G12C} (ON) ▪ Inhibits both KRAS^{G12C} GTP (active) and GDP (inactive) states ▪ Differentiates from KRAS^{G12C} GDP (inactive)-only inhibitors	**Phase 1 monotherapy and PD-1 combination dose escalation enrolling**	KRAS^{G12C} NSCLC
BBO-10203 RAS:PI3Kα Breaker	▪ Blocks specific interaction between RAS and PI3Kα ▪ RAS driver agnostic (KRAS, HRAS and NRAS) ▪ Selectively blocks PI3K/AKT effector signaling in the tumor ▪ Decreased risk for hyperglycemia/hyperinsulinemia	**Phase 1 monotherapy dose escalation enrolling**	PIK3CA^{mut} BC HER2^{amp} BC KRAS^{mut} NSCLC KRAS^{mut} PDAC KRAS^{mut} CRC
BBO-11818 Pan-KRAS (ON/OFF)	▪ Direct inhibitor of KRAS^{G12X} (ON/OFF) ▪ Potent pan-KRAS inhibitor ▪ Directly binds mutant KRAS	**Phase 1 monotherapy dose escalation enrolling**	KRAS^{G12X} NSCLC KRAS^{G12X} PDAC KRAS^{G12X} CRC

Note: Projections are subject to inherent limitations and ongoing development results. Actual results may differ from expectations.
The timing of regulatory submissions is subject to additional discussions with regulators.
BC = breast cancer; NSCLC = non-small cell lung cancer; CRC = colorectal cancer; PDAC = pancreatic ductal adenocarcinoma

Our first (BBO-8520) and third (BBO-11818) programs target KRAS — the most mutated oncogene. KRAS is a small GTPase protein that acts like a molecular switch, toggling between the GTP-bound active “ON” state, and the GDP-bound inactive “OFF” state. Oncogenic mutations in KRAS disrupt the normal equilibrium of the two states, resulting in a dramatic increase in the proportion of the “ON” state, and ultimately activating pathways that result in uncontrolled cell growth and cancer progression.

The majority of KRAS mutations occur in codon 12, with KRAS G12C being the most prevalent. Tumors with this KRAS mutation are present in approximately 15% of NSCLC. In 2021, the FDA approved the first therapeutic that specifically targets KRAS G12C. However, this first-generation drug and others like it exclusively target the “OFF” state, which renders them susceptible to adaptive resistance, which may limit their efficacy and durability. In contrast, BBO-8520, our orally bioavailable dual KRAS G12C “ON/OFF” inhibitor, directly engages both states of the mutant protein. We believe BBO-8520’s next-gen mechanism of action and high potency can provide significant benefit to patients with KRAS G12C-driven NSCLC — both as monotherapy and in combination with other therapies.

BBO-8520 is currently in the dose escalation portion of our ONKORAS-101 trial, being evaluated in metastatic KRAS G12C mutant NSCLC patients naïve to, or previously treated with, a KRAS G12C OFF inhibitor. BBO-8520 will also be evaluated in combination with pembrolizumab in KRAS G12C mutant metastatic NSCLC. We expect to share initial results from ONKORAS-101 in the second half of 2025.

PI3Kα is involved in many aspects of cell physiology, including growth, differentiation, survival and migration. It also plays an important role in glucose homeostasis through direct activation of its catalytic subunit, p110a, by insulin and IGF-1. In addition to its role in physiologic processes, an oncogenic form of PI3Kα (encoded by the PIK3CA gene) as well as activating mutations in PIK3CA were identified over 20 years ago. As such, oncology drug discovery and development have explored inhibition of the kinase activity of the p110a catalytic subunit to block PI3Ka signaling. Unfortunately, all of these initial efforts have been hampered to varying degrees by undesired hyperglycemia and hyperinsulinemia side effects as they cannot adequately block oncogenic signaling without effects on glucose homeostasis. More recently, direct binding and activation of PI3Kα by RAS proteins has been described in tumorigenesis. Additionally, several studies in mice have shown that selective blocking of RAS activation of PI3Kα can slow tumor growth without interfering with glucose homeostasis. We set out to discover a small molecule that can block RAS activation of PI3Kα with the goal of inhibiting oncogenic signaling while avoiding hyperglycemia and hyperinsulinemia. If successful, we may be able to achieve high levels of target inhibition in patients while maintaining a favorable tolerability profile.

BBO-10203, our RAS:PI3Kα Breaker, is an oral drug candidate that targets the RAS-binding domain of PI3Kα, preventing its activation by HRAS, NRAS, and KRAS in tumors. BBO-10203’s mechanism of action can inhibit PI3Ka signaling in tumors and avoid hyperglycemia and hyperinsulinemia in preclinical models. This stems from the simple fact that insulin signaling does not rely on RAS proteins to mediate glucose uptake. Thus far, we have observed activity in preclinical models and settings where RAS or PI3Kα is known to play a role in tumorigenesis, such as tumors with oncogenic mutations in KRAS or PIK3CA. However, an important additional feature of BBO-10203 is that it is agnostic to the mutational status of RAS and PIK3CA, i.e. BBO-10203 can work in settings where either or both are wild-type. For example, we have observed activity in preclinical models with amplified or overexpressing HER2. So far, in non-clinical testing, BBO-10203 has elicited significant tumor growth inhibition in multiple tumor types as monotherapy, and shown promising activity in combination with HER2 inhibitors, mutant KRAS inhibitors, ER antagonists, CDK4/6 inhibitors, and chemotherapy. BBO-10203 is currently in the dose escalation portion of the Breaker-101 trial, evaluating the molecule in HER2 amp and ER+ breast cancer, as well as KRAS mutant CRC and NSCLC, both as monotherapy and in combination. We expect to share early data from the trial in the first half of 2026.

Our third drug candidate, BBO-11818, is a potent and orally bioavailable pan KRAS “ON/OFF” inhibitor is designed to bind directly to the target. It is able to bind to KRAS G12D, G12V, G12C and WT KRAS with picomolar affinity. In KRAS mutant cells, BBO-11818 has shown low nanomolar potency with greater than 500-fold selectivity for KRAS over H- and NRAS. Like BBO-8520, BBO-11818 was designed to inhibit KRAS in both its “ON” and “OFF” states. We believe these properties will enable BBO-11818 to achieve optimal target inhibition to provide significant benefit to patients with tumors driven by these oncogenes while maintaining a favorable tolerability profile. We submitted the BBO-11818 IND in the first quarter of 2025 and received a study may proceed letter from the FDA. We began enrolling patients with KRAS G12C, G12D, or G12V mutant tumors in March 2025.

BBOT is developing three precision oncology assets to serve patients with tumors driven by the two most prevalent oncogenes. We believe each has the potential to deliver meaningful benefit by achieving high levels of target inhibition while maintaining a favorable safety profile. In addition, BBOT is well positioned to develop combination therapies from within our own pipeline to inhibit both the MAPK and PI3Kα-AKT pathways simultaneously in patients with KRAS mutant tumors. While this has been a major goal in the field for over 20 years, the inability of other inhibitors to distinguish between tumor and wild-type cells has historically resulted in unacceptable toxicity. We aim to succeed where others have failed, due to BBO-10203’s unique mechanism of action that takes advantage of RAS’ distinct role in tumors. By inhibiting any RAS-driven activation of PI3Kα, BBO-10203 blocks oncogenic signaling while avoiding hyperglycemia. The fact that BBO-10203 has the potential to provide benefit and avoid hyperglycemia in WT PIK3CA setting is key to our combination approaches, as RAS and PIK3CA are very rarely co-mutated in human cancer. Hence, we will evaluate the combination of BBO-10203 and BBO-8520, and the combination of BBO-10203 and BBO-11818 in the dose expansion portions of ONKORAS-101 and Breaker-101 trials, respectively.

Our Investors

We are backed by leading life science investors and mutual funds including Cormorant Asset Management, investment funds affiliated with Deerfield Management Company and Omega Funds.

Strategy

At BBOT, we are accelerating scientific and medical breakthroughs with the goal of delivering well-tolerated, safe medicines with greater efficacy to people facing the deadliest cancers. We focus on patients with RAS- and PI3Kα-driven malignancies, including lung, breast, colorectal and pancreatic cancers. With deep expertise in small molecule targeted oncology, our team understands that maximizing target inhibition is critical to providing significant benefit to patients with oncogene-addicted tumors, requiring novel mechanisms of action and precise inhibitor design. Blending state-of-the-art structure-based drug design and artificial intelligence, BBOT is advancing two approaches to achieve this goal.

First, we have designed KRAS inhibitors that bind the protein directly with high affinity, resulting in potent inhibition of both the ON and OFF states. By coupling ON-state inhibition — the form of KRAS that drives tumorigenesis — with high potency, we believe we can achieve maximal suppression of oncogenic signaling in KRAS-driven tumors.

Second, we have designed highly selective PI3Kα inhibitors that exclusively block RAS-dependent signaling. This approach enables potent inhibition of RAS-driven PI3Kα tumorigenesis while preserving PI3Kα signaling directly activated by growth factor receptors. With this selective mechanism, we believe our RAS:PI3Kα breakers may achieve high levels of inhibition of RAS-dependent PI3Kα signaling while minimizing side effects associated with PI3Kα kinase inhibitors, such as hyperglycemia. Developing these inhibitors both as monotherapy and in combination has the potential to provide meaningful benefit to patients by safely delivering high-level inhibition of oncogenic signaling.

Overview of BBO-8520 Program

Preclinical

BBO-8520 is a direct and covalent dual inhibitor of GTP-bound (ON) and GDP-bound (OFF) KRAS G12C. KRAS G12C is an oncogenic mutation that leads to insensitivity to GTPase activating protein (GAP)–mediated hydrolysis, which significantly increases the proportion of KRAS G12C in the ON state and promotes tumor cell growth. Currently approved inhibitors of KRAS G12C bind and inhibit the OFF-form only. The mechanism of action of these inhibitors is through sequestering the OFF-form and preventing it from cycling to the ON-form. Tumor cells can adapt to this mechanism of action rather easily by activating receptor protein tyrosine kinases (RTKs) upstream of KRAS and by increasing de novo protein production through mutant allele amplification. Activation of RTKs activates SOS pushing KRAS into its ON-form where OFF-only inhibitors can’t bind. Amplification of the mutant allele also leads to increased ON-form protein as there is 10x more GTP than GDP in the cells. To prevent fast adaptation through the above-mentioned mechanisms and to achieve optimal target coverage of the KRAS G12C driver oncogene, new generation inhibitors must inhibit the ON-form of KRAS G12C. To address this critical gap in target coverage by approved OFF-only inhibitors, we have designed BBO-8520, a direct, covalent dual inhibitor of both OFF- and ON- forms of KRAS G12C.

Biochemical studies using MALDI-TOF show that while the OFF-only inhibitors effectively modify GDP-bound KRAS G12C, they are unable to modify the GTP-bound form. In contrast, MALDI-TOF demonstrates that BBO-8520 modifies KRAS G12C whether it is bound to GDP or GTP. The ability to modify GTP-bound KRAS G12C provides BBO-8520 with a differentiating mechanism of action that functions by blocking effector binding instead of just trapping the OFF-form. Effector binding blockade is only possible with inhibitors that target the ON-form as this is the only form of KRAS G12C that binds effector.

BBO-8520 binds to the same switch II pocket and takes advantage of the same cysteine 12 mutant residue as OFF-only inhibitors. Head-to-head in vitro comparisons of potency, measured as kinact/Ki, show that BBO-8520 is almost three times more potent than the most potent OFF-only inhibitor, divarasib, and adds strong activity against the ON-form of the protein which is completely absent in the OFF-only inhibitors. It is important to point out that we have been able to achieve activity against the ON-form while maintaining the selectivity of the molecule. Global cysteine proteomics shows that BBO-8520 is very specific for KRAS G12C with no significant binding to other cysteine containing proteins.

BBO-8520 has shown rapid (within 30 minutes) engagement of Cys-12 in the KRAS G12C mutant MIA PaCa-2 and SW1463 cell lines, leading to KRAS G12C covalent modification and strong pERK signal suppression, consistent with its dual (ON/OFF) mechanism of action. This early effect appears to only be achievable by engaging KRAS G12C (ON) as we have not observed it with sotorasib and adagrasib even at 5× higher concentrations (100 nmol/L). Peak downregulation of the MAPK signaling pathway was observed within the first 2 hours and lasted for at least 24 hours in both cell lines. A time course of pERK inhibition using HTRF, as a complementary method, in both MIA PaCa-2 and SW1463 cells confirmed the rapid and sustained inhibition of ERK phosphorylation by BBO-8520. To better understand the potency and selectivity of BBO-8520 in malignant cells, we have profiled BBO-8520 in a panel of approximately 50 cancer cell lines harboring either wild type or mutant KRAS (G12C, G12D, G12S, G12V, and G13D) or a BRAFV600E mutation. BBO-8520 compared favorably against sotorasib and adagrasib in both the ERK phosphorylation inhibition and 3D viability assays, displaying better than 10-fold gain in potency. Comparison with RMC-6291, a tricomplex KRAS G12C ON inhibitor, in six KRAS G12C cell lines showed similar potency for both compounds. BBO-8520 demonstrated selectivity for KRAS G12C over other KRAS codon 12 mutations approximately 50- to 500-fold selectivity and approximately 500- to 30,000-fold for 3D viability, and wild-type KRAS (>1,600-fold for pERK and >450-fold for 3D viability) and has no demonstrable activity in the BRAFV600E mutant cell line A375 (>10,000-nmol/L IC50 for pERK and 3D viability). BBO-8520 also demonstrated potent inhibition of pAKT signaling in some KRASG12C cell lines with IC50 below 10 nmol/L.

In vivo activity was also studied in the NSCLC heterozygous KRAS G12C model NCI-H358. Orally administered BBO-8520, once daily for 28 days at 0.3, 1, 3, or 10 mg/kg resulted in tumor growth inhibition of 20% (0.3 mg/kg) and 71% (1 mg/kg), and mean tumor regressions of 19% (3 mg/kg) and 100% (10 mg/kg), in mice. The ED50 was 0.6 mg/kg, and ED90 was 1.6 mg/kg. Tumors from 1/10 and 10/10 mice in the 3- and 10-mg/kg BBO-8520 groups, respectively, had complete regressions. When the activity of BBO-8520 at the 3 mg/kg dose was compared to divarasib’s 5 mg/kg dose, which is equivalent to the clinically determined recommended phase 2 dose of 400 mg, we observed that BBO-8520 was able to achieve better or similar activity with about a tenth of the free drug exposure. We believe BBO-8520 is able to achieve similar effects at a much lower free drug concentration because of its ability to inhibit all KRAS G12C (ON/OFF). Inhibition of the ON-form may allow BBO-8520 to decouple PK from PD, meaning that drug does not have to be present all the time to capture the cycling of KRAS G12C as required by OFF-only inhibitors. We believe the ability to provide optimal target coverage at lower free drug concentration could significantly reduce the toxicities observed in patients as both monotherapy and in combination with anti-PD-1 antibodies. If BBO-8520 is able to achieve better tolerability in combination with anti-PD-1 antibodies, the combination could provide first line metastatic NSCLC patients a better option than OFF inhibitors where liver toxicity has been observed and is a concern.

To assess BBO-8520’s ability to combine with anti-PD-1 antibodies, we have generated preclinical data in two syngeneic mouse models with limited sensitivity to anti-PD-1 reagents. Using both a subcutaneous model and a liver metastasis model, the combination of BBO-8520 and anti-PD-1 antibodies produced strong anti-tumor activity with favorable durability.

Clinical

The ONKORAS-101 Phase 1 study has been enrolling patients with non-small cell lung cancer (NSCLC) carrying KRAS G12C mutation since mid-2024 (NCT06343402). During Phase 1a dose escalation, BBO-8520 will be evaluated at escalating doses as monotherapy and in combination with pembrolizumab. Patients with KRASG12C mutant NSCLC who have received prior treatment with KRASG12C (OFF) inhibitors are allowed to participate in Phase 1a.

During Phase 1b dose expansion, BBO-8520 will be evaluated as monotherapy in expansion cohorts of: (1) patients with advanced NSCLC and prior treatment with KRASG12C (OFF) inhibitors; and (2) patients with advanced NSCLC and no prior treatment with KRASG12C inhibitors. BBO-8520 will also be evaluated in combination with pembrolizumab in an expansion cohort of patients with advanced NSCLC and no prior treatment with immune checkpoint or KRASG12C inhibitors.

The preliminary clinical activity of BBO-8520 monotherapy in patients with NSCLC that carry KRAS G12C mutation is encouraging. As of the data extract date, January 19, 2025, in the efficacy evaluable patients (n=10), 6 patients had confirmed partial response (PR) including 1/4 PR in the 100mg QD cohort, 3/3 PRs in the 200mg QD cohort and 2/3 PRs in the 300mg QD cohort. One patient in the 300mg QD who had confirmed PR (>50% tumor reduction) previously progressed on sotorasib after approximately 18 months of treatment with best response of stable disease. The responses appear durable, although the follow-up period has been relatively short to date. There was no treatment discontinuation due to tolerability.

The preliminary safety profile appears favorable, with only Grade 1 or 2 treatment-related adverse events observed as of the data extract date. The most commonly reported TRAEs were gastrointestinal related, such as nausea and diarrhea. There were no AST or ALT elevations observed of any grade.

Opportunities

Lung cancer is among the most common cancers in the U.S, with an annual estimated incidence of approximately 235,000 in 2024. Non-small cell lung cancer (NSCLC) accounts for approximately 87% of diagnosed lung cancer cases and approximately 10% of these patients have KRASG12C mutations. Current FDA-approved therapies targeting KRASG12C mutations in NSCLC include Sotorasib, which received accelerated approval in 2021, and Adagrasib, which received accelerated approval in 2022. Both of these therapies are indicated for second-line monotherapy treatment in the metastatic setting and target the OFF state of the KRAS protein. Additionally, both therapies have modest efficacy compared to other precision oncology medicines, with an ORR of approximately 40% and a median PFS of approximately 6 months based on phase 3 trials and have suffered from grade 3+ toxicities in some patients. By targeting both the ON and OFF states of KRASG12C with strong potency, we believe BBO-8520 has the potential to improve clinical outcomes for patients with KRASG12C NSCLC.  BBOT aims to offer BBO-8520 to NSCLC patients who carry KRASG12C mutation across settings of the disease either as monotherapy or in combination with other agents such as immunotherapy and other candidates in BBOT’s internal pipeline.

Overview of BBO-10203 Program

Preclinical

Phosphoinositide 3-kinases function in many aspects of cell physiology, including growth, differentiation, survival, and migration. PI3Ka is regulated by receptor tyrosine kinases and contributes to insulin homeostasis. The catalytic subunit of PI3Kα, p110α (encoded by the PIK3CA gene), is recruited to activated receptors through its direct interaction with the PI3Kα regulatory subunit p85, or in the case of insulin and insulin-like growth factor 1 (IGF-1), through p85 binding to insulin receptor substrate (IRS) proteins. Deletion of p110a causes embryonic lethality, whereas mice heterozygous for p110a survive but are glucose intolerant and suffer from hyperinsulinemia and hyperphagia, among other phenotypes associated with defective insulin signaling. An oncogenic form of PI 3-kinase a (PIK3CA) was discovered in an avian retrovirus, and activating mutations in PIK3CA were later identified in human tumors. These mutations occur in 24-46% of endometrial cancers, 20-32% of breast cancers, 20-27% of bladder cancers, and at notable frequencies in most other cancer types. Canonical RAS proteins bind directly to PI 3-kinases but with lower affinity than to RAF kinases. Oncogenic RAS proteins activate PI3Ka when over-expressed. The ability to bind and activate PI3Ka gives mutant RAS the ability to co-activate both the MAPK and PI3K/AKT pathways leading to its strong tumorigenic activity.

The interaction between RAS and PI3Kα plays a critical role in malignant cells but not in normal human physiology

Normal Context
GF
RTK
p110α
p85
AKT
PRAS40
GSK3β
S6K
mTOR
Cell growth and glucose metabolism
Malignant Context
GF
RTK
GF
RTK
p110α
p85
RAS
AKT
RAF
MEK1/2
ERK
PRAS40
GSK3β
S6K
mTOR
Tumorigenesis

Chart derived from Hopkins et al., Nat Rev Endocrinol 16(5):276-283 (2020)

Chart derived from Cuesta et al., Genes 12(7):1094 (2021)

Note: GF: Growth Factor, RTK: Receptor Tyrosine Kinase, AKT: Protein Kinase B, RAS: Rat Sarcoma Virus, PI3Kα: Phosphoinositide 3-kinase alpha

Disrupting RAS-PI3Kα interaction through mutations T208D and K227A in the PI3Kα RAS-binding domain (RBD) severely impairs tumor formation driven by KRAS-G12D. Systemic disruption of RAS-PI3Kα interaction in mice is well tolerated and does not provoke hyperglycemia. Tumors driven by oncogenic mutants of EGFR regress after genetic disruption of RAS-PI3Ka binding, and neo-angiogenesis is impaired. These findings indicate that RAS binding to PI3Ka is not essential in normal cells, or for insulin homeostasis, but is vital for tumor formation and maintenance.

Genetic disruption of the RAS:PI3Kα interaction has been shown to inhibit KRAS^{G12D}-driven tumor growth with no observed hyperglycemia

Malignant context with RBD (RAS Binding Domain) disruption

GF
RTK
p110α
p85
RAS
AKT
Mutations in RBD disrupt RAS:PI3Kα binding
PRAS40
GSK3β
S6K
mTOR
Signaling inhibition

T208D and K227A mutations in the PI3Kα RBD slow KRAS^{G12D}-driven growth

Tumor no. (surface counts)
200
150
100
50
ns
***
WT/flox
RBD/flox
WT/flox
RBD/flox
WT/-
RBD/-
-TX
-TX
+TX
4 weeks old
16 weeks old

Note: RBD: RAS Binding domain; GF: Growth Factor, RTK: Receptor Tyrosine Kinase, AKT: Protein Kinase B, RAS: Rat Sarcoma Virus, PI3Kα: Phosphoinositide 3-kinase alpha

Source: Gupta et. al. Cell 2007; Castellano et al., Cancer Cell. 2013; Left hand chart derived from study findings

The hypothesis for the BBO-10203 program is that if we could mimic the effect of these two point mutations in the RBD domain of PI3Kα with a small molecule, we could recapitulate the benefits on the efficacy without the limitations of potential safety signals. BBO-10203 is a covalent small molecule that binds to the RBD of PI3Kα. It is specific for PI3Kα, does not inhibit the kinase activity of PI3Kα, blocks K-, H-, & NRAS from binding to PI3Kα, and it is agnostic to the mutational status of either RAS or PI3Kα. This mutation agnostic feature is important because more than 90% of human mutant RAS tumors are PI3Kα wild type. Therefore, recently developed selective inhibitors of mutant PI3Kα cannot be combined with mutant KRAS inhibitors. BBO-10203 has single digit nanomolar affinity for the PI3Kα RBD and has shown the ability to potently inhibit signaling.

Pharmacology experiments using mouse models with BBO-10203 showed that significant inhibition of pAKT could be achieved by disrupting the interaction between PI3Kα and RAS. In a pharmacodynamic model, increasing doses of BBO-10203 were inversely correlated with pAKT levels, reaching maximal inhibition of approximately 81%. Importantly, this inhibition of pAKT resulted in 44% tumor regression as monotherapy when BBO-10203 was dosed daily, orally, for 28 days. As predicted by the genetic experiments, BBO-10203 treatment did not result in hyperglycemia. In a glucose tolerance test in male mice, BBO-10203, at three times the dose required to elicit tumor regressions, did not induce hyperglycemia when compared to the PI3Kα kinase inhibitor, alpelisib. This trait has the potential to differentiate BBO-10203 from all PI3Kα/Akt pathway inhibitors.

In the context of human tumors, PI3Kα mutations are mostly found within breast cancers. BBO-10203 as monotherapy, or in combination with standard of care, showed significant tumor growth inhibition in three PI3Kα mutant preclinical breast cancer models. In two models, a HER2 overexpressing model and an ER+ model, BBO-10203 showed tumor growth inhibition consistent with its GI arrest mechanism of action. Interestingly, when combined with standard of care inhibitors like trastuzumab, fulvestrant and palbociclib, BBO-10203 showed significantly better preclinical activity than these single agents alone.

In combination with mutant KRAS inhibitors, BBO-10203 presents a unique opportunity to co-inhibit both the MAPK and PI3Kα signaling pathways. As previously mentioned, a key attribute of mutant RAS is that it can co-activate the MAPK and PI3Kα/Akt pathways. Tumors driven by mutant KRAS can be targeted with new generation KRAS inhibitors (such as BBO-8520 and BBO-11818) resulting in strong MAPK pathway inhibition. This effect drives reactivation of the PI3Kα/AKT pathway for cell survival and resistance. In the presence of a mutant KRAS inhibitor, reactivation of PI3Kα/AKT is driven by WT RAS (K-, H-, or N-). As BBO-10203 is agnostic to the RAS isoform and/or mutation status, we believe it is the ideal therapeutic candidate to inhibit PI3Kα/AKT pathway reactivation in KRAS mutant tumors.

The combination of BBO-10203 with our KRAS G12C inhibitor BBO-8520 has shown that strong activity is achievable by inhibiting both pathways. In three different xenograft models with KRAS G12C mutations, the combination of both agents was significantly better than either alone. This is true whether the model is inherently sensitive or resistant to BBO-8520 monotherapy. In the clinically relevant H2122 xenograft model, which displays a

KEAP1 mutation, the combination of BBO-8520 and BBO-10203 resulted in significantly better effects than either agent alone. Importantly, this combination led to significant decrease in cell proliferation and to increase in cellular apoptosis and was well tolerated in tumor bearing mice with no differences in body weight versus the vehicle group.

Clinical

BREAKER-101 is currently enrolling patients with HER2+ and HR+/HER2- breast cancer and KRAS mutant colorectal and non-small cell lung cancer (NSCLC) in monotherapy dose escalation of Phase 1a trial. BBO-10203 will be evaluated at escalating doses as monotherapy and in combination with trastuzmab, and we plan on evaluating additional combinations, such as with fulvestrant, BBO-8520 and BBO-11818, respectively. We anticipate that initial data from the study will be available in 2026.

Opportunities

BBO-10203 is being developed in hormone receptor-positive PIK3CA mutant breast cancer in combination with HR-directed therapies and CDK4/6 inhibitors, HER2-positive breast cancer in combination with HER2-directed biologics, and KRASG12X NSCLC, CRC, and PDAC in combination with KRAS inhibitors.

Breast cancer is among the most common cancers in the U.S. with an annual estimated incidence of approximately 314,000 in 2024. Approximately 14% of patients have HER2+ breast cancer while 70% of patients have HR+/HER2- breast cancer with 40% of HR+/HER2- breast cancer patients presenting with PIK3CA mutations.

In the HER2+ setting, standard of care for first- and second-line patients includes HER2-directed monoclonal antibodies, such as trastuzumab and pertuzumab, combined with taxane-based chemotherapy and antibody-drug conjugates, such as trastuzumab deruxtecan. Third line patients are eligible to receive tucatinib, an oral HER2-directed agent, in combination with trastuzumab and capecitabine, which has shown an ORR of approximately 40% and median PFS of approximately 8 months in the HER2CLIMB trial. Based on preclinical activity in HER2+ xenograft models, we believe BBO-10203 may be able to gain market share in 3L+ and potentially earlier lines of therapy in combination with HER2-directed biologics.

In HR+/HER2- PIK3CAmut breast cancer, Alpelisib is a PI3Kα inhibitor that was approved in 2019 and is indicated for second line or greater treatment in advanced or metastatic patients. In combination with fulvestrant in the SOLAR-1 study, alpelisib showed an approximately 27% ORR and 11-month median PFS but suffered from significant wild-type PI3Kα-kinase pathway related adverse events, with approximately 33% grade 3+ hyperglycemia resulting in dose interruptions and modifications. BBO-10203’s mechanism of action is designed to avoid hyperglycemia and offer a more favorable tolerability profile to this patient population.

In KRASG12X cancers, the primary strategy for BBO-10203 is to evaluate this candidate in combination with BBO-8520 in KRASG12C mutant NSCLC and in combination with BBO-11818 in KRASG12D and KRASG12V mutant NSCLC, CRC, and PDAC. Lung cancer is among the most common cancers with an annual estimated incidence in the U.S. of approximately

235,000 in 2024. Non-small cell lung cancer (NSCLC) accounts for approximately 87% of diagnosed lung cancer cases and approximately 10% of these patients have KRASG12C mutations and approximately 8% of patients have KRASG12D and KRASG12V mutations. As of 2024, there were an estimated 153,000 patients with colorectal cancer in the U.S. Approximately 15% of patients have KRASG12D mutations and approximately 10% of patients have KRASG12V mutations. As of 2024, there were an estimated 66,000 pancreatic cancer patients in the U.S., with approximately 90% of these patients presenting with pancreatic ductal adenocarcinoma. Of these patients, approximately 40% have KRASG12D mutations and 29% have KRASG12V mutations. Based on preclinical data in xenograft models, we believe BBO-10203 may provide improved clinical activity for mutant-selective KRAS inhibitors in these patient populations by mitigating wild type RAS reactivation of PI3Kα-AKT signaling.

Overview of BBO-11818 Program

Preclinical

KRAS is one of the most commonly mutated oncogenes in human cancers, with mutations found in approximately 11% to 15% of all cancers. It is particularly prevalent in lung, colorectal, and pancreatic cancers, where mutations occur in about 30%, 40%, and 90% of cases, respectively. The most common KRAS mutations occur at codon 12, accounting for 81% of all KRAS mutations. The most frequent mutations are KRASG12D (glycine to aspartate), which accounts for 33%, and KRASG12V (glycine to valine), which accounts for 23%. Every year, over 90,000 patients in the United States are diagnosed with cancers harboring KRASG12D or KRASG12V mutations. These mutations result in a significantly increased abundance of the active GTP-bound state of KRAS, disrupting the normal GAP-mediated cycling of GTP to GDP. This persistent activation leads to continuous downstream signaling, driving tumor cell growth and contributing to oncogenesis.

BBO-11818 is a potent, selective, orally bioavailable non-covalent dual ON/OFF panKRAS inhibitor. Its discovery was facilitated by the structure-based drug design and artificial intelligence learnings from our KRAS G12C inhibitor program that produced BBO-8520. It is designed to target KRAS G12D and G12V mutations, two of the three most common KRAS mutations in human cancers. BBO-11818 effectively binds both the inactive GDP-bound (OFF) and active GTP-bound (ON) forms of KRAS, exhibiting high affinity and specificity for KRAS over other RAS isoforms like HRAS and NRAS. In SPR assays, the KD value for the (OFF)-form of KRAS G12D is in the sub nanomolar range. In contrast, KD values for HRAS and NRAS are significantly higher, demonstrating the compound’s specificity for KRAS. BBO-11818 has also been shown to disrupt the interaction between KRAS and its effector RAF1, demonstrating strong activity for the GTP-bound (ON) form of KRAS, which we believe is a key attribute to achieve optimal target coverage.

BBO-11818 is a panKRAS ON/OFF inhibitor designed with strong potency against G12D and G12V mutants

Crystal structure of BBO-11818 bound to $KRAS^{G12D}$

BBO-11818
GDP

BBO-11818 has shown potent inhibition of $KRAS^{G12D/V}$ ON and OFF states

Assay		BBO-11818
SPR: KRAS - GppNHp / GDP KD (nM)	G12D	17 / 0.00013
	G12V	14 / 0.037
	WT	26 / 0.14
PPI: KRAS/RAF1 effector - GTP IC_{50}(nM)	G12D	39
	G12V	88
	G12C	36
	WT	123

Source: Internal BBOT data

In cellular assays, BBO-11818 exhibited potent inhibition of pERK and cell viability in a range of cancer cell lines harboring KRAS mutations. The EC50 values for pERK inhibition in a series of KRAS G12D and G12V-mutant cell lines ranged from sub nanomolar to low double digit nanomolar potency. Importantly, BBO-11818 was similarly effective in reducing cell viability in KRASG12D, KRASG12V, and KRASG12C-mutant cell lines, with EC50 values as low as 0.244 nM. The potency of BBO-11818 in the short-term signaling assay was consistent with the potency seen in the long-term 3D-viability, an attribute shown to be important in translating the activity of mutant KRAS inhibitors to in vivo tumor models and clinical studies. Cell-based data using NRAS and BRAF mutant cell lines showed insensitivity to BBO-11818, reinforcing the compound’s high selectivity for KRAS mutations.

The strong potency and selectivity of BBO-11818 in KRAS mutant cell lines has translated well into in vivo animal models of human cancers. BBO-11818 exhibited robust in vivo antitumor activity in KRASG12D- and KRASG12V-driven CDX models of CRC, PDAC, and NSCLC. BBO-11818 showed a clear dose response in all three models with significant tumor regressions shown at the 100 mg/kg BID dose level in the KRAS G12D setting and stasis in the KRAS G12V setting. In the HPAC CDX model of KRAS G12D PDAC, BBO-11818 achieved ED50 of 9.0 mg/kg BID and an ED90 of 30.1 mg/kg BID.

… and has shown anti-tumor activity across multiple KRAS$^{G12D/V}$ CDX preclinical models

GP2d CDX
CRC-KRAS^{G12D}/PIK3CA^{H1047L}

Tumor volume (mm3)
1400
1200
1000
800
600
400
200
0
0
7
14
21
28
Days on Treatment
*p<0.0001 vs vehicle
Vehicle (BID, po)
BBO-11818 (10 mg/kg, BID, po)
BBO-11818 (30 mg/kg, BID, po)
BBO-11818 (100 mg/kg, BID, po)
Binimetinib (30 mg/kg, QD, po)

HPAC CDX
PDAC-KRAS^{G12D}

Tumor volume (mm3)
2400
2000
1600
1200
800
400
0
0
7
14
21
28
Days on Treatment
*p<0.0001 vs vehicle
Vehicle (BID, po)
BBO-11818 (10 mg/kg, BID, po)
BBO-11818 (30 mg/kg, BID, po)
BBO-11818 (100 mg/kg, BID, po)
Binimetinib (30 mg/kg, QD, po)
MRTX1133 (10 mg/kg, BID, ip)

H441 CDX
NSCLC-KRAS^{G12V}

Tumor volume (mm3)
3000
2500
2000
1500
1000
500
0
0
7
14
21
28
Days on Treatment
*p<0.0001 vs vehicle
Vehicle (BID, po)
BBO-11818 (10 mg/kg, BID, po)
BBO-11818 (30 mg/kg, BID, po)
BBO-11818 (100 mg/kg, BID, po)

Note: BBOT cell derived xenograft models shown with tumor volume as measurement of activity; Two-way repeated measures ANOVA with Dunnett's multiple comparison test performed for statistical analyses (day 4 to 28)
Source: Internal BBOT data

A significant focus in the development of BBO-11818 is combinations with other targeted therapies to overcome resistance mechanisms and potentially enhance clinical activity. BBOT is uniquely positioned to deliver the combination of co-inhibition of the MAPK and PI3Ka/Akt pathways with a therapeutic index. Consistent with our data showing the strong interaction between our KRAS G12C inhibitor with our BBO-10203 RAS:PI3Kα inhibitor, the combination of BBO-11818 with BBO-10203 in the PDAC Capan-2 CDX model (KRAS G12V) showed significant tumor volume regressions in the combination treatment. Notably, MOA studies demonstrated that BBO-11818 had tumor intrinsic effects on decreasing cell proliferation and increasing apoptosis, and that the combination of BBO-11818 and BBO-10203 led to an antitumor benefit likely due to further reduction tumor cell proliferation and increase in apoptosis in this model.

Combining BBO-11818 with cetuximab, an anti-EGFR monoclonal antibody, in the LS513 model of KRAS G12D-driven CRC, led to synergy in a 2D cellular viability assay, suppression of the long-term growth of cells in a clonogenic assay, and robust 57% mean tumor regression in an efficacy study, which surpassed the antitumor effects of either compound alone. This combination may be particularly beneficial for CRC patients with KRAS G12D or KRAS G12V mutations, as it targets the feedback activation of EGFR signaling, which can mediate resistance to KRAS inhibition.

The immunosuppressive nature of KRAS-mutant tumors prompted exploration of combining KRAS inhibitors with ICIs. In the CT26 syngeneic mouse model of KRAS G12D CRC, the combination of BBO-11818 and anti-PD-1 significantly prolonged survival compared to both monotherapy treatments alone and led to 44% of the mice having complete tumor regressions.

BBO-11818 + anti-PD-1 showed combination activity in the CRC KRAS^{G12D} CT26 syngeneic mouse model

CT26 Syngeneic (KRAS^{G12D}) Survival

Termination of Dosing
100
80
60
40
20
0
Survival (%)
0 7 14 21 28 35 42 49 56 63 70
Anti-PD-1:
Days on Treatment
Vehicle (BID, po)
BBO-11818 (100 mg/kg, BID, po)
Anti-PD-1 (10 mg/kg, BIW, ip)
BBO-11818 + Anti-PD-1

Rechallenge of 4 mice cured following BBO-11818 + anti-PD-1 combination treatment showed no tumor growth confirming adaptive immune response

Group (n=10)	Day 67				Median Overall Survival (day)
	p value vs vehicle	p value vs combo	Survival	Complete Regression	
Vehicle (BID)	-	-	0%	0/10	19
BBO-11818 (100 mg/kg, BID)	0.0054	<0.0001	0%	0/10	25
Anti-PD-1 (10 mg/kg, BIW)	0.0808	0.0001	0%	0/10	20.5
BBO-11818 (100 mg/kg, BID) + Anti-PD-1 (10 mg/kg, BIW)*	<0.0001	-	44%	4/9	50

Note: Log-rank (Mantel-Cox) test performed for the statistical analyses; *One mouse was found dead in the combination group on day 4 (cause of death was unknown and mouse did not have a large tumor, so it was excluded from the survival analysis); Vehicle and BBO-11818 were only dosed QD on day 5 (evening dose was missed); No dosing following day 28
Source: Internal BBOT data

These preclinical findings provide support to evaluate BBO-11818 as both monotherapy and in combination particularly with EGFR inhibitors, ICIs, or PI3Ka inhibitors. We believe these combination approaches have the potential to overcome resistance mechanisms and offer superior therapeutic outcomes for patients with KRAS G12D and KRAS G12V mutations, paving the way for further clinical benefit.

KONQUER-101 is a monotherapy dose escalation Phase 1a trial currently enrolling patients primarily with KRAS G12C, KRAS G12D or KRAS G12V solid tumors (NCT06917079). BBO-11818 will also be evaluated at escalating doses in combination with pembrolizumab in non-small cell lung cancer (NSCLC) and with cetuximab in colorectal cancer (CRC), respectively.

Opportunities

BBO-11818 will primarily be developed in KRASG12D and KRASG12V mutant NSCLC, CRC, and PDAC. Lung cancer had an annual estimated incidence in the U.S. of approximately 235,000 in 2024. Non-small cell lung cancer (NSCLC) accounts for approximately 87% of diagnosed lung cancer cases and approximately 10% of these patients have KRASG12C mutations and approximately 8% of patients have KRASG12D and KRASG12V mutations. As of 2024, there were an estimated 153,000 patients with colorectal cancer in the U.S. Approximately 15% of patients have KRASG12D mutations and approximately 10% of patients have KRASG12V mutations. As of 2024, there were an estimated 66,000 incident pancreatic cancer patients in the U.S., with approximately 90% of these patients presenting with pancreatic ductal adenocarcinoma. Of these patients, approximately 40% have KRASG12D mutations and 29% have KRASG12V mutations.

There are currently no targeted therapies approved for KRASG12D and KRASG12V mutations. If approved, we believe BBO-11818 may offer an improved product profile over current standard of care. In NSCLC, commercial opportunities include combination with immune-oncology agents such as pembrolizumab with and without platinum-based chemotherapy regimens in the first line, as well as monotherapy potential and combination with BBO-10203 in 2L+ metastatic populations. CRC commercial opportunities include combination with chemotherapy and bevacizumab in 1L populations, as well as monotherapy potential and combination with BBO-10203. The commercial opportunity in PDAC includes combinations with chemotherapy regimens as well as monotherapy potential and combination with BBO-10203.

Intellectual Property

We pursue a layered intellectual property strategy, including by securing and/or filing for patents, trademarks, and trade secret rights, to protect our drug candidates.

Our commercial success depends in large part on our ability to protect our intellectual property rights, including our ability to obtain and maintain patent protection in the U.S. and other countries for our drug candidates, to operate without infringing valid and enforceable patents and proprietary rights of others, and to defend and enforce our intellectual property rights, in particular our patent rights. We seek to protect our proprietary position by filing, in the U.S. and certain other countries, patent applications that cover the composition of matter of our drug candidates, their methods of use and related discoveries, technologies, inventions and improvements that may be commercially important to our business. We may also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We also intend to take advantage of regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available.

We have three drug candidates in our KRAS and PI3K programs. Given the early stage of development of our drug candidates, we cannot be certain that any of our intellectual property rights will provide protection for any drug candidate that may ultimately be commercialized. Our patent portfolio consists of patent applications co-owned with Lawrence Livermore National Security, LLC and Frederick National Laboratory for Cancer Research, operated by Leidos Biomedical Research, Inc., and Company-owned patent applications. As of March 31, 2025, our patent portfolio consists of patent applications filed in the United States and in foreign jurisdictions such as Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Eurasia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, Mexico, New Zealand, Peru, Philippines, Saudi Arabia, Singapore, South Africa, Taiwan, Thailand, Ukraine, and Vietnam, directed to, for example, compositions of matter and methods of use related to our drug candidates. Of these, BBOT has 10 patent families directed to KRAS inhibitor compounds and 1 patent family each directed to methods of treatment with BBO-8520 or BBO-11818. The term of any patents that issue from our U.S. and foreign patent applications will vary in accordance with the laws of each jurisdiction but is typically 20 years from the earliest non-provisional filing date. In the United States, the patent term may be shortened if a patent is terminally disclaimed over another patent that expires earlier. The term of a U.S. patent may be lengthened by patent term adjustment if there are administrative delays by the USPTO in examining and granting a patent. Any patents that may issue in the future from our pending patent applications are projected to expire between 2042 and 2046, unless extended or otherwise adjusted.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. Changes in either the patent laws or their interpretation in the U.S. and other countries may diminish our ability to protect our investigational products and enforce the patent rights that we own and could affect the value of such intellectual property and the business. With respect to our intellectual property, we cannot guarantee that the patent applications we are currently pursuing or may file in the future will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Our competitors may independently develop similar investigational products or technologies that are outside the scope of the rights granted under any patents that may issue. We cannot be sure that any patents granted to us will be commercially useful in protecting our products or their methods of use or manufacture. Moreover, even issued patents do not guarantee us the right to commercialize our products. For example, third parties may have blocking patents that could be used to prevent us from commercializing or manufacturing our investigational products.

In addition, the coverage claimed in a patent application may be significantly reduced before a patent is granted, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our products will be protected or remain protectable by enforceable patents. Moreover, any patents that we license or may own in the future may be challenged, circumvented, or invalidated by third parties. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before our product candidate can be commercialized successfully, any related patents may expire or remain in force for only a short period following commercial launch, thereby limiting the protection such patent would afford the applicable product and any competitive advantage such patent may provide.

Because of the extensive time required for development, testing and regulatory review of an investigational product, it is possible that, before a product can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides. In the U.S., the term of a patent covering an FDA-approved product may, in certain cases, be eligible for a patent term extension (“PTE”) under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended and the amount of available extension to any PTE-eligible patent depends on a variety of factors, including the date on which the patent issues and certain dates related to the regulatory review period. Similar extensions may be available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved product. While we intend to seek patent term extensions in any jurisdictions where they are available to us, there is no guarantee that the applicable authorities, including the FDA or the USPTO, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

We cannot be sure that any patents will issue from any pending or future patent applications. Even if patents do issue, we cannot be sure that the claims of these patents will be held valid or enforceable by a court of law or governmental agency, will provide us with any significant protection against competitive products, or will afford us a commercial advantage over competitive products. For example:

•        we might not have been the first to file patent applications for the inventions covered by our pending patent applications and any patents that issue therefrom;

•        others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•        some or all of our pending patent applications may not result in issued patents or the claims that issue may be narrow in scope and not provide us with a competitive advantage;

•        any patents that issue from any of our pending patent applications may be challenged by a third party and invalidated;

•        any patents that issue from our pending patent applications may be subject to post-grant proceedings, oppositions or other administrative or court proceedings that may result in a reduction in their scope or their loss altogether;

•        we may not develop proprietary technologies or investigational products that are patentable; and

•        the patents of others may prevent us from discovering, developing or commercializing our investigational products.

The defense and prosecution of intellectual property infringement suits, post-grant proceedings, oppositions and related legal and administrative proceedings are costly, time-consuming to pursue and divert resources. The outcome of these types of proceedings is uncertain and could significantly harm our business.

The development of our investigational products and the commercialization of any resulting drugs may be impacted by patents of other companies or by companies engaged in the development of competitive programs or those with significantly greater resources. This could result in the expenditure of significant legal fees and management resources.

We also rely on trade secrets to protect our technology and product candidates, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are often difficult to protect, especially outside of the U.S. While we believe that we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, partners and other advisors may unintentionally or willfully disclose our trade secrets to others, including competitors. Enforcing a claim that a third party illegally disclosed, obtained or is using our trade secrets would be expensive and time-consuming, and the outcome would be unpredictable. Even if we are able to maintain our trade secrets as confidential, our competitors may independently develop information that is equivalent or similar to our trade secrets.

KRAS Portfolio

The KRAS patent portfolio consists of ten patent families, including G12C and G12D KRAS inhibitors and pan-KRAS inhibitors. The G12C portfolio includes patent applications directed to BBO-8520 composition of matter, pharmaceutical compositions thereof, and methods of use in treating diseases mediated by KRAS. Patent applications covering BBO-8520 are pending in the United States and foreign jurisdictions including Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Eurasia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, Mexico, New Zealand, Peru, Philippines, Saudi Arabia, Singapore, South Africa, Taiwan, Thailand, Ukraine, and Vietnam. Any patents issuing from these patent applications, if granted, are expected to expire mid-2042, without taking potential patent term adjustments or extensions into account. The pan-KRAS portfolio includes patent applications directed to BBO-11818 composition of matter, pharmaceutical compositions thereof, and methods of use in treating diseases mediated by KRAS. Patent applications covering BBO-11818 are pending in the United States and foreign jurisdictions including Argentina, Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Republic of Korea, Mexico, New Zealand, South Africa, and Taiwan. Any patents issuing from these patent applications, if granted, are expected to expire mid-2043, not including patent term adjustments and extensions. Other filings in the KRAS portfolio, if granted, are expected to expire between 2042 and 2046, not including patent term adjustments and extensions.

PI3K Breaker Portfolio

Our PI3K breaker portfolio consists of nine patent families, including patent applications directed to BBO-10203 composition of matter, pharmaceutical compositions thereof, and methods of use in treating diseases associated with interruption of the interaction between a PI3K protein and a RAS protein. Patent applications covering BBO-10203 are pending in the United States and foreign jurisdictions including Argentina, Australia, Brazil, Canada, Chile, China, Colombia, Eurasia, Europe, India, Indonesia, Israel, Japan, Republic of Korea, Malaysia, Mexico, New Zealand, Peru, Philippines, Saudi Arabia, Singapore, South Africa, Taiwan, Thailand, Ukraine, and Vietnam. Any patents issuing from the patent applications, if granted, are expected to expire in February 2043, not including patent term adjustments and extensions. Other filings in the PI3K breaker portfolio, if granted, are expected to expire between 2044 and 2046, not including patent term adjustments and extensions.

Combination of a KRAS Inhibitor and a PI3K Breaker

We have one provisional application directed to the use of a KRAS inhibitor compound in combination with a PI3K breaker compound. Any patents that claim priority to this provisional application, if issued, are expected to expire in 2045, not including patent term adjustments and extensions.

License and Cooperative Research and Development Agreements

LLNS Cooperative Research and Development Agreement

On May 22, 2018, BBOT entered into a cooperative research and development agreement with Lawrence Livermore National Security, LLC (“LLNS”), as amended by that certain Amendment No. 1 to the cooperative research and development agreement, dated as of December 2, 2019, as further amended by that certain Amendment No. 2 to the cooperative research and development agreement, dated as of May 21, 2021, as further amended by that certain Amendment No. 3 to the cooperative research and development agreement, dated as of June 22, 2022, as further amended by that certain Amendment No. 4 to the cooperative research and development agreement, dated as of December 21, 2023, as extended by that certain No Cost Time Extension Letter, dated as of December 2, 2024 (collectively, the “Livermore CRADA”). Pursuant to the Livermore CRADA, BBOT and LLNS granted each other a royalty-free, nonexclusive, nontransferable, worldwide license to practice (a) such party’s background intellectual property and (b) the inventions of LLNS or BBOT made during the performance of work under the Livermore CRADA (the “Subject Inventions”), in each case to the extent needed by the non-granting party to perform its obligations or practice its rights under the Livermore CRADA. BBOT has the exclusive option for a specified period of time to negotiate an exclusive license to LLNS’s Subject Inventions in the field of small molecule KRAS inhibitors. The United States government retains a nonexclusive, nontransferable, irrevocable, paid-up, worldwide license to practice the Subject Inventions.

So far, BBOT has contributed a total value of $23,599,169 for the Livermore CRADA, of which $5,966,369 was contributed funds-in and $17,632,800 was contributed in-kind.

The Livermore CRADA will expire on June 22, 2025 unless the parties mutually agree to extend the term. Either party has a right to terminate the CRADA for any reason by providing advanced written notice. The parties’ rights in the Subject Inventions and data survive the expiration of the Livermore CRADA in accordance with the terms therein.

PI3Kα Breakers Patent License Agreement

On July 7, 2022, BBOT entered into a patent license agreement (the “PI3Kα Breakers Patent License Agreement”) with LLNS, pursuant to which BBOT received a worldwide, exclusive, royalty-bearing, sublicensable (through no more than two tiers) license under certain patent rights relating to the PI3Kα breakers compounds to make, have made, use, import/export, develop, sell, offer to sell, and have sold licensed products and licensed services, and to practice and have practiced licensed methods for all fields of use, subject to certain retained rights by LLNS. Under certain circumstances and subject to restrictions, the United States government reserves the right to a nonexclusive, royalty-free, irrevocable, nontransferable license under the licensed patent rights.

BBOT has certain typical diligence obligations under the PI3Kα Breakers Patent License Agreement, including the obligation to use commercially reasonable efforts to develop, manufacture, and sell any licensed method, licensed product or licensed service and file and obtain relevant regulatory applications for the manufacturing, marketing, and sale of licensed products. In addition, BBOT is obligated to use commercially reasonable efforts to meet specific development, regulatory and commercial performance obligations.

BBOT made a one-time, noncreditable, nonrefundable upfront payment of $65,000 to LLNS after BBOT entered into the PI3Kα Breakers Patent License Agreement. Additionally, BBOT is obligated to pay LLNS (i) an annual license maintenance fee of a specified amount until the first commercial sale or other exploitation of a licensed method, licensed product or licensed service, (ii) a creditable, tiered, minimum annual royalty of a specified amount after the first commercial sale or other exploitation of a licensed method, licensed product or licensed service, (iii) a low single-digit tiered royalty on sales of licensed products or licensed services, (iv) up to a total of $6.8 million in regulatory and commercialization milestones based upon indication, (v) a mid double-digit percentage of certain non-royalty consideration received under a sublicense to a third party, subject to a specified cap, and (vi) an assignment fee of a specified amount.

The term of the PI3Kα Breakers Patent License Agreement will extend until the expiration of the last to expire of the patents and patent applications included within the licensed patent rights, unless earlier terminated. The licensed patent applications, if issued, are expected to expire in 2043. LLNS may terminate the PI3Kα Breakers Patent License Agreement or convert the exclusive license granted to a nonexclusive license upon the occurrence of certain events, including if BBOT materially breaches the PI3Kα Breakers Patent License Agreement or becomes insolvent. LLNS may immediately terminate the PI3Kα Breakers Patent License Agreement or convert the exclusive license granted to a nonexclusive license if BBOT directly or indirectly challenges the validity of any of the licensed patent rights. BBOT may terminate the PI3Kα Breakers Patent License Agreement for any reason by giving written notice to LLNS.

KRAS G12C Inhibitors Patent License Agreement

On July 7, 2022, BBOT entered into a patent license agreement (the “KRAS G12C Inhibitors Patent License Agreement”) with LLNS, pursuant to which BBOT received a worldwide, exclusive, royalty-bearing, sublicensable (through no more than two tiers) license under certain patent rights relating to the KRAS G12C inhibitor compounds to make, have made, use, import/export, develop, sell, offer to sell, and have sold licensed products and licensed services, and to practice and have practiced licensed methods for all fields of use, subject to certain retained rights by LLNS. Under certain circumstances and subject to restrictions, the United States government reserves the right to a nonexclusive, royalty-free, irrevocable, nontransferable license under the licensed patent rights.

BBOT has certain typical diligence obligations under the KRAS G12C Inhibitors Patent License Agreement, including the obligation to use commercially reasonable efforts to develop, manufacture, and sell any licensed method, licensed product or licensed service and file and obtain relevant regulatory applications for the manufacturing, marketing, and sale of licensed products. In addition, BBOT is obligated to use commercially reasonable efforts to meet specific development, regulatory and commercial performance obligations.

BBOT made a one-time, noncreditable, nonrefundable upfront payment of $65,000 to LLNS after BBOT entered into the KRAS G12C Inhibitors Patent License Agreement. Additionally, BBOT is obligated to pay LLNS (i) an annual license maintenance fee of a specified amount until the first commercial sale or other exploitation of a licensed method, licensed product or licensed service, (ii) a creditable, tiered, minimum annual royalty of a specified amount after the first commercial sale or other exploitation of a licensed method, licensed product or licensed service, (iii) a low single-digit tiered royalty on sales of licensed products or licensed services, (iv) up to a total of $6.8 million in regulatory and commercialization milestones based upon indication, (v) a mid double-digit percentage of certain non-royalty consideration received under a sublicense to a third party, subject to a specified cap, and (vi) an assignment fee of a specified amount.

The term of the KRAS G12C Inhibitors Patent License Agreement will extend until the expiration of the last to expire of the patents and patent applications included within the licensed patent rights, unless earlier terminated. The licensed patent applications, if issued, are expected to expire between 2042-2043. LLNS may terminate the KRAS G12C Inhibitors Patent License Agreement or convert the exclusive license granted to a nonexclusive license upon the occurrence of certain events, including if BBOT materially breaches the KRAS G12C Inhibitors Patent License Agreement or becomes insolvent. LLNS may immediately terminate the KRAS G12C Inhibitors Patent License Agreement or convert the exclusive license granted to a nonexclusive license if BBOT directly or indirectly challenges the validity of any of the licensed patent rights. BBOT may terminate the KRAS G12C Inhibitors Patent License Agreement for any reason by giving written notice to LLNS.

Pan-KRAS Inhibitors Agreement

On December 20, 2024, BBOT entered into a patent license agreement (the “Pan-KRAS Inhibitors Agreement”) with LLNS, pursuant to which BBOT received a worldwide, exclusive, royalty-bearing, sublicensable (through no more than two tiers) license, under certain patent rights relating to the Pan-KRAS inhibitor compounds to make, have made, use, import/export, develop, sell, offer to sell, and have sold licensed products and licensed services, and to practice and have practiced licensed methods, limited to the oncology indications, subject to certain retained rights by LLNS. Under certain circumstances and subject to restrictions, the United States government reserves the right to a nonexclusive, royalty-free, irrevocable, nontransferable license under the licensed patent rights.

BBOT has certain typical diligence obligations under the Pan-KRAS Inhibitors Agreement, including the obligation to use commercially reasonable efforts to develop, manufacture, and sell any licensed method, licensed product or licensed service and file and obtain relevant regulatory applications for the manufacturing, marketing, and sale of licensed products. In addition, BBOT is obligated to use commercially reasonable efforts to meet specific development, regulatory and commercial performance obligations.

BBOT made a one-time, noncreditable, nonrefundable upfront payment of $100,000 to LLNS after BBOT entered into the Pan-KRAS Inhibitors Agreement. Additionally, BBOT is obligated to pay LLNS (i) an annual license maintenance fee of a specified amount until the first commercial sale or other exploitation of a licensed method, licensed product or licensed service, (ii) a creditable, tiered, minimum annual royalty of a specified amount after the first commercial sale or other exploitation of a licensed method, licensed product or licensed service, (iii) a low single-digit tiered royalty on sales of licensed products or licensed services, (iv) up to a total of $6.8 million in regulatory and commercialization milestones based upon indication, (v) a mid double-digit percentage of certain non-royalty consideration received under a sublicense to a third party, subject to a specified cap, and (vi) an assignment fee of a specified amount.

The term of the Pan-KRAS Inhibitors Agreement will extend until the expiration of the last to expire of the patents and patent applications included within the licensed patent rights, unless earlier terminated. The licensed patent applications, if issued, are expected to expire between 2042-2044. LLNS may terminate the Pan-KRAS

Inhibitors Agreement or convert the exclusive license granted to a nonexclusive license upon the occurrence of certain events, including if BBOT materially breaches the Pan-KRAS Inhibitors Agreement or becomes insolvent. LLNS may immediately terminate the Pan-KRAS Inhibitors Agreement or convert the exclusive license granted to a nonexclusive license if BBOT directly or indirectly challenges the validity of any of the licensed patent rights. BBOT may terminate the Pan-KRAS Inhibitors Agreement for any reason by giving written notice to LLNS.

Leidos Cooperative Research and Development Agreement

On March 3, 2017, BBOT entered into a cooperative research and development agreement with The Frederick National Laboratory for Cancer Research, operated by Leidos Biomedical Research, Inc. (“Leidos”), as amended by that certain Amendment No. 1 to the cooperative research and development agreement dated as of January 19, 2018, as further amended by that certain Amendment No. 2 to the cooperative research and development agreement dated as of January 2, 2019, as further amended by that certain Amendment No. 3 to the cooperative research and development agreement dated as of November 14, 2019, as further amended by that certain Amendment No. 4 to the cooperative research and development agreement dated as of January 13, 2020, as further amended by that certain Amendment No. 5 to the cooperative research and development agreement dated as of September 22, 2021, as further amended by that certain Amendment No. 6 to the cooperative research and development agreement dated as of March 27, 2023, as further amended by that certain Amendment No. 7 to the cooperative research and development agreement dated as of August 20, 2024 (collectively, the “Leidos CRADA”). Pursuant to the Leidos CRADA, Leidos retains the right (a) to utilize any invention of either or both parties conceived or first actually reduced to practice in the performance of work under the Leidos CRADA (“CRADA Subject Invention”) that constitutes an improvement to a tangible material not first produced in the performance of the Leidos CRADA that is owned or controlled by BBOT and used in the performance of work under the Leidos CRADA, solely as a research tool for internal, non-profit, pre-clinical research purposes and (b) to any CRADA Subject Invention included within the scope of the retained rights under the exclusive license agreement entered into between BBOT and the University of California, San Francisco dated as of September 28, 2016 (the “UCSF License Agreement”). Leidos granted BBOT an exclusive option for a specified period of time to negotiate an exclusive or nonexclusive commercialization license to CRADA Subject Inventions made solely or jointly by Leidos for a field of use that does not exceed the scope of the work committed to under the Leidos CRADA. To the extent required by applicable law, BBOT granted the United States government a nonexclusive, nontransferable, irrevocable, paid-up, worldwide license to practice and have practiced the CRADA Subject Inventions for research and government purposes.

BBOT contributed a total value of $15,409,123 for the Leidos CRADA.

The Leidos CRADA expires on September 3, 2025. Either Party has a right to terminate the CRADA upon at least 60 days’ prior written notice.

Leidos PLA I

On August 5, 2022, BBOT entered into a patent license agreement (the “Leidos PLA I”) with Leidos, pursuant to which BBOT received a worldwide, exclusive, royalty-bearing, sublicensable (through multiple tiers) license under certain patent rights relating to the PI3Kα breaker compounds to (i) make and have made, to use and have used, to sell and have sold, to offer to sell, to develop, and to import licensed products and (ii) practice and have practiced any licensed processes, in each case (i) and (ii), for prophylactic, therapeutic, and diagnostic use in humans and animals. The licensed patent rights result from an ongoing research collaboration between BBOT and Leidos, and BBOT may opt to negotiate an exclusive license to any additional inventions resulting from such research collaboration. Under certain circumstances and subject to restrictions, Leidos and the United States government reserve the right to a nonexclusive, royalty-free, irrevocable, nontransferable license under the licensed patent rights.

BBOT has certain typical diligence obligations under the Leidos PLA I, including the obligation to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, and upon the initial transfer of a licensed product or initial practice of a licensed process in exchange for compensation, the obligation to use reasonable commercial efforts to make the licensed products and licensed processes reasonably accessible to the United States public. In addition, BBOT has specific development and regulatory performance milestones to meet.

BBOT made a one-time, noncreditable, nonrefundable upfront payment of $500,000 to Leidos after BBOT entered into the Leidos PLA I. Additionally, BBOT is obligated to pay Leidos (i) a nonrefundable minimum annual royalty of a specified amount until the initial transfer of a licensed product or initial practice of a licensed process in exchange for compensation, (ii) a low, single-digit royalty on sales of licensed products, (iii) up to a total of (A) $6.75 million in development milestones for the first indication for the first licensed product and (B) $ 1.875 million in development milestones for the second indication for each licensed product, (iv) a low double-digit percentage of certain non-royalty consideration received under a sublicense to a third party, and (v) reimburse Leidos for patenting expenses for the licensed patent rights, if any.

The term of the Leidos PLA I will extend to the expiration of the last to expire of the licensed patent rights, unless earlier terminated. The licensed patent applications, if issued, are expected to expire in 2034. BBOT has the unilateral right to terminate the Leidos PLA I at any time upon prior written notice to Leidos. Additionally, the Leidos PLA I will terminate if BBOT files a claim that asserts any portion of the licensed patent rights are invalid or unenforceable, unless BBOT withdraws or cause the withdrawal of such claim within a specified period of time. Leidos may terminate the Leidos PLA I in its entirety for BBOT’s material breach that is not remediated within a specified period of time, or upon the occurrence of certain events of BBOT’s insolvency. Further, Leidos has the right to terminate or modify the Leidos PLA I if Leidos determines that BBOT (i) is not using commercially reasonable efforts to develop and commercialize the licensed patent rights, (ii) has not achieved the milestone benchmarks set forth in the Leidos PLA I, or (iii) has willfully made a false statement of, or willfully omitted a material fact in the license application or any report required by the Leidos PLA I.

Leidos PLA II

On August 5, 2022, BBOT entered into a patent license agreement (the “Leidos PLA II”) with Leidos, pursuant to which BBOT received a worldwide, exclusive, royalty-bearing, sublicensable (through multiple tiers) license under patent rights relating to the KRAS G12C inhibitor compounds to (i) make and have made, to use and have used, to sell and have sold, to offer to sell, to develop, and to import licensed products and (ii) practice and have practiced any licensed processes, in each case (i) and (ii), for prophylactic, therapeutic, and diagnostic use in humans and animals. The licensed patent rights result from an ongoing research collaboration between BBOT and Leidos, and BBOT may opt to negotiate an exclusive license to any additional inventions resulting from such research collaboration. Under certain circumstances and subject to restrictions, Leidos and the United States government reserve the right to a nonexclusive, royalty-free, irrevocable, nontransferable license under the licensed patent rights.

BBOT has certain typical diligence obligations under the Leidos PLA II, including the obligation to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, and upon the initial transfer of a licensed product or initial practice of a licensed process in exchange for compensation, the obligation to use reasonable commercial efforts to make the licensed products and licensed processes reasonably accessible to the United States public. In addition, BBOT has specific development and regulatory performance milestones to meet.

BBOT made a one-time, noncreditable, nonrefundable upfront payment of $500,000 to Leidos after BBOT entered into the Leidos PLA II. Additionally, BBOT is obligated to pay Leidos (i) a nonrefundable minimum annual royalty of a specified amount until the initial transfer of a licensed product or initial practice of a licensed process in exchange for compensation, (ii) a low, single-digit royalty on sales of licensed products, (iii) up to a total of (A) $6.75 million in development milestones for the first indication for the first licensed product and (B) $ 1.875 million in development milestones for the second indication for each licensed product, (iv) a low double-digit percentage of certain non-royalty consideration received under a sublicense to a third party, and (v) reimburse Leidos for patenting expenses for the licensed patent rights, if any.

The term of the Leidos PLA II will extend to the expiration of the last to expire of the licensed patent rights, unless earlier terminated. The licensed patent applications, if issued, are expected to expire between 2042-2043. BBOT has the unilateral right to terminate the Leidos PLA II at any time upon prior written notice to Leidos. Additionally, the Leidos PLA II will terminate if BBOT files a claim that asserts any portion of the licensed patent rights are invalid or unenforceable, unless BBOT withdraws or causes the withdrawal of such claim within a specified period of time. Leidos may terminate the Leidos PLA II in its entirety for BBOT’s material breach that is not remediated within a specified period of time, or upon the occurrence of certain events of BBOT’s insolvency. Further, Leidos has the right to terminate or modify the Leidos PLA II if Leidos determines that BBOT (i) is not using commercially reasonable efforts to develop and commercialize the licensed patent rights, (ii) has not achieved the milestone benchmarks set forth in the Leidos PLA II, or (iii) has willfully made a false statement of, or willfully omitted a material fact in the license application or any report required by the Leidos PLA II.

Leidos PLA III

On December 20, 2023, BBOT entered into a patent license agreement (the “Leidos PLA III”) with Leidos, pursuant to which BBOT received a worldwide, exclusive, royalty-bearing, sublicensable (through multiple tiers) license under certain patent rights relating to the Pan-KRAS inhibitor compounds to (i) make and have made, to use and have used, to sell and have sold, to offer to sell, to develop, and to import licensed products and (ii) practice and have practiced any licensed processes, in each case (i) and (ii), for prophylactic, therapeutic, and diagnostic use in humans and animals. The licensed patent rights result from an ongoing research collaboration between BBOT and Leidos, and BBOT may opt to negotiate an exclusive license to any additional inventions resulting from such research collaboration. Under certain circumstances and subject to restrictions, Leidos and the United States government reserve the right to a nonexclusive, royalty-free, irrevocable, nontransferable license under the licensed patent rights.

BBOT has certain typical diligence obligations under the Leidos PLA III, including the obligation to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, and upon the initial transfer of a licensed product or initial practice of a licensed process in exchange for compensation, the obligation to use reasonable commercial efforts to make the licensed products and licensed processes reasonably accessible to the United States public. In addition, BBOT has specific development and regulatory performance milestones to meet.

BBOT made a one-time, noncreditable, nonrefundable upfront payment of $750,000 to Leidos after BBOT entered into the Leidos PLA III. Additionally, BBOT is obligated to pay Leidos (i) a nonrefundable minimum annual royalty of a specified amount until the initial transfer of a licensed product or initial practice of a licensed process in exchange for compensation, (ii) a low, single-digit royalty on sales of licensed products, (iii) up to a total of (A) $6.75 million in development milestones for the first indication for the first licensed product and (B) $ 1.875 million in development milestones for the second indication for each licensed product, (iv) a low double-digit percentage of certain non-royalty consideration received under a sublicense to a third party, and (v) reimburse Leidos for patenting expenses for the licensed patent rights, if any.

The term of the Leidos PLA III will extend to the expiration of the last to expire of the licensed patent rights, unless earlier terminated. The licensed patent applications, if issued, are expected to expire between 2042-2044. BBOT has the unilateral right to terminate the Leidos PLA III at any time upon prior written notice to Leidos. Additionally, the Leidos PLA III will terminate if BBOT files a claim that asserts any portion of the licensed patent rights are invalid or unenforceable, unless BBOT withdraws or causes the withdrawal of such claim within a specified period of time. Leidos may terminate the Leidos PLA III in its entirety for BBOT’s material breach that is not remediated within a specified period of time, or upon the occurrence of certain events of BBOT’s insolvency. Further, Leidos has the right to terminate or modify the Leidos PLA III if Leidos determines that BBOT (i) is not using commercially reasonable efforts to develop and commercialize the licensed patent rights, (ii) has not achieved the milestone benchmarks set forth in the Leidos PLA III, or (iii) has willfully made a false statement of, or willfully omitted a material fact in the license application or any report required by the Leidos PLA III.

Manufacturing and Supply

BBOT currently contracts with third parties to manufacture its products and anticipates using third parties for all preclinical, clinical and commercial manufacturing if any of our investigational products obtain marketing approval. BBOT does not own or operate facilities for product manufacturing, packaging, storage and distribution, or testing. We have internal personnel and utilize consultants with extensive technical, manufacturing, analytical, and quality experience to oversee contract manufacturing and testing activities. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our investigational products.

BBO-8520:    We have engaged a contract manufacturer who has manufactured the starting material for our API, and then manufactured four API and drug product lots under cGMP. BBOT is currently establishing the stability of this dug substance and drug product.

BBO-10203:    We have engaged a contract manufacturer who has manufactured the starting material for our API, and three lots of API and drug product under cGMP. Stability testing for the API and drug product is ongoing.

BBO-11818:   We recently initiated scale-up manufacturing activities for BBO-11818, an orally administered small molecule drug, to support a phase 1 clinical study in 2025.

To date, we have obtained APIs and drug product for our investigational products from single-sourced third-party CMOs. We are in the process of developing our supply chain for each of our investigational products and put in place framework agreements under which CMOs will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs, and which agreements will provide us with intellectual property rights necessary to conduct the business. BBOT will continue to expand and strengthen its network of third-party providers to include second sourcing and diversification of the supply chain as circumstances warrant. Overall, as we advance our investigational products through development, we will start by seeking multiple sources for raw materials and address other potential points of concern over time.

Commercialization

We intend to retain significant development and commercial rights to our investigational products and, if marketing approval is obtained, to commercialize our investigational products on our own, or potentially with a partner, in the U.S. and other regions. We intend to build the necessary infrastructure and sales, marketing and commercial product distribution capabilities for the U.S., and potentially other regions, following further advancement of our investigational products. Clinical data, the size of the addressable patient population and the size of the commercial infrastructure and manufacturing needs and economics related to the foregoing may all influence or alter our commercialization plans.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing and commercialization of cancer therapies. Any investigational products that we successfully develop and commercialize will compete with new therapies that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop small molecules and drug conjugates as treatments for cancer patients. There are many other companies that have commercialized and/or are developing such treatments for cancer including large pharmaceutical and biotechnology companies, such as AstraZeneca plc, Bristol-Myers Squibb Company, Merck, Pfizer in partnership with Merck KGaA, Regeneron Pharmaceuticals, Inc. in partnership with Sanofi Genzyme and Roche.

We are currently developing BBO-8520 in KRASG12C NSCLC as a KRASG12C ON/OFF inhibitor. If approved, BBO-8520 would compete with approved KRASG12C inhibitors Sotorasib and Adagrasib, which target the OFF state of the KRASG12C protein. There are also a number of other KRASG12C OFF inhibitor product candidates in clinical development, including Divarasib, Opnurasib, Glecirasib, Olomorasib, and MK-1084. In addition, BBO-8520 may compete with Elironrasib, a tricomplex inhibitor of KRASG12C ON that is currently in early clinical development and FMC-376, a direct inhibitor of KRASG12C ON/OFF that is currently in early clinical development. BBO-10203 is being developed in hormone receptor-positive PIK3CA mutant breast cancer in combination with HR-directed therapies and CDK4/6 inhibitors, HER2-positive breast cancer in combination with HER2-directed biologics, and KRASG12X NSCLC, CRC, and PDAC in combination with KRAS inhibitors. If approved in the HR+ PIK3CAmut breast cancer setting, BBO-10203 will compete with approved non-mutant-selective PI3Kα inhibitors, Alpelisib and Inavolisib. BBO-10203 may also compete with mutant-selective PI3Kα inhibitors that are currently in clinical development such as STX-478, RLY-2608, and OKI-219. BBO-10203 may also compete with downstream inhibitors of the PI3Kα pathway such as AKT inhibitor Capivasertib and mTOR inhibitor Everolimus as well as PI3K/mTOR inhibitors such as Gedatolisib. In HER2+ breast cancer, if approved, BBO-10203 may compete with approved small molecule inhibitors of HER2 including Tucatinib, Neratinib, and Lapatinib as well as small molecules inhibitors of HER2 that are currently in clinical development such as ELVN-002, Pyrotinib, Epertinib, IAM-1363, DZD-1516. In KRASmut tumors BBO-10203 may compete with Daraxonrasib, a pan-RAS inhibitor currently in early clinical development and ERAS-0015, a pan-RAS inhibitor currently in preclinical development.

BBO-11818 is planned to be developed in KRASG12X mutant solid tumors with a specific focus on KRASG12D and KRASG12V mutant tumors in NSCLC, CRC, and PDAC. If approved, BBO-11818 may compete with other pan-KRAS inhibitors currently in clinical or preclinical development such as QTX-3034, BI3706674, QLC1101, PF-07934040, YL-17231, JAB-23400, LY4066434, ABT-200, QTX-3544, BPI-585359, GFH547, ERAS-4001. BBO-11818 may also compete with KRASG12D inhibitors currently in clinical or preclinical development such as RMC-9805, ASP-3082, HRS-4642, INCB161734, GHF-375, TSN1611, ASP4396, QTX-3046, SHR1127, LY3962673, HBW-012D. BBO-11818 may compete with KRASG12V inhibitors currently in preclinical development such as RMC-5127. BBO-11818 may also compete with Daraxonrasib, a pan-RAS inhibitor currently in early clinical development and ERAS-0015, a pan-RAS inhibitor currently in preclinical development.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our investigational products, if approved, are likely to be their degree of efficacy, tolerability profile, convenience and price, the effectiveness of companion diagnostics (if required), the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Government Regulation

Government authorities in the U.S. at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the U.S., the FDA regulates drugs under the Food, Drug, and Cosmetic Act (“FDCA”). Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application (“NDA”), process before they may be legally marketed in the U.S. The process generally involves the following:

•        completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with the FDA’s Good Laboratory Practice (“GLP”);

•        submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•        approval by an independent IRB or ethics committee at each clinical trial site before each trial may be initiated;

•        performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related protocols and regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

•        submission to the FDA of an NDA after completion of pivotal trial(s) and other required clinical studies;

•        determination by the FDA within 60 days of its receipt of an NDA to accept the filing for substantive review;

•        satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•        potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

•        FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, if applicable, prior to any commercial marketing or sale of the drug in the U.S.; and

•        compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all clinical trial subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study is conducted in accordance with GCP, including review and approval by an independent ethics committee (IEC) and informed consent from subjects. The GCP requirements are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. FDA must also be able to validate the data from the study through an on-site inspection if necessary. An NDA based solely on foreign clinical data meeting U.S. criteria for marketing approval may be approved if (1) the foreign data are applicable to the U.S. population and U.S. medical practice, (2) the studies have been performed by clinical investigators of recognized competence and (3) the FDA is able to validate the data through an onsite inspection or other appropriate means, if deemed necessary.

Clinical trials in the U.S. generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, which may overlap or be combined.

•        Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

•        Phase 2 clinical trials involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

•        Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. The sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse reactions, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects, and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the clinical trial subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial.

Concurrent with clinical trials, companies often complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process, as performed by the manufacturing facility, must be capable of consistently producing quality batches of our product candidates. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their labeled shelf life.

NDA Review Process

Following completion of the clinical trials, the results of preclinical studies and clinical trials are submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data, which is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. In short, the NDA is a request for approval to market the drug in the U.S. for one or more specified indications and must contain proof of safety and efficacy for a drug.

The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA must be obtained before a drug may be legally marketed in the U.S.

Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of a new molecular-entity NDA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA designated for priority review. The FDA may make a decision earlier than the PDUFA goal date or, the review process may be extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements.

Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process.

After the FDA evaluates an NDA, it will issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The complete response letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a complete response letter is issued, the applicant may resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application, or request the opportunity for a hearing. Even if an applicant submits the requested data and information, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our product candidates for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication. If one of our product candidates designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a number of programs intended to facilitate and expedite development and review of new drugs if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.

The fast track program is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

Additionally, a drug may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Post-approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse events and comply with promotion and advertising requirements. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals, including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

•        fines, warning letters, or holds on post-approval clinical studies;

•        refusal of the FDA to approve pending applications or supplements to approved applications;

•        suspension or revocation of product approvals;

•        product seizure or detention;

•        refusal to permit the import or export of products; and

•        injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed.

Other U.S. Regulatory Matters

Pharmaceutical manufacturers are subject to various healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Our conduct, including those of our employees, as well as our business operations and relationships with third parties, including current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market, and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

•        Anti-Kickback Statute.    The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward or in return for, either the referral of an individual for or the purchase, lease or order of a good, facility, item or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

•        False Claims Laws.    The federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties. Pharmaceutical companies can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•        HIPAA.    HIPAA imposes criminal and civil liability for, among other things, executing a scheme or making materially false statements in connection with the delivery of or payment for health care benefits, items or services. Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations on covered entities and their business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information.

•        The U.S. Federal Physician Payments Sunshine Act.    The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or transfers of value made to physicians, other healthcare providers and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members.

•        Price Reporting Laws.    Certain federal and state laws including U.S. federal government price reporting laws, which require manufacturers to calculate and report complex pricing metrics in an accurate and timely manner to government programs.

•        Analogous State and Foreign Laws.    Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, can apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors and are generally broad and are enforced by many different federal and state agencies as well as through private actions.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Affordable Care Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents, if issued, may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA by another applicant. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls.

The EU Clinical Trials Directive has been repealed by the Clinical Trials Regulation (EU) No. 536/2014 (“EU Clinical Trials Regulation”), which became applicable on 31 January 2022. The EU Clinical Trials Regulation harmonizes the processes for assessment and supervision of clinical trials throughout the EU. The EU Clinical Trials Regulation enables sponsors to submit one online application via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European Union countries, making it more efficient to carry out such multinational trials and for EU Member States to evaluate and authorize such applications together, via the CTIS.

Other key benefits of the EU Clinical Trials Regulation include:

•        improving information-sharing and collective decision-making on clinical trials;

•        increasing transparency of information on clinical trials;

•        ensuring high standards of safety for all participants in EU clinical trials.

For clinical trials conducted in the EU, sponsors must report suspected unexpected serious adverse reactions through the EudraVigilance system.

European Union Drug Review and Approval

In the European Economic Area (“EEA”), which comprises the Member States of the European Union and three European Free Trade Association States (Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a marketing authorization (“MA”). There are two types of MAs.

•        The centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, of the EMA, and is valid throughout the entire territory of the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

•        National MAs, which are issued by the competent authorities of the Member States of the EU and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EU, this national MA can be recognized in other EU Member States through the mutual recognition procedure. If the product has not received a national MA in any EU Member State at the time of application, it can be approved simultaneously in various EU Member States through the decentralized procedure.

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EU make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and Marketing Exclusivity

In the EU, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Orphan Designation

In the EU, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU and that, without incentives, it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment in development. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EU, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a 10-year period of market exclusivity. During this market exclusivity period, the EMA or the EU Member State competent authorities, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication as the authorized orphan product. The period of market exclusivity is extended by two years for orphan medicines that have also complied with an agreed pediatric investigational plan.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example because the product is sufficiently profitable not to justify market exclusivity. In very select cases a marketing authorization may be granted to a similar medicinal product for the same indication as an authorized orphan product during the market exclusivity period, such as where there is consent from the marketing authorization holder for the authorized orphan product, inability to supply sufficient quantities of the authorized orphan product, or demonstration of “clinical superiority” by a similar medicinal product to the authorized orphan product. Medicinal products designated as orphan products are eligible for incentives made available by the EU and its Member States to support research into, and the development and availability of, orphan products.

All of the aforementioned EU rules are generally applicable in the EEA.

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval, and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

Coverage and Reimbursement

Sales of our products, if approved, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the U.S., for example, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Additionally, coverage policies and third party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

In addition, in case a drug product needs companion diagnostics, then companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Healthcare Reform

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Affordable Care Act substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. The Affordable Care Act contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (“AMP”), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

Other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. These changes included the U.S. Budget Control Act of 2011, which among other things, included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2031 unless additional congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, currently previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. The Inflation Reduction Act of 2022 (the “IRA”) also was signed into law in August 2022. The IRA, in part, creates a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, imposes new manufacturer financial liability on all drugs in Medicare Part D, allows the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, requires companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delays the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effect of IRA on our business and the healthcare industry in general is not yet known. Overall, these new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is possible that additional governmental action is taken in response to the ongoing COVID-19 pandemic, which may impact our business. We are unable to predict the future course of federal or state healthcare legislation in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

Facilities

Our principal executive office is located in South San Francisco, California, where we lease approximately 11,000 square feet of combined office and lab space under a lease that terminates in April 2030. We believe that these existing facilities will be adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms, if required.

Human Capital

As of March 31, 2025, we had 62 employees, all of whom were full-time and 41 of whom were engaged in research and development activities. Of these employees, 37 are located in the San Francisco Bay area. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

We recognize that attracting, motivating and retaining talent at all levels is vital to our continued success. Our employees are a significant asset and we aim to create an environment that is equitable, inclusive and representative in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining our workforce to support our current pipeline and future business goals. By focusing on employee retention and engagement, we also improve our ability to support our clinical-stage platform, business and operations, and also protect the long-term interests of our securityholders. Our success also depends on our ability to attract, engage and retain a diverse group of employees. Our efforts to recruit and retain a diverse and passionate workforce include providing competitive compensation and benefits packages and ensuring we listen to our employees.

We value agility, passion and teamwork, and are building a diverse environment where our employees can thrive and one that inspires exceptional contributions and professional and personal development in order to achieve our mission to significantly change the practice of oncology. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our Company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We are committed to providing a competitive and comprehensive benefits package to our employees. Our benefits package provides a balance of protection along with the flexibility to meet the individual health and wellness needs of our employees.

We plan to continue to develop our efforts related to attracting, retaining and motivating our workforce as we grow and develop and hire more employees.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BBOT

The following discussion and analysis of BBOT’s financial condition and results of operations of TheRas, Inc., d/b/a BridgeBio Oncology Therapeutics (for purposes of this section, “BBOT” “we” “our” or “us”) should be read together with BBOT’s audited financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.

Overview

BBOT is a clinical-stage biopharmaceutical company advancing a next-generation pipeline of novel small-molecule therapeutics targeting RAS and PI3K malignancies. BBOT is headquartered in South San Francisco, California.

BridgeBio Pharma, Inc. is a commercial-stage biopharmaceutical company founded to discover, create, test, and deliver transformative medicines to treat patients who suffer from genetic diseases and cancers with clear genetic drivers. BridgeBio Pharma, Inc. and its controlled entities (collectively, “BridgeBio Pharma”) are related parties of the Company.

BBOT was established in August 2016 by BridgeBio Pharma and operated as part of BridgeBio Pharma through April 30, 2024. Since its inception, BBOT has devoted substantially all of its resources to raising capital, conducting discovery and research activities, and establishing arrangements with third parties. BBOT is currently developing three lead product candidates:

•        BBO-8520 is a direct inhibitor of KRASG12C in both the “ON” and “OFF” states and is currently being evaluated in Phase 1 ONKORAS-101 trial (NCT06343402) for patients with KRASG12C mutant non-small cell lung cancer.

•        BBO-10203 is an orally bioavailable small molecule with a novel mechanism of action designed to inhibit the physical interaction between RAS and PI3Kα, inhibiting RAS-driven PI3Kα-AKT signaling in tumors. BBO-10203 is being evaluated in the Phase 1 BREAKER-101 trial (NCT06625775) for patients with locally advanced and unresectable or metastatic HER2+ breast cancer, HR+/HER2- breast cancer, KRAS mutant colorectal cancer and KRAS mutant non-small cell lung cancer.

•        BBO-11818 is a pan-KRAS inhibitor that targets mutant KRAS in both the “ON” and “OFF” states. It has strong potency against KRASG12D and KRASG12V mutants.

BBOT has no product candidates approved for sale and has not generated any revenue. To date, BBOT has funded its operations primarily with proceeds from the issuance of its redeemable convertible preferred stock. Between its inception and December 31, 2024, BBOT has received gross proceeds of $323.9 million from the sales of its redeemable convertible preferred stock and issued $23.3 million of redeemable convertible preferred stock to BridgeBio Pharma in exchange for the settlement of related party payables. As of December 31, 2024, BBOT had cash, cash equivalents, and marketable securities of $155.6 million.

Since its inception, BBOT has incurred significant operating losses. For the years ended December 31, 2024 and 2023, BBOT incurred a net loss of $74.3 million and $64.7 million, respectively. As of December 31, 2024, BBOT had an accumulated deficit of $222.5 million. Our ability to generate sufficient product revenue to achieve profitability will depend heavily on the development and eventual commercialization efforts related to our product candidates. We expect to continue to incur significant expenses, and our operating losses are expected to increase for the foreseeable future if and as we:

•        Advance our existing and future research and development and discovery-related development of our development programs, including potential expansion into additional indications;

•        Seek and identify additional research programs and product candidates and initiate discovery-related activities and preclinical studies for those programs;

•        Complete future clinical studies for our product candidates;

•        Pursue investigational new drug applications or comparable foreign applications that allow commencement of the planned clinical trials or future clinical trials for any programs we may develop;

•        Initiate enrollment and successfully complete clinical trials;

•        Pursue positive results from our future clinical trials that support an acceptable risk-benefit profile in the intended populations, and a competitive efficacy, safety, and half-life profile;

•        Hire research and development, clinical, manufacturing, and commercial personnel;

•        Add operational, financial, and management information systems and personnel;

•        Experience any delays, challenges, or other issues associated with the preclinical and clinical development of our product candidates, including with respect to our regulatory strategies;

•        Develop, maintain, and enhance sustainable, scalable, reproducible, and transferable clinical and commercial-scale current good manufacturing practices (“cGMP”) capabilities through a third party or our own manufacturing facility for the product candidates that we may develop;

•        Seek, obtain, and maintain regulatory approvals for any product candidates for which we successfully complete clinical trials;

•        Ultimately establish a sales, marketing, and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval;

•        Generate revenue from commercial sales of product candidates for which we receive regulatory approval, if any;

•        Maintain safety, tolerability, and efficacy profile of any product we may develop in additional indications following approval in one indication;

•        Maintain, expand, enforce, defend, and protect our intellectual property portfolio and other intellectual property protection or regulatory exclusivity for any products we may develop and defend any intellectual property-related claims;

•        Further acquire or in-license product candidates or programs, intellectual property, and technologies;

•        Maintain our current licenses and establish and maintain any future collaborations, including making related development and sales milestone payments, royalties, or other required payments; and

•        Incur additional costs of operating as a public company, including increased costs of audit, legal, regulatory, and tax-related services associated with maintaining compliance with an exchange listing and U.S. Securities and Exchange Commission (“SEC”) requirements, director and officer insurance premiums and investor and public relations costs.

Any changes in the outcome of any of these variables could result in a significant change in the costs and timing associated with the development of our product candidates. For example, if the U.S. Food and Drug Administration or another comparable regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required to complete clinical development and obtain regulatory approval of one or more product candidates, or if we experience significant delays in our preclinical studies or clinical trials, we would be required to expend significant additional financial resources and time to advance and complete clinical development. We may never obtain regulatory approval for any of our product candidates.

We will not generate revenue from product sales unless and until we successfully initiate and complete clinical development and obtain regulatory approval for any product candidates. If we obtain regulatory approval for any of our product candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, manufacturing, marketing, and distribution.

As a result of the above factors, we expect to need substantial additional funding to support our continued operations and growth strategy. Until such a time as we can generate significant revenue from our product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, including collaborations with other companies or other strategic transactions. We may not be able to raise additional funds or enter into such other agreements on favorable terms or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our programs.

Because of the numerous risks associated with product development, we cannot accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or cannot sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

The Business Combination

On February 28, 2025, BBOT entered into a definitive business combination agreement (“Business Combination Agreement”) with Helix Acquisition Corp. II (“Helix”), a publicly traded special purpose acquisition company listed on the Nasdaq under the ticker symbol “HLXB.” Subject to the Business Combination Agreement closing, Helix II Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Helix, will merge with and into BBOT, with BBOT surviving the merger as a wholly-owned subsidiary of Helix (“Merger”). In connection with the Merger, it is expected that Helix will change its name to BridgeBio Oncology Therapeutics, Inc. (“PubCo”) and redomicile as a Delaware corporation (“Business Combination”). The combined company’s common stock is anticipated to be listed on the Nasdaq under the ticker symbol “BBOT.” We anticipate this transaction to be completed in 2025.

Prior to the Business Combination closing, we will remain subject to customary interim operating covenants imposed by Helix. These interim operating covenants are designed to ensure that we operate in a manner consistent with past practices. Specifically, we are required to conduct our business in the ordinary course, remain in compliance with the laws and regulations, and use commercially reasonable efforts to preserve the business operations, goodwill, and relationships with employees, suppliers, and other third parties. The interim operating covenants impose certain restrictions on our ability to obtain debt financing, make significant capital expenditures, or execute material contracts other than those in the ordinary course of business and consistent with past practices. These interim operating covenants are typical for similar transactions, and we do not anticipate that they will materially impact our operations.

Concurrent with the execution of the Business Combination Agreement, Helix entered into subscription agreements (“Subscription Agreements”) with certain investors to which it agreed to issue and sell to investors in a private placement financing (“PIPE”) shares of its common stock for an aggregate purchase price of approximately $260.9 million, which is expected to close immediately prior to the closing of the Business Combination (the “Closing”). The proceeds from the PIPE are expected to advance the project pipeline of PubCo, the combined operating company, and will be used for research and development, business development, working capital, and other general corporate purposes.

We estimate that the net proceeds from the Business Combination and the PIPE Investments, together with our existing cash, cash equivalents and short-term marketable securities as of the date of this proxy statement/prospectus, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into 2027. We have based this estimate on assumptions that may prove to be wrong, and our operating plan may change due to many factors currently unknown to management. We could exhaust our available capital resources after the Business Combination closing sooner than management expects. See “Liquidity and Capital Resources” below and “Risk Factors” elsewhere in this proxy statement/prospectus.

The Business Combination is anticipated to be accounted for as a reverse recapitalization. BBOT will be the deemed acquirer for accounting purposes, and PubCo, the combined entity, will be the successor SEC registrant, resulting in BBOT’s financial statements for historical periods being disclosed in the PubCo’s future periodic reports filed with the SEC. Under this method of accounting, Helix will be treated as the acquired company for accounting purposes. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

As a result of the Business Combination, PubCo will become the successor to a publicly traded company, which will require the hiring of additional personnel and the implementation of procedures and processes to comply with public company regulatory requirements and customary practices. PubCo will be classified as an emerging growth company (“EGC”), as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”). Upon completion of the Business Combination, PubCo, as an EGC, will be provided certain disclosure and regulatory relief, provided by the SEC under the JOBS Act.

Impact of General Economic Risk Factors on the Operations of BBOT

Uncertainty in the global economy presents significant risks to our business. We are subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics, particularly in the pharmaceutical and biotech spaces, recent bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions.

While we closely monitor the impact of the current macroeconomic and geopolitical conditions on all aspects of our business, including the impacts on participants in any future clinical trials and our employees, suppliers, vendors, business partners, and our future access to capital, the ultimate extent of the impact on our business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside of our control and could exist for an extended period. We will continue to evaluate the nature and extent of the potential impacts on our business, results of operations, liquidity, and capital resources.

Basis of Presentation

The financial statements of BBOT for the years ended December 31, 2024 and 2023 are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). All costs, assets, and liabilities directly associated with BBOT’s business activity are included in our financial statements.

From its inception through the issuance of the Series B redeemable convertible preferred stock (“Series B”) on April 30, 2024, BBOT had been majority-owned and controlled by BridgeBio Pharma. After the Series B issuance, no individual investor or related party group had a controlling financial interest in BBOT, and it started operating on a standalone basis. After April 30, 2024, the financial information in the financial statements relates to BBOT operating on a standalone basis.

Prior to April 30, 2024, BBOT operated as part of BridgeBio Pharma and not as an independent entity. From inception through April 30, 2024, the financial statements of BBOT have been derived from BridgeBio Pharma’s historical accounting records and are presented on a carve-out basis. For periods prior to April 30, 2024, the financial statements of BBOT include allocations of certain general and administrative expenses to BBOT from BridgeBio Pharma. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had BBOT been an entity that operated independently from BridgeBio Pharma.

Components of Results of Operations

Revenues

To date, BBOT has not generated any revenue and does not expect to generate any revenue in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue from product sales in the future. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

•        Employee-related expenses, including salaries, related benefits, stock-based compensation, and travel expenses for employees engaged in research and development functions;

•        Expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with CROs;

•        The cost of consultants and contract manufacturing organizations, or CMOs, that manufacture drug products for use in our preclinical studies and clinical trials;

•        Facilities, depreciation, insurance, and other direct and allocated expenses incurred as a result of research and development activities; and

•        Payments made under third-party licensing and asset acquisition agreements.

We expense research and development costs as incurred. Nonrefundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Our direct research and development costs consist primarily of external costs, such as fees paid to consultants, contractors, CMOs, and CROs in connection with our preclinical and clinical development activities.

We are heavily dependent on the success of our product candidates, which are in early stages of development, and require a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical and preclinical development activities in the near term and in future reporting periods, as we conduct additional clinical trials for our product candidates. The Company currently tracks research and development expenses based on expense nature.

General and Administrative Expenses

Our general and administrative costs consist primarily of employee-related costs, travel expenses, expenses for outside professional services, including legal, human resources, audit, accounting, and tax services, and allocated facilities-related costs. Employee-related costs include salaries, bonuses, related benefits, and stock-based compensation.

We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and listing standards applicable to companies listed on a national securities exchange, additional insurance expenses, investor relations activities, and other administrative and professional services. We also expect to increase the size of our administrative, finance, and legal functions to support the anticipated growth of our business.

Other Income (Expenses), Net

Interest Income

Other income consists of interest income earned on our cash equivalents and marketable securities, and other miscellaneous income unrelated to our core operations.

Income from Related Party Under Transition Services Agreement

Other income also includes income for services provided to BridgeBio Pharma subsequent to the BBOT Series B Financing under the transition services agreement between BridgeBio Pharma and BBOT.

Change in Fair Value of Participation Right Liability

Change in fair value of participation right liability represents the income or expense from the right to participate in the BBOT Series B Financing that we provided to the Regents of the University of California (“UCSF”), which was determined to be a freestanding financial instrument. This right was not exercised upon the initial issuance of the Series B in April 2024 and was subsequently extended through March 2025.

Results of Operations

The following table sets forth a summary of BBOT’s results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023	Change	Change, %
Operating expenses:
Research and development	$73,107	$56,286	$16,821	29.9
General and administrative	7,756	8,485	(729)	(8.6)
Total operating expenses	80,863	64,771	16,092	24.8

Loss from operations	(80,863)	(64,771)	(16,092)	24.8
Other income (expense), net
Interest income	6,377	72	6,305	*
Income from related party under transition services agreement	775	—	775	100
Change in fair value of participation right liability	(564)	—	(564)	100
Total other income (expense), net	6,588	72	6,516	*
Net loss	$(74,275)	$(64,699)	$(9,576)	14.8

____________

*        — not meaningful

Operating Expenses

Research and Development Expenses

Research and development expenses consisted of the following components (in thousands):

	Year Ended December 31,
	2024	2023	Change
Personnel-related expenses	$21,004	$13,313	$7,691
Research and drug discovery	14,858	18,288	(3,430)
Contract manufacturing	10,571	4,767	5,804
Clinical development	9,253	1,285	7,968
Professional and consultant fees	8,872	1,033	7,839
Stock-based compensation	3,073	13,072	(9,999)
Facility-related and other expenses	3,478	3,394	84
License fees	1,998	1,134	864
Total research and development	$73,107	$56,286	$16,821

Research and development expenses increased by $16.8 million or 29.9%, from $56.3 million for the year ended December 31, 2023 to $73.1 million for the year ended December 31, 2024. The changes in research and development expenses reflect our progress in clinical trials and contract manufacturing related to our product candidates. The increase was primarily driven by an $8.0 million increase in clinical development costs for our product candidates, a $7.8 million increase in professional and consulting services to advance our product candidates, a $7.7 million increase in employee-related benefits, a $5.8 million increase in contract manufacturing costs, and a $0.9 million increase in license fees. This increase was partially offset by a $10.0 million decrease in stock-based compensation driven by significant amounts recognized during the year ended December 31, 2023 for the achievement of the development milestones, and a $3.4 million decrease in research and drug discovery as two of our product candidates proceeded to the clinical stage.

General and Administrative Expenses

General and administrative expenses decreased by $0.7 million or 8.6%, from $8.5 million for the year ended December 31, 2023 to $7.8 million for the year ended December 31, 2024. The reduction was primarily driven by a $2.0 million decrease in stock-based compensation and a $1.0 million decrease in personnel-related expenses as we started operating as a standalone entity. This decrease was partially offset by a $1.0 million increase in legal fees and a $0.8 million increase in professional and consulting fees such as administration, accounting, finance, human resources, and information technology.

Other Income (Expenses), Net

Interest Income

Interest income increased to $6.4 million for the year ended December 31, 2024, from the nominal amount for the year ended December 31, 2023, primarily due to our investments in marketable securities using the proceeds from the BBOT Series B Financing.

Income from Related Party Under Transition Services Agreement

Other income of $0.8 million for the year ended December 31, 2024 was related to the transition services agreement with BridgeBio Pharma executed after the BBOT Series B Financing. No similar income was recognized for the year ended December 31, 2023, since we operated as part of BridgeBio Pharma.

Change in Fair Value of Participation Right Liability

Change in fair value of participation right liability of $0.6 million represents the expense from the right to participate in the BBOT Series B Financing that we provided to UCSF and is driven primarily by the increase in the estimated fair value per share of the Series B. No similar expense was recognized for the year ended December 31, 2023, since this participation right was not triggered by any equity financing activity during that period.

Liquidity, Going Concern, and Capital Resources

Sources of Liquidity

Since our inception, we have incurred significant operating losses. For the years ended December 31, 2024, and 2023, we incurred a net loss of $74.3 million and $64.7 million, respectively. As of December 31, 2024, we had an accumulated deficit of $222.5 million.

In January 2017, BBOT issued to BridgeBio Pharma 8,998,965 shares of Series Seed redeemable convertible preferred stock in a single closing at $0.1112 per share for gross cash proceeds of $1.0 million. Between May 2017 and April 2024, BBOT issued to BridgeBio Pharma 122,927,763 shares of Series A redeemable convertible preferred stock (“Series A”) at $0.9999 per share for gross cash proceeds of $122.9 million and 23,312,615 shares of the Series A at $0.9999 per share in exchange for the settlement of related party payables of $23.3 million.

In April 2024, BBOT received $175.0 million in gross cash proceeds from the issuance of 222,278,669 shares of Series B at $0.7873 per share. In May 2024, BBOT received $25.0 million in gross cash proceeds through the issuance of 31,754,096 shares of Series B at $0.7873 per share. In March 2025, UCSF elected to exercise the Participation Right. BBOT settled the Participation Right in April 2025 through the issuance of 28,225,863 shares of the Series B redeemable convertible preferred stock for $22.2 million of cash proceeds.

In part to augment our cash resources, we entered into the Business Combination Agreement, which is expected to close in 2025. The financial statements of BBOT do not reflect the transactions contemplated by the Business Combination Agreement. However, we believe that the Business Combination will provide us with sufficient financing to our fund operations, research and development, and administration. Since the closing of the Business Combination is not solely within our control, the amounts held by Helix or proceeds from the PIPE Investment are not considered available to finance our operations for the audited financial statements of BBOT for the year ended December 31, 2024.

In the future, we plan to access capital resources through possible public or private equity offerings, debt financings, and other means. We are also seeking to access the capital markets by becoming a public company as a result of the Business Combination, if consummated. We have historically been able to raise capital through the issuance and sale of equity and equity-linked instruments, such as redeemable convertible preferred stock, although no assurance can be provided that we would continue to be successful doing so in the future. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. There is no assurance that additional financing will be available to us on acceptable terms or at all. Accordingly, our financial statements disclose a substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if we are unable to continue as a going concern due to the inability to obtain adequate financing in the future.

Cash Flows

The following table summarizes our cash flows during the periods indicated (in thousands):

	Year Ended December 31,
	2024	2023
Net cash used in operating activities	$(55,027)	$(52,079)
Net cash used in investing activities	(120,530)	(2,820)
Net cash provided by financing activities	206,290	55,124
Net increase in cash, cash equivalents, and restricted cash	$30,733	$225

Overview of BBOT Cash Flows

During the years ended December 31, 2024 and 2023, we received significant cash inflows presented as financing activities, including proceeds from Series A financing from BridgeBio Pharma and BBOT Series B Financing from new investors. The allocated carve-out expenses from BridgeBio Pharma are presented as constructive cash inflows from financing activities, as they are substantially similar to an equity transaction. We utilized proceeds from the issuance of redeemable convertible preferred stock to finance our operating activities during each of the periods presented.

Prior to April 30, 2024, we operated as part of the BridgeBio Pharma cash pooling system. Under the centralized cash management program, excess cash was swept into a cash pool managed by BridgeBio Pharma, with a corresponding related party receivable recognized by BBOT. Changes in related party receivables related to cash pooling arrangements are presented as investing activities. As a result, prior to the BBOT Series B Financing, our cash balances may not reflect how we would have financed our operations had BBOT been a separate, standalone entity.

Subsequent to April 30, 2024, we operated as a standalone entity and invested the available funds from the BBOT Series B Financing into marketable securities, which resulted in a significant increase in cash outflows from investing activities during the year ended December 31, 2024.

Material Adjustments for Non-Cash Transactions

During the years ended December 31, 2024, and 2023, we extinguished related party payables of $19.7 million and $2.1 million, respectively, due to the conversion of these liabilities into Series A redeemable convertible preferred stock issued to BridgeBio Pharma. These amounts are excluded from the cash inflows from financing activities.

During the year ended December 31, 2024, we reduced the proceeds from the BBOT Series B Financing to reflect $2.5 million for the initial fair value of the participation right liability. Additionally, at the time of the BBOT Series B Financing, we recognized $3.7 million from the forgiveness of our related party payables to BridgeBio Pharma as a deemed contribution credited to additional paid-in capital.

Net Cash Flows from Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $55.0 million. This amount consisted of our net loss of $74.3 million, adjusted for a change in net operating assets and liabilities of $15.6 million, offset by non-cash charges of $3.7 million. Our non-cash charges primarily consisted of $4.4 million for stock-based compensation, $0.6 million for change in fair value of participation right liability, partially offset by $1.5 million in net accretion and amortization of premiums and discounts on marketable securities. The net change in operating assets and liabilities was primarily due to an increase caused by an increase in our liabilities, including $9.4 million recognized from the net related party balances that were subsequently settled primarily through non-cash transactions, $4.9 million in accrued research and development liabilities, $2.7 million in accrued compensation and benefits, $2.5 million in accounts payable, and $0.5 million in accrued professional services. These changes were partially offset by an increase of $3.6 million in other assets and an increase of $1.0 million in prepaid expenses and other current assets.

Net cash used in operating activities for the year ended December 31, 2023 was $52.1 million and primarily consisted of our net loss of $64.7 million, a change in net operating assets and liabilities of $3.9 million, partially offset by non-cash charges of $16.6 million. Our non-cash charges primarily consisted of $16.5 million for stock-based compensation. The net change in operating assets and liabilities was primarily due to a $2.6 million decrease recognized from the net change in related party balances and an increase of $1.4 million in other assets. These changes were partially offset by an increase of $0.3 million in accounts payable.

Net Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $120.5 million, which consisted of $154.4 million in purchases of marketable securities offset by $31.5 million in maturities of marketable securities and $2.4 million cash outflow related to cash pooling arrangement with BridgeBio Pharma.

Net cash used in investing activities for the year ended December 31, 2023 was $2.8 million, which consisted of $2.4 million cash inflow related to cash pooling arrangement with BridgeBio Pharma and $0.4 million in laboratory equipment purchases.

Net Cash Flows from Financing Activities

Net cash provided by financing activities of $206.3 million for the year ended December 31, 2024 included primarily the net proceeds from the BBOT Series B Financing of $199.3 million, net proceeds from the Series A financing of $5.9 million, and $1.1 million for constructive cash inflows relate to contributions from BridgeBio Pharma.

Net cash provided by financing activities for the year ended December 31, 2023 included the net proceeds from the Series A financing of $51.5 million and $3.6 million for constructive cash inflows relate to contributions from BridgeBio Pharma.

Future Funding Requirements

We will not generate revenue from product sales unless we complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

Subsequent to the Business Combination, we expect to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution, or licensing arrangements. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures, or declaring dividends. Further, we may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with research, development, and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•        The successful achievement of preclinical and clinical milestones;

•        Continuing our research and drug discovery and development efforts;

•        Conducting preclinical and clinical trials for our current product candidates and additional product candidates;

•        Establishing a sales, marketing, and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval;

•        Establishing and maintaining manufacturing and supply chain capacity sufficient to provide adequate supplies of our product candidates to support our ongoing and planned clinical trials and commercial quantities of any product candidates for which we may obtain marketing approval;

•        Maintaining, expanding, and protecting our intellectual property portfolio;

•        Acquiring or in-licensing other product candidates and technologies;

•        Continuing to discover and develop additional product candidates;

•        Hiring additional personnel to support our product candidate development efforts to obtain regulatory approval and securing additional facilities for operations; and

•        Operating as a public company following the Business Combination.

Because of the numerous risks and uncertainties associated with development of our product candidates, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at the planned levels and be forced to reduce or terminate our operations.

License and Collaboration Agreements

The Regents of the University of California License Agreements

In September 2016, BBOT entered into a license agreement with UCSF and was granted certain worldwide exclusive licenses to use the licensed compounds (the “UCSF License”). The UCSF License was subsequently amended and was terminated in June 2021.

Under the UCSF License, UCSF received a right but not an obligation to purchase up to 10% of securities in any offering on the same terms as other investors, which survived the termination of the UCSF License (“Participation Right”). Because UCSF was not notified of the BBOT Series B Financing at the time it was completed in 2024, the Participation Right was extended through March 29, 2025. As a result, UCSF received the right to purchase up to 28,225,863 shares of Series B at the original issue price of $0.7873 per share. As of December 31, 2024, the Company recognized a liability of $3.1 million in connection with the Participation Right.

In March 2025, UCSF elected to exercise the Participation Right in full. In April 2025, the Participation Right was settled through the issuance of 28,225,863 shares of the Series B redeemable convertible preferred stock, and we received $22.2 million in cash from the issuance of Series B shares to UCSF.

Leidos Biomedical Research License and Cooperative Research and Development Agreements

In March 2017, BBOT entered into a cooperative research and development agreement (“Leidos CRADA”) with Leidos Biomedical Research, Inc. (“Leidos”). In December 2018, BBOT and Leidos entered into a license agreement (“Initial Leidos License”), under which BBOT was granted certain worldwide exclusive licenses to use the licensed compounds related to its drug discovery and development initiatives. The Initial Leidos License was terminated in 2021.

BBOT and Leidos subsequently entered into three additional license agreements (“Additional Leidos Licenses”), including two related to KRAS G12C inhibitor and P13Ka breaker compounds that were executed in August 2022, and one related to the PanKRAS inhibitor executed in December 2023. The Leidos CRADA, Initial Leidos License, and Additional Leidos Licenses are referred to as the “Leidos Agreements.”

Under the Additional Leidos Licenses, BBOT incurred initial upfront fees of $1.8 million and BBOT is required to pay Leidos certain annual license maintenance fees and royalties on net sales for such licensed compounds. See “License and Cooperative Research Development Agreements.” As of December 31, 2024, BBOT is obligated to make contingent milestone payments totaling up to $24.9 million upon the achievement of certain clinical and regulatory milestones.

For the years ended December 31, 2024 and 2023, BBOT recognized research and development expenses of $3.6 million and $3.1 million, respectively, in connection with the Leidos Agreements.

Lawrence Livermore National Security License and Cooperative Research and Development Agreements

In May 2018, BBOT entered into a cooperative research and development agreement (“LLNS CRADA”) with Lawrence Livermore National Security, LLC (“LLNS”) to bring new knowledge therapeutics possibilities to KRAS drug discovery utilizing LLNS’ high-performance computing machines. BBOT and LLNS executed four subsequent amendments to the LLNS CRADA between December 2019 and December 2023 to clarify the scope and provide for term extensions. In July 2022, BBOT entered into an exclusive patent license agreement for KRAS G12C inhibitors and an exclusive patent license agreement for PI3Kα breaker compounds. In December 2024, BBOT entered into an exclusive license agreement with LLNS for research and development of Pan KRAS inhibitor. These three agreements are collectively referred to as the LLNS Agreements.

Upon execution of the LLNS Agreements, BBOT paid initial upfront cash fees of $0.2 million in the aggregate. In addition, under the terms of the LLNS Agreements, BBOT is required to pay LLNS certain annual license maintenance fees and royalties to LLNS on net sales for such licensed compounds. See “License and Cooperative Research and Development Agreements.” As of December 31, 2024, BBOT is required to make contingent milestone payments totaling up to $20.5 million upon the achievement of certain clinical, regulatory, and sales milestones.

For the years ended December 31, 2024 and 2023, BBOT recognized research and development expenses of $2.1 million and $0.5 million, respectively, in connection with the LLNS Agreements.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in Note 2 to BBOT’s financial statements included elsewhere in this proxy statement/prospectus. We believe that the following accounting policies are most critical to the judgments and estimates used in the preparation of the BBOT financial statements.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel-related costs, including stock-based compensation, laboratory supplies, preclinical studies, clinical trials, and related clinical manufacturing costs, costs related to manufacturing preparations, fees paid to other entities to conduct certain research and development activities on our behalf, and allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed. Subsequently, advance payments are recognized as research and development expenses, which may include estimates related to the progress of the underlying activities.

Accrued Research and Development Liabilities

We record accrued liabilities for estimated costs of research and development activities conducted by third-party service providers, including preclinical studies and clinical trials, and contract manufacturing activities. We record the estimated costs of research and development activities based on the estimated amount of services provided but not yet invoiced and include these costs in accrued research and development liabilities in the balance sheet and within research and development in the statement of operations. These costs are a significant component of our research and development expenses.

We accrue for these costs based on factors such as estimates of the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and in accordance with agreements established with our third-party service providers for such services. We make significant judgments and estimates in determining the accrued research and development liabilities balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed, the number of patients enrolled in clinical trials and the rate of patient enrollment may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. We record advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed. To date, there have been no material differences from our accrued costs to actual costs.

Allocated Operating Expenses and Related Party Transactions

Historically, our operating expenses included significant amounts charged by BridgeBio Pharma.

Prior to April 30, 2024, BBOT operated as part of BridgeBio Pharma. Costs and expenses directly attributable to the BBOT’s operations were recorded in the BBOT ledger with a corresponding liability, based on their nature. BBOT also utilized certain general and administrative functions of BridgeBio Pharma that were not recorded in its ledger. These general and administrative expenses represent the costs of doing business that would have been incurred if BBOT were to operate on a standalone basis. These general and administrative expenses were recorded in these financial statements using the carve-out operating expense allocation methodology. The allocation process used a percentage of the operating expenses incurred by BBOT in each period compared to the total operating expenses incurred by all BridgeBio Pharma entities. This percentage was then applied to the applicable general and administrative expenses incurred by BridgeBio Pharma to calculate the amounts attributable to the Company’s operations.

We consider the allocation methodology used to be reasonable and to appropriately reflect the related expenses attributable to BBOT based on its activity in each period and for the purposes of financial statements for the years ended December 31, 2024 and 2023. However, the allocated expenses reflected in financial statements for the years ended December 31, 2024 and 2023, may not be indicative of the actual expenses that would have been incurred during the periods presented if BBOT had operated as a separate standalone entity. In addition, the allocated expenses may not be indicative of expenses BBOT will incur in the future.

If BBOT was not required to reimburse BridgeBio Pharma for the operating expenses, such amounts were presented as a deemed contribution from BridgeBio Pharma to BBOT and credited to stockholders’ deficit. If BBOT was required to reimburse BridgeBio Pharma for the operating expenses, such amounts were credited to liability.

During the year ended December 31, 2024, BBOT recognized $8.9 million in research and development expenses and $2.8 million in general and administrative expenses for the services provided by BridgeBio Pharma. Prior to April 30, 2024, these general and administrative expenses included the amounts calculated using the carve-out allocation methodology of $0.9 million for stock-based compensation and $1.1 million related to other administrative expenses.

During the year ended December 31, 2024, BBOT also recognized $0.8 million in income from services rendered to BridgeBio Pharma under the transition services agreement executed after the BBOT Series B Financing to facilitate BBOT’s transition to the standalone entity operations.

During the year ended December 31, 2023, BBOT recognized $16.0 million in research and development expenses and $7.7 million in general and administrative expenses for the services provided by BridgeBio Pharma. These general and administrative expenses included the amounts calculated using the carve-out expense allocation methodology of $3.4 million for stock-based compensation and $3.6 million related to other administrative expenses.

Stock-based Compensation

Stock-based compensation is recorded in research and development expenses, or general and administrative expenses based on the grantee function. Prior to April 30, 2024, stock-based compensation recorded included the following components:

•        Amounts related to equity and liability-classified awards issued by BridgeBio Pharma to non-employees of BBOT engaged in its research and development activities. These amounts were initially credited to liability and subsequently settled by BBOT through the issuance of Series A redeemable convertible preferred stock.

•        Amounts related to stock-based awards issued by BridgeBio Pharma and allocated to BBOT based on the carve-out expense allocation methodology. These amounts were not expected or required to be settled in cash and were credited to stockholders’ deficit, within additional paid-in capital.

Subsequent to April 30, 2024, stock-based compensation includes expenses related to common stock options granted by BBOT. The associated stock-based compensation is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures of share-based awards are accounted for as they occur. The fair value of stock options is estimated on the grant date using the Black-Scholes option-pricing model, which requires certain assumptions further discussed below:

•        Fair Value of Common Stock:    The fair value of BBOT’s common stock was determined by the board of directors with input from management and consideration of third-party valuation reports. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, BBOT has concluded that it was appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date. In addition, BBOT considered various objective and subjective factors, along with input from the independent third-party valuation firm. The factors included (1) the achievement of the development milestones by BBOT; (2) the significant risks associated with BBOT’s stage of development; (3) capital market conditions for comparable, privately held, early-stage life science companies; (4) BBOT’s available liquidity, financial condition, and results of operations; (5) the sales of BBOT’s shares to third parties, such as the BBOT Series B Financing; and (6) the preferential rights of the redeemable convertible preferred stockholders.

•        Expected Dividend Yield:    BBOT has historically paid no dividends and does not anticipate paying dividends in the future.

•        Expected Equity Volatility:    BBOT has computed expected volatility based on the historical volatility of a representative group of public companies with similar characteristics to BBOT (e.g., public entities of similar size, complexity, stage of development, and industry focus). The historical volatility is commensurate with the expected term assumption.

•        Risk-Free Interest Rate:    The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of award grant for the expected term of the award.

•        Expected Term:    BBOT uses the simplified method to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis for estimating the expected term.

Participation Right Liability

The participation right liability represents the right granted to UCSF to potentially participate in a future offering of the Series B at the fixed price of $0.7873 per share. The Participation Right is a freestanding instrument that is substantially similar to a written call option on the Series B that may be redeemed outside of the Company’s control. As such, the Company classified the Participation Right as a liability, which is initially and subsequently accounted for at fair value, until the Participation Right is exercised or expires. Changes in the fair value are presented separately in the statements of operations. The participation right liability is classified in the balance sheet as current since settlement could be required within twelve months of the balance sheet date.

The fair value of the participation right liability is determined using the Black-Scholes option pricing model. The assumptions used to calculate the fair value are consistent with the methodology used for common stock options issued by the Company, except as discussed below:

•        Fair Value of Series B:    The fair value of the Company’s Series B redeemable convertible preferred stock was determined by the BBOT Board with input from management and consideration of third-party valuation reports. The measurement approach is consistent with the fair value measurement of the Company’s common stock.

•        Expected Term:    The Company uses the contractual exercise period of 30 days from the period end reporting date as the expected term.

Recent Accounting Pronouncements

See Note 2, “Summary of significant accounting policies — Recently Adopted Accounting Pronouncements” to the financial statements of BBOT included elsewhere in this proxy statement/prospectus for more information.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

The following table provides information regarding the expected executive officers of PubCo and the expected members of the PubCo Board (ages as of March 31, 2025):

Name	Age	Position(s)
Executive Officers
Eli Wallace, Ph.D.	58	Chief Executive Officer, Director
Pedro J. Beltran, Ph.D.	54	Chief Scientific Officer
Yong Ben, M.D.	51	Chief Medical and Development Officer
Non-Employee Directors
Bihua Chen	56	Director
Michelle Doig	51	Director
Raymond Kelleher, M.D., Ph.D.	59	Director
Neil Kumar, Ph.D.	46	Director
Frank P. McCormick, Ph.D., F.R.S., D. Sc.	74	Director
Praveen Tipirneni, M.D., M.B.A.	56	Director

Executive Officers

Eli Wallace, Ph.D., has served as BBOT’s Chief Executive Officer since April 2024, and as a member of BBOT’s board of directors since October 2024. Before joining BBOT, from December 2019 through April 2024, Dr. Wallace led the oncology affiliate at BridgeBio Pharma, initially as Chief Scientific Officer and then as Chief Executive Officer, managing all aspects of oncology research and development portfolio. Prior to that, he was the Chief Scientific Officer at Peloton Therapeutics, Inc., a biopharmaceutical company focused on developing novel small-molecule cancer therapies, which was acquired by Merck & Co., Inc. (NYSE: MRK). Previously, he held the position of Director of Medicinal Chemistry at Array BioPharma Inc., which was later acquired by Pfizer Inc. (NYSE: PFE). Dr. Wallace earned a B.A. in Chemistry from Lawrence University and a Ph.D. in Organic Chemistry from Colorado State University. He was an NIH postdoctoral fellow at the University of South Carolina. We believe that Dr. Wallace is qualified to serve on the PubCo Board based on his extensive experience in the pharmaceutical industry, his expertise in drug development, his research work for both medical and academic institutions, his public company experience, and his knowledge of BBOT from his role as BBOT’s Chief Executive Officer.

Pedro J. Beltran, Ph.D., has served as BBOT’s Chief Scientific Officer since April 2024. Previously, Dr. Beltran served as Chief Scientific Officer of BridgeBio Pharma from July 2023 to April 2024, and as Senior Vice President of Biology and Chief Scientific Officer from July 2020 to July 2023. Previously, from November 2017 to July 2020, Dr. Beltran was Senior Vice President, Head of Biology at UNITY Biotechnology and Executive Director of Oncology Research at Amgen, Inc. He has led multiple IND filings, authored more than 50 peer-reviewed articles, presented at numerous national and international scientific conferences, and holds diverse patents for the treatment of malignant diseases. Dr. Beltran completed postdoctoral work in Molecular and Cellular Pharmacology at the University of Miami, holds a Ph.D. in Cancer Biology from the University of Texas, MD Anderson Cancer Center, and a B.S. in Molecular Biology from Florida Institute of Technology.

Yong Ben, M.D., has served as BBOT’s Chief Medical and Development Officer since September 2024. Since March 2023, Dr. Ben has served as a member of the board of directors of Corbus Pharmaceuticals Holdings, Inc. (Nasdaq: CRBP). Dr. Ben has been a Venture Partner at Eight Roads Ventures, one of Fidelity’s venture capital firms, since August 2022 and was acting CEO of AlphaGen Therapeutics from September 2023 through June 2024. Before that, he served as Chief Medical Officer for solid tumors at BeiGene from February 2019 to July 2022, and as Chief Medical Officer at BioAtla from 2017 to 2019. Previously, Dr. Ben was the Global Clinical Leader of Immuno-Oncology Clinical Development at AstraZeneca. He began his career as a Surgical Oncologist at Peking Union Medical College Hospital and completed a postdoctoral fellowship at California Pacific Medical Center. Dr. Ben received his medical degree from Norman Bethune College of Medicine and his M.B.A. from the University of California, San Diego.

Non-Employee Directors

Bihua Chen has been the Chairperson and Chief Executive Officer of Helix since June 2021. Ms. Chen is the founder and managing member of Cormorant. Ms. Chen was the Chief Executive Officer and Chairwoman of Helix I from its inception until April 2022, when Helix I completed its business combination with MoonLake. Since 2020, Ms. Chen has served as a director of Biomea Fusion, Inc. (Nasdaq: BMEA). Prior to founding Cormorant in 2013, Ms. Chen managed a separately managed account focused on the healthcare sector as a sub-adviser to a large, multi-strategy hedge fund based in New York. Prior to that, Ms. Chen was a healthcare analyst and sector portfolio manager for American Express Asset Management, Boston. Ms. Chen has also served as a portfolio manager for the Asterion Life Science Fund from 2001 through 2002, an equity analyst and portfolio manager for Bellevue Research from 2000 through 2001 and an equity analyst for Putnam Investments from 1998 through 2001. Ms. Chen obtained a Master of Business Administration degree from the Wharton School of Business in 1998 and graduated with a Master of Science degree in Molecular Biology from the Graduate School of Biomedical Science at Cornell Medical College in 1994. Ms. Chen also holds a Bachelor of Science degree in Genetics and Genetic Engineering from Fudan University, Shanghai, China, which she received in 1990. We believe that Ms. Chen is qualified to serve on the PubCo Board due to her demonstrated leadership in her field, her experience as a board member of biotechnology and pharmaceutical companies and her experience as an investor in life sciences companies.

Michelle Doig has served as a member of BBOT’s board of directors since April 2024. She has served as a director of Artios Pharma Ltd, since July 2021 and previously, she served on the boards of directors of Nuvation Bio Inc. (NYSE: NUVB) from July 2019 to June 2021 and Omega Alpha SPAC (Nasdaq: OMEG) from November 2020 to January 2023. Since December 2016, Ms. Doig has been a Partner and the Head of Corporate Development at Omega Funds. Prior to that, she was Director of Corporate Finance at Third Rock Ventures from December 2013 to December 2016. From 2004 to 2013, she was a Principal at Abingworth. Ms. Doig has also worked as a life sciences investment banker with Lehman Brothers International (London), J.P. Morgan (New York), and Morgan Stanley Canada (Toronto). She received a degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario. We believe that Ms. Doig is qualified to serve on the PubCo Board because of her significant industry experience, including as an investor in the biopharmaceutical industry.

Raymond Kelleher, M.D., Ph.D., has served as a member of BBOT’s board of directors since April 2024. He has been Managing Director at Cormorant Asset Management, LP since July 2020. From August 2023 to June 2024, Dr. Kelleher was a member of the board of directors of Rapport Therapeutics, Inc. (Nasdaq: RAPP). Dr. Kelleher has maintained an active clinical neurology practice at Massachusetts General Hospital specializing in neurodegenerative disorders, particularly Alzheimer’s disease and related dementias, since 1994. He was an Assistant Professor of Neurology at Harvard Medical School from July 2005 to October 2023. Dr. Kelleher received his B.S. from the Massachusetts Institute of Technology, his Ph.D. from Stanford University, and his M.D. from Stanford University School of Medicine. We believe that Dr. Kelleher is qualified to serve on the PubCo Board due to his extensive expertise in neurology and background in healthcare investing.

Neil Kumar, Ph.D., has served on BBOT’s board of directors since August 2016. Dr. Kumar also served as BBOT’s Chief Executive Officer and President from August 2016 to April 2024. He is a co-founder and has been the Chief Executive Officer and a member of the board of directors of BridgeBio Pharma since April 2015. Dr. Kumar has also served as the Chief Executive Officer of BridgeBio Pharma’s subsidiary, Eidos Therapeutics, Inc. (formerly Nasdaq: EIDX), and a member of its board of directors since March 2016. Prior to co-founding BridgeBio Pharma, he was the interim Vice President of Business Development at MyoKardia, Inc. (formerly Nasdaq: MYOK, acquired by Bristol Myers Squibb), from 2012 to 2014. He was a principal at Third Rock Ventures from 2011 to 2014 and an associate principal at McKinsey & Company from 2007 to 2011. Dr. Kumar has served on the board of directors of LianBio (formerly Nasdaq: LIAN) since October 2019. He received his B.S. and M.S. degrees in Chemical Engineering from Stanford University and his Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology. We believe that Dr. Kumar is qualified to serve on the PubCo Board based on his extensive experience as an executive officer of biotechnology companies.

Frank P. McCormick, Ph.D., F.R.S., D.Sc., has served as Chairman of BBOT’s board of directors since May 2024, a member of BBOT’s board of directors since April 2024, and was previously a member of BBOT’s board of directors from August 2016 to November 2016. Since February 2023, Dr. McCormick has been a member of the board of directors of BridgeBio Pharma and has served as their Chairman of Oncology at BridgeBio Pharma since April 2019. He is a Professor at the University of California, San Francisco (UCSF) Helen Diller Family Comprehensive Cancer

Center, where he has been a faculty member since 1997. Dr. McCormick was the Director of the UCSF Helen Diller Family Comprehensive Cancer Center and Associate Dean of the UCSF School of Medicine from 1997 to 2014. Before joining UCSF, he worked with several biotechnology firms, including Cetus Corporation and Chiron Corporation. In 1992, he founded Onyx Pharmaceuticals and served as its Chief Scientific Officer until 1996. Dr. McCormick is a Fellow of the Royal Society since 1996 and a member of the National Academy of Sciences since 2014. He led the National Cancer Institute’s Ras Initiative at the Frederick National Laboratories for Cancer Research since 2013. Dr. McCormick has also served on the boards of Olema Pharmaceuticals, Inc. (Nasdaq: OLMA) and Aduro Biotech, Inc. (Nasdaq: KDNY). He received his B.Sc. in Biochemistry from the University of Birmingham and his Ph.D. in Biochemistry from the University of Cambridge, with postdoctoral fellowships at the State University of New York at Stony Brook and Imperial Cancer Research Fund in London. We believe that Dr. McCormick is qualified to serve on the PubCo Board based on his extensive scientific background, particularly in oncology.

Praveen Tipirneni, M.D., M.B.A., has served as a member of BBOT’s board of directors since November 2024. Since June 2024, he has been a member of the board of directors of Tectonic Therapeutic Inc. (Nasdaq: TECX) (formerly known as AVROBIO, Inc.). Dr. Tipirneni previously served on the legacy Tectonic Therapeutic board of directors since February 2020. He is currently the Chief Executive Officer and a member of the board of directors of Morphic Holding, Inc. (Nasdaq: MORF), a position he has held since July 2015. Dr. Tipirneni received a B.A. in Mechanical Engineering from the Massachusetts Institute of Technology, an M.D. from McGill University, and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. We believe that Dr. Tipirneni is qualified to serve on the PubCo Board because of his experience with biotechnology companies, including working with and serving in various executive positions in life sciences companies.

Board Composition

The PubCo Board will manage the business and affairs of PubCo, as provided by Delaware law, and will conduct its business through meetings of the board of directors and its standing committees. Assuming the election of the nominees set forth in “Proposal No. 8: Director Election Proposal,” it is anticipated that, upon the consummation of the Business Combination, the PubCo Board will consist of seven members, as follows: (i) two directors will be designated by Cormorant; (ii) three directors will be designated by BBOT; (iii) one director will be BBOT’s Chief Executive Officer; and (iv) one director will be an independent director who is not employed by BBOT and who is mutually agreeable to the remaining directors; provided, that at least a majority of PubCo’s Board of Directors will qualify as independent directors (as such term is defined under Nasdaq rules). The primary responsibilities of the PubCo Board will be to provide risk oversight and strategic guidance to PubCo and to counsel and direct PubCo’s management. The PubCo Board will meet on a regular basis and will convene additional meetings, as required.

Staggered Board

In accordance with the terms of the PubCo Charter and PubCo Bylaws that will each become effective prior to the completion of the Business Combination, the PubCo Board will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each regularly-scheduled annual meeting of the stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the regularly-scheduled annual meeting of stockholders to be held during the years            for Class I directors,            for Class II directors and            for Class III directors.

•        PubCo’s Class I directors will be            ;

•        PubCo’s Class II directors will be            ; and

•        PubCo’s Class III directors will be            .

The PubCo Charter and the PubCo Bylaws that will each become effective upon the Domestication will provide that the number of directors that constitutes the PubCo Board shall be fixed from time to time by a resolution of the PubCo Board. If the number of directors is thereafter changed, any increase or decrease in directorships will be apportioned among the classes by the PubCo Board so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the PubCo Board will shorten the term of any incumbent director.

The division of the PubCo Board into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of PubCo management or a change in control.

Director Independence

PubCo intends to apply for the listing of the PubCo Common Stock on Nasdaq in connection with the closing of the Business Combination. As a result, assuming that Nasdaq approves PubCo’s initial listing application, PubCo will adhere to the rules of Nasdaq in determining whether a director is independent. The BBOT Board has consulted, and the PubCo Board will consult, with its counsel to ensure that the board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards generally define an “independent director” as a person who is not an executive officer or employee, or who does not have a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. The parties have determined that            will be considered independent directors of PubCo. PubCo’s independent directors will have regularly scheduled meetings at which only independent directors are present.

There are no family relationships among any of PubCo’s executive officers and directors.

Board Committees

At the effective time of the Business Combination, the PubCo Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate under a written charter to be effective following the Closing of the Business Combination, which satisfies the applicable Nasdaq Listing Rules. In addition, from time to time, special committees may be established under the direction of the PubCo Board when necessary to address specific issues. Copies of each board committee’s charter will be posted on PubCo’s website. PubCo’s website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus. The composition and responsibilities of each of the committees of the PubCo Board are described below. Members serve on these committees until their resignation or until otherwise determined by the PubCo Board.

Audit Committee

Following the Business Combination, the PubCo audit committee will consist of [•], [•], and [•] and will be chaired by [•]. The functions of the audit committee include:

•        appointing, approving the compensation of, and assessing the independence of PubCo’s independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by PubCo’s independent registered public accounting firm;

•        reviewing the overall audit plan with PubCo’s independent registered public accounting firm and members of management responsible for preparing PubCo’s financial statements;

•        reviewing and discussing with management and PubCo’s independent registered public accounting firm PubCo’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by PubCo;

•        coordinating the oversight and reviewing the adequacy of PubCo’s internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•        recommending based upon the audit committee’s review and discussions with management and PubCo’s independent registered public accounting firm whether PubCo’s audited financial statements shall be included in its Annual Report on Form 10-K;

•        monitoring the integrity of PubCo’s financial statements and PubCo’s compliance with legal and regulatory requirements as they relate to PubCo’s financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in PubCo’s annual proxy statement;

•        reviewing all related persons transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing quarterly earnings releases.

All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. The PubCo Board has determined that [•] qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, the PubCo Board considered the nature and scope of experience that [•] has previously had. The PubCo Board has determined that all of the directors that will become members of our audit committee following the Business Combination satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both PubCo’s independent registered public accounting firm and management will periodically meet privately with the audit committee.

Compensation Committee

Following the Business Combination, PubCo compensation committee will consist of [•], [•], and [•] and will be chaired by [•]. The functions of the compensation committee will include:

•        annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of PubCo’s Chief Executive Officer;

•        evaluating the performance of PubCo’s Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of PubCo’s Chief Executive Officer and (ii) reviewing and approving grants and awards to PubCo’s Chief Executive Officer under equity-based plans;

•        reviewing and approving the compensation of PubCo’s other executive officers;

•        reviewing and establishing PubCo’s overall management compensation, philosophy and policy;

•        overseeing and administering PubCo’s compensation and similar plans;

•        evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

•        reviewing and approving PubCo’s policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board of directors the compensation of PubCo’s directors;

•        preparing PubCo’s compensation committee report if and when required by SEC rules;

•        reviewing and discussing annually with management PubCo’s “Compensation Discussion and Analysis,” if and when required, to be included in PubCo’s annual proxy statement; and

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of PubCo’s compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code.

Nominating and Corporate Governance Committee

Following the Business Combination, PubCo’s nominating and corporate governance committee will consist of [•], [•], and [•] and will be chaired by [•]. The functions of the nominating and corporate governance committee will include:

•        developing and recommending to the PubCo Board criteria for board and committee membership;

•        establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•        reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise PubCo;

•        identifying individuals qualified to become members of the board of directors;

•        recommending to the PubCo Board the persons to be nominated for election as directors and to each of the board’s committees;

•        developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•        overseeing the evaluation of the PubCo Board and management.

Compensation Committee Interlocks and Insider Participation

None of the members of PubCo’s compensation committee is, or has at any time during the prior three years been, one of BBOT’s officers or employees. None of BBOT’s executive officers currently serves, or has in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the PubCo Board or the PubCo compensation committee.

Code of Business Conduct and Ethics

The PubCo Board intends to adopt a Code of Business Conduct and Ethics in connection with the Business Combination. The Code of Business Conduct and Ethics will apply to all of PubCo’s employees, officers (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants, and will be available on PubCo’s website at https://www.bridgebiooncology.com. PubCo intends to disclose future amendments to certain provisions of its Code of Business Conduct and Ethics on its website. The inclusion of PubCo’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on PubCo’s website into this proxy statement/prospectus, and you should not consider that information a part of this proxy statement/prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION OF BBOT

Executive Compensation Prior to the Business Combination

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “TheRas” or “BBOT” refers to BBOT and its consolidated subsidiaries prior to the consummation of the Business Combination and to PubCo and its consolidated subsidiaries following the Business Combination.

The following discussion contains forward-looking statements that are based on BBOT’s current plans, considerations, expectations and determinations regarding PubCo future compensation programs. The actual amount and form of compensation and the compensation policies and practices that BBOT adopts in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, BBOT has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Exchange Act. The compensation provided to BBOT’s named executive officers (the “NEOs”) for the fiscal year ended December 31, 2024 is detailed in the 2024 Summary Compensation Table and accompanying footnotes and narrative that follow. Unless otherwise stated, all references in the following sections and tables to compensation earned, including stock options, relate to compensation provided by BBOT. BBOT’s NEOs for the fiscal year ended December 31, 2024, which consist of its Chief Executive Officers and the next two most highly compensated executive officers (other than its Chief Executive Officers), all of whom will be executive officers of PubCo (except for Neil Kumar), are:

•        Neil Kumar, Ph.D., its former President and Chief Executive Officer, prior to the closing of the Series B preferred stock financing of BBOT on April 30, 2024 (the “BBOT Series B Financing”);

•        Eli Wallace, Ph.D., its current President and Chief Executive Officer, effective as of May 1, 2024;

•        Pedro Beltran, Ph.D., its Chief Scientific Officer; and

•        Yong Ben, M.D., M.B.A., its Chief Medical Officer and Development Officer.

To date, the compensation of the NEOs has consisted of a combination of base salary, cash bonuses and long-term incentive compensation. The NEOs, like all of its full-time employees, are eligible to participate in BBOT’s health and welfare benefit plans. Following the Business Combination, PubCo intends to develop an executive compensation program that is designed to align compensation with the PubCo Board’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. The executive compensation program may include an executive compensation plan for which the combined company may seek stockholder approval following the closing. Decisions on the executive compensation program will be made by the compensation committee of the PubCo Board.

2024 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to, BBOT’s NEOs for services rendered to us in all capacities during the fiscal year ended December 31, 2024.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(5)	Total ($)
Neil Kumar, Ph.D.,(6) Former President and Chief Executive Officer	2024	—	—	—	—		—	—
Eli Wallace, Ph.D., President and Chief Executive Officer	2024	544,154	237,600	—	1,703,271	2,000,000	21,661	4,506,686
Pedro Beltran, Ph.D., Chief Scientific Officer	2024	517,188	225,826	1,125,000	1,216,622	—	24,648	3,109,284
Yong Ben, M.D.,(7) M.B.A., Chief Medical and Development Officer	2024	170,346	73,827	—	1,206,650	—	4,764	1,455,587

____________

(1)      The amounts reported represent base salary, paid by both BridgeBio Pharma (prior to the BBOT Series B Financing) and BBOT (following the BBOT Series B Financing). From January 1, 2024 through April 30, 2024, Drs. Wallace and Beltran were employed by BridgeBio Pharma and allocated 76% and 93%, respectively, of their work hours toward providing services to BBOT, resulting in $137,326 (i.e., 76% of $180,692) and $159,716 (i.e., 93% of $171,738), respectively, in base salary paid by BridgeBio Pharma attributable to services to BBOT. From May 1, 2024 through December 31, 2024, Drs. Wallace and Beltran each received $363,462 and $345,450, respectively, in base salary paid by us for their services to BBOT. The base salary for Dr. Ben, who commenced employment with the Company on September 3, 2024, was paid entirely by BBOT. For more information on these salaries, see the description of the 2024 salaries below.

(2)      The amounts reported in this column reflect discretionary bonuses earned based on the achievement of individual and corporate performance metrics for the 2024 fiscal year. For more information on these bonuses, see the description of the 2024 cash bonuses below.

(3)      The amounts reported in this column represent incentive awards earned during the 2024 fiscal year by each applicable NEO for the Company’s achievement of pre-determined milestones. The awards were payable in cash to Dr. Wallace and in either cash or shares of stock, in the Company’s discretion, to Dr. Beltran. The amount in the “Stock Awards” column represents the grant date fair value of Dr. Beltran’s award, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, disregarding estimated forfeitures related to service-based vesting. For a description of the assumptions used in determining the value, see Note 8 of BBOT’s consolidated financial statements included elsewhere in this proxy statement/prospectus. The awards were paid in cash in October and August, 2024, to Drs. Wallace and Beltran, respectively ($2,000,000 and $1,125,000 to Drs. Wallace and Beltran, respectively). For more information on these milestone bonuses, see the description of the 2024 cash bonuses below.

(4)      The amounts reported represent the aggregate grant date fair value of stock options awarded to BBOT’s NEOs during the fiscal year ended December 31, 2024, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting. For a description of the assumptions used in determining these values, see Note 8 of BBOT’s consolidated financial statements included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not correspond to the actual economic value that may be received by BBOT’s NEOs upon the exercise of the stock options or any sale of the underlying shares.

(5)      From January 1, 2024 through April 30, 2024, Drs. Wallace and Beltran each received $8,554 and $13,800, respectively, in 401(k) matching contributions made by BridgeBio Pharma, and from May 1, 2024 through December 31, 2024, Drs. Wallace, Beltran and Ben each received $13,107, $10,848, and $4,764, respectively, in 401(k) matching contributions made by BBOT.

(6)      Dr. Kumar served as BBOT’s President and Chief Executive Officer from January 1, 2024 through April 30, 2024. During this period, while Dr. Kumar received compensation from BridgeBio Pharma for his services to BridgeBio Pharma, he did not receive any additional compensation for his services as BBOT’s Chief Executive Officer. Any compensation received by Dr. Kumar for his services to BridgeBio Pharma and its subsidiaries will be disclosed in BridgeBio Pharma’s definitive proxy statement for its 2025 annual meeting of stockholders.

(7)      Dr. Ben commenced employment with the Company on September 3, 2024. As such, his base salary and bonus were prorated for the 2024 fiscal year.

Narrative Disclosure to Summary Compensation Table

2024 salaries

Other than Dr. Kumar, BBOT’s NEOs each receive a base salary to compensate them for services rendered to BBOT. The base salary payable to each applicable NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries will be reviewed annually, typically in connection with BBOT’s annual performance review process, approved by BBOT’s board of directors or the compensation committee of BBOT’s board of directors (the “compensation committee”), and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience.

From January 1, 2024 through April 30, 2024, prior to the BBOT Series B Financing, each of Drs. Wallace and Beltran received base salaries from BridgeBio Pharma in the amounts of $180,692 and $171,738, respectively. Of these amounts, 76% ($137,326) for Dr. Wallace and 93% ($159,716) for Dr. Beltran were for services to BBOT. From May 1, 2024 through December 31, 2024, following the BBOT Series B Financing, Drs. Wallace and Beltran received base salaries from BBOT in the amounts of $363,462 and $345,450, respectively, for their services to BBOT (based on annualized base salaries of $540,000 and $513,240, respectively). For fiscal year 2024, Dr. Ben received a base salary from BBOT in the amount of $170,346, which represents the pro-rated amount of his annualized base salary ($515,000), from his employment commencement date of September 3, 2024.

2024 bonuses

Annual bonuses

For the fiscal year ended December 31, 2024, other than Dr. Kumar, each NEO was eligible to earn a discretionary annual bonus from BBOT based on the achievement of certain corporate performance metrics. The fiscal year 2024 annual bonus targets for each NEO was 40% of their respective annual base salaries.

BBOT’s board of directors determined that, for fiscal year ended 2024, its corporate performance objectives were achieved at 100% of target, and that Drs. Wallace and Beltran each received credit for their services provided to BBOT while they were employed by BridgeBio Pharma from January 1, 2024 through April 30, 2024. Accordingly, Drs. Wallace and Beltran received bonuses equal to $237,600 and $225,826, respectively, and Dr. Ben received a bonus equal to $73,827, which reflects pro-rationing from his commencement date of September 3, 2024. The bonuses to each NEO for fiscal year ended 2024 were paid entirely by BBOT.

Milestone bonuses

During the fiscal year ended December 31, 2024, Drs. Wallace and Beltran each earned a milestone incentive award, which was payable in cash for Dr. Wallace and payable in cash or shares of stock, in BBOT’s discretion, for Dr. Beltran. The milestone incentive awards were based on the FDA’s acceptance of BBOT’s investigational new drug (IND) application for its PI3Ka Breaker product, which was achieved on August 9, 2024. Such milestone incentive awards were paid in cash to Drs. Wallace ($2,000,000) and Beltran ($1,125,000) in October and August, 2024, respectively.

Equity-based compensation

Although BBOT does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, BBOT believes that equity grants provide its executives with a strong link to its long-term performance, create an ownership culture and help to align the interests of its executives and its stockholders. In addition, BBOT believes that equity grants promote executive retention because it incentivizes its executive officers to remain in its employment during the vesting period. Accordingly, BBOT’s board of directors or its compensation committee periodically review the equity incentive compensation of its executives and may grant equity incentive awards to them from time to time. Each NEO’s outstanding awards as of the fiscal year ended December 31, 2024 is set forth in more detail in the “Outstanding Equity Awards at Fiscal 2024 Year-End” table below.

Perquisites or personal benefits

BBOT does not provide perquisites or personal benefits to its employees with an aggregate amount equal to or greater than $10,000.

401(k) plan

BBOT currently maintains a tax-qualified 401(k) retirement savings plan for its employees, including its NEOs (other than Dr. Kumar), who satisfy certain eligibility requirements. BBOT’s applicable NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. BBOT’s 401(k) plan is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. BBOT’s 401(k) plan allows for safe harbor matching contributions under the plan equal to 100% of participant contributions up to the first 3% of eligible compensation and 50% of participant contributions that exceeds 3% but not to exceed 5% of eligible compensation. BBOT believes that providing a vehicle for tax-deferred retirement savings though its 401(k) plan adds to the overall desirability of its executive compensation package and further incentivizes its employees, including its NEOs, in accordance with its compensation policies. Other than the 401(k) plan, BBOT does not provide any qualified or non-qualified retirement or deferred compensation benefits to its employees, including its NEOs.

In addition, from January 1, 2024 through April 30, 2024, employees providing services to BBOT through BridgeBio Pharma, including its NEOs, were eligible to participate in BridgeBio Pharma’s tax-qualified 401(k) retirement savings plan. Bridge Bio Pharma’s 401(k) plan allowed for matching contributions under the plan equal to 100% of participant contributions up to the first 3% of eligible compensation and 50% of participant contributions that exceeds 3% but not to exceed 5% of eligible compensation. Participants to Bridge Bio Pharma’s 401(k) were required to contribute at least 5% of eligible compensation to receive a matching contribution of 4%.

From January 1, 2024 through April 30, 2024, Drs. Wallace and Beltran were eligible to participate in the BridgeBio Pharma 401(k) plan and received matching contributions from BridgeBio Pharma in amounts equal to $8,554 and $13,800, respectively. Dr. Kumar’s matching contributions under the BridgeBio Pharma 401(k) plan will be disclosed in BridgeBio Pharma’s definitive proxy statement for its 2025 annual meeting of stockholders. Effective as of May 1, 2024, employees of BBOT, including its NEOs (other than Dr. Kumar), were eligible to participate in BBOT’s 401(k) plan, and each of Drs. Wallace, Beltran and Ben received matching contributions from BBOT in the amounts equal to $13,107, $10,848, and $4,764, respectively.

Executive Employment Arrangements

BBOT has entered into an offer letter with each of its NEOs (other than Dr. Kumar) in connection with their employment with BBOT, which set forth the terms and conditions of each applicable NEO’s employment. Drs. Wallace, Beltran, and Ben have each also entered into customary proprietary information and inventions agreements with BBOT.

Offer letters in place during the fiscal year ended December 31, 2024 for BBOT’s named executive officers (other than Dr. Kumar)

Neil Kumar, Ph.D.

Dr. Kumar’s offer letter for his services to Bridge Bio Pharma and its subsidiaries will be described in BridgeBio Pharma’s definitive proxy statement for its 2025 annual meeting of stockholders.

Eli Wallace, Ph.D.

Offer Letter with BridgeBio Pharma, effective from January 1, 2024 through April 30, 2024

On October 19, 2019, BridgeBio Pharma entered into an offer letter with Dr. Wallace, effective as of December 9, 2019 (the “Prior Wallace Offer Letter”). Under the Prior Wallace Offer Letter, Dr. Wallace was entitled to receive an annual base salary, an annual discretionary bonus, a sign-on bonus, and a milestone bonus. Dr. Wallace was also eligible to participate in BridgeBio Pharma’s employee benefit plans, subject to the terms of such plans. Pursuant to the Prior Wallace Offer Letter, Dr. Wallace was not entitled to any change in control or severance benefits.

Offer Letter with BBOT, effective as of May 1, 2024

On April 30, 2024, BBOT entered into an offer letter with Dr. Wallace, effective as of May 1, 2024, which was amended on September 10, 2024 (as amended, the “Wallace Offer Letter”). Under the Wallace Offer Letter, Dr. Wallace is entitled to receive an annual base salary, an annual discretionary bonus, a milestone bonus and an initial equity grant. The initial equity grant is further detailed in the “Outstanding Equity Awards at Fiscal 2024 Year-End” section below. Dr. Wallace is also eligible to participate in BBOT’s employee benefit plans, subject to the terms of such plans.

Pursuant to the Wallace Offer Letter, Dr. Wallace is eligible to receive a milestone incentive award, payable in cash, equal to the value $2,000,000 upon the occurrence of the FDA’s acceptance of the Company’s IND application for its PI3Ka Breaker product, subject to Dr. Wallace’s continued employment through the date of such FDA acceptance. Dr. Wallace is also eligible to receive an additional $3,000,000 milestone cash bonus upon the occurrence of the earlier to occur of (i) the closing of a bona fide private financing in which BBOT issues equity securities to one or more investors, (ii) the closing of an initial public offering, (iii) the closing of a reverse merger of BBOT or a business combination transaction between BBOT and a special purpose acquisition pursuant to which stockholders of BBOT receive shares in a publicly traded company (includes the Business Combination) or (iv) a “change in control” (as defined in the Wallace Offer Letter) of BBOT, in each case, subject to his continued employment through the occurrence of one of the foregoing events.

In addition, the Wallace Offer Letter provides that in the event that Dr. Wallace’s employment is terminated by BBOT without cause or by Dr. Wallace for good reason, subject to Dr. Wallace’s execution and delivery of an irrevocable general release of claims in BBOT’s favor, he will be entitled to receive (i) a lump sum payment equal to 12 months of his then-current base salary, (ii) a pro-rated annual target bonus, to be paid no later than March 15 of the calendar year following his termination, and (iii) upon a timely election to enroll in COBRA, health premium reimbursements equal to 12 months for Dr. Wallace and his dependents as if he remained employed with BBOT; provided that, in the event that Dr. Wallace is eligible for health benefits under a subsequent employer’s health plan within 3 months of his termination date, he will be required to return a pro-rated amount of the COBRA reimbursement to BBOT within 60 days from the date he first becomes eligible to participate in such subsequent employer’s plan.

Pedro Beltran, Ph.D.

Offer Letter with BridgeBio Pharma, effective from January 1, 2024 through April 30, 2024

On June 12, 2020, BridgeBio Pharma entered into an offer letter with Dr. Beltran, effective as of July 7, 2020 (the “Prior Beltran Offer Letter”). Under the Prior Beltran Offer Letter, Dr. Beltran was entitled to receive an annual base salary, an annual discretionary bonus, a sign-on bonus, a milestone bonus, initial equity grants, and certain relocation reimbursements. Dr. Beltran was also eligible to participate in BridgeBio Pharma’s employee benefit plans, subject to the terms of such plans. Pursuant to the Prior Beltran Offer Letter, Dr. Beltran was not entitled to any change in control or severance benefits.

Offer Letter with BBOT, effective as of May 1, 2024

On April 30, 2024, BBOT entered into an offer letter with Dr. Beltran, effective as of May 1, 2024 (the “Beltran Offer Letter”). Under the Beltran Offer Letter, Dr. Beltran is entitled to receive an annual base salary, an annual discretionary bonus, a milestone bonus and an initial equity grant. The initial equity grant is further detailed in the “Outstanding Equity Awards at Fiscal 2024 Year-End” section below. Dr. Beltran is also eligible to participate in BBOT’s employee benefit plans, subject to the terms of such plans.

Pursuant to the Beltran Offer Letter, Dr. Beltran is eligible to receive a milestone incentive award, which may be settled in cash and/or shares of stock, upon the occurrence of the FDA’s acceptance of BBOT’s IND application for its PI3Ka Breaker product, subject to Dr. Beltran’s continued employment through the date of such FDA acceptance.

In addition, the Beltran Offer Letter provides that in the event that Dr. Beltran’s employment is terminated by BBOT without cause or by Dr. Beltran for good reason, subject to Dr. Beltran’s execution and delivery of an irrevocable general release of claims in BBOT’s favor, he will be entitled to receive (i) a lump sum payment equal to 9 months of his then-current base salary, (ii) a pro-rated annual target bonus, to be paid no later than March 15 of the calendar year following his termination, and (iii) upon a timely election to enroll in COBRA, health premium reimbursements equal to 9 months for Dr. Beltran and his dependents as if he remained employed with BBOT, provided that, in the event that

Dr. Beltran is eligible for health benefits under a subsequent employer’s health plan within 3 months of his termination date, he will be required to return a pro-rated amount of the COBRA reimbursement to BBOT within 60 days from the date he first becomes eligible to participate in such subsequent employer’s plan.

Yong Ben, M.D., M.B.A.

Offer Letter with BBOT, effective as of September 3, 2024

On August 12, 2024, BBOT entered into an offer letter with Dr. Ben, effective as of September 3, 2024 (the “Ben Offer Letter”). Under the Ben Offer Letter, Dr. Ben is entitled to receive an annual base salary, an annual discretionary bonus, and an initial equity grant. The initial equity grant is further detailed in the “Outstanding Equity Awards at Fiscal 2024 Year-End” section below. Dr. Ben is also eligible to participate in our employee benefit plans, subject to the terms of such plans.

In addition, the Ben Offer Letter provides that in the event that Dr. Ben’s employment is terminated by BBOT without cause or by Dr. Ben for good reason, subject to Dr. Ben’s execution and delivery of an irrevocable general release of claims in BBOT’s favor, he will be entitled to receive (i) a lump sum payment equal to 9 months of his then-current base salary, (ii) a pro-rated annual target bonus, to be paid no later than March 15 of the calendar year following his termination, and (iii) upon a timely election to enroll in COBRA, health premium reimbursements equal to 9 months for Dr. Ben and his dependents as if he remained employed with BBOT; provided that, in the event that Dr. Ben is eligible for health benefits under a subsequent employer’s health plan within 3 months of his termination date, he will be required to return a pro-rated amount of the COBRA reimbursement to BBOT within 60 days from the date he first becomes eligible to participate in such subsequent employer’s plan.

Compensation Recovery Policy

In accordance with the requirements of the SEC and Nasdaq listing rules, the PubCo Board has adopted a compensation recovery policy on [•], 2025, which will become effective upon the date on which the registration statement of which this proxy statement/prospectus is part is declared effective by the SEC. The compensation recovery policy provides that in the event PubCo is required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, PubCo will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Outstanding Equity Awards at Fiscal 2024 Year-End

The following table lists all outstanding equity awards held by BBOT’s NEOs as of December 31, 2024.

			Option awards				Stock awards
Name	Grant Date	Vesting Commencement Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
Neil Kumar(2)	—	—	—	—	—	—	—	—
Eli Wallace	9/18/2020(3)(4)	9/18/2020	8,209	—	42.19	9/17/2030	—	—
	2/10/2021(3)(5)	2/16/2021	—	—	—	—	144	3,951
	12/2/2021(3)(6)	12/2/2021	—	—	—	—	813	22,309
	2/7/2023(3)(7)	2/7/2023	—	—	—	—	11,250	308,700
	7/23/2024(8)(9)	5/1/2024	1,018,007	5,962,613	0.37	7/22/2034	—	—
Pedro Beltran	8/3/2020(10)(4)	7/7/2020	3,824	—	27.20	8/2/2020	—	—
	2/10/2021(3)(5)	2/16/2021	—	—	—	—	144	3,951
	12/2/2021(3)(6)	12/2/2021	—	—	—	—	2,438	66,899
	2/7/2023(3)(7)	2/7/2023	—	—	—	—	22,163	608,153
	7/23/2024(8)(9)	5/1/2024	727,147	4,259,010	0.37	7/22/2034	—	—
Yong Ben	9/25/2024(8)(11)	5/1/2024	—	4,986,157	0.37	9/24/2034	—	—

____________

(1)      Based on a price of $27.44 per share of BridgeBio Pharma, which was the closing price per share of BridgeBio Pharma’s common stock as reported by the Nasdaq Global Select Market on December 31, 2024, the last trading day of 2024.

(2)      Dr. Kumar has not received any equity grants from BBOT. Dr. Kumar’s outstanding equity awards from BridgeBio Pharma and its subsidiaries will be disclosed in BridgeBio Pharma’s definitive proxy statement for its 2025 annual meeting of stockholders.

(3)      This equity award is subject to the terms of the BridgeBio Pharma, Inc. 2019 Stock Option and Incentive Plan, as amended from time to time (the “2019 Plan”). The 2019 Plan was later amended in the form of the 2021 Amended and Restated BridgeBio Pharma, Inc. Stock Option and Incentive Plan, as amended from time to time (the “2021 Plan”).

(4)      The shares underlying this award are fully vested.

(5)      The shares underlying this award vest over a four year period in equal quarterly installments starting on the vesting commencement date, subject to the NEO’s continuous “service relationship” (as defined in the 2021 Plan) with BBOT through each applicable vesting date.

(6)      The shares underlying this award vest over a four-year period as follows: 25% vests on the first anniversary of the vesting commencement date and the remaining 75% vests in 36 equal monthly installments thereafter, subject to the NEO’s continuous “service relationship” (as defined in the 2021 Plan) with BBOT through each applicable vesting date.

(7)      The shares underlying this award vest over a four year period in equal quarterly installments starting on the vesting commencement date, subject to the NEO’s continuous “service relationship” (as defined in the 2021 Plan) with BBOT through each applicable vesting date.

(8)      This equity award is subject to the terms of BBOT’s 2016 Equity Incentive Plan, as amended from time to time (the “2016 Plan”).

(9)      The shares underlying this award vest over a four-year period as follows: 1/48th of the award vests in equal monthly installments starting on the vesting commencement date, subject to the NEO’s “continuous service” (as defined in the 2016 Plan) with BBOT through each applicable vesting date; provided that, in the event that the NEO is terminated by BBOT without “cause” (as defined in the 2016 Plan) or by such NEO for “good reason” (as defined in the applicable stock option agreement), in each case, upon or within 12 months after BBOT’s consummation of a “change in control” (as defined in the applicable stock option agreement), the vesting of all then-unvested shares of common stock shall accelerate in full and become immediately exercisable.

(10)    This equity award is subject to the terms of the BridgeBio Pharma, Inc. Amended and Restated 2019 Inducement Equity Plan, as amended from time to time (the “2019 Inducement Plan”).

(11)    The shares underlying this award vest over a four-year period as follows: 25% vests on the first anniversary of the vesting commencement date and the remaining 75% vests in 36 equal monthly installments thereafter, subject to the Dr. Ben’s “continuous service” (as defined in the 2016 Plan) with BBOT through each applicable vesting date; provided that, in the event that Dr. Ben is terminated by BBOT without “cause” (as defined in the 2016 Plan) or by Dr. Ben for “good reason” (as defined in the applicable stock option agreement), in each case, upon or within 12 months after BBOT’s consummation of a “change in control” (as defined in the applicable stock option agreement), the vesting of all then-unvested shares of common stock shall accelerate in full and become immediately exercisable.

Employee Benefit and Equity Compensation Plans

TheRas, Inc. 2016 Equity Incentive Plan

BBOT’s 2016 Plan was initially adopted by the BBOT board of directors, and approved by its stockholders, on January 20, 2017 and subsequently amended on May 15, 2017 and April 30, 2024 thereafter. The 2016 Plan allowed for the grant of incentive stock options to BBOT’s employees and any of its subsidiary corporations’ employees, and for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units awards and other stock-based awards to its employees, officers, directors and consultants of BBOT and its subsidiary corporations. Following the closing of the Business Combination, BBOT will not grant any further awards under the 2016 Plan, but all outstanding awards under the 2016 Plan will continue to be governed by their existing terms.

Under the 2016 Plan, BBOT reserved for issuance an aggregate of 45,789,702 shares of BBOT’s common stock. Any stock award or any portion thereof that expires or otherwise terminates without all of the shares covered by such stock award having been issued or is settled in cash will not reduce (or otherwise offset) the number of shares of common stock that may be available for issuance under the 2016 Plan. Following the closing of the Business Combination, any shares that are forfeited or repurchased by BBOT due to a failure to meet a condition required to vest or any shares reacquired by BBOT in satisfaction of any tax withholdings or as consideration for the exercise or purchase price of a stock award will revert to the reserve and become available for issuance under the PubCo Incentive Plan. The number of shares of common stock reserved for issuance is subject to adjustment in the event of a capitalization adjustment, including, but not limited to, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, and no more than 137,369,106 shares may be issued pursuant to incentive stock options.

The 2016 Plan is administered by BBOT’s board of directors or a committee appointed by it. The plan administrator has full power to, among other things, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to accelerate the time at which a stock award may be exercised or vest, to amend the 2016 Plan and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 Plan. Notwithstanding the foregoing, the plan administrator will seek stockholder approval of any amendment of the 2016 Plan that (i) materially increases the number of shares of common stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to receive stock awards under the 2016 Plan, (iii) materially increases the benefits accruing to participants under the 2016 Plan, (iv) materially reduces the price at which shares of common stock may be issued or purchased under the 2016 Plan, (v) materially extends the term of the 2016 Plan, or (vi) materially expands the types of stock awards available for issuance under the 2016 Plan. Except as otherwise provided in the 2016 Plan or a stock award agreement, no amendment of the 2016 Plan will materially impair a participant’s rights under an outstanding stock award without the participant’s written consent.

Stock options could have been granted under the 2016 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of BBOT’s common stock on the date of grant. The term of an incentive stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of BBOT’s stock on the date of grant, or any subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of BBOT’s common stock on the date of grant. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the plan administrator. Once vested, a participant may exercise his or her option at any time during their continuous service with BBOT; provided that, non-exempt employees may not exercise any vested shares until at least six months following the date of grant. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to disability, the option generally will remain exercisable, to the extent vested as of such date of termination, for twelve months after such termination If termination is due to the participant’s death, which occurs either during his or her continuous service or during the three month period after his or her termination without cause, then the option will generally remain exercisable, to the extent vested as of such date of termination, for eighteen months. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon the date of the optionee’s termination.

Restricted stock could have been granted under the 2016 Plan. Restricted stock awards are grants of shares of BBOT’s common stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the plan administrator.

Restricted stock units could have been granted under the 2016 Plan. A restricted stock unit is an award that covers a number of shares of BBOT’s common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. The plan administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to BBOT) and the form and timing of payment.

The 2016 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the plan administrator, by the laws of descent and distribution and domestic relations orders, and only the recipient of an award may exercise such an award during his or her lifetime.

In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or our stockholders.

The 2016 Plan provides that upon the effectiveness of a corporate transaction, BBOT has flexibility in determining the treatment of the awards under the 2016 Plan, including, but not limited to, the following actions (i) arrange for an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2016 Plan, (ii) accelerate vesting or arrange for the lapse of a an award, (iii) cancel unvested awards or (iv) provide cash payment to any vested awards. In the event BBOT determines to provide cash payment for vested options, BBOT may make or provide for a cash payment equal to (i) in the case of vested and exercisable options, the excess between the exercise price and the per share cash consideration payable to stockholders (as determined by the plan administrator) in the corporate transaction and (ii) in the case of restricted stock and restricted stock unit awards, the per share cash consideration payable to stockholders in the sale event multiplied by the number of shares of stock subject to such stock awards (payable at the time of the sale event or upon the later vesting of the awards). In the event of the forfeiture of shares of restricted stock issued under the 2016 Plan, such shares of restricted stock shall be repurchased from the holder at a price per share equal to the lower of (i) the fair market value of the shares on the date of repurchase or (ii) the original per share purchase price paid by the recipient of such shares. Additionally, the board of directors may resolve, in its sole discretion, to subject any assumed options or payments in respect of options to any escrow, holdback, indemnification, earn-out or similar provisions in the transaction agreements as such provisions apply to holders of BBOT’s common stock.

As of December 31, 2024, options to purchase up to 40,135,398 shares of common stock at a weighted average exercise price of $0.38 per share and no shares of restricted stock were outstanding under the 2016 Plan.

BridgeBio Pharma, Inc. Amended and Restated 2019 Inducement Equity Plan

On November 13, 2019, the board of directors of BridgeBio Pharma adopted the 2019 Inducement Equity Plan. The 2019 Inducement Plan provides for the grant of stock-based awards to induce highly qualified prospective officers and employees who are not currently employed by BridgeBio Pharma or its subsidiaries to accept employment and to provide them with a proprietary interest in BridgeBio Pharma, including common stock options and other stock-based awards. The board of directors of BridgeBio Pharma were authorized to issue 1,000,000 shares of common stock for inducement awards under the 2019 Inducement Plan, which may be allocated among stock options, awards of restricted common stock, restricted common units and other stock-based awards. In February 2023, the 2019 Inducement Plan was amended and restated to increase the total number of shares authorized for issuance from 1,000,000 shares to 2,000,000 shares. In December 2023, the 2019 Inducement Plan was further amended and restated to increase the number of shares authorized for issuance from 2,000,000 shares to 3,750,000 shares.

The terms and administration of the 2019 Inducement Plan are substantially similar to that of the Amended and Restated Plan, as described in detail below, with the exception of the information provided herein. The 2019 Inducement Plan is reserved for individuals whom BridgeBio Pharma may issue securities to without stockholder approval as an inducement pursuant to Rule 5635(c)(4) of the Marketplace Rules of the Nasdaq Stock Market LLC. Individuals who were not previously an employee or director of BridgeBio Pharma or its subsidiaries, or following a bona fide period of non-employment, are eligible to participate in the 2019 Inducement Plan, subject to the discretion of the administrator. The 2019 Inducement Plan does not include a maximum value of awards that may be granted to non-employee directors in any given calendar year. Further, the 2019 Inducement Plan permits (i) permits granting of non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards and dividend equivalent rights but does not permit granting of incentive stock options or cash-based awards and (ii) permits the administrator to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Lastly, the 2019 Inducement Plan also does not permit the administrator to delegate authority to a committee of one or more officers of BridgeBio Pharma to grant awards under such plan.

The 2019 Inducement Plan was effective immediately upon approval by the board of directors of BridgeBio Pharma. The board of directors of BridgeBio Pharma may at any time amend or discontinue the 2019 Inducement Plan and the administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose without the holder’s consent.

BridgeBio Pharma, Inc. Amended and Restated 2021 Stock Option and Incentive Plan

On June 21, 2019, the board of directors of BridgeBio Pharma adopted the 2019 Plan, subject to stockholder approval, which was obtained on June 22, 2019. On April 14, 2020, the board of directors of BridgeBio Pharma adopted an amendment and restatement of the 2019 Plan (the “Amended 2019 Plan”), also subject to stockholder approval, which was obtained on June 2, 2020. On October 28, 2021, the board of directors of BridgeBio Pharma adopted an amendment and restatement of the Amended 2019 Plan in the form of the 2021 Amended and Restated BridgeBio Pharma, Inc. Stock Option and Incentive Plan, subject to stockholder approval, which was obtained on December 15, 2021.

On April 19, 2024, the board of directors of BridgeBio Pharma adopted an amendment and restatement of the 2021 Plan (the “Amended and Restated Plan”), subject to stockholder approval. The Amended and Restated Plan amends the 2021 Plan to (i) increase the aggregate number of shares authorized for issuance under the 2021 Plan by 6,500,000 shares, which includes an increase in the aggregate number of shares that may be issued in the form of incentive stock options by 6,500,000 shares, in each case subject to adjustment as provided for in the 2021 Plan, and (ii) remove the ability to pay dividends and dividend equivalents on unvested or unearned awards.

The Amended and Restated Plan will be administered by the compensation committee of BridgeBio Pharma (the “Administrator”). The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, to modify or accelerate any award and to determine the specific terms and conditions of each award, subject to the provisions of the Amended and Restated Plan. The Administrator may delegate to a committee consisting of one or more officers of BridgeBio Pharma, including the Chief Executive Officer of BridgeBio Pharma, the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not a member of the delegated committee, subject to certain limitations and guidelines.

All full-time and part-time officers, employees, non-employee directors and consultants of BridgeBio Pharma are eligible to participate in the Amended and Restated Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the Amended and Restated Plan. For example, the maximum number of shares of common stock to be issued under the Amended and Restated Plan is 47,723,827 shares. The maximum number of shares of common stock that may be issued in the form of incentive stock options under the Amended and Restated Plan shall not exceed 47,723,827 shares.

The Amended and Restated Plan provides that the value of all awards awarded under the Amended and Restated Plan and all other cash compensation paid by BridgeBio Pharma to any non-employee director in any calendar year shall not exceed $1,250,000 and in any calendar year subsequent to the calendar year in which any non-employee director is first elected to the board of BridgeBio Pharma may not exceed $600,000.

The Amended and Restated Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the Amended and Restated Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of BridgeBio Pharma and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and consultants of BridgeBio Pharma. The option exercise price of each option will be determined by the compensation committee of BridgeBio Pharma but may not be less than 100% of the fair market value of the common stock on the date of grant. Fair market value for this purpose will be the last reported sale price of the shares of common stock on the Nasdaq Global Select Market (or another national securities exchange) on the date immediately preceding the grant date.

The term of each option will be fixed by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Administrator. In general, unless otherwise permitted by the Administrator, no option granted under the Amended and Restated Plan is transferable by the optionee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, and options may be exercised during the optionee’s lifetime only by the optionee, or by the optionee’s legal representative or guardian in the case of the optionee’s incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Administrator or by delivery (or attestation to the ownership following such procedures as BridgeBio Pharma may prescribe) of shares of common stock that are not then subject to restrictions under any BridgeBio Pharma plan. Subject to applicable law, the exercise price may also be delivered to BridgeBio Pharma by a broker pursuant to irrevocable instructions to the broker from the optionee, provided that the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as BridgeBio Pharma shall prescribe as a condition of such payment procedure. In addition, the Administrator may permit non-qualified options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options that first become exercisable by a participant in any one calendar year.

The Administrator may award stock appreciation rights subject to such conditions and restrictions as the Administrator may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in BridgeBio Pharma stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of BridgeBio Pharma common stock on the date of grant. The term of each stock appreciation right will be fixed by BridgeBio Pharma’s compensation committee and may not exceed 10 years from the date of grant. The Administrator will determine at what time or times each stock appreciation right may be exercised.

The Administrator may award shares of common stock to participants subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with BridgeBio Pharma through a specified restricted period. Any dividend equivalent rights paid during the restriction period will be automatically deferred and/or reinvested in additional restricted stock, and such right will be deferred, and paid contingent on, the vesting of the restricted stock.

The Administrator may award restricted stock units to participants. Restricted stock units are ultimately payable in the form of shares of common stock or cash (to the extent explicitly provided for in the applicable award certificate) subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with BridgeBio Pharma through a specified vesting period. In the Administrator’s sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted stock unit award, subject to the participant’s compliance with the procedures established by the Administrator and requirements of Section 409A of the Code. During the deferral period, the deferred stock awards may be credited with dividend equivalent rights.

The Administrator may also grant shares of common stock which are free from any restrictions under the Amended and Restated Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

The Administrator may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights granted as a component of another award (other than a stock option or stock appreciation right) may be paid only if the related award becomes vested. No dividends or dividend equivalents shall be paid out or settled unless and until, and then only to the extent that, the applicable securities underlying an award have been earned or vested. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

The Administrator may grant cash bonuses under the Amended and Restated Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals.

The Amended and Restated Plan provides that, in the event of and subject to the consummation of a “sale event,” as defined in the Amended and Restated Plan, except as otherwise provided by the Administrator in the award agreement, and unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity, all stock options and stock appreciation rights with time-based conditions will become vested and exercisable upon the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such sale event, individuals holding stock options and stock appreciation rights will be permitted to exercise such stock options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the Amended and Restated Plan upon a sale event, BridgeBio Pharma may make or provide for a cash payment to participants holding vested and exercisable stock options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. BridgeBio Pharma may also make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares subject to such awards. Finally, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the Amended and Restated Plan (taking into account the acceleration of such awards under the Amended and Restated Plan). All awards will terminate in connection with a sale event unless they are assumed by the successor entity.

Awards under the Amended and Restated Plan shall be subject to BridgeBio Pharma’s clawback policy, as in effect from time to time.

The Amended and Restated Plan requires the Administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Amended and Restated Plan, to certain limits in the Amended and Restated Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Participants in the Amended and Restated Plan are responsible for the payment of any federal, state or local taxes that BridgeBio Pharma is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the Administrator, participants may elect to have the tax withholding obligations satisfied by authorizing BridgeBio Pharma to withhold shares of common stock to be issued pursuant to exercise or vesting.

The board of directors of BridgeBio Pharma may at any time amend or discontinue the Amended and Restated Plan and the Administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. To the extent required under the rules of the Nasdaq Global Select Market, any amendments that materially change the terms of the Amended and Restated Plan will be subject to approval by BridgeBio Pharma’s stockholders. Amendments shall also be subject to approval by BridgeBio Pharma’s stockholders if and to the extent determined by the Administrator to be required by the Code to preserve the qualified status of incentive stock options. The Administrator may not reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

The Amended and Restated Plan will be effective until June 25, 2029. Awards of incentive options may be granted under the Amended and Restated Plan until June 21, 2029. No other awards may be granted under the Plan after June 25, 2029. The Amended and Restated Plan would not extend the term of the 2021 Plan.

BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan

The PubCo Incentive Plan was adopted by the Helix Board on [•], 2025 and is subject to the approval of Helix’s shareholders as described in the “Proposal No. 6: Incentive Plan Proposal.” Under the PubCo Incentive Plan, PubCo will initially reserve for issuance an aggregate of [•] shares of PubCo Common Stock. The terms, eligibility and administration of the PubCo Incentive Plan is described in further detail in the section entitled “2025 Stock Option and Incentive Plan Proposal.”

Following the consummation of the Business Combination, PubCo expects to make future grants of equity incentive awards under the PubCo Incentive Plan.

BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan

BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan (the “ESPP”) was adopted by the Helix Board on [•], 2025 and is subject to the approval of Helix’s shareholders as described in “2025 Employee Stock Purchase Plan Proposal.” Under the ESPP, PubCo will initially reserve for issuance an aggregate of [•] shares of PubCo Common Stock. The terms, eligibility and administration of the ESPP is described in further detail in the section entitled “2025 Employee Stock Purchase Plan Proposal.”

NON-EMPLOYEE DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of BBOT’s board of directors during the fiscal year ended December 31, 2024. Non-employee directors Michelle Doig and Raymond Kelleher did not receive cash or equity compensation from BBOT for their services as directors during 2024 due to their affiliation with Omega Funds and Cormorant Asset Management, respectively. Other than as set forth in the table and described more fully below, BBOT did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of its board of directors in 2024. During the fiscal year ended December 31, 2024, Dr. Wallace, BBOT’s Chief Executive Officer, served as a member of its board of directors and received no additional compensation for his services as a member of BBOT’s board of directors. The compensation for the fiscal year ended December 31, 2024 received by Dr. Wallace, as an NEO of BBOT, is presented in the “2024 Summary Compensation Table” above. In addition, during the fiscal year ended December 31, 2024, Dr. Kumar, BBOT’s former Chief Executive Officer, served as a member of its board of directors and received no additional compensation for his services as a member of BBOT’s board of directors. The compensation for the fiscal year ended December 31, 2024 received by Dr. Kumar, as the Chief Executive Officer of BridgeBio Pharma will be disclosed in BridgeBio Pharma’s definitive proxy statement for its 2025 annual meeting of stockholders, and Dr. Kumar did not receive any additional compensation as an NEO of BBOT.

2024 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Michelle Doig(3)	—	—	—
Raymond Kelleher, M.D., Ph.D.(3)	—	—	—
Frank McCormick, Ph.D.(4)(5)	40,000	386,170	426,170
Praveen Tipirneni, M.D.(4)(6)	5,000	279,027	284,027

____________

(1)      The amounts reported represents the fees each director received for their services to BBOT’s board of directors during the fiscal year ended December 31, 2024.

(2)      The amounts reported represent the aggregate grant date fair value of the option awards granted to our directors during the fiscal year ended December 31, 2024, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the option awards reported in this column are set forth in note 8 of BBOT’s consolidated financial statements included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting costs for these option awards and do not correspond to the actual economic value that may be received by BBOT’s directors upon the exercise of the option award or any sale of the underlying shares of common stock.

(3)      As of December 31, 2024, Ms. Doig and Dr. Kelleher did not hold any outstanding equity awards.

(4)      As of December 31, 2024, Drs. McCormick and Tipirneni each held outstanding options to purchase an aggregate of 1,595,742 and 911,853 shares of BBOT’s common stock, respectively, and did not hold any other unvested stock awards.

(5)      Dr. McCormick joined as a member and the chair of BBOT’s board of directors on May 1, 2024. As such, his fees were prorated for the services he provided during fiscal year ended 2024. Although Dr. McCormick is affiliated with BridgeBio Pharma, his compensation reflected herein solely reflects his services as a member of BBOT’s board of directors.

(6)      Dr. Tipirneni joined as a member of BBOT’s board of directors on November 11, 2024. As such, his fees were prorated for the services he provided during the fiscal year ended December 31, 2024.

Director Offer Letters

Frank McCormick, Ph.D.

On September 10, 2024, we entered into an offer letter with Frank McCormick (the “McCormick Offer Letter”) pursuant to which Dr. McCormick serves as a member and chair of BBOT’s board of directors, effective as of May 1, 2024. In accordance with the McCormick Offer Letter, on September 25, 2024, BBOT granted Dr. McCormick an early exercisable option to purchase 1,595,742 shares of common stock (the “McCormick Option”), which vests in equal monthly installments over a four-year period following May 1, 2024, subject to Dr. McCormick’s “continuous service” (as defined in the 2016 Plan) with BBOT through each applicable vesting date; provided that, in the event of a “change in control” (as defined in the applicable stock option agreement) the McCormick Option will accelerate vesting and become fully exercise, subject to Dr. McCormick’s continuous service with BBOT through the closing of such event. Upon a termination of his services, and in the event that Dr. McCormick early exercises any portion of the McCormick Option, BBOT will have the right to repurchase any unvested shares thereunder in accordance to the terms in the 2016 Plan. In addition, Dr. McCormick is entitled to an annual cash retainer of $60,000 for his role as chair of the board of directors, payable quarterly, subject to pro-rationing for the fiscal year ended 2024, as well as reimbursement for reasonable travel expenses incurred by Dr. McCormick for his attendance at meetings of BBOT’s board of directors.

Praveen Tipirneni, M.D.

On October 25, 2024, BBOT entered into an offer letter with Praveen Tipirneni (the “Tipirneni Offer Letter”) pursuant to which Dr. Tipirneni serves as a member of BBOT’s board of directors, effective as of November 11, 2024. In accordance with the Tipirneni Offer Letter, on December 26, 2024, BBOT granted Dr. Tipirneni an early exercisable option to purchase 911,853 shares of common stock (the “Tipirneni Option”), which vests in equal monthly installments over a four-year period following November 11, 2024, subject to Dr. Tipirneni’s “continuous service” (as defined in the 2016 Plan) with BBOT through each applicable vesting date; provided that, in the event of a “change in control” (as defined in the applicable stock option agreement) the Tipirneni Option will accelerate vesting and become fully exercise, subject to Dr. Tipirneni’s continuous service through the closing of such event. Upon a termination of his services, and in the event that Dr. Tipirneni early exercises any portion of the Tipirneni Option, BBOT will have the right to repurchase any unvested shares thereunder in accordance to the terms in the 2016 Plan. In addition, Dr. Tipirneni is entitled to an annual cash retainer of $30,000 for his role as a member of the board of directors, payable quarterly, subject to proration for the fiscal year ended 2024, as well as reimbursement for reasonable travel expenses incurred by Dr. Tipirneni for his attendance at meetings of BBOT’s board of directors.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of Helix Ordinary Shares as of [•], 2025, which is prior to the consummation of the Business Combination, (ii) the beneficial ownership of BBOT capital stock, on an as-converted to common stock basis, as of [•], 2025, which is prior to the consummation of the Business Combination, and (iii) the expected beneficial ownership of shares of PubCo Common Stock immediately following consummation of the Business Combination (assuming the No Redemptions Scenario and the Minimum Cash Condition Redemptions Scenario as described below) by:

•        each of Helix’s current executive officers and directors;

•        each of BBOT’s current executive officers and directors;

•        each person who will become an executive officer or director of PubCo post-Business Combination;

•        all executive officers and directors of Helix as a group pre-Business Combination, all executive officers and directors of BBOT as a group pre-Business Combination, and all executive officers and directors of PubCo as a group post-Business Combination; and

•        each person who is expected to be the beneficial owner of more than 5% of each of PubCo Common Stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to option held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of [•], 2025 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the Closing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of Helix Ordinary Shares pre-Business Combination is based on 23,509,000 Ordinary Shares issued and outstanding as of [•], 2025, which includes 18,909,000 Helix Class A Shares and 4,600,000 Helix Class B Shares.

The beneficial ownership of BBOT Common Stock pre-Business Combination is based on 477,952,369 shares issued and outstanding as of March 31, 2025, on an as-converted to BBOT Common Stock basis.

The expected beneficial ownership of shares of PubCo Common Stock post-Business Combination assumes two scenarios:

•        No Redemptions Scenario:    This scenario assumes that the Aggregate Parent Closing Cash is at least $400.0 million and the Minimum Cash Condition is met. This scenario also assumes no redemption of the 18,400,000 Public Shares, the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and no Sponsor Contributed Shares.

•        Minimum Cash Condition Redemptions Scenario:    This scenario assumes that the Aggregate Parent Closing Cash is at least $400.0 million and the Minimum Cash Condition is met. This scenario also assumes that holders of the 5,100,608 Public Shares, or approximately 28% of the outstanding Public Shares, will exercise their redemption rights for aggregate redemption proceeds of $53.3 million, the closing of the PIPE Investment of approximately $260.9 million, Sponsor Forfeited Shares of 286,531, and no Sponsor Contributed Shares.

Based on the foregoing assumptions, we estimate that there would be 87,290,111 shares of PubCo Common Stock issued and outstanding immediately following the consummation of the Business Combination in the No Redemptions Scenario, and 82,189,503 shares of PubCo Common Stock issued and outstanding immediately following the consummation of the Business Combination in the Minimum Cash Condition Redemptions Scenario. If the actual facts are different from the foregoing assumptions, ownership in PubCo and the columns under Post-Business Combination in the table that follows will be different.

Unless otherwise indicated, Helix believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owner(1)	Pre-Business Combination					Post-Business Combination
	Helix Ordinary Shares	Percent	BBOT Common Stock	Percent		No Redemptions Scenario			Minimum Cash Condition Redemptions Scenario
						PubCo Common Stock	Percent		PubCo Common Stock	Percent
Helix Directors and Executive Officers Pre-Business Combination
Bihua Chen(2)(3)	7,389,000	31.4%	44,455,734	9.3%		18,156,548	20.8%		18,156,548	22.1%
Mark McKenna	30,000	*	—	0.0%		30,000	*		30,000	*
John Schmid	30,000	*	—	0.0%		30,000	*		30,000	*
Andrew Phillips	30,000	*	—	0.0%		30,000	*		30,000	*
Albert Holman	30,000	*	—	0.0%		30,000	*		30,000	*
Caleb Tripp	—	0.0%	—	0.0%		—	0.0%		—	0.0%
Nebojsa Obradovic	—	0.0%	—	0.0%		—	0.0%		—	0.0%
All Helix Directors and Executive Officers as a Group (7 individuals)	7,509,000	31.9%	44,455,734	9.3%		18,276,548	20.9%		18,276,548	22.2%
BBOT Directors and Executive Officers Pre-Business Combination
Eli Wallace, Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Pedro Beltran, Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Yong Ben, M.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Michelle Doig	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Raymond Kelleher, M.D., Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Neil Kumar, Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Frank P. McCormick, Ph.D., F.R.S., D. Sc.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Praveen Tipirneni, M.D., M.B.A.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
All BBOT Directors and Executive Officers as a Group (8 individuals)	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
PubCo Directors and Executive Officers Post-Business Combination
Eli Wallace, Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Pedro Beltran, Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Yong Ben, M.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Bihua Chen	7,389,000	31.4%	44,455,734	9.3%		18,156,548	20.8%		18,156,548	22.1%
Michelle Doig	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Raymond Kelleher, M.D., Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Neil Kumar, Ph.D.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Frank P. McCormick, Ph.D., F.R.S., D. Sc.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
Praveen Tipirneni, M.D., M.B.A.	—	0.0%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
All PubCo Directors and Executive Officers as a Group (9 individuals)	7,389,000	31.4%	[ ]	[ ]	%	[ ]	[ ]	%	[ ]	[ ]	%
5% Holders
Helix Holdings II LLC(2)	4,989,000	21.2%	—	0.0%		4,702,469	5.4%		4,702,469	5.7%
Certain investment vehicles managed by Cormorant Asset Management, LP(3)	2,400,000	10.2%	44,455,734	9.3%		13,454,079	15.4%		13,454,079	16.4%
BridgeBio Pharma, LLC(4)	—	0.0%	156,103,937	32.7%		14,120,407	16.2%		14,120,407	17.2%

____________

(1)      Unless otherwise noted, the business address of each of Helix Director and Executive Officer is 200 Clarendon Street, 52nd Floor, Boston, MA 02116, and the business address of each BBOT Director and Executive Officer and each PubCo Director and Executive Officer is 256 E. Grand Avenue, Suite 104, South San Francisco, CA 94080.

(2)      Prior to the Business Combination, Helix Ordinary Shares owned reflects 4,480,000 Founder Shares and 509,000 Private Placement Shares held by Helix Holdings II LLC (the “Sponsor”). After the Business Combination, PubCo ownership reflects the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender or contribution of Sponsor Contributed Shares. Cormorant Private Healthcare Fund III, LP (“Fund III”), Cormorant Private Healthcare Fund V, LP (“Fund V”), and Cormorant Global Healthcare Master Fund, LP (“Master Fund”) are the managing members of the Sponsor. Bihua Chen is the managing member of each of the three managing members of the Sponsor and has voting and investment discretion with respect to the shares held of record by the Sponsor. Ms. Chen disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(3)      Prior to the Business Combination, Helix Ordinary Shares owned reflects 2,400,000 Public Shares held by Fund III, Master Fund, and Fund V, and BBOT Common Stock owned reflects, on an as-converted to BBOT Common Stock basis, 3,200,813 shares held by Master Fund, 19,827,257 shares held by Fund V, and 21,701,538 shares held by Cormorant Private Healthcare Fund IV, LP (“Fund IV”). After the Business Combination, includes 2,400,000 Public Shares, 7,032,829 PIPE Shares, and 4,021,250 shares issued upon the conversion of BBOT capital stock collectively held by Fund III, Fund IV, Fund V, and Master Fund. Cormorant Asset Management, LP serves as the investment manager to Fund III, Fund IV, Fund V, and Master Fund. Cormorant Private Healthcare GP III, LLC is the general partner of Fund III; Cormorant Private Healthcare GP IV, LLC is the general partner of Fund IV; Cormorant Private Healthcare GP V, LLC is the general partner of Fund V; and Cormorant Global Healthcare GP, LLC is the general partner of the Master Fund. Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC, Cormorant Private Healthcare GP IV, LLC, and Cormorant Private Healthcare GP V, LLC, and as the general partner of Cormorant Asset Management, LP. Accordingly, Ms. Chen has voting and investment discretion with respect to the shares held by each of Fund III, Fund IV, Fund V and Master Fund. Ms. Chen disclaims any beneficial ownership of the securities held by the each of Fund III, Fund IV, Fund V and Master Fund other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(4)      After the Business Combination, includes 74,708 shares of PubCo Common Stock issuable upon the exercise of vested PubCo Options.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

BBOT

Series A Financing

From January 2023 through April 2024, BBOT issued to a subsidiary of BridgeBio Pharma, a beneficial holder of more than 5% of BBOT’s capital stock, an aggregate of 79,227,206 shares of Series A Preferred Stock at $0.9999 per share, for aggregate consideration of approximately $79.2 million. Neil Kumar, PhD, one of BBOT’s directors, is the Founder and Chief Executive Officer of BridgeBio Pharma, and Frank McCormick, PhD, BBOT’s chairman of the board of directors, is a member of the board of directors of BridgeBio Pharma.

Series B Financing

From April 2024 to May 2024, BBOT issued and sold to investors in a private placement an aggregate of 254,032,765 shares of Series B Preferred Stock at a purchase price of $0.7873 per share, for aggregate consideration of approximately $200.0 million.

The following table sets forth the aggregate number of shares of Series B Preferred Stock acquired by beneficial holders of 5% or more of BBOT’s capital stock in the financing transaction described above.

Participant(1)	Shares of Series B Preferred Stock	Aggregate Purchase Price
Entities affiliated with Cormorant(2)	44,455,734	$34,999,999.39
Entities affiliated with Deerfield(3)	44,455,734	$34,999,999.38
Omega Fund VII, L.P.(4)	31,754,096	$24,999,999.79
Entities affiliated with ECOR1(5)	31,754,096	$24,999,999.79
Wellington Biomedical Innovation Master Investors (Cayman III) L.P.	25,403,277	$19,999,999.99

____________

(1)      For additional details regarding these stockholders and their equity holdings, see “Beneficial Ownership of Securities.”

(2)      Consists of 21,427,664 shares of Series B Preferred Stock purchased by Cormorant Private Healthcare Fund IV, LP, 19,827,257 shares of Series B Preferred Stock purchased by Cormorant Private Healthcare Fund V, LP and 3,200,813 shares of Series B Preferred Stock purchased by Cormorant Global Healthcare Master Fund. Raymond Kelleher, MD, PhD, one of our directors, is managing director at Cormorant Asset Management.

(3)      Consists of 22,227,867 shares of Series B Preferred Stock purchased by Deerfield Private Design Fund V, L.P. and 222,227,867 shares of Series B Preferred Stock purchased by Deerfield Partners, L.P.

(4)      Michelle Doig, one of our directors, is Partner, Head of Corporate Development at Omega Funds.

(5)      Consists of 1,479,741 shares of Series B Preferred Stock purchased by ECOR1 Capital Fund, L.P. and 30,274,355 shares of Series B Preferred Stock purchased by ECOR1 Capital Fund Qualified, L.P.

Investors’ Rights Agreement

In connection with the issuance of BBOT’s Series B Preferred Stock, in April 2024, BBOT entered into an Amended and Restated Investors’ Rights Agreement (the “IRA”) with certain of its preferred stockholders, many of which are beneficial owners of more than 5% of BBOT’s capital stock or are entities with which certain of BBOT’s directors are affiliated. The IRA imposes certain affirmative obligations on BBOT and also grants certain rights to holders, including certain registration rights with respect to the securities held by them, certain information, and certain additional rights. Certain provisions of the IRA will terminate in connection with the Closing. See “Description of PubCo Securities — Registration Rights”.

Transition Services Agreement

On April 30, 2024, BBOT entered into a Transition Services Agreement (the “TSA”) with BridgeBio Services, Inc. (“BridgeBio Services”), an affiliate of BridgeBio Pharma, pursuant to which BridgeBio Services provides certain specified services to BBOT for a period of 18 months. The TSA may be earlier terminated upon mutual written agreement of the parties or by BBOT by giving written notice to BridgeBio Services at least two weeks prior to the effective date of such termination. From April 30, 2024 through the first quarter of 2025, BBOT expects to pay an aggregate of approximately $3.26 million to BridgeBio Services for services rendered under the TSA.

Indemnification Agreements and Insurance

In connection with the Closing, PubCo intends to enter into an indemnification agreement with each of its directors and officers and PubCo will purchase, prior to the Closing, directors’ and officers’ liability insurance. The indemnification agreements require PubCo to indemnify its directors and officers to the fullest extent permitted under Delaware law.

Compensation Arrangements

Compensation arrangements for BBOT’s named executive officers and directors are described elsewhere in this proxy statement/prospectus. See “Executive and Director Compensation of BBOT”.

BBOT Support Agreement

Concurrently with and immediately prior to the signing of the Business Combination Agreement, BBOT, Helix and the BBOT Supporting Stockholders of BBOT, including affiliates of Cormorant, entered into the BBOT Support Agreement. Pursuant to the BBOT Support Agreement, each BBOT Supporting Stockholder (A) agreed that each existing investor rights agreement of BBOT will automatically terminate upon the Closing, (B) agreed to refrain from making any proposal or offer that would constitute a competing proposal that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger and (C) waived and agreed not to exercise any rights of appraisal or rights to dissent it may have in connection with the Merger. The BBOT Support Agreement also prohibits the BBOT Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of BBOT held by the BBOT Supporting Stockholders except to certain permitted transferees, until the earliest of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms; and (c) the written agreement of all BBOT Supporting Stockholders, Helix and BBOT to terminate the agreement in its entirety. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — BBOT Support Agreement.”

Helix

Founder Shares

On June 19, 2021, the Sponsor paid $25,000, or approximately $0.009 per share, to cover certain of our offering and formation costs in exchange for 2,875,000 Founder Shares. On November 29, 2023, the Sponsor transferred 30,000 Founder Shares to each of our independent directors, Mark McKenna and John Schmid, and to our advisor, Andrew Phillips. On February 1, 2024, the Company issued an additional 1,437,500 Founder Shares to the Sponsor, resulting in the Sponsor holding a total of 4,222,500 Founder Shares. On February 8, 2024, the Company issued an additional 287,500 Founder Shares to the Sponsor, resulting in the Sponsor holding a total of 4,510,000 Founder Shares as of the date of this prospectus, with up to 600,000 Founder Shares subject to surrender and forfeiture depending on the extent to which the IPO underwriter’s over-allotment option is exercised. On February 13, 2024, simultaneously with the closing of the IPO, the IPO underwriter fully exercised its over-allotment option, and accordingly, the 600,000 Founder Shares are no longer subject to surrender and forfeiture. The number of Founder Shares outstanding was determined based on the expectation that the total size of the IPO would be a maximum of 18,400,000 shares if the IPO underwriter’s over-allotment option is exercised in full, and therefore that such Founder Shares would represent approximately 20% of the outstanding shares after the IPO. On February 8, 2025, in connection with the appointment of Mr. Albert A. Holman, III to the board of directors, the Sponsor transferred 30,000 Founder Shares held by it to Mr. Holman.

In connection with the IPO, the Sponsor and Helix’s directors, officers, and advisor have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of (A) one year after the completion of an initial business combination and (B) subsequent to an initial business combination, (x) if the closing price of the Helix Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the

Public Shareholders having the right to exchange their Helix Class A Shares for cash, securities or other property. Upon the Closing of the Business Combination, such lock-up will be superseded and replaced by the post-Closing lock-up included in the Lock-Up Agreement. See “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement.”

Private Placement of Helix Class A Shares

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 509,000 Helix Class A Shares in a private placement at a price of $10.00 per share, or $5,090,000 in the aggregate.

The Helix Class A Shares purchased in the private placement may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination. Upon the Closing of the Business Combination, such lock-up will be superseded and replaced by the post-Closing lock-up included in the Lock-Up Agreement. See “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement.”

Working Capital Loans

On June 19, 2021, as amended in October 2023, Helix issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which Helix may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2024 or (ii) the completion of the IPO. As of December 31, 2024 and December 31, 2023, Helix had $0 and $70,095 outstanding under the Promissory Note, respectively. Borrowing under the Note is no longer available.

In addition, in order to finance transaction costs in connection with the Business Combination, the Sponsor, Cormorant, or certain of Helix’s officers and directors may, but are not obligated to, provide Helix with Working Capital Loans. If Helix completes the Business Combination, Helix would repay any such Working Capital Loans out of the proceeds of the Trust Account released to Helix, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into PubCo Common Stock at a price of $10.00 per share. Such shares would be identical to the Helix Class A Shares issued to the Sponsor in a private placement that occurred concurrently with the IPO. Otherwise, any such Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, Helix may use a portion of proceeds held outside the Trust Account to repay any such Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2024, Helix had no outstanding borrowings under Working Capital Loans.

Administrative Services and Indemnification Agreement

The Administrative Services and Indemnification Agreement, dated February 8, 2024, by and between Helix and the Sponsor (the “Administrative Services and Indemnification Agreement”), requires Helix to pay the Sponsor a total of $6,458 per month for office space, utilities and secretarial, and administrative support services, commencing on February 8, 2024 and extending through the earlier of the consummation of Helix’s initial business combination and Helix’s liquidation. In addition, pursuant to such agreement, Helix will indemnify the Sponsor, members and managers and representatives of the Sponsor (collectively, “Sponsor Indemnitees”) from any claims arising out of or relating to the IPO or Helix’s operations or conduct of Helix’s business or any claim against any Sponsor Indemnitees alleging any expressed or implied management or endorsement by Sponsor Indemnitees of any of Helix’s activities or any express or implied association between Sponsor Indemnitees, on the one hand, and Helix or any of its other affiliates, on the other hand. For the year ended December 31, 2024, Helix incurred $67,809 in fees for these services, of which such amounts are included in accrued expenses in the accompanying balance sheet of Helix.

In the Business Combination Agreement, each of BBOT and Helix acknowledged and agreed that Helix’s obligations to indemnify and hold harmless the Sponsor and Cormorant pursuant to the Administrative Services and Indemnification Agreement expressly survives the Closing and will be the obligations of PubCo as of and following the Domestication. Further, at the Domestication Effective Time, PubCo agreed to assume all rights and obligations of Helix and its successors under all indemnification agreements then in effect between Helix and any person who is or was a director or officer of Helix or the Sponsor prior to the Domestication Effective Time that were either entered into prior to the signing of the Business Combination Agreement or following thereafter in accordance with the provisions of Section 6.1 of the Business Combination Agreement and which continue to be effective following the Closing.

PubCo Management Team Payments

After the Closing, Helix’s directors or members of our management team who remain with us may be paid consulting or management fees from PubCo. We have not established any limit on the amount of such fees that may be paid by PubCo to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination, because the PubCo Board will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the Helix Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Helix Board.

Agreements Related to the Business Combination

Helix Support Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2025, the Sponsor, Cormorant, and the other Helix Insiders entered into the Helix Support Agreement with Helix and BBOT, pursuant to which the Helix Insiders agreed (i) to vote, at any meeting of the Helix Shareholders, and in any action by written consent of the Helix Shareholders, all of such Helix Insiders’ Helix Class A Shares and Helix Class B Shares in favor of the Business Combination Agreement and each other proposal presented by Helix in this registration statement, and against certain competing proposals or competing transactions, and in favor of any proposal sought by Helix to extend the deadline by which Helix must consummate its initial business combination, (ii) to certain non-solicitation limitations with respect to certain competing transactions, (iii) to irrevocably waive, to the fullest extent permitted by law and the Helix Articles, the anti-dilution provisions of the Helix Articles that would have Helix Class B Shares convert to Helix Class A Shares at a ratio of greater than one-for-one, and (iv) to refrain from selling, assigning or transferring any Helix Ordinary Shares except to certain permitted transferees, until the earliest of (A) the Merger Effective Time, (B) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (C) the liquidation of Helix, (D) the written agreement of each of the terminating Helix Insiders, Helix and BBOT with respect to terminating the rights and obligations under the Helix Support Agreement of a specific Helix Insider or a subset of Helix Insiders and (E) the written agreement of all Helix Insiders, Helix and BBOT to terminate the Helix Support Agreement in its entirety. Pursuant to the Helix Support Agreement, each of Cormorant and its permitted transferees irrevocably and unconditionally agreed not to submit any Helix Class A Shares owned by it for redemption in connection with the Business Combination, and the Sponsor and Helix Insiders agreed to comply with their non-redemption obligations as specified in the Insider Letter they entered into with Helix in connection with Helix’s initial public offering. Additionally, Sponsor agreed (x) to forfeit to Helix the Sponsor Forfeited Shares and (y) if the Minimum Cash Condition is not met, and provided that Helix has used good faith efforts to meet the Minimum Cash Condition then, effective as of and subject to the Closing, to surrender and forfeit the Sponsor Contributed Shares. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Helix Support Agreement.”

Subscription Agreement

In connection with entering into the Business Combination Agreement, on February 28, 2025, Helix entered into the Subscription Agreements with the PIPE Investors, including Cormorant and other existing Helix Shareholders, pursuant to which, among other things, Helix agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately $260.9 million of PIPE Shares at a purchase price equal to the Redemption Price. Existing BBOT Stockholders (other than Cormorant and investors who were existing Helix Shareholders) subscribed for approximately $25 million of the PIPE Investments, existing Helix Shareholders (other than Cormorant and investors who were existing BBOT Stockholders) subscribed for approximately $85 million of the PIPE Investments, investors who were both existing shareholders of Helix and BBOT (other than Cormorant) subscribed for approximately $22.9 million of the PIPE Investments, Cormorant subscribed for an aggregate of $75 million of PIPE Investments, and investors who were neither existing BBOT Stockholders nor existing Helix Shareholders subscribed for $53 million of the PIPE Investments. The obligations of the PIPE Investors to consummate the PIPE Investments are conditioned upon, among other things: (i) the PubCo Common Stock, including the PIPE Shares, having been approved for listing on Nasdaq, subject only to official notice of issuance; (ii) the satisfaction or waiver of the conditions to closing set forth in Article IX of the Business Combination Agreement; (iii) the Business Combination Agreement not having been amended, modified or supplemented, and no condition having been waived in any manner that would materially adversely affect the economic benefits the PIPE Investors reasonably expect to receive under the Subscription Agreements; (iv) no subscription agreement, side letter, or other agreement or understanding with any other PIPE Investor having been amended, modified, or waived in any manner that benefits such other PIPE Investor unless each PIPE Investor has been offered the same benefits; (v) Helix having received not less than $200 million in cash from the PIPE Investments; and (vi) no Material Adverse Effect or Helix Material Adverse Effect having occurred. Conditions (i) and (ii) above are for the benefit of all parties to the Subscription Agreements and subject to waiver by all parties to the Subscription Agreements, and conditions (iii) through (vi) above are for the benefit of and subject to waiver by each PIPE Investor individually. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Subscription Agreements.”

Lock-Up Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, the Helix Insiders will enter into the Lock-Up Agreement, pursuant to which the Helix Insiders will agree not to transfer (except for certain permitted transfers) the Lock-Up Shares immediately following the Closing Date until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date. The PubCo Bylaws will also provide that all Lock-Up Holders who receive shares of PubCo Common Stock from PubCo as consideration pursuant to the Merger, or upon the settlement or exercise of warrants, stock options, restricted stock units or other equity awards assumed, continued, or substituted by PubCo pursuant to the Business Combination Agreement (provided that the lock-up does not apply to shares acquired in the Domestication or PIPE Investment, or in the public market or pursuant to a transaction exempt from registration under the Securities Act that occurs on or after the Closing), will not be permitted to transfer such shares of PubCo Common Stock (except for certain permitted transfers) following the Closing as follows: (i) the Employee Lock-Up Holders will be subject to the Employee Lock-Up Period and (ii) Lock-Up Holders who are not Employee Lock-Up Holders will be subject to lock-up during the Lock-Up Period. If any lock-up obligation under the PubCo Bylaws is waived or repealed by PubCo’s Board of Directors, the PubCo Board will be required to also waive or repeal (as applicable) any lock-up obligation of each party under the Lock-Up Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — the Lock-Up Agreement.”

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Helix Insiders, certain BBOT Stockholders and PubCo will enter into an A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo’s sole cost and expense) a registration statement registering the resale of certain shares of PubCo Common Stock held by or issuable to the parties thereto, and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by Helix, the Sponsor and the Helix Insiders in connection with Helix’s IPO. The A&R Registration Rights Agreement will terminate on the earlier of (a) the five-year anniversary of the date of the A&R Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein). For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”

Policies and Procedures for Related Persons Transactions

BBOT does not have a formal policy regarding approval of transactions with related parties. To date, all disclosable transactions with related parties have been approved by the directors not interested in such transaction pursuant to Section 144(a)(1) of the DGCL.

The audit committee of the Helix Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of transactions with related parties. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Helix’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Helix and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director’s status as an independent member of the Helix Board and on his or her eligibility to serve on the committees of the Helix Board. Helix management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Helix may consummate related party transactions only if the audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Following the completion of the Business Combination, PubCo will adopt a related party transaction approval policy and PubCo’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions. For purposes of PubCo’s policy only, a “related person transaction” is a transaction, arrangement or relationship in which PubCo or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of PubCo’s executive officers or a member of PubCo’s Board of Directors;

•        any person who is known by PubCo to be the beneficial owner of more than five percent (5%) of its voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of our voting stock, and any person sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10 percent (10%) or greater beneficial ownership interest.

It is also anticipated that PubCo will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

This section of the proxy statement/prospectus describes the material differences between the rights of Helix Shareholders and the rights of PubCo stockholders upon completion of the Domestication. Helix is an exempted company incorporated under the Cayman Companies Act. The rights of Helix Shareholders are currently governed by the Cayman Companies Act, Cayman Islands law generally and Helix Articles. Upon completion of the Domestication, the rights of Helix Shareholders who become shareholders of domesticated PubCo will be governed by the DGCL and the PubCo Organizational Documents, as they will be in effect as of the Closing. The Cayman Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the existing organization documents of Helix differ in certain material respects from the PubCo Organizational Documents. As a result, when you become a stockholder of PubCo, your rights will differ in some regards as compared to when you were a shareholder of Helix.

Below are summary charts outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Helix and PubCo according to applicable law and the organizational documents of Helix and PubCo. This section does not include a complete description of all differences between the rights of Helix Shareholders and PubCo stockholders following completion of the Domestication, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the Cayman Companies Act and the DGCL and the Organizational Documents of each company. This summary is qualified in its entirety by reference to the full text of Helix Articles and the PubCo Charter, attached to this proxy statement/prospectus as Annex I, and the PubCo Bylaws, attached to this proxy statement/prospectus as Annex J, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Companies Act, to understand how these laws apply to Helix and PubCo.

Comparison of Shareholder Rights Under Applicable Corporate Law

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target stockholders. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Under the Cayman Companies Act, certain fundamental changes such as a merger, consolidation or migration out of the Cayman Islands is required to be approved by a special resolution, and any other authorization as may be specified in the relevant articles of association.

In respect of a merger, parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Votes for Routine Matters

Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.

Under Cayman Islands law and the Helix Articles, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights and Dissenters’ Rights

A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.

Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company. The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of Helix or any of them will be open to the inspection of shareholders not being directors, and no shareholder (not being a director) will have any right of inspecting any account or book or document of Helix except as conferred by law or authorized by the directors or by ordinary resolution of Helix.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.

Helix’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) Helix management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

	Delaware	Cayman Islands

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against Helix where the individual rights of that shareholder have been infringed or are about to be infringed.

Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•   duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•   duty to not improperly fetter the exercise of future discretion;

•   duty to exercise authority for the purpose for which it is conferred;

•   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•   duty to exercise independent judgment.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

	Delaware	Cayman Islands
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Under Helix’s Articles, every director and officer of Helix, together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of Helix against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to Helix for any loss or damage incurred by Helix as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.

No directors will be liable to Helix for any loss or damage incurred by Helix as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, as determined by a court of competent jurisdiction.

Comparison of Shareholder Rights Under the Applicable Organizational Documents

When the Domestication is completed, the rights of stockholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Companies Act that will alter certain of the rights of shareholders and affect the powers of the Helix board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Companies Act.

	Existing Helix Articles	PubCo Organizational Documents
Authorized Shares

The Helix Articles authorize 555,000,000 shares, consisting of 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares and 5,000,000 preference shares.

See paragraph 5 of the Helix Articles.

The PubCo Organizational Documents authorize [•] shares, consisting of [•] shares of PubCo Common Stock and [•] shares of preferred stock. See Article IV of the PubCo Charter.
Voting

The Helix Articles provide that holders of Helix Class A Ordinary Shares and Helix Class B Ordinary Shares will vote together as a single class on all matters submitted to the shareholders for their vote or approval, except as required by applicable law or provided by the Helix Articles, and that shareholders are entitled to one vote per share on all matters submitted to the shareholders for their vote or approval.

The holders of PubCo Common Stock will be entitled to cast one vote per share. Except as otherwise required by law or the PubCo Charter, when quorum is present at any meeting of stockholders, any matter before the meeting shall be decided by majority of the votes properly cast for and against such matter while election of directors are elected by a plurality of votes cast in such elections.

Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent

The existing Helix Articles authorize the issuance of 5,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the Helix Board is empowered under the existing Helix Articles, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares.

See Article 3.1 of the Helix Articles.

The PubCo Organizational Documents authorize the PubCo Board to make issuances of all or any shares of preferred stock in one or more series, with such terms and conditions and at such future dates as may be expressly determined by the PubCo Board and as may be permitted by the DGCL.

See Article IV, subsection B of the PubCo Charter.

Shareholder/Stockholder Written Consent in Lieu of a Meeting	The existing Helix Articles provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution. See Article 23 of the Helix Articles.

The PubCo Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

Classified Board

The existing Helix Articles provide that the Helix Board will be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.

See Article 28.2 of the Helix Articles.

The PubCo Organizational Documents provide that the PubCo Board will be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.

See Article VI of the PubCo Charter.

Corporate Name	The existing Helix Articles provide the name of the company is “Helix Acquisition Corp. II” See paragraph 1 of the Helix Articles.	The PubCo Organizational Documents will provide that the name of the PubCo will be “BridgeBio Oncology Therapeutics, Inc.” See Article I of the PubCo Charter.

	Existing Helix Articles	PubCo Organizational Documents
Perpetual Existence

The existing Helix Articles provide that if we do not consummate a business combination (as defined in the Helix Articles) by February 13, 2026 Helix shall cease all operations except for the purposes of winding up and shall redeem the shares issued in the IPO and liquidate our Trust Account.

See Article 51.7 of Helix Articles.

PubCo’s existence will be perpetual pursuant to the default rule under the DGCL.
Takeovers by Interested Stockholders

The existing Helix Articles provide that if we do not consummate a business combination (as defined in the Helix Articles) by February 13, 2026 Helix shall cease all operations except for the purposes of winding up and shall redeem the shares issued in the IPO and liquidate our Trust Account.

See Article 51.7 of Helix Articles.

The PubCo Organizational Documents will provide certain restrictions regarding takeovers by interested stockholders.

See the description of such restrictions in the subsection titled “— Anti-Takeover Provisions” in the section titled “Description of PubCo Securities” below.

Provisions Related to Status as Blank Check Company	The existing Helix Articles set forth various provisions related to our status as a blank check company prior to the consummation of a business combination. See Article 51 of Helix Articles.

The PubCo Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon the Closing, as we will cease to be a blank check company at such time.

SHARES ELIGIBLE FOR FUTURE SALES

Based on the unaudited pro forma combined financial information and the assumptions set out therein and elsewhere in this proxy statement/prospectus, immediately following the consummation of the Business Combination, PubCo will have up to 87,045,499 shares of PubCo Common Stock issued and outstanding, assuming the No Redemptions Scenario, the surrender and forfeiture by the Sponsor of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares, and that no Helix Shareholders exercise dissenters’ rights pursuant to the CACI, or up to 81,944,891 shares of PubCo Common Stock outstanding, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture by Sponsor of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares. Except pursuant to the Lock-Up Agreement and the lock-up provisions in the PubCo Bylaws, and except with respect to the shares of PubCo Common Stock to be issued to the BBOT Consenting Stockholders, all of the PubCo Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by PubCo’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of shares of PubCo Common Stock in the public market could adversely affect prevailing market prices of PubCo Common Stock. Prior to the Business Combination, there has been no public market for PubCo Common Stock. Helix intends to apply for listing of the PubCo Common Stock on the Nasdaq Global Market. PubCo, BBOT, and Helix believe that PubCo will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing will occur. Additionally, PubCo cannot assure you that a regular trading market will develop in the PubCo Common Stock.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of the BBOT employees, consultants or advisors who purchases PubCo Common Stock in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights and Resale Registration Statement

At the Closing, PubCo, the Sponsor, Cormorant, and certain other Helix Insiders, and certain former BBOT Stockholders, will enter into the A&R Registration Rights Agreement, pursuant to which, upon completion of the Business Combination, the PubCo Common Stock held by the parties thereto will bear customary demand, piggy-back and shelf registration rights.

Additionally, each PIPE Investor will have registration rights with respect to the PIPE Shares pursuant to the Subscription Agreements.

Pursuant to the A&R Registration Rights Agreement, PubCo will agree, and pursuant to the Subscription Agreements, Helix has agreed, to use its commercially reasonable efforts to file a resale registration statement under the Securities Act, not later than 30 days following the consummation of the Business Combination to register certain registrable securities held by the parties thereto. We estimate that an aggregate of approximately 67.0 million shares of PubCo Common Stock will be subject to registration rights immediately following Closing pursuant to the A&R Registration Rights Agreement and Subscription Agreements, representing approximately 81.5% of the total issued and outstanding shares of PubCo Common Stock following the Business Combination, assuming the Minimum Cash Condition Redemptions Scenario, the surrender and forfeiture of 286,531 Sponsor Forfeited Shares and no surrender and forfeiture of Sponsor Contributed Shares by the Sponsor, and that an aggregate of approximately $260.9 million of PIPE Investments are funded at the Closing. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”

Sales of a large number of shares of PubCo Common Stock could cause the prevailing market price of PubCo Common Stock to decline. See “Risk Factors — Future sales, or the perception of future sales, by PubCo or its stockholders in the public market could cause the market price for PubCo’s securities to decline.”

Securities Act Restrictions on Resale of PubCo Securities

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of PubCo at the time of, or at any time during the three months preceding, a sale and (ii) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale, has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as PubCo was required to file reports) preceding the sale, and has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of the Securities Act during the 12 months (or such shorter period as PubCo was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of PubCo Common Stock for at least six months but who are affiliates of PubCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of PubCo Common Stock then outstanding; or

•        the average weekly reported trading volume of PubCo Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of PubCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC reflecting its status as an entity that is not a shell company.

DESCRIPTION OF PUBCO SECURITIES

As a result of the Business Combination, Helix Shareholders who receive shares of PubCo Common Stock in connection with the Business Combination will become stockholders of the PubCo. Your rights as the PubCo stockholders will be governed by Delaware law and the PubCo Charter and the PubCo Bylaws. The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. Helix urges you to read the applicable provisions of Delaware law and the PubCo Charter and the PubCo Bylaws carefully and in their entirety because they describe your rights as a holder of shares of Domestication Common Stock.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of [•] shares of capital stock, consisting of (i) [•] shares of common stock, par value $[0.0001] per share and (ii) [•] shares of preferred stock, par value $[0.0001] per share. The outstanding shares of our Domestication Common Stock are, and the shares of Domestication Common Stock of PubCo issuable in connection with the Business Combination pursuant to the Business Combination Agreement will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the EGM, there were [•] Helix Class A Shares held of record by [•] holder[s], [•] Helix Class B Shares held of record by [•] holder[s], and no preference shares issued and outstanding. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Common Stock

The PubCo Charter provides that the PubCo Common Stock will have identical par value and participation rights to current Helix Class A Shares and Helix Class B Shares. Pursuant to the Helix Articles, the Business Combination Agreement and Sponsor Support Agreement, the holders of Helix Class B Shares agreed to elect to convert their Helix Class B Shares into Helix Class A Shares immediately prior to the Domestication and to waive their rights under Helix’s Articles to have their Helix Class B Shares converted into Helix Class A Shares at a ratio of greater than one-to-one. Further, pursuant to the Helix Articles and the Business Combination Agreement, the Helix Class A Shares (including the Helix Class A Shares issued in connection with the Class B Share Conversion, but excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares) will convert on a one-to-one basis into PubCo Common Stock, with identical par value and participation rights to current Helix Class A Shares.

Preferred Stock

The PubCo Charter provides that shares of preferred stock may be issued from time to time in one or more series. The board of directors of the post-combination company will be authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The PubCo Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the PubCo Common Stock and could have anti-takeover effects. The ability of the PubCo Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. PubCo has no preferred stock outstanding at the date hereof. Although PubCo does not currently intend to issue any shares of preferred stock, it cannot assure you that PubCo will not do so in the future.

Dividends

Under the PubCo Charter, holders of PubCo Common Stock are entitled to receive ratable dividends, if any, as may be declared from time-to-time by our Board out of legally available assets or funds. There are no current plans to pay cash dividends on PubCo Common Stock for the foreseeable future.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the current certificate of incorporation and the PubCo Charter, the holders of PubCo Common Stock possess or will possess, as applicable, all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. Subject to certain limited exceptions, the holders of PubCo Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of PubCo Common Stock under the PubCo Charter.

Preemptive or Other Rights

The PubCo Charter does not provide for any preemptive or other similar rights.

Election of Directors

The Helix Board currently consists of four directors.

Following the completion of the Business Combination, the size of the PubCo Board will be increased to consist of seven (7) directors, as discussed in greater detail in “Proposal No. 8 — The Director Election Proposal” and “Management of PubCo following the Business Combination.” Under the terms of the PubCo Charter, upon the effectiveness thereof, the Board will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the PubCo Board.

Under the PubCo Charter, directors are elected by a plurality voting standard, whereby each of our stockholders may not give more than one vote per share towards any one director nominee. There are no cumulative voting rights.

Annual Stockholder Meetings

PubCo will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the PubCo Board. To the extent permitted under applicable law, PubCo may conduct meetings by means of remote communication.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, PubCo’s stockholders have appraisal rights in connection with a merger or consolidation of PubCo. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of PubCo’s stockholders may bring an action in PubCo’s name to procure a judgment in PubCo’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of PubCo’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The Helix Articles provide that our current and former officers and directors will be indemnified by us for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No such officer or director is be liable to Helix for any loss or damage incurred by Helix as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such officer or director. Helix has further agreed to advance reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such officer or director for which indemnity will or could be sought. The PubCo Charter and PubCo Bylaws will provide for the indemnification of current and former officers and directors of PubCo to the fullest extent permitted by Delaware law.

PubCo intends to enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our current certificate of incorporation. The Helix Articles also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions.

PubCo will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. In connection with the Closing, Helix will purchase a tail policy with respect to liability coverage for the benefit of our current officers and directors on the same or substantially similar terms of our existing policy. Pursuant to the Business Combination Agreement, PubCo will maintain such tail policy for a period of six years following the Closing.

These provisions may discourage current shareholders and future stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders and stockholders. Furthermore, a shareholder’s or stockholder’s investment may be adversely affected to the extent PubCo pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

PubCo believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Certain Anti-Takeover Provisions of Delaware Law; PubCo Charter and PubCo Bylaws

The PubCo Charter and PubCo Bylaws will contain and the DGCL contains provisions, as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of PubCo Board. These provisions are intended to avoid costly takeover battles, reduce PubCo’s vulnerability to a hostile change of control and enhance the ability of PubCo Board to maximize stockholder value in connection with any unsolicited offer to acquire PubCo. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of PubCo by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of PubCo Common Stock held by stockholders.

Exclusive Forum

The PubCo Organizational Documents establish that, unless PubCo consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of PubCo, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of PubCo to PubCo or PubCo’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the PubCo Charter or PubCo Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

Advance Notice of Director Nominations and New Business

For information regarding registration rights of certain securities of PubCo, see “Stockholder Proposals and Nominations.”

Listing of Securities

Helix intends to apply to list the PubCo Common Stock on Nasdaq under the symbol “BBOT” upon the closing of the Business Combination.

It is a condition to BBOT’s and Helix’s obligations to consummate the Business Combination that the PubCo Common Stock to be issued in connection with the Business Combination Agreement, including the Aggregate Merger Consideration and the PIPE Shares, is approved for listing on Nasdaq, subject only to official notice of issuance. Additionally, it is a condition to the obligations of the parties to the Subscription Agreements to consummate the PIPE Investments that the PubCo Common Stock, including the PIPE Shares, has been approved for listing on Nasdaq, subject only to official notice of issuance. Helix and BBOT believe that Helix will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by BBOT and Helix, and the PIPE Investments may not be consummated unless such condition is waived by the PIPE Investors. The Nasdaq listing condition may be waived by BBOT and Helix, with respect to the Business Combination, and by the PIPE Investors, with respect to the PIPE Investment, at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM. If BBOT and Helix, on the one hand, and/or the PIPE Investors, on the other hand, waive such condition, Helix intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the EGM. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, PubCo may not have received from Nasdaq either confirmation of the listing of the PubCo Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if PubCo has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the PubCo Common Stock will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.

Registration Rights

At the Closing, PubCo will enter into the A&R Registration Rights Agreement, pursuant to which, among other things, the Helix Insiders and certain BBOT Stockholders will have specified rights to require PubCo to register all or a portion of their shares of PubCo Common Stock under the Securities Act and provide customary demand as well as piggyback registration rights. See the section entitled “The Business Combination — Ancillary Agreements.” The PIPE Investors also have registration rights pursuant to the terms of the Subscription Agreements. For information regarding registration rights of certain securities of PubCo, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — A&R Registration Rights Agreement.”

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

Helix’s shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. Helix’s shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The PubCo Organizational Documents establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The PubCo Organizational Documents provide that nominations of persons or election to the PubCo Board and the proposal of other business to be considered by the stockholders may be brought before an annual meeting (a) by or at the direction of the PubCo Board or (b) otherwise by any stockholder of PubCo who was a stockholder of record at the time of giving of notice of the annual meeting provided for in the PubCo Organizational Documents, who (A)(1) is entitled to vote at the meeting, (2) is present (in person or by proxy) at the meeting and (3) complies with the notice procedures set forth in the PubCo Organizational Documents as to such nomination or business or (B) properly makes such proposal in accordance with Rule 14a-8 (or a successor rule) under the Exchange Act. To be timely for PubCo’s annual meeting of stockholders, a stockholder’s notice must be received by the Secretary of PubCo at PubCo’s principal executive offices:

•        not less than the 90 days; and

•        not more than the 120 days prior to the one-year anniversary of the preceding year’s annual meeting.

In the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date and if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made by PubCo. Nominations and proposals also must satisfy other requirements set forth in the Proposed PubCo Organizational Documents. The presiding person at an annual meeting or a special meeting, as applicable, may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the Proposed PubCo Organizational Documents, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2026 annual meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before PubCo begins to print and send out its proxy materials for such 2026 annual meeting (and PubCo will publicly disclose such date when it is known).

Stockholder Director Nominees

The PubCo Organizational Documents permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by the PubCo Organizational Documents. In addition, the stockholder must give timely notice to Topco’s secretary in accordance with the PubCo Organizational Documents, which, in general, require that the notice be received by PubCo’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Helix Board, any committee chairperson or the non-management directors as a group by writing to the Helix Board or committee chairperson in care of Helix Acquisition Corp. II, 200 Clarendon Street, 52nd Floor, Boston, MA 02116. Following the Closing, such communications should be sent to [•]. Each communication will be forwarded, depending on the subject matter, to the PubCo Board, the appropriate [•] or [•].

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Helix and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Helix’s annual report to shareholders and Helix’s proxy statement. Upon written or oral request, Helix will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Helix deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Helix deliver single copies of such documents in the future. Shareholders may notify Helix of their requests by calling or writing Helix at its principal executive offices at 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the securities of Helix to be issued in connection with the Domestication.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Helix Board does not know of any matters that will be presented for consideration at the EGM other than as described in this proxy statement/prospectus. If any other matters properly come before the EGM, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of Helix as of December 31, 2024 and 2023 the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2024 and 2023, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Helix to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of TheRas, Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

HOUSEHOLDING INFORMATION

Unless Helix has received contrary instructions, Helix may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if Helix believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Helix’s expenses. However, if shareholders prefer to receive multiple sets of Helix’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of Helix’s disclosure documents, the shareholders should follow these instructions:

•        if the shares are registered in the name of the shareholder, the shareholder should contact Helix at the following address and e-mail address:

Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02166
Attention: [•]
Email: [•]

•        if a broker, bank or nominee holds the shares, the shareholder should contact the broker, bank or nominee directly.

WHERE CAN YOU FIND MORE INFORMATION

Helix has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Helix files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Helix at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Helix has been supplied by Helix, and all such information relating to BBOT has been supplied by BBOT, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

(1)    This document is a (i) prospectus of Helix with respect to the PubCo Common Stock to be issued to Helix Shareholders and BBOT equityholders if the Business Combination described herein is consummated, and (ii) a proxy statement of Helix for the EGM. Helix and BBOT have not authorized anyone to give any information or make any representation about the Business Combination, Helix or BBOT that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

(2)    If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02166
Attention: [•]
Email: [•]

You may also obtain these documents by requesting them in writing or by telephone from Helix’s proxy solicitation agent at the following address and telephone number:

[•]

If you are a shareholder of Helix and would like to request documents, please do so no later than [•] business days before the EGM in order to receive them before the EGM. If you request any documents from Helix, Helix will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other documents that are not included with this proxy statement/prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Helix is a Cayman Islands exempted company. If Helix does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Helix. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Helix in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Helix may be served with process in the United States with respect to actions against Helix arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Helix’s securities by serving Helix’s U.S. agent irrevocably appointed for that purpose.

INDEX TO FINANCIAL STATEMENTS

HELIX ACQUISITION CORP. II — AUDITED FINANCIAL STATEMENTS

THERAS, INC. — AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Helix Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Helix Acquisition Corp. II as of December 31, 2024 and 2023 the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Helix Acquisition Corp. II, as of December 31, 2024 and 2023, and the results of its operations and its cash flows for years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Helix Acquisition Corp. II in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Helix Acquisition Corp. II is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York
March 10, 2025

PCAOB ID Number 100

HELIX ACQUISITION CORP. II
BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash	$1,697,777	$—
Prepaid expense	2,160	—
Prepaid insurance – current portion	249,840	—
Total current assets	1,949,777	—
Deferred offering costs	—	332,894
Long-term prepaid insurance	25,128
Marketable securities held in Trust Account	192,449,291	—
TOTAL ASSETS	$194,424,196	$332,894

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued offering costs	$—	$311,368
Accounts payable and accrued expenses	119,706	15,000
Due to related party	67,809	—
Promissory note – related party	—	70,095
Total current liabilities	187,515	396,463
Deferred underwriting fee	5,520,000	—
TOTAL LIABILITIES	5,707,515	396,463

Commitments (Note 6)

Class A ordinary shares subject to possible redemption, 18,400,000 shares at redemption value of $10.46 per share as of December 31, 2024 and 0 shares at December 31, 2023	192,449,291	—

SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding at December 31, 2024 and 2023	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 509,000 and 0 shares issued and outstanding (excluding 18,400,000 and 0 shares subject to possible redemption) at December 31, 2024 and 2023, respectively	51	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,600,000 shares issued and outstanding at December 31, 2024 and 2023(1)	460	460
Additional paid-in capital	—	24,540
Accumulated deficit	(3,733,121)	(88,569)
TOTAL SHAREHOLDERS’ DEFICIT	(3,732,610)	(63,569)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$194,424,196	$332,894

____________

(1)      On February 1, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 1,437,500 Class B ordinary shares, resulting in a total of 4,312,500 Class B ordinary shares held by the Sponsor and the Company’s two independent directors and one advisor. On February 8, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 287,500 Class B ordinary shares, resulting in a total of 4,600,000 Class B ordinary shares held by the Sponsor and the Company’s two independent directors and one advisor.

The accompanying notes are an integral part of these financial statements.

HELIX ACQUISITION CORP. II
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2024	2023
General and administrative expenses	$584,389	$41,692
Loss from operations	(584,389)	(41,692)

Other income (expense):
Share-based compensation expense	(271,572)	—
Interest earned on bank deposits	6,182	—
Interest earned on marketable securities held in Trust Account	8,449,291	—
Total other income	8,183,901	—

Net income (loss)	$7,599,512	$(41,692)

Basic weighted average shares outstanding, Class A ordinary shares	16,635,787	—

Basic net income per share, Class A ordinary shares	$0.36	$—

Diluted weighted average shares outstanding, Class A ordinary shares	16,635,787	—

Diluted net income per share, Class A ordinary shares	$0.36	$—

Basic weighted average shares outstanding, Class B ordinary shares(1)(2)	4,527,869	4,000,000

Basic net income (loss) per share, Class B ordinary shares	$0.36	$(0.01)

Diluted weighted average shares outstanding, Class B ordinary shares(1)(2)	4,600,000	4,000,000

Diluted net income (loss) per share, Class B ordinary shares	$0.36	$(0.01)

____________

(1)      As of December 31, 2023, excludes an aggregate of up to 600,000 Class B ordinary shares that are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On February 13, 2024, simultaneously with the closing of the Initial Public Offering, the underwriter fully exercised its over-allotment option, and accordingly, the 600,000 Founder Shares are no longer subject to forfeiture (Note 5).

(2)      On February 1, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 1,437,500 Class B ordinary shares, resulting in a total of 4,312,500 Class B ordinary shares held by the Sponsor and the Company’s two independent directors and one advisor. On February 8, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 287,500 Class B ordinary shares, resulting in a total of 4,600,000 Class B ordinary shares held by the Sponsor and the Company’s two independent directors and one advisor.

The accompanying notes are an integral part of these financial statements.

HELIX ACQUISITION CORP. II
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2022(1)	—	$—	4,600,000	$460	$24,540	$(46,877)	$(21,877)
Net loss	—	—	—	—	—	(41,692)	(41,692)
Balance – December 31, 2023(2)	—	$—	4,600,000	$460	$24,540	$(88,569)	$(63,569)
Sale of 509,000 Private Placement Shares	509,000	51	—	—	5,089,949	—	5,090,000
Allocated value of transaction costs to private shares	—	—	—	—	(22,096)	—	(22,096)
Share-based compensation expense	—	—	—	—	271,572	—	271,572
Accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	(5,363,965)	(11,244,064)	(16,608,029)
Net income	—	—	—	—	—	7,599,512	7,599,512
Balance – December 31, 2024 (unaudited)(2)	509,000	$51	4,600,000	$460	$—	$(3,733,121)	$(3,732,610)

____________

(1)      Includes an aggregate of up to 600,000 Class B ordinary shares that are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On February 13, 2024, simultaneously with the closing of the Initial Public Offering, the underwriter fully exercised its over-allotment option, and accordingly, the 600,000 Founder Shares are no longer subject to forfeiture (Note 5).

(2)      On February 1, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 1,437,500 Class B ordinary shares, resulting in a total of 4,312,500 Class B ordinary shares held by the Sponsor and the Company’s two independent directors and one advisor. On February 8, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 287,500 Class B ordinary shares, resulting in a total of 4,600,000 Class B ordinary shares held by the Sponsor and the Company’s two independent directors and one advisor.

The accompanying notes are an integral part of these financial statements.

HELIX ACQUISITION CORP. II
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash Flows from Operating Activities:
Net income (loss)	$7,599,512	$(41,692)
Adjustments to reconcile net income to net cash used in operating activities:
Formation and operation expenses paid by Sponsor	—	26,692
Interest earned on marketable securities held in Trust Account	(8,449,291)	—
Non-cash accrued offering costs adjustment	(81,000)	—
Share-based compensation expense	271,572	—
Changes in operating assets and liabilities:
Prepaid expense	(2,160)	—
Short-term prepaid insurance	(249,840)	—
Long-term prepaid insurance	(25,128)	—
Due to related party	67,809	—
Accounts payable and accrued expenses	104,706	15,000
Net cash used in operating activities	(763,820)	—

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(184,000,000)	—
Net cash used in investing activities	(184,000,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Public Shares, net of underwriting discounts paid	182,160,000	—
Proceeds from sale of Private Placement Shares	5,090,000	—
Repayment of promissory note – related party	(209,853)	—
Payment of offering costs	(578,550)	—
Net cash provided by financing activities	186,461,597	—

Net Change in Cash	1,697,777	—
Cash – Beginning of period	—	—
Cash – End of period	$1,697,777	$—

Non-cash investing and financing activities:
Deferred offering costs paid by Sponsor through promissory note	$139,758	$—

The accompanying notes are an integral part of these financial statements.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Helix Acquisition Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on June 15, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination but intends to focus on healthcare and healthcare related industries. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from June 15, 2021 (inception) through December 31, 2024 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on February 8, 2024. On February 13, 2024, the Company consummated the Initial Public Offering of 18,400,000 Class A ordinary shares (the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 2,400,000 Public Shares, at $10.00 per Public Share, generating gross proceeds of $184,000,000, which is discussed in Note 3. Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 509,000 Class A ordinary shares (the “Private Placement Shares”) to Helix Holdings II, LLC (the “Sponsor”) at a price of $10.00 per Private Placement Share, or $5,090,000 in the aggregate, which is described in Note 4.

Transaction costs amounted to $8,180,834, consisting of $1,840,000 of upfront cash underwriting fee, $5,520,000 of deferred underwriting fee (see additional discussion on Note 6), and $820,834 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The rules of Nasdaq require that the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company anticipates structuring the initial Business Combination so that the post transaction company in which the Public Shareholders (as defined below) own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. The Company may, however, structure the initial Business Combination such that the post transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but the Company will only complete such Business Combination if the post transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Following the closing of the Initial Public Offering, on February 13, 2024, an amount of $184,000,000 ($10.00 per Share) from the net proceeds of the sale of the Public Shares and the sale of the Private Placement Shares, after deducting $1,840,000 in underwriting discounts and commissions paid upon the closing of the Initial Public Offering and an aggregate of $3,250,000 to pay fees and expenses in connection with the closing of the Initial Public Offering and for working capital following the closing, was placed in the trust account (“Trust Account”), and either held in cash, deposited into an interest bearing or non-interest bearing bank demand deposit account at a U.S. chartered commercial bank with consolidated assets of $100 billion or more, or invested in U.S. government securities within

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (cont.)

the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earliest of (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially anticipated to be $10.00 per Public Share), including interest (less taxes paid or payable), divided by the number of then issued and outstanding Public Shares, subject to certain limitations as described in the Annual Report. The per-share amount to be distributed to the Public Shareholders who properly redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). The Class A ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares (as defined below), Private Placement Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Completion Window (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (less taxes paid or payable), divided by the number of then issued and outstanding Public Shares.

The Company will have until (i) the period ending on the date that is 24 months from the closing of the Initial Public Offering, or such earlier liquidation as the Company’s board of directors may approve, in which the Company must complete an initial Business Combination or (ii) such other time period in which the Company must complete an initial Business Combination pursuant to an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (the “Completion Window”). However, if the Company has not completed a Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes paid or payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will constitute full and complete payment for the Public Shares and completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (cont.)

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Completion Window. However, the Public Shares acquired by affiliates of the Sponsor in the Initial Public Offering, and any other Public Shares that the Sponsor or its affiliates may acquire thereafter, will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Completion Window. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Completion Window, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Share ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in the value of trust assets, less taxes paid or payable and up to $100,000 of interest to pay dissolution expenses, provided that this liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of December 31, 2024, the Company had cash of $1,697,777 and working capital of $1,762,262.

Until the consummation of an Initial Business Combination, the Company will be using the funds held outside the Trust Account for identifying and evaluating target businesses, performing due diligence on prospective target businesses, paying for travel expenditures, reviewing corporate documents and material agreements of prospective target businesses, and structuring, negotiating and completing an Initial Business Combination.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into private placement shares of the post-Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of December 31, 2024 and 2023, the Company had no outstanding borrowings under the Working Capital Loans.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (cont.)

In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete an Initial Business Combination by February 14, 2026, then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management plans to consummate an Initial Business Combination prior to the mandatory liquidation date. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 14, 2026.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of other income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has $1,697,777 and $0 in cash as of December 31, 2024 and 2023, respectively, and no cash equivalents as of such dates.

Marketable Securities Held in Trust Account

At December 31, 2024, substantially all of the assets held in the Trust Account were held in U.S. Treasury bills. The Company accounts for its marketable securities as trading securities under ASC 320, “Investments — Debt and Equity Securities”, where securities are presented at fair value on the balance sheets. Gains and losses resulting from the change in fair value of marketable securities held in the Trust Account are included in interest earned on marketable securities held in Trust Account in the statements of operations. As of December 31, 2024, the Company has $8,449,291 of interest earned in the Trust Account of which $7,358,108 was invested in marketable securities and $1,098,183 of accrued interest will be invested in marketable securities. As of December 31, 2024, the Company has not withdrawn any interest earned on the Trust Account. As of December 31, 2023, there were no funds deposited in the Trust Account.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. Financial Accounting Standards Board (“FASB”) ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. Offering costs allocated to the Public Shares were charged to temporary equity. Offering costs allocated to the Private Placement Shares were charged to additional paid-in capital.

Class A Redeemable Share Classification

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes change in redemption value immediately as it occurs and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, at December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets. At December 31, 2024, the Class A ordinary shares subject to redemption reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$184,000,000
Less:
Class A ordinary shares issuance costs	(8,158,738)
Plus:
Accretion of carrying value to redemption value	16,608,029
Class A ordinary shares subject to possible redemption, December 31, 2024	$192,449,291

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024 and 2023, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was $0 for the periods presented.

Net Income (loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of the FASB ASC Topic 260, “Earnings Per Share.” Net income (loss) per ordinary share is computed by dividing net income (loss) per ordinary share by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Basic and diluted net income (loss) per ordinary share for Class A ordinary shares and Class B ordinary shares is calculated by dividing net income (loss) attributable to the Company by the weighted average number of Class A ordinary shares and Class B ordinary shares outstanding, allocated proportionally to each class of ordinary shares. This presentation assumes a Business Combination as the most likely outcome. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

	For the Year Ended December 31,
	2024		2023
	Class A	Class B	Class A	Class B
Basic net income (loss) per share
Numerator:
Allocation of net income (loss)	$5,973,630	$1,625,882	$—	$(41,692)
Denominator:
Basic weighted average shares outstanding(1)	16,635,787	4,527,869	—	4,000,000
Basic net income (loss) per share	$0.36	$0.36	$—	$(0.01)
	For the Year Ended December 31,
	2024		2023
	Class A	Class B	Class A	Class B
Diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$5,953,340	$1,646,173	$—	$(41,692)
Denominator:
Diluted weighted average shares outstanding(1)	16,635,787	4,600,000	—	4,000,000
Diluted net income (loss) per share	$0.36	$0.36	$—	$(0.01)

____________

(1)      At December 31, 2023, excludes an aggregate of 600,000 Class B ordinary shares that are subject to forfeiture.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Share-Based Compensation

The Company records share-based compensation in accordance with FASB ASC Topic 718, “Compensation-Share Compensation” (“ASC 718”), guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. The Company recognizes all forms of share-based payments at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments are valued using a Black-Scholes option pricing model. Grants of share-based payment awards issued to non-employees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Recent Accounting Standards

In March 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-01, “Compensation — Stock Compensation (Topic 718): Scope Application of Profit Interest and Similar Awards” (“ASU 2024-01”). This ASU provides clarification on when profit interest awards should be accounted for similar to a cash bonus or profit-sharing arrangement in accordance with ASC 710 or as a share-based payment arrangement in accordance with ASC 718. The FASB issued this ASU to address diversity in the practice of accounting for profit interest awards. Management does not believe the adoption of ASU 2024-01 will have a material impact on the accompanying financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): “Improvements to Reportable Segment Disclosures”. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 9 Segment Information in the accompanying notes to the financial statements for further detail.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 3. PUBLIC OFFERING

On February 13, 2024, pursuant to the Initial Public Offering, the Company sold 18,400,000 Public Shares, which includes a full exercise by the underwriter of their over-allotment option in the amount of 2,400,000 Public Shares, at a price of $10.00 per Public Share.

NOTE 4. PRIVATE PLACEMENT

On February 13, 2024, simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 509,000 Private Placement Shares at a price of $10.00 per Private Placement Share, for an aggregate purchase price of $5,090,000. A portion of the proceeds from the Private Placement Shares was added to the proceeds from the Initial Public Offering and are held in the Trust Account.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 19, 2021, Sponsor paid $25,000 to cover certain offering and formation costs of the Company in exchange for 2,875,000 Class B ordinary shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 562,500 shares that were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding any Public Shares purchased by the Sponsor in the Initial Public Offering and excluding the Private Placement Shares). On November 29, 2023, the Sponsor assigned 30,000 Founder Shares to each of the Company’s independent directors, Mark McKenna and John Schmid, and to the Company’s advisor, Andrew Phillips. On February 1, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 1,437,500 shares, resulting in the Sponsor holding a total of 4,222,500 Founder Shares. On February 8, 2024, the Company effected a share capitalization with respect to the Class B ordinary shares of 287,500 shares, resulting in the Sponsor holding a total of 4,510,000 Founder Shares and the Company’s two independent directors and one advisor (together with the Sponsor, the “Insiders”) each holding 30,000 Founder Shares, which were retroactively presented on the financial statements, with up to 600,000 Founder Shares held by the Sponsor subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised. On February 11, 2024, the underwriter of the Initial Public Offering delivered the Company a notice of its intention to fully exercise the over-allotment option and on February 13, 2024, simultaneously with the closing of the Initial Public Offering, the underwriter purchased the additional 2,400,000 Public Shares at a price of $10.00 per Public Share. Accordingly, the Founder Shares are no longer subject to forfeiture.

The Insiders have each agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

The sale or allocation of the Founder Shares to the Company’s director nominees, as described above, is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 90,000 Founder Shares transferred to the Company’s independent directors and advisor on November 29, 2023 is $309,600 or $3.44 per share. The Founder Shares were granted subject to a service condition (i.e., being part of the Company at the date of the Initial Public Offering through one year from the Initial Public Offering). Stock-based compensation will be recognized ratably from the date of the Initial Public Offering through the one-year anniversary of the Initial Public Offering in an amount equal to the number of Founder Shares times the grant date fair value per share less the amount initially received for the purchase of the Founder Shares.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Services and Indemnification Agreement

The Company entered into an agreement, commencing on February 8, 2024, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $6,458 per month for office space, utilities and secretarial, and administrative support services. In addition, the Company has agreed that it will indemnify the Sponsor, members and managers and representatives of the Sponsor (collectively, “Sponsor Indemnitees”) from any claims arising out of or relating to the Initial Public Offering or the Company’s operations or conduct of the Company’s business or any claim against any Sponsor Indemnitees alleging any expressed or implied management or endorsement by Sponsor Indemnitees of any of the Company’s activities or any express or implied association between Sponsor Indemnitees, on the one hand, and the Company or any of its other affiliates, on the other hand. For the year ended December 31, 2024, the Company incurred $67,809 in fees for these services, of which such amounts are shown as due to related party in the accompanying balance sheets. For the year ended December 31, 2023, the Company did not incur any such fees for these services.

Promissory Note — Related Party

On June 19, 2021, as amended in October 2023, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2024 or (ii) the completion of the Initial Public Offering. As of December 31, 2024 and 2023, the Company had $0 and $70,095 outstanding under the Promissory Note, respectively. Borrowing under the note is no longer available.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into private placement shares of the post-Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of December 31, 2024 and 2023, the Company had no outstanding borrowings under the Working Capital Loans.

NOTE 6. COMMITMENTS

Registration Rights

The holders of the Founder Shares, Private Placement Shares and any shares that may be issued upon conversion of Working Capital Loans have registration rights pursuant to a registration rights agreement dated as of February 8, 2024 (the “Registration Rights Agreement”). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the Registration Rights Agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The Registration Rights Agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS (cont.)

Underwriting Agreement

The Company granted the underwriter a 45-day option to purchase up to 2,400,000 additional Public Shares to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On February 11, 2024, the underwriter delivered the Company a notice of its intention to fully exercise the over-allotment option and on February 13, 2024, simultaneously with the closing of the Initial Public Offering, the underwriter purchased the additional 2,400,000 Public Shares at a price of $10.00 per Public Share.

The underwriter was entitled to an upfront cash underwriting discount of $0.10 per Public Share, or $1,840,000 in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriter is entitled to a deferred fee of $0.30 per Public Share, or $5,520,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2024, there were 509,000 Class A ordinary shares issued and outstanding, excluding 18,400,000 Class A ordinary shares subject to possible redemption. At December 31, 2023, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2024 and 2023, there were 4,600,000 Class B ordinary shares issued and outstanding.

Holders of record of Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except to vote to approve any transfer by way of continuation pursuant to the Company’s Amended and Restated Memorandum and Articles of Association or as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination (including the forward purchase shares, but not the forward purchase agreements), excluding any forward purchases securities and Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private Placement Shares issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2024, assets held in the Trust Account were comprised of $635 in cash and $192,448,657 in U.S. Treasury Bills. As of December 31, 2024, the Company did not withdraw any interest income from the Trust Account. At December 31, 2023, there were no assets held in the Trust Account.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2024 and 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2024	December 31, 2023
Assets:
U.S. Treasury Bills held in Trust Account (Matures on February 13, 2025)	1	$192,448,657	$—

NOTE 9. SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s Chief Financial Officer has been identified as the chief operating decision maker (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
General and administrative expenses	$584,389	$41,692
Interest earned on marketable securities held in Trust Account	$8,449,291	$—

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 9. SEGMENT INFORMATION (cont.)

The key measures of segment profit or loss reviewed by our CODM are interest earned on marketable securities held in Trust Account and general and administrative expenses. The CODM reviews interest earned marketable securities held in Trust Account to measure and monitor shareholders value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Business Combination Agreement

On February 28, 2025, the Company entered into the BBOT Business Combination Agreement by and among the Company, BBOT, and Merger Sub. The BBOT Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (i) the Company will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation, and (ii) following the Domestication, Merger Sub will be merged with and into BBOT, as a result of which BBOT will be the surviving company and a wholly-owned subsidiary of the Company. The consummation of the Merger is referred to as the “Closing” and the date of the Closing is referred to as the “Closing Date.”

The foregoing description of the BBOT Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the BBOT Business Combination Agreement, a copy of which is included as Exhibit 2.1 to this Annual Report.

Other Agreements

The BBOT Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Helix Support Agreement

In connection with the execution of the BBOT Business Combination Agreement, on February 28, 2025, certain Company shareholders and Insiders (the “Helix Supporting Shareholders”), including the Sponsor, Cormorant funds each holding Class A ordinary shares, and the independent directors and an advisor of the Company each holding Class B ordinary shares (the “Helix Existing Investors”), entered into a support agreement with the Company and BBOT (the “Helix Support Agreement”). Under the Helix Support Agreement, among other things, each Helix Supporting Shareholder agreed to vote, at any meeting of the shareholders of the Company, and in any action by written consent of the shareholders of the Company, all of such Helix Supporting Shareholders’ Class A ordinary shares and Class B ordinary shares (i) in favor of each of the Parent Proposals (as defined in the BBOT Business Combination Agreement), and any other matters necessary or reasonably requested by the Company for consummation of the Domestication, the Merger or any other transactions contemplated by the BBOT Business Combination Agreement and the approval of the Parent Proposals; (ii) against any Alternative Proposal or Alternative Transaction or any proposal relating to an Alternative Proposal or Alternative Transaction (as defined in the BBOT Business Combination Agreement, respectively); and (iii) in favor of any proposal sought by the Company to extend the deadline by which the Company must consummate its initial business combination. In addition, the Helix Support Agreement prohibits each Helix Supporting Shareholder from, among other things, selling, assigning or transferring any Class A ordinary shares or Class B ordinary shares held by such Helix Supporting Shareholder except to certain permitted transferees, until the earliest of (a) the effective time

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 10. SUBSEQUENT EVENTS (cont.)

of the Merger, (b) such date and time as the BBOT Business Combination Agreement is terminated in accordance with its terms; (c) the liquidation of the Company; (d) the written agreement of each of the terminating Helix Supporting Shareholder(s), the Company and BBOT with respect to terminating the rights and obligations under the Helix Support Agreement of a specific Helix Supporting Shareholder or a subset of Helix Supporting Shareholders; and (e) the written agreement of all Helix Supporting Shareholders, the Company and BBOT to terminate the Helix Support Agreement in its entirety. Pursuant to the Helix Support Agreement, each of Cormorant Funds and its permitted transferees irrevocably and unconditionally covenants and agrees not to submit any Class A ordinary shares owned by it for redemption in connection with the BBOT Business Combination. Additionally, the Sponsor and Helix Existing Investors will comply with their non-redemption obligations as specified in the Letter Agreement.

Further, if and only if the Company Closing Cash is less than $400,000,000, the Sponsor will forfeit a number of shares of PubCo Common Stock (the “Contribution Shares”) equal to (a) 3,360,000 multiplied by (b) one minus the number resulting from dividing (i) the Company Closing Cash by (ii) $400,000,000, with any fractional share rounded to the nearest whole number resulting from such product.

The foregoing description of the Helix Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Helix Support Agreement, a copy of which is included as Exhibit 10.7 to this Annual Report.

BBOT Written Consent and Support Agreements

Concurrently and immediately prior to the signing of the BBOT Business Combination Agreement, BBOT obtained and delivered to Company the written consents of a sufficient number of shares of BBOT capital stock (the holders of such shares, the “BBOT Consenting Stockholders”) required to approve the BBOT Business Combination Agreement, each ancillary agreement to which BBOT is a party, and the BBOT Business Combination (the “BBOT Written Consent”).

The foregoing description of the BBOT Written Consent does not purport to be complete and is qualified in its entirety by the full text of the Form of Company Stockholder Written Consent, a copy of which is included as Exhibit L to the BBOT Business Combination Agreement, which is filed as Exhibit 2.1 to this Annual Report.

Additionally, concurrently and immediately prior to the signing of the BBOT Business Combination Agreement, the Company BBOT, and certain stockholders of BBOT (the “BBOT Supporting Stockholders”) entered into a support agreement (the “BBOT Support Agreement”). Pursuant to the BBOT Support Agreement, each BBOT Supporting Stockholder (i) agreed that each existing investor rights agreement of BBOT will automatically terminate upon the Closing, (ii) agreed not to make any proposal or offer that constitutes an Alternative Transaction, among other things, and (iii) waived and agreed not to exercise any rights of appraisal or rights to dissent it may have in connection with the Merger.

The BBOT Support Agreement also prohibits the BBOT Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of BBOT held by the BBOT Supporting Stockholders except to certain permitted transferees, until the earliest of (a) the effective time of the Merger, (b) such date and time as the BBOT Business Combination Agreement is terminated in accordance with its terms; and (c) the written agreement of all BBOT Supporting Stockholders, the Company and BBOT to terminate the agreement in its entirety.

The foregoing description of the BBOT Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the BBOT Support Agreement, a copy of which is included as Exhibit 10.8 to this Annual Report.

Subscription Agreement

In connection with the BBOT Business Combination, on February 28, 2025, the Company entered into subscription agreements (the “Subscription Agreements”) with certain qualified institutional buyers, institutional accredited investors, and other accredited investors, including Cormorant and other existing shareholders of the Company (collectively, the “PIPE Investors”), pursuant to which, among other things, PubCo agreed to issue and sell

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 10. SUBSEQUENT EVENTS (cont.)

to the PIPE investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately $260,000,000 of PubCo Common Stock (the “PIPE Shares”), at a purchase price equal to the Redemption Price (the “PIPE Investments”). Existing Company shareholders subscribed for approximately $188,000,000 of the PIPE Investments, which includes Cormorant Funds’ subscription for an aggregate of $75,000,000 of PIPE Investments.

The obligations of each party to consummate the PIPE Investments are conditioned upon, among other things, (i) the PubCo Common Stock having been approved for listing on Nasdaq Stock Market LLC; (ii) all conditions precedent to the closing of the BBOT Business Combination set forth in Article IX of the BBOT Business Combination Agreement having been satisfied or waived; and (iii) the absence of specified adverse laws, rules, regulations, judgments, decrees, executive orders or awards making the PIPE Investment illegal or otherwise prohibiting its consummation.

Each of the Sponsor and each Helix Existing Investor agreed to elect to convert their Class B ordinary shares into Class A ordinary shares immediately prior to the Domestication and to waive their rights under the Articles to have their Class B ordinary shares converted into Class A ordinary shares at a ratio of greater than one-to-one.

In addition, pursuant to the Helix Support Agreement, the Sponsor will, effective as of immediately prior to the Domestication and conditioned upon the Closing, forfeit and surrender to the Company such number of Class B ordinary shares (the “Sponsor Forfeited Shares”) held by the Sponsor equal to the quotient of (i) the difference between (A) the Redemption Price multiplied by 4,600,000 less (B) $46,000,000 divided by (ii) the Redemption Price.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Subscription Agreement, a copy of which is included as Exhibit 10.9 to this Annual Report.

Non-Redemption Agreement

In connection with the BBOT Business Combination, on February 28, 2025, the Company entered into non-redemption agreements with certain shareholders (the “Non-Redemption Agreements” and, such shareholders, the “Non-Redeeming Holders”), pursuant to which, among other things, each Non-Redeeming Holder irrevocably and unconditionally agreed, for the benefit of the Company, that neither it or its controlled affiliates will exercise any redemption rights under the Articles with respect to Class A ordinary shares held by such holder as of the date of the Non-Redemption Agreement (the “Non-Redeeming Shares”) at any meeting of the shareholders of the Company. The Non-Redeeming Holder also agreed to (i) not to transfer directly or indirectly the Non-Redeeming Shares held by it until earlier of (x) the Closing Date, (y) the termination of the BBOT Business Combination Agreement in accordance with its terms and (z) the termination of the Non-Redemption Agreement in accordance with its terms; and (ii) vote its Non-Redeeming Shares (A) in favor of the BBOT Business Combination Agreement, the Domestication and Merger and each other proposal brought by the Company in connection with the BBOT Business Combination and (B) in favor of any proposal brought by the Company to adjourn or postpone the shareholder’s meeting of the Company in connection with the BBOT Business Combination.

An aggregate of 450,900 Class A ordinary shares are subject to the Non-Redemption Agreements.

The foregoing description of the Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Non-Redemption Agreement, a copy of which is included as Exhibit 10.10 to this Annual Report.

Lock-Up Agreement

In connection with the Closing, the Sponsor, Cormorant Funds and the Helix Existing Investors will enter into a lock-up agreement (the “Lock-Up Agreement”) with PubCo.

Pursuant to the Lock-Up Agreement, the Sponsor, Cormorant Funds, and each Helix Existing Investor will agree not to transfer (except for certain permitted transfers) any shares of PubCo Common Stock held by such holder after the Domestication until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC and (ii) the Closing Date.

HELIX ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 10. SUBSEQUENT EVENTS (cont.)

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Lock-Up Agreement, a copy of which is included as Exhibit 10.11 to this Annual Report.

Amended and Restated Registration Rights Agreement

In connection with the Closing, PubCo, Sponsor, Cormorant Funds, the Helix Existing Investors, and certain former stockholders of BBOT will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo’s sole cost and expense) a registration statement registering the resale of certain shares of PubCo Common Stock held by or issuable to the parties thereto (the “Resale Registration Statement”), and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into by the Company, the Sponsor and the Helix Existing Investors in connection with the Company’s initial public offering. The A&R Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the A&R Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of A&R Registration Rights Agreement, a copy of which is included as Exhibit 10.12 to this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of TheRas, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of TheRas, Inc. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California
April 14, 2025

We have served as the Company’s auditor since 2024.

TheRas, Inc.
Balance Sheets
(In thousands, except shares and per share data)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$30,851	$250
Short-term marketable securities	124,780	—
Receivables from related parties	81	1,723
Prepaid expenses and other current assets	2,981	1,964
Total current assets	158,693	3,937
Property and equipment, net	490	596
Other non-current assets	4,986	1,409
Restricted cash	132	—
Total assets	$164,301	$5,942

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,074	$575
Accrued compensation and benefits	3,821	—
Accrued research and development liabilities	8,276	3,373
Accrued professional services	655	138
Payables to related parties	483	12,664
Other accrued liabilities	166	25
Participation right liability	3,105	—
Total current liabilities	19,580	16,775

Commitments and contingencies (Note 5)

Redeemable convertible preferred stock, $0.0001 par value; 409,272,108 and 172,522,822 shares authorized as of December 31, 2024 and 2023, respectively; aggregate liquidation preference of $347,227 and $121,571 as of December 31, 2024 and 2023, respectively; 409,272,108 and 129,580,878 shares issued and outstanding as of December 31, 2024 and 2023 respectively	323,358	104,808
Stockholders’ deficit:
Common stock, $0.0001 par value; 465,000,000 and 177,814,887 shares authorized as of December 31, 2024 and 2023, respectively; 319,612 and 124,726 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Additional paid-in capital	43,538	32,607
Accumulated deficit	(222,523)	(148,248)
Accumulated other comprehensive income	348	—
Total stockholders’ deficit	(178,637)	(115,641)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$164,301	$5,942

The accompanying notes are an integral part of these financial statements.

TheRas, Inc.
Statements of Operations
(In thousands, except shares and per share data)

	Year Ended December 31,
	2024	2023
Operating expenses:
Research and development (includes related party amounts of $8,917 and $15,951 for the years ended December 31, 2024 and 2023, respectively)	$73,107	$56,286
General and administrative (includes related party amounts of $2,779 and $7,744 for the years ended December 31, 2024 and 2023, respectively)	7,756	8,485
Total operating expenses	80,863	64,771
Loss from operations	(80,863)	(64,771)
Other income (expense), net:
Interest income	6,377	72
Income from related party under transition services agreement	775	—
Change in fair value of the participation right liability	(564)	—
Total other income (expense), net	6,588	72
Net loss	$(74,275)	$(64,699)

Net loss per share attributable to common stockholders, basic and diluted	$(511.80)	$(518.73)

Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	145,125	124,726

The accompanying notes are an integral part of these financial statements.

TheRas, Inc.
Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,
	2024	2023
Comprehensive loss, net of tax:
Net loss	$(74,275)	$(64,699)
Unrealized gain on marketable securities	348	—
Comprehensive loss	$(73,927)	$(64,699)

The accompanying notes are an integral part of these financial statements.

TheRas, Inc.
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except shares)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2022	76,012,137	$60,946	124,726	$—	$15,891	$(83,549)	$—	$(67,658)
Issuance of Series A redeemable convertible preferred stock to BridgeBio Pharma for cash consideration	51,505,150	42,034	—	—	9,466	—	—	9,466
Contribution from BridgeBio Pharma	—	—	—	—	3,624	—	—	3,624
Stock-based compensation	—	—	—	—	3,391	—	—	3,391
Conversion of related party payables into Series A redeemable convertible preferred stock issued to BridgeBio Pharma	2,063,591	1,828	—	—	235	—	—	235
Net loss	—	—	—	—	—	(64,699)	—	(64,699)
Balances as of December 31, 2023	129,580,878	104,808	124,726	—	32,607	(148,248)	—	(115,641)
Issuance of Series A redeemable convertible preferred stock to BridgeBio Pharma for cash consideration	5,916,103	5,090	—	—	825	—	—	825
Issuance of Series B redeemable convertible preferred stock for cash consideration, net of issuance costs	254,032,765	196,720	—	—	—	—	—	—
Contribution from BridgeBio Pharma	—	—	—	—	1,062	—	—	1,062
Stock-based compensation	—	—	—	—	2,294	—	—	2,294
Exercise of common stock options for cash	—	—	194,886	—	52	—	—	52
Conversion of related party payables into Series A redeemable convertible preferred stock issued to BridgeBio Pharma	19,742,362	16,740	—	—	3,000	—	—	3,000
Deemed contribution from BridgeBio Pharma upon forgiveness of related party payables	—	—	—	—	3,698	—	—	3,698
Unrealized gains on marketable securities	—	—	—	—	—	—	348	348
Net loss	—	—	—	—	—	(74,275)	—	(74,275)
Balance as of December 31, 2024	409,272,108	$323,358	319,612	$—	$43,538	$(222,523)	$348	$(178,637)

The accompanying notes are an integral part of these financial statements.

TheRas, Inc.
Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2024	2023
Operating activities
Net loss	$(74,275)	$(64,699)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	208	92
Stock-based compensation	4,425	16,465
Net accretion and amortization of premiums and discounts on marketable securities	(1,543)	—
Change in fair value of the participation right liability	564	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,018)	(98)
Other non-current assets	(3,576)	(1,410)
Accounts payable	2,498	267
Accrued compensation and benefits	2,696	—
Accrued research and development liabilities	4,901	(185)
Accrued professional services	518	20
Other accrued liabilities	141	25
Balances due to and from related parties	9,434	(2,556)
Net cash used in operating activities	(55,027)	(52,079)

Investing activities
Maturities of marketable securities	31,544	—
Purchases of marketable securities	(154,431)	—
Change in related party receivables related to cash pooling arrangement	2,406	(2,406)
Purchases of property and equipment	(49)	(414)
Net cash used in investing activities	(120,530)	(2,820)

Financing activities
Issuance of Series A redeemable convertible preferred stock	5,915	51,500
Issuance of Series B redeemable convertible preferred stock, net of issuance costs	199,261	—
Contribution from BridgeBio Pharma	1,062	3,624
Exercise of common stock options for cash	52	—
Net cash provided by financing activities	206,290	55,124
Net increase in cash, cash equivalents, and restricted cash	30,733	225
Cash, cash equivalents, and restricted cash at beginning of period	250	25
Cash, cash equivalents, and restricted cash at end of period	$30,983	$250

TheRas, Inc.
Statements of Cash Flows — (Continued)
(In thousands)

	Year Ended December 31,
	2024	2023
Supplemental disclosures of non-cash investing and financing activities:
Conversion of related party payables into Series A redeemable convertible preferred stock issued to BridgeBio Pharma	$19,740	$2,063
Deemed contribution from BridgeBio Pharma upon forgiveness of related party payables	$3,698	$—
Initial recognition of participation right liability in connection with issuance of Series B redeemable convertible preferred stock	$2,541	$—
Transfers of property and equipment from BridgeBio Pharma	$54	$74

Reconciliation of cash, cash equivalents, and restricted cash:
Cash	$185	$100
Cash equivalents	30,666	150
Restricted cash	132	—
Total cash, cash equivalents, and restricted cash	$30,983	$250

The accompanying notes are an integral part of these financial statements.

TheRas, Inc.
Notes to Financial Statements

1. Organization

Description of the Business

TheRas, Inc. d/b/a BridgeBio Oncology Therapeutics (the “Company,” “we,” “our,” or “us”) was formed as a Delaware corporation in August 2016. The Company is a clinical-stage biopharmaceutical entity advancing a next-generation pipeline of novel small molecule therapeutics targeting renin-angiotensin system (“RAS”) and Phosphoinositide 3-kinase (“PI3K”) malignancies. The Company is headquartered in South San Francisco, California.

BridgeBio Pharma, Inc. is a commercial-stage biopharmaceutical company founded to discover, create, test, and deliver transformative medicines to treat patients who suffer from genetic diseases and cancers with clear genetic drivers. BridgeBio Pharma, Inc. and its controlled entities (collectively, “BridgeBio Pharma”) are related parties of the Company.

On February 28, 2025, the Company entered into a definitive business combination agreement (“Business Combination Agreement”) with Helix Acquisition Corp. II (“Helix”), a publicly traded special purpose acquisition company (“SPAC”) listed on the Nasdaq under the ticker symbol “HLXB.” Subject to the Business Combination Agreement closing, Helix II Merger Sub, Inc., a wholly owned subsidiary of Helix, will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Helix. In connection with the Merger, it is expected that Helix will change its name to BridgeBio Oncology Therapeutics, Inc., and the combined company is anticipated to be listed on the Nasdaq under the new ticker symbol “BBOT.” The Company anticipates this transaction to be completed during 2025.

Basis of Presentation

These financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). All costs, as well as assets and liabilities directly associated with the Company’s business activity, are included in the financial statements.

From its inception through the issuance of the Series B redeemable convertible preferred stock (“Series B”) on April 30, 2024, the Company had been majority-owned and controlled by BridgeBio Pharma. After the Series B issuance, no individual investor or related party group had a controlling financial interest in the Company, and the Company has operated on a standalone basis. Subsequent to April 30, 2024, the financial information included in these financial statements relates to the Company on a standalone basis.

Prior to April 30, 2024, the Company operated as part of BridgeBio Pharma and not as an independent entity. From inception through April 30, 2024, these financial statements have been derived from BridgeBio Pharma’s historical accounting records and are presented on a carve-out basis. For periods prior to April 30, 2024, these financial statements include allocations of certain general and administrative expenses to the Company from BridgeBio Pharma. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently from BridgeBio Pharma. The carve-out allocation process and the related transactions are discussed further in Note 11.

Liquidity

Since its inception, the Company has incurred net losses and negative cash flows from operations. As of December 31, 2024, the Company had an accumulated deficit of $222.5 million and incurred net losses of $74.3 million and $64.7 million during the years ended December 31, 2024 and 2023, respectively.

In April and May 2024, the Company issued and sold Series B shares for aggregate gross proceeds of $200.0 million, which were partially utilized to finance its operations during the year ended December 31, 2024. In March 2025, the Regents of the University of California (“UCSF”) elected to exercise the Participation Right. The Company settled the Participation Right in April 2025 through the issuance of 28,225,863 shares of the Series B redeemable convertible preferred stock for $22.2 million of cash proceeds (Note 12).

TheRas, Inc.
Notes to Financial Statements

1. Organization (cont.)

The Company estimated that its existing cash, cash equivalents, and marketable securities of $155.6 million as of December 31, 2024, and $22.2 million of cash proceeds received during April 2025, without any future financing, will not be sufficient for the Company to continue as a going concern. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives.

The Company expects to incur additional losses and negative cash flows for the foreseeable future as it continues its research and development efforts, advances its product candidates through preclinical and clinical development, enhances its approach and programs, expands its product pipeline, seeks regulatory approval, prepares for commercialization, hires additional personnel, protects its intellectual property and grows its business. The Company will need to raise additional capital to support its continuing operations and pursue its long-term business plan, including the development and commercialization of its product candidates if approved. Financing activities may include but are not limited to public or private equity offerings, debt financings, potential collaborations, licensing agreements, or other sources. Such activities are subject to significant risks and uncertainties. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.

These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk and Other Risks and Uncertainties

Cash, cash equivalents, marketable securities, and restricted cash are financial instruments that subject us to significant concentrations of credit risk. These financial instruments are held in financial institutions in the United States. At times, the amounts on deposit may exceed federally insured limits. We believe that these financial institutions are financially sound, and, accordingly, minimal credit risk exists with respect to the amounts deposited. The Company has not experienced any credit losses associated with its balances in such accounts during the years ended December 31, 2024 and 2023.

We are subject to certain risks and uncertainties, and we believe that changes in any of the following areas could have a material adverse effect on future financial position or results of operations: ability to obtain future financing, regulatory approval and market acceptance of, and reimbursement for, product candidates, performance of third-party contract research organizations and manufacturers upon which we rely, protection of our intellectual property, litigation or claims against us based on intellectual property, patent, product, regulatory, clinical or other factors, and our ability to attract and retain employees necessary to support our growth.

We depend on third-party manufacturers to supply products for research and development activities in our programs. Specifically, we rely and expect to continue to rely on a small number of manufacturers to supply us with our requirements for the active pharmaceutical ingredients and formulated drugs related to these programs. A significant interruption in the supply of active pharmaceutical ingredients and formulated drugs could adversely affect these programs.

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to:

•        Accruals for research and development activities and contingent clinical, development, regulatory, and sales-based milestone payments in our in-licensing agreements,

•        The fair value of redeemable convertible preferred stock and common stock,

•        The fair value of share-based awards and participation right liability,

•        Accruals for performance-based milestone compensation arrangements,

•        Recoverability of deferred tax assets,

•        Allocations of operating expenses, including stock-based compensation.

We base our estimates on historical experience and various other reasonable assumptions. Actual results may differ from those estimates or assumptions.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. As of December 31, 2024 and 2023, cash equivalents consisted of money market funds. As of December 31, 2024, restricted cash represents security deposits in the form of a letter of credit issued in connection with the Company’s lease agreement that is anticipated to commence in 2025.

Marketable Securities

Marketable securities classified as available-for-sale are carried at fair value with the unrealized gains and losses included in accumulated other comprehensive income as a component of stockholders’ deficit until realized. Realized gains and losses are calculated using the specific identification method and recorded as interest income.

The Company reports the accrued interest receivable as a component of prepaid and other assets on its balance sheet, which is presented separately from available-for-sale securities. The Company does not measure an allowance for credit losses on the accrued interest receivable and instead writes off accrued interest receivable if an issuer defaults or is expected to default on payments.

For available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or if it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income or loss. For available-for-sale securities that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, market conditions, changes to the underlying credit ratings, and forecasted recovery, among other factors. The credit-related portion of unrealized losses and any subsequent improvements are recorded in interest income through an allowance account. Any impairment that has not been recorded through an allowance for credit losses is included in other comprehensive income on the statements of operations and comprehensive loss. No allowance for credit losses has been recorded as of December 31, 2024.

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based on the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•        Level 1 — Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

•        Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•        Level 3 — Unobservable inputs supported by little or no market activity and significant to the fair value of the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment we exercise in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Due to their short-term nature, the carrying amounts reflected in the accompanying balance sheet for cash, cash equivalents, prepaid expenses and other current assets, accounts payable, and other accrued liabilities approximate their fair values.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the asset’s estimated useful life. Our property and equipment consists of lab equipment with an estimated useful life of 5 years. Maintenance and repairs that do not improve or extend the life of the assets are expensed when incurred. Depreciation expense for property and equipment was $0.2 million and $0.1 million during the years ended December 31, 2024 and 2023, respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. No impairment charges related to long-lived assets have been recorded during the years ended December 31, 2024 and 2023.

Segments

The Company operates in one operating and reportable segment within the United States, developing oncology therapies through various related development projects. All of the Company’s assets are located in the United States. The single operating segment conclusion is further supported by the Company’s organizational and management structure and other factors. The Company’s chief operating decision-maker is its Chief Executive Officer, who manages

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

operations, allocates resources, and evaluates financial performance using a top-down approach and by setting and reviewing company-wide targets. The chief operating decision-maker reviews research and development expenses by the following significant categories presented in the table below (in thousands):

	Year ended December 31,
	2024	2023
Personnel-related expenses	$21,004	$13,313
Research and drug discovery	14,858	18,288
Contract manufacturing	10,571	4,767
Clinical development	9,253	1,285
Professional and consultant fees	8,872	1,033
Stock-based compensation	3,073	13,072
Facility-related and other expenses	3,478	3,394
License fees	1,998	1,134
Total research and development	$73,107	$56,286

Since the Company operates in a single operating and reportable segment represented by the entire entity, significant segment expenses are provided to the chief operating decision-maker using the same basis as presented in the statements of operations, including the research and development itemization above. Net loss is the key measure of segment profit and loss that the chief operating decision-maker uses to allocate resources, assess performance, monitor expenditures and review budget versus actual analysis. The chief operating decision-maker does not review assets at a different level or category other than the amounts disclosed in the Company’s balance sheets.

Receivables from and Payables to Related Parties

Receivables from and payables to related parties represent the amounts due to and from various BridgeBio Pharma entities, which are expected to be settled in cash within 12 months from the reporting date.

Prior to April 30, 2024, receivables from related parties represented the receivables under the centralized cash management balances used by BridgeBio Pharma for cash management and financing its operations. These arrangements may not reflect how the Company would have financed its operations had it been a separate, standalone entity during the applicable periods. Changes in related party receivables related to cash pooling arrangements are presented as investing activities in the statements of cash flows. Subsequent to April 30, 2024, receivables from related parties represent amounts due from various BridgeBio Pharma entities for services rendered by the Company under the transition services agreement.

Payables to related parties represent the amounts due for various research and development and administrative services performed by BridgeBio Pharma to the Company. None of BridgeBio Pharma’s third-party debt and related interest has been attributed to the Company because the Company is not the legal obligor of the debt, and the borrowings are not specifically identifiable to the Company.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist of salaries, benefits, and other personnel-related costs, including stock-based compensation, laboratory supplies, preclinical studies, clinical trials, and related clinical manufacturing costs, costs related to manufacturing preparations, fees paid to other entities to conduct certain research and development activities on our behalf, and allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accrued Research and Development Liabilities

We record accruals for estimated costs of research and development activities conducted by third-party service providers, including preclinical studies, clinical trials, and contract manufacturing activities. We record the estimated costs of research and development activities based on the estimated amount of services provided but not yet invoiced and include these costs in accrued research and development liabilities in the balance sheets and within research and development expenses in the statements of operations and comprehensive loss. These costs are a significant component of our research and development expenses. Examples of estimated research and development expenses that we accrue include:

•        Fees paid to contract research organizations (“CROs”) in connection with preclinical and toxicology studies and clinical trials;

•        Fees paid to investigative sites in connection with clinical trials;

•        Fees paid to contract manufacturing organizations in connection with the production of product and clinical trial materials; and

•        Professional service fees for consulting and related services.

We base our expense accruals related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors, such as the successful enrollment of patients and the completion of clinical trial milestones. Our service providers generally invoice us monthly in arrears for services performed. In accruing service fees, we estimate the period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. We record advance payments to service providers as prepaid assets.

We record accruals for the estimated costs of our contract manufacturing activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows to our vendors. Payments under the contracts include upfront payments and milestone payments, which depend on factors such as the achievement of the completion of certain stages of the manufacturing process. To recognize expense, we assess whether we consider the production process sufficiently defined to be considered the delivery of a good or the delivery of a service, where processes and yields are developing and less certain. If we consider the process to be the delivery of a good, we recognize the expense when the drug product is delivered, or we otherwise bear the risk of loss. If we consider the process to be the delivery of a service, we recognize expense based on our best estimates of the contract manufacturer’s progress towards completion of the stages in the contract. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future reporting periods. In this event, we may be required to record adjustments to research and development expenses in future reporting periods when the actual level of activity becomes more certain. Any increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the reporting period identified.

General and Administrative Expenses

General and administrative expenses represent salaries, benefits, and other personnel-related costs, including stock-based compensation, costs related to third-party service providers, and professional and legal fees.

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Asset Acquisitions

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. The costs allocated to acquire in-process research and development (“IPR&D”) with no alternative future use are expensed as research and development as of the asset acquisition date. Contingent consideration payments for asset acquisitions include development, regulatory, and sales-based milestone payments due upon the occurrence of a specific event. Contingent payments are recognized when the milestone is met unless the contingent consideration meets the definition of a derivative, in which case the amount becomes part of the cost of the asset acquired. Upon recognition of the contingent consideration payment, the amount is expensed as research and development expense if it relates to IPR&D with no alternative future use or capitalized if it relates to a developed product, which is generally when clinical trials have been completed and regulatory approval obtained.

Milestone Payments Under In-Licensing Agreements

Under our in-licensing agreements, the Company is required to pay development, regulatory, and sales-based milestone payments if certain substantive milestones are met. We recognize development milestones once they are achieved.

Stock-Based Compensation

Stock-based compensation is recorded in research and development expenses or general and administrative expenses based on the grantee function.

Prior to April 30, 2024, stock-based compensation recorded included the following components:

•        Amounts related to equity and liability-classified awards issued by BridgeBio Pharma to non-employees of the Company engaged in its research and development activities. These amounts were initially credited to liability and subsequently settled by the Company through conversion of related party payables into the Series A redeemable convertible preferred stock (“Series A”).

•        Amounts related to equity-based awards issued by BridgeBio Pharma and allocated to the Company based on the carve-out expense allocation methodology (refer to Note 11). These amounts were not expected or required to be settled in cash and were credited to stockholders’ deficit, within additional paid-in capital.

Subsequent to April 30, 2024, stock-based compensation includes expenses related to common stock options granted by the Company. The associated stock-based compensation is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures of share-based awards are accounted for as they occur. The fair value of stock options is estimated on the grant date using the Black-Scholes option-pricing model, which requires certain assumptions further discussed below:

•        Fair Value of Common Stock — The fair value of the Company’s common stock was determined by the board of directors (“Board”) with input from management and consideration of third-party valuation reports. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, the Company believes that it was appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date. In addition, the Company considered various objective and subjective factors, along with input from the independent third-party valuation firm. The factors included (1) the achievement of the development milestones by the Company; (2) the significant risks associated with the Company’s stage of development; (3) capital market conditions for comparable, privately held, early-stage life science companies; (4) the Company’s available liquidity, financial condition, and results of operations; (5) the sales of the Company’s shares to third parties, such as the Series B financing; and (6) the preferential rights of the redeemable convertible preferred stockholders.

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

•        Expected Dividend Yield — The Company has historically paid no dividends and does not anticipate paying dividends in the future.

•        Expected Equity Volatility — The Company has computed expected volatility based on the historical volatility of a representative group of public companies with similar characteristics to the Company (e.g., public entities of similar size, complexity, stage of development, and industry focus). The historical volatility is commensurate with the expected term assumption.

•        Risk-Free Interest Rate — The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of award grant for the expected term of the award.

•        Expected Term — The Company uses the simplified method to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis for estimating the expected term.

Participation Right Liability

The participation right liability represents the right granted to a third party to potentially participate in the future offerings of the Series B at the fixed price of $0.7873 per share. The participation right is a freestanding instrument that is substantially similar to a written call option on the Series B shares that may be redeemed outside of the Company’s control. As such, the Company classified the participation right as a liability, which is initially and subsequently accounted for at fair value, until the participation right is exercised or expires. Changes in the fair value are presented separately in the statements of operations. The participation right liability is classified in the balance sheet as current since settlement could be required within twelve months of the balance sheet date.

The fair value of the participation right liability is determined using the Black-Scholes option pricing model. The assumptions used to calculate the fair value are consistent with the methodology used for common stock options issued by the Company, except as discussed below:

•        Fair Value of Series B — The fair value of the Company’s Series B redeemable convertible preferred stock was determined by the Board with input from management and consideration of third-party valuation reports. The measurement approach is consistent with the fair value measurement of the Company’s common stock.

•        Expected Term — The Company uses the contractual exercise period of 30 days from the period end reporting date as the expected term.

Accrued Milestone Compensation Arrangements

During the years ended December 31, 2024 and 2023, we had performance-based milestone compensation arrangements with certain employees and consultants, whose vesting is contingent upon meeting various regulatory and development milestones, with fixed monetary amounts known at inception that can be settled upon achievement of certain contingent milestones in the form of (1) cash, (2) equity of BridgeBio Pharma, or (3) cash or equity of BridgeBio Pharma or the Company at the issuer’s sole election.

For arrangements that involve settlement by cash or equity of BridgeBio Pharma or the Company at their sole election, the Company classifies the milestone compensation arrangements as liability-classified awards when they are assessed to be probable of being achieved because of the possible fixed monetary amounts settlement outcomes. The arrangements could also result in a settlement with a variable number of shares based on the then-current stock price at the achievement date of each contingent milestone should we elect to settle in equity.

We record accruals for the compensation expense arising from each development milestone when the specific contingent development milestone is probable of achievement, and such accruals are measured at each reporting period. We estimate the probability of achieving such milestones based on the progression and expected outcome of the related clinical programs. We base our estimates on the best available information at that time. However, additional information

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to milestone compensation expenses in future periods. Any increases or decreases in such expenses are generally considered to be changes in estimates and will be reflected in the reporting period identified.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are determined based on the difference between the carrying amounts under U.S. GAAP and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We evaluate our deferred tax assets regularly to determine whether adjustments to the valuation allowance are appropriate due to changes in facts or circumstances, such as changes in expected future pre-tax earnings, tax law, interactions with taxing authorities, and developments in case law. In making this evaluation, we rely on our recent history of pre-tax earnings or losses. Our material assumptions are our forecasts of future pre-tax earnings and the nature and timing of future deductions and income represented by the deferred tax assets and liabilities, all of which involve the exercise of judgment. Although we believe our estimates are reasonable, we are required to use significant judgment in determining the appropriate amount of valuation allowance recorded against deferred tax assets.

We recognize uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. Changes in recognition or measurement are reflected in the period in which judgment occurs. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of the provision for income taxes. To date, no interest or penalties have been recorded concerning unrecognized tax benefits.

Net Loss per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per share as it has issued shares of redeemable convertible preferred stock that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities, accounting for dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common shareholders is computed by dividing the net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share attributable to common shareholders is computed by dividing the diluted net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares.

Diluted net loss per share considers potentially dilutive common shares, including outstanding common stock options and shares of redeemable convertible preferred stock. Potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. As such, in periods in which the Company reports a net loss, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are anti-dilutive.

Redeemable Convertible Preferred Stock

The Company initially records redeemable convertible preferred stock at fair value on the dates of issuance, less issuance costs. The preferred stockholders, as a group, controlled the Company’s Board during the periods presented and could initiate a deemed liquidation event, such as a change in control or transfer of substantially all of the Company’s

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

assets. Upon a deemed liquidation event, the preferred stockholder may cause a redemption of the redeemable convertible preferred stock for cash and other assets available for distribution. Based on these considerations, the redeemable convertible preferred stock is classified as temporary equity outside of the stockholders’ deficit in the accompanying balance sheets.

The carrying values of the redeemable convertible preferred stock are adjusted to their liquidation preferences if and when it becomes probable that such a liquidation event will occur. The Company did not accrete the value of the redeemable convertible preferred stock to its redemption value since a liquidation event was not considered probable as of December 31, 2024. Subsequent adjustments to the carrying values of the redeemable convertible preferred stock will be made only when it becomes probable that such liquidation events will occur, causing the shares to become redeemable.

The Company also evaluates the features of its redeemable convertible preferred stock to determine if the features require bifurcation from the underlying shares by evaluating whether they are clearly and closely related to the underlying shares and whether they meet the definition of a derivative. Any feature that meets the definition of a freestanding instrument is bifurcated from the redeemable convertible preferred stock host, recorded at fair value, and is remeasured to fair value each reporting period until settlement or extinguishment. The Company concluded that no features of its redeemable convertible preferred stock require bifurcation.

In determining if an extinguishment or modification of changes to the temporary equity-classified preferred stock has occurred, the Company has elected a policy to evaluate if changes add, delete, or significantly change a substantive contractual term (e.g., one that is at least reasonably possible of being exercised), or fundamentally change the nature of the redeemable convertible preferred stock. This evaluation includes the consideration of both the expected economics as well as the business purpose for the amendment.

Other Comprehensive Loss

Other comprehensive income or loss represent the change in the Company’s stockholders’ deficit from all sources other than investments by or distributions to stockholders. The Company’s other comprehensive income is the result of unrealized gains and losses on marketable securities.

Emerging Growth Company Status

The Company intends to operate as an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards as of effective dates for private companies. The Company historically operated as part of BridgeBio Pharma and adopted new accounting pronouncements using the same timeline as BridgeBio Pharma. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosures of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM for resource allocation. The Company adopted the guidance using a retrospective approach as of January 1, 2024. The adoption of this new guidance resulted in additional disclosures presented in these financial statements.

TheRas, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires public entities to disclose specific categories in the effective tax rate reconciliation, as well as additional information for reconciling items that exceed a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid disaggregated by federal, state, and foreign taxes and further disaggregated for specific jurisdictions that exceed 5% of total income taxes paid, among other expanded disclosures. The guidance is effective for the Company’s annual periods beginning on January 1, 2025, with early adoption permitted. The ASU should be applied on a prospective basis with retrospective application permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires public entities to provide disaggregated disclosures of certain expense captions presented on the face of the income statement into specific categories within the footnotes to the financial statements. ASU 2024-03 is effective for the Company’s annual periods beginning on January 1, 2027, and interim periods beginning on January 1, 2028, with early adoption permitted. The ASU may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

3. Fair Value Measurements and Disclosures

The following tables summarize the Company’s assets and liabilities measured at fair value on a recurring basis by level within the valuation hierarchy (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$30,666	$—	$—	$30,666
Total cash equivalents	$30,666	$—	$—	$30,666

Marketable securities:
Treasury bills	$30,932	$—	$—	$30,932
Commercial paper	—	5,876	—	5,876
Corporate debt securities	—	87,972	—	87,972
Total marketable securities	$30,932	$93,848	$—	$124,780
Total assets	$61,598	$93,848	$—	$155,446

Liability
Participation right liability	$—	$—	$3,105	$3,105
Total liabilities	$—	$—	$3,105	$3,105
	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$150	$—	$—	$150
Total cash equivalents	$150	$—	$—	$150

Money market funds are highly liquid and actively traded marketable securities that generally transact at a stable $1.00 net asset value representing their estimated fair value. The fair value of marketable securities is based upon observable market inputs obtained from third-party pricing services. The pricing services use industry-standard

TheRas, Inc.
Notes to Financial Statements

3. Fair Value Measurements and Disclosures (cont.)

valuation models and observable inputs, including reported trades, broker-dealer quotes, bids or offers on the same or similar securities issuer, credit spreads, benchmark securities, prepayment and default projections based on historical data, and other observable inputs.

The following table summarizes the activity of the Company’s participation right liability (Note 4) initially recognized in April 2024 in connection with the Series B financing and measured using unobservable inputs (in thousands):

December 31, 2024
Initial recognition of participation right liability	$2,541
Change in fair value of participation right liability	564
Balance as of end period	$3,105

During the year ended December 31, 2024, the fair value of the participation right liability was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected term, years	0.08
Expected volatility	99.3%
Expected dividends	—
Risk-free interest rate	4.35% – 5.41%

The following tables summarize the amortized cost and fair value of the Company’s cash equivalents and marketable securities by major investment category for the periods indicated (in thousands):

	December 31, 2024
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable securities:
Treasury bills	$30,825	$107	$—	$30,932
Commercial paper	5,857	19	—	5,876
Corporate debt securities	87,750	222	—	87,972
Total marketable securities	$124,432	$348	$—	$124,780

There were no unrealized gains or losses on cash equivalents as of December 31, 2024, and 2023. There were no securities in an unrealized loss position as of December 31, 2024. No marketable securities were outstanding during the year ended December 31, 2023.

4. License and Collaboration Agreements

From time to time, the Company enters into asset purchase and license agreements with third parties, which are generally accounted for as asset acquisitions.

The Regents of the University of California License Agreements

In September 2016, the Company entered into a license agreement with UCSF and was granted certain worldwide exclusive licenses to use the licensed compounds (the “UCSF License”). The UCSF License was subsequently amended and terminated in June 2021.

Under the UCSF License, UCSF received a right but not an obligation to purchase up to 10% of securities in any offering on the same terms as other investors (“Participation Right”), which survived the termination of the UCSF License. Because UCSF was not notified of the Series B financing at the time it was completed in May 2024, the Participation Right was extended through March 29, 2025. As a result, UCSF received the right to purchase up

TheRas, Inc.
Notes to Financial Statements

4. License and Collaboration Agreements (cont.)

to 28,225,863 shares of the Series B redeemable convertible preferred stock at the original issue price of $0.7873 per share. As of December 31, 2024, the Company recognized a liability of $3.1 million in connection with the Participation Right.

Leidos Biomedical Research License and Cooperative Research and Development Agreements

In March 2017, the Company entered into a cooperative research and development agreement (“Leidos CRADA”) with Leidos Biomedical Research, Inc. (“Leidos”). In December 2018, the Company and Leidos entered into a license agreement (“Initial Leidos License”), under which the Company was granted certain worldwide exclusive licenses to use the licensed compounds related to its drug discovery and development initiatives. The Initial Leidos License was terminated in 2021.

The Company and Leidos subsequently entered into three additional license agreements (“Additional Leidos Licenses”), including two related to KRAS G12C inhibitor and P13Ka breaker compounds that were executed in August 2022, and one related to the PanKRAS inhibitor executed in December 2023. The Leidos CRADA, Initial Leidos License, and Additional Leidos Licenses are referred to as the Leidos Agreements.

Under the Additional Leidos Licenses, the Company incurred initial upfront fees of $1.8 million, and the Company is required to pay Leidos certain annual license maintenance fees of $0.5 million and royalties on net sales for such licensed compounds. With respect to such royalty obligations, the Company agreed to pay Leidos low single-digit royalties on annual net sales of licensed products. The Company’s obligation to pay royalties continues on a country-by-country basis until the expiration of all licensed patent rights covering licensed products in such country. Leidos is also entitled to receive a low double-digit percentage of the sublicensing income received by the Company. As of December 31, 2024, the Company is obligated to make contingent milestone payments totaling up to $24.9 million upon the achievement of certain clinical and regulatory milestones.

For the years ended December 31, 2024 and 2023, the Company recognized research and development expenses of $3.6 million and $3.1 million, respectively, in connection with the Leidos Agreements.

Lawrence Livermore National Security License and Cooperative Research and Development Agreements

In May 2018, the Company entered into a cooperative research and development agreement (“LLNS CRADA”) with Lawrence Livermore National Security, LLC (“LLNS”) to bring new knowledge therapeutics possibilities to KRAS drug discovery utilizing LLNS’s high-performance computing machines. The Company and LLNS executed subsequent amendments to the LLNS CRADA between December 2019 and December 2024 to clarify the scope and provide for term extensions. In July 2022, the Company entered into an exclusive patent license agreement for KRAS G12C inhibitors and an exclusive patent license agreement for PI3Kα breaker compounds. In December 2024, the Company entered into an exclusive license agreement with LLNS for research and development of Pan KRAS inhibitor. These three agreements are collectively referred to as the LLNS Agreements.

Upon execution of the LLNS Agreements, the Company paid initial upfront cash fees of $0.2 million. In addition, under the terms of the LLNS Agreements, the Company is required to pay LLNS certain annual license maintenance fees of $0.1 million and royalties to LLNS on net sales for such licensed compounds. With respect to such royalty obligations, the Company agreed to pay LLNS low single-digit tiered royalties on annual net sales of licensed products, with a minimum royalty requirement ranging between $0.1 million and $0.5 million, depending on the anniversary of the first commercial sale of the products. The Company’s obligation to pay royalties continues on a country-by-country basis until the expiration of all licensed patent rights covering licensed products in such country. LLNS is also entitled to receive half of the sublicensing income received by the Company, capped at $2.0 million per year for each indication. As of December 31, 2024, the Company is required to make contingent milestone payments totaling up to $20.5 million upon the achievement of certain clinical, regulatory, and sales milestones.

For the years ended December 31, 2024 and 2023, the Company recognized research and development expenses of $2.1 million and $0.5 million, respectively, in connection with the LLNS Agreements.

TheRas, Inc.
Notes to Financial Statements

5. Commitments and Contingencies

Other Research and Development Agreements

We may also enter into contracts in the normal course of business with contract research organizations for clinical trials, with contract manufacturing organizations for clinical supplies, and with other vendors for preclinical studies, supplies, and other services and products for operating purposes. These contracts generally provide for termination on notice with potential termination charges.

Cash Bonuses with Performance Conditions

In May 2024, the Company granted bonuses of $7.6 million to various executives and employees that were linked to a development milestone. These bonuses were settled in cash during the year ended December 31, 2024.

In May 2024, the Company committed to making a $3.0 million cash payment to an executive contingent upon the consummation of an equity financing, a change in control transaction, an initial public offering, or a reverse merger with a SPAC. As the underlying events were not probable, no accrual has been recorded as of December 31, 2024. The potential closing of the Business Combination Agreement discussed in Note 1 qualifies as a change of control event that will result in the payment of the $3.0 million cash bonus upon the transaction closing.

Indemnification

In the ordinary course of business, we may provide indemnifications of varying scope and terms to vendors, lessors, business partners, Board members, officers, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us, our negligence or willful misconduct, violations of law, or intellectual property infringement claims made by third parties. No material demands have been made upon us to provide indemnification under such agreements, and thus, there are no claims that we are aware of that could have a material effect on our financial statements.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding for which any liabilities have been accrued. The Company is not currently involved in any legal actions that could have a material effect on the Company’s financial position, results of operations, or liquidity.

6. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

In January 2017, the Company issued to BridgeBio Pharma 8,998,965 shares of Series Seed redeemable convertible preferred stock (“Series Seed”) in a single closing at $0.1112 per share for cash consideration of $1.0 million. The Company did not incur any material transaction costs related to the Series Seed financing.

Between May 2017 and April 2024, the Company issued to BridgeBio Pharma 122,927,763 shares of the Series A at $0.9999 per share for cash consideration of $122.9 million and 23,312,615 shares of the Series A at $0.9999 per share through the $23.3 million conversion of the related party payables. The Company did not incur any material transaction costs related to the Series A financing.

Prior to April 30, 2024, BridgeBio Pharma was the Company’s controlling stockholder, and all Series Seed and Series A issuances represented related party transactions. As such, upon issuance, the Series A shares were credited to the redeemable convertible preferred stock at their issuance date fair values. During the years ended December 31, 2024 and 2023, there was an excess of the original issue price over the fair value of the Series A shares issued to BridgeBio Pharma for cash and from conversion of related party payables of $3.8 million and $9.7 million, respectively, which was treated as a capital contribution and recorded to additional paid-in capital.

TheRas, Inc.
Notes to Financial Statements

6. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (cont.)

In April 2024, the Company received $175.0 million in gross proceeds through the issuance of 222,278,669 shares of the Series B at $0.7873 per share. In May 2024, the Company received $25.0 million in gross proceeds through the issuance of 31,754,096 shares of the Series B at $0.7873 per share. The Company recorded the issuance costs of $0.7 million in connection with the Series B financing as a reduction of the proceeds received, and allocated $2.5 million to recognize the initial fair value of the participation right liability.

The Series B financing was executed at a lower price per share compared to the Series A financing of $0.9999 per share (“Down Round Financing”). In April 2024, BridgeBio Pharma waived its anti-dilution adjustments for the outstanding Series A shares in connection with the Down Round Financing, and no adjustment to the Series A conversion price was applied. The Company determined that the resulting decrease in the fair value per share was less than 10%, and that the amendment represented a modification and not an extinguishment. As such, no adjustments were recorded to the carrying value of the Series A, and no charges were required to be reflected in the stockholders’ deficit.

The redeemable convertible preferred stock consisted of the following balances (in thousands, except share and per share amounts):

	As of December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Original Issue Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series Seed	8,998,965	8,998,965	$0.1112	$1,001	$1,001
Series A	146,240,378	146,240,378	$0.9999	125,637	146,226
Series B	254,032,765	254,032,765	$0.7873	196,720	200,000
Total	409,272,108	409,272,108		$323,358	$347,227
	As of December 31, 2023
	Shares Authorized	Shares Issued and Outstanding	Original Issue Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series Seed	9,000,000	8,998,965	$0.1112	$1,001	$1,001
Series A	163,522,822	120,581,913	$0.9999	103,807	120,570
Total	172,522,822	129,580,878		$104,808	$121,571

The holders of the redeemable convertible preferred stock have different rights, preferences, privileges, and restrictions regarding voting, dividends, liquidation, conversion, and redemption.

Voting Rights

Each share of the redeemable convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible. The holders of redeemable convertible preferred stock vote together with the holders of common stock as a single class.

Dividends

The holders of the redeemable convertible preferred stock are entitled to receive noncumulative dividends at an annual rate of 8.0% of the original issuance price per share of the respective series when declared by the Company’s Board prior and in preference to any dividends on common stock. The holders of the redeemable convertible preferred stock have priority and are entitled to participate in any distributions to the holders of common stock on an as-converted basis. No dividends have been declared or paid by the Company since inception and through December 31, 2024.

TheRas, Inc.
Notes to Financial Statements

6. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (cont.)

Redemption

Shares of the redeemable convertible preferred stock are contingently redeemable upon the occurrence of certain change in control events that are outside the Company’s control, including a sale, lease, transfer, or other disposition of all or substantially all of the Company’s assets, merger with a special purpose acquisition company or with a public company (“Deemed Liquidation Event”). The following stockholders group are each required to vote to initiate or waive such redemption: (i) the holders of a majority of the then outstanding shares of the redeemable convertible preferred stock, voting together as a single class on an as-converted into common stock basis (“Requisite Holders”), and (ii) the holders of a majority of the then outstanding shares of the Series B, voting as a separate class (“Requisite Series B Holders”).

Subsequent adjustments to the carrying values of the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur. No subsequent measurement adjustments have been made through December 31, 2024.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, and upon a Deemed Liquidation Event, the holders of the redeemable convertible preferred stock are entitled to receive, with equal priority among them, prior and in preference to any distribution of any of the Company’s assets to the holders of common stock, an amount equal to the greater of (a) original issue price per share of redeemable convertible preferred stock of the respective series then outstanding, plus any declared or accrued but unpaid dividends, or (b) an amount payable on an as-converted into common stock basis. After payment of the preferential amounts to the holders of the redeemable convertible preferred stock, the remaining assets of the Company available for distribution are distributed among the holders of common stock in proportion to the number of shares then held.

Conversion Rights

At the option of the holder, each share of the redeemable convertible preferred stock is convertible at any time into such number of shares of common stock as determined by dividing the original issue price per share of the respective series by the applicable conversion price. The initial conversion price per share equals the original issue price per share of the respective series. The conversion price of the redeemable convertible preferred stock is subject to adjustments for recapitalizations and under anti-dilution provisions contained in the Company’s amended and restated certificate of incorporation.

All outstanding shares of the redeemable convertible preferred stock are automatically converted into shares of common stock, at the applicable conversion price, upon either of the following: (a) the closing of the sale of shares of common stock at a price per share of at least $1.5746 in a firm-commitment underwritten public offering under the Securities Act of 1933, as amended, resulting in at least $100.0 million of proceeds to the Company, net of the underwriting discount and commissions, and on a qualified stock exchange, or (b) the date and time, or the occurrence of an event, specified by the Requisite Holders and the Requisite Series B Holders, voting or consenting as two separate groups. The potential closing of the Business Combination Agreement discussed in Note 1 does not represent a triggering event that will result in the automatic conversion of the outstanding redeemable convertible preferred stock.

TheRas, Inc.
Notes to Financial Statements

6. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (cont.)

Common Stock

The holder of each share of common stock is entitled to one vote and is entitled to receive dividends when and if declared by the Board, subject to the preferential rights of the redeemable convertible preferred stockholders. The Company had the following shares reserved for issuance:

	December 31,
	2024	2023
Common stock options issued and outstanding	40,961,404	899,342
Redeemable convertible preferred stock on as-converted into common stock basis	409,272,108	129,580,878
Shares reserved for issuance under the equity incentive plan	5,335,692	2,469,866
Shares issuable under the participation right	28,225,863	—
Total	483,795,067	132,950,086

7. Leases

In November 2024, the Company executed an operating lease for office space and laboratory facilities for approximately 10,934 rentable sq. ft of space in South San Francisco, California. The anticipated commencement date is in 2025. As of December 31, 2024, future minimum lease payments related to this noncancelable lease are as follows (in thousands):

Year ending December 31:
2025	$201
2026	705
2027	730
2028	755
2029	782
Thereafter	263
Total future minimum lease payments	$3,436

8. Stock-Based Compensation

Stock-based compensation is included under the following expense categories presented in our statements of operations (in thousands):

	Year ended December 31,
	2024	2023
Research and development	$3,073	$13,072
General and administrative	1,352	3,393
Total	$4,425	$16,465

Stock-based compensation is comprised of the following components further discussed below (in thousands):

	Year ended December 31,
	2024	2023
Common stock options issued by the Company	$1,355	$—
Performance-based milestone awards	1,125	10,428
Equity awards issued by BridgeBio Pharma	1,006	2,646
Amounts recognized under the carve-out methodology	939	3,391
Total	$4,425	$16,465

TheRas, Inc.
Notes to Financial Statements

8. Stock-Based Compensation (cont.)

Common Stock Options Issued by the Company

2016 Equity Incentive Plan

In January 2017, the Company adopted the 2016 Equity Incentive Plan (“2016 Plan”). The 2016 Plan provided for the grant of stock-based incentive awards, including common stock options and other stock-based awards. Any cancelled or forfeited awards under the 2016 Plan become available for future issuances. As of December 31, 2024, 5,335,692 shares were reserved for issuance under the 2016 Plan.

2020 Stock and Equity Award Exchange Program

In April 2020, BridgeBio Pharma completed its 2020 Stock and Equity Award Exchange Program (“2020 Exchange Program”) for certain eligible controlled entities, including the Company. Under the 2020 Exchange Program, equity-based awards, including common stock options and outstanding common stock initially issued by the Company, were transferred to BridgeBio Pharma, and the eligible grantees received the corresponding type of BridgeBio Pharma equity-based awards based on the applicable exchange ratio. As a result, BridgeBio Pharma received 826,006 options to purchase common stock of the Company and 37,588 shares of common stock of the Company, which remained outstanding through December 31, 2024.

Outstanding Stock Common Options

The Company had the following common stock options outstanding as of December 31, 2024:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding as of December 31, 2023	899,342	$0.29	5.4	$178
Granted	42,294,379	0.38
Exercised	(194,886)	0.26
Forfeited and cancelled	(2,037,431)	0.37
Outstanding as of December 31, 2024	40,961,404	$0.38	9.5	$3,437
Exercisable as of December 31, 2024	7,847,234	$0.37	9.1	$676

The aggregate intrinsic value in the above table is calculated as the difference between the exercise price of the underlying stock options and the Company’s estimated fair value of its common stock as of each balance sheet date.

As of December 31, 2024, 16,952,934 common stock options included accelerated vesting upon termination of the grantees without cause (as defined under the 2016 Plan) or for good reason (as defined by the grant terms) within 12 months after the occurrence of a qualified change in control transaction over the Company. Additionally, 2,507,595 common stock options included accelerated vesting upon the occurrence of a qualified change in control over the Company, which definition excludes an initial public offering or other bona fide financing transactions. The potential closing of the Business Combination Agreement discussed in Note 1 does not represent a qualified change of control event for the 19,460,529 common stock options discussed above.

The weighted-average grant-date fair value of common stock options granted during the year ended December 31, 2024 was $0.25 per share. The weighted-average grant-date fair value of common stock options vested and forfeited during the period each was $0.24 per share. As of December 31, 2024, there was $8.7 million of unrecognized stock-based compensation related to unvested common stock options, which is expected to be recognized over a weighted-average period of 3.5 years. No options were granted, cancelled, or exercised during the year ended December 31, 2023.

TheRas, Inc.
Notes to Financial Statements

8. Stock-Based Compensation (cont.)

The fair value of stock options granted during the year ended December 31, 2024 was estimated at the grant date using the Black-Scholes option pricing model based on the following assumptions:

Expected term, years	6.02 – 6.08
Expected volatility	70.2% – 70.9%
Expected dividends	—
Risk-free interest rate	3.6% – 4.5%

Performance-Based Milestone Awards

BridgeBio Pharma granted performance-based milestone compensation arrangements with certain non-employees of the Company, with vesting contingent on meeting various regulatory and development milestones (“Performance Awards”). The Performance Awards were based on fixed monetary amounts known at inception and could be settled in the form of cash or BridgeBio Pharma equity at BridgeBio Pharma’s sole discretion upon the achievement of the contingent milestones. BridgeBio Pharma also granted performance-based milestone compensation arrangements with certain non-employees of the Company as part of the 2020 Exchange Program. The compensation arrangements issued under the Exchange Program were expected to be settled in the form of equity only (“Exchange Performance Awards”). If these Performance Awards or Exchange Performance Awards are settled in the form of equity, they are satisfied in the form of fully vested restricted stock awards of BridgeBio Pharma.

The Company recognized stock-based compensation associated with these Performance Awards and Exchange Performance Awards when the milestone was probable of achievement. The Company was required to reimburse BridgeBio Pharma for performance-based milestone payments to the extent they were related to its operations. As such, the associated amounts were credited to related party liability. The table below shows the outstanding commitments for the potential milestone amounts and the associated related party liability related to the milestones that were deemed probable of achievement as of December 31, 2023 (in thousands):

	Outstanding Potential Fixed Monetary Amount	Related Party Liability
Performance awards	$2,070	$310
Exchange performance awards	61,605	10,418
Total	$63,675	$10,728

After the Series B financing, the grantees of the above awards terminated their employment with BridgeBio Pharma and became employees of the Company. As a result, all of the performance-based milestone awards of BridgeBio Pharma of $52.9 million that were not achieved prior to the Series B financing were forfeited as they were based on the grantees’ employment with BridgeBio Pharma. No additional expense was recognized in connection with the performance-based milestone awards of BridgeBio Pharma during the year ended December 31, 2024. The Company settled the associated related party liability as of December 31, 2023 through the issuance of the Series A redeemable convertible preferred stock to BridgeBio Pharma (Note 6).

Performance-Based Milestone Award of the Company

In May 2024, the Company granted a performance award of $1.1 million to an executive. This award could be settled in the form of cash or equity at the Company’s sole discretion, and the associated amount is classified as stock-based compensation within research and development expenses. The underlying milestone was achieved, and this award was settled in cash during the year ended December 31, 2024. There were no outstanding milestone awards that may be settled in the Company’s shares or related liabilities outstanding as of December 31, 2024.

TheRas, Inc.
Notes to Financial Statements

8. Stock-Based Compensation (cont.)

Equity Awards Issued by BridgeBio Pharma

Prior to April 30, 2024, the Company operated as part of BridgeBio Pharma, and certain non-employees received restricted stock units of BridgeBio Pharma as compensation for research and development services related to the Company’s operations. The Company recognized the grant date fair value of these awards as expenses over the applicable vesting term with a corresponding credit to related party liability. The Company subsequently reimbursed BridgeBio Pharma for these charges through the conversion of these amounts into the Series A redeemable convertible preferred stock shares.

Amounts Recognized under the Carve-Out Methodology

The amounts recognized under the carve-out methodology represent allocated stock-based compensation for certain management and administrative services provided by BridgeBio Pharma, further discussed in Note 11.

9. Income Taxes

There was no current or deferred income tax expense or benefit for the years ended December 31, 2024 and 2023.

The following table reconciles the statutory federal rate and our effective tax rate.

	Year Ended December 31,
	2024	2023
Tax at statutory federal rate	21.0%	21.0%
Change in valuation allowance	(22.8)%	(21.4)%
Research and development credits	2.8%	0.3%
Other	(1.0)%	0.1%
Effective income tax rate	—%	—%

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$13,699	$12,685
Amortization of intangibles not recognized under U.S. GAAP	1,081	898
Stock-based compensation	274	2,985
Capitalized research and experimental expenditures	25,641	13,263
Tax Credits	3,939	1,327
Other	557	7
Gross deferred tax assets	45,191	31,165
Less: valuation allowance	(45,180)	(31,006)
Deferred tax assets, net of valuation allowance	11	159
Deferred tax liabilities:
Property and equipment	(11)	—
Accrual and reserves	—	(159)
Total deferred tax liabilities	(11)	(159)
Net deferred tax assets	$—	$—

TheRas, Inc.
Notes to Financial Statements

9. Income Taxes (cont.)

As of December 31, 2024, we have net operating loss carryforwards available to reduce future taxable income, if any, for federal and state income tax purposes of $60.1 million and $12.2 million, respectively. The federal net operating losses generated prior to 2018 of $4.9 million will begin to expire in 2036, losses generated after 2018 amounting to $55.2 million will carry over indefinitely and would be subject to an 80% taxable income limitation in the year utilized. State net operating losses will generally begin to expire in 2036.

As of December 31, 2024, we had federal research and development credit carryforwards of $4.2 million, which will expire beginning in 2036 if not utilized. As of December 31, 2024, we have California and other state research and development tax credit carryforwards of $1.0 million. The California research and development tax credits will carry over indefinitely.

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance depends on whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes our historical operating losses and forecast of future losses, we provided a valuation allowance against the U.S. Federal and state deferred tax assets resulting from the tax loss and credits carried forward. The valuation allowance increased by $14.2 million and $13.8 million for the years ended December 31, 2024 and 2023, respectively.

Utilization of the net operating loss and credit carryforwards may be subject to a substantial annual limitation due to an ownership change limitation as provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. If we had a change of ownership, utilization of the net operating loss and tax credit carryforwards may be restricted.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2024	2023
Balance at the beginning of the year	$442	$386
Reductions of prior year positions	(13)	—
Additions based on tax positions related to current year	884	56
Balance at the end of the year	$1,313	$442

As of December 31, 2024 and 2023, we have not recorded interest and penalties associated with our unrecognized tax benefits. Our policy is to recognize interest and penalties related to income tax matters in income tax expense. Our unrecognized gross tax benefits would not reduce the annual effective tax rate if recognized because we have recorded a valuation allowance on our deferred tax assets. We file federal and various state income tax returns. We currently have no federal or state tax examinations in progress. Due to historic losses, all years are open for examination by federal and state authorities.

10. Net Loss Per Share Attributable to Common Stockholders

The following common stock equivalents were excluded from the computation of diluted net loss per share as their impact would have been anti-dilutive:

	Year Ended December 31,
	2024	2023
Common stock options issued and outstanding	40,961,404	899,342
Redeemable convertible preferred stock on as-converted into common stock basis	409,272,108	129,580,878
Shares issuable under the participation right	28,225,863	—
Total	478,459,375	130,480,220

TheRas, Inc.
Notes to Financial Statements

11. Related Party Transactions

Redeemable Convertible Preferred Stock

All shares of the Series Seed and Series A were issued to BridgeBio Pharma.

Forgiveness of the Related Party Payables by BridgeBio Pharma

As of April 30, 2024, BridgeBio Pharma extinguished $3.7 million in outstanding related party payables that were due from the Company. Since the extinguishment was executed by a related party and was not compensatory, no resulting gain was recognized, and this amount was treated as a deemed contribution and credited to additional paid-in capital.

Financial Guarantees

In March 2023, the Company entered into a joinder agreement with U.S. Bank Trust Company, benefiting from credit extended to BridgeBio Pharma under a loan agreement executed in November 2021. In January 2024, BridgeBio Pharma repaid all outstanding principal, interest, and fees, terminating the loan agreement, and the Company was released from these guarantor obligations and liens.

Between January 2024 and April 2024, the Company was a guarantor under the loan agreement executed between BridgeBio Pharma and Blue Owl Capital Corporation. Upon the Series B closing, the Company was released from the guarantor obligations and liens.

Related Party Income and Expenses

During the year ended December 31, 2024, the Company recognized $8.9 million in research and development expenses and $2.8 million in general and administrative expenses for the services provided by BridgeBio Pharma. Prior to April 30, 2024, these general and administrative expenses included the amounts calculated using the carve-out allocation methodology of $0.9 million for stock-based compensation and $1.1 million related to other administrative expenses, presented as contribution from BridgeBio Pharma.

During the year ended December 31, 2024, the Company also recognized $0.8 million in income from services rendered to BridgeBio Pharma under the transition services agreement executed after the Series B financing to facilitate the Company’s transition to the standalone entity operations.

During the year ended December 31, 2023, the Company recognized $16.0 million in research and development expenses and $7.7 million in general and administrative expenses for the services provided by BridgeBio Pharma. These general and administrative expenses included the amounts calculated using the carve-out methodology of $3.4 million for stock-based compensation and $3.6 million related to other administrative expenses, presented as contribution from BridgeBio Pharma.

Allocated Operating Expenses

Prior to April 30, 2024, the Company operated as part of BridgeBio Pharma. Costs and expenses directly attributable to the Company’s operations were recorded in the Company’s ledger with a corresponding liability, based on their nature. The Company also utilized certain general and administrative functions of BridgeBio Pharma that were not recorded in its ledger. These general and administrative expenses represent the costs of doing business that would have been incurred if the Company were to operate on a standalone basis. These general and administrative expenses were recorded in these financial statements using the carve-out operating expense allocation methodology. The allocation process used a percentage of the operating expenses incurred by the Company in each period compared to the total operating expenses incurred by all BridgeBio Pharma entities. This percentage was then applied to the applicable general and administrative expenses incurred by BridgeBio Pharma to calculate the amounts attributable to the Company’s operations.

TheRas, Inc.
Notes to Financial Statements

11. Related Party Transactions (cont.)

The Company is not contractually required to reimburse BridgeBio Pharma or its controlled entities for the allocated operating expenses, including stock-based compensation. As such, the allocated operating expenses are presented as a deemed contribution from BridgeBio Pharma to the Company and were credited to additional paid-in capital. The corresponding amounts are presented as constructive cash inflows from financing activities in the statements of cash flows.

The Company considers the allocation methodology used to be reasonable and to appropriately reflect the related expenses attributable to the Company based on its activity in each reporting period and for the purposes of these financial statements. However, the allocated expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate standalone entity. In addition, the allocated expenses may not be indicative of expenses the Company will incur in the future.

12. Subsequent Events

We have reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2024, through April 14, 2025. Other than those noted below, no subsequent events have been identified for disclosure.

SPAC Transaction

As discussed in Note 1, on February 28, 2025, the Company entered into the BCA with Helix, a publicly traded SPAC. Subject to the Business Combination Agreement closing, the combined company is anticipated to be listed on the Nasdaq. Prior to the Business Combination Agreement closing, the Company remains subject to customary interim operating covenants imposed by Helix.

Concurrent with the execution of the Business Combination Agreement, Helix entered into subscription agreements (“Subscription Agreements”) with certain investors to which it agreed to issue and sell to investors in a private placement financing shares of its common stock for an aggregate purchase price of $260.9 million, which is expected to close immediately prior to the closing of the Business Combination.

Amendment to Certificate of Incorporation

In April 2025, the Company amended and restated its certificate of incorporation to increase the authorized redeemable convertible preferred stock from 409,272,108 to 437,497,971 shares, and the authorized common stock from 465,000,000 to 495,000,000 shares.

UCSF Option under the Participation Right

In February 2025, the Company notified UCSF of a right to purchase up to 28,225,863 shares of Series B redeemable convertible preferred stock at a purchase price of $0.7873 per share on or before March 29, 2025 (“UCSF Option”).

In March 2025, UCSF elected to exercise the Participation Right in full. In April 2025, the Participation Right was settled through the issuance of 28,225,863 shares of the Series B redeemable convertible preferred stock, and the Company received $22.2 million in cash from the exercise of the UCSF Option.

Equity Award Grants

In April 2025, the Board granted 6,162,275 common stock options at an exercise price of $0.70 to the Company’s employees and board members, which included 826,583 common stock options that became available for issuance under the 2016 Plan due to award cancellations subsequent to December 31, 2024.

Annex A

BUSINESS COMBINATION AGREEMENT

dated

February 28, 2025

by and among

TheRas, Inc.,

Helix Acquisition Corp. II,

and

Helix II Merger Sub, Inc.

Annex A Page No.
ARTICLE I DEFINITIONS		A-3

1.1	Certain Definitions	A-3
1.2	Further Definitions	A-12
1.3	Construction	A-14

ARTICLE II THE DOMESTICATION AND THE MERGER		A-15

2.1	The Domestication	A-15
2.2	The Merger	A-16
2.3	Closing	A-16
2.4	Directors and Officers of PubCo and the Surviving Corporation	A-16
2.5	Taking of Necessary Action; Further Action	A-17
2.6	Appraisal Rights	A-17
2.7	Transaction Expenses	A-18

ARTICLE III CONSIDERATION TO COMPANY SECURITYHOLDERS		A-18

3.1	Conversion of Company Securities	A-18
3.2	Appointment of Exchange Agent	A-19
3.3	Exchange of Shares	A-19
3.4	Closing Consideration Spreadsheet	A-20
3.5	No Fractional Shares	A-21
3.6	Withholding	A-21
3.7	No Further Ownership Rights in Company Securities	A-21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-21

4.1	Corporate Existence and Power	A-21
4.2	Authorization	A-21
4.3	Governmental Authorization	A-22
4.4	HSR	A-22
4.5	Non-Contravention	A-22
4.6	Capitalization	A-23
4.7	Corporate Records	A-24
4.8	Subsidiaries	A-24
4.9	Consents	A-24
4.10	Financial Statements	A-24
4.11	Books and Records	A-25
4.12	Internal Accounting Controls	A-25
4.13	Absence of Certain Changes	A-25
4.14	Properties; Title to the Company’s Assets	A-26
4.15	Litigation	A-26
4.16	Material Contracts	A-26
4.17	Licenses and Permits	A-28
4.18	Compliance with Laws	A-28
4.19	Intellectual Property	A-29
4.20	Healthcare Laws	A-31
4.21	Accounts Payable; Affiliate Loans	A-32
4.22	Employees; Employment Matters	A-32
4.23	Withholding	A-33

Annex A-i

Annex A Page No.
4.24	Employee Benefits	A-33
4.25	Real Property	A-34
4.26	Tax Matters	A-35
4.27	Environmental Laws	A-36
4.28	Finders’ Fees	A-36
4.29	Powers of Attorney and Suretyships	A-36
4.30	Directors and Officers	A-36
4.31	Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions	A-37
4.32	Insurance	A-37
4.33	Related Party Transactions	A-38
4.34	Top Customers, Vendors, and Suppliers	A-38

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-38

5.1	Corporate Existence and Power	A-38
5.2	Authorization	A-38
5.3	Governmental Authorization	A-39
5.4	HSR	A-39
5.5	Non-Contravention	A-39
5.6	Finders’ Fees	A-39
5.7	Capitalization	A-40
5.8	Information Supplied	A-40
5.9	Trust Account	A-40
5.10	Parent SEC Documents and Financial Statements	A-41
5.11	Certain Business Practices	A-42
5.12	Anti-Money Laundering Laws	A-42
5.13	Affiliate Transactions	A-42
5.14	Litigation	A-42
5.15	Expenses, Indebtedness and Other Liabilities	A-42
5.16	Tax Matters	A-42
5.17	Parent Benefit Arrangements	A-44
5.18	Business Activities; Contracts and Liabilities	A-44
5.19	No Undisclosed Liabilities	A-44
5.20	PIPE Investment; Non-Redemption Agreements	A-45

ARTICLE VI COVENANTS OF THE PARTIES		A-45

6.1	Conduct of Business	A-45
6.2	Exclusivity	A-48
6.3	Access to Information	A-48
6.4	Notices of Certain Events	A-49
6.5	Cooperation with Registration Statement, Proxy Statement/Prospectus; Other Filings	A-49
6.6	Company Financial Statements and Financial Information; Company Business Plan	A-52
6.7	Reasonable Best Efforts; Further Assurances; Governmental Consents	A-52
6.8	Confidentiality	A-53
6.9	Directors’ and Officers’ Indemnification and Liability Insurance	A-55
6.10	Sponsor Indemnification	A-56
6.11	Certain Tax Matters	A-56
6.12	Litigation	A-57

Annex A-ii

Annex A Page No.
ARTICLE VII COVENANTS OF THE COMPANY		A-57

7.1	Commercially Reasonable Efforts to Obtain Consents	A-57
7.2	Company Stockholder Approval	A-57
7.3	No Parent Securities Transactions	A-58

ARTICLE VIII COVENANTS OF PARENT		A-58

8.1	Nasdaq Listing	A-58
8.2	PubCo Equity Incentive Plan and PubCo ESPP	A-58
8.3	Trust Account	A-58
8.4	PIPE Investment	A-59
8.5	Non-Redemption Agreements	A-59
8.6	Adoption of Registration Statement	A-59
8.7	Section 16 Matters	A-59
8.8	Obligations of Merger Sub	A-60
8.9	Employment Agreements	A-60

ARTICLE IX CONDITIONS TO CLOSING		A-60

9.1	Condition to the Obligations of the Parties	A-60
9.2	Conditions to Obligations of Parent and Merger Sub	A-60
9.3	Conditions to Obligations of the Company	A-61
9.4	Frustration of Conditions	A-62
9.5	Waiver of Conditions	A-62

ARTICLE X TERMINATION		A-62

10.1	Termination Without Default	A-62
10.2	Termination Upon Default	A-62
10.3	Effect of Termination	A-63

ARTICLE XI MISCELLANEOUS		A-63

11.1	Notices	A-63
11.2	Amendments; No Waivers; Remedies	A-64
11.3	Arm’s Length Bargaining; No Presumption Against Drafter	A-64
11.4	Publicity	A-65
11.5	Expenses	A-65
11.6	No Assignment or Delegation	A-65
11.7	Governing Law	A-65
11.8	Waiver of Jury Trial	A-65
11.9	Submission to Jurisdiction	A-65
11.10	Counterparts; Facsimile Signatures	A-66
11.11	Entire Agreement	A-66
11.12	Severability	A-66
11.13	Further Assurances	A-66
11.14	Third Party Beneficiaries	A-66
11.15	Waiver	A-66
11.16	Non-Recourse	A-66
11.17	Non-Survival of Representations and Warranties	A-67
11.18	No Other Representations; No Reliance	A-67
11.19	Conflicts and Privilege	A-68

Annex A-iii

EXHIBITS

Exhibit A	Form of PubCo COI
Exhibit B	Form of PubCo Bylaws
Exhibit C	Form of Parent Support Agreement
Exhibit D	Form of Subscription Agreement
Exhibit E	Form of Non-Redemption Agreement
Exhibit F	Form of Lock-Up Agreement
Exhibit G	Form of Registration Rights Agreement
Exhibit H	Form of Company Stockholder Written Consent
Exhibit I	Form of Company Support Agreement
Exhibit J	Form of PubCo Equity Incentive Plan
Exhibit K	Form of PubCo Employee Stock Purchase Plan
Exhibit L	Form of FIRPTA Certificate
SCHEDULES

Company Schedules
Parent Schedules

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT, dated as of February 28, 2025 (this “Agreement”), is entered into by and among TheRas, Inc., a Delaware corporation (doing business as BridgeBio Oncology Therapeutics) (the “Company”), Helix Acquisition Corp. II, a Cayman Islands exempted company (which shall de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation on the day that is one Business Day prior to the Closing Date (as defined below)) (prior to the Domestication Effective Time, “Parent”, and at and after the Domestication Effective Time, “PubCo”), and Helix II Merger Sub, Inc., a Delaware corporation (“Merger Sub”).

W I T N E S E T H:

A. The Company is in the business of drug discovery, research and therapeutic development through clinical evaluation (the “Business”);

B. Parent is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and Merger Sub is a wholly-owned Subsidiary of Parent formed for the sole purpose of effecting the Merger;

C. Prior to the Domestication, pursuant to the Parent Support Agreement, each holder of each issued and outstanding Parent Class B Share (other than the Sponsor Forfeited Shares (as defined in the Parent Support Agreement executed by the Sponsor), shall irrevocably and unconditionally elect to convert, on a one-for-one basis, each Parent Class B Share held by it into one (1) Parent Class A Share (the “Class B Share Conversion”);

D. On the day that is one Business Day prior to the Closing Date (which shall also be the calendar day immediately prior to the Closing Date) and subject to the conditions of this Agreement, Parent shall de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Parent Articles, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”);

E. Concurrently with the Domestication, Parent shall file a certificate of incorporation with the Secretary of State of the State of Delaware substantially in the form attached as Exhibit A hereto (the “PubCo COI”) and adopt bylaws substantially in the form attached as Exhibit B (the “PubCo Bylaws”) in each case, with such changes as may be agreed in writing by Parent and the Company;

F. At the Merger Effective Time, which shall occur on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), as a result of which the Company will be the surviving company and a wholly-owned Subsidiary of PubCo;

G. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, the Sponsor, Cormorant, and Parent’s Independent Directors holding Parent Ordinary Shares are entering into and delivering a support agreement, substantially in the form attached hereto as Exhibit C (the “Parent Support Agreement”), pursuant to which (a) the Sponsor, Cormorant, and such Independent Directors have agreed (i) not to transfer or redeem any Parent Ordinary Shares held by such Parent Shareholder and (ii) to vote in favor of this Agreement and the Domestication, the Merger and the other Transactions at the Parent Shareholder Meeting, and (b) Sponsor has agreed to surrender the Sponsor Forfeited Shares, in each case upon the terms and subject to the conditions set forth therein;

H. Each of the parties hereto intends that, for U.S. federal income tax purposes, (i) the Class B Share Conversion qualifies as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder (the “Class B Share Conversion Intended Tax Treatment”), (ii) the Domestication qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder (the “Domestication Intended Tax Treatment”), (iii) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Parent, Merger Sub, and the Company are parties under Section 368(b) of the Code (the “Merger Intended Tax Treatment” and, together with the Class B Share Conversion Intended Tax Treatment and the Domestication Intended

Annex A-1

Tax Treatment, the “Intended Tax Treatment”), and (iv) this Agreement constitutes a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a);

I. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, Parent has entered into subscription agreements, in substantially the form attached hereto as Exhibit D (collectively, the “Subscription Agreements”), with the PIPE Investors, pursuant to which the PIPE Investors have agreed, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, shares of PubCo Common Stock at a purchase price equal to the Redemption Price, for an aggregate cash amount of $260,000,000 (the “PIPE Investment”);

J. Parent intends to use commercially reasonable efforts to enter into employment agreements with the Company executive employees listed in Company Schedule 1.1(a), in a form to be mutually agreed by Parent and such executives prior to Closing (collectively, the “Employment Agreements”), which Employment Agreements would become effective as of the Closing;

K. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, Parent has entered into non-redemption agreements, in substantially the form attached hereto as Exhibit E (collectively, the “Non-Redemption Agreements”), with certain existing Parent Shareholders (the “Non-Redeeming Shareholders”), pursuant to which the Non-Redeeming Shareholders have agreed, subject to the terms and conditions set forth therein, to hold or acquire, as applicable, and not to redeem an aggregate of 450,900 Parent Ordinary Shares in connection with the Transactions, on the terms and subject to the conditions set forth therein;

L. In connection with the Transactions, concurrently with the Closing, the Lock-up Stockholders will enter into and deliver a lock-up agreement substantially in the form attached hereto as Exhibit F (the “Lock-Up Agreements”) and the Company Securityholders will be subject to the lock-up provisions set forth in the PubCo Bylaws;

M. In connection with the Transactions, concurrently with the Closing, Parent, Sponsor, Cormorant and certain other shareholders of PubCo to be mutually agreed by the Company and Parent will enter into a registration rights agreement substantially in the form attached hereto as Exhibit G (the “Registration Rights Agreement”);

N. The Board of Directors of the Company has unanimously (i) approved and declared advisable this Agreement, the Additional Agreements to which the Company is or will be party, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and the Company Securityholders, and (iii) resolved to recommend that the Company Stockholders approve the Merger and such other transactions and adopt this Agreement and the Additional Agreements to which the Company is or will be a party;

O. The Board of Directors of Parent (including the transaction committee and any other required committee or subgroup of such board) has (i) approved and declared advisable this Agreement, the Additional Agreements to which Parent is or will be party, the Domestication, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Parent and the Parent Shareholders, and (iii) resolved to recommend that the Parent Shareholders approve the Merger and such other transactions and adopt this Agreement and the Additional Agreements to which Parent is or will be a party;

P. The Board of Directors of Merger Sub has unanimously (i) approved and declared advisable this Agreement, the Additional Agreements to which Merger Sub is or will be party, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Merger Sub and its sole stockholder, and (iii) resolved to recommend that the sole stockholder of Merger Sub approve the Merger and such other transactions and adopt this Agreement and the Additional Agreements to which Merger Sub is or will be a party; and

Q. Parent, as the sole stockholder of Merger Sub, has (i) approved and declared advisable this Agreement, the Additional Agreements to which Merger Sub is or will be party, the Merger and the other Transactions, in each case, on the terms and subject to the conditions set forth herein or therein, and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Merger Sub.

Annex A-2

In consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement:

“Action” means any action, litigation, suit, claim, hearing, proceeding or investigation, including any audit, claim or assessment for Taxes or otherwise, by or before any Authority.

“Additional Agreements” means the Parent Support Agreement, the Registration Rights Agreement, the Subscription Agreements, the Non-Redemption Agreements, the Lock-Up Agreement and each other agreement, instrument and certificate required by, or contemplated in connection with, this Agreement to be executed by any of the parties hereto as contemplated by this Agreement, in each case only as is applicable to the relevant party or parties hereto who is or are a party to such Additional Agreement, as indicated by the context in which such term is used.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person, whether through one or more intermediaries or otherwise. “Affiliate” shall also include, with respect to any individual natural Person, (a) such Peron’s a spouse, Parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law or (b) a trust for the benefit of such Person and/or the individuals described in the foregoing clause (a) or of which such Person is a trustee.

“Aggregate Fully Diluted Company Shares” means the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Merger Effective Time plus (b) the aggregate number of shares of Company Common Stock that are issuable upon, or subject to, the exercise or settlement of Company Options (whether or not then vested or exercisable), in each case, that are outstanding immediately prior to the Merger Effective Time, plus (c) the aggregate number of shares of Company Preferred Stock (on an as converted to Company Common Stock basis) that are issued and outstanding immediately prior to the Merger Effective Time.

“Aggregate Merger Consideration” means the number of shares of PubCo Common Stock equal to the quotient obtained by dividing (a) the Equity Value by (b) the Redemption Price.

“Aggregate Parent Closing Cash” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to Parent from the Trust Account in connection with the Transactions (net of the Parent Redemption Amount but for the avoidance of doubt, prior to the payment of any Transaction Expenses); plus (ii) the aggregate cash proceeds actually received by Parent on the Closing Date in respect of the PIPE Investment.

“Agreement” has the meaning set forth in the preamble.

“Authority” means any nation or government, any state, province, county, municipal or other political subdivision thereof, any governmental, regulatory, quasi-judicial or administrative body, agency or authority, any court or judicial authority, any arbitrator (public or private), any public, private or industry regulatory authority, whether international, national, foreign, Federal, state, or local, or any other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, liabilities, obligations, business or its transactions are otherwise reflected.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in San Francisco, California, Boston, Massachusetts or the Cayman Islands are authorized to close for business.

“CCC” means the California Corporations Code.

Annex A-3

“Change of Control Payments” means any and all sale, retention, or change-of-control payments or bonuses, or any other similar payments, bonuses, compensation, benefits, or amounts, owing, due, or payable by or on behalf of the Company solely or partially in connection with the consummation of the Transactions, whether pursuant to any Contract or applicable Laws or otherwise.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company, in effect on the date hereof.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended and as in effect as of the date hereof.

“Company Common Stock” means common stock of the Company, par value $0.0001 per share.

“Company Equity Incentive Plan” means the TheRas, Inc. 2016 Equity Incentive Plan, as amended from time to time.

“Company Financial Statements” means the Company 2023 Unaudited Financial Statements, Company 2024 Balance Sheet, Company 2024 Statement of Operations, Company PCAOB Audited Financial Statements, and Company Unaudited Interim Financial Statements.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1 (Corporate Existence and Power), 4.2 (Authorization), 4.5(a) (Non-Contravention), the last sentence of Section 4.5 (Non-Contravention), 4.6 (Capitalization), 4.8 (Subsidiaries), and 4.28 (Finders’ Fees).

“Company Intervening Event” means any Event that, individually or in the aggregate, (a) was not known or reasonably foreseeable to Parent’s Board of Directors as of the date hereof (or if known or reasonably foreseeable, the consequences or magnitude of which were not known or were not known or reasonably foreseeable as of the date hereof) and that becomes known to Parent’s Board of Directors after the date hereof and prior to the receipt of approval of the Parent Shareholder Approval and (b) that does not relate to an Alternative Transaction of Parent. Notwithstanding the foregoing, the amount of redemptions from the Trust Account pursuant to the Redemption shall not be deemed to be a Company Intervening Event.

“Company Option” means each option to purchase Company Common Stock granted, and that remains outstanding, under the Company Equity Incentive Plan or otherwise.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, Company Series B Preferred Stock, and Company Series Seed Preferred Stock.

“Company Schedules” means the disclosure schedules of the Company delivered to Parent by the Company concurrently with entering into this Agreement, and the term “Company Schedule” shall refer to the specified section of the Company Schedules, unless otherwise specified.

“Company Securities” means the Company Common Stock, the Company Preferred Stock, and the Company Options.

“Company Securityholder” means, as at any particular reference time, each Person who holds Company Securities.

“Company Series A Preferred Stock” means the series A preferred stock of the Company, par value $0.0001 per share.

“Company Series B Preferred Stock” means the series B preferred stock of the Company, par value $0.0001 per share.

“Company Series Seed Preferred Stock” means the series seed preferred stock of the Company, par value $0.0001 per share.

“Company Stockholders” means, as at any particular reference time, the holders of Company Capital Stock.

Annex A-4

“Company Transaction Expenses” means all fees, costs, expenses, obligations and liabilities of the Company incurred in connection with, or otherwise related to, the Transactions, the negotiation, execution and preparation of this Agreement and the Additional Agreements and the performance and compliance with this Agreement and the Additional Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, other third-party fees, any and all filing fees payable by or on behalf of the Company to Authorities in connection with the Transactions, any and all change of control bonus payments, retention or similar payments payable by or on behalf of the Company as a result of the consummation of the Transactions and the employer portion of payroll Taxes payable as a result of the foregoing amounts, and all severance payments, retirement payments or similar payments or success fees payable by or on behalf of the Company in connection with the consummation of the Transactions and the employer portion of payroll Taxes payable as a result of the foregoing amounts.

“Consideration Ratio” means the quotient obtained by dividing (a) the Aggregate Merger Consideration by (b) the Aggregate Fully Diluted Company Shares.

“Contracts” means all contracts, subcontracts, agreements, leases (including Real Property Leases, equipment leases, car leases and capital leases), subleases, licenses, sublicenses, Permits, powers of attorney, commitments, bonds, notes, indentures, deeds of trust, mortgages, debt instruments, client contracts, statements of work (SOWs), sales and purchase orders and other instruments or obligations of any kind, in each case whether oral or written (including any amendments and other modifications thereto), to which the Company is a party or by which it or any of its assets are bound.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person.

“Copyleft Terms” means any terms of a license of Open Source Software (including any Software licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Affero General Public License, Eclipse Software License, or any other public source code license arrangement) or any similar license, in each case that require, as a condition of or in connection with any use, modification, reproduction, or distribution of any Software licensed thereunder (or any Owned Software or other Owned IPR that is used by, incorporated into or includes, relies on, is linked to or with, is derived from, or is distributed with such Software), any of the following: (a) the disclosing, making available, distribution, offering or delivering of source code or any information regarding such Owned Software or other Owned IPR for no or minimal charge; (b) the granting of permission for creating modifications to or derivative works of such Owned Software or other Owned IPR; (c) the granting of a royalty-free license, whether express, implied, by virtue of estoppel or otherwise, to any third party under Intellectual Property Rights (including patents) regarding such Owned Software or other Owned IPR (whether alone or in combination with other hardware or Software); or (d) the imposition of restrictions on future patent licensing terms, or other abridgement or restriction of exercise or enforcement of any Intellectual Property Rights through any means.

“Cormorant” means Cormorant Asset Management, LP and its investment vehicles which own Parent Ordinary Shares.

“Data Protection Laws” means all Laws worldwide relating to the processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including to the extent applicable, the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, HIPAA, the regulations set forth in 42 C.F.R. Part 495 and 45 C.F.R. Parts 160, 164 and 170, the HITECH Act, Section 5 of the Federal Trade Commission Act, the FTC Red Flag Rules, the CAN SPAM Act and associated regulations set forth in 16 C.F.R. Part 316, state data breach notification laws, state data privacy laws including the California Consumer Privacy Act, as amended, state data security laws, state consumer protection Laws, and any law concerning requirements for website and mobile application privacy policies and practices, or any outbound commercial communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing.

Annex A-5

“Environmental Laws” means all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Equity Interest” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, rights of first refusal or first offer, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person that are convertible into, or are exercisable or exchangeable for, or give any person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested, of such Person or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested.

“Equity Value” means $461,051,546.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business consistent with past practice), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement, (j) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (k) any agreement to incur any of the same. For informational

Annex A-6

purposes, with respect to the Company, Indebtedness shall include any grants or loans that are not carried as tangible liabilities on the Company Financial Statements on a stand-alone basis (whether or not such liabilities are included in the footnotes to the Company Financial Statements).

“Independent Director” means, with respect to any corporation or company, a member of the Board of Directors of such corporation or company that qualified as an independent director under the Securities Act and Nasdaq rules.

“Intellectual Property Rights” means all intellectual property, including any and all rights, title, and interest, in any jurisdiction throughout the world, in or to the following (a) all technology (including patented, patentable and unpatented inventions and unpatentable proprietary or confidential information, systems or procedures), designs, licenses, and processes; (b) trademarks, service marks, logos, corporate and trade names, trade dress, brand names, slogans, registrations thereof or applications for registration therefor, and all other indicia of source or origin, together with all goodwill symbolized by or associated with any of the foregoing; (c) patents, patent applications, invention disclosures, including all continuations, continuations-in-part, divisionals, reissues, re-examinations, interferences, substitutions, provisionals, and extensions thereof; (d) trade secrets, know-how, inventions, procedures, customer lists, supplier lists, business plans, formulae, discoveries, methods, techniques, ideas, designs, models, concepts, creations, confidential business information and other proprietary information; (e) copyrights, copyrightable materials, copyright registrations, applications for copyright registration, marks works and design rights, Software programs, data bases, u.r.l.s., and any other works of authorship, computer programs, technical data and information and other intellectual property, and all embodiments and fixations thereof and related documentation and registrations and all additions, improvements and accessions thereto, and all moral rights or similar attribution rights; (f) internet domain names and IP addresses; (g) rights recognized under applicable Law that are equivalent or similar to any of the foregoing; and (h) all rights with respect to the foregoing, including all causes of action, judgements, settlements, claims and demands related thereto, and rights to prosecute and recover damages for any past, present or future infringements, dilutions, misappropriation and other violations thereof.

“IPO” means the initial public offering of Parent pursuant to a prospectus dated February 8, 2024.

“Knowledge of Parent” or “to Parent’s Knowledge” or similar terms (whether or not capitalized) means the actual knowledge (after reasonable inquiry) of Bihua Chen or Caleb Tripp.

“Knowledge of the Company” or “to the Company’s Knowledge” or similar terms (whether or not capitalized) means the actual knowledge (after reasonable inquiry) of Eli Wallace, Pedro Beltran, Yong Ben, or Idan Elmelech.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, deed of trust, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset, any option, right of first offer or right of first refusal in respect of such property or asset, or any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-Up Stockholders” means the Sponsor and the Insiders (as defined in the Parent Support Agreement).

“Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence or state of facts (each, an “Event”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate a material adverse effect upon the business (including the Business), assets, liabilities, results of operations or condition (financial or otherwise), of the Company or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Transactions; provided, however, that with respect to the foregoing clause (i) in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in general economic or political conditions; (b) changes in conditions generally affecting the industries in which the Company operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof (but only to the extent such escalation or worsening thereof was not reasonably foreseeable); (e) the taking of any action expressly required

Annex A-7

by this Agreement; (f) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the interpretation thereof, in each case effected after the date hereof; (g) the announcement of this Agreement or the consummation of the Transactions (but in each case only to the extent attributable to such announcement or consummation) (provided that the exception in this subclause (g) shall not apply to any representation or warranty contained in Section 4.3, 4.5 or 4.9 or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a Material Adverse Effect for purposes of Section 9.2(b)); (h) any natural disaster, epidemic, pandemic, or change in climate or act of God; or (i) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the underlying facts giving rise to such failure may constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect if such facts are not otherwise excluded under this definition); provided, further, that any Event referred to in subclauses (a), (b), (c), (d), (f) and (h) above may be taken into account in determining whether there has been or will be a Material Adverse Effect to the extent such Event has a disproportionate adverse effect on the Company relative to similarly situated companies in the same industry in which the Company conducts its operations.

“Nasdaq” means The Nasdaq Global Market.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (c) any reciprocal license approved by the Open Source Initiative, in each case whether or not source code is available or included in such license.

“Order” means any decree, order, judgment, writ, award, injunction, stipulation, determination, award, rule or consent of or by an Authority.

“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or blue sky Laws, other than the Registration Statement and the other Offer Documents.

“Owned Software” means any and all proprietary Software owned (or purported to be owned), in whole or in part, by the Company.

“Parent Articles” means the Amended and Restated Memorandum and Articles of Association of Parent, as amended and as in effect as of the date hereof.

“Parent Class A Shares” means, prior to the Domestication, the Class A ordinary shares, $0.0001 par value, of Parent.

“Parent Class B Shares” means, prior to the Domestication, the Class B ordinary shares, $0.0001 par value, of Parent.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Sections 5.1 (Corporate Existence and Power), 5.2 (Authorization), 5.5 (Non-Contravention), 5.6 (Finders’ Fees) and 5.7 (Capitalization).

“Parent Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate a material adverse effect upon the business, assets, liabilities, results of operations or condition (financial or otherwise), of Parent or Merger Sub or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Transactions; provided, however, that with respect to the foregoing clause (i) in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Parent Material Adverse Effect”: (a) any change in general economic or political conditions; (b) changes in conditions generally affecting the industries in which Parent or Merger Sub operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof (but only to the extent such escalation or worsening thereof was not reasonably foreseeable); (e) the taking of any action

Annex A-8

expressly required by this Agreement; (f) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the interpretation thereof, in each case effected after the date hereof; (g) the announcement of this Agreement or the consummation of the Transactions (but in each case only to the extent attributable to such announcement or consummation) (provided that the exception in this subclause (g) shall not apply to any representation or warranty contained in Sections 5.3 or 5.5 or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a Parent Material Adverse Effect for purposes of Section 9.3(b)); (h) any natural disaster, epidemic, pandemic, or change in climate or act of God.

“Parent Ordinary Shares” means Parent Class A Shares and Parent Class B Shares.

“Parent Schedules” means the disclosure schedules of Parent delivered to the Company by Parent concurrently with entering into this Agreement, and the term “Parent Schedule” shall refer to the specified section of the Parent Schedules, unless otherwise specified.

“Parent Shareholders” means the shareholders of Parent prior to the Closing.

“Parent Transaction Expenses” means all fees, costs, expenses, obligations and liabilities, in each case of the Parent Parties (including any such fees, costs, expenses, obligations or liabilities incurred by Sponsor or its Affiliates or Parent’s directors or officers, in each case on behalf of the Parent Parties and that the Parent Parties are liable for), incurred in connection with, or otherwise related to, the Transactions, the investigation or pursuit of prospective business combinations other than the Transactions, the negotiation, execution and preparation of this Agreement and the Additional Agreements and the performance and compliance with this Agreement and the Additional Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, other third-party fees, any and all deferred underwriting fees, and any and all filing fees payable by Parent to Authorities in connection with the Transactions. For the avoidance of doubt, Parent Transaction Expenses shall not include any Company Transaction Expenses.

“Permit” means each license, franchise, permit, order, approval, consent, waiver, concession, exemption or other similar authorization required to be obtained and maintained by the Company under applicable Law to carry out the Business.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances with respect to Real Property in the public record; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practice for amounts (i) that are not delinquent, (ii) that are not material to the Business, or the operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company of any Contract or Law; (c) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company Financial Statements or Parent Financial Statements, as the case may be, in accordance with U.S. GAAP; and (d) the Liens set forth on Company Schedule 1.1(b).

“Person” means any natural person, sole proprietorship, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, joint venture, trust, unincorporated association, or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof or any other Authority.

“Personal Information” means any data or information, on any media that, alone or in combination with other data or information, can, directly or indirectly, be associated with or be reasonably used to identify an individual natural Person (including any part of such Person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, date of birth, educational or employment information, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies an individual natural Person, or such Person’s vehicle, browser or device), or any other data or information that constitutes personal data, protected health information, personally identifiable information, personal information or similar defined term under any Data Protection Law or Healthcare Laws (including protected health information, as defined in 45 C.F.R. §160.103).

Annex A-9

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, or arrangements, and each other stock purchase, stock option, restricted stock, equity-based, severance, retention, employment (other than any employment offer letter in such form as previously provided to Parent that is terminable “at will” without any contractual obligation on the part of the Company to make any severance, termination, change of control, or similar payment), change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit and other employee benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by the Company, or under which the Company has any current or potential liability.

“PubCo Common Stock” means, following the Domestication, the common stock of PubCo, par value $0.0001 per share.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Redemption” means the redemption of such number of Parent Class A Shares, at the Redemption Price, in connection with the Transactions, which an eligible holder of Parent Class A Shares has elected to redeem, and has not withdrawn such election, all as determined in accordance with the Parent Articles and the Trust Agreement.

“Redemption Price” means an amount equal to the price at which each Parent Class A Share may be redeemed pursuant to the Redemption, as determined in accordance with the Parent Articles and the Trust Agreement.

“Registration Statement” means Parent’s registration statement on Form S-4 filed in connection with the Transactions, including the combined Proxy Statement/Prospectus included therein, whether in preliminary or definitive form, and any amendments or supplements thereto.

“Regulatory Authority” means, as applicable, the FDA, the European Medicines Agency, Health Canada or other comparable Authority with responsibility for granting a marketing authorization with respect to a Company product candidate.

“Representatives” means, with respect to any Person, such Person’s Affiliates and the respective officers, directors, managers, consultant, employees, independent contractors, advisors (including financial advisors, counsel and accountants), representatives, agents and other legal representatives of such Person or its Affiliates.

“Required Company Consents” means the Company Consents set forth on Company Schedule 1.1(c).

“Required Parent Proposals” means the Merger Proposal, the Domestication Proposal, the Charter Amendment Proposal, and the Stock Issuance Proposal.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all (a) software, firmware, middleware, computer programs, operating systems, applications, and other code, including APIs, tools, compilers, files, scripts, architecture, algorithms, heuristics, data, data compilations, data files, databases, protocols, specifications, user interfaces, menus, buttons, icons, and other items, as well as foreign language versions, fixes, upgrades, updates, enhancements, and past and future versions and releases, in each case, including all source code, object code, or human readable code, (b) deep learning, machine learning, and other artificial intelligence technologies, and (c) manuals, notes, comments, or documentation for or related to any of the foregoing.

Annex A-10

“Sponsor” means Helix Holdings II LLC, a Cayman Islands limited liability company.

“Subsidiary” means, with respect to any Person, any other Person of which at least fifty percent (50%) of the capital stock or other equity or voting securities of such other Person are Controlled or owned, directly or indirectly, by such Person.

“Surviving Corporation Bylaws” means the bylaws of the Surviving Corporation, in form and substance reasonably acceptable to Parent and the Company.

“Surviving Corporation Charter” means the certificate of incorporation of the Surviving Corporation, in form and substance reasonably acceptable to Parent and the Company.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by the Company and other tangible property, including the items listed on Company Schedule 4.14(a).

“Tax(es)” means any U.S. federal, state or local or non-U.S. tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (whether disputed or not, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including any income (net or gross), gross receipts, net worth, severance, stamp, premium, environmental, capital stock, value added, inventory, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, Real Property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, escheat, unclaimed property, estimated and other Taxes, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person (other than any commercial agreement entered into in the ordinary course of business and the principal purpose of which is not Taxes).

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Terminating Contracts” means the Contracts listed on Company Schedule 1.1(d).

“Transaction Expenses” means the Company Transaction Expenses and Parent Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement (including the transactions contemplated by any Additional Agreement) to occur at or immediately prior to or at the Closing, including the Merger.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, excise, recording, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final or temporary form), as the same may be amended from time to time.

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

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1.2 Further Definitions. The following terms have the meaning set forth in the locations set forth below:

Term	Location
Additional Parent SEC Documents	Section 5.10(a)
Affiliate Transaction	Section 4.33
Agreement	Preamble
Alternative Proposal	Section 6.2(b)
Alternative Transaction	Section 6.2(a)
Anti-Corruption Laws	Section 4.18(a)
Anti-Money Laundering Laws	Section 4.31(a)
Balance Sheet Date	Section 4.10(b)
Business	Recitals
Cayman Companies Act	Recitals
Cayman Registrar	Section 2.1(b)
Certificate of Domestication	Section 2.1(b)
Certificate of Merger	Section 2.2(a)
Change in Recommendation	Section 6.5(d)
Change in Recommendation Notice	Section 6.5(d)
Change in Recommendation Notice Period	Section 6.5(d)
Charter Amendment Proposal	Section 6.5(e)
Class B Share Conversion	Recitals
Class B Share Conversion Intended Tax Treatment	Recitals
Closing	Section 2.3
Closing Consideration Spreadsheet	Section 3.4(a)
Closing Date	Section 2.3
Closing Form 8-K	Section 6.5(k)
Closing Press Release	Section 6.5(k)
Company	Preamble
Company 2023 Unaudited Financial Statements	Section 4.10(a)
Company 2024 Balance Sheet	Section 4.10(a)
Company 2024 Statement of Operations	Section 4.10(a)
Company Board Recommendation	Section 4.2(b)
Company Consent	Section 4.9
Company Converted Option	Section 3.1(b)(ii)
Company Group	Section 11.19(b)
Company IPR	Section 4.19(b)
Company PCAOB Audited Financial Statements	Section 6.6(a)
Company Stockholder Approval	Section 4.2(c)
Company Stockholder Written Consent	Section 7.2
Company Unaudited Interim Financial Statements	Section 6.6(b)
Confidential Information	Section 6.8(b)
DGCL	Recitals
Director Election Proposal	Section 6.5(g)
Disclosing Party	Section 6.8(a)
Dissenting Shares	Section 2.6
Domestication	Recitals
Domestication Effective Time	Section 2.1(b)
Domestication Intended Tax Treatment	Recitals
Domestication Proposal	Section 6.5(g)
D&O Indemnified Party	Section 6.9(a)
D&O Tail	Section 6.9(b)
Enforceability Exceptions	Section 4.2(a)

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Term	Location
Equity Plan Proposals	Section 6.5(g)
Exchange Agent	Section 3.2
Export Control Laws	Section 4.31(a)
Goodwin	Section 11.19(b)
Healthcare Laws	Section 4.20(a)
Intended Tax Treatment	Recitals
Interim Period	Section 6.1(a)
International Trade Control Laws	Section 4.31(a)
IPO Prospectus	Section 11.15
JOBS Act	Section 5.10(f)
Leased Real Property	Section 4.25(a)
Letter of Transmittal	Section 3.3(a)
Lock-Up Agreements	Recitals
Material Contracts	Section 4.16(a)
Material Suppliers	Section 4.34(b)
Merger	Recitals
Merger Effective Time	Section 2.2(a)
Merger Intended Tax Treatment	Recitals
Merger Proposal	Section 6.5(g)
Merger Sub	Preamble
Merger Sub Common Stock	Section 5.7(c)
Non-Redeeming Shareholders	Recitals
Non-Redemption Agreements	Recitals
Offer Documents	Section 6.5(b)
Outside Closing Date	Section 10.1(a)
Owned IPR	Section 4.19(b)
Parent	Preamble
Parent Board Recommendation	Section 5.2(b)
Parent Financial Statements	Section 5.10(c)
Parent Group	Section 11.19(a)
Parent Parties	Preamble to ARTICLE V
Parent Proposals	Section 6.5(g)
Parent Redemption Amount	Section 8.3
Parent Related Party	Section 5.13
Parent Related Party Transaction	Section 5.13
Parent SEC Documents	Section 5.10(a)
Parent Shareholder Approval	Section 5.2(c)
Parent Shareholder Meeting	Section 6.5(b)
Parent Support Agreement	Recitals
Per Share Merger Consideration	Section 3.4(a)(ii)
PHSA	Section 4.20(a)
PIPE Investment	Recitals
Premium Cap	Section 6.9(b)
Prohibited Party	Section 4.31(b)
Proxy Statement/Prospectus	Section 6.5(b)
PubCo	Preamble
PubCo Bylaws	Recitals
PubCo COI	Recitals
PubCo Equity Incentive Plan	Section 8.2
PubCo ESPP	Section 8.2

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Term	Location
Public Certifications	Section 5.10(a)
Real Property Leases	Section 4.25(a)
Recipient	Section 6.8(a)
Registration Rights Agreement	Recitals
Released Claims	Section 11.15
Sanctioned Countries	Section 4.31(b)
Sanctions	Section 4.31(a)
Signing Form 8-K	Section 6.5(a)
Signing Press Release	Section 6.5(a)
Sponsor Indemnification Agreement	Section 6.10(a)
Standard Contracts	Section 4.16(a)(v)
Stock Issuance Proposal	Section 6.5(g)
Subscription Agreements	Recitals
Surviving Corporation	Section 2.2(a)
S-4 Effective Date	Section 6.5(e)
Transaction Litigation	Section 6.12
Trust Account	Section 5.9
Trust Agreement	Section 5.9
Trustee	Section 5.9
White & Case	Section 11.19(a)

1.3 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto. The words “on the date hereof” and any words of similar import refer to the date of this Agreement.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d) Any reference in this Agreement to “PubCo” shall also mean Parent to the extent the matter relates to the pre-Domestication period and any reference to “Parent” shall also mean “PubCo” to the extent the matter relates to the post-Domestication period (including, for the purposes of this Section 1.3(d), the Domestication Effective Time).

(e) Any reference in this Agreement to “Surviving Corporation” shall also mean the Company to the extent the matter relates to the pre-Closing period and any reference to “Company” shall also mean “Surviving Corporation” to the extent the matter relates to the post-Closing period (including, for the purposes of this Section 1.3(e), the Merger Effective Time).

(f) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any amendments thereto, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time. References to “$” or “dollar” or “US$” shall be references to United States dollars. The word “day” means calendar day unless Business Day is expressly specified.
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(g) The Company Schedules and the Parent Schedules have been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of this Agreement. Any information set forth in any section or subsection of the Company Schedules or Parent Schedules, as applicable, shall be deemed to be disclosed for purposes of other Sections and subsections of this Agreement, shall be deemed to be incorporated by reference in each of the other sections and subsections of the Company Schedules or Parent Schedules, as applicable, as though fully set forth in such other sections and subsections (whether or not specific cross-references are made) only to the extent the relevance of such information is reasonably apparent from the face of such disclosure. No reference to or disclosure of any item or other matter in the Company Schedules or Parent Schedules, as applicable, shall be construed as an admission or indication that such item or other matter is material, that such item is outside the ordinary course of business or not consistent with past practice, or that such item or other matter is required to be referred to or disclosed in the Company Schedules or Parent Schedules, as applicable. The information set forth in the Company Schedules or Parent Schedules, as applicable, is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The information set forth in the Company Schedules or Parent Schedules, as applicable, that are not required by this Agreement to be so reflected are set forth solely for informational purposes.

(h) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(i) The phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been posted in the “data room” (virtual) hosted by Donnelley Financial Solutions Venue and established by the Company or its Representatives and to which, and to the extent to which, Parent and its Representatives have had access prior to 10:00 a.m. Eastern Time on the day prior to the date of this Agreement.

ARTICLE II
THE DOMESTICATION AND THE MERGER

2.1 The Domestication.

(a) Pre-Domestication Actions. Upon the terms and subject to the conditions set forth in this Agreement, subject to receipt of the Parent Shareholder Approval, immediately prior to the Domestication (i) the Redemption shall occur and (ii) pursuant to the Parent Support Agreement and Parent Articles (as applicable), (x) Sponsor shall surrender the Sponsor Forfeited Shares, and (y) the Class B Share Conversion shall occur.

(b) Domestication. Upon the terms and subject to the conditions set forth in this Agreement, subject to receipt of the Parent Shareholder Approval, on the day that is one Business Day prior to the Closing Date (which shall also be the calendar day immediately prior to the Closing Date), Parent shall cause the Domestication to become effective, including by (i) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company (the “Certificate of Domestication”), together with the PubCo COI, in each case, in accordance with the provisions of Section 388 of the DGCL, and (ii) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands under the Cayman Companies Act (the “Cayman Registrar”) in connection with the Domestication (the time at which the Domestication becomes effective is herein referred to as the “Domestication Effective Time”).

(c) Effect of the Domestication. At the Domestication Effective Time, by virtue of the Domestication, and without any action on the part of any Parent Shareholder, each then issued and outstanding Parent Class A Share (for the avoidance of doubt, after effecting the Redemption and the Class B Share Conversion) shall convert automatically into one share of PubCo Common Stock. Upon the filing of and pursuant to the PubCo COI, Parent’s name shall be changed to “BridgeBio Oncology Therapeutics, Inc.”

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2.2 The Merger.

(a) Merger. Upon the terms and subject to the provisions of this Agreement, and in accordance with the DGCL, at the Closing, (i) Merger Sub shall be merged with and into the Company, (ii) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (after the Merger Effective Time, the Company may be referred to as the “Surviving Corporation”), and (iii) the Surviving Corporation shall become a wholly-owned Subsidiary of PubCo. At the Closing, the Company shall file a certificate of merger, in form and substance reasonably acceptable to Parent and the Company, with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”), and the Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Merger Effective Time”).

(b) Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, pursuant to the Merger, at the Merger Effective Time, (i) the Company Securityholders shall be entitled to the consideration described in, and in accordance with the provisions of, ARTICLE III and (ii) all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Company and the Merger Sub set forth in this Agreement to be performed after the Closing.

(c) Organizational Documents of the Surviving Corporation. At the Merger Effective Time, by virtue of the Merger, the Company Certificate of Incorporation and the Company Bylaws, in each case as in effect immediately prior to the Merger Effective Time, shall cease to have effect and shall be amended and restated in their entireties to be the Surviving Corporation Charter and the Surviving Corporation Bylaws, respectively, until thereafter supplemented or amended in accordance with their terms and the DGCL.

2.3 Closing. Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Merger (the “Closing”) shall take place virtually on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time, date and location as Parent and Company agree in writing. The parties hereto may participate in the Closing via the exchange of signature pages via email or other electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.4 Directors and Officers of PubCo and the Surviving Corporation.

(a) Following the Domestication and Prior to the Merger. The parties hereto will take all requisite action such that (i) each of the Independent Directors of Parent as of immediately prior to the Domestication Effective Time will cease to be a director of Parent as of the Domestication Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Domestication Effective Time), and immediately following the Domestication Effective Time, Bihua Chen will be the sole director of PubCo, to hold office in accordance with the provisions of the DGCL, the PubCo COI, and the PubCo Bylaws, until the Merger Effective Time, (ii) the officers of Parent as of immediately prior to the Domestication Effective Time will continue as the initial officers of PubCo immediately after the Domestication Effective Time, each to hold office in accordance with the provisions of the DGCL, the PubCo COI, and the PubCo Bylaws, until the Merger Effective Time, and (iii) each director and officer of PubCo in office immediately prior to the Merger Effective Time, other than those who shall be directors and officers of PubCo pursuant to Section 2.4(b), shall cease to be a director or officer, as applicable, immediately following the Merger Effective Time (including by causing each such director and officer to tender an irrevocable resignation as a director or officer (as applicable), effective as of the Merger Effective Time).

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(b) Following the Merger. The parties hereto will take all requisite action such that, immediately after the Merger Effective Time:

(i) PubCo’s Board of Directors will initially consist of seven directors, as follows: (A) two directors will be designated by Cormorant; (B) three directors will be designated by the Company; (C) one director will be the Company’s Chief Executive Officer; and (D) one director will be an Independent Director who is not employed by the Company and who is mutually agreeable to the remaining directors; provided, that at least a majority of PubCo’s Board of Directors shall qualify as Independent Directors. The initial director designees are set forth on Company Schedule 2.4(b)(i), with such individuals holding such office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal. If any Person designated pursuant to this Section 2.4(b)(i) is not duly elected at the Parent Shareholder Meeting, the parties hereto shall take all necessary action to fill any such vacancy on PubCo’s Board of Directors with such Person or an alternative Person designated in accordance with this Section 2.4(b)(i).

(ii) The individuals identified on Company Schedule 2.4(b)(ii) will be the officers of PubCo, with such individuals holding the titles set forth opposite their names until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.

(iii) The officers and directors of PubCo immediately after the Merger Effective Time will also serve as the officers and directors of the Surviving Corporation immediately after the Merger Effective Time, with such individuals holding such office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.

2.5 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and the Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and the Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

2.6 Appraisal Rights. Notwithstanding anything to the contrary contained herein, any shares of Company Capital Stock that are issued and outstanding immediately prior to the Merger Effective Time and in respect of which appraisal and/or, if applicable, dissenter rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL and/or, if applicable, the CCC in connection with the Merger and that are owned by a holder who complies in all respects with Section 262 of the DGCL and/or, if applicable, Chapter 13 of the CCC (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration (as defined below), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL and/or, if applicable, CCC. At the Merger Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL and/or, if applicable, CCC. Each holder of Dissenting Shares who, pursuant to the DGCL and/or, if applicable, CCC, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL and/or, if applicable, CCC (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Merger Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then (i) the right of such holder to be paid the fair value of such shares shall cease, (ii) any such shares shall immediately be deemed to have converted, as of the Merger Effective Time, into the right to receive the applicable portion of the Aggregate Merger Consideration (upon the terms and conditions of this Agreement) in respect of such shares as if such shares never had been Dissenting Shares, and (iii) PubCo shall issue and deliver (or cause to be issued and delivered) to the holder thereof, in accordance with the terms and conditions set forth in this Agreement, the applicable portion of the Aggregate Merger Consideration as if such shares never had been Dissenting Shares. The Company shall give Parent prompt written notice (and in any event within two (2) Business Days) of any demands received by the Company for appraisal of shares of Company Capital Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and/or, if applicable, CCC and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and, following the Merger Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Merger Effective Time, the Company shall not, except with the prior written consent of Parent (in its sole discretion), (x) make any payment or

Annex A-17

offer to make any payment with respect to, or settle or compromise or offer to settle or compromise, any claim or demand in respect of any Dissenting Shares, (y) waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL and/or, if applicable, Chapter 13 of the CCC or (z) agree or commit to do any of the foregoing.

2.7 Transaction Expenses. Not less than three Business Days prior to the Domestication, (i) Parent shall prepare and deliver to the Company a statement setting forth Parent’s good faith determination of Parent Transaction Expenses as of the Closing Date, in reasonable detail and with reasonable supporting documentation, including the respective amounts and wire transfer instructions for the payment of all Parent Transaction Expenses and applicable Tax forms of the payees, and (ii) the Company shall prepare and deliver to Parent a statement setting forth the Company’s good faith determination of Company Transaction Expenses as of the Closing Date, in reasonable detail and with reasonable supporting documentation, including the respective amounts and wire transfer instructions for the payment of all Company Transaction Expenses and applicable Tax forms of the payees.

ARTICLE III
CONSIDERATION TO COMPANY SECURITYHOLDERS

3.1 Conversion of Company Securities.

(a) Effect on Company Capital Stock. Subject to Section 2.6, at the Merger Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Securityholders or any other Person, in accordance with the Company Certificate of Incorporation (including Sections 2.1 and 2.2 of Article Fourth of Part B of the Company Certificate of Incorporation), each share of Company Capital Stock issued and outstanding immediately prior to the Merger Effective Time (not including treasury shares which shall be cancelled pursuant to Section 3.1(e) and the Dissenting Shares) shall be automatically canceled and converted into the right to receive a number of shares of PubCo Common Stock equal to the Consideration Ratio (such number of shares of PubCo Common Stock, the “Per Share Merger Consideration”), and, accordingly, each holder of shares of Company Capital Stock as of immediately prior to the Merger Effective Time (but not including the Dissenting Shares) shall be entitled to receive, for such shares of Company Capital Stock that it holds, a portion of the Aggregate Merger Consideration equal to (x) the Consideration Ratio multiplied by (y) the number of shares of Company Capital Stock held by such holder as of immediately prior to the Merger Effective Time (but not including the Dissenting Shares).

(b) Treatment of Company Options.

(i) The Company shall terminate the Company Equity Incentive Plan at or prior to the Merger Effective Time, contingent on the Closing; provided, that such termination shall not affect the outstanding Company Options (as converted into Company Converted Options). As of the Merger Effective Time, all Company Options, whether or not issued pursuant to the Company Equity Incentive Plan, shall no longer be outstanding under the Company Equity Incentive Plan or otherwise and each Person who previously held Company Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.1(b).

(ii) Prior to the Merger Effective Time, the Boards of Directors of the Company and Parent (or any duly authorized committee thereof) shall, as applicable, take all corporate actions necessary, including adopting appropriate resolutions and obtaining consents of the holders of the Company Options, if required, to provide that, as of the Merger Effective Time, each outstanding Company Option (whether vested or unvested and whether granted under the Company Equity Incentive Plan or otherwise) shall be assumed by PubCo and shall continue in full force and effect, containing the same terms, conditions, vesting and other provisions as are currently applicable to such Company Options; provided that (x) each such Company Option shall be exercisable for such number of shares of PubCo Common Stock that equals the Consideration Ratio multiplied by the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Merger Effective Time, in each case at such per share exercise price that shall equal the per share exercise price of such Company Option as of immediately prior to the Merger Effective Time divided by the Consideration Ratio (as so converted, a “Company Converted Option”) and (y) with respect to each such Company Option, any fractional shares that would be issuable upon exercise thereof will be rounded down to the nearest whole number of shares of PubCo Common Stock and the per share exercise

Annex A-18

price will be rounded up to the nearest whole cent. The per share exercise price and the number of shares of PubCo Common Stock purchasable pursuant to each Company Converted Option shall be determined in a manner consistent with the requirements of Sections 409A and 424 of the Code, as applicable.

(c) Company Further Assurance. The Company shall take all necessary actions to effect the treatment of Company Options pursuant to Section 3.1(b) in accordance with the Company Equity Incentive Plan and/or the applicable award agreements and to ensure that, in the absence of an appropriate exemption from registration under the Securities Act, on or after the Merger Effective Time no Company Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of PubCo. The Board of Directors of the Company shall take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Company Options (or other awards under the Company Equity Incentive Plan) will be granted under the Company Equity Incentive Plan.

(d) Conversion of Shares of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Merger Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one share of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Merger Effective Time). Each certificate (if any) evidencing ownership of shares of Merger Sub will, as of the Merger Effective Time, be deemed to evidence ownership of such shares of the Surviving Corporation.

(e) Treatment of Shares of Company Capital Stock Owned by the Company. At the Merger Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury shares immediately prior to the Merger Effective Time shall be canceled and extinguished without any conversion thereof.

(f) Surrender of Certificates. The shares of PubCo Common Stock issued as Aggregate Merger Consideration upon the surrender and cancellation of the Company Capital Stock, in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

(g) Lost or Destroyed Certificates. In the event any certificates representing shares of Company Capital Stock shall have been lost, stolen or destroyed, PubCo shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof (without the requirement to post a bond), such securities, as may be required pursuant to this Section 3.1.

3.2 Appointment of Exchange Agent. Prior to the Closing, Parent shall appoint Continental Stock Transfer & Trust Company or another exchange agent acceptable to the Company (acting reasonably) (the “Exchange Agent”), as its agent, for the purpose of paying the Aggregate Merger Consideration to the Company Securityholders.

3.3 Exchange of Shares.

(a) Exchange Procedures. At the Merger Effective Time, PubCo shall deposit with the Exchange Agent the Aggregate Merger Consideration. As soon as practicable after the Merger Effective Time (and in no event later than five Business Days after the Merger Effective Time), PubCo shall cause the Exchange Agent to mail to each holder of record of shares of Company Capital Stock that were converted pursuant to Section 3.1(a) into the right to receive the applicable portion of the Aggregate Merger Consideration a letter of transmittal and instructions for use in effecting the surrender of the Company Capital Stock in exchange for PubCo Common Stock in a form to be agreed upon by Parent and the Company prior to the Closing (a “Letter of Transmittal”). Promptly following receipt of a former Company Stockholder’s Letter of Transmittal, together with any certificates representing such shares of Company Capital Stock (or affidavit of loss thereof), if applicable, or of an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the holder of shares of Company Capital Stock that was converted pursuant to Section 3.1(a) shall be entitled to receive the Per Share Merger Consideration in book-entry form, without interest (subject to any applicable withholding Tax), for each share of Company Capital Stock surrendered by such holder. If issuance of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered share of Company Capital Stock in exchange therefor is registered, it shall be a condition of issuance that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such issuance shall have paid any transfer and other Taxes required by reason of the issuance of the Per Share Merger Consideration to a Person other than the registered holder of the share of Company Capital Stock surrendered or shall have established to the reasonable satisfaction of PubCo that such Tax either has been paid or is not applicable.

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(b) Distributions with Respect to Unexchanged Company Capital Stock. All shares of PubCo Common Stock to be issued as the Aggregate Merger Consideration shall be deemed issued and outstanding as of the Merger Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole shares of PubCo Common Stock issued in exchange for shares of Company Capital Stock pursuant to Section 3.1(a) will be promptly paid, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the Merger Effective Time and theretofore paid with respect to such whole share of PubCo Common Stock.

(c) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, subdivision, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, consolidation, exchange of shares or other like change with respect to Parent Ordinary Shares or Company Capital Stock occurring on or after the date of this Agreement and prior to the Merger Effective Time.

(d) Term of Exchange Agent’s Duties. Promptly following the date that is one year after the Merger Effective Time, PubCo shall instruct the Exchange Agent to deliver to PubCo all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to PubCo, and any Person that was a holder of shares of Company Capital Stock as of immediately prior to the Merger Effective Time that has not exchanged such shares of Company Capital Stock for the right to receive the applicable portion of the Aggregate Merger Consideration prior to the date that is one year after the Merger Effective Time may transfer such shares of Company Capital Stock to PubCo and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and PubCo shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Parent, PubCo, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent or any Affiliate of any of the foregoing shall be liable to any Person in respect of any portion of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares of PubCo Common Stock shall not have not been issued in accordance with this Agreement immediately prior to the date on which any amounts payable pursuant to this ARTICLE III would otherwise escheat to or become the property of any Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of PubCo, free and clear of all claims or interest of any Person previously entitled thereto.

3.4 Closing Consideration Spreadsheet.

(a) At least two Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Merger Effective Time:

(i) the name and address of record, if known, of each Company Stockholder and the number of shares of Company Capital Stock held by such Company Stockholder;

(ii) the names of record of each holder of Company Options, and the exercise price, number of shares of Company Capital Stock subject to each Company Options held by such holder (including, in the case of unvested Company Options, the vesting schedule, vesting commencement date, and date fully vested);

(iii) the number of Aggregate Fully Diluted Company Shares; and

(iv) detailed calculations of each of the following (in each case, determined without regard to withholding):

(1) Aggregate Merger Consideration;

(2) the Per Share Merger Consideration;

(3) the Consideration Ratio; and

(4) for each Company Converted Option, the exercise price therefor and the number of shares of PubCo Common Stock subject to such Company Converted Option.

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(b) The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by Parent, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. The parties hereto agree that Parent and Exchange Agent shall be entitled to rely on the Closing Consideration Spreadsheet in issuing shares of PubCo Common Stock in accordance with this ARTICLE III, including Section 3.3.

3.5 No Fractional Shares. No fractional shares of PubCo Common Stock, or certificates or scrip representing fractional shares of PubCo Common Stock, will be issued upon the conversion of the Company Capital Stock pursuant to the Merger, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of PubCo. Any fractional shares of PubCo Common Stock will be rounded down to the nearest whole number of shares of PubCo Common Stock.

3.6 Withholding. Notwithstanding any other provision to this Agreement, Parent, Merger Sub, the Company, and the Surviving Corporation (and their respective Representatives) shall be entitled to deduct and withhold from any amount payable to any Person pursuant to this Agreement such amounts that are required to be deducted or withheld under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid or remitted over to the appropriate Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Parent, Merger Sub, the Company and the Surviving Corporation shall use commercially reasonable efforts to provide recipients of consideration with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company in connection with the Merger treated as compensation, the parties hereto shall cooperate to pay such amounts through the Company’s payroll to facilitate applicable withholding.

3.7 No Further Ownership Rights in Company Securities. At the Merger Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Capital Stock or other securities of the Company on the records of the Company. From and after the Merger Effective Time, the holders of shares of Company Capital Stock outstanding immediately prior to the Merger Effective Time (including any stock certificates evidencing such shares) shall cease to have any rights with respect to such shares of Company Capital Stock, except as otherwise provided for herein or by applicable Law.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Schedules, the Company hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date):

4.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all power and authority, corporate and otherwise, and all governmental Permits, required to own, lease or otherwise hold, and operate, all of its properties and assets and to carry on the Business as presently conducted and as proposed to be conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the Business or the ownership, leasing, holding or operation of its properties or assets makes such licensing, qualification or good standing necessary, except where the failure to be so licensed, qualified or in good standing has not had, and would not have, a Material Adverse Effect. The Company has offices located only at the addresses set forth on Company Schedule 4.1. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Company Certificate of Incorporation and other organizational documents of the Company, in each case as amended to the date hereof. The Company Certificate of Incorporation and other organizational documents of the Company are in full force and effect. The Company is not in material violation of any of the provisions of the Company Certificate of Incorporation or its other organizational documents.

4.2 Authorization.

(a) The Company has all requisite power and authority to execute, deliver and perform this Agreement and the Additional Agreements to which it is or will be a party and to consummate the Transactions, subject to receipt of the Company Stockholder Approval. The execution, delivery and performance by the Company of this Agreement and the Additional Agreements to which the Company is or will be a party, and the consummation by the Company

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of the Transactions have been duly authorized by all necessary action on the part of the Company, subject to receipt of the Company Stockholder Approval. This Agreement constitutes, and, upon the execution and delivery thereof, each Additional Agreement to which the Company is or will be a party will constitute, a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (the “Enforceability Exceptions”).

(b) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the Board of Directors of the Company, the Board of Directors of the Company has unanimously (i) approved the execution, delivery and performance of this Agreement and the Additional Agreements and the consummation of the Transactions in accordance with the provisions of the DGCL, the Company’s organizational documents (including the Company Certificate of Incorporation) and any applicable Contracts; (ii) determined that this Agreement, the Additional Agreements, the Merger and the other Transactions, upon the terms and subject to the conditions set forth herein or therein, are advisable and fair to and in the best interests of the Company and the Company Stockholders; (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement, and (iv) recommended that the Company Stockholders approve the Merger and such other Transactions and adopt this Agreement and the Additional Agreements to which the Company is or will be a party (the “Company Board Recommendation”).

(c) The affirmative votes or written consents of (i) Persons holding more than fifty percent (50%) of the outstanding shares of the Company Capital Stock (on an as-converted to Company Common Stock basis), (ii) Persons holding more than fifty percent (50%) of the outstanding shares of the Company Common Stock, voting as a separate class, (iii) Persons holding more than fifty percent (50%) of outstanding shares of Company Preferred Stock (on an as-converted to Company Common Stock basis), voting as a separate class, (iv) Persons holding more than fifty percent (50%) of outstanding shares of Company Preferred Stock, voting as a separate class and (v) Persons holding more than fifty percent (50%) of outstanding shares of Company Series B Preferred Stock, voting as a separate class, in each case, who deliver written consents or are present in person or by proxy at a duly called meeting of the Company Stockholders and voting thereon, are required to, and shall be sufficient to, approve this Agreement, the Additional Agreements and the Transactions (the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote or consent of any of the holders of any of the Equity Interests of the Company (including the Company Securities) necessary for the Company to adopt this Agreement and any Additional Agreement to which the Company is or will be a party and to approve the Merger and the consummation of the other Transactions. All actions relating to the solicitation and obtaining of the Company Stockholder Approval pursuant to the Company Stockholder Written Consents have been taken in compliance with applicable Law.

4.3 Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 5.3, none of the execution, delivery or performance by the Company of this Agreement or any Additional Agreement to which the Company is or will be a party, or the consummation of the Transactions, requires any consent, approval, license, Order or other action by or in respect of, or registration, declaration or filing with, any Authority, except for the filing of the Certificate of Merger and the PubCo COI with the Secretary of State of the State of Delaware pursuant to the DGCL.

4.4 HSR. The Company: (a) will be its own ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3) and is interpreted by the Premerger Notification Office of the United States Federal Trade Commission (“PNO”)) at the time of Closing, and will not be controlled (as such term is defined in 16 C.F.R. §801.1(b) and is interpreted by the PNO) by any other person or entity (as such terms are defined in 16 C.F.R §801.1(a) and are interpreted by the PNO); and (b) at the time of Closing, will have less than $252.9 million of (i) annual net sales and (ii) total assets (each of (i) and (ii) as such defined by 16 C.F.R. §801.11).

4.5 Non-Contravention. Subject to the receipt of the Company Stockholder Approval, none of the execution, delivery or performance by the Company of this Agreement or any Additional Agreement to which the Company is or will be a party does or will (a) contravene or conflict with the organizational documents of the Company (including the Company Certificate of Incorporation), (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company or by which any of the Company’s assets or properties is or may be bound, (c) except for the Contracts listed on Company Schedule 4.9 requiring the Company to obtain Company Consents (but only as to the need to obtain such Company Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right

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of termination, cancellation, amendment or acceleration of any right or obligation of the Company or require any payment or reimbursement or to a loss of any benefit relating to the Business to which the Company is entitled, or impose any other liability, directly or indirectly, on the Company, under any provision of any Permit, Contract or other instrument or obligations binding upon the Company or by which any of the Company’s assets or properties is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company’s assets or properties or any of the Equity Interests of the Company (including the Company Securities) except to the extent that the occurrence of any of the foregoing items set forth in clauses (b) through (d) would not, individually or in the aggregate, be, or reasonably be expected to be a Material Adverse Effect. Company Schedule 4.5 sets forth a true, correct and complete list of all Change of Control Payments and the amounts thereof, which Change of Control Payments, in the aggregate, do not exceed $3,000,000. The consummation of the Merger will constitute a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation), and the treatment of the shares of Company Capital Stock set forth in this Agreement will comply in all respects with, and satisfy all requirements of, the Company Certificate of Incorporation.

4.6 Capitalization.

(a) The authorized capital stock of the Company consists of 465,000,000 shares of the Company Common Stock and 409,272,108 shares of Company Preferred Stock, of which 146,240,378 shares of Company Preferred Stock are designated as Company Series A Preferred Stock, 254,032,765 shares of Company Preferred Stock are designated as Company Series B Preferred Stock, and 8,998,965 shares of Company Preferred Stock is designated as Company Series Seed Preferred Stock. As of the date of this Agreement, 564,612 shares of Company Common Stock, 146,240,378 shares of Company Series A Preferred Stock, 253,787,765 shares of Company Series B Preferred Stock, and 8,998,965 shares of Company Series Seed Preferred Stock are issued and outstanding. There are 39,500,266 shares of Company Common Stock reserved for issuance pursuant to outstanding unexercised Company Options (with a weighted average exercise price per share of $0). There are 45,471,090 shares of Company Common Stock reserved for issuance under the Company Equity Incentive Plan and 826,006 shares of Company Common Stock reserved for issuance outside of the Company Equity Incentive Plan. No other shares of capital stock or other Equity Interests of the Company are issued, reserved for issuance or outstanding. A true and complete list of all of the Equity Interests issued or outstanding in the Company as of the date of this Agreement and the identity of the Persons that are the record and beneficial holders of record thereof is provided in Company Schedule 4.6(a) and there are no Equity Interests issued or outstanding in the Company as of the date of this Agreement except as set forth thereon. All of the issued and outstanding Equity Interests of the Company (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) were issued and granted or allotted free and clear of all Liens, options, rights of first offer or refusal, purchase options, preemptive rights, subscription rights or any other similar rights, other than transfer restrictions under applicable securities Laws and the organizational documents of the Company, as applicable, (iii) were issued and granted or allotted in compliance in all material respects with applicable Law, and (iv) were issued in compliance with all purchase options, rights of first offer or refusal, preemptive rights, subscription rights or other similar rights (including under any provision of the DGCL, the Company Certificate of Incorporation or any Contract to which the Company is a party or by which the Company or any of its assets or properties is bound). No stock certificates have been issued by the Company since its incorporation. The Company does not, directly or indirectly, own or hold any Equity Interests in any other Person.

(b) There are no (i) no options, warrants, preemptive rights, calls, convertible securities, performance units, restricted stock units, restricted stock, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Company or obligating the Company to issue or sell Equity Interests of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for Equity Interests of, the Company, other than the Company Options, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other Equity Interests of the Company pursuant to any provision of Law, the Company Certificate of Incorporation or any Contract to which the Company is a party, (vi) Liens (including any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement) (other than Permitted Liens) with respect to the shares or other Equity Interests of the Company (whether outstanding or issuable), or (vii) equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance

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shares, contingent value rights or similar securities or rights with respect to the Company. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company is a party, or to the Company’s knowledge, among any holders of Equity Interests of the Company. The Company has not (A) redeemed or repaid any Equity Interest contrary to its organizational documents or the terms of issue of any Equity Interest, (B) bought back any shares or reduced its share capital or passed any resolution for the reduction of its share capital, or (C) agreed or offered, whether or not subject to any condition, to do any of the matters referred to in the foregoing clauses (A) and (B).

(c) All Company Options are evidenced by award agreements in substantially the forms previously made available to Parent, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly granted or issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof) and, in the case of the Company Options, in accordance with the terms of the Company Equity Incentive Plan or the applicable award agreement. Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Equity Incentive Plan or the applicable award agreement, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of such share on the date of such grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, and (iii) has a grant date identical to the date on which the Board of Directors of the Company or compensation committee actually awarded such Company Option. All Company Options qualify for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Financial Statements, respectively, and do not trigger any liability for the holder thereof under Section 409A of the Code. Company Schedule 4.6(a) contains a true, correct and complete list of each Company Option outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock issuable thereunder or otherwise subject thereto, the grant date thereof, the vesting terms thereof, and the exercise price and expiration date thereof.

4.7 Corporate Records. All material proceedings of the Board of Directors of the Company, including all committees thereof, and of the Company Stockholders, and all consents to material actions taken thereby, are reflected accurately in all material respects in the minutes and records contained in the corporate minute books of the Company and made available to Parent.

4.8 Subsidiaries. The Company does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities or interests in any Person.

4.9 Consents. The Contracts listed on Company Schedule 4.9 are the only Contracts to which the Company is a party or by which the Company or any of the Company’s assets are bound, requiring a consent, approval, authorization, order or other action of, filing with or notice to any Person as a result of the execution, delivery and/or performance of this Agreement or any Additional Agreement to which the Company is or will be a party or the consummation of the Transactions (each of the foregoing, a “Company Consent”).

4.10 Financial Statements.

(a) As of the date of this Agreement, the Company has delivered to Parent (i) the unaudited balance sheet of the Company as of December 31, 2023 and the related unaudited statements of operations and cash flows for the year then ended (the “Company 2023 Unaudited Financial Statements”) and (ii) the unaudited balance sheet of the Company as of December 31, 2024 (the “Company 2024 Balance Sheet”) and the unaudited statement of operations for the year then ended (the “Company 2024 Statement of Operations”). The Company 2023 Unaudited Financial Statements, Company 2024 Balance Sheet and Company 2024 Statement of Operations have each been prepared, in all material respects, in accordance with U.S. GAAP consistently applied throughout the periods covered thereby (except, in the case of the Company 2024 Balance Sheet and Company 2024 Statement of Operations, for the exclusion of footnotes, schedules, statements of equity and statements of cash flow and disclosures required by U.S. GAAP) and each present fairly, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein and each were derived from the Books and Records of the Company. The Company is not and has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Since December 31, 2024 (the “Balance Sheet Date”), except as required by applicable Law or U.S. GAAP, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

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(c) Except: (i) as specifically disclosed, reflected or fully reserved against on the Company 2024 Balance Sheet; (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business of the Company consistent with past practices; (iii) for liabilities that are executory obligations arising under Contracts to which the Company is a party (none of which, with respect to the liabilities described in clause (ii) and this clause (iii), results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law); (iv) for the Company Transaction Expenses; and (v) for liabilities set forth on Company Schedule 4.10(c), the Company does not have any liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) of the type required to be reflected on a balance sheet in accordance with U.S. GAAP.

(d) The Company does not have any Indebtedness.

(e) The Company does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K under the Securities Act.

(f) The Company PCAOB Audited Financial Statements and the Company Unaudited Interim Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the Registration Statement for filing with the SEC, will have been prepared, in all material respects, in accordance with U.S. GAAP consistently applied throughout the periods covered thereby, will present fairly, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein, will have been derived from, and accurately reflect in all material respects, the Books and Records of the Company, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date, and, with respect to the Company PCAOB Audited Financial Statements, will have been audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

4.11 Books and Records. The Books and Records of the Company accurately and fairly, in reasonable detail, reflect the transactions and dispositions of assets of and the providing of services by the Company. The Company maintains procedures of internal controls sufficient to provide reasonable assurance that: (a) transactions are executed only in accordance with the respective management’s authorization; (b) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company, as permitted by U.S. GAAP; and (c) access to assets is permitted only in accordance with the respective management’s authorization. The Books and Records of the Company have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

4.12 Internal Accounting Controls. The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company historical practices and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has not identified and has not received notice from any independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by the Company, (y) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (z) any claim or allegation regarding any of the foregoing.

4.13 Absence of Certain Changes.

(a) From the Balance Sheet Date until the date of this Agreement, (a) the Company has conducted in all material respects the Business in the ordinary course and in a manner consistent with past practice; (b) there has not been any Material Adverse Effect; and (c) the Company has not taken any action, or committed or agreed to take any action, that, if taken after the date of this Agreement and prior to the consummation of the Transactions, would require the consent of Parent pursuant to Section 6.1.

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(b) No measures have been taken for the dissolution and liquidation or declaration of bankruptcy of the Company and no events have occurred which would justify any such measures to be taken, in particular (i) no order has been made, petition presented, resolution passed or meeting convened for the winding up, dissolution or liquidation of the Company and there are no proceedings under applicable insolvency, bankruptcy, composition, moratorium, reorganization, or similar laws and no events have occurred which would require the initiation of any such proceedings; and (ii) no receiver, liquidator, administrator, commissioner or similar official has been appointed in respect of the Company and no step has been taken for or with a view to the appointment of such a person. The Company is neither over-indebted nor insolvent nor unable to pay its debts as they fall due pursuant to applicable Law.

4.14 Properties; Title to the Company’s Assets.

(a) All items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted), have been properly maintained and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is located at the office of the Company.

(b) The Company has good, valid and marketable title in and to, or in the case of assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use all of the tangible assets reflected on the Company 2024 Balance Sheet. Except as set forth on Company Schedule 4.14(b), no such tangible asset is subject to any Lien other than Permitted Liens. The Company’s assets constitute all of the rights, property and other assets of any kind or description whatsoever, including goodwill, necessary for the Company to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

4.15 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company, any of the officers or directors of the Company (in their capacities as such), the Business, any of the Company’s assets or any Contract before any Authority that any manner challenges or seeks to prevent, enjoin, alter or delay the Transactions. There are no outstanding judgments against the Company. The Company is not, and has not been, subject to any Action, Order, settlement agreement or other similar written agreement by or with, or to the Knowledge of the Company, investigation by, any Authority.

4.16 Material Contracts.

(a) Company Schedule 4.16(a) lists, as of the date hereof, all of the Contracts (excluding Plans) to which the Company is a party or by which any of its assets or properties is bound and which are currently in effect, including any the following types of Contracts to which the Company is a party or by which any of its assets or properties is bound (collectively, such Contracts that are listed or are required to be listed on Company Schedule 4.16(a), “Material Contracts”). As of the date of this Agreement, the Company has made available to Parent true and complete copies of all Material Contracts, including amendments thereto that are material in nature:

(i) all Contracts that require annual or aggregate payments or expenses incurred by, or annual or aggregate payments or income to, the Company of $500,000 or more;

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company in excess of $500,000 annually;

(iii) all Contracts creating a joint venture, strategic alliance, limited liability company or partnership arrangement;

(iv) all Contracts relating to any acquisitions or dispositions of assets by the Company (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

(v) all Contracts under which the Company is obligated to pay royalties under a license for the use of Intellectual Property Rights, and all other material licensing Contracts, including those pursuant to which any Intellectual Property Rights are licensed by or to the Company and including material transfer agreements, services agreements, scientific advisory board agreements, coexistence agreements, and agreements with covenants not to sue, other than (A) “shrink wrap” or other licenses granting nonexclusive rights to use uncustomized software or hosted services that is generally commercially available to the public

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on standard or nondiscriminatory terms with license, maintenance, support, and other fees less than $500,000 per year, (B) customer, vendor or channel partner Contracts (including master services agreements, statements of work, work orders, services agreements and consulting agreements) substantially on Company’s standard forms entered into in the ordinary course of business consistent with past practice, (C) Contracts with the Company’s employees or contractors substantially on Company’s standard forms entered into in the ordinary course of business consistent with past practice, and (D) non-disclosure agreements entered into in the ordinary course of business consistent with past practice (collectively, the types of Contracts referenced in clauses (A) through (D), the “Standard Contracts”);

(vi) all Contracts (A) limiting or restricting, or purporting to limit or restrict, the freedom of the Company to compete or engage in any line of business or industry or business activity or in any geographic area; (B) that require the Company to conduct any business on a “most favored nations” basis with any third party; or (C) provide for “exclusivity” or any similar requirement in favor of any third party;

(vii) all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property Rights of the Company, other than Standard Contracts, material transfer agreements, services agreements and scientific advisory board agreements;

(viii) all Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations, other than Standard Contracts;

(ix) all Contracts with or pertaining to the Company to which any Affiliate of the Company is a party, other than any Contracts relating to such Affiliate’s status as a Company Securityholder;

(x) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company holds a leasehold interest and which involve payments to the lessor thereunder in excess of $500,000 per year;

(xi) all Contracts creating or otherwise relating to outstanding Indebtedness (other than intercompany Indebtedness);

(xii) all Contracts relating to the voting or control of the Equity Interests of the Company or the election of directors of the Company (other than the organizational documents of the Company);

(xiii) all Contracts not cancellable by the Company with no more than sixty (60) days’ notice if the effect of such cancellation would result in monetary penalty to the Company in excess of $500,000 per the terms of such Contract;

(xiv) all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the Transactions;

(xv) all collective bargaining or other agreements with a labor union or labor organization;

(xvi) all Contracts that address the provisions for business associate contracts required by HIPAA;

(xvii) all Contracts involving the payment of any earnout or similar contingent payment;

(xviii) all Contracts involving the settlement, conciliation or similar agreement of any Action or threatened Action;

(xix) all Contracts requiring any capital expenditure or capital commitment in excess of $500,000;

(xx) all Contracts with any Authority to which the Company is a party or any of its assets or properties is bound, other than any Permits;

(xxi) all Contracts involving research, development, clinical trial services or manufacturing services related to BBO-8520, BBO-10203, and BBO-11818; and

(xxii) all other Contracts that are material to the Business or the Company.

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(b) Each Material Contract is (i) a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, the other parties thereto, (ii) in full force and effect and (iii) enforceable by and against the Company and each counterparty that is party thereto, subject, in the case of this clause (iii), to the Enforceability Exceptions. Neither the Company nor, to the Company’s Knowledge, any other party to a Material Contract, is in material breach, violation or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract nor has any Material Contract been cancelled by the other party. The Company has not assigned, delegated or otherwise transferred any of its rights or obligations under any Material Contract or granted any power of attorney with respect thereto. The Company has not received any claim of default under any such Material Contract, except for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Material Adverse Effect. Except as would not have a Material Adverse Effect, no party to a Material Contract has given notice of or, to the Knowledge of the Company, threatened (A) any potential exercise of termination rights with respect to any Material Contract or (B) any non-renewal or modification of any Material Contract.

(c) Except as set forth on Company Schedule 4.16(c), none of the execution, delivery or performance by the Company of this Agreement or any Additional Agreement to which the Company is or will be a party or the consummation by the Company of the Transactions constitutes or will constitute a default under or gives rise or will give rise to any right of termination, cancellation or acceleration of any obligation of the Company or any right of termination or cancellation of any obligation of the counterparty thereto or to a loss of any material benefit to which the Company is entitled under any provision of any Material Contract.

(d) The Company is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or Contracts establishing or evidencing any Indebtedness.

4.17 Licenses and Permits. The Company has made available to the Parent a true, correct and complete copy of each Permit. Such Permits are valid and in full force and effect, and none of the Permits will, assuming the related Company Consent identified in Company Schedule 4.9 has been obtained prior to the Closing Date, be terminated or impaired or become terminable as a result of the Transactions. The Company has, and has had for the past three (3) years, all Permits necessary to operate the Business, including those administered by any applicable Regulatory Authority that are necessary to conduct the Business. The Company is not in material breach or violation of, or material default under, any such Permit, has not failed to fulfill and perform any material obligations which are due under such Permits, and, to the Company’s Knowledge, no basis exists which, with notice or lapse of time or both, would constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. The Company has not received any notice from any Authority regarding any material violation of any Permit. There has not been and there is not any pending or, to the Company’s Knowledge, threatened Action, investigation or disciplinary proceeding by or from any Authority against the Company involving any Permit.

4.18 Compliance with Laws.

(a) The Company currently conducts and, since January 1, 2022 has conducted the Business, in all material respects, in compliance with, all applicable Laws and Orders. Since January 1, 2022, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a material violation by the Company of, or failure on the part of the Company to comply in all material respects with, or any liability suffered or incurred by the Company in respect of any material violation of or material noncompliance with, any Laws, Orders or policies of any Authority that are or were applicable to the Company or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company. Without limiting the generality of the foregoing, except as set forth on Company Schedule 4.18(a), the Company is, and since January 1, 2022 has been, in material compliance with: (i) the Laws applicable to the Company due to the specific nature of the Business, including Data Protection Laws; (ii) the Foreign Corrupt Practices Act of 1977, as amended and any comparable or similar Law of any jurisdiction applicable to the Company (collectively, “Anti-Corruption Laws”); and (iii) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. Except as set forth on Company Schedule 4.18(a), the Company has not been threatened or charged with or given notice by any Authority, or by internal report or allegation, of any violation of any Data Protection Law, Anti-Corruption Laws or any other applicable Law referred to in or generally described in foregoing sentence and, to the Company’s Knowledge, the Company is not under any investigations with respect to any such Law.

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(b) Neither the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or other Person (in each case, while acting on behalf of the Company) (i) is currently a Prohibited Party according to any U.S. Sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or (ii) has (x) made or caused to be made an untrue statement of a material fact or fraudulent statement to any Authority, or (y) committed an act, made a statement, or failed to take any action or make a statement that, at the time such statement, disclosure, commission was made or failed to be made, in each case, would constitute a material violation of any applicable Law, including any Healthcare Law.

4.19 Intellectual Property.

(a) Company Schedules 4.19(a)(1) and 4.19(a)(2) sets forth a true, correct and complete list of all unexpired or pending registered Intellectual Property Rights and applications for registration of Intellectual Property Rights owned (whether exclusively, jointly with another Person or otherwise) or filed by the Company or in which the Company has or purports to have an exclusive interest of any nature, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right and the nature of such ownership; and (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, along with the relevant registration or application number, and the filing and registration dates (as applicable). No Intellectual Property Right that is listed or required to be listed on Company Schedule 4.19(a), (i) has been adjudged by a court of competent jurisdiction to be invalid or unenforceable in whole or in part, or (ii) is challenged in any interference, opposition, reissue, reexamination, revocation or equivalent proceeding, and no such proceeding has been threatened with respect to any such Intellectual Property Rights. All registration, maintenance and renewal fees currently due in connection with such registered Intellectual Property Rights have been paid and all documents, recordations and certificates in connection with such registered Intellectual Property Rights currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such registered Intellectual Property Rights and recording the Company’s ownership interests therein.

(b) The Company is the sole and exclusive owner of each item of Intellectual Property Rights owned or purported to be owned by the Company (“Owned IPR”), including the items of Intellectual Property Rights identified on Company Schedules 4.19(a)(1) and 4.19(a)(2) as being owned by the Company (other than any co-owners disclosed on Company Schedule 4.19(a)), and Owned Software, free and clear of all Liens, other than Permitted Liens, or otherwise possesses the rights to use, sell, or license, as currently used, sold, or licensed in the Businesses all other Intellectual Property Rights used in or necessary to conduct the Business (“Company IPR”). The product candidates under development by the Company or the methods of manufacturing or using the product candidates fall within the scope of the claims of one or more patent or pending patent applications owned and/or co-owned by, and/or exclusively licensed to, the Company. Each Intellectual Property Right used by the Company in the performance of any services under any Contract is, and upon the performance of such Contract remains, owned and/or co-owned by and/or in-licensed to the Company, and no client, customer or other Person, except as specified in Company Schedules 4.19(a)(1) and 4.19(a)(2), has any rights to the Intellectual Property Rights used by the Company in the performance of any such Contract.

(c) To the Knowledge of the Company, except as set forth on Company Schedule 4.19(c), there is no Intellectual Property Right owned by any third party that (i) is required by the Company to conduct its Business as currently conducted and (ii) the Company is not currently authorized to use. Except as set forth on Company Schedule 4.19(c), (A) the Company, the operation of the Business of the Company as currently conducted and the use of any Intellectual Property Rights in connection therewith, does not and did not, infringe, misappropriate or otherwise violate the Intellectual Property Rights, including rights of privacy, publicity and endorsement, of any third party, or constitute unfair competition or trade practices; (B) to the Knowledge of the Company, there is no infringement, misappropriation, or other violation by third parties of any Company IPR, and the Company has not sent to any Person any notice, charge, complaint, claim, or other assertion against such third Person claiming infringement or violation by or misappropriation of any Company IPR; (C) there has been no, and is no pending or, to the Knowledge of the Company, threatened Action by any Person challenging the rights of the Company in or to any Company IPR; (D) there has been no, and is no, pending or, to the Knowledge of the Company, threatened Action by any Person challenging the validity, enforceability or scope of any Company IPR; (E) there has been no, and is no, pending or, to the Knowledge of the Company, threatened Action by any Person (nor has the Company received any claim (including unsolicited offers to license patents) from a third party) alleging that the Company’s use of any Intellectual Property Right or the

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conduct of the Business, infringes, misappropriates, or otherwise violates, or would, upon the commercialization of any product or service, infringe, misappropriate, or otherwise violate, any Intellectual Property Right of any other Person.

(d) The Company has taken commercially reasonable measures to maintain and protect all Company IPR and to maintain and protect the confidentiality of any trade secrets included in the Company IPR. The Company has not disclosed any confidential Owned IPR or trade secrets to any third Person other than pursuant to a written non-disclosure and confidentiality agreement restricting the use and disclosure thereof in a manner sufficient for the protection thereof and, to the Knowledge of the Company, there has been no breach of any such agreement.

(e) No Person other than the Company has an actual or contingent right to access or possess (including pursuant to escrow), a copy in any form of any source code for any Owned Software and all such source code is in their sole possession and has been maintained as strictly confidential. No Owned Software is subject to Copyleft Terms.

(f) Except as disclosed on Company Schedule 4.19(f), each employee, agent, consultant and contractor who has contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material on behalf of the Company or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company is deemed to be the original owner/author of all property rights therein; (ii) has executed a valid written assignment or an agreement to assign in favor of the Company all right, title and interest in such material; or (iii) only with respect to rights that cannot be assigned pursuant to an agreement described in clause (i) or (ii) of this Section 4.19(f), has licensed to the Company rights to use such Intellectual Property Rights.

(g) Except as disclosed on Company Schedule 4.19(g), no (i) government funding or (ii) facility of a university, college, other educational institution, or similar institution, or research center was used in the development of any item of Intellectual Property Right owned or purported to be owned by, or exclusively licensed to, the Company, nor does any such Person have any rights, title, or interest in or to any item of Intellectual Property Right owned or purported to be owned by, or exclusively licensed to, the Company.

(h) None of the Intellectual Property Rights owned or used or held for use by the Company is subject to any pending or outstanding Order or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property Rights by the Company.

(i) None of the execution, delivery or performance by the Company of this Agreement or any of the Additional Agreements to which the Company is or will be a party or the consummation of the Transactions will (i) cause any item of Company IPR, used or held for use by the Company immediately prior to the Closing, to not be owned, licensed or available for use by the Company on substantially the same terms and conditions immediately following the Closing or (ii) require any additional payment obligations by the Company in order to use or exploit any other such Intellectual Property Rights to the same extent as the Company was permitted before the Closing.

(j) Except with respect to the agreements listed on Company Schedule 4.16(a)(v), the Company is not obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property Rights.

(k) The Company’s information technology networks and software applications are free of all viruses, worms, Trojan horses and other material known contaminants and do not contain any bugs, errors, or problems of a material nature that would disrupt or have an adverse impact on the operation of the information technology networks and software applications. The Company has implemented, and required its vendors to implement, adequate policies and commercially reasonable security (i) regarding the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity, availability and value of Personal Information (including health information), and business proprietary or sensitive information (including all trade secrets, items of Intellectual Property Rights that are confidential, confidential information, data and materials licensed by the Company or otherwise used in the operation of the Business); and (ii) regarding the integrity and availability of the information technology networks and software applications the Company owns, operates, or outsources. The Company is and has been in compliance with all applicable Data Protection Laws, internal and external Company policies, and contractual obligations relating to data privacy, data protection and data security. The Company has not experienced any information security incident that has compromised the integrity or availability of the information technology networks and software applications the Company owns, operates, or outsources, and there has been no loss, damage, or unauthorized access, disclosure,

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use, or breach of security of any Company information in its possession, custody, or control, or otherwise held or processed on its behalf. The Company has not received any notice of any claims, investigations, or alleged violations of law, regulation or contract with respect to Personal Information or information security-related incidents, nor has the Company notified, or been required by any Data Protection Law to notify, any person or entity of any Personal Information or information security-related incident. The Transactions will not result in the violation of any Data Protection Laws or the privacy policies of the Company.

4.20 Healthcare Laws.

(a) The Company is, and has been, since January 1, 2022, in compliance in all material respects with all applicable Healthcare Laws, including (i) the Federal Food, Drug, and Cosmetic Act (“FDCA”); (ii) the Public Health Service Act (“PHSA”); (iii) all federal or state criminal or civil fraud and abuse Laws (including, but not limited to, the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7(a)), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a), the False Claims Act (31 U.S.C. §§3729 et seq. 42 U.S.C. §1320a-7b(a)), HIPAA, (42 U.S.C. §§1320d et seq.), and any comparable state or local Laws); and (iv) all applicable Laws regarding the research, development, manufacture, packaging, distribution, marketing, labeling, storage, testing, importing, exporting, and dispensing of pharmaceutical products; (v) any applicable rules or regulations promulgated or issued by an Authority pursuant to such Laws; and as each of the foregoing may be amended from time to time; and (vi) any applicable comparable foreign Laws for any of the foregoing (i) through (v) (inclusive) (all of the foregoing, collectively, “Healthcare Laws”). The Company has not, since January 1, 2022, received notification of any pending or threatened Action from a Regulatory Authority alleging that any operation or activity of the Company is in material violation of any applicable Healthcare Law.

(b) Since January 1, 2022, to the Knowledge of the Company, all preclinical and clinical investigations conducted or sponsored by the Company and intended to be submitted to a Regulatory Authority to support a regulatory approval are being conducted in compliance in all material respects with all applicable Healthcare Laws administered or issued by the applicable Regulatory Authority, including, as applicable, (i) the FDA regulations for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) applicable FDA requirements for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56 and 312 of the Code of Federal Regulations and (iii) applicable federal, state and foreign Healthcare Laws restricting the use and disclosure of individually identifiable health information, including HIPAA.

(c) Since January 1, 2022, all material reports, documents, claims, and notices required to be filed, maintained or furnished to a Regulatory Authority by the Company have been so filed, maintained or furnished. To the Knowledge of the Company, all such reports, documents, claims, and notices were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing). Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company has (i) made an untrue statement of a material fact or any fraudulent statement to a Regulatory Authority, (ii) failed to disclose a material fact required to be disclosed to a Regulatory Authority or (iii) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a reasonable basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for another Regulatory Authority to take action under a comparable policy. Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. §335a(a) or any similar Healthcare Law or authorized by 21 U.S.C. §335a(b) or any similar Healthcare Law. Neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of Company has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935 or any Healthcare Law. No Actions that would reasonably be expected to result in material debarment or exclusion are pending or, to the Company’s Knowledge, threatened against the Company or, to Company’s Knowledge, any of its officers, employees, or agents (in their capacities as such). The Company is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Authority.

(d) The Company has not received any notice, correspondence or other communication from a Regulatory Authority or from any institutional review board requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company.

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(e) To the Company’s Knowledge, no data generated by the Company with respect to its product candidates is the subject of any pending or threatened regulatory Action, by any Regulatory Authority relating to the truthfulness or scientific integrity of such data.

(f) To the Company’s Knowledge, no product under development, manufactured or distributed by the Company is (i) adulterated within the meaning of 21 U.S.C. §351 (or any similar applicable Healthcare Law), (ii) misbranded within the meaning of 21 U.S.C. § 352 (or any similar applicable Healthcare Law) or (iii) a product that is otherwise in violation of the FDCA or PHSA (or any other applicable Healthcare Law). Neither the Company nor, to the Company’s Knowledge, any of its respective contract manufacturers, laboratories, investigators or clinical study sites, have received any Form FDA 483, warning letter, untitled letter, or other similar correspondence or notice from a Regulatory Authority alleging or asserting material noncompliance with any applicable Healthcare Laws or Permits issued to the Company by a Regulatory Authority or relating to the Company products under development. No manufacturing site owned by the Company or, to the Company’s Knowledge, any of its contract manufacturers, is or has been, since January 1, 2022, subject to a shutdown or import or export prohibition imposed by a Regulatory Authority.

(g) To the Company’s Knowledge, the Company has not generated, received or been notified of data, results or scientific findings that materially differ or materially call into question the conclusions disclosed in the documents made available to Parent regarding the pre-clinical, clinical or statistical evaluation of the products candidates’ safety, efficacy or mechanism of action.

4.21 Accounts Payable; Affiliate Loans.

(a) The Company does not have any accounts receivable. The accounts payable of the Company reflected on the Company 2024 Balance Sheet, and all accounts payable of the Company arising subsequent to the Balance Sheet Date, arose from bona fide transactions of the Company in the ordinary course of business consistent with past practice.

(b) The information set forth on Company Schedule 4.21(b) separately identifies any and all accounts, receivables or notes of the Company which are owed by any Affiliate of the Company, and except for such accounts, receivables or notes, the Company is not indebted to any of its Affiliates and no Affiliates are indebted to the Company.

4.22 Employees; Employment Matters.

(a) Company Schedule 4.22(a) sets forth a true, correct and complete list of each of the five highest compensated officers or employees of the Company as of the date hereof, setting forth the name, title, current salary or compensation rate for each such person and total compensation (including bonuses and commissions) paid to each such person for the fiscal year ended December 31, 2024.

(b) Except as set forth on Company Schedule 4.22(b), the Company is not a party to or subject to any collective bargaining agreement, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company. There is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company, and none of the Company has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees.

(c) There are no pending or, to the Knowledge of the Company, threatened Actions against the Company under any worker’s compensation policy or long-term disability policy. There is no unfair labor practice charge or complaint pending before any applicable governmental authority relating to the Company or any employee or other service provider thereof.

(d) The Company is and has been in compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding or social security Taxes. The Company has met in all material respects all requirements required by Law relating to the employment of foreign citizens, and the Company does not currently employ, or has ever employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed.

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(e) To the Knowledge of the Company, no employee of the Company, in the ordinary course of his or her duties, has breached or will breach any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or any confidentiality or proprietary right of any former employer.

(f) To the Knowledge of the Company, no allegations of sexual harassment have been made to the Company against any individual in his or her capacity as director or an employee of the Company at a level of Senior Vice President or above.

(g) Except as set forth on Company Schedule 4.22(g), the Company has not paid or promised to pay any bonus to any employee in connection with the consummation of the Transactions.

4.23 Withholding. Except as disclosed on Company Schedule 4.23, all obligations of the Company applicable to its employees, whether arising by operation of Law, by Contract, by past custom or otherwise, or attributable to payments by the Company to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees through the date hereof have been paid or adequate accruals therefor have been made on the Company 2024 Balance Sheet, and all such obligations arising subsequent to the Balance Sheet Date have been or will be paid or adequate accruals therefore will be made on the Company Financial Statements. Except as disclosed on Company Schedule 4.23, all reasonably anticipated obligations of the Company with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company prior to the Closing Date.

4.24 Employee Benefits.

(a) Company Schedule 4.24(a) sets forth a correct and complete list of all material Plans; provided that with respect to offer letters or employment agreements, Section 4.24(a) of the Company Schedule sets forth each form of offer letter or employment agreement and any other offer letter or employment agreement that deviates from a form. With respect to each material Plan, the Company has made available to Parent or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Plan and all amendments thereto, including all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent annual report and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination letter received by the Company from the Internal Revenue Service regarding the tax-qualified status of such Plan and (vi) the most recent written results of all required compliance testing.

(b) No Plan is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and none of the Company, or any ERISA Affiliate, has withdrawn at any time from any multiemployer plan or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company.

(c) With respect to each Plan that is intended to qualify under Section 401(a) of the Code, such Plan, including its related trust, has received a determination letter (or opinion letters in the case of any prototype plans), or has time remaining for application to the Internal Revenue Service for a determination of the qualified status of such Plan for any period for which such Plan would not otherwise be covered by an Internal Revenue Service determination, from the Internal Revenue Service and that its trust is exempt from Tax under Section 501(a) of the Code, and to the Knowledge of the Company, nothing has occurred with respect to the operation of any such Plan that could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(d) There are no pending or, to the Knowledge of the Company, threatened Actions against or relating to the Plans or the assets of any of the trusts under such Plans (other than routine benefits claims). No Plan is presently under audit or examination (nor has notice been received by the Company of a potential audit or examination) by any Authority.

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(e) Each Plan has been established, administered and funded in all material respects accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. There is not now, nor, to the Knowledge of the Company, do any circumstances exist that could give rise to, any requirement for the posting of security with respect to any Plan or the imposition of any Lien on the assets of the Company under ERISA or the Code. All premiums due or payable with respect to insurance policies funding any Plan have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company 2024 Balance Sheet.

(f) None of the Plans provide retiree health, welfare or life insurance benefits, except as may be required by Section 4980B of the Code, Section 601 of ERISA or any other applicable Law.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company with respect to any Plan; (ii) increase any benefits otherwise payable under any Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Plan on or following the Merger Effective Time. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in all material respects in documentary compliance with, and has been administered in all material respects in compliance with Section 409A of the Code.

4.25 Real Property.

(a) Company Schedule 4.25 sets forth a true, correct and complete listing of all currently leased or subleased or otherwise used or occupied by (the “Leased Real Property”), and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof, waivers thereto or guarantees thereof (collectively, the “Real Property Leases”), including the street address thereof and parties to such Real Property Leases. The Company has provided to Parent a true and complete copy of each of the Real Property Leases. The Company has good, valid and subsisting title to its respective leasehold estates in the offices described on Company Schedule 4.25, free and clear of all Liens, other than Permitted Liens. The Company has not breached or violated any local zoning ordinance, and no notice from any Person has been received by the Company or served upon the Company claiming any violation of any local zoning ordinance.

(b) With respect to ach of the Real Property Leases: (i) it is valid, binding and in full force and effect and enforceable in all respects against the Company and, to the Knowledge of the Company, each other party thereto, except as such enforcement may be limited by the Enforceability Exceptions; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the Company has been in peaceable possession of or otherwise been granted full access to the premises leased or used thereunder since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the Company’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company or, to the Knowledge of the Company, by any other party thereto; (vi) there exists no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default or event of default by the Company thereunder; (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder; and (viii) neither the Company nor any other party thereto has exercised any termination rights with respect thereto. The Company has not leased, licensed or otherwise granted use or occupancy rights with respect to any Leased Real Property or any portion thereof to any third party. The Leased Real Property is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used, and there are no material repair or restoration works likely to be required in connection with such Leased Real Property.

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(c) The Company does not own, and has never owned, any Real Property. The Company is not obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any Real Property (except under the Real Property Leases).

4.26 Tax Matters.

(a) The Company (i) has duly and timely filed all income and other material Tax Returns which are required to be filed by or with respect to it, and all such Tax Returns are true, correct, complete and accurate in all material respects, and (ii) has timely paid all income and other material Taxes and all income and other material Tax liabilities which have become due (whether or not shown as due on such Tax Returns). The unpaid Taxes or Tax liabilities of the Company (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company 2024 Balance Sheet in accordance with U.S. GAAP and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.

(b) The Company has complied in all material respects with all applicable Laws relating to the reporting (including any information reporting), payment, collection and withholding of Taxes and has duly and timely withheld or collected and paid or remitted over to the applicable Taxing Authority all material amount of Taxes required to be withheld or collected and paid or remitted by the Company in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.

(c) There are no audits, examinations or other Actions with respect to any Taxes or Tax Returns of the Company that are being conducted, pending or proposed in writing. No claim or deficiency has been asserted or assessed by any Authority against the Company for any material amount of Taxes that has not been paid or settled in full.

(d) No statute of limitations in respect, the assessment or collection, of any Taxes of the Company has been waived or extended, which waiver or extension is in effect. The Company has not requested any extension of time within which to file any Tax Return (other than automatic extensions not requiring the consent of the applicable Taxing Authority), which Tax Return has since not been filed.

(e) The Company has not applied for, or requested, a ruling, administrative relief or technical advice from any Taxing Authority, which could be binding on Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(f) There is no Lien (other than Permitted Liens) for Taxes upon the Company or any of the assets of the Company.

(g) No claim has ever been made by a Taxing Authority in a jurisdiction where the Company has not paid any Tax or does not file Tax Returns that the Company is or may be subject to taxation by, or required to file a Tax Return in, such jurisdiction.

(h) The Company is not nor has it ever been subject to Tax in any country other than the country of incorporation of the Company by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in that country, and the Company is and has always been tax resident solely in its country of incorporation.

(i) The Company (i) has not been a member of a consolidated, combined, unitary, affiliated or other group for Tax purposes (other than a group the common parent of which is the Company) except as disclosed on Company Schedule 4.26(i) and (ii) has no liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business and the primary purpose of which is not Tax) or otherwise. The Company is not, and has never been, a party to or bound by any Tax sharing, allocation, or indemnification Contract or similar Contract (other than any Tax sharing, allocation or indemnity provisions in Contracts entered into the ordinary course of business and the primary purpose of which is not Tax).

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(j) The Company will not be required to include any material amount in taxable income or exclude any material item of deduction from taxable income for any taxable period (or a portion thereof) ending after the Closing Date as a result of any: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (ii) an installment sale or open transaction made on or prior to the Closing Date, (iii) an advance or prepaid amount or deferred revenue realized or received by the Company prior to the Closing, (iv) use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (v) a change in the accounting method of the Company pursuant to Section 481 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) for a taxable period (or portion thereof) ending on or prior to the Closing Date, (vi) any inclusion under Section 951(a) or Section 951A of the Code with respect to income earned or accrued in a taxable period (or portion thereof) ending on or prior to the Closing Date or (vii) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

(k) The Company is in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practice and methodologies.

(l) The Company is not, and never has been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) The Company has not been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(n) The Company is and has been treated as a “C” corporation for U.S. federal (and applicable state and local) income Tax purposes since the date of its formation.

(o) The Company has not engaged in, or been a party to, a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(p) The Company has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any facts or circumstances that could, reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

4.27 Environmental Laws. The Company has not (i) received any notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials; arranged for the disposal, discharge, storage or release of any Hazardous Materials; or exposed any employee or other individual to any Hazardous Materials so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Material Activities of the Company. There are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company that could give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws.

4.28 Finders’ Fees. Except as set forth on Company Schedule 4.28, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Parent or any of their Affiliates upon consummation of the Transactions.

4.29 Powers of Attorney and Suretyships. The Company does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

4.30 Directors and Officers. Company Schedule 4.30 sets forth a true, correct and complete list of all directors and officers of the Company.

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4.31 Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(a) The Company, its directors, officers and employees and, to the Knowledge of the Company, its other Representatives (in each case, while acting on behalf of the Company): (i) are and have since April 24, 2019, been in compliance with economic or financial sanctions, trade embargoes or restrictions administered, enacted or enforced by any Authority (collectively, “Sanctions”); and (ii) are and for the five years prior to the date hereof have been in compliance with Anti-Corruption Laws and applicable Laws related to (A) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (B) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”), (C) anti-boycott regulations, as administered by the U.S. Department of Commerce, and (D) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company nor any of its directors, officers or employees, nor, to the Knowledge of the Company, any other Representative of the Company, is or is unlawfully acting under the direction of, on behalf of or for the benefit of a Person that is (i) the subject or target of Sanctions; (ii) designated on any applicable Sanctions or similar lists administered by an Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Authority, as amended from time to time, or any Person 50% or greater owned or, as applicable, controlled by any of the foregoing (collectively, “Prohibited Party”); (iii) located, organized or ordinarily resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria (collectively, “Sanctioned Countries”); or (iv) an officer or employee of any Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor, to the Knowledge of the Company, any Representative of the Company (while acting on behalf of the Company), (A) has since April 24, 2019, participated in any unlawful transaction involving a Prohibited Party, or any Sanctioned Country (or the government thereof), (B) to the Knowledge of the Company, has in the past five years exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any Export Control Laws, or (C) has in the past five years participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) The Company has not received notice of, nor been since April 24, 2019, the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any Sanctions and, to the Knowledge of the Company, there are no circumstances likely to give rise to any Sanctions against the Company.

(d) The Company has not received notice of, nor, to the Knowledge of the Company, has it or any of its Representatives (while acting on behalf of the Company) been, in the five years prior to the date hereof (or since April 24, 2019 in relation to Sanctions), the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any offense or alleged offense under Anti-Corruption Laws, Export Control Laws, Anti-Money Laundering Laws, or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

4.32 Insurance. All forms of insurance owned or held by and insuring the Company or the Business are set forth on Company Schedule 4.32 (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy), and such policies are legal, valid, binding, enforceable and in full force and effect. All premiums with respect to such policies covering all periods up to and including the Closing Date have been or will be paid when due, and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination. There is no existing default or event which, with or without the passage of time or the giving of notice or both, would constitute noncompliance with, or a default under, any such policy or entitle any insurer to terminate or cancel any such policy. Such policies will not in any way be affected by or terminate or lapse by reason of the Transactions. The insurance policies to which the

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Company is a party are sufficient for compliance with all requirements of all Contracts to which the Company is a party or by which the Company or any of its assets or properties are bound. The Company has not been refused any insurance with respect to its assets or operations or had its coverage limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. The Company does not have any self-insurance or co-insurance arrangements. The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim. No event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. The Company has not made any claim against an insurance policy as to which the insurer has denied coverage.

4.33 Related Party Transactions. Except as set forth in Company Schedule 4.33 or as contemplated by this Agreement, no Company Stockholder, Affiliate of the Company, current or former director or officer of the Company or any immediate family member or Affiliate of any of the foregoing (a) is a party to any Contract, or has otherwise entered into any transaction, understanding or arrangement, with the Company, (b) owns any property or right, tangible or intangible, which is used by the Company, (c) has any economic interest in any Contracts with the Company or any Contracts that the Company or its assets are properties are bound by, or (d) is a borrower or lender, as applicable, under any Indebtedness owed by or to the Company (each of the forgoing clauses, an “Affiliate Transaction”). None of the Contracts listed in Company Schedule 4.33 was entered into on a basis other than on arm’s length.

4.34 Top Customers, Vendors, and Suppliers.

(a) As of the date hereof, the Company currently has no customers.

(b) Company Schedule 4.34(b) sets forth the top ten (10) vendors to and/or suppliers of the Company (by spend amount) for the year ended December 31, 2024 (collectively, the “Material Suppliers”) and the amount of consideration paid to each Material Supplier by the Company during such periods. No such Material Supplier has expressed to the Company (i) its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company or (ii) that the Company is in material breach of the terms of any Contract with such Material Supplier.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Schedules or as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (other than any risk factor disclosures or other similar cautionary or predictive statements therein), Parent and Merger Sub (the “Parent Parties”) hereby represent and warrant to the Company as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date).

5.1 Corporate Existence and Power. The Parent and Merger Sub are each duly incorporated, validly existing and in good standing under the laws of their respective jurisdiction of incorporation. Parent has all power and authority, corporate and otherwise, and all governmental Permits, required to own, lease or otherwise hold, and operate, all of its properties and assets and to carry on its business as presently conducted. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger.

5.2 Authorization.

(a) The Parent Parties have all requisite power and authority to execute, deliver and perform this Agreement and the Additional Agreements to which they are or will be parties and to consummate the Transactions, in the case of Parent, subject to receipt of the Parent Shareholder Approval. The execution, delivery and performance by the Parent Parties of this Agreement and the Additional Agreements to which they are or will be a party, and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary action on the part of the Parent Parties, in the case of Parent, subject to receipt of the Parent Shareholder Approval. This Agreement constitutes, and, upon the execution and delivery thereof, each Additional Agreement to which the Parent Parties are or will be a party will constitute, a valid and legally binding agreement of Parent Parties, enforceable against Parent Parties in accordance with its terms, except as may be limited by the Enforceability Exceptions.

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(b) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of Parent’s Board of Directors (including the transaction committee and any other required committee or subgroup of such board), on behalf of itself and in Parent’s capacity as the sole shareholder of Merger Sub, Parent’s Board of Directors has, as of the date of this Agreement (i) declared the advisability of the Transactions, (ii) determined that the Transactions are in the best interests of the Parent Shareholders, (iii) determined that the Merger constitute a “Business Combination” as such term is defined in the Parent Articles, and (iv) recommended to the Parent Shareholders to adopt and approve each of the Parent Proposals (the “Parent Board Recommendation”).

(c) Approval by the affirmative vote of the holders of the requisite number of Parent Ordinary Shares under the Parent Articles and the Cayman Companies Act, present in person or by proxy and entitled to vote thereon, and who vote at the Parent Shareholder Meeting (assuming a quorum is present) required to approve the Required Parent Proposals, the Director Election Proposal, and the Equity Plan Proposals (the approval of all of the Required Parent Proposals, the Director Election Proposal, and the Equity Plan Proposals, collectively, the “Parent Shareholder Approval”) are the only votes of the holders of any of Parent Ordinary Shares necessary for Parent to adopt this Agreement and approve the Merger and the consummation of the other Transactions.

5.3 Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 4.3, none of the execution, delivery or performance by the Parent Parties of this Agreement or any Additional Agreement to which the Parent Parties are or will be a party, or the consummation of the Transactions, requires any consent, approval, license, Order, or other action by or in respect of, or registration, declaration or filing with, any Authority, except for (a) any SEC or Nasdaq filings and approval required to consummate the Transactions, (b) filing with the Secretary of State of the State of Delaware a Certificate of Domestication with respect to the Domestication, (c) filings required to be made with the Cayman Registrar in connection with the Domestication, and (d) the filings of the Certificate of Merger and the PubCo COI with the Secretary of State of the State of Delaware pursuant to the DGCL.

5.4 HSR. Parent: (a) will be its own ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3) and is interpreted by the PNO at the time of Closing, and will not be controlled (as such term is defined in 16 C.F.R. §801.1(b) and is interpreted by the PNO) by any other person or entity (as such terms are defined in 16 C.F.R §801.1(a) and are interpreted by the PNO); and (b) at the time of Closing, will have less than $252.9 million of (i) annual net sales and (ii) total assets (each of (i) and (ii) as such defined by 16 C.F.R. §801.11).

5.5 Non-Contravention. Subject to the receipt of the Parent Shareholder Approval, none of the execution, delivery or performance by the Parent Parties of this Agreement or any Additional Agreement to which the Parent Parties are or will be a party does or will (a) contravene or conflict with the organizational documents of the Parent Parties (including the Parent Articles), or (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to any of the Parent Parties or by which any of the assets or properties of any Parent Party is or may be bound, (c) except for the Contracts listed on Parent Schedule 5.5(i) requiring Parent to obtain Parent Consents (but only as to the need to obtain such Parent Consent), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of Parent or require any payment or reimbursement or impose any other liability, directly or indirectly, on any Parent Party under any provision of any Permit, Contract or other instrument or obligations binding upon any Parent Party or by which any of the assets or properties of any Parent Party is or may be bound or any Permit, except to the extent that the occurrence of any of the foregoing items set forth in clauses (b) or (c) would not, individually or in the aggregate, reasonably be expected to impede the ability of the Parent Parties to consummate the Transactions. The Contracts listed on Parent Schedule 5.5(i) are the only Contracts to which any Parent Party is a party or by which any Parent Party or any of the assets of any Parent Party are bound, requiring a consent, approval, authorization, order or other action of, filing with or notice to any Person as a result of the execution, delivery and/or performance of this Agreement or any Additional Agreement to which any Parent Party is or will be a party or the consummation of the Transactions (each of the foregoing, a “Parent Consent”).

5.6 Finders’ Fees. Except for the Persons identified on Parent Schedule 5.6, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the Transactions.

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5.7 Capitalization.

(a) The authorized share capital of Parent is $55,500 divided into (i) 500,000,000 Parent Class A Shares, of which 18,909,000 shares are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 Parent Class B Shares, of which 4,600,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preference shares, par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement. Except as contemplated by this Agreement or any of the Additional Agreements, no other share capital or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Parent Articles or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent Articles, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Except as expressly contemplated by this Agreement, the Additional Agreements, the Parent SEC Documents or the Transactions (including the PIPE Investment) or as otherwise mutually agreed to by the Company and Parent, there are no outstanding Equity Interests that could require Parent to issue, sell or otherwise cause to become outstanding, or to acquire, repurchase or redeem, any Equity Interests of Parent or securities convertible into or exchangeable for Equity Interests of Parent.

(c) The Merger Sub is authorized to issue 100 shares, par value $0.0001 per share (“Merger Sub Common Stock”), of which 100 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.8 Information Supplied. None of the information supplied or to be supplied by the Parent Parties expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to the Parent Shareholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable, will, at the date of filing or mailing, at the time of the Parent Shareholder Meeting, the Domestication Effective Time, or at the Merger Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents (as defined below), the Registration Statement or any Other Filing).

5.9 Trust Account. As of the date of this Agreement, Parent has at least $190,000,000 in the trust account established by Parent for the benefit of its public shareholders (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company (the “Trustee”) and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of February 8, 2024, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by the Enforceability Exceptions, and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than Parent Shareholders holding Parent Class A Shares sold in Parent’s IPO who shall have elected to redeem their Parent Class A Shares pursuant to the Parent Articles) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and the Parent Articles. The Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed

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or actual) in connection with, the Trust Agreement, and, to the Knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account.

5.10 Parent SEC Documents and Financial Statements.

(a) Parent has, since the IPO, filed all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Documents”) and will have filed all such forms, reports, schedules, statements and other documents (except for the Registration Statement, the Proxy Statement/Prospectus, and any other forms reports, schedules, statements and other documents filed or furnished with respect to the Transactions) required to be filed on or subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Documents”). All of the Parent SEC Documents, Additional Parent SEC Documents, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the IPO of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction.

(b) The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The Public Certifications are, or will be, each true and correct as of their respective dates of filing. As used in this Section 5.10(b), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(c) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents (the “Parent Financial Statements”) fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Documents will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) U.S. GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(d) Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Documents. No financial statements other than those of Parent and Merger Sub are required by U.S. GAAP to be included in the Parent Financial Statements.

(e) The issued and outstanding Parent Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “HLXB.” There is no action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Class A Shares or terminate the listing of Parent on Nasdaq. Except in connection with the Transactions, none of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Class A Shares under the Exchange Act.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and its principal financial officer by others within the entity, particularly during the periods in which the periodic

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reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the consummation of the IPO, Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of the Parent Financial Statements for external purposes in accordance with U.S. GAAP.

5.11 Certain Business Practices. Neither Parent nor any director, officer or employee of Parent, nor, to the Knowledge of Parent, any other Representative of Parent, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any Anti-Corruption Law, including any provision of the Foreign Corrupt Practices Act of 1977 or (d) made any other unlawful payment. Neither Parent nor any director, officer or employee of Parent nor, to the Knowledge of Parent, any other Representative of Parent has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, Authority employee or other Person in order to assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.

5.12 Anti-Money Laundering Laws. The operations of Parent are and have at all times been conducted in compliance with the Anti-Money Laundering Laws in all material respects, and no Action involving Parent with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of Parent, threatened.

5.13 Affiliate Transactions. Parent Schedules Section 5.13 sets forth, and Parent has made available to the Company true and complete copies of, all Contracts between (a) Parent, on the one hand, and (b) any Parent Related Party, on the other hand, other than (x) Contracts entered into after the date of this Agreement that are either permitted or entered into in accordance with this Agreement or (y) Contracts disclosed in the Parent SEC Documents. No Parent Related Party (A) owns any interest in any material asset used in the business of Parent, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Parent or (C) owes any material amount to, or is owed any material amount by, directly or indirectly, Parent or Merger Sub. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.13 are referred to herein as “Parent Related Party Transactions.” “Parent Related Party” shall mean any Affiliate of either Parent or the Sponsor, or any of their respective current employees or current or former directors, officers, general partners (including the Sponsor), managers, controlling persons or any immediate family members or Affiliate of any of the foregoing Persons.

5.14 Litigation. There is no (a) Action pending, or, to the Knowledge of Parent, threatened against either Parent Party or that affects its or their assets or properties, or (b) Order outstanding against either Parent Party or that affects its or their assets or properties. Neither either Parent Party is party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to either Parent Party.

5.15 Expenses, Indebtedness and Other Liabilities. Except as set forth in the Parent SEC Documents, neither Parent Party has any Indebtedness or other liabilities, except as incurred in the ordinary course of business or as a result of its activities in connection with the Domestication, Merger, and the other Transactions.

5.16 Tax Matters.

(a) Each of the Parent Parties (i) has duly and timely filed all income and other material Tax Returns which are required to be filed by or with respect to it, and all such Tax Returns are true, correct, complete and accurate in all material respects, and (ii) has timely paid all income and other material Taxes and all income and other material Tax liabilities which have become due (whether or not shown as due on such Tax Returns). The unpaid Taxes or Tax liabilities of the Parent Parties (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Parent Financial Statements in accordance with U.S. GAAP and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Parent Parties in filing its Tax Returns.

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(b) Each of the Parent Parties has complied in all material respects with all applicable Laws relating to the reporting (including any information reporting), payment, collection and withholding of Taxes and has duly and timely withheld or collected and paid or remitted over to the applicable Taxing Authority all material amount of Taxes required to be withheld or collected and paid or remitted by such applicable Parent Party in connection with amounts paid or owing to any employee, creditor, stockholder, shareholder, independent contractor or other third party.

(c) There are no audits, examinations or other Actions with respect to any Taxes or Tax Returns of the Parent Parties that are being conducted, pending or proposed in writing. No claim or deficiency has been asserted or assessed by any Authority against the Parent Parties for any material amount of Taxes that has not been paid or settled in full.

(d) No statute of limitations in respect, the assessment or collection, of any Taxes of the Parent Parties has been waived or extended, which waiver or extension is in effect. The Parent Parties have not requested any extension of time within which to file any Tax Return (other than automatic extensions not requiring the consent of the applicable Taxing Authority), which Tax Return has since not been filed.

(e) The Parent Parties have not applied for, or requested, a ruling, administrative relief or technical advice from any Taxing Authority, which could be binding on Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Parent Parties.

(f) There is no Lien (other than Permitted Liens) for Taxes upon the Parent Parties or any of the assets of the Parent Parties.

(g) No claim has ever been made by a Taxing Authority in a jurisdiction where the Parent Parties have not paid any Tax or do not file Tax Returns that the Parent Parties are or may be subject to taxation by, or required to file a Tax Return in, such jurisdiction.

(h) The Parent Parties are not nor have ever been subject to Tax in any country other than the country of incorporation of the Parent Parties by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in that country, and the Parent Parties are and has always been tax resident solely in its country of incorporation.

(i) None of the Parent Parties (i) has been a member of a consolidated, combined, unitary, affiliated or other group for Tax purposes (other than a group the common parent of which is Parent) and (ii) has any liability for the Taxes of any Person (other than the Parent Parties) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business and the primary purpose of which is not Tax) or otherwise. The Parent Parties are not, and has never been, a party to or bound by any Tax sharing, allocation, or indemnification Contract or similar Contract (other than any Tax sharing, allocation or indemnity provisions in Contracts entered into the ordinary course of business and the primary purpose of which is not Tax).

(j) The Parent Parties will not be required to include any material amount in taxable income or exclude any material item of deduction from taxable income for any taxable period (or a portion thereof) ending after the Closing Date as a result of any: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (ii) an installment sale or open transaction made on or prior to the Closing Date, (iii) an advance or prepaid amount or deferred revenue realized or received by the Parent Parties prior to the Closing, (iv) use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (v) a change in the accounting method of the Parent Parties pursuant to Section 481 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax Law) for a taxable period (or portion thereof) ending on or prior to the Closing Date, (vi) any inclusion under Section 951(a) or Section 951A of the Code with respect to income earned or accrued in a taxable period (or portion thereof) ending on or prior to the Closing Date or (vii) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date.

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(k) The Parent Parties are in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practice and methodologies.

(l) The Parent Parties are not, and never have been, “United States real property holding corporations” within the meaning of Section 897©(2) of the Code.

(m) None of the Parent Parties has been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(n) Each of the Parent Parties is and has been treated as a “C” corporation for U.S. federal (and applicable state and local) income Tax purposes since the date of its formation.

(o) The Parent Parties have not engaged in, or been a party to, a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(p) The Parent Parties have not taken or agreed to take any action, and are not aware, after reasonable diligence, of the existence of any facts or circumstances that could, reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

5.17 Parent Benefit Arrangements. Parent and Merger Sub have never, and do not currently, maintain, sponsor or contribute to, or have any liability pursuant to any plan, program or arrangement that would fall under the definition of “Plan” determined as if such definition referenced Parent and Merger Sub, as applicable, instead of the Company. Other than any officers as described in the Parent SEC Documents, Parent and Merger Sub have never employed any employees. Other than repayment of working capital loans or cash advances made by, or reimbursement of any out-of-pocket expenses incurred by, Parent’s officers and directors in connection with activities on Parent’s behalf, neither Parent nor Merger Sub has any unsatisfied material liability with respect to any officer or director.

5.18 Business Activities; Contracts and Liabilities.

(a) Since its incorporation, Parent has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance of its covenants or agreements in this Agreement or any Additional Agreements or the consummation of the Transactions or (iii) those that are administrative, ministerial or otherwise immaterial in nature.

(b) There is no Contract binding upon Parent or to which Parent is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(c) Except as set forth on Section 5.18(c) of the Parent Schedules, as of the date of this Agreement, Parent has no Indebtedness.

5.19 No Undisclosed Liabilities. Except for the liabilities (a) set forth in Parent Schedules Section 5.19, (b) that are either permitted pursuant to or incurred in accordance with this Agreement, (c) incurred in the ordinary course of business of the Parent consistent with past practices, (d) for liabilities that are executory obligations arising under Contracts to which Parent is a party (none of which, with respect to the liabilities described in clause (c) and this clause (d), results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law), (e) for the Parent Transaction Expenses or (f) set forth or disclosed in the Parent Financial Statements included in the Parent SEC Documents, Parent has no liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

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5.20 PIPE Investment; Non-Redemption Agreements.

(a) Each Subscription Agreement with the applicable PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and to the Knowledge of Parent no withdrawal, termination, amendment or modification is contemplated by any PIPE Investor. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each PIPE Investor. Each such Subscription Agreement provides that the Company is a third-party beneficiary thereunder, entitled to enforce such agreements against the PIPE Investor. Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment not being consummated. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any such Subscription Agreement and, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any such Subscription Agreement. Each Subscription Agreement contains all of the conditions precedent (other than the conditions contained in this Agreement or the Additional Agreements) to the obligations of the PIPE Investors to pay to Parent the applicable portion of the aggregate PIPE Investment set forth in such Subscription Agreements on the terms therein. Other than the Subscription Agreements and Non-Redemption Agreements (if applicable), none of Parent, Merger Sub nor Sponsor have entered into any Contract directly or indirectly with any PIPE Investor in connection with the PIPE Investment.

(b) Each Non-Redemption Agreement with the applicable Non-Redeeming Shareholder is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and to the Knowledge of Parent no withdrawal, termination, amendment or modification is contemplated by any Non-Redeeming Shareholder. Each Non-Redemption Agreement is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each Non-Redeeming Shareholder. Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Non-Redemption Agreement not being satisfied, the transactions contemplated by each Non-Redemption Agreement not being consummated, or the performance by any Non-Redeeming Shareholder of its obligations under the Non-Redemption Agreements. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any such Non-Redemption Agreement and, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition to be satisfied by it contained in any such Non-Redemption Agreement. Each Non-Redemption Agreement contains all of the conditions precedent (other than the conditions contained in this Agreement or the Additional Agreements) to the obligations of the Non-Redeeming Shareholders on the terms therein. Other than the Non-Redemption Agreements, none of Parent, Merger Sub nor Sponsor have entered into any Contract directly or indirectly with any Non-Redeeming Shareholder in connection with the Non-Redemption Agreements.

ARTICLE VI
COVENANTS OF THE PARTIES

6.1 Conduct of Business. Each of the Company and Parent covenants and agrees that:

(a) From the date hereof until the earlier of (1) the date this Agreement is terminated in accordance with ARTICLE X and (2) the Closing Date (such period, the “Interim Period”), unless Parent or the Company, respectively, shall otherwise give prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed, and provided, that Parent or the Company, respectively, shall be deemed to have consented in writing if it provides no response within three (3) Business Days after the Company or Parent, respectively, has made a request for such consent in writing) and except (x) as expressly required or permitted by this Agreement or any Additional Agreement, (y) in the case of the Company, as set forth in Company Schedule 6.1 or in the case of Parent, as set forth in Parent Schedule 6.1 or (z) as required by applicable Law, each party hereto shall (A) operate and conduct its respective business in the ordinary course of business (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and (B) use its commercially reasonable efforts to preserve intact its business operations, goodwill and business relationships with employees, clients, suppliers, contract manufacturing organizations, contract research organizations and other third parties. Without limiting the generality of the foregoing, during the Interim Period, except (x) as expressly required or permitted by this Agreement or any Additional Agreement, (y) in the case of the Company, as set forth in Company Schedule 6.1 or in the case of Parent, as set forth in Parent Schedule 6.1 or (z) as required by applicable Law, without the prior written consent of the other parties hereto (which

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consent shall not be unreasonably conditioned, withheld or delayed, and provided, that the other parties hereto shall be deemed to have consented in writing if such other parties provide no response within three (3) Business Days after the Company, Parent or Merger Sub, as applicable, has made a request for such consent in writing), neither the Company nor Parent nor Merger Sub shall:

(i) amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents, or propose, adopt or effect any plan, or engage in, any reorganization, reclassification, liquidation, dissolution or similar transaction;

(ii) (x) with respect to the Company, other than in the ordinary course of business consistent with past practice, amend, waive any provision of, or terminate prior to its scheduled expiration date, any Material Contract in a manner that is materially adverse to the interests of the Company or (y) with respect to Parent, amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any right under any Subscription Agreement, Non-Redemption Agreement or the Trust Agreement (in each case other than ministerial changes that do not have an economic impact);

(iii) solely with respect to the Company, enter into any Contract after the date of this Agreement, including for capital expenditures, that would be considered a Material Contract and would obligate the payment by the Company or PubCo, as applicable, of more than $500,000 (individually), other than in the ordinary course of business consistent with past practices or other than any Contract contemplated by the Company 2025 fiscal business plan approved by the Company’s Board of Directors and made available to Parent the “2025 Company Business Plan”);

(iv) make any capital expenditures in excess of $500,000 (individually);

(v) (A) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, or otherwise encumber or subject to any Lien (other than Permitted Liens), abandon, cancel, fail to maintain, let lapse, or otherwise dispose of, any of the Company’s or Parent’s, as applicable, material tangible or intangible assets or material rights, except pursuant to existing contracts or commitments that are set forth on Company Schedule 6.1(a)(v); or (B) disclose any trade secrets owned by the Company to any Person other than pursuant to a written agreement sufficiently restricting the disclosure and use thereof by such Person;

(vi) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or other Equity Interests; or pay, declare or promise to pay any other amount to any stockholder, shareholder or other holder of Equity Interests in its capacity as such (which for the avoidance of doubt does not include payment of salary, benefits, commissions and other regular and necessary customary payments made in the ordinary course of business consistent with past practices);

(vii) (A) amend any term, right or obligation with respect to any outstanding shares of its capital stock or other Equity Interests, other than any non-economic terms of any Company Option outstanding on the date of this Agreement (or issued after the date hereof in compliance with this Agreement) in accordance with the terms of the applicable Company Option, or (B) adjust, split, subdivide, combine, consolidate or reclassify any of its Equity Interests;

(viii) (A) make any loan, advance or capital contribution to, or investments in, any Person; (B) incur, assume, guarantee or otherwise become liable for, any Indebtedness, including drawings under the lines of credit, if any, other than, in the case of Parent, loans or advances from the Sponsor or an Affiliate thereof or certain of Parent’s officers and directors to finance the Parent Transaction Expenses (which loans or advances shall not exceed $1,000,000 in the aggregate and shall be treated as a Parent Transaction Expense); (C) repay or satisfy any Indebtedness; or (D) amend or modify in any material respect any Indebtedness;

(ix) solely with respect to Parent, suffer or incur any Lien, except for Permitted Liens, on Parent’s assets or properties;

(x) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to the Company or Parent, as applicable, or write off or make reserves against the same;

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(xi) (A) merge or consolidate or enter a similar transaction with, or acquire any business or the material assets of, any other Person; (B) be acquired by any other Person; or (C) form any Subsidiaries;

(xii) terminate or allow to lapse any insurance policy protecting any of the Company’s or Parent’s respective assets or properties, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xiii) (A) solely with respect to Parent, adopt any severance, retention or other employee plan, or (B) solely with respect to the Company, fail to continue to make timely contributions to each employee health and welfare benefit plan in accordance with the terms thereof;

(xiv) institute, waive, release, compromise, settle or agree to settle any Action, in each case in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary or equitable relief on such party;

(xv) except as required by U.S. GAAP, make any material change in its accounting policies, principles, methods or practices or write down the value of its assets;

(xvi) change its principal place of business or jurisdiction of organization or enter into any new line of business;

(xvii) sell, issue, redeem, assign, transfer, pledge, convey, repurchase or otherwise dispose of any Equity Interests (other than (A) with respect to Parent, the Redemption, (B) as otherwise contemplated by this Agreement or any Additional Agreement or (C) with respect to the Company, any Equity Interests issued pursuant to the Company Equity Incentive Plan);

(xviii) (A) make, change or revoke any material Tax election; (B) change any annual Tax accounting periods or material method of Tax accounting; (C) amend, modify or otherwise change any filed material Tax Return; (D) settle or compromise any claim, notice, audit report, assessment or other Action in respect of a material amount of Taxes of the Company; (E) enter into any Tax allocation, Tax sharing, Tax indemnity or similar agreement or any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provisions of state, local or non-U.S. Tax Law); (F) surrender or forfeit or allow to expire any right to claim a material Tax refund; (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes; (H) take any action that would change the classification of the Company for U.S. federal (and applicable state and local) income Tax purposes or liquidate or otherwise dissolve the Company; (I) seek any Tax ruling from any Authority or (J) initiate or enter into any voluntary disclosure agreement or similar agreement with any Taxing Authority;

(xix) take any action, or fail to take any action, or become obligated to take or fail to take any action, where such action or failure could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment;

(xx) solely with respect to Parent, enter into any transaction with, distribute or advance any assets or property to, or incur any liabilities to any of its Affiliates, other than (A) the payment of salary and benefits in the ordinary course consistent with past practices or (B) as contemplated by the exceptions set forth in Section 6.1(a)(viii)(B);

(xxi) solely with respect to the Company, other than as required by a Plan, as set forth on Company Schedule 6.1(a)(xvii), or as explicitly contemplated hereunder, (A) grant any severance, retention, change in control or termination or similar pay to any Company director or senior executive, (B) terminate, adopt, enter into or materially amend or grant any new awards under any Plan or any plan, policy, practice, program, agreement or other arrangement solely for the benefit of any Company director or senior executive that would be deemed a Plan as of the date hereof, (C) materially increase the cash compensation, severance, termination or bonus opportunity of any Company director or senior executive, (D) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries to any Company

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director or senior executive, (E) terminate the employment or engagement, other than for cause, of any employee or independent contractor with an annual compensation in excess of $350,000, (F) make any loan to any Company director or senior executive, other than advancement of expenses in the ordinary course of business consistent with past practices, or (G) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(xxii) solely with respect to the Company, enter into any Affiliate Transactions;

(xxiii) solely with respect to the Company, fail to take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the Business, including to obtain or maintain all necessary Permits or fail to comply in material respects with all applicable Laws as contemplated in Sections 4.18 and 4.20;

(xxiv) solely with respect to the Company, materially change its current clinical development plan or current clinical trials relating to, or allocate material resources away from or take any other action that would reasonably be expected to delay or impair the research, development or clinical trials of, BBO-8520, BBO-10203, or BBO 11818; or

(xxv) authorize, agree or commit to do any of the foregoing.

6.2 Exclusivity.

(a) During the Interim Period, neither the Company, on the one hand, nor Parent, on the other hand, shall, and such Persons shall cause each of their respective Representatives not to, directly or indirectly, (i) encourage, facilitate, solicit, initiate, engage, participate in any discussions or negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, including furnishing (including through any virtual data room) any information relating to the Company or Parent, respectively, or any of their respective assets or businesses, or affording access to the assets, business, properties, books or records of the Company or Parent, respectively, to any Person for the purpose of facilitating an Alternative Transaction, or (iii) approve, recommend, endorse or enter into any Alternative Transaction or any Contract related to any Alternative Transaction or publicly announce an intention to enter into an Alternative Transaction. Immediately following the execution of this Agreement, the Company and the Parent shall each, and shall cause each of its respective Representatives to, terminate any existing discussion or negotiations with any Persons other than Parent, on the one hand, or the Company, on the other hand, concerning any Alternative Transaction. Each party to this Agreement shall be responsible for any acts or omissions of any of its Representatives that, if they were the acts or omissions of such party, would be deemed a breach of such party’s obligations hereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the other party may have against such Representatives of such party with respect to any such acts or omissions). For purposes of this Agreement, the term “Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving the Company, on the one hand, or the Parent, on the other hand, as applicable and in each case other than the Transactions: (A) any direct or indirect merger, consolidation, share exchange, business combination, reconsolidation, recapitalization, reorganization, liquidation, dissolution, or other similar transaction, or (B) any direct or indirect sale, lease, license, exchange, transfer, option or other disposition of (x) all or a material portion of the assets or properties of the Company or the Business, on the one hand, or the Parent, on the other hand, as applicable, or (y) any class or series of the capital stock or other Equity Interests or debt securities or profit interests of the Company, on the one hand, or the Parent, on the other hand.

(b) In the event that there is an inquiry, proposal or offer for, or an indication of interest in entering into, an Alternative Transaction, communicated to the Company or any of its Representatives (each, an “Alternative Proposal”), the Company shall as promptly as practicable (and in any event within one (1) Business Day after receipt thereof) advise Parent, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the Person making any such Alternative Proposal. The Company shall keep Parent informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

6.3 Access to Information. During the Interim Period, the Company and Parent shall each, to the best of its ability, (a) continue to give such other party and such other party’s legal counsel and other Representatives full access to the offices, properties, employees, and Books and Records of the Company, on the one hand, and Parent, on the

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other hand, as applicable, (b) furnish to the other party, its legal counsel and its other Representatives such financial and operating data and other information relating to the Business and the Company, on the one hand, and Parent, on the other hand, as applicable, as such Persons may request and (c) cause its employees, legal counsel, accountants and other Representatives to cooperate with such other party and its Representatives in such other party’s investigation of the Company or the Business (in the case of the Company) or the Parent or the business of Parent (in the case of Parent); provided that any access granted pursuant to this Section 6.3 shall utilize commercially reasonable security measures, and be during normal business hours and upon reasonable prior written notice and in such manner as not to interfere unreasonably with the conduct of the Business (in the case of the Company) or the business of Parent (in the case of Parent). Notwithstanding anything to the contrary expressed or implied in this Agreement, neither party hereto shall be required to provide the access described above or disclose any information to the other party if doing so is, in such party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (ii) violate any applicable Law to which it is subject, or (iii) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy; provided, that, the Company and Parent shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such waiver or violation.

6.4 Notices of Certain Events. During the Interim Period, each of Parent and the Company shall promptly notify such other party of:

(a) any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the Transactions or that the Transactions might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or PubCo, post-Closing) to any such Person or create any Lien on any of the Company’s or PubCo’s assets;

(b) any notice or other communication from any Authority in connection with the Transactions;

(c) the occurrence of any fact or circumstance which constitutes or results in, or would reasonably be expected to constitute or result in, a Material Adverse Effect; and

(d) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied.

No notice pursuant to this Section 6.4 shall affect any representation or warranty in this Agreement of any party hereto, or any condition to the obligations of any party hereto.

6.5 Cooperation with Registration Statement, Proxy Statement/Prospectus; Other Filings.

(a) As promptly as practicable following the date of this Agreement (and in any event within four (4) Business Days thereafter), Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”) and the parties hereto shall issue a mutually agreeable press release announcing the execution of this Agreement, the Subscription Agreements, and the Non-Redemption Agreements (the “Signing Press Release”). Parent shall provide the Company with a reasonable opportunity to review and comment on the Signing Form 8-K prior to its filing and shall consider such comments in good faith.

(b) The Company shall promptly provide to Parent such information concerning the Company and the Company Securityholders as is either required by the federal securities laws or reasonably requested by Parent for inclusion in the Registration Statement and Offer Documents. As promptly as practicable after the receipt by Parent from the Company of all such information, including the Company PCAOB Audited Financial Statements, Parent and the Company shall prepare and file with the SEC, and with all other applicable regulatory bodies, proxy materials for the purpose of soliciting proxies from holders of Parent Ordinary Shares sufficient to obtain Parent Shareholder Approval at a general meeting (whether annual or extraordinary) of holders of Parent Ordinary Shares to be called and held for such purpose (the “Parent Shareholder Meeting”). Such proxy materials shall be in the form of a combined proxy statement and prospectus (the “Proxy Statement/Prospectus”), which shall be included in the Registration Statement filed by Parent with the SEC. Parent shall promptly respond to any SEC comments on the Registration Statement. Parent and the Company shall each pay fifty percent (50%) of the filing fees required in connection with

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filing the Registration Statement. The Proxy Statement/Prospectus, the Registration Statement, and the documents included or referred to therein, together with any supplements, amendments or exhibits thereto, are referred to herein as the “Offer Documents”.

(c) Parent shall each time before any offer Document is filed with the SEC (i) permit the Company and its counsel to review and comment on the Offer Documents and (ii) consider any such comments in reasonable and good faith. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Parent or any of its Representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Offer Documents, and, in each case, shall consult with the Company and its counsel concerning any such correspondence and shall give the Company and its counsel reasonable opportunity to participate in the response to any such correspondence and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by permitting the Company’s counsel to participate with Parent’s counsel in any discussions or meetings with the SEC. Parent will advise the Company, as promptly as practicable after it receives notice thereof, of the time when the Registration Statement or Proxy Statement/Prospectus or any amendment or supplement thereto has been filed with the SEC and the time when the Registration Statement declared effective or any stop order relating to the Registration Statement is issued.

(d) None of Parent, Parent’s Board of Directors nor any committee of the Parent’s Board of Directors shall withdraw, qualify, amend, change or modify, or propose publicly or by formal action of Parent, the Parent’s Board of Directors or any committee of the Parent’s Board of Directors to withdraw, qualify, amend, change or modify, in a manner adverse to the Company, the Parent Board Recommendation or any other recommendation by Parent, the Parent’s Board of Directors or any committee of the Parent’s Board of Directors in connection with any of the Parent Proposals (in each case, a “Change in Recommendation”); provided, however, that solely in response to a Company Intervening Event, the Parent’s Board of Directors and/or any committee of the Parent’s Board of Directors may make a Change in Recommendation prior to obtaining the Parent Shareholder Approval if Parent’s Board of Directors or such committee determines in good faith, after consultation with and upon the advice of its outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by Parent’s Board of Directors or such committee of their respective fiduciary duties under applicable Law; provided, further, that Parent’s Board of Directors or such committee shall not be entitled to make, or agree or resolve to make, a Change in Recommendation unless (1) Parent has provided at least ten (10) days’ prior written notice to the Company advising that Parent’s Board of Directors and/or such committee proposes to take such action and which notice contains the material facts underlying Parent’s Board of Directors’ or such committee’s determination that a Company Intervening Event has occurred (a “Change in Recommendation Notice”, and such period from the time the Change in Recommendation Notice is delivered until 5:00 p.m., Boston time on the tenth (10th) day from the date of such notice (it being understood that any material development with respect to a Company Intervening Event shall require a new notice but with an additional five-Business Day (instead of ten-day) period from the date of such notice), the “Change in Recommendation Notice Period”); provided, that, such notification would not, after consultation with and upon the advice of Parent’s outside legal counsel, constitute a breach by the Parent’s Board of Directors of its fiduciary duties under applicable Law or constitute a breach of any applicable Law, (2) during such Change in Recommendation Notice Period, the Parent’s Board of Directors and/or such committee has engaged in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Change in Recommendation and (3) following expiration of such Change in Recommendation Notice Period, the Parent’s Board of Directors (including the transaction committee and any other required committee or subgroup of such board) reaffirms in good faith, after consultation with and upon the advice of its outside legal counsel, that the failure to make a Change in Recommendation would constitute a breach by Parent’s Board of Directors or such committee of their respective fiduciary duties under applicable Law. Notwithstanding anything to the contrary contained in this Agreement, during a Change in Recommendation Notice Period, the obligations of Parent or the Parent’s Board of Directors under this Agreement to make filings with any Authority (including the SEC) with respect to the Required Parent Proposals contemplated herein, to give notice for or to convene a general meeting, or make a recommendation, shall be tolled, and in the event any such filing or notice for a meeting was made prior to the commencement of a Change in Recommendation Notice Period, Parent shall be permitted to adjourn such meeting (subject to applicable Law) and amend such filing as necessary to provide sufficient time for Parent Shareholders to consider any revised recommendation.

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(e) As soon as practicable following the date on which the Registration Statement is declared effective by the SEC (such effective date, the “S-4 Effective Date”), Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Ordinary Shares and, pursuant thereto, shall call the Parent Shareholder Meeting in accordance with the Parent Articles and all applicable Laws of the Cayman Islands and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Transactions and the other matters presented to the Parent Shareholders for approval or adoption at the Parent Shareholder Meeting, including the Parent Proposals.

(f) Parent and the Company shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act, the Parent Articles and all applicable Laws of the Cayman Islands and Nasdaq in the preparation, filing and distribution of the Offer Documents, as applicable, the solicitation of proxies under the Proxy Statement/Prospectus and the calling and holding of the Parent Shareholder Meeting. Without limiting the foregoing, Parent shall ensure that each of the Registration Statement, as of the S-4 Effective Date, and the Proxy Statement/Prospectus, as of the date on which it is first distributed to the Parent Shareholders, and as of the date of the Parent Shareholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Offer Documents). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Offer Documents, as of the S-4 Effective Date, the date on which the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first distributed to the Parent Shareholders, the Redemption deadline pursuant to the Parent Articles and Trust Agreement, or at the time of the Parent Shareholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. If at any time prior to the Merger Effective Time, a change in the information relating to the Company or any other information furnished by Parent, Merger Sub or the Company for inclusion in the Offer Documents, which would make the preceding sentence incorrect, should be discovered by Parent, Merger Sub or the Company, as applicable, such party shall promptly notify the other parties hereto of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Parent Shareholders. In connection therewith, Parent, Merger Sub and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Parent as relevant if required to achieve the foregoing.

(g) In accordance with the Parent Articles and applicable Laws, including the Cayman Companies Act and rules and regulations of Nasdaq in the Proxy Statement/Prospectus, Parent shall seek from the holders of Parent Ordinary Shares the approval of the following proposals: (i) approval of the Merger (the “Merger Proposal”); (ii) approval of the Domestication (the “Domestication Proposal”); (iii) adoption and approval of the PubCo COI (including any separate or unbundled advisory proposals as are required to implement the foregoing) (the “Charter Amendment Proposal”); (iv) approval of the election of the persons designated pursuant to Section 2.4(b)(i) hereto as directors of PubCo (the “Director Election Proposal”); (v) approval of the PubCo Equity Incentive Plan and the PubCo ESPP (collectively, the “Equity Plan Proposals”); (vi) approval of the issuance of more than 20% of the issued and outstanding Parent Ordinary Shares to the Company Securityholders and the PIPE Investors and any other share issuances in connection with the Merger under applicable exchange listing rules (the “Stock Issuance Proposal”); (vii) approval to adjourn the Parent Shareholder Meeting, if necessary or desirable; and (viii) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger as determined by Parent (the proposals set forth in the forgoing clauses (i) through (viii) collectively, the “Parent Proposals”).

(h) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and the Registration Statement to become effective as promptly as reasonably practicable. The Offer Documents shall provide the public shareholders of Parent with the opportunity to effect the Redemption at the Redemption Price, all in accordance with the Parent Articles, the Trust Agreement, applicable Law and any applicable rules and regulations of the SEC.

(i) Notwithstanding anything else to the contrary in this Agreement or any Additional Agreements, Parent may make any public filing with respect to the Merger to the extent required by applicable Law.

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(j) Parent shall call and hold the Parent Shareholder Meeting as promptly as practicable (subject to applicable rules and regulations of the SEC) after the S-4 Effective Date for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of the Merger and this Agreement. The Company acknowledges that a substantial portion of the Proxy Statement/Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Proxy Statement/Prospectus, and that such information is accurate in all material respects and complies as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/Prospectus or responses to comments from the SEC or its staff in connection therewith. The Company shall make, and cause each Subsidiary to make, their managers, directors, officers and employees available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(k) Prior to Closing, Parent shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the consummation of the Transactions contemplated by this Agreement, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”). Parent shall provide the Company with a reasonable opportunity to review and comment on the Closing Form 8-K prior to its filing and shall consider such comments in good faith. Prior to the Closing, the parties hereto shall prepare a mutually agreeable press release announcing the consummation of the Transactions contemplated by this Agreement (“Closing Press Release”). Concurrently or promptly following with the Closing, PubCo shall distribute the Closing Press Release, and within four (4) Business Days thereafter, file the Closing Form 8-K with the SEC.

6.6 Company Financial Statements and Financial Information; Company Business Plan.

(a) The Company shall use its reasonable best efforts to provide Parent by April 15, 2025, or as promptly as reasonably practicable thereafter, with audited financial statements, including balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity, of the Company as of and for each of the years ended December 31, 2024 and December 31, 2023, in each case, prepared in accordance with U.S. GAAP and Regulation S-X and audited in accordance with the standards of the PCAOB and containing an unqualified report of the Company’s auditors (the “Company PCAOB Audited Financial Statements”).

(b) The Company shall use its reasonable best efforts to provide Parent by the end of each calendar quarter during the Interim Period, or as promptly as reasonably practicable thereafter, the unaudited financial statements, including balance sheets, statements of operations, statements of cash flows and statements of stockholders equity, of the Company as of and for each interim period required to be presented in the Registration Statement, in each case, prepared in accordance with U.S. GAAP and Regulation S-X and reviewed in accordance with SAS 100 review procedures (the “Company Unaudited Interim Financial Statements”).

(c) The Company shall use its reasonable best efforts to promptly provide Parent with additional Company financial information reasonably requested by Parent for inclusion in the Registration Statement, the Proxy Statement/Prospectus and any other filings to be made by Parent with the SEC. Notwithstanding the generality of the foregoing, the Company shall reasonably cooperate with Parent in connection with the preparation for inclusion in the Offer Documents of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(d) During the Interim Period, upon request from Parent the Company shall provide Parent with a monthly update of the Company’s cash position and overall performance relative to the Company 2025 Company Business Plan.

6.7 Reasonable Best Efforts; Further Assurances; Governmental Consents.

(a) Except with respect to the matters set forth in Section 6.5, which shall be governed by the terms and condition of Section 6.5, or otherwise as subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts, and shall cooperate fully with the other parties hereto, to take, or cause

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to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the Transactions, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities or other third Persons prior to the Merger Effective Time, (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments necessary to consummate the Transactions. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the Transactions.

(b) Except with respect to the matter set forth in Section 6.5, which shall be governed by the terms and condition of Section 6.5, or otherwise as subject to applicable Law, each of the Company and Parent agrees to (i) cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the Transactions and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the Transactions, either in person or by telephone, with any Authority in connection with the Transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (ii), (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall use their reasonable best efforts to take all such action.

6.8 Confidentiality.

(a) Each party hereto acknowledges and understands that, in connection with the Transactions, it will receive certain Confidential Information of the other parties hereto (the recipient of such Confidential Information, the “Recipient” and the party hereto disclosing such Confidential Information, the “Disclosing Party”). During the Interim Period, and, in the event that this Agreement is terminated pursuant to ARTICLE X, for a period of two years after such termination, the Recipient shall, and shall instruct its Representatives to, use Confidential Information solely for the purpose of consummating the Transactions, and, in furtherance and not in limitation of the foregoing, shall (i) undertake commercially reasonable precautions to safeguard and protect the confidentiality of the Confidential Information; (ii) not disclose or cause to be disclosed in any manner whatsoever, directly or indirectly, in whole or in part, Confidential Information, except as is expressly permitted under this Agreement; and (iii) except as permitted by Section 6.8(c) below, disclose the Confidential Information only to its Representatives who have been advised by the Recipient of the existence of this Section 6.8 and have been instructed to comply with the provisions of this Section 6.8, or are otherwise subject to a confidentiality agreement with the Disclosing Party.

(b) The term “Confidential Information” means all documents, information (whether oral, written, or electronic), interpretations, and other materials about the Disclosing Party or the Disclosing Party’s business furnished by the Disclosing Party to the Recipient or its Representatives in connection with this Agreement or the Transactions, in each case, that are non-public, confidential, or proprietary, including without limitation, non-public, confidential, or proprietary information related to accounting, financial matters, tax, legal and operational information, proprietary oral, written, or electronic communications, confidential memoranda, presentations, notes, reports, analyses, compilations, forecasts, data, studies, or other documents or materials prepared by the Disclosing Party or its Representatives, or prepared by the Recipient or its Representatives to the extent based on the information or materials referenced in this first sentence of Section 6.8(b). The term “Confidential Information” does not include information that: (i) is, was, or becomes available to the public other than as a result of a disclosure by the Recipient or any of its Representatives in violation of this Section 6.8; (ii) is, was, or becomes available to the Recipient or any of its Representatives from

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a source other than the Disclosing Party or its Representatives if such source is not known by the Recipient at the time of the disclosure to be bound by a confidentiality agreement with, or other known contractual or legal obligation of confidentiality to, the Disclosing Party with respect to such information; (iii) was or is independently developed by the Recipient or its Representatives without using Confidential Information; (iv) is obtained by the Recipient or its Representatives through subpoena, formal legal proceedings or discovery, or other process; (v) is determined by a court of competent jurisdiction not to be Confidential Information pursuant to a final order not subject to appeal; (vi) is already within the Recipient’s possession prior to it being furnished to the Recipient or its Representatives by or on behalf of the Disclosing Party and not covered by some other confidentiality obligation between the Recipient and the Disclosing Party; or (vii) is agreed by the Disclosing Party in writing (including by email) not to be Confidential Information.

(c) Notwithstanding anything to the contrary in this Section 6.8, the Recipient may disclose any Confidential Information in the event that the Recipient or its Representatives are requested or required (as determined in good faith by the Recipient or such Representative upon the advice of counsel) to disclose all or any portion of the Confidential Information by any applicable Law or applicable stock exchange rules or by request of any Authority (whether by oral questions, interrogatories, requests for information or documents in legal or regulatory proceedings, subpoena, civil investigative demand or other similar process). Notwithstanding the foregoing, with respect to any such request made under applicable Law, to the extent reasonably practicable and permitted by applicable Law, the Recipient agrees to promptly notify the Disclosing Party of such request so that the Disclosing Party may intervene (at the Disclosing Party’s sole cost and expense) to take legally available steps to resist or narrow such request, including the Disclosing Party’s efforts to seek a protective order or other appropriate remedy (at the Disclosing Party’s sole cost and expense). In addition, to the extent permitted by applicable Law, the Recipient will not oppose and, to the extent requested by the Disclosing Party, will use commercially reasonable efforts to cooperate with the Disclosing Party (at the Disclosing Party’s sole cost and expense) with regard to, any action by the Disclosing Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information, or to resist or narrow the request or requirement for information. Provided the Recipient and its Representatives comply with the notice and other provisions of this Section 6.8(c), if the Recipient, or any of its Representatives, is requested by any Authority or is required by applicable Law to disclose Confidential Information, the Recipient or its Representatives may disclose that portion of the Confidential Information that the Recipient, or any of its Representatives, reasonably believes is requested or required by applicable Law without any liability for such disclosure. Notwithstanding anything in this Agreement to the contrary, the Recipient and its Representatives may disclose Confidential Information without notice or other obligation to the Disclosing Party or taking any other action hereunder in connection with routine supervisory examinations, inspections, investigations or inquiries by an auditor, banking or other regulatory or self-regulatory authorities having jurisdiction or any other ordinary course regulatory audits of the Recipient’s or any of its Representatives’ respective businesses, provided that such examinations, inspections, investigations or inquiries are not specifically directed at the Disclosing Party, the Transaction, or any Confidential Information (as determined by the Recipient or such Representative upon the advice of counsel).

(d) Upon the Disclosing Party’s written request (email being sufficient), the Recipient shall (within 5 Business Days following the receipt of such written request), and shall promptly direct its Representatives to, deliver to the Disclosing Party or, at the option of the Recipient, destroy (to the extent technically and reasonably practicable) all written Confidential Information without retaining, in whole or in part, any copies, extracts, or other reproductions (whatever the form or storage medium) of such Confidential Information, and, if applicable, upon written request, shall confirm the destruction of such Confidential Information in writing (which may be by email) to the Disclosing Party. Notwithstanding the foregoing sentence, the Recipient and its Representatives may retain: (i) that portion of the Confidential Information that consists of copies, electronic copies, notes, analyses, compilations, studies, interpretations, or other documents prepared by the Recipient or any Representative of the Recipient; (ii) such documents, records, and copies as it reasonably believes may be required in order to satisfy any internal compliance, record keeping, retention policies and/or procedures or Law to which the Recipient or such Representative is subject; (iii) any portion of the Confidential Information that is no longer in their sole custody and control pursuant to a prior disclosure under Law; (iv) Confidential Information contained in backup tapes or other media made in the ordinary course of business pursuant to automated archival processes; and (v) any portions of the Confidential Information that have been disclosed to the public pursuant to the terms of this Agreement.

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(e) The Company acknowledges and agrees that it is aware, and its Affiliates and Representatives are aware (or upon receipt of any material nonpublic information of Parent, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company hereby agrees, except in connection with or support of the Transactions and as contemplated by this Agreement, while any of them are in possession of such material nonpublic information, during the Interim Period, none of such Persons shall, directly or indirectly (through its Affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of Parent, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing.

6.9 Directors’ and Officers’ Indemnification and Liability Insurance.

(a) The parties hereto agree that for a period of six (6) years from the Closing Date, the parties hereto shall, and shall cause PubCo and the Surviving Corporation to, maintain in effect, in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of Parent, Merger Sub or the Company, as the case may be, or who, at the request of Parent, Merger Sub or the Company, as the case may be, served as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), the exculpation, indemnification and advancement of expenses provisions of Parent’s, Merger Sub’s and the Company’s respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Parent, Merger Sub or the Company, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, (which, for the avoidance of doubt, shall provide for the advancement of reasonable attorneys’ fees and expenses of any such Person as incurred to the fullest extent permitted under applicable Law (including in connection with any Action brought by any such Person to enforce his or her rights under this Section 6.9)) and the parties hereto shall, and shall cause PubCo and the Surviving Corporation to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Actions pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Closing Date, PubCo shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.9 without limit as to time.

(b) At or prior to the Closing, each of Parent and the Company shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is currently covered by a directors’ and officers’ liability insurance policy of Parent and the Company, respectively, on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the date of this Agreement for the six (6) year period following the Closing; provided that in no event shall Parent and the Company, respectively, be required to expend on the premium thereof in excess of 350% of the aggregate annual premiums currently payable by Parent and the Company, respectively, with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such D&O Tail is or becomes not available at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. From and after the Merger Effective Time, Parent shall maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by PubCo and the Surviving Corporation, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.9(b). No claims made under or in respect of the D&O Tail related to any fiduciary or employee of the Company shall be settled without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned.

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the organizational documents of Parent, Merger Sub, or the Company, any other indemnification arrangement, any Law or otherwise. The obligations of Parent and the Company under this Section 6.9(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.9 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.9.

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(d) If Parent or, after the Closing, PubCo or the Surviving Corporation, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of PubCo or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.9.

6.10 Sponsor Indemnification.

(a) As set forth in that certain Administrative Services and Indemnification Agreement, dated February 8, 2024, by and between Parent and the Sponsor (the “Sponsor Indemnification Agreement”), the parties hereto each acknowledge and agree that Parent’s obligations to indemnify and hold harmless the Indemnitees (as defined in the Sponsor Indemnification Agreement, which term includes the Sponsor and Cormorant) expressly survives the Closing and will be the obligations of PubCo as of and following the Domestication as the successor to Parent.

(b) At the Domestication Effective Time, PubCo shall assume all rights and obligations of Parent and its successors under all indemnification agreements (including the Sponsor Indemnification Agreement) then in effect between Parent (or any of its successors) and any Person who is or was a director or officer of Parent or Sponsor prior to the Domestication Effective Time and that have either been (a) entered into prior to the date hereof and made available to the Company prior to the Closing or (b) are entered into after the date hereof in accordance with Section 6.1, which indemnification agreements (including the Sponsor Indemnification Agreement but only with respect to the indemnification, exoneration, exculpation, advancement and expense reimbursement provisions therein) shall continue to be effective following the Closing.

6.11 Certain Tax Matters.

(a) For U.S. federal (and applicable state and local) income Tax purposes, each of the parties hereto intends that (a) the Class B Share Conversion qualifies for the Class B Share Conversion Intended Tax Treatment, (b) the Domestication qualifies for the Domestication Intended Tax Treatment and (c) the Merger qualifies for the Merger Intended Tax Treatment. The parties hereto hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) agree to file and retain such information as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns on a basis consistent with the Intended Tax Treatment and not otherwise to take any position or action inconsistent with the Intended Tax Treatment, in each case, unless otherwise required by a Authority as a result of a “determination” that is final within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law. Each party hereto agrees to use reasonable best efforts to promptly notify all other parties hereto of any challenge to the qualification of the relevant portion of the transactions contemplated by this Agreement for its Intended Tax Treatment by any Authority. None of the parties hereto shall (and none of the parties hereto shall permit or cause any of their respective Affiliates, Subsidiaries or Representatives to) take or fail to take any action, or become obligated to take or fail to take any action, which action or failure could reasonably expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment, and each of the parties hereto shall use its reasonable best efforts to cause the Class B Share Conversion to qualify for the Class B Share Conversion Intended Tax Treatment, the Domestication to qualify for the Domestication Intended Tax Treatment and the Merger to qualify for the Merger Intended Tax Treatment. Each of the parties acknowledges and agrees that each has had the opportunity to obtain independent legal and Tax advice with respect to the transactions contemplated by this Agreement.

(a) Parent and the Company shall promptly notify the other party in writing if, before the Closing Date, either such party knows or has reason to believe that the Class B Share Conversion Intended Tax Treatment may not qualify for the Class B Share Conversion Intended Tax Treatment, the Domestication may not qualify for the Domestication Intended Tax Treatment or that the Merger may not qualify for the Merger Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification, which amendments shall be made if the Company and Parent reasonably determines on the advice of their respective counsel that such amendments would be reasonably expected to result in the Class B Share Conversion Intended Tax Treatment, the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment and would not be commercially impracticable).

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(b) In the event the SEC requires that an opinion of external counsel relating to the Tax consequences of, or related to, the transactions contemplated by this Agreement be issued in connection with the Registration Statement, the Proxy Statement/Prospectus or Other Filings, each of the parties hereto shall reasonably cooperate in good faith with one another in connection with the issuance of such a Tax opinion. In connection with the foregoing, each of the parties hereto shall (and shall cause their respective Affiliates, Subsidiaries or Representatives to) execute and deliver customary Tax representation letters to the applicable counsel, upon reasonable request therefore, dated as of the necessary date and signed by an officer of the applicable party and in form and substance reasonably satisfactory to such counsel (including containing customary representations, warranties and covenants) and reasonably necessary or appropriate to enable such counsel to render any such opinion. Notwithstanding anything to the contrary in this Agreement, Goodwin Procter LLP or other advisors of the Company shall not be required to provide any opinion to any party regarding the Domestication Intended Tax Treatment or with respect to any Tax matters affecting Parent or any of its equityholders, and White & Case LLP or other advisors of Parent shall not be required to provide any opinion to any party regarding the Merger Intended Tax Treatment or with respect to any Tax matters affecting the Company or any of its equityholders. Notwithstanding anything to the contrary in this Agreement, neither counsel nor advisors to Parent or the Company shall be required, or be deemed to be required, to provide any Tax opinion as an express condition precedent to the transactions contemplated by this Agreement.

(c) The parties hereto shall reasonably cooperate in connection with Tax compliance matters, including any requests from equityholders of the Parent in connection with matters relating to Parent’s U.S. federal tax classification as a “passive foreign investment company” or “controlled foreign corporation.”

(b) All Transfer Taxes shall be paid by the Surviving Corporation. After the Closing Date, the Surviving Corporation will prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes that are required to be filed after the Closing Date, and, if required by applicable Law, the Company equityholders and PubCo will, and will cause their respective Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation, as applicable. Each party hereto shall (and shall cause its Affiliates to) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

6.12 Litigation. During the Interim Period, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Actions (including derivative claims) relating to this Agreement, any Additional Agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced (or to such party’s knowledge threatened) against, in the case of Parent, any of Parent or any of its Representatives (in their capacity as a representative of Parent) or, in the case of the Company, the Company or any of its Representatives (in their capacity as a representative of the Company). Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in (subject to a customary joint defense agreement), but not control, the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. In no event shall (A) any of Parent or any of its Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) or (B) the Company or any of its Representatives settle or compromise any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII
COVENANTS OF THE COMPANY

7.1 Commercially Reasonable Efforts to Obtain Consents. The Company shall use its commercially reasonable efforts to obtain each Company Consent set forth on Company Schedule 7.1. The parties hereto have determined and agree that no filing or waiting period under the HSR Act is required in respect of the Transactions.

7.2 Company Stockholder Approval. The Company shall ensure that, within 24 hours after the execution and delivery of this Agreement (the “Company Stockholder Written Consent Deadline”), a stockholder written consent in substantially the form attached hereto as Exhibit H (the “Company Stockholder Written Consent”), duly executed and delivered by such Company Stockholders as is required to fully and irrevocably obtain the Company Stockholder Approval, shall be delivered to Parent. The Company shall ensure that the Company Stockholder Written

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Consents executed and delivered in accordance with the foregoing sentence shall have been obtained and executed in compliance with, and are valid and effective under, the applicable provisions of the DGCL, and if applicable, CCC and any other applicable Laws and the Company’s organizational documents. Concurrently with the delivery of the Company Stockholder Written Consent to Parent pursuant to this Section 7.2, the Company shall deliver to Parent a Company Support Agreement in substantially the form attached hereto as Exhibit I, duly executed by each Company Stockholder that executes and delivers the Company Stockholder Written Consent pursuant to this Section 7.2. Promptly following the receipt of the Company Stockholder Approval via the executed Company Stockholder Written Consents, the Company will prepare (subject to the reasonable approval of Parent) and deliver, to the holders of Company Capital Stock who have not executed and delivered the Company Stockholder Written Consent, the notice required by Section 228(e) of the DGCL, which shall include a description of the appraisal and dissenter rights of such holders available under Section 262 of the DGCL and/or, if applicable, Chapter 13 of the CCC, along with such other information as is required thereunder and pursuant to other applicable Law. Neither the Company’s Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change, qualify or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the Company Board Recommendation.

7.3 No Parent Securities Transactions. From and after the date of this Agreement until the Merger Effective Time, except as otherwise contemplated by this Agreement, the Company shall not engage in any transactions involving the securities of Parent without the prior consent of Parent if the Company possesses material nonpublic information of Parent.

ARTICLE VIII
COVENANTS OF PARENT

8.1 Nasdaq Listing. Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with Nasdaq in connection with the Transactions to have been approved; (b) all applicable initial and continuing listing requirements of Nasdaq to be satisfied; and (c) the PubCo Common Stock to be issued as Aggregate Merger Consideration or in connection with the PIPE Investment to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Merger Effective Time.

8.2 PubCo Equity Incentive Plan and PubCo ESPP. Prior to the S-4 Effective Date, Parent shall adopt a new equity incentive plan in substantially the form attached hereto as Exhibit J, with such changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Parent, as applicable) (the “PubCo Equity Incentive Plan”). The PubCo Equity Incentive Plan shall have such number of shares available for issuance equal to six percent (6%) of the PubCo Common Stock on a fully-diluted basis (calculated after giving effect to the transactions hereunder but excluding any Company Converted Options) and shall include an “evergreen” provision that is mutually agreeable to the Company and Parent that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the PubCo Equity Incentive Plan equal to five percent (5%) of the PubCo Common Stock on a fully-diluted basis. In addition, prior to the S-4 Effective Date, Parent shall adopt an employee stock purchase plan in substantially the form attached hereto as Exhibit K, with such changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Parent, as applicable) (the “PubCo ESPP”). The PubCo ESPP shall have such number of shares available for issuance equal to 2% of the PubCo Common Stock on a fully diluted basis (calculated after giving effect to the transactions hereunder) and shall include an “evergreen” provision that is mutually agreeable to the Company and Parent that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the PubCo ESPP equal to one percent (1%) of the PubCo Common Stock on a fully-diluted basis. Within ten (10) Business Days following the expiration of the sixty (60) day period following the date PubCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, PubCo shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the shares of PubCo Common Stock issuable under the PubCo Equity Incentive Plan and the PubCo ESPP.

8.3 Trust Account. Parent shall cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including for the payment of (a) all amounts payable to public shareholders of Parent in connection with the Redemption (the “Parent Redemption Amount”), (b) deferred underwriting compensation and the other Transaction Expenses to the third parties to which they are owed, and (c) the remaining monies in the Trust Account to PubCo after the Closing.

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8.4 PIPE Investment. Parent has delivered to the Company copies of the Subscription Agreements entered into by Parent and the PIPE Investors as of the date of this Agreement. From and after the date of this Agreement none of Parent, Merger Sub nor Sponsor shall enter into any Contract with any Person relating to any Equity Interests, including any Subscription Agreement or Non-Redemption Agreement without the Company’s prior written consent in the Company’s sole discretion. Parent shall not amend, modify or waive, or consent to any amendment, modification or waiver of, any term of any Subscription Agreement, in each case, without the prior written consent of the Company in the Company’s sole discretion; provided that any modification or waiver that is solely ministerial in nature, or otherwise immaterial and does not affect any economic or any other material term of a Subscription Agreement shall not require the prior written consent of the Company. Subject to the immediately preceding sentence, Parent shall use its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with it, (a) to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on or prior to the Closing on the terms described therein, and (b) to satisfy on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder and to enforce the rights of Parent under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Parent the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. As promptly as practicable after Parent acquires knowledge thereof, Parent shall give the Company written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to Parent; (ii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; or (iii) if Parent does not expect to receive all or any portion of the PIPE Investment on the terms, in the manner or from the sources contemplated by the Subscription Agreements.

8.5 Non-Redemption Agreements. Parent has delivered to the Company copies of the Non-Redemption Agreements entered into by Parent and the Non-Redeeming Shareholders as of the date of this Agreement. Parent shall not amend, modify or waive, or consent to any amendment, modification or waiver of, any term of any Non-Redemption Agreement, in each case, without the prior written consent of the Company in the Company’s sole discretion; provided that any modification or waiver that is solely ministerial in nature, or is otherwise immaterial and does not affect any economic or any other material term of a Non-Redemption Agreement shall not require the prior written consent of the Company. Subject to the immediately preceding sentence, Parent shall use its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with it, (a) to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Non-Redemption Agreements, and for each Non-Redeeming Shareholders to perform its obligations under the Non-Redemption Agreements, on or prior to the Closing on the terms described therein, and (b) to satisfy on a timely basis all conditions and covenants applicable to Parent in the Non-Redemption Agreements and otherwise comply with its obligations thereunder and to enforce the rights of Parent under the Non-Redemption Agreements to cause the Non-Redeeming Shareholders to perform their obligations under the applicable Non-Redemption Agreement in accordance with its terms. As promptly as practicable after Parent acquires knowledge thereof, Parent shall give the Company written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Non-Redemption Agreement known to Parent; and (ii) of the receipt of any written notice or other written communication from any party to any Non-Redemption Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Non-Redemption Agreement or any provisions of any Non-Redemption Agreement.

8.6 Adoption of Registration Statement. Within one Business Day of the Closing Date, the post-Domestication Parent, as the successor to the pre-Domestication Parent, shall file a post-effective amendment to the Registration Statement pursuant to Rule 414(d) of the Securities Act.

8.7 Section 16 Matters. Prior to the Domestication Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Parent Ordinary Shares or acquisitions of PubCo Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may be or become subject to the reporting requirements of Section 16 of the Exchange Act to be an exempt disposition or exempt acquisition pursuant to Rule 16b-3 promulgated under the Exchange Act.

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8.8 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

8.9 Employment Agreements. Parent shall use commercially reasonable efforts to enter into Employment Agreements with the Company executive employees listed in Company Schedule 1.1(a), which Employment Agreements would become effective as of the Closing.

ARTICLE IX
CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of each of the parties hereto to consummate the Transactions are subject to the satisfaction of all of the following conditions at or prior to the Domestication Effective Time (or, with respect to the conditions in Sections 9.1(a) and 9.1(e), at or prior to the Merger Effective Time), any one or more of which may be waived (where permissible) in writing by both Parent (on behalf of itself and Merger Sub) and the Company:

(a) No Prohibition. No Authority having competent jurisdiction over the parties hereto with respect to the Transactions shall have (i) enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award that is in effect or (ii) brought an Action or issued or granted any Order (whether temporary, preliminary, or permanent) that is in effect and is final and non-appealable, and, in each case, which has the effect of making the Transactions illegal or otherwise restraining, enjoining, or prohibiting consummation of the Transactions.

(b) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(c) Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained.

(d) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(e) PubCo Board. The size and composition of the PubCo’s Board of Directors shall be as set forth in Section 2.4(b)(i) hereto.

(f) Nasdaq Listing. Parent’s initial listing application with Nasdaq in connection with the Transactions shall have been approved and the PubCo Common Stock to be issued in connection with this Agreement, including the Aggregate Merger Consideration and shares of PubCo Common Stock to be issued pursuant to the PIPE Investment, shall have been approved for listing on Nasdaq, subject to official notice of issuance.

9.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions are subject to the satisfaction of all the following further conditions any one or more of which may be waived (where permissible) in writing by Parent (in its sole and absolute discretion):

(a) Agreements and Covenants. The Company shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with at or prior to the Closing; provided, that for purposes of this Section 9.2(a), an obligation of the Company shall only be deemed to have not been performed or complied with if the Company has materially breached such obligation and failed to cure within five (5) days after written notice of such breach has been delivered to the Company (or if earlier, the Outside Closing Date).

(b) Representations and Warranties. The Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and time (except to the extent that any such representation and warranty is expressly made as of an earlier date or time, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date or time, as applicable), and (ii) the representations and warranties of the Company set forth in Article IV (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and

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time (except to the extent that any such representation and warranty is made expressly as of an earlier date or time, in which case such representation and warranty shall be true and correct in all respects as of such earlier date or time, as applicable), except, in each case of this subclause (ii), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein), individually or in the aggregate, does not cause a Material Adverse Effect.

(c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect since the date hereof that is continuing.

(d) Officer’s Certificate. Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company certifying the accuracy of the foregoing clauses (a), (b) and (c) of this Section 9.2.

(e) FIRPTA Certificate. The Company shall have delivered to Parent a duly executed certificate conforming to the requirements of Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i), and a notice to be delivered to the United States Internal Revenue Service as required under Treasury Regulations Section 1.897-2(h)(2), each dated no more than thirty (30) days prior to the Closing Date and in substantially the form attached hereto as Exhibit L, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code.

(f) Termination of Certain Contracts. The Company shall have delivered to Parent evidence, in form and substance reasonably acceptable to Parent, that each of the Terminating Contracts shall be terminated effective as of immediately prior to the Merger Effective Time without any further obligations of the Company or PubCo.

(g) Required Company Consents. The Company shall have obtained each Required Company Consent and delivered to Parent evidence thereof, in form and substance reasonably acceptable to Parent.

9.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions is subject to the satisfaction of all of the following further conditions any one or more of which may be waived (where permissible) in writing by the Company (in its sole and absolute discretion):

(a) Agreements and Covenants. Parent and Merger Sub shall each have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with at or prior to the Closing; provided, that for purposes of this Section 9.3(a), an obligation of Parent or Merger Sub, as applicable, shall only be deemed to have not been performed or complied with if Parent or Merger Sub, respectively, has materially breached such obligation and failed to cure within five (5) days after written notice of such breach has been delivered to Parent (or if earlier, the Outside Closing Date).

(b) Representations and Warranties. (i) the Parent Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and time (except to the extent that any such representation and warranty is made expressly as of an earlier date or time, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date or time, as applicable), (ii) the representations and warranties of Parent (other than the Parent Fundamental Representations) contained in ARTICLE V of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Domestication Effective Time, as if made as of such date and time (except to the extent that any such representation and warranty is made expressly as of an earlier date or time, in which case such representation and warranty shall be true and correct as of such earlier date or time, as applicable), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein), individually or in the aggregate, does not cause a Parent Material Adverse Effect.

(c) Officer’s Certificate. The Company shall have received a certificate signed by an authorized officer of Parent certifying the accuracy of the foregoing clauses (a) and (b) of this Section 9.3.

(d) PubCo COI. The PubCo COI shall have been filed with, and declared effective by, the Delaware Secretary of State.

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(e) Registration Rights Agreement. Sponsor and Cormorant shall have executed and delivered to the Company a copy of the Registration Rights Agreement.

(f) Lock-Up Agreement. Parent and the Lock-Up Stockholders shall have executed and delivered to the Company a copy of the Lock-Up Agreement.

(g) Parent Support Agreement. Sponsor, Cormorant, and Parent’s Independent Directors shall have complied in all material respects with the respective covenants required to be performed or complied with by them pursuant to the Parent Support Agreement and the Parent Support Agreement shall not have been terminated.

(h) Minimum Cash. The Aggregate Parent Closing Cash shall be equal to or greater than $400,000,000.

9.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no party hereto may rely on the failure of any condition set forth in this ARTICLE IX to be satisfied if such failure was caused by the failure of such party or its Affiliates failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

9.5 Waiver of Conditions. Upon the occurrence of the Closing, any condition set forth in this ARTICLE IX that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

ARTICLE X
TERMINATION

10.1 Termination Without Default.

(a) In the event that (i) the Closing has not occurred by October 31, 2025 (the “Outside Closing Date”) (provided that, if the SEC has not declared the Registration Statement effective on or prior to September 30, 2025, the Outside Closing Date shall be automatically extended to December 31, 2025), then each of Parent and the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Parent or the Company, as the case may be, giving written notice to the other at any time after the Outside Closing Date. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 10.1(a) shall not be available if the failure by the party seeking to terminate this Agreement to fulfill any obligation under this Agreement has been the proximate cause of the failure of the Closing to occur on or before the Outside Closing Date.

(b) In the event an Authority shall have issued an Order or enacted a Law, having the effect of making the Transactions illegal or permanently restraining, enjoining or otherwise prohibiting the Transactions, which Order or Law is final and non-appealable, Parent or the Company shall have the right, at its sole option, at any time prior to the Closing to terminate this Agreement without liability to the other party by giving written notice to such other party; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Parent or the Company if the failure of such Person to fulfill any obligation under this Agreement has been the proximate cause of such Law or Order.

(c) This Agreement may be terminated at any time prior to the Closing by the written consent of the Company and Parent.

(d) This Agreement may be terminated at any time prior to the Domestication by the Company or the Parent by written notice to the other if the Parent Shareholder Approval is not obtained at the Parent Shareholder Meeting (subject to any adjournment or postponement thereof).

10.2 Termination Upon Default.

(a) Parent may terminate this Agreement by giving written notice to the Company at any time prior to the Domestication, without prejudice to any rights or obligations Parent or Merger Sub may have: (i) (x) if the Company shall have breached any representation, warranty, agreement or covenant contained herein which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.2(a) or Section 9.2(b) impossible and (y) such breach cannot be cured or is not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a written notice from Parent describing in reasonable detail the nature of such breach; or (ii) if the Company Stockholder Written Consent is not obtained or is not delivered to Parent by the Company Stockholder Written Consent Deadline in

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accordance with Section 7.2; provided, however, that Parent shall not have the right to terminate pursuant to this clause (ii) unless Parent provides written notice of its intention to terminate on or prior to 24 hours following the Company Stockholder Written Consent Deadline.

(b) The Company may terminate this Agreement by giving written notice to Parent at any time prior to the Domestication, without prejudice to any rights or obligations the Company may have, if: (i) Parent shall have breached any of its covenants, agreements, representations, and warranties contained herein, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.3(a) or Section 9.3(b) impossible; and (ii) such breach cannot be cured or is not be cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by Parent of a written notice from the Company describing in reasonable detail the nature of such breach.

10.3 Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE X, this Agreement shall become void and be of no further force or effect, without any liability on the part of any party hereto (or any shareholder, director, officer, employee, Affiliate, agent, consultant or Representative of such party) to any other party hereto or any other Person; provided that, no such termination shall relieve any party from liability arising out of or incurred as a result of the willful breach by such party of this Agreement or such party’s fraud. The provisions of Section 6.8, Section 6.9, ARTICLE X, this Section 10.3, and ARTICLE XI, and any other Section or Article of this Agreement which is required to survive in order to give appropriate effect to Section 6.8, Section 6.9, ARTICLE X, this Section 10.3, and ARTICLE XI, shall survive any termination hereof pursuant to this ARTICLE X.

ARTICLE XI
MISCELLANEOUS

11.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax, on the date that transmission is confirmed electronically, if by 5:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; (c) if by email, on the date of transmission; or (d) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or, following the Closing, the Surviving Corporation or PubCo), to:

TheRas, Inc.

1 Corporate Drive
South San Francisco, CA 94080
Attn: Eli Wallace
E-mail: [****]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
525 Market Street

San Francisco, CA 94105

Attention: Maggie Wong, Esq.

Jocelyn Arel, Esq.

Dan Espinoza, Esq.
E-mail: [****]

if to Parent or Merger Sub:

Helix Acquisition Corp. II
c/o Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Attn: Bihua Chen
E-mail: chen@cormorant-asset.com

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with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Joel L. Rubinstein
E-mail: joel.rubinstein@whitecase.com

and

White & Case LLP
3000 El Camino Real
2 Palo Alto Square, Suite 900
Palo Alto, CA 94306
Attention: Neeta Sahadev
E-mail: neeta.sahadev@whitecase.com

11.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each party hereto, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party hereto from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party hereto waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon any party hereto, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to seek to obtain an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

(d) Notwithstanding anything to the contrary contained herein, no party hereto shall seek, nor shall any party hereto be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

11.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party hereto in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

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11.4 Publicity. Except as required by applicable Law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties hereto agree that neither they nor their respective Representatives shall issue any press release or make any other public disclosure concerning the Transactions without the prior approval of the other parties hereto. If a party hereto is required to make such a disclosure as required by applicable Law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties hereto reasonable time to comment on such disclosure in advance of its issuance.

11.5 Expenses. Except as otherwise set forth herein, the payment of any filing fees with the SEC relating to the Offer Documents shall be borne equally by the Company and Parent. If the Closing does not take place, each party hereto shall be responsible for its own expenses. Upon the Closing, all Transaction Expenses shall be paid and/or reimbursed by wire transfer of immediately available funds, from Aggregate Parent Closing Cash, and to the extent such funds are exhausted, will be paid by the PubCo.

11.6 No Assignment or Delegation. No party hereto may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

11.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof (except that the Cayman Islands Companies Act (As Revised) shall also apply to the Domestication).

11.8 Waiver of Jury Trial. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ADDITIONAL AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8.

11.9 Submission to Jurisdiction. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Additional Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Additional Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 11.9 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such

Annex A-65

courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 11.1 shall be effective service of process for any such Action.

11.10 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party hereto of an executed counterpart or the earlier delivery to each party hereto of original, photocopied, or electronically transmitted (including scanned .pdf image) signature pages that together (but need not individually) bear the signatures of all other parties hereto.

11.11 Entire Agreement. This Agreement, together with the Additional Agreements, sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.

11.12 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. The parties hereto shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.13 Further Assurances. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the Transactions.

11.14 Third Party Beneficiaries. Except as provided in Sections 6.8, 6.9, 6.10, ARTICLE X and Section 11.16, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

11.15 Waiver. Reference is made to the final prospectus of Parent, dated February 8, 2024 (the “IPO Prospectus”). The Company has read the IPO Prospectus and understands that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company, for itself and on behalf of its Affiliates and its and their Representatives, hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account as a result of, or arising out of, any negotiations, contracts or agreements with Parent regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the monies in the Trust Account now or in the future as a result of, or arising out of, this Agreement, and (c) agrees that it will not seek recourse against the monies in the Trust Account for any reason provided, however, that the foregoing waiver will not limit or prohibit the Company, from pursuing a claim against Parent, Merger Sub or any other Person for legal relief against monies outside the Trust Account or other assets of Parent or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions, including a claim against Parent and Merger Sub to specifically perform its obligations under this Agreement in accordance with the terms of this Agreement.

11.16 Non-Recourse. This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the Transactions may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement

Annex A-66

with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or Representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 11.16) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the Transactions.

11.17 Non-Survival of Representations and Warranties. Except as otherwise set forth in Section 10.3 or (y) in the case of claims against a Person in respect of such Person’s common law fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing and (b) this ARTICLE XI.

11.18 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE COMPANY SCHEDULES. Without limiting the generality of the foregoing, neither the Company, any Company Securityholder nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its Representatives, including due diligence materials, or in any presentation of the Business of the Company by management of the Company or others in connection with the Transactions, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreements or the Transactions, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Company Schedules. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreement and the Transactions, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Company Schedules. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Company Schedules: (i) each of Parent and Merger Sub acknowledges and agrees that: (A) neither the Company, the Company Securityholders nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the Business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent, Merger Sub or their respective Representatives or made available to Parent and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever; and (B) no Representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (ii) Parent specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Securityholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (iii) none of the Company, the Company Securityholders nor any other Person shall have any liability to Parent or any other Person with respect to any such

Annex A-67

other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

(b) NONE OF PARENT, MERGER SUB, SPONSOR OR ANY OTHER HOLDERS OF EQUITY INTERESTS OF PARENT OR MERGER SUB, NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO PARENT OR MERGER SUB OR THEIR RESPECTIVE BUSINESSES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE PARENT SCHEDULES. Without limiting the generality of the foregoing, none of Parent, Merger Sub, Sponsor nor any other holders of Equity Interests of Parent or Merger Sub nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to Parent or Merger Sub made available to the Company and its Representatives, including due diligence materials, or in any presentation of the business of Parent or Merger Sub made by management of Parent or Merger Sub or others in connection with the Transactions, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the Additional Agreements or the Transactions, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Parent Schedules. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by Parent, Merger Sub, Sponsor or any other holders of Equity Interests of Parent or Merger Sub or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of Parent, Merger Sub, Sponsor or any other holders of Equity Interests of Parent or Merger Sub, and are not and shall not be deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the Additional Agreement and the Transactions, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Parent Schedules. Except for the specific representations and warranties expressly made by Parent and Merger Sub in ARTICLE V, in each case as modified by the Parent Schedules: (i) the Company acknowledges and agrees that: (A) none of Parent, Merger Sub, Sponsor nor any other holders of Equity Interests of Parent or Merger Sub nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of Parent or Merger Sub or the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of Parent or Merger Sub, the nature or extent of any liabilities of Parent or Merger Sub, the effectiveness or the success of any operations of Parent or Merger Sub or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding Parent or Merger Sub furnished to the Company or its Representatives or made available to the Company and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever; and (B) no Representative of Parent, Merger Sub, Sponsor or any other holders of Equity Interests of Parent or Merger Sub has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (ii) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Merger Sub, Sponsor and the other holders of Equity Interests of Parent and Merger Sub have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (iii) none of Parent, Merger Sub, Sponsor nor any other holders of Equity Interests of Parent or Merger Sub nor any other Person shall have any liability to the Company or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of Parent or Merger Sub or the future business, operations or affairs of Parent or Merger Sub.

11.19 Conflicts and Privilege.

(a) Each of the parties hereto, on its own behalf and on behalf of its Affiliates from time to time, hereby agree that, in the event that a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the Sponsor, the shareholders or holders of other Equity Interests of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Parent Group”), on the one hand, and (y) the Company or PubCo, on the other hand, any legal counsel, including White

Annex A-68

& Case LLP (“White & Case”), that represented Parent and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Parent Group in such dispute even though the interests of such Persons may be directly adverse to the Company or PubCo, and even though such counsel may have represented the Parent Group and/or PubCo in a matter substantially related to such dispute, or may be handling ongoing matters for PubCo, the Company and/or the Sponsor. The parties hereto, on behalf of their respective successors and assigns (including, after the Closing, PubCo), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the Parent Group, on the one hand, and White & Case, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Transactions and belong to the Parent Group after the Closing, and shall not pass to or be claimed or controlled by PubCo or the Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company.

(b) The parties hereto, on behalf of their respective successors and assigns (including, after the Closing, PubCo), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other Equity Interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Company Group”), on the one hand, and (y) any member of the Parent Group, on the other hand, any legal counsel, including Goodwin Procter LLP (“Goodwin”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Parent Group, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, and further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among any member of the Company Group, on the one hand, and Goodwin, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Transactions and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the PubCo. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of Parent.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-69

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:
HELIX ACQUISITION CORP. II
By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Chief Executive Officer
Merger Sub:
HELIX II MERGER SUB, INC.
By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	President
Company:
THERAS, INC.
By:	/s/ Eli Wallace
Name:	Eli Wallace
Title:	Chief Executive Officer

[Signature page to Business Combination Agreement]

Annex A-70

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.

(See Annex I to the proxy statement/prospectus)

Annex A-71

Exhibit B

AMENDED AND RESTATED

BYLAWS

OF

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.

(See Annex J to the proxy statement/prospectus)

Annex A-72

Exhibit C

FORM OF PARENT SUPPORT AGREEMENT

(See Annex B to the proxy statement/prospectus)

Annex A-73

Exhibit D

FORM OF SUBSCRIPTION AGREEMENT

(See Annex E to the proxy statement/prospectus)

Annex A-74

Exhibit E

FORM OF NON-REDEMPTION AGREEMENT

(See Annex F to the proxy statement/prospectus)

Annex A-75

Exhibit F

FORM OF LOCK-UP AGREEMENT

(See Annex G to the proxy statement/prospectus)

Annex A-76

Exhibit G

FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

(See Annex H to the proxy statement/prospectus)

Annex A-77

Exhibit H

FORM OF

THERAS, INC.

ACTION BY WRITTEN CONSENT
OF THE STOCKHOLDERS

(See Annex D to the proxy statement/prospectus)

Annex A-78

Exhibit I

FORM OF COMPANY SUPPORT AGREEMENT

(See Annex C to the proxy statement/prospectus)

Annex A-79

Exhibit J

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.
2025 STOCK OPTION AND INCENTIVE PLAN

(See Annex K to the proxy statement/prospectus)

Annex A-80

Exhibit K

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.
2025 EMPLOYEE STOCK PURCHASE PLAN

(See Annex L to the proxy statement/prospectus)

Annex A-81

Exhibit L

FORM OF FIRPTA CERTIFICATE

[Omitted]

Annex A-82

Annex B

PARENT SUPPORT AGREEMENT

This Parent Support Agreement (“Support Agreement”) is dated as of 28, 2025, by and among (i) Helix Acquisition Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation one Business Day prior to the Closing) (“Parent”); (ii) Theras, Inc., a Delaware corporation (d/b/a BridgeBio Oncology Therapeutics) (“Company”); (iii) Helix Holdings II LLC, a Cayman Islands limited liability company (“Sponsor”); (iv) Cormorant Private Healthcare Fund III, LP, a Delaware limited partnership (“Cormorant Fund III”); (v) Cormorant Private Healthcare Fund V, LP a Delaware limited partnership (“Cormorant Fund V”); (vi) Cormorant Private Healthcare Master Fund, LP a Delaware limited partnership (“Cormorant Master Fund” and, jointly with Cormorant Fund III and Cormorant Fund V, the “Cormorant Funds”); and (vii) the undersigned individuals, each of whom is a member of Parent’s board of directors and/or advisor of Parent (each an “Insider” and, collectively, the “Insiders”). For purposes hereof, the Sponsor, the Cormorant Funds and the Insiders shall be collectively referred to as the “Sponsor Parties” and, individually, as a “Sponsor Party”. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor, the Cormorant Funds and each Insider is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of Parent Class A Shares and Parent Class B Shares as set forth opposite the Sponsor’s, the Cormorant Funds’ and such Insiders’ name on Schedule I attached hereto (collectively, the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, Parent, Helix II Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and the Company, have entered into a Business Combination Agreement (as amended or modified from time to time, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, the Parent will domesticate as a Delaware corporation and Merger Sub will merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth therein;

WHEREAS, Parent, the Sponsor, the Insiders and other individuals listed thereto are party to that certain letter agreement, dated as of February 8, 2024 (whether as original parties thereto or through joinders) (the “Insider Letter”); and

WHEREAS, as an inducement to Parent and the Company to enter into the Business Combination Agreement and to consummate the Transactions as contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effects of the Business Combination Agreement; Acknowledgement of Consultation with Advisors. Each Sponsor Party hereby acknowledges that it has read the Business Combination Agreement and this Support Agreement and has had the opportunity to discuss their content with its tax and legal advisors to understand their tax and legal implications. The Sponsor Parties shall be bound by, be subject to and comply with Sections 6.2 (Exclusivity), 6.8 (Confidentiality), and 11.4 (Publicity) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if the Sponsor Parties were an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 Certain Transfer Restrictions.

(a) During the period commencing on the date hereof and ending on the Expiration Time (as defined below), no Sponsor Party shall (except, in each case, pursuant to the Transactions), without the prior written consent of the Company, directly or indirectly: (i) sell, offer to sell, contract or agree to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant any option to purchase or otherwise dispose of or agree to dispose of, file (or participate in

Annex B-1

the filing of) a registration statement with the SEC (other than the Registration Statement and the Proxy Statement/Prospectus) or establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC thereunder with respect to any Subject Shares owned by such Sponsor Party; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Subject Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Subject Shares or other securities, in cash or otherwise; (iii) deposit any of the Subject Shares in a voting trust, enter into a voting agreement or subject any of the Subject Shares to any arrangement with respect to the voting of such Subject Shares, pursuant to this Support Agreement, or (iv) publicly announce any intention to effect any transaction specified in clauses (i), (ii) or (iii) of this Section 1.2(a) (any transaction specified in clauses (i), (ii), (iii) or (iv) of this Section 1.2(a), a “Transfer”).

(b) The restrictions of Section 1.2(a), however, shall not apply to any Permitted Transfer. For purposes hereof, a “Permitted Transfer” shall mean any Transfer (i) to Parent’s officers or directors, any affiliate or family member of any of Parent’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or otherwise in connection with the consummation of an initial Business Combination (as such term is defined in the Parent Articles) at prices no greater than the price at which the securities were originally purchased; (vi) in the event of the Parent’s liquidation prior to the completion of an initial Business Combination (as defined in the Parent Articles); or (vii) in the case of an entity, by virtue of the laws of the entity’s jurisdiction of formation or incorporation or its organizational documents upon dissolution of such entity; provided, however, that, prior to and as a condition to the effectiveness of any of the Permitted Transfer provided in clauses (i) through (v) or (vii) of this Section 1.2(b), the transferee or transferees in such Permitted Transfer (each, a “Permitted Transferee”) shall have executed and delivered to Parent and the Company a joinder or counterpart of this Support Agreement pursuant to which such Permitted Transferee shall be bound by all of the obligations under this Support Agreement that applied to the corresponding Sponsor Party prior to such Permitted Transfer with respect to such Subject Shares and to be bound by the transfer restrictions set forth in this Support Agreement (to the extent applicable); provided, further, that, no Permitted Transfer under this Section 1.2 shall relieve the corresponding Sponsor Party or Permitted Transferee of its obligations under this Support Agreement. Parent shall not register any sale, assignment or other Transfer of any Subject Shares on Parent’s stock ledger (book entry or otherwise) that is not in compliance with this Section 1.2.

(c) Any Transfer in violation of this Section 1.2 shall be null and void.

Section 1.3 New Shares. In the event that (a) any Parent Ordinary Shares, or other equity securities of Parent are issued to a Sponsor Party or any of its controlled Affiliates after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of, on or affecting the Parent Ordinary Shares owned by such Sponsor Party or any of its controlled Affiliates or otherwise; (b) a Sponsor Party or any of its controlled Affiliates purchases or otherwise acquires beneficial ownership of any Parent Ordinary Shares or other equity securities of Parent after the date of this Support Agreement; or (c) a Sponsor Party or any of its controlled Affiliates acquires the right to vote or share in the voting of any Parent Ordinary Shares or other equity securities of Parent after the date of this Support Agreement (such Parent Ordinary Shares or other equity securities of Parent, collectively, the “New Securities”), then such New Securities acquired or purchased by such Sponsor Party or any of its controlled Affiliates shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Subject Shares owned by such Sponsor Party as of the date hereof.

Section 1.4 Closing Date Deliverables. On or prior to the Closing, (a) each Sponsor Party shall deliver to Parent and the Company a duly executed copy of the Registration Rights Agreement; (b) the Sponsor and each Insider shall deliver to Parent and the Company a duly executed copy of the Lock-Up Agreement; and (c) Parent shall deliver to each Sponsor Party a duly executed copy of the Registration Rights Agreement.

Annex B-2

Section 1.5 Support Agreements; Non-Redemption Commitment.

(a) Prior to the Expiration Time (as defined below), at any meeting of the shareholders of Parent, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, each Sponsor Party shall, solely in its capacity as a record owner of Parent Ordinary Shares, (i) appear at each such meeting or otherwise cause all of its Parent Ordinary Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of such Sponsor Party’s Subject Shares:

(i) in favor of each Parent Proposal, including, without limitation, any other consent, waiver or approval that is required under Parent’s organizational documents or under any agreements between Parent and its shareholders, or otherwise sought by Parent with respect to the Business Combination Agreement and any other matters necessary or reasonably requested by Parent for consummation of the Domestication, the Merger or the other Transactions or any other transactions contemplated in the Parent Proposals;

(ii) against any Alternative Proposal or Alternative Transaction or any proposal relating to an Alternative Proposal or Alternative Transaction (other than the Parent Proposals and the transactions contemplated thereby);

(iii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent (other than as contemplated by the Business Combination Agreement or the Additional Agreements and the Merger and the other transactions contemplated thereby, including without limitation the Transactions);

(iv) against any change in the business, management or Board of Directors of Parent (other than in connection with the Parent Proposals and the transactions contemplated thereby or pursuant to the Business Combination Agreement, including without limitation the Transactions);

(v) against any proposal, action or agreement that would (1) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Support Agreement, the Business Combination Agreement, the Additional Agreements, the Domestication or the Merger or any of the transactions contemplated thereby (including without limitation the Transactions), (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub or the Sponsors Parties under the Business Combination Agreement or this Support Agreement, as applicable, (3) result in any of the conditions set forth in Article IX (Conditions to Closing) of the Business Combination Agreement not being fulfilled or (4) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent; and

(vi) in favor of any proposal sought by Parent to amend the Parent Articles to extend the date by which Parent must consummate its initial Business Combination (as defined in the Parent Articles).

(b) (i) Sponsor and each Insider shall comply with and fully perform all of their obligations, covenants, and agreements set forth in the Insider Letter, a copy of which is attached hereto as Schedule II, including their obligations pursuant to Section 1 of the Insider Letter to not redeem any of their Parent Ordinary Shares in connection with the Transactions or participate in any redemption of such Parent Ordinary Shares by tendering or submitting them for redemption in connection with the Transactions; (ii) Cormorant and any of its Permitted Transferees hereby irrevocably and unconditionally covenants and agrees, for the benefit of Parent and the Company, not to submit any Parent Ordinary Shares owned by it for Redemption or participate in any Redemption of such Parent Ordinary Shares by tendering or submitting them for Redemption in connection with the Transactions.

(c) During the period commencing on the date hereof and ending at the Expiration Time (as defined below), without the prior written consent of the Company, no Sponsor Party shall modify or amend any Contract between Parent and such Sponsor Party, except as required or permitted by the Business Combination Agreement.

(d) Each Sponsor Party hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing. Notwithstanding the foregoing, the obligations of the Sponsor Parties specified in this Section 1.5 shall apply whether or not any of Parent Proposals or any action described above is recommended by the Board of Directors of Parent or the Board of Directors of Parent has previously recommended any of the Parent Proposals but changed such recommendation.

Annex B-3

Section 1.6 No Challenges. Each Sponsor Party agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Support Agreement, the Business Combination Agreement or the Transactions. Notwithstanding anything herein to the contrary, nothing in this Support Agreement shall limit or restrict the ability of such Sponsor Party to enforce its rights under the Business Combination Agreement, this Support Agreement or any other Additional Agreement to which such Person is a party or has third-party beneficiary rights with respect to or seek any other remedies with respect to any breach of the Business Combination Agreement, this Support Agreement or such other Additional Agreement by any other party hereto or thereto, including by commencing any Action in connection therewith.

Section 1.7 Further Assurances. Each Sponsor Party shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. Each Sponsor Party hereby represents and covenants that such Sponsor Party has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

Section 1.9 No Further Amendment to Insider Letter. Neither the Sponsor, Insiders, nor Parent shall amend, terminate or otherwise modify the Insider Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 1.10 Appraisal Rights. Each Sponsor Party hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that it may have under applicable Law with respect to the Subject Shares held by such Sponsor Party.

Section 1.11 Waiver of Anti-Dilution Provision. Subject to and contingent upon the consummation of the Transactions, each Sponsor Party hereby waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by applicable Law and the Parent Articles, the provisions of Article 17 of the Parent Articles to have the Parent Class B Shares convert to Parent Class A Shares at a ratio of greater than one-for-one. The waiver specified in this Section 1.11 shall be applicable only in connection with the Transactions contemplated by the Business Combination Agreement and this Support Agreement and shall be automatically void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

Section 1.12 Sponsor Share Forfeiture. Subject to the terms of the Business Combination Agreement, the Sponsor agrees that, effective as of immediately prior to the Domestication and conditioned upon the Closing, (a) the Sponsor shall forfeit and surrender to Parent such number of Parent Class B Shares held by the Sponsor (“Sponsor Forfeited Shares”) equal to the quotient of (i) the difference between (A) the Redemption Price multiplied by 4,600,000 less (B) $46,000,000 divided by (ii) the Redemption Price, (b) the Sponsor shall cause all right, title and interest in and to such Sponsor Forfeited Shares to be transferred to Parent without consideration, and (c) the Sponsor shall not have any rights with respect to such Sponsor Forfeited Shares. Parent is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to accept, terminate and/or cancel any Sponsor Forfeited Shares that have been forfeited as provided in this Section 1.12.

Section 1.13 Conversion of Parent Class B Ordinary Shares. Each Sponsor Party that holds Parent Class B Shares hereby irrevocably and unconditionally agrees, immediately prior to the Domestication, to elect to convert each Parent Class B Share held by such Sponsor Party into one Parent Class A Share pursuant to the Parent Articles and Section 1.11 hereof. The conversion specified in this Section 1.13 shall be applicable only in connection with the Transactions and the transactions contemplated by this Support Agreement and shall be automatically void and of no force and effect if the Business Combination Agreement shall be terminated for any reason. For the avoidance of doubt, this Section 1.13 shall be applicable to the Sponsor only with respect to the Parent Class B Shares it holds immediately prior to the Domestication and excluding the Sponsor Forfeited Shares.

Annex B-4

Section 1.14 Sponsor Share Contribution. If and only if the Aggregate Parent Closing Cash is less than $400,000,000, immediately prior to the Closing and provided that the Company has used good faith efforts to consummate the Closing with at least $400,000,000 in Aggregate Parent Closing Cash then, effective as of and subject to the Closing, the Sponsor agrees to contribute a number of shares of PubCo Common Stock equal to (a) 3,360,000 multiplied by (b) one minus the number resulting from dividing (i) the Aggregate Parent Closing Cash by (ii) $400,000,000 (the “Contribution Shares”), with any fractional share rounded to the nearest whole number resulting from such product (for the avoidance of doubt, the aggregate number of Contribution Shares shall not exceed 3,360,000 shares of PubCo Common Stock). Such a contribution shall be effected by an irrevocable forfeiture and surrender of the Contribution Shares and of all right title and interest thereto, to Parent, without consideration; the Sponsor shall not have any rights with respect to the Contribution Shares, which shall thereupon be cancelled by Parent and no longer outstanding. Parent is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to accept, terminate, cancel and/or transfer any Contribution Shares that have been contributed and forfeited as provided in this Section 1.14.

Section 1.15 Trust Account Waiver. Reference is made to the final prospectus of Parent, dated February 8, 2024 (the “IPO Prospectus”). Each Sponsor Party has read the IPO Prospectus and understands that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. As a material inducement to Parent and the Company to enter into the Business Combination Agreement, each Sponsor Party, severally and not jointly, for itself and on behalf of its Affiliates and its and their Representatives, hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account as a result of, or arising out of, any negotiations, contracts or agreements with Parent regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement, and (c) agrees that it will not seek recourse against the Trust Account for any reason.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Sponsor Parties. Each Sponsor Party severally, and not jointly, represents and warrants as of the date hereof to Parent and the Company (solely with respect to such Sponsor Party and not with respect to any other Sponsor Party) as follows:

(a) Organization; Due Authorization. If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Support Agreement and to perform his or her obligations hereunder. This Support Agreement has been duly executed and delivered by such Sponsor Party and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Support Agreement is being executed in a representative or fiduciary capacity, the Person signing this Support Agreement has full power and authority to enter into this Support Agreement on behalf of the applicable Sponsor Party.

(b) Ownership. Such Sponsor Party is the record and beneficial owner of, and has good title to, all of such Sponsor Party’s Subject Shares listed across from such Sponsor Party’s name on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Support Agreement, (ii) the Parent Articles, (iii) the Insider Letter, or (iv) any applicable securities Laws. Such Sponsor Party’s Subject Shares are the only equity securities in Parent owned of record or beneficially by such Sponsor Party on the date of this Support Agreement, and none of such Sponsor Party’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of

Annex B-5

such Subject Shares, except as provided hereunder and under the Insider Letter. Other than as set forth on Schedule I hereto, such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.

(c) No Conflicts. The execution and delivery of this Support Agreement by such Sponsor Party does not, and the performance by such Sponsor Party of such Sponsor Party’s obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or such Sponsor Party’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party of such Sponsor Party’s obligations under this Support Agreement.

(d) Litigation. There are no Actions pending against such Sponsor Party, or to the knowledge of such Sponsor Party threatened against such Sponsor Party, before (or, in the case of threatened Actions, that would be before) any Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party of such Sponsor Party’s obligations under this Support Agreement.

(e) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Sponsor, for which Parent, Merger Sub or the Company or any of their Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule III attached hereto, neither such Sponsor Party nor any of its Affiliates nor, to the knowledge of such Sponsor Party, any Person in which such Sponsor Party has a direct or indirect legal, contractual or beneficial ownership of 5% or greater, is party to, or has any rights with respect to or arising from, any Contract with Parent or its Subsidiaries.

(g) Acknowledgment. Such Sponsor Party understands and acknowledges that (i) each of Parent, the Merger Sub and the Company are entering into the Business Combination Agreement in reliance upon such Sponsor Party’s execution and delivery of this Support Agreement and (ii) immediate and irreparable harm or damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that Parent and the Company shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which Parent and the Company are entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Parent and the Company shall be entitled to specifically enforce each Sponsor Party’s obligations hereunder, in each case, on the terms and subject to the conditions set forth herein. The Sponsor Parties further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 2.1(g) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Support Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Article X (Termination) thereof; (c) the liquidation of Parent; (d) the written agreement of each of the terminating Sponsor Party (or Sponsor Parties (as applicable)), Parent, and the Company with respect to terminating the rights and obligations under this Agreement of a specific Sponsor Party or a subset of Sponsor Parties; and (e) the written agreement of all Sponsor Parties, Parent, and the Company to terminate this Support Agreement in its entirety (the earliest of (a), (b), (c), (d) and (e) of this Section 3.1, the “Expiration Time”). Upon any termination of this Support Agreement (in whole or with respect to any individual Sponsor Party), all obligations of the terminating Sponsor Party (or, if applicable, all parties) under this Support Agreement shall terminate, without any liability or other obligation on the part of such terminating Sponsor Party (or all parties, if applicable) to any Person in respect hereof or the transactions contemplated hereby. No party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort, or otherwise,

Annex B-6

with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement (in whole or in part) shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This Article III shall survive the termination of this Support Agreement.

Section 3.2 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax, on the date that transmission is confirmed electronically, if by 5:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; (c) if by email, on the date of transmission; or (d) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

If to Parent:

Helix Acquisition Corp. II
c/o Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Attn: Bihua Chen
E-mail: chen@cormorant-asset.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Joel L. Rubinstein
E-mail: joel.rubinstein@whitecase.com

and

White & Case LLP
3000 El Camino Real
2 Palo Alto Square, Suite 900
Palo Alto, CA 94306
Attention: Neeta Sahadev
E-mail: neeta.sahadev@whitecase.com

If to the Company:

TheRas, Inc.
1 Corporate Drive,
South San Francisco, CA 94080
Attention: Eli Wallace, CEO
Email: [****]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
525 Market Street, 32nd Floor
San Francisco, CA 94105
Attention: Maggie Wong
Jocelyn Arel
Daniel Espinoza
Email: [****]

Annex B-7

If to the Sponsor, the Cormorant Funds, or any Insider:

to the address set forth on the signature page hereto.

with a copy to (which will not constitute notice):

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Joel L. Rubinstein
E-mail: joel.rubinstein@whitecase.com

and

White & Case LLP
3000 El Camino Real
2 Palo Alto Square, Suite 900
Palo Alto, CA 94306
Attention: Neeta Sahadev
E-mail: neeta.sahadev@whitecase.com

Section 3.3 Entire Agreement. This Support Agreement, together with the agreements referenced herein, sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Support Agreement or any of the agreements referenced herein may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any of the agreements referenced herein, there is no condition precedent to the effectiveness of any provision hereof or thereof.

Section 3.4 Capacity as Shareholder. Notwithstanding anything herein to the contrary, each Sponsor Party signs this Support Agreement solely in such Person’s capacity as a record owner of, or owner of interests representing the economic benefits of Parent Ordinary Shares and not in any other capacity and this Support Agreement shall not limit, prevent or otherwise affect the actions of such Sponsor Party or any Affiliate, employee or designee of such Sponsor Party, or any of their respective Affiliates in his or her capacity, if applicable, as an officer or director of Parent, either Merger Sub or any other Person, including in the exercise of his or her fiduciary duties as a director or officer of Parent.

Section 3.5 Miscellaneous. Sections 11.2 (Amendments; No Waivers; Remedies), 11.3 (Arm’s Length Bargaining; No Presumption Against Drafter) 11.4 (Publicity), 11.6 (No Assignment or Delegation), 11.7 (Governing Law), 11.8 (Waiver of Jury Trial), 11.9 (Submission to Jurisdiction), 11.10 (Counterparts; Facsimile Signatures); 11.12 (Severability); 11.13 (Further Assurances) and 11.16 (Non-Recourse) of the Business Combination Agreement are each hereby incorporated by reference into this Agreement as set forth herein (including any relevant definitions contained in any such sections), mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex B-8

IN WITNESS WHEREOF, the Sponsor, the Cormorant Funds, Parent, the Company and each of the Insiders have each caused this Support Agreement to be duly executed as of the date first written above.

SPONSOR:
HELIX HOLDINGS II LLC
By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Managing Member
Address:	c/o Cormorant Asset Management
200 Clarendon Street, 52nd Floor
Boston, MA 02116
CORMORANT FUND III:
CORMORANT PRIVATE HEALTHCARE FUND III, LP
By: CORMORANT PRIVATE HEALTHCARE GP III, LLC, its General Partner
By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Managing Member
Address:	c/o Cormorant Asset Management
200 Clarendon Street, 52nd Floor
Boston, MA 02116
CORMORANT FUND V:
CORMORANT PRIVATE HEALTHCARE FUND V, LP
By: CORMORANT PRIVATE HEALTHCARE GP V, LLC, its General Partner
By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Managing Member
Address:	c/o Cormorant Asset Management
200 Clarendon Street, 52nd Floor
Boston, MA 02116
CORMORANT MASTER FUND:
CORMORANT PRIVATE HEALTHCARE MASTER FUND, LP
By: CORMORANT GLOBAL HEALTHCARE GP, LLC, its General Partner
By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Managing Member
Address:	c/o Cormorant Asset Management
200 Clarendon Street, 52nd Floor
Boston, MA 02116

Annex B-9

INSIDER:
/s/ Mark C. McKenna
Name: Mark C. McKenna
INSIDER:
/s/ John Schmid
Name: John Schmid
INSIDER:
/s/ Andrew Philips
Name: Andrew Philips
INSIDER:
/s/ Albert A. Holman, III
Name: Albert A. Holman, III
PARENT:
HELIX ACQUISITION CORP. II
By:	/s/ Bihua Chen
Name:	Bihua Chen
Title:	Chairperson and Chief Executive Officer
COMPANY:
THERAS, INC.
By:	/s/ Eli Wallace
Name:	Eli Wallace
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex B-10

Schedule I

Parent Shares

[Omitted]

Annex B-11

Schedule II

Insider Letter

[Omitted]

Annex B-12

Schedule III

Affiliate Agreements

[Omitted]

Annex B-13

Annex C

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of February 28, 2025, is made by and among Helix Acquisition Corp. II., a Cayman Islands exempted company (“Parent”), TheRas, Inc., a Delaware corporation (the “Company”) and the undersigned stockholder of the Company (the “Stockholder”). Parent, Company and Stockholder shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, this Agreement is being entered into in connection with the Business Combination Agreement, in the form executed on February 28, 2025, (the “Business Combination Agreement”), by and among Parent, the Company, and Helix II Merger Sub, Inc., a Delaware corporation (“Merger Sub”);

WHEREAS, upon and subject to the occurrence of the consummation of the Merger, on the terms and subject to the conditions set forth herein, each of the agreements listed on Schedule I hereto (collectively, the “Investor Agreements” and each, an “Investor Agreement”) will terminate pursuant to the requisite consent of the Company and the parties thereto; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the Company and Stockholder, as applicable, will, subject to the terms and conditions set forth herein, consent to the entry by the Company into the Business Combination Agreement and the consummation by the Company of the transactions contemplated thereby on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in order to induce the Company to enter into the Business Combination Agreement and in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Binding Effects of the Business Combination Agreement; Acknowledgement of Consultation with Advisors. Stockholder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to discuss their content with its tax and legal advisors to understand their tax and legal implications. The Stockholder shall be bound by, be subject to and comply with Sections 6.2 (Exclusivity), 6.8 (Confidentiality), and 11.4 (Publicity) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if the Stockholder was an original signatory to the Business Combination Agreement with respect to such provisions.

2. Transfer Restrictions on Shares. Except as expressly contemplated by the Business Combination Agreement, with the prior written consent of the Company, or with respect to a Transfer (as defined below) of the type set forth in clause (A) through clause (F) below, from and after the date hereof until the Expiration Time, Stockholder hereby agrees that he, she or it shall not (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its shares of Company Capital Stock (or any instruments convertible into Company Capital Stock) held of record or beneficially by Stockholder as of such time (the “Subject Company Equity Securities”) or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject Company Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject Company Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject Company Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of his, her or its Subject Company Equity Securities or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing shall not apply to any Transfer (A) to Company officers or directors, any affiliates or family member of any of the Company’s officers or directors, or any employees

Annex C-1

of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) in the case of an entity, Transfers between Stockholder and any Affiliate of Stockholder; or (F) by virtue of Company Certificate of Incorporation and Company Bylaws upon liquidation or dissolution of the Company; provided, that any transferee of any Transfer of the type set forth in clause (A) through clause (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

3. Termination of Investor Agreements. Stockholder hereby agrees that, notwithstanding anything to the contrary contained in any Investor Agreement, (i) each of the Investor Agreements shall be automatically terminated and of no further force and effect (including any provision of any such agreement that, by its terms, survives such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination neither the Company nor any of its Affiliates shall have any further obligations or liabilities under each such Investor Agreement.

4. Other Covenants. From the date hereof until the Expiration Time, Stockholder shall not, and shall instruct its representatives not to, (i) make any proposal or offer that constitutes an Alternative Transaction, (ii) initiate any discussions or negotiations with any Person with respect to an Alternative Transaction or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Alternative Transaction, in each case, other than to or with the Company and its respective representatives. From and after the date hereof until the Expiration Time, Stockholder shall, and shall instruct its officers and directors (if applicable) and its representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Alternative Proposal or any negotiations which may lead to an Alternative Proposal (other than the Company and its representatives).

5. Appraisal Rights. Stockholder hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that it may have under applicable Law with respect to the Subject Company Equity Securities held by the Stockholder.

6. Consent to Disclosure. Stockholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any documents or communications provided by the Parent or the Company to any Authority and to Parent Shareholders) of the Stockholder’s identity and beneficial ownership of the Subject Company Equity Securities and the nature of the Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Parent and the Company, a copy of this Agreement. Stockholder will promptly provide any information reasonably requested by Parent or the Company that is reasonably necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

7. Stockholder Representations and Warranties. Stockholder hereby represents and warrants to the Company as follows, solely with respect to such Stockholder:

(a) Ownership. To the extent any Stockholder owns any Subject Company Equity Securities, Stockholder owns free and clear of all Liens (other than transfer restrictions under applicable securities Laws) the number of Subject Company Equity Securities set forth opposite Stockholder’s name on the signature page to this Agreement. Stockholder has, and will have at all times during the term of this Agreement, the sole voting power with respect to his, her or its Subject Company Equity Securities. Such Subject Company Equity Securities are the only equity securities in the Company owned of record or beneficially by Stockholder on the date of this Agreement, and none of such Subject Company Equity Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Company Equity Securities, except as provided hereunder. Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity interests in the Company or any equity securities convertible into, or that can be exchanged for, equity securities of the Company.

Annex C-2

(b) Organization. If Stockholder is not an individual, it is duly organized, validly existing and in good standing (where applicable) under the Laws of the jurisdiction in which it is incorporated, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within Stockholder’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational action on the part of Stockholder. If Stockholder is an individual, Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder.

(c) Authority. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery hereof by the other Parties hereto, this Agreement constitutes a legally valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of Stockholder.

(d) Non-Contravention. The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of its obligations hereunder will not, (i) result in a violation of applicable Law, except for such violations which would not reasonably be expected, individually or in the aggregate, to have a material adverse effect upon Stockholder’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, (ii) if Stockholder is not an individual, conflict with or result in a violation of the governing documents of Stockholder, or (iii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Stockholder or Stockholder’s Subject Company Equity Securities).

(e) Legal Proceedings. As of the date of this Agreement, there is no Action pending against, or to the knowledge of Stockholder, threatened against Stockholder or any of its Affiliates, by or before (or that would be by or before) any Authority that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected, individually or in the aggregate, to have a material adverse effect upon the ability of Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement. None of Stockholder or any of its Affiliates is subject to any Order that would reasonably be expected, individually or in the aggregate, to have a material adverse effect upon the ability of Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement or the Business Combination Agreement.

(f) Brokers. No broker, finder, financial advisor, investment banker or other agent is entitled to any brokerage, finder’s, financial advisor’s, investment banking or other similar fee or commission payable by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of Stockholder, on behalf of Stockholder.

8. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio at the Expiration Time. “Expiration Time” shall mean the earlier to occur of (a) the Merger Effective Time, (b) such date as the Business Combination Agreement shall be validly terminated in accordance with Article X thereof and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Notwithstanding the foregoing sentence, this Sections 6 through 14 of this Agreement shall survive any termination of this Agreement. Upon termination of this Agreement, none of the parties hereto shall have any further obligations or liabilities under this Agreement.

9. No Recourse. This Agreement may be enforced only against, and any claim or cause of action based upon, arising out of, or related to this Agreement may be made only against, the Parties. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party herein), (i) no past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equityholder, Affiliate, agent, attorney, advisor or representative or Affiliate of a Party, (ii) no past, present or future director, officer, employee, incorporator, member, partner, direct or indirect equityholder, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of a Party and (iii) no successor, heir or representative of a Party shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement for any claim based on, arising out of, or related to this Agreement.

Annex C-3

10. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Stockholder does not make any agreement or understanding herein in any capacity other than in Stockholder’s capacity as a record holder and beneficial owner of the Subject Company Equity Securities, and not, as applicable, in Stockholder’s capacity as a director, officer or employee of the Company and (b) nothing herein will be construed to limit or affect any action or inaction by Stockholder or any other Person serving as a member of the board of directors (or other similar governing body) of the Company or any of its Subsidiaries or as an officer, employee or fiduciary of the Company or any of its Subsidiaries, in each case, acting in such Person’s capacity as a director, officer, employee or fiduciary of the Company or any of its Subsidiaries.

11. No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

12. Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

13. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Company or any of its Affiliates or Parent or any of its Affiliates any direct or indirect ownership or incidents of ownership of or with respect to Subject Company Equity Securities. All rights, ownership and economic benefits of and relating to the applicable Subject Company Equity Securities shall remain vested in and belong to Stockholder, and the Company and Parent (and each of their respective Affiliates) shall have no authority to exercise any power or authority to direct Stockholder in the voting of any Subject Company Equity Securities owned by him, her or it (if any). Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of the Company.

14. Several and Not Joint. The representations, warranties, covenants and agreements set forth herein shall be several (and not joint or joint and several) representation, warranties, covenants and agreements of Stockholder.

15. Notices. Any notice, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail, return receipt requested, postage prepaid, (iii) when delivered by FedEx or another nationally recognized overnight delivery service or (iv) when delivered by email (unless an “undeliverable” or similar message is received with respect to each email address provided in or pursuant to this Section 13 for the applicable Party) (provided, that, any such notice or other communication delivered in the manner described in any of the preceding clauses (i), (ii) and (iii) shall also be delivered by email no later than 24 hours after being dispatched in the manner described in the preceding clause (i), (ii) or (iii), as applicable), in each case, addressed as follows:

If to Stockholder, to:
[•]
[•]
Attention:	[•]
Email:	[•]
with a copy (which shall not constitute notice) to:
[•]
[•]
Attention:	[•]
Email:	[•]

Annex C-4

If to the Company:
Theras, Inc.
1 Corporate Drive,
South San Francisco, CA 94080
Attention:	Eli Wallace, CEO
Email:	[****]
with a copy (which shall not constitute notice) to
Goodwin Procter LLP
525 Market Street, 32nd Floor
San Francisco, CA 94105
Attention:	Maggie Wong
Jocelyn Arel
Dan Espinoza
Email:	[****]
If to Parent, to:
Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Attention:	Bihua Chen
Email:	chen@cormorant-asset.com
with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention:	Joel L. Rubinstein
E-mail:	joel.rubinstein@whitecase.com
and
White & Case LLP
3000 El Camino Real
2 Palo Alto Square, Suite 900
Palo Alto, CA 94306
Attention:	Neeta Sahadev
E-mail:	neeta.sahadev@whitecase.com

16. Incorporation by Reference. Sections 11.2 (Amendments; No Waivers; Remedies), 11.6 (No Assignment or Delegation), 11.7 (Governing Law), 11.8 (Waiver of Jury Trial), 11.9 (Submission to Jurisdiction), 11.10 (Counterparts; Electronic Signatures), 11.11 (Entire Agreement), and 11.12 (Severability) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[Signature Pages Follow]
Annex C-5

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

THERAS, INC.
By:	/s/ Eli Wallace
	Name:	Eli Wallace
	Title:	Chief Executive Officer
HELIX ACQUISITION CORP. II
By:	/s/ Bihua Chen
	Name:	Bihua Chen
	Title:	Chairperson and Chief Executive Officer
STOCKHOLDER

[__]

[Signature Page to Company Support Agreement]

Annex C-6

SCHEDULE I

Investor Agreements

[Omitted]

Annex C-7

Annex D

FORM OF
THERAS, INC.

ACTION BY WRITTEN CONSENT
OF THE STOCKHOLDERS

[•], 2025

Pursuant to Section 228 of the Delaware General Corporation Law (the “DGCL”) and Section 13 of the Bylaws of TheRas, Inc., a Delaware corporation (doing business as BridgeBio Oncology Therapeutics) (the “Company”), the undersigned stockholders of the Company, constituting the holders of outstanding shares of the Company’s capital stock having, in the aggregate, not less than the minimum number of votes necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, hereby take the following actions and adopt the following resolutions, with respect to all shares of the Company’s voting capital stock held by them, by written consent without a meeting, such adoption and consent to be effective as of the date on which such executing stockholder shall have executed this action by written consent (this “Action by Written Consent”):

Approval of the Business Combination Agreement

WHEREAS, the Board of Directors of the Company (the “Board”), based upon the recommendation of the Independent Transaction Committee of the Board, by resolutions duly adopted (and not thereafter modified or rescinded) adopted, unanimously (i) approved the execution, delivery and performance of the Business Combination Agreement, dated as of February 28, 2025 (including the exhibits and schedules attached thereto and contemplated thereby and as may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among the Company, Helix Acquisition Corp. II, a Cayman Islands exempted company limited by shares (“Parent”), and Helix II Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), the Additional Agreements and the consummation of the Transactions in accordance with the provisions of the DGCL, the Company’s organizational documents (including the Company Certificate of Incorporation) and any applicable Contracts; (ii) determined that the Business Combination Agreement, the Addition Agreements, the Merger and the other Transactions, upon the terms and subject to the conditions set forth therein, are advisable and fair to and in the best interests of the Company and the Company stockholders; (iii) directed that the adoption of the Business Combination Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt the Business Combination Agreement, and (iv) recommended that the Company Stockholders approve the Merger and such other Transactions and adopt the Business Combination Agreement and the Additional Agreements to which the Company is or will be a party;

WHEREAS, defined terms used but not defined in this Action by Written Consent shall have the meeting ascribed to such term in the Business Combination Agreement;

WHEREAS, pursuant to the terms and subject to the conditions of the Business Combination Agreement, Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will survive the Merger as a wholly owned subsidiary of Parent;

WHEREAS, pursuant to the terms and subject to the conditions of the Business Combination Agreement, at the Merger Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Securityholders or any other Person, in accordance with the Company Certificate of Incorporation (including Sections 2.1 and 2.2 of Article Fourth of Part B of the Company Certificate of Incorporation), each share of Company Capital Stock issued and outstanding immediately prior to the Merger Effective Time (not including treasury shares which shall be cancelled pursuant to the Business Combination Agreement and the Dissenting Shares) shall be automatically canceled and converted into the right to receive a number of shares of PubCo Common Stock equal to the Consideration Ratio, and, accordingly, each holder of shares of Company Capital Stock as of immediately prior to the Merger Effective Time (but not including the Dissenting Shares) shall be entitled to receive, for such shares of Company Capital Stock that it holds, a portion of the Aggregate Merger Consideration equal to (x) the Consideration Ratio multiplied by (y) the number of shares of Company Capital Stock held by such holder as of immediately prior to

Annex D-1

the Merger Effective Time (but not including the Dissenting Shares) provided, however, any fractional shares of PubCo Common Stock will be rounded down to the nearest whole number of shares of PubCo Common Stock;

WHEREAS, it is proposed that Additional Agreements be entered into or adopted by the Company in connection with the consummation of the Merger and the other transactions contemplated by the Business Combination Agreement including, but not limited to, the Certificate of Merger to be filed with the Secretary of State of the State of Delaware to effectuate the Merger (the “Certificate of Merger”);

WHEREAS, pursuant to Section 144 of the DGCL, no contract or transaction between the Company and any other corporation, partnership, association or other organization in which one or more of the directors or officers of the Company is a director or officer of, or has a financial interest in (any such party, an “Interested Party”, or collectively the “Interested Parties”, and any such contract or transaction, an “Interested Party Transaction”), shall be void or voidable solely for that reason, or solely because such director or officer is present at or participates in the meeting of the Board that authorized the Interested Party Transaction or solely because the vote of any such director or officer is counted for such purpose, if: (i) the material facts as to the Interested Party’s relationship or interest and as to the Interested Party Transaction are disclosed or are known to the Board, and the Board in good faith authorizes the Interested Party Transaction by the affirmative vote of a majority of the disinterested directors of the Board, even though the disinterested directors be less than a quorum, (ii) the material facts as to the Interested Party’s relationship or interest and as to the Interested Party Transaction are disclosed or are known to the stockholders of the Company entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the requisite vote of the Company Stockholders, or (iii) the Interested Party Transaction is fair as to the Company as of the time such transaction is authorized, approved or ratified by the Board or the stockholders of the Company;

WHEREAS, it has been disclosed or made known to the undersigned stockholders of the Company that Raymond Kelleher, a member of the Board, is affiliated with Cormorant Private Healthcare Fund V, LP, Cormorant Private Healthcare Fund IV, LP, and Cormorant Global Healthcare Master Fund, LP and/or certain of its affiliates (the “Cormorant Stockholders”), and each of the Cormorant Stockholders is a stockholder of the Company, and as stockholders of the Company may receive substantial benefits in connection with the Business Combination Agreement, the Additional Agreements and the Transactions, including without limitation, the right to receive the applicable portion of the Aggregate Merger Consideration, as applicable, in connection with the Merger, the right to participate in the PIPE Investment, and the right to receive registration rights pursuant to the Registration Rights Agreement, and therefore that Raymond Kelleher may be deemed to be an Interested Party and the Transactions may be deemed to constitute one or more Interested Party Transactions;

WHEREAS, each of the undersigned stockholders of the Company (i) has had an opportunity to ask questions regarding, and investigate the nature of, the relationships and/or interests of each potential Interested Party, (ii) is aware of the material facts of each potential Interested Party’s interests in the Business Combination Agreement, the Additional Agreements and the Transactions, (iii) has reviewed and discussed the terms of the Business Combination Agreement, the Additional Agreements and the Transactions and (iv) has considered such other factors deemed to be relevant;

WHEREAS, the affirmative votes or written consents of (i) Persons holding more than fifty percent (50%) of the outstanding shares of the Company Capital Stock (on an as-converted to Company Common Stock basis), (ii) Persons holding more than fifty percent (50%) of the outstanding shares of the Company Common Stock, voting as a separate class, (iii) Persons holding more than fifty percent (50%) of outstanding shares of Company Preferred Stock (on an as-converted to Company Common Stock basis), voting as a separate class, (iv) Persons holding more than fifty percent (50%) of outstanding shares of Company Preferred Stock, voting as a separate class, and (v) Persons holding more than fifty percent (50%) of outstanding shares of Company Series B Preferred Stock, voting as a separate class, in each case, who deliver written consents or are present in person or by proxy at a duly called meeting of the Company Stockholders and voting thereon, are required to, and shall be sufficient to, approve the Business Combination Agreement, the Additional Agreements and the Transactions, including the Merger (the “Company Stockholder Approval”);

WHEREAS, the Company Stockholder Approval is the only vote or consent of any of the holders of any of the Equity Interests of the Company (including the Company Securities) necessary for the Company to adopt the Business Combination Agreement and any Additional Agreement to which the Company is or will be a party and to approve the Merger and the consummation of the other Transactions;

Annex D-2

WHEREAS, the undersigned stockholders of the Company desire to approve and adopt the Business Combination Agreement, the Additional Agreements and the Transactions, including the Merger, as set forth below.

NOW, THEREFORE, BE IT:

RESOLVED, that the undersigned stockholders of the Company, in their capacity as stockholders of the Company, hereby (a) approve the Business Combination Agreement, the Additional Agreements and the Transactions, including the Merger and (b) adopt the Business Combination Agreement in substantially the form attached hereto as Exhibit A in all respects and for all purposes, including, without limitation, Section 251 of the DGCL and the organizational documents of the Company (including, without limitation, the Requisite Holders and Requisite Series B Holders pursuant to Section 3.3 and Section 3.6 of Article Fourth of the Company’s Certificate of Incorporation);

RESOLVED, further, that all acts and deeds heretofore done by the directors and officers of the Company in connection with the Business Combination Agreement and the transactions contemplated thereby, including the Merger, or to carry out the purposes and intent of the foregoing resolutions are hereby ratified and approved;

RESOLVED, that with respect to the Business Combination Agreement, the Additional Agreements and the Transactions, including without limitation the Merger, any and all notice requirements (including, without limitation, with respect to the form and timing of such notice), rights of pre-emption, purchase option rights, investors’ rights, transfer restriction rights, rights of first refusal (including, without limitation, rights for any cash consideration for any fractional shares to be paid in cash under the Company’s Certificate of Incorporation, the Company’s right of first refusal contained in the Company’s organizational documents or any agreement to which the Company is a party or by which Company is bound), right of negotiation, notice of any Alternative Proposal, rights of approval, board observer rights or other similar rights or restrictions to which each undersigned stockholder may be entitled pursuant to the Company’s Certificate of Incorporation or Bylaws, the DGCL, any other Laws and any agreements by and among the Company and any or all of such stockholders be, and they hereby are, waived;

RESOLVED, further, that each of the undersigned stockholders hereby affirmatively and irrevocably waives any right of appraisal that the undersigned may have arising in connection with the Merger under Section 262 of the DGCL; and

RESOLVED, further, that this Action by Written Consent shall be effective and binding on all stockholders of the Company, as and to the extent set forth herein, as of the date that holders of the minimum number of shares required to approve the foregoing resolutions have executed and delivered to the Company one or more counterparts of this Action by Written Consent.

Termination of Certain Agreements

WHEREAS, the Company and the undersigned stockholders are parties to the agreements set forth on Exhibit B (together, the “Terminating Agreements”); and

WHEREAS, it is in the best interests of the Company and the undersigned stockholders that are party to the Terminating Agreements to terminate the Terminating Agreements, effective as of the Closing.

NOW, THEREFORE, BE IT:

RESOLVED, that each of the undersigned Stockholders that is party to any of the Terminating Agreements, on behalf of itself and all stockholders of the Company parties thereto, hereby approves termination of the Terminating Agreements and waives all such stockholders’ rights thereunder, effective as of the Closing, with no further obligations of the Company thereunder notwithstanding any provisions purported to survive a termination thereof; and

RESOLVED, that any officer of the Company (each an “Authorized Officer”), each with full power to act alone, shall be, and each hereby is, authorized, directed and empowered to negotiate and agree to all terms and conditions, and to execute and deliver the any other document necessary or relevant for the termination of the Terminating Agreements, in the name and on behalf of the Company, in such form and on such terms as any such Authorized Officer may deem necessary, advisable or appropriate (such Authorized Officer’s execution and delivery thereof to be conclusive evidence of such Authorized Officer’s authority to so act and of such Authorized Officer’s approval thereof), as well as to do all such other acts and things as are necessary or desirable in the name and on

Annex D-3

behalf of the Company for the performance in full of all obligations of the Company in order to carry out the intent and purposes of the foregoing resolutions, in each case the taking by such Authorized Officer of any such action in connection with the foregoing resolutions to conclusively establish his authority to so act and of such Authorized Officer’s approval thereof.

General Authorizations

RESOLVED, that any Authorized Officer, each with full power to act alone, be, and each of them hereby is, authorized, empowered and directed to take or cause to be taken, in the name and on behalf of the Company, all such further actions and to prepare, execute and deliver or cause to be prepared, executed and delivered, all such agreements, documents and instruments, with such additions, deletions, amendments and modifications as such Authorized Officer may deem necessary or advisable and in the best interests of the Company and its stockholders, to incur and pay all such fees and expenses, to make all such filings pursuant to state laws or otherwise, and to do all such other acts and things as such Authorized Officer in his discretion shall deem necessary or appropriate in order to effectuate the transactions contemplated by the foregoing resolutions and to otherwise carry out fully the purposes and intent of the foregoing resolutions; and the execution by such Authorized Officer of any such agreement, document or instrument, the payment of such fees and expenses, the making of such filings, or the taking by such Authorized Officer of any action in connection with the foregoing resolutions shall conclusively establish his authority therefor from the Company and the approval, ratification and confirmation by the Company of the agreements, documents or instruments so executed, the fees or expenses so paid, the filings so made, and the actions so taken;

RESOLVED, that all past proceedings of, resolutions adopted by, and actions taken by the Company and its directors (including any committees of the directors), officers, employees, agents and other representatives in connection with the Business Combination Agreement, the Additional Agreements and the Transactions, including without limitation the Merger, any of the foregoing resolutions, including, without limitation, the negotiation of the Business Combination Agreement, the Additional Agreements and the Transactions, including without limitation the Merger, or otherwise, be and each of them hereby is adopted, ratified, confirmed and approved in all respects, and that such actions shall be binding upon the Company to the same extent as if authorized by this resolution; and

RESOLVED, that any person dealing with any Authorized Officer in connection with any of the foregoing matters shall be conclusively entitled to rely upon the authority of such officer and by his execution of any document, agreement or instrument, the same shall be a valid and binding obligation of the Company enforceable in accordance with its terms.

[Signature Pages Follow]

Annex D-4

This Action by Written Consent may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Any copy, facsimile or other reliable reproduction of this Action by Written Consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction is a complete reproduction of the entire original writing. This Action by Written Consent shall be filed with the minutes of the proceedings of the stockholders of the Company.

STOCKHOLDERS:

(Print Stockholder Name)
Date:	By:
Name:
Title:

Annex D-5

Annex E

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on February 28, 2025 by and between Helix Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), and [each of] the subscriber part[y][ies] set forth on the signature page hereto ([each a/the] “Subscriber”).

RECITALS

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Company is entering into a business combination agreement (the “Business Combination Agreement”) with TheRas, Inc. (doing business as BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT”), and Helix II Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which (and subject to the terms and conditions set forth therein) the Company will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Domestication”), and, promptly thereafter, Merger Sub will merge with and into BBOT, with BBOT surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”, and together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), and in connection therewith the Company shall change its name to a name reasonably determined by BBOT;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company, on the terms and subject to the conditions contained in this Subscription Agreement, following the Domestication and immediately prior to or substantially concurrently with the consummation of the Transactions, that number of shares (the “Subscribed Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), obtained by dividing the Subscriber’s aggregate purchase price of $[•] (the “Purchase Price”) by the Redemption Price (as defined in the Company’s amended and restated memorandum and articles of association, as in effect on the date hereof, without amendment or other modification hereafter) (the “Per Share Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;

WHEREAS, the Company and Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”); and

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements”) substantially similar to this Subscription Agreement with certain other investors (the “Other Subscribers”) pursuant to which each such Other Subscriber has agreed to purchase shares of Common Stock at the Closing (as defined below) at the same Per Share Price as the Subscriber, with an aggregate purchase price of approximately $261,000,000, inclusive of the Purchase Price.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

AGREEMENT

Section 1. Subscription; No Fractional Shares. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber, severally and not jointly with any other Subscriber, hereby agrees to subscribe for and purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Subscriber and the Company acknowledge that, as a result of the Domestication, the Subscribed Shares will be shares of common stock of a Delaware corporation and will not be ordinary shares of a Cayman Islands exempted company. No fractional shares of Common Stock shall be issued pursuant to this Subscription Agreement. The number of Subscribed Shares issued at the Closing shall be rounded down to the nearest whole number of shares of Common Stock.

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Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transactions (the “Closing Date”), following the Domestication and immediately prior to or substantially concurrently with the consummation of the Transactions and it is conditioned upon the satisfaction or waiver of the conditions set forth in this Section 2.

(b) At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Company shall deliver or cause to be delivered written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) the wire instructions for delivery of the Purchase Price to an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice, and (iii) the expected number of Subscribed Shares. No later than two (2) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the Escrow Account and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8 (and any required attachments thereto). Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company. The Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company [(and it does so hereby inform the Company)] (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: Subscriber shall deliver as soon as practicable on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to an account to be specified by the Company against delivery by the Company to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. As promptly as practicable after the Closing, the Company shall provide Subscriber updated book-entry statements from the Company’s transfer agent reflecting the change in name of the Company to occur in connection with the Closing. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) instruct the Escrow Agent to return the Purchase Price to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber (or, in the case of a Subscriber that has elected the alternate settlement provisions above, the Company shall return the Purchase Price so delivered by Subscriber to the Company), and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth herein, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Escrow Account or to the Company, as applicable, in accordance with this Section 2 following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York or the Cayman Islands.

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(c) The Closing shall be subject to the satisfaction on the Closing Date, or written waiver by each of the parties hereto, of each of the following conditions:

(i)     the Common Stock (including the Subscribed Shares) shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”), subject only to official notice of issuance and no suspension of the qualification of the Common Stock for offering or sale or trading on Nasdaq and, to the knowledge of the Company, no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

(ii)    all conditions precedent to the closing of the Transactions set forth in Article IX of the Business Combination Agreement, including all necessary approvals of the Company’s shareholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived (other than those conditions which, by their nature, are to be satisfied only at the closing of the Transactions pursuant to the Business Combination Agreement), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing; and

(iii)   no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining, enjoining, or prohibiting consummation of the transactions contemplated hereby, and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or written waiver by the Company of the additional conditions that, on the Closing Date:

(i)     all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations or warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations or warranties shall be true and correct in all respects) as of such earlier date, in each case without giving effect to the consummation of the Transactions; and

(ii)    Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or written waiver by Subscriber of the additional conditions that, on the Closing Date:

(i)     except to the extent consented to in writing by Subscriber, the Business Combination Agreement shall not have been amended, modified, or supplemented, and no condition shall have been waived thereunder, in each case, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Subscription Agreement;

(ii)    all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), in each case, without giving effect to the consummation of the Transactions;

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(iii)   no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons);

(iv)   all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq and any stockholder approval required by the rules and regulations of Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

(v)    the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(vi)   the Company shall have received cash and cash equivalents from the issuance and sale of shares of Common Stock pursuant to this Subscription Agreement and the Other Subscription Agreements in an aggregate amount of not less than $200 million; and

(vii)  there has not occurred any Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of this Subscription Agreement that is continuing.

(f) Prior to or at the Closing, Subscriber shall deliver or cause to be delivered to the Company all such other information as is reasonably requested and necessary in order for the Company to issue the Subscribed Shares to Subscriber.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a) The Company (i) is duly incorporated, validly existing as a company and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, the Other Subscription Agreements, and the Business Combination Agreement (collectively, the “Transaction Documents”), and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (i) the business, financial condition, or results of operations of the Company, (ii) the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares, or (iii) the Company’s ability to consummate the Transactions.

(b) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or applicable federal and state securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation.

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(c) Each of the Transaction Documents has been duly authorized, executed and delivered by the Company, and, assuming the due authorization, execution and delivery of the same by the applicable counterparties, each Transaction Document shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies.

(d) The execution and delivery of the Transaction Documents, the performance by the Company of its obligations under this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) assuming the accuracy of the representations and warranties of Subscriber in Section 4, any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity or enforceability of the Subscribed Shares or the ability or legal authority of the Company to comply in all material respects with this Subscription Agreement.

(e) Assuming the accuracy of the representations and warranties of Subscriber in Section 4, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable federal and state securities laws, (ii) the filing of the Registration Statement (as defined below) with the Commission pursuant to Section 5 below, (iii) those required by Nasdaq, including with respect to obtaining shareholder approval, (iv) those required to consummate the Transactions as provided under the Business Combination Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, in connection with the Transactions, and (vii) those of which the failure to obtain would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except for such matters as have not had or would not be reasonably expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on their behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Section 4(a)(2) under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act. Neither the Company nor any person acting on its behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

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(i) Except for Leerink Partners LLC, Morgan Stanley & Co. LLC, Cantor Fitzgerald & Co., Oppenheimer & Co. Inc., and any additional placement agents engaged by the Company (collectively, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(j) (i) As of their respective dates, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, each report, form, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder as in effect as of the time of filing; (ii) none of the SEC Reports, when filed, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the financial statements of the Company included in the SEC Reports, when filed, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly presented in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments; (iv) the Company has filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of securities with the Commission through the date of this Subscription Agreement; and (v) there are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. A copy of each SEC Report is available to Subscriber via the Commission’s EDGAR system.

(k) As of the date of this Subscription Agreement, the authorized share capital of the Company is $55,500 divided into (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, of which 18,909,000 shares are issued and outstanding as of the date of this Subscription Agreement (the “Cayman Class A Shares”), (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share, of which 4,600,000 shares are issued and outstanding as of the date of this Subscription Agreement, and (iii) 5,000,000 preference shares, par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Subscription Agreement (the securities described in clauses (i), (ii) and (iii) collectively, the “Company Securities”). The foregoing represents all of the issued and outstanding Company Securities as of the date of this Subscription Agreement. All issued and outstanding Company Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable law, including federal and state securities laws, and all requirements set forth in (1) the Company’s Amended and Restated Memorandum and Articles of Association, as amended from time to time (the “Company Constitutional Documents”), and (2) any other applicable contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable law, the Company Constitutional Documents or any contract to which the Company is a party or otherwise bound. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Company Securities or other equity interests in the Company or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, other than the subsidiaries formed to consummate the Transactions, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than as contemplated by the Business Combination Agreement and the other agreements and arrangements referred to therein.

(l) There are no securities issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscribed Shares or the Common Stock to be issued pursuant to the Other Subscription Agreements or securities to be issued pursuant to the Business Combination Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

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(m) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law or regulation, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(n) The Company has not entered into any side letter or similar agreement or understanding (written or oral) with any Other Subscriber or other investor relating to or modifying such Other Subscriber’s or other investor’s direct or indirect investment in the Company, other than the Other Subscription Agreements and the Business Combination Agreement and other agreements and arrangements referred to therein to the extent that an Other Subscriber is a party thereto, or any side letter or similar agreement unrelated to such Other Subscription Agreements or whose terms and conditions are not more advantageous to such Other Subscriber than the terms and conditions hereunder are to Subscriber (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons). The Other Subscription Agreements reflect (i) the same Per Share Price and (ii) other terms with respect to the purchase of the Subscribed Shares that are no more favorable to the Other Subscribers thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds.

(o) The Company is not, and immediately after receipt of payment for the Subscribed Shares of the Company and consummation of the Transactions, will not be, required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(p) The issued and outstanding Cayman Class A Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission to prohibit or terminate the listing of the Cayman Class A Shares or, when registered and issued in connection with the Domestication, the Common Stock, or to deregister the Cayman Class A Shares of the Company under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Cayman Class A Shares under the Exchange Act other than in connection with the Domestication and subsequent registration under the Exchange Act of the Common Stock. Upon the consummation of the Transactions, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on Nasdaq, subject only to official notice thereof.

(q) The Company acknowledges that there have been no, and in issuing the Subscribed Shares the Company is not relying on any, representations, warranties, covenants and agreements made to the Company by Subscriber, any of its officers, directors, trustees, investment adviser or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated in this Subscription Agreement.

(r) There has been no action taken by the Company, or, to the knowledge of the Company, any officer, director, equityholder, manager, employee, agent or representative of the Company, in each case, acting on behalf of the Company, in violation of any applicable Anti-Corruption Laws (as herein defined). The Company has not (i) been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or (iii) received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(s) The Company and its representatives currently and for the five years prior to the date hereof have been in compliance with Anti-Corruption Laws and applicable laws related to (i) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (ii) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”), (iii) anti-boycott regulations, as administered by the U.S. Department of Commerce, and (iv) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

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(t) Neither the Company nor its subsidiaries nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any agent or representative of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a person that is (i) the subject or target of economic or financial sanctions, trade embargos or restrictions administered, enacted or enforced by any governmental authority (collectively, “Sanctions”); (ii) designated on any Sanctions or similar lists administered by a governmental authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant governmental authority, as amended from time to time, or any person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria; or (iv) an officer or employee of any governmental authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor, to the knowledge of the Company, any representative of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a person who is the target of any Sanctions, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive Sanctions, (B) to the knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any Export Control Laws, or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(u) Neither the Company nor any of its subsidiaries has, and to its knowledge no one acting on its or their behalf, has (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Subscribed Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Subscribed Shares, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clause (i), stabilizing transactions by the underwriters of the Company’s initial public offering, and, in the case of clauses (ii) and (iii), compensation paid to the Placement Agents in connection with the placement of the Subscribed Shares and the deferred underwriting commissions Leerink Partners will receive in connection with the Company’s IPO.

(v) The Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended (the “Code”), a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(w) Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any court, governmental authority or arbitrator outstanding against the Company.

(x) When the Subscribed Shares are issued pursuant to this Subscription Agreement, the Common Stock will be eligible for clearing through The Depository Trust Company (the “DTC”) through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company will be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock. The Company’s transfer agent will be a participant in DTC’s Fast Automated Securities Transfer Program.

(y) Pursuant to 31 CFR part 850, which implements Executive Order 14105 of August 9, 2023, “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” and is administered by the Office of Investment Security, U.S. Department of the Treasury, the Company represents and warrants that it is not: (i) a “covered foreign person” within the meaning of 31 CFR § 850.209; or (ii) engaging in, or planning to engage in, a “covered activity” within the meaning of 31 CFR § 850.208.

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Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance by Subscriber of this Subscription Agreement, the purchase of the Subscribed Shares, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (b) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or (c) an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act), satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, an institutional accredited investor, or an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act) satisfying the requirements set forth on Annex A and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto), and (iv) is an “institutional account” as defined by FINRA Rule 4512(c). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the equity owners are accredited investors.

(e) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Subscribed Shares have not been registered under the Securities Act and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares will be “restricted securities” within the meaning of the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book-entry statements representing the Subscribed Shares shall contain the restrictive legend set forth in Section 4(t). Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily resell, transfer, offer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer,

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pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), absent a change in law, receipt of regulatory no-action relief or an exemption, until at least one year from the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, BBOT, the Placement Agents, any of their respective affiliates or control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Company was based on projections prepared by BBOT, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that certain financial information (whether historical, audited, unaudited or otherwise, or in the form of projections) was prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Subscriber further acknowledges that no disclosure or offering document has been prepared or reviewed by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Subscribed Shares, and the Placement Agents and their respective affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agents and their respective affiliates have made no independent investigation with respect to the Company, Merger Sub, BBOT the Subscribed Shares, the Subscription or the Transactions or the accuracy, completeness or adequacy of any information supplied to the Placement Agents by the Company, Merger Sub or BBOT. Subscriber acknowledges that in connection with the issuance and sale of the Subscribed Shares, no Placement Agent has acted as a financial advisor or fiduciary to any Subscriber. None of the Placement Agents or any of their respective directors, officers, employees, partners, agents, representatives or controlling persons has made any independent investigation with respect to the Company, BBOT, Merger Sub, the Subscribed Shares or the completeness or accuracy of any information provided to the Subscriber. Subscriber acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Subscribed Shares or as to the other matters referred to herein. Subscriber agrees that none of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares. Subscriber further acknowledges that Subscriber has not relied upon the Placement Agents in connection with Subscriber’s due diligence review of the offering of the Subscribed Shares and of the Company, BBOT and Merger Sub. In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received or had access to, and had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and the Transactions (including BBOT and its subsidiaries (collectively, the “Acquired Companies”)), and made its own assessment and is satisfied concerning the relevant financial, tax, and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has had an opportunity to review the Company’s SEC Reports. Subscriber acknowledges and agrees that the Placement Agents and any of their respective affiliates (i) have not provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired; (ii) have not made and will not make any representation, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Subscription, the Transactions, the Company, the Acquired Companies, the quality or value of the Subscribed Shares, any of the documents furnished pursuant therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or the business, condition (financial and otherwise), management, operations, properties or prospects of, or any other matter concerning, the Company, BBOT, Merger Sub, the Subscription or the Transactions; (iii) may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it; and (iv) may have existing or future business relationships with the Company, BBOT and Merger

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Sub (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom. The Subscriber further acknowledges and agrees that the Company’s affiliates and/or Placement Agents and/or their respective affiliates may now or in the future own securities of the Company and may purchase securities in connection with the Transactions.

(g) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company and/or BBOT, or their respective representatives or affiliates, or by means of contact from the Placement Agents, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company and/or BBOT, or their respective affiliates, or between Subscriber and the Placement Agents. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general advertising or, to the Subscriber’s knowledge, general solicitation, including methods described in section 502(c) of Regulation D and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Subscriber acknowledges and agrees that (a) it has been informed that, in connection with the Transactions, (i) Leerink Partners LLC is acting as lead capital markets advisor and placement agent to the Company, (ii) Morgan Stanley & Co. LLC, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. are acting as placement agents to the Company and (iii) any additional placement agents engaged by the Company or BBOT in connection with the Subscription may act as placement agents or advisors to the Company or BBOT after the date of this Subscription Agreement, (b) the Placement Agents are not acting as an underwriter or in any other capacity in connection with the Subscription and (c) Leerink Partners will receive deferred underwriting commissions in connection with the Company’s IPO (as defined below). Subscriber waives and releases any claim that it or its affiliates may have against any Placement Agent and its affiliates and any control persons, officers, directors, employees, partners, agents or representatives of that Placement Agent and its affiliates with respect to any actual or perceived conflict of interest that may arise from such Placement Agent’s engagements as indicated in the immediately preceding sentence, in the context of such Placement Agent’s engagement by the Company as its placement agent or lead capital markets advisor in connection with the Subscription. The Company is solely responsible for paying any fees or other commission owed to the Placement Agents in connection with the Subscription or the Transactions.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Reports. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber is an institutional account as defined in FINRA Rule 4512(c), and/or is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscribed Shares (A) are fully consistent with its financial needs, objectives and condition, (B) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (C) have been duly authorized and approved by all necessary action and (D) is a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares. Subscriber understands and acknowledges that it has been informed that the purchase and sale of the Subscribed Shares hereunder meets the institutional customer exemption under FINRA Rule 2111(b).

(j) Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss of its investment exists. Subscriber will not look to the Placement Agents for all or part of any such loss or losses that Subscriber may suffer, is able to sustain a complete loss on its investment in the Subscribed Shares, has no need for liquidity with respect to its investment in the Subscribed Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Subscribed Shares.

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(k) Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Company, the Placement Agents, BBOT, or any of their respective agents or affiliates has offered Subscriber any tax advice relating to Subscriber’s investment in the Subscribed Shares, or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Subscriber’s investment in the Subscribed Shares.

(l) Subscriber understands and agrees that no federal or state agency, securities commission or similar regulatory authority has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with this Subscription Agreement), a Sanctioned Person (as defined below). Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required by applicable law, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Prohibited Parties. Subscriber further represents and warrants that, to the extent required by applicable law, the Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity that is: (i) the subject or target of Sanctions, (ii) a Prohibited Party; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria.

(n) Subscriber, together with any of its affiliates holding the Subscribed Shares or other securities of the Company, are not currently (and at all times through Closing will refrain from being or becoming) members of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company or BBOT (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a “group” consisting of Subscriber and any such affiliates and persons controlling Subscriber and any such affiliates.

(o) During the period commencing as of the time that Subscriber was first contacted by the Company, a Placement Agent or any other person regarding the transactions contemplated by this Subscription Agreement and ending immediately prior to the execution of this Subscription Agreement, Subscriber has not entered into any short sales (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth in the first sentence of this subsection shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares.

(p) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares by Subscriber hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing, in each case as a result of the purchase by Subscriber of Subscribed Shares hereunder.

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction

Annex E-12

provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has been relied on as the Plan’s fiduciary, or has been relied on by Subscriber for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(r) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(s) No broker or finder has acted on behalf of Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such way as to create any liability on the Company.

(t) Subscriber acknowledges and agrees that the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

Section 5. Registration Rights.

(a) The Company shall submit or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares and naming the Subscriber as a selling stockholder thereunder (the “Registration Statement”) no later than thirty (30) calendar days after the Closing (such deadline the “Filing Deadline”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 7th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next business day on which the Commission is open for business, provided, further, however, that the Company’s obligations to include Subscriber’s Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in a completed questionnaire in customary form to the Company that contains the information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares (which shall be limited to non-underwritten public offerings) (collectively, the “Subscriber Information”) as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. Any failure by the Company to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 5. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act.

Annex E-13

(b) The Company will provide a copy of such portions of the draft of the Registration Statement that include Subscriber Information to Subscriber for review and comment at least two (2) business days in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. With respect to the Subscriber Information, the Company shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c) In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve the Company of its obligation to register for resale the Subscribed Shares at a later date.

(d) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to, at its expense, cause such Registration Statement to remain effective with respect to Subscriber, keep any qualification, exemption or compliance under state securities laws which the Company determines to obtain continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of (i) four years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale, the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144; provided, that the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) (A) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or (B) that, as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will promptly discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or any other applicable exemption to the registration requirements under the Securities Act) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality). If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary herein, the Company shall use its commercially reasonable efforts to cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of the Subscriber in connection with any sale of Subscribed Shares with respect to which the Subscriber has entered into a contract for sale, prior to the Subscriber’s receipt of the notice of a Suspension Event and for which the Subscriber has not yet settled.

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(e) If the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by Subscriber, any other shares of Common Stock by any Other Subscribers or shares of Common Stock by any other selling stockholder named in the Registration Statement, the Company will promptly notify Subscriber of such event, and such Registration Statement shall register for resale such number of shares of Common Stock which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of shares of Common Stock to be registered for Subscriber, such Other Subscriber or other selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders (or as otherwise directed by the Commission) and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall use commercially reasonable efforts to amend the Registration Statement or file with the Commission and cause to be declared effective, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Registrable Securities (as defined below) that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. Any such amended or new registration statement(s) shall be deemed to be a “Registration Statement” and all provisions of Section 5 shall apply with respect thereto.

(f) In the case of a registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. The Company shall advise Subscriber as promptly as practicable, but in no event later than five (5) Business Days following or such earlier date as indicated:

(i)     when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii)    of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information with respect to the Subscriber;

(iii)   of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose within two (2) Business Days of the Company’s notice of such event;

(iv)   within two (2) Business Days of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)    subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, non-public information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in clauses (i) through (v) above may constitute material, non-public information regarding the Company.

(g) The Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(h) Except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(i) The Company shall use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed.

(j) The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares required hereby and to provide all customary and reasonable cooperation necessary to enable Subscriber to resell the Subscribed Shares pursuant to the Registration Statement.

(k) For purposes of this Section 5, “Subscribed Shares” shall be deemed to include, as of any date of determination, the Subscribed Shares and any equity security issued or issuable with respect to such Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Subscriber” shall mean the Subscriber or any affiliate of the Subscriber or other person to whom the rights under this Section 5 shall have been assigned.

Section 6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (in each case, except for those provisions expressly contemplated to survive such termination), upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; (c) if, on the Closing Date of the Transactions, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing; or (d) if the Closing has not occurred by October 31, 2025 (the “Outside Closing Date”) (provided that, if the SEC has not declared the Registration Statement (as defined in the Business Combination Agreement) effective on or prior to September 30, 2025, the Outside Closing Date shall be automatically extended to December 31, 2025); provided, that nothing herein will relieve any party from liability for any willful breach hereto prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Business Combination Agreement promptly after the termination thereof. Upon the termination of this Subscription Agreement in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned to Subscriber.

Section 7. Trust Account Waiver. Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated February 8, 2024, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), and (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 7 shall (x) be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account, or any monies held therein, by virtue of such Subscriber’s (i) record or beneficial ownership of Cayman Class A Shares acquired by means other than pursuant to this Subscription Agreement or (ii) redemption rights in connection with the Transactions with respect to any Cayman Class A Shares owned by such Subscriber or limit Subscriber’s right to distributions from the Trust Account in accordance with the Company Constitutional Documents in respect of the Cayman Class A Shares acquired by any means other than pursuant to this Subscription Agreement, (y) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief or (z) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account.

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Section 8. Indemnity.

(a) To the extent Subscriber is named as a selling stockholder under any Registration Statement, the Company shall indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, trustees, officers, partners, members, managers, stockholders, affiliates, employees, advisers and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) that arise out of or are caused by, based upon, arising out of or relating to (i) any untrue or alleged untrue statement of material fact contained in such Registration Statement, any prospectus included in such Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto, or document incorporated therein by reference, (ii) or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances in which they were made) not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state securities laws or rule or regulation thereunder, in connection with the performance of its obligations under Section 5 of this Subscription Agreement, except insofar as such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b) To the extent permitted by law, and in connection with any Registration Statement in which Subscriber is participating as a selling stockholder, Subscriber agrees, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, to indemnify and hold harmless the Company and its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, any prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances in which they were made) not misleading, but only to the extent that such untrue statement, alleged untrue statement, omissions, or alleged omission is caused by or contained in any Subscriber Information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 8 shall not apply to amounts paid in settlement of any such losses, charges, claims, damages, liabilities, costs and expenses if such settlement is effected without the consent of Subscriber. In no event shall the liability of Subscriber payable by way of indemnity or contribution under this Section 8(b) or under Section 8(e) be greater than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification or contribution obligation.

(c) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (2) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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(d) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, trustee, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement. The indemnified parties are express third party beneficiaries of this Section 8, entitled to enforce their rights under this Section 8 as if party hereto.

(e) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, charges, claims, damages, liabilities, costs and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, charges, claims, damages, liabilities, costs and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by or on behalf of (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution by Subscriber pursuant to this Section 8(e) (together with any indemnity under Section 8(b)) shall be no greater than the amount of net proceeds received by such Subscriber from the sale of such Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to this obligation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

Section 9. Company’s Covenants.

(a) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend set forth in Section 4(t) (including its legal fees or costs of its legal counsel).

(b) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of the Company to the public without registration, the Company agrees, for so long as Subscriber holds Subscribed Shares, to:

(i)     use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and

(ii)    use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(c) While the Registration Statement is effective, the Company shall cause its counsel, or counsel acceptable to the transfer agent, to issue to the transfer agent a “blanket” legal opinion to allow the legend on the Registrable Securities to be removed upon a bona fide sale of such Subscribed Shares pursuant to the effective Registration Statement in accordance with this Section 9. Upon request, the Company shall provide the Subscriber with contact

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information for the person responsible for the Company’s account at the transfer agent to facilitate transfers made pursuant to this Section 9. The Company shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend set forth in Section 4(u) (including its legal fees or costs of its legal counsel).

Section 10. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) Subscriber acknowledges that the Company, the Placement Agents and following the Closing Date, BBOT will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 10(b) shall not give the Company, BBOT or the Placement Agents any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

(c) Each of the Company, BBOT, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.

(d) Each of the Company and Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Subscriber agrees that none of the Placement Agents shall be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the Transactions and the purchase and sale of the Subscribed Shares hereunder. On behalf of Subscriber and its affiliates, Subscriber releases the Placement Agents in respect of any Losses related to the Transactions and the purchase and sale of Subscribed Shares hereunder. Subscriber agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or other forum which relates to, may arise out of, or is in connection with, the Transactions and the purchase and sale of the Subscribed Shares hereunder. This undertaking is given freely and after obtaining independent legal advice.

(f) Subscriber hereby agrees that it shall not execute any short sales (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind (other than pledges in the ordinary course of business as part of prime brokerage arrangements) directly with respect to the Subscribed Shares during the period from the date of this Subscription Agreement through the Closing or the earlier termination of this Subscription Agreement. Notwithstanding anything to the contrary set forth herein, (i) nothing in this Section 10(f) shall prohibit any entities under common management or that share an investment adviser with Subscriber from entering into any short sales or engaging in other hedging transactions; (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, this Section 10(f) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement; (iii) nothing

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herein shall prohibit Subscriber from engaging in derivative transactions of any kind, including, but not limited to, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis) and sales and other transactions through U.S. broker dealers or non-U.S. broker dealers or foreign regulated brokers; (iv) nothing herein shall prohibit any sale (including the exercise of any redemption right) of securities of the Company (x) held by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates prior to the execution of this Subscription Agreement or (y) purchased by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates after the execution of the Subscription Agreement; or (v) nothing herein shall prohibit ordinary course hedging transactions so long as the sales or borrowings relating to such hedging transactions are not settled with the Subscribed Shares subscribed for hereunder and the number of securities sold in such transactions does not exceed the number of securities owned or subscribed for at the time of such transactions. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any, and the registration rights set forth in Section 5 in connection with the transfer of any Subscribed Shares) may be transferred or assigned, subject to the provisions of the last sentence of this paragraph. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager/adviser who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that such affiliate or other person executes a joinder to this Subscription Agreement, such joinder to be in form and substance reasonably satisfactory to the Company, and no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless otherwise expressly agreed in writing by the Company.

(h) All the representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereunder shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(i) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested to the extent reasonably available and to the extent consistent with Subscriber’s internal policies and procedures, provided that the Company agrees to keep such information confidential. Subscriber acknowledges that the Company may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or a registration statement of the Company.

(j) This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought. Additionally, Section 3, Section 4, Section 10(l) and this Section 10(j) of this Subscription Agreement may not be amended, modified, supplemented or waived without the written consent of each Placement Agent.

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(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns, except that (i) the Placement Agents shall be third-party beneficiaries to the representations, warranties, opinions, understandings and undertakings made by the Company, BBOT and their respective counsel and to the representations and warranties made by the Subscriber in this Subscription Agreement and (ii) as set forth in Section 5, Section 8, Section 10(b), Section 10(c), Section 10(j), and this Section 10(l) with respect to the persons specifically referenced therein.

(m) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and (ii) immediate and irreparable harm or damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in the Designated Courts pursuant to Section 10(s), this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 10(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

Annex E-21

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 10(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

(u) If any change in the Common Stock shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, sub-division (including consolidation) or combination, exchange or readjustment of shares, or any share dividend, the number of Subscribed Shares issued to Subscriber and the Per Share Price shall be appropriately adjusted to reflect such change.

(v) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of this Subscription Agreement, the Other Subscription Agreements, the Business Combination Agreement, the transactions contemplated hereby and thereby, the Transactions and any other material, non-public information that the Company, the Placement Agents, or BBOT has provided to Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance or filing of the Disclosure Document, to the Company’s knowledge, Subscriber and its affiliates (provided, that each of Subscriber and its affiliates is not, or is not an affiliate of any person who is, an existing investor in BBOT) shall not be in possession of any material, non-public information received from the Company or any of its officers, directors, employees or agents, including, without limitation, the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents, or any of their respective affiliates in connection with the Transactions. Except with the express written consent of Subscriber and unless prior thereto Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Company or the Transactions from and after the filing of the Disclosure Document. The Company understands and confirms that the Subscriber and its affiliates will rely on the foregoing representations in effecting transactions in the securities of the Company. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not and

Annex E-22

shall not cause the Placement Agents and BBOT to (i) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers, if applicable, in any press release, without the prior written consent of Subscriber and (ii) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law, regulatory agency or under the regulations of Nasdaq and (B) as expressly contemplated by Section 5(a) of this Subscription Agreement, in each of which case, the Company shall provide Subscriber with prior written notice of such disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates that is required for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

(w) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, BBOT or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow]

Annex E-23

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

helix acquisition corp. ii
By:
Name:	Bihua Chen
Title:	Chairperson and Chief Executive Officer
Address for Notices:
c/o Cormorant Asset Management, LP 200 Clarendon Street, 52nd Floor Boston, MA 02116
Email: with a copy (not to constitute notice) to: White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Attn: Joel Rubinstein Email: joel.rubinstein@whitecase.com

[Signature Page to Subscription Agreement]

Annex E-24

By:	[SUBSCRIBER]
Name:
Title:
Address for Notices:

Email:
Name in which shares are to be registered:
Price Per Subscribed Share:	To equal the Redemption Price

Aggregate Purchase Price:	$___________________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the Escrow Account specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

Annex E-25

Annex A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)
☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)
☐	Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

B.	ACCREDITED INVESTOR STATUS (Please check the box)
☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

**OR**

C.	ACCREDITED INVESTOR STATUS (Please check the box)
☐	Subscriber is an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act).

**AND**

D.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the “Act”), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

Annex E-26

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;
☐

Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐	Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person.

This Annex should be completed by Subscriber and constitutes a part of the Subscription Agreement.

Annex E-27

Annex F

FORM OF NON-REDEMPTION AGREEMENT

THIS NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of February 28, 2025, is made by and between Helix Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), and the undersigned shareholder (the “Holder”).

RECITALS

WHEREAS, substantially concurrently with the execution of this Agreement, the Company is entering into a business combination agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), with TheRas, Inc. (doing business as BridgeBio Oncology Therapeutics) (“BBOT”) and Helix II Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which (and subject to the terms and conditions set forth therein) the Company will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Domestication”), and, promptly thereafter, Merger Sub will merge with and into BBOT, with BBOT surviving the merger as a wholly-owned subsidiary of the Company (the “Merger,” and together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, the Company’s amended and restated memorandum and articles of association (the “Articles”) provides that a shareholder of the Company may redeem its Class A ordinary shares, par value $0.0001 per share (whether they were purchased in the Company’s initial public offering or thereafter in the open market) (the “Public Shares”), in connection with the consummation of the Transactions, on the terms set forth in the Articles (“Redemption Rights”); and

WHEREAS, Holder wishes to waive its Redemption Rights with respect to [•] Public Shares held by it and/or its controlled affiliates as of the date hereof (the “Holder’s Shares”), to agree to hold the Holder’s Shares through the consummation of the Transactions (the date that the Transactions are consummated, the “Closing Date”), and to agree to vote the Holder’s Shares in favor of the Transactions and related matters set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual acknowledgments, understandings, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Holder hereby agree as follows:

1.    Representations and Warranties of Holder. Holder represents and warrants that:

(a) Holder and/or certain of its controlled affiliates beneficially own the Holder’s Shares.

(b) Holder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been authorized, duly executed and delivered by Holder and, assuming due authorization and execution by the Company, constitutes the valid and binding agreement of Holder, enforceable against Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(c) The execution and delivery of this Agreement by Holder do not, and the performance by Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Holder (if applicable) or applicable law to which Holder or the Holder’s Shares is subject, or (ii) require any consent or approval that has not been given or other action that has not been taken by any person (including under any contract binding upon Holder or any Holder’s Shares), in each case, to the extent such consent, approval, or other action would prevent, enjoin or materially delay the performance by Holder of its obligations under this Agreement.

(d) As of the date of this Agreement, (i) there is no action, claim, suit, audit, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any governmental authority pending against Holder or, to the knowledge of Holder, threatened against Holder and (ii) Holder is not a party to or subject to the provisions of

Annex F-1

any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, in each case, that questions the beneficial or record ownership of the Holder’s Shares or the validity of this Agreement or would reasonably be expected to prevent or materially delay, impair or adversely affect the performance by Holder of its obligations under this Agreement.

(e) The Holder is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Agreement and the transactions contemplated hereby. Holder is also capable of assuming, and assumes, the risks of this Agreement and the transactions contemplated hereby. Holder is a sophisticated investor, capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. The Holder has adequately analyzed and fully considered the risks of this Agreement and the transactions contemplated hereby and has determined that the transactions contemplated by this Agreement are suitable for the Holder and that the Holder is able at this time and in the foreseeable future to bear the economic risk of a total loss of its investment in the Company. The Holder acknowledges specifically that a possibility of total loss of its investment exists.

2.    Waiver of Redemption Rights.

(a) Holder acknowledges that it has Redemption Rights with respect to the Holder’s Shares pursuant to the Articles. Holder hereby irrevocably and unconditionally covenants and agrees, for the benefit of the Company, that neither it nor any of its controlled affiliates shall exercise any Redemption Rights under the Articles with respect to the Holder’s Shares at any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought.

(b) Holder shall not directly or indirectly Transfer the Holder’s Shares at any time during the period beginning on the date hereof and ending on the earlier of (x) the Closing Date, (y) the termination of the Business Combination Agreement in accordance with its terms and (z) the termination of this Agreement in accordance with Section 5(a). As used herein, “Transfer” or “Transferred” shall mean the following: (i) sale of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) promulgated thereunder with respect to, any of the Holder’s Shares; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Holder’s Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Holder’s Shares or other securities, in cash or otherwise or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding anything to the contrary set forth herein, (i) nothing in this Section 2(b) shall prohibit any entities under common management or that share an investment adviser with Holder from effecting any Transfer of securities of the Company; and if Holder is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Holder’s assets, this Section 2(b) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into this Agreement. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Holder’s Shares may be pledged by Holder in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Holder effecting a pledge of the Holder’s Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that, if true, the Holder’s Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

Annex F-2

(c) In furtherance of the covenants in Sections 2(a) and 2(b): (x) Holder hereby irrevocably and unconditionally waives, on behalf of itself and its controlled affiliates, the Redemption Rights, and irrevocably and unconditionally constitutes and appoints the Company and its designees, with full power of substitution, as its (and its controlled affiliates’) true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to revoke any redemption election made in contravention of Section 2(a) above with respect to any Holder’s Shares and to cause the Company’s transfer agent to fail to redeem such Holder’s Shares, (y) Holder shall deliver such documentation as is reasonably requested by the Company to evidence that none of the Holder’s Shares have been redeemed or Transferred, and (z) in the event of a breach of Section 2(a) or 2(b) with respect to any Holder’s Shares (the “Transferred/Redeemed Shares”), Holder irrevocably and unconditionally agrees to, or to cause one or more of its affiliates to, subscribe for and purchase from the Company (or from its assignee(s) or designee(s)) prior to the Domestication a number of Class A ordinary shares of the Company equal to the number of such Transferred/Redeemed Shares, for a per share purchase price equal to the amount to be received by public shareholders of the Company exercising their Redemption Rights in connection with the Transactions.

(d) The Company acknowledges and agrees that the Holder and/or its controlled affiliates may own additional Public Shares in excess of the Holder’s Shares (the “Other Shares”) and that nothing herein shall restrict any rights of the Holder with respect to such Other Shares including, without limitation, the Redemption Rights or to otherwise exercise any right with respect to such Other Shares or to Transfer or vote such Other Shares.

3.    Agreement to Vote.

(a) At any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, Holder and its controlled affiliates shall appear at each such meeting or otherwise cause all of the Holder’s Shares to be counted as present thereat for purposes of calculating a quorum and vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of such Holder’s Shares (i) in favor of the Business Combination Agreement, the Domestication and Merger and each other proposal brought by the Company in connection with the Transactions and (ii) in favor of any proposal brought by the Company to adjourn or postpone the shareholder meeting called in connection with the Transactions.

(b) Holder (i) shall not enter into, at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Holder’s Shares and (ii) shall not grant, at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Holder’s Shares that is inconsistent with this Agreement.

4.    Covenants of the Holder. Holder hereby agrees to permit the Company to publish and disclose Holder’s identity, ownership of the Holder’s Shares and any Other Shares and the nature of Holder’s commitments, arrangements and understandings under this Agreement and a copy of this Agreement, in (a) the registration statement, proxy statement, prospectus, and other proxy materials filed by the Company with the SEC in connection with the Transactions, (b) any Form 8-K and/or any periodic report filed by the Company with the SEC in connection with the execution and delivery of this Agreement, or in connection with the Transactions, and (c) any other documents or communications provided by the Company or the Company to any governmental authority, stock exchange, or to the Company’s shareholders, in each case, to the extent required by the federal securities laws or the SEC or any other securities authorities. Holder agrees that it shall not, and shall cause its affiliates not to, indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement. Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable law to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein. While this Agreement is in effect, Holder shall not (x) enter into any agreement that would restrict, limit or interfere with the performance of Holder’s obligations hereunder or (y) take any action that would make any representation or warranty of the Holder contained herein untrue or inaccurate in any material respect or have the effect of preventing or disabling Holder from performing any of its obligations under this Agreement.

5.    Miscellaneous.

(a) This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, on the earliest to occur of (i) the Closing Date, (ii) on such date and time as the Business Combination Agreement is terminated in accordance with its terms, (iii) the mutual written agreement of the parties hereto to terminate this

Annex F-3

Agreement, (iv) on the date that is 60 days after the Outside Closing Date (as defined in the Business Combination Agreement), or (v) upon the liquidation of the Company.

(b) Holder acknowledges that the Company will rely on the representations, warranties, acknowledgments, understandings and agreements contained in this Agreement. Holder agrees to promptly notify the Company if any of the representations, warranties, acknowledgments, understandings or agreements set forth herein are no longer accurate in all material respects.

(c) Each of the Company and the Holder is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Other than as specifically set forth herein, each party shall pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby.

(e) Neither this Agreement nor any rights that may accrue to Holder hereunder may be transferred or assigned by the Holder. Neither this Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned, except to BBOT in connection with the consummation of the Transactions.

(f) This Agreement may not be amended, modified, supplemented, or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement, or waiver is sought.

(g) This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(h) Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as set forth in Section 5(e), this Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

(i) Holder acknowledges that the Company has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Holder agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Agreement, and hereby irrevocably and unconditionally waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Agreement or otherwise; provided, that such release and waiver of Claims shall not include any rights or claims of Holder or any of its controlled affiliates to exercise Redemption Rights with respect to the Other Shares. In the event Holder has any Claim against the Company, Holder shall pursue such Claim solely against the Company’s assets outside the Trust Account and not against the property or any monies in the Trust Account. Holder agrees and acknowledges that such waiver is material to this Agreement and has been specifically relied upon by the Company to induce the Company to enter into this Agreement and Holder further intends and understands such waiver to be valid, binding and enforceable under applicable law.

(j) No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Annex F-4

(k) This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf), and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(l) Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (c) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to Holder, to such address or addresses set forth on the signature page hereto;

If to the Company, to:

Helix Acquisition Corp. II
c/o Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Attn: Bihua Chen
E-mail: chen@cormorant-asset.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Joel L. Rubinstein
E-mail: joel.rubinstein@whitecase.com

(m) The parties hereto acknowledge and agree that (i) this Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and (ii) immediate and irreparable harm or damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the Company shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Designated Courts pursuant to Section 5(p), this being in addition to any other remedy to which the Company is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce Holder’s obligations hereunder, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 5(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(o) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE

Annex F-5

THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

(p) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 5(l) of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Agreement or the transactions contemplated hereby.

(q) Nothing contained in this Agreement shall be deemed to vest in the Company or its subsidiaries any direct or indirect ownership or incidence of ownership of or with respect to the Holder’s Shares. All rights, ownership and economic benefits of and relating to the Holder’s Shares of the Holder shall remain fully vested in and belong to the Holder, and none of the Company or its subsidiaries shall have no authority to direct the Holder in the voting or disposition of any of the Holder’s Shares, except as otherwise provided herein.

(r) Holder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company and its subsidiaries in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

(s) If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

[Signature Page Follows]

Annex F-6

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:
HELIX ACQUISITION CORP. II
By:
Name:	Bihua Chen
Title:	Chief Executive Officer
HOLDER:
[ ]
By:
Name:
Title:
Address for Notices:
Attention:
Email:

Annex F-7

Annex G

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is dated as of [•], 2025, by and among BridgeBio Oncology Therapeutics, Inc., a Delaware corporation (the “Company”) (formerly known as Helix Acquisition Corp. II, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), Helix Holdings II LLC, a Cayman Islands limited liability company (the “Sponsor”), certain investment vehicles of Cormorant Asset Management, LP listed in the signature pages hereto (collectively, “Cormorant”), certain existing shareholders of the Company listed in the signature pages hereto (the “Helix Existing Investors”), and other persons and entities (collectively with the Sponsor, Cormorant, the Helix Existing Investors, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of February 28, 2025 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Helix II Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and TheRas, Inc. (doing business as BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT”) BBOT, pursuant to which, on [•], 2025, the Company de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, on [•], 2025, Merger Sub merged with and into BBOT (the “Merger”, and together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with BBOT surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, at the Domestication Effective Time (as defined in the Business Combination Agreement), pursuant to the Business Combination Agreement, each outstanding Class A ordinary share, par value $0.0001 per share, of the Company (the “Cayman Class A Shares”) (including Cayman Class A Shares issued upon the conversion of Class B ordinary shares, par value $0.0001 per share, of the Company immediately prior to the Domestication, but not including Cayman Class A Shares redeemed pursuant to the Company’s amended and restated memorandum and articles of association) was converted automatically into one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”); and

WHEREAS, in connection with the Transactions, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the shares of Common Stock acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, the parties agree as follows:

1.           Subject to the exceptions set forth in Section 3, each Holder shall not, without the prior written consent of the board of directors of the Company, Transfer any Lock-up Shares until the end of the Lock-up Period.

2.           As used herein:

(a)         the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date one year after the later of (x) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act of 1933, as amended) with the U.S. Securities and Exchange Commission (the “SEC”) and (y) the Closing Date.

(b)         the term “Lock-up Shares” means any shares of Common Stock held by a Holder immediately after the Domestication.

(c)         the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Shares, (ii) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any swap or

Annex G-1

other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii);

(d)         the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of Common Stock prior to the expiration of the Lock-up Period pursuant to paragraph 3; and

3.           The restrictions set forth in paragraph 1 shall not apply to:

(a)         a Transfer to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors, any members or partners of the Holder or their affiliates, any affiliates of the Holder, or any employees of such affiliates;

(b)         in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

(c)         in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(d)         in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;

(e)         in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(f)          in the case of an entity, Transfers to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(g)         in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(h)         in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;

(i)          Transfers to any other Holders, any affiliates of such other Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(j)

(k)         the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to the Company in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(l)          Transfers to the Company pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Company or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Holder’s service to the Company;

(m)        the entry, by the Holder, at any time after the Closing, of any trading plan providing for the sale of shares of Common Stock by the Holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; and

Annex G-2

(n)         Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Company’s board of directors or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

provided, however, that (A) in the case of clauses (a) through (g), the transferee(s) of such Transfer must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph 3, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

4.           For the avoidance of doubt, each Holder shall retain all of its rights as a stockholder of the Company with respect to the Lock-up Shares during the Lock-Up Period, including the right to vote any Lock-up Shares that are entitled to vote.

5.           In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-Up Period, each certificate or book-entry position evidencing the Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6.           The Company represents that it has not entered into any side letter or agreement with any Holder which provides any rights or benefits to such Holder that are materially more favorable to such Holder than the rights and benefits in this Agreement and will not enter into any such side letter or agreement unless such rights and benefits are also offered to the other Holders. The Company agrees that this Agreement shall not be amended or modified, and no terms or conditions thereof waived, in a manner that benefits any Holder, unless the terms of such amendment, modification or waiver is also offered to the other Holders.

7.           This Agreement, together with the agreements referenced herein, sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any of the agreements referenced herein may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any of the agreements referenced herein, there is no condition precedent to the effectiveness of any provision hereof or thereof.

8.           Sections 11.2 (Amendments; No Waivers; Remedies), 11.3 (Arm’s Length Bargaining; No Presumption Against Drafter) 11.4 (Publicity), 11.6 (No Assignment or Delegation), 11.7 (Governing Law), 11.8 (Waiver of Jury Trial), 11.9 (Submission to Jurisdiction), 11.10 (Counterparts; Facsimile Signatures); 11.12 (Severability); 11.13 (Further Assurances) and 11.16 (Non-Recourse) of the Business Combination Agreement are each hereby incorporated by reference into this Agreement as set forth herein (including any relevant definitions contained in any such sections), mutatis mutandis.

9.           This Agreement shall terminate on the expiration of the Lock-up Period.

[remainder of page intentionally left blank]

Annex G-3

IN WITNESS WHEREOF, each of the parties has duly executed this Lock-Up Agreement as of the date first set forth above.

COMPANY:
BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.
By:
Name:
Title:
Address for Notices:
SPONSOR:
HELIX HOLDINGS II LLC
By:
Name:
Title:
Address for Notices:
CORMORANT:
[•]
By:
Name:
Title:
Address for Notices:
HELIX EXISTING INVESTORS:

Mark C. McKenna
Address for Notices:

John Schmid
Address for Notices:

Andrew Philips
Address for Notices:

Albert A. Holman, III
Address for Notices:

[Signature Page to the Lock-Up Agreement]

Annex G-4

Annex H

FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2025, is made and entered into by and among BridgeBio Oncology Therapeutics, Inc., a Delaware corporation (the “Company”) (formerly known as Helix Acquisition Corp. II, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), Helix Holdings II LLC, a Cayman Islands limited liability company (the “Sponsor”), certain investment vehicles of Cormorant Asset Management, LP set forth on Schedule 1 hereto (collectively, “Cormorant”), certain existing shareholders of the Company (the “Helix Existing Investors”), certain former stockholders of TheRas, Inc. (doing business as BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT”), set forth on Schedule 2 hereto (such stockholders, the “BBOT Holders”) and other persons and entities (collectively with the Sponsor, Cormorant, the Helix Existing Investors, the BBOT Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, the Sponsor, and the Helix Existing Investors are party to that certain Registration Rights Agreement, dated as of February 8, 2024 (the “Original RRA”);

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of February 28, 2025 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Helix II Merger Sub, a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and BBOT, pursuant to which, on [•], 2025, the Company de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, on [•], 2025, Merger Sub merged with and into BBOT (the “Merger”), with BBOT surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, at the Domestication Effective Time (as defined in the Business Combination Agreement), pursuant to the Business Combination Agreement, each outstanding Class A ordinary share, par value $0.0001 per share, of the Company (the “Cayman Class A Shares”) (including Cayman Class A Shares issued upon the conversion of Class B ordinary shares, par value $0.0001 per share, of the Company immediately prior to the Domestication, but not including Cayman Class A Shares redeemed pursuant to the Company’s amended and restated memorandum and articles of association, Sponsor Forfeited Shares and Contribution Shares (each as defined in the Parent Support Agreement)) was converted automatically into one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”);

WHEREAS, at the Merger Effective Time, pursuant to the Business Combination Agreement, (i) each issued and outstanding share of common stock, par value $0.0001 per share (the “BBOT Common Stock”) (including shares of BBOT Common Stock issued upon the conversion of shares of preferred stock of BBOT, but not including treasury shares or shares validly submitted for appraisal) was converted automatically into a number of shares of Common Stock in accordance with the Conversion Ratio (as defined in the Business Combination Agreement), (ii) each outstanding stock option of BBOT was assumed by the Company and became an option to purchase a number of shares of Common Stock at an exercise price each determined by reference to the Conversion Ratio (the “the “Equity Awards”) covering a number of shares of Common Stock determined by reference to the Conversion Ratio;

WHEREAS, on the date hereof, certain investors purchased an aggregate of [•] shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of February 28, 2025, entered into by and between the Company and each of such investors (the “PIPE Investment”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question; and

Annex H-1

WHEREAS, the Company, the Sponsor, and the Helix Existing Investors desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company or the Board, in each case, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“BBOT” shall have the meaning given in the Preamble hereto.

“BBOT Holders” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Cormorant” shall have the meaning given in the Preamble hereto.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Equity Awards” shall have the meaning given in the Recitals hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

Annex H-2

“Helix Existing Investors” shall have the meaning given in the Preamble hereto.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Lock-up Period” shall mean (a) with respect to the Sponsor and Cormorant, the lock-up period specified in the Lock-Up Agreement, dated as of [•], 2025, by and among the Company, BBOT, the Sponsor, and Cormorant, and (b) with respect to the BBOT Holders, the lock-up period specified in the Company’s Bylaws.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock held by a Holder following the Closing that are issued in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Investment, including, for the avoidance of doubt, any shares of Common Stock (i) issued in connection with the Domestication, (ii) issued as Aggregate Merger Consideration and (iii) that are Investor Shares; (b) any shares of Common Stock that may be acquired by a Holder upon the exercise, conversion or redemption of any other security of the Company or other right to acquire Common Stock held by a Holder following the Closing that are issued or distributable in connection with the transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, the shares of Common Stock issued or issuable upon the exercise of any Equity Awards of the Company held by a Holder immediately following the Closing; (c) any outstanding shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; and (c) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without

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registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders, up to $50,000 in the aggregate.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge

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or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Subject Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Subject Shares or other securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II
REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Within thirty (30) calendar days following the Closing Date (the “Filing Deadline”), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 10th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review by the Commission (such deadline the “Effectiveness Deadline”); provided, that if the Filing Deadline or Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to the Plan of Distribution. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination

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date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registration Statement(s). Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder at any time beginning 30 days prior to the expiration of the Lock-Up Period (if applicable), shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of (i) the Sponsor, Cormorant, and the Helix Existing Investors, on the one hand, and (ii) the BBOT Holders (excluding any BBOT Holders that are affiliated with Cormorant), on the other hand.

2.1.4 Requests for Underwritten Offerings. Subject to Section 3.4, at any time and from time to time and beginning 30 days prior to the expiration of the Lock-up Period (if applicable), the Sponsor and Cormorant, or a BBOT Holder (any such Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf; provided that the Company shall only be obligated to effect an Underwritten Offering following the expiration of the Lock-Up Period (if applicable) if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $[•] million (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The (i) Sponsor and Cormorant, on the one hand, and (ii) the BBOT Holders (excluding any BBOT Holders that are affiliated with Cormorant), on the other hand, may each demand not more than [•] Underwritten Offering pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than [•] Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (such Holders, the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Offering) that can be sold without exceeding the

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Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities, and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of persons other than Holders of Registrable Securities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor, Cormorant, or a BBOT Holder may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, Cormorant, the BBOT Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor, Cormorant, or a BBOT Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor, Cormorant, or such BBOT Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to the Company’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade or (ix) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within seven (7) days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) Business Days after delivery of any such notice by the Company; provided further that if the Company has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of the Common Stock in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), the Company shall not be required to offer such opportunity to such

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Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.2.2. Subject to the foregoing proviso and to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

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(c) if the Registration or registered offering and Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-up Period (if applicable), if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow”, an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $[•] million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

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2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 The (i) Sponsor and Cormorant, on the one hand, and (ii) the BBOT Holders (excluding any BBOT Holders that are affiliated with Cormorant), on the other hand, may each demand no more than [•] Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.

ARTICLE III
COMPANY PROCEDURES

3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities hereunder, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 in connection with the filing of a Registration Statement or Prospectus, or any amendment or supplement thereto, upon the reasonable request of a Holder, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, (i) excerpts of such Registration Statement naming such Holders or Underwriters, and the section entitled “Plan of Distribution”, “Underwriting” or similar sections, (ii) each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), (iii) the Prospectus included in such Registration Statement (including each preliminary Prospectus), and (iv) such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review; and provided, further, that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of

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the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 notify the selling Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.9 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10 obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering or a Block Trade pursuant to such Registration (subject to such placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.11 in the event of an Underwritten Offering or a Block Trade pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.12 in the event of any Underwritten Offering or a Block Trade, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter of such offering or sale;

3.1.13 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the

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Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if the Company timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement and Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements provided that such Holder shall only be subject to the restrictions set forth in any such lock-up agreements if the directors and officers of the Company are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers; provided, further, that if the Company or the Underwriters managing the offering waive or shorten the lock-up period for any of the Company’s officers, directors or stockholders, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) business days following such waiver or modification, and (ii) such lock-up will be similarly waived pro rata or shortened for each such Holder. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders

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(which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than [•]occasions for not more than [•] consecutive calendar days on each occasion or not more than [•] total calendar days, in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Restrictive Legend Removal.

3.6.1 At any time and from time to time in connection with a bona-fide sale of Registrable Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Registrable Securities and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Holder shall be responsible for its fees or costs associated with such removal of such restrictive legends (including its legal fees or costs of its legal counsel).

3.6.2 With a view to making available to each Holder of Registrable Securities the benefits of Rule 144 that permit the Holder to sell securities of the Company to the public without registration, the Company agrees, for so long as any Holder holds Registrable Securities, to:

(a) use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and

(b) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

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ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder

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of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the BBOT Holders, the Sponsor, Cormorant, and the Helix Existing Investors, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that each of the Holders shall be permitted to transfer its rights hereunder to one or more affiliates or any direct or indirect partners, members or equity holders of such Holder, which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by such Holder to its members (it being understood that no such transfer shall reduce or multiply any rights of such Holder or such transferees).

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement.

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5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

5.4 Governing Law; Venue. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

5.5 TRIAL BY JURY. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of Cormorant so long as Cormorant and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Common Stock of the Company and (ii) a BBOT Holder, for so long as such BBOT Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or

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remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than as provided in the (i) Private Placement Shares Purchase Agreement, dated as of February 8, 2024, between the Company and the Sponsor and (ii) any subscription agreement entered into by the Company and the investors party thereto in connection with a PIPE Investment, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) Cormorant, for so long as Cormorant and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Common Stock of the Company and (ii) a BBOT Holder, for so long as such BBOT Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding shares of Common Stock of the Company or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Sections 3.5, and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.11 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

5.12 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

Annex H-17

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.
By:
Name:
Title:
Address for Notices:
SPONSOR:
HELIX HOLDINGS II LLC
By:
Name:
Title:
Address for Notices:
CORMORANT:
[•]
By:
Name:
Title:
Address for Notices:

HELIX EXISTING INVESTORS:

Mark C. McKenna
Address for Notices:

John Schmid
Address for Notices:

Andrew Philips
Address for Notices:

Albert A. Holman, III
Address for Notices:

BBOT HOLDERS:
[Entity BBOT Holders]
By:
Name:
Title:
Address for Notices:

[Individual BBOT Holders]
Address for Notices:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex H-18

Schedule 1

Cormorant

[Omitted]

Annex H-19

Schedule 2

BBOT Holders

[•]

Annex H-20

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2025 (as the same may hereafter be amended, the “Registration Rights Agreement”), among BridgeBio Oncology Therapeutics, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
____________, 20__

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.
By:
Name:
Its:

Annex H-21

Annex I

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.

BridgeBio Oncology Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is BridgeBio Oncology Therapeutics, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was [•] (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was [•].

2. This Amended and Restated Certificate of Incorporation (the “Certificate”) amends, restates and integrates the provisions of the Original Certificate and was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).

3. The text of the Amended and Restated Certificate is hereby amended, restated and integrated in its entirety to provide as follows.

ARTICLE I

The name of the Corporation is BridgeBio Oncology Therapeutics, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is [•], of which (i) [•] shares shall be a class designated as common stock, par value $[0.0001] per share (the “Common Stock”), and (ii) [•] shares shall be a class designated as undesignated preferred stock, par value $[0.0001] per share (the “Preferred Stock”).

Except as otherwise provided in any certificate of designation of any series of Preferred Stock, the number of authorized shares of the class of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor. For the avoidance of doubt, the elimination and reduction of the voting requirements of Section 242 of the DGCL, as permitted by Section 242(d) of the DGCL, shall apply to any amendments to the Amended and Restated Certificate of Incorporation (the “Certificate”).

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

Annex I-1

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Certificate (including any certificate of designation of any series of Preferred Stock):

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, with each outstanding share of Common Stock entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any amendment to a certificate of designation of any series of Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (including any certificate of designation of any series of Preferred Stock) or pursuant to the DGCL;

(b) dividends may be declared and paid or set apart for payment upon the shares of Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when, as and if declared by the Board of Directors of the Corporation (the “Board”) or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized to provide by resolution or resolutions for, out of the unissued shares of Preferred Stock, the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing a certificate of designation pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, all to the fullest extent now or hereafter permitted by the DGCL. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

ARTICLE V

STOCKHOLDER ACTION

1. Action without Meeting. Subject to the rights, if any, of the holders of shares of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a consent of stockholders in lieu thereof.

2. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of shares of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

Annex I-2

ARTICLE VI

DIRECTORS

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2. Number of Directors; Term of Office. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the number of directors of the Corporation (the “Directors”) shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The term of office of the initial Class I Directors shall expire at the first regularly-scheduled annual meeting of stockholders following the initial effectiveness of this certificate. The term of office of the initial Class II Directors shall expire at the second annual meeting of stockholders following the initial effectiveness of this certificate. The term of office of the initial Class III Directors shall expire at the third annual meeting of stockholders following the initial effectiveness of this certificate. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification of the Board of Directors becomes effective. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal. No decrease in the number of Directors shall shorten the term of any incumbent Director. There shall be no cumulative voting in the election of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect additional Directors, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate, including any certificate of designation applicable to such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of Directors shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions, and (ii) each such additional Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such Director’s earlier death, resignation, retirement, disqualification or removal. Notwithstanding any other provision of this Certificate of Incorporation, except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate (in which case each such Director shall thereupon cease to be qualified as, and shall cease to be, a Director) and the total authorized number of Directors shall automatically be reduced accordingly.

3. Vacancies and Newly Created Directorships. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies and newly created directorships in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, or by a sole remaining Director, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until such Director’s earlier resignation, disqualification, death or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine

Annex I-3

the class or classes to which the increased or decreased number of Directors shall be apportioned. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

4. Removal. Subject to the rights, if any, of any series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director may be removed from office (i) only for cause and (ii) only by the affirmative vote of the holders not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock then entitled to vote at an election of Directors.

ARTICLE VII

LIMITATION OF LIABILITY

1. Directors. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such Director’s fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2. Officers. To the fullest extent permitted by the DGCL, as the same exists or may thereafter be amended from time to time, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such Officer’s fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article VII, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service by the delivery of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

3. The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

4. Amendment or Modification. Any amendment, repeal or modification of this Article VII or any amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director or Officer, as applicable, at the time of such amendment, repeal or modification.

ARTICLE VIII

AMENDMENT OF BYLAWS

1. Amendment by Directors. Except as otherwise provided by law, the Bylaws of the Corporation may be adopted, amended or repealed by the Board of Directors.

2. Amendment by Stockholders. Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed by the stockholders by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Annex I-4

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. For the avoidance of doubt, the provisions of Sections 242(d)(1) and (d)(2) of the DGCL shall apply to the Corporation.

[End of Text]

Annex I-5

THIS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this [__], 2025.

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.
By:
Name:	Eli Wallace
Title:	Chief Executive Officer

Annex I-6

Annex J

AMENDED AND RESTATED

BYLAWS

OF

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.

(the “Corporation”)

Article I

Stockholders

Section 1. Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States that is fixed by or in the manner determined by the Board of Directors and stated in the notice of the meeting, which time, date and place may subsequently be changed at any time, before or after the notice for such meeting has been sent to the stockholders, by vote of the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

Section 2. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation (the “Board of Directors”) and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice of the Annual Meeting provided for in this Bylaw, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Bylaw as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2), (3) and (4) of this Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2) For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Bylaw. To be timely, a stockholder’s written notice must be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the ninetieth (90th) day nor earlier than 5:00 p.m. Eastern Time on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public

Annex J-1

announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the effectiveness of these Bylaws, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder’s Timely Notice shall set forth or include:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the Corporation that are held of record or are beneficially owned by the nominee or its Affiliates or Associates (each as defined below) and any Synthetic Equity Interest (as defined below) held or beneficially owned by the nominee or its Affiliates or Associates, (iv) a description of all agreements, arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (v) a questionnaire with respect to the background and qualifications of the nominee completed by the nominee in the form provided by the Corporation (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request), (vi) a representation and agreement in the form provided by the Corporation (which form shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request) that: (a) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (b) such proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (c) such proposed nominee would, if elected as a director, comply with all applicable rules and regulations of the exchanges upon which shares of the Corporation’s capital stock trade, each of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and, if elected as a director of the Corporation, such person currently would be in compliance with any such policies and guidelines that have been publicly disclosed; (d) such proposed nominee intends to serve as a director for the full term for which he or she is to stand for election; and (e) such proposed nominee will promptly provide to the Corporation such other information as it may reasonably request to determine the eligibility of such proposed nominee to serve on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that the Board of Directors reasonably determines could be material to a reasonable stockholder’s understanding of the background, qualifications, experience, independence, or lack thereof, of such proposed nominee; and (vii) any other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B) as to any other business that the stockholder proposes to bring before the meeting: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);

(C) (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its Affiliates or Associates, including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its Affiliates or Associates has a right to acquire

Annex J-2

beneficial ownership at any time in the future (whether or not such right is exercisable immediately or only after the passage of time or upon the satisfaction of any conditions or both) pursuant to any agreement, arrangement or understanding (whether or not in writing), (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its Affiliates or Associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including, without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (1) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person or any of its Affiliates or Associates and (2) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person or any of its Affiliates or Associates has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person or any of its Affiliates or Associates that are separated or separable from the underlying shares of the Corporation, (e) if such Proposing Person is not a natural person, the identity of the natural person or persons responsible for making voting and investment decisions (including director nominations and any other business that the stockholder proposes to bring before a meeting) on behalf of the Proposing Person (irrespective of whether such person or persons have “beneficial ownership” for purposes of Rule 13d-3 of the Exchange Act of any securities owned of record or beneficially by the Proposing Person) (such person or persons, the “Responsible Person”), (f) any pending or threatened litigation in which such Proposing Person or any of its Affiliates or Associates or any Responsible Person is a party involving the Corporation or any of its officers or directors, or any Affiliate of the Corporation, and (g) any other information relating to such Proposing Person or any of its Affiliates or Associates that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (a) through (g) are referred to, collectively, as “Material Ownership Interests”); provided, however, that the Material Ownership Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder of record directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(D) (i) a description of all agreements, arrangements or understandings to which any Proposing Person or any of its Affiliates or Associates is a party (whether the counterparty or counterparties are a Proposing Person or any Affiliate or Associate thereof, on the one hand, or one or more other third parties, on the other hand, (including any proposed nominee(s)) (a) pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders or (b) entered into for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding) and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to be providing financial support or meaningful assistance in furtherance of the nomination(s) or other business proposed to be brought before the meeting of stockholders and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E) a statement (i) that the stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, a representation that such stockholder intends to appear in person or by proxy at the meeting to propose such business or nominees and an acknowledgement that, if such stockholder (or a qualified representative of such stockholder) does not appear to present such business or proposed nominees, as applicable, at such meeting, the Corporation need not present such business or proposed nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation, (ii) whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, (a) will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least 67

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percent of the voting power of all of the shares of capital stock of the Corporation entitled to vote on the election of directors or (b) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, as applicable, (iii) providing a representation as to whether or not such Proposing Person intends to solicit proxies in support of director nominees other than the Corporation’s director nominees in accordance with Rule 14a-19 promulgated under the Exchange Act and (iv) that the stockholder will provide any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (such statement, the “Solicitation Statement”).

For purposes of this Article I, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2, each of the terms “Affiliates” and “Associates” shall have the meaning attributed to such term in Rule 12b-2 under the Exchange Act. For purposes of this Section 2, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” or securities lending agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit, or share in any profit, or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of, or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, or (c) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3) A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern time on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than 5:00 p.m. Eastern time on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting). For the avoidance of doubt, the obligation to update as set forth in this Section 2(a)(3) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder, or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders. Notwithstanding the foregoing, if a Proposing Person no longer plans to solicit proxies in accordance with its representation pursuant to Article I, Section 2(a)(2)(E), such Proposing Person shall inform the Corporation of this change by delivering a written notice to the Secretary at the principal executive offices of the Corporation no later than two (2) business days after making the determination not to proceed with a solicitation of proxies. A Proposing Person shall also update its notice so that the information required by Article I, Section 2(a)(2)(C) is current through the date of the meeting or any adjournment, postponement or rescheduling thereof, and such update shall be delivered in writing to the secretary at the principal executive offices of the Corporation no later than two (2) business days after the occurrence of any material change to the information previously disclosed pursuant to Article I, Section 2(a)(2)(C).

(4) Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than 5:00 p.m. Eastern time on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

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(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this Bylaw shall be eligible for election and to serve as directors, and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Bylaw or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Bylaw. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this Bylaw, the chair of the meeting (as defined in Section 9 of this Article I) shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this Bylaw. If the Board of Directors or a designated committee thereof or the chair of the meeting, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2) Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3) Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the chair of the meeting at the meeting of stockholders.

(4) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, including, but not limited to, Rule 14a-19 of the Exchange Act, with respect to the matters set forth in this Bylaw. If a stockholder fails to comply with any applicable requirements of the Exchange Act, including, but not limited to, Rule 14a-19 promulgated thereunder, such stockholder’s proposed nomination or proposed business shall be deemed to have not been made in compliance with this Bylaw and shall be disregarded.

(6) Further notwithstanding the foregoing provisions of this Bylaw, unless otherwise required by law, (i) no Proposing Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Proposing Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder with timely notice and (ii) if any Proposing Person (A) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder with timely notice and (C) no other Proposing Person has provided notice pursuant to, and in compliance with, Rule 14a-19 under the Exchange Act that it intends to solicit proxies in support of the election of such proposed nominee in accordance with Rule 14a-19(b) under the Exchange Act, then such proposed nominee shall be disqualified from nomination, the Corporation shall disregard the nomination of such proposed nominee and no vote on the election of such proposed nominee shall occur. Upon request by the Corporation, if any Proposing Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Proposing Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

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(7) The number of nominees a stockholder may nominate for election at the Annual Meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the Annual Meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such Annual Meeting. A stockholder may not designate any substitute nominees unless the stockholder provides timely notice of such substitute nominee(s) in accordance with these By-laws (and such notice contains all of the information, representations, questionnaires and certifications with respect to such substitute nominee(s) that are required by the By-laws with respect to nominees for director).

Section 3. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board of Directors. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.

Section 4. Notice of Meetings; Adjournments.

(a) A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

(b) Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall also state the purpose or purposes for which the meeting has been called.

(c) Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

(d) The Board of Directors may postpone and reschedule or cancel any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I.

(e) When any meeting is convened, the chair of the meeting or the stockholders present or represented by proxy at such meeting may adjourn the meeting from time to time for any reason, regardless of whether a quorum is present, to reconvene at any other time and at any place at which a meeting of stockholders may be held under these Bylaws. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with this Section 4; provided, however, that if the adjournment is for more than thirty (30) days from the

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meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.

Section 5. Quorum. Except as otherwise provided by law, the certificate of incorporation or these Bylaws, at each meeting of stockholders, the presence in person or by remote communication, if applicable, or represented by proxy, of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If less than a quorum is present at a meeting, the chair of the meeting or the holders of voting stock, by the affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote thereon, may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as otherwise provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Voting and Proxies.

(a) The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article IV, Section 4 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them. In the event the Corporation receives proxies for disqualified or withdrawn nominees for the Board of Directors, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions.

(b) Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

Section 7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

Section 8. Stockholder Lists. The Corporation shall prepare, no later than the tenth (10th) day before each Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date in the manner provided by law.

Section 9. Conduct of Meeting. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with rules, regulations and procedures adopted by the Board of Directors, the chair of the meeting shall have the right to prescribe such rules, regulations and procedures and to do all such acts, as, in the judgment of

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such chair, are necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present at the meeting; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) the determination of the circumstances in which any person may make a statement or ask questions and limitations on the time allotted to questions or comments; (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (g) the exclusion or removal of any stockholders or any other individual who refuses to comply with meeting rules, regulations, or procedures; (h) restrictions on the use of audio and video recording devices, cell phones and other electronic devices; (i) rules, regulations and procedures for compliance with any federal, state or local laws or regulations (including those concerning safety, health or security); (j) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; and (k) rules, regulations or procedures regarding the participation by means of remote communication of stockholders and proxy holders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication. The chair of the meeting shall be: (i) such person as the Board of Directors shall have designated to preside over all meetings of the stockholders; (ii) if the Board of Directors has not so designated such a chair of the meeting or if the chair of the meeting is unable to so preside or is absent, then the Chairperson of the Board, if one is elected; (iii) if the Board of Directors has not so designated a chair of the meeting and there is no Chairperson of the Board, or if the chair of the meeting or the Chairperson of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected; or (iv) in the absence or inability to serve of any of the aforementioned persons, the President of the Corporation. Unless and to the extent determined by the Board of Directors or the chair of the meeting, the chair of the meeting shall not be obligated to adopt or follow any technical, formal or parliamentary rules or principles of procedure. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chair of the meeting appoints.

Section 10. Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or three inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The chair of the meeting may review all determinations made by the inspectors, and in so doing the chair of the meeting shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the chair of the meeting, shall be subject to further review by any court of competent jurisdiction.

Article II

Directors

Section 1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by the Certificate or required by law.

Section 2. Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors, provided the Board of Directors shall consist of at least one (1) member. The directors shall hold office in the manner provided in the Certificate.

Section 3. Qualification. No director need be a stockholder of the Corporation.

Section 4. Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

Section 5. Removal. Directors may be removed from office only in the manner provided in the Certificate or by applicable law.

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Section 6. Resignation. A director may resign at any time by electronic transmission or by giving written notice to the Chairperson of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

Section 7. Regular Meetings. Regular meetings of the Board of Directors may be held at such hour, date and place (if any) as the Board of Directors may from time to time determine and publicize by means of reasonable notice given to any director who is not present when such determination is made.

Section 8. Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairperson of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place (if any) thereof. Notice thereof shall be given to each director as provided in Section 9 of this Article II.

Section 9. Notice of Meetings. Notice of the hour, date and place (if any) of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairperson of the Board, if one is elected, the President or such other officer designated by the Chairperson of the Board, if one is elected, or any one of the directors calling the meeting. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting provided, however, that if the person or persons calling the meeting determine that it is otherwise necessary or advisable to hold the meeting sooner, then such person or persons may prescribe a shorter time period for notice to be given personally or by telephone, facsimile, electronic mail or other similar means of communication. Such notice shall be deemed to be delivered when hand-delivered to such address; read to such director by telephone; deposited in the mail so addressed, with postage thereon prepaid, if mailed; or dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communication. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 10. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business that might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this Article II, the total number of directors includes any unfilled vacancies on the Board of Directors.

Section 11. Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the affirmative vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these Bylaws.

Section 12. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission. After such action is taken, the writing or writings or electronic transmission or transmissions shall be filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

Section 13. Manner of Participation. Directors may participate in meetings of the Board of Directors by means of video conference, conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.

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Section 14. Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairperson of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairperson of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

Section 15. Committees. The Board of Directors may designate one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers to such committee(s) except those which by law, by the Certificate or by these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings.

Section 16. Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees shall not receive any salary or other compensation for their services as directors of the Corporation.

Section 17. Emergency By-laws. In the event of any emergency, disaster, catastrophe or other similar emergency condition of a type described in Section 110(a) of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in the DGCL, the Certificate or these By-laws, during such Emergency:

(a) A meeting of the Board of Directors or a committee thereof may be called by any director, the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary by such means as, in the judgment of the person calling the meeting, may be feasible at the time, and notice of any such meeting of the Board of Directors or any committee may be given, in the judgment of the person calling the meeting, only to such directors as it may be feasible to reach at the time and by such means as may be feasible at the time. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

(b) The director or directors in attendance at a meeting called in accordance with Section 17(a) of this Article II shall constitute a quorum.

(c) No officer, director or employee acting in accordance with this Section 17 shall be liable except for willful misconduct. No amendment, repeal or change to this Section 17 shall modify the prior sentence with regard to actions taken prior to the time of such amendment, repeal or change.

Article III

Officers

Section 1. Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairperson of the Board, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. Any number of offices may be held by the same person. The salaries and other compensation of the officers of the Corporation will be fixed by or in the manner designated by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility.

Section 2. Election. The Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors or by such officers delegated such authority by the Board of Directors.

Section 3. Qualification. No officer need be a stockholder or a director.

Section 4. Tenure. Except as otherwise provided by the Certificate or by these Bylaws, each of the officers of the Corporation shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

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Section 5. Resignation and Removal. Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Except as otherwise provided by law or by resolution of the Board of Directors, the Board of Directors may remove any officer. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

Section 6. Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

Section 7. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

Section 8. President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

Section 9. Chairperson of the Board. The Chairperson of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

Section 10. Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

Section 11. Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

Section 12. Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

Section 13. Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

Section 14. Other Powers and Duties. Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

Section 15. Representation of Shares of Other Corporations. The Chairperson of the Board, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of this Corporation, or any other person authorized by the Board of Directors or the President or a Vice President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity or entities standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

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Section 16. Bonded Officers. The Board of Directors may require any officer to give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors upon such terms and conditions as the Board of Directors may specify, including, without limitation, a bond for the faithful performance of his or her duties and for the restoration to the Corporation of all property in his or her possession or under his or her control belonging to the Corporation.

Article IV

Capital Stock

Section 1. Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by any two authorized officers of the Corporation. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws, the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance or subsequent transfer.

Section 2. Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

Section 3. Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 4. Record Holders. Except as may otherwise be required by law, by the Certificate or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Eastern time on the day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Eastern time on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be 5:00 p.m. Eastern time on the day on which the Board of Directors adopts the resolution relating thereto.

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Section 6. Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

Section 7. Lock-Up.

(a) Subject to Section 7(b) of this Article IV, the holders (the “Lock-up Holders”) of common stock of the Corporation, par value of $[0.0001] per share (“Common Stock”) issued (i) as consideration pursuant to the merger of TheRas, Inc., a Delaware corporation (“TheRas”), with and into Helix II Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Corporation (“Merger Sub”) (the “TheRas Transaction”), pursuant to that certain Business Combination Agreement, dated as of February 28, 2025 (the “Business Combination Agreement”), by and among TheRas, the Corporation, and Merger Sub, or (ii) upon the settlement or exercise of warrants, stock options, restricted stock units or other equity awards assumed, continued or substituted by the Corporation pursuant to the Business Combination Agreement (such awards, the “Equity Awards” and such shares, the “TheRas Equity Award Shares”), shall not, without the prior written consent of the board of directors of the Corporation, Transfer any Lock-up Shares until (x) in the case of Lock-up Holders who are not Employee Lock-Up Holders, the end of the Lock-up Period and (y) in the case of Employee Lock-Up Holders, the end of the Employee Lock-up Period ((x) and (y), collectively, the “Lock-up”).

(b) The restrictions set forth in Section 7(a) of this Article IV shall not apply to:

(i)          a Transfer to the Corporation’s officers or directors, any affiliate or family members of the Corporation’s officers or directors, any members or partners of such Lock-up Holder or their affiliates; any affiliates of such Lock-up Holder, or any employees of such affiliates;

(ii)         in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

(iii)        in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)        in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;

(v)         in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)        in the case of an entity, Transfers to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(vii)       in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(viii)      in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;

(ix)        Transfers to any other Lock-up Holders, any affiliates of such other Lock-up Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(x)         the exercise of Equity Awards, stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock (including Theras Equity Award Shares) and any related transfer of shares to the Corporation in connection therewith (1) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (2) for the purpose of paying the exercise price of such options or warrants or for paying taxes

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due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares, it being understood that all shares received upon such exercise, vesting or transfer will remain subject to the restrictions set forth in Section 7(a) of this Article IV during the Lock-Up Period;

(xi)        Transfers to the Corporation pursuant to any contractual arrangement in effect at the Closing (as such term is defined in the Business Combination Agreement) of the TheRas Transaction that provides for the repurchase by the Corporation or forfeiture of Equity Awards, Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of such Lock-up Holder’s service to the Company;

(xii)       the entry, by the Lock-up Holder, at any time after the Closing (as such term is defined in the Business Combination Agreement), of any trading plan providing for the sale of shares held by the Lock-up Holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares during the Lock-Up Period; and

(xiii)      Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date (as such term is defined in the Business Combination Agreement) of the TheRas Transaction;

provided, however, that in any such case, it shall be a condition to such Transfer that each Permitted Transferee execute and deliver to the Corporation an agreement in form and substance satisfactory to the Corporation stating that such Transferee will not engage in any activities restricted under this Section 7 (as if such transferee had been an original Lock-up Holder hereto).

For purposes of this Section 7(b) of Article IV, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).

For the avoidance of doubt, each Lock-up Holder shall retain all of its rights as a stockholder of the Corporation with respect to the Lock-up Shares during the Lock-Up Period, including the right to vote any Lock-up Shares that are entitled to vote.

In furtherance of the foregoing, the Corporation, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this restriction, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-Up Period, each certificate or book-entry position evidencing the Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE ISSUER’S BYLAWS. A COPY OF SUCH BYLAWS WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(c) Notwithstanding the other provisions set forth in this Section 7 of this Article IV, the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein. If the Board of Directors decides to waive or repeal the Lock-up obligation set forth herein, it must also waive or repeal (as applicable) any Lock-up obligation of each of the parties to the Lock-up Agreement dated [•], 2025, among the Corporation, and the other parties listed therein.

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(d) For purposes of this Section 7 of this Article IV:

(i) the term “Lock-up Period” means the period beginning on the Closing Date (as such term is defined in the Business Combination Agreement) of the TheRas Transaction and ending on the date one year after the later of (x) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the U.S. Securities and Exchange Commission (the “SEC”)) and (y) the closing date of the Theras Transaction.

(ii) the term “Employee Lock-up Period” means the period beginning on the closing date of the TheRas Transaction and ending on the day that is the six month anniversary of the closing date of the TheRas Transaction;

(iii) the term “Employee Lock-up Holder” means any Lock-up Holder who was employed at TheRas and held a position below the level of Vice President immediately prior to closing of the TheRas Transaction;

(iv) the term “Lock-up Shares” means the shares of Common Stock held by the Lock-up Holders and issued as consideration in the TheRas Transaction pursuant to the Business Combination Agreement (other than shares of Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act, pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the closing of the TheRas Transaction) and the TheRas Equity Award Shares; provided, that, for clarity, shares of Common Stock issued in connection with the Domestication (as defined in the Business Combination Agreement)) or the PIPE Investment (as defined in the Business Combination Agreement) shall not constitute Lock-up Shares;

(v) the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7(b) of this Article IV; and

(vi) the term “Transfer” means (A) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any Lock-up Shares, (B) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with these Bylaws, (C) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (D) publicly announce any intention to effect any transaction specified in clauses (A) through (C).

Article V

Indemnification

Section 1. Definitions. For purposes of this Article V:

(a) “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

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(b) “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f) “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g) “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h) “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i) “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

Section 2. Indemnification of Directors and Officers.

(a) Subject to the operation of Section 4 of this Article V, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court

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of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery of the State of Delaware or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3) Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

Section 3. Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V, each Non-Officer Employee may, in the discretion of the Board of Directors, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors.

Section 4. Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion or (d) by the stockholders of the Corporation.

Section 5. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these Bylaws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim

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and, if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

Section 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

Section 7. Contractual Nature of Rights.

(a) The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

Section 8. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right that any Director, Officer or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

Annex J-18

Section 9. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

Section 10. Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

Section 11. Savings Clause. If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee as to any expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

Article VI

Miscellaneous Provisions

Section 1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 2. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

Section 3. Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairperson of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or an executive committee of the Board of Directors may authorize or determine.

Section 4. Voting of Securities. Unless the Board of Directors otherwise provides, the Chairperson of the Board, if one is elected, the President or the Treasurer may waive notice of, and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or stockholders of any other corporation or organization, any of whose securities are held by the Corporation.

Section 5. Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

Section 6. Corporate Records. The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or in such manner as may be permitted by law.

Section 7. Certificate. All references in these Bylaws to the Certificate shall be deemed to refer to the Certificate, as amended and/or restated and in effect from time to time.

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Section 8. Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this sentence will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

Section 9. Amendment of Bylaws.

(a) Amendment by Directors. Except as otherwise required by law, these Bylaws may be amended or repealed by the Board of Directors.

(b) Amendment by Stockholders. Except as otherwise provided herein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or at any special meeting of stockholders called for such purpose, by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Section 10. Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 11. Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted [__], 2025, effective upon the effectiveness of the S-4 registration statement.

Annex J-20

Annex K

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.

2025 STOCK OPTION AND INCENTIVE PLAN

SECTION 1.       GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the BridgeBio Oncology Therapeutics, Inc. 2025 Stock Option and Incentive Plan (the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of BridgeBio Oncology Therapeutics, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company or one of its Affiliates.

The following terms shall be defined as set forth below:

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Agreement” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of February 28, 2025, by and among the Company, Helix Acquisition Corp. II, a Cayman Islands exempted company, and Helix II Merger Sub, Inc.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or

Annex K-1

another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

“Fully Diluted Shares” means, as of a specified date, the sum of (a) the number of shares of Stock issued and outstanding, (b) the number of shares of Stock underlying any outstanding stock options, restricted stock units, stock appreciation rights or other equity awards exercisable for or convertible or exchangeable into shares of Stock pursuant to the Company’s equity incentive plans or similar arrangements, (c) the number of shares of Stock reserved for future issuance under the Company’s equity incentive plans or similar arrangements, and (d) the number of shares of Stock issuable upon (i) the exercise of any outstanding warrants or other rights to purchase shares of Stock or (ii) the conversion or exchange of any outstanding shares of preferred stock or other securities convertible or exchangeable into shares of Stock, to the extent not included in clauses (b) or (c) above.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, Non-Employee Director or Consultant of the Company or any Affiliate. Unless as otherwise set forth in the Award Agreement, a Service Relationship shall be deemed to continue without interruption in the event a grantee’s status changes from full-time employee to part-time employee or a grantee’s status changes from employee to Consultant or Non-Employee Director or vice versa, provided that there is no interruption or other termination of Service Relationship in connection with the grantee’s change in capacity.

“Stock” means the Common Stock, par value $[0.0001] per share, of the Company, subject to adjustments pursuant to Section 3.

Annex K-2

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Substitute Awards” means Awards granted or Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, in each case by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2.      ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)         Administration of Plan.    The Plan shall be administered by the Administrator.

(b)         Powers of Administrator.    The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)          to select the individuals to whom Awards may from time to time be granted;

(ii)         to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)        to determine the number of shares of Stock to be covered by any Award;

(iv)        to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v)         to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)        subject to the provisions of Section 5(c) or 6(d), to extend at any time the period in which Stock Options or Stock Appreciation Rights, respectively, may be exercised; and

(vii)       at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c)         Delegation of Authority to Grant Awards.    Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain

Annex K-3

guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d)         Award Agreement.    Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event the Service Relationship terminates.

(e)         Indemnification.    Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)          Non-U.S. Award Recipients.    Notwithstanding any provision of the Plan to the contrary, in order to comply, or facilitate compliance, with the laws in other countries in which the Company and its Affiliates operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Affiliates shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply, or facilitate compliance, with applicable laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.         STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)         Stock Issuable.    The maximum number of shares of Stock reserved and available for issuance under the Plan shall be [NUMBER] shares1 (the “Initial Limit”), plus on January 1, 2026 and on each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall automatically be cumulatively increased by (i) 52 percent of the Fully Diluted Shares on the immediately preceding December 31, or (ii) such lesser number of shares as approved by the Administrator, in all cases subject to adjustment as provided in Section 3(c) (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on January 1, 2026 and on each January 1 thereafter by the lesser of the Annual Increase for such year or [NUMBER] shares of Stock, subject in all cases to adjustment as provided in Section 3(c). For purposes of this limitation, the shares of Stock underlying any awards under the Plan and the shares of Stock of the Company underlying any awards under the Company’s 2016 Equity Incentive Plan, as amended from time to time, that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company. Awards that may be settled solely in cash shall not be counted against the share reserve, nor shall they reduce the shares of Stock authorized for grant to a grantee in any calendar year.

____________

1        Note to Draft: Not to exceed 6% of the company’s fully diluted shares at the time of the transaction.

2        Note to Draft: Not to exceed 5% of the company’s fully diluted shares.

Annex K-4

(b)         Maximum Awards to Non-Employee Directors.    Notwithstanding anything to the contrary in this Plan, the aggregate value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director for services as a Non-Employee Director in any calendar year shall not exceed $750,000; provided, however, that in the first calendar year in which an individual becomes a Non-Employee Director, the aggregate value of all Awards awarded under this Plan and all other cash compensation paid by the Company to such Non-Employee Director for services as a Non-Employee Director shall not exceed $1,000,000. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC Topic 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

(c)         Changes in Stock.    Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d)         Mergers and Other Transactions.    In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent that the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

Annex K-5

(e)         Substitute Awards.    Substitute Awards shall not reduce the shares of Stock authorized for grant under the Plan, nor shall shares subject to a Substitute Award be added to the shares of Stock available for Awards under the Plan as provided in Section 3(a) above. Additionally, in the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares authorized for grant under the Plan (and shares subject to such Awards shall not be added to the shares available for Awards under the Plan as provided in Section 3(a) above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors prior to such acquisition or combination.

SECTION 4.         ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Non-Employee Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5.         STOCK OPTIONS

(a)         Award of Stock Options.    The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b)         Exercise Price.    The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the date of grant. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise exempt from or compliant with Section 409A.

(c)         Option Term.    The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)         Exercisability; Rights of a Stockholder.    Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the date of grant. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

Annex K-6

(e)         Method of Exercise.    Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Agreement:

(i)          In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)         Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)        By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)        With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in Optionee’s stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Agreement or applicable provisions of laws (including the satisfaction of any taxes that the Company or an Affiliate is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)          Annual Limit on Incentive Stock Options.    To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6.         STOCK APPRECIATION RIGHTS

(a)         Award of Stock Appreciation Rights.    The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)         Exercise Price of Stock Appreciation Rights.    The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Appreciation Right is otherwise exempt from or compliant with Section 409A.

(c)         Grant and Exercise of Stock Appreciation Rights.    Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

Annex K-7

(d)         Terms and Conditions of Stock Appreciation Rights.    Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7.         RESTRICTED STOCK AWARDS

(a)         Nature of Restricted Stock Awards.    The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)         Rights as a Stockholder.    Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of vesting conditions, any dividends paid by the Company shall accrue and shall not be paid to the grantee until and to the extent the vesting conditions are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c)         Restrictions.    Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Affiliates terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)         Vesting of Restricted Shares.    The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8.         RESTRICTED STOCK UNITS

(a)         Nature of Restricted Stock Units.    The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)         Election to Receive Restricted Stock Units in Lieu of Compensation.    The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee

Annex K-8

elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c)         Rights as a Stockholder.    A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d)         Termination.    Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

SECTION 9.         UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock.    The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10.       CASH-BASED AWARDS

Grant of Cash-Based Awards.    The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals, including continued employment (or other Service Relationship). The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11.       DIVIDEND EQUIVALENT RIGHTS

(a)         Dividend Equivalent Rights.    The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b)         Termination.    Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

Annex K-9

SECTION 12.       TRANSFERABILITY OF AWARDS

(a)         Transferability.    Except as provided in Section 12(b) below or otherwise determined by the Administrator, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)         Administrator Action.    Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or Non-Employee Director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award Agreement. In no event may an Award be transferred by a grantee for value.

(c)         Family Member.    For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d)         Designation of Beneficiary.    To the extent permitted by the Company and valid under applicable law, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate or legal heirs.

SECTION 13.       TAX WITHHOLDING

(a)         Payment by Grantee.    Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for tax purposes, pay to the Company or any applicable Affiliate, or make arrangements satisfactory to the Administrator regarding payment of, any U.S. and non-U.S. federal, state, or local taxes of any kind required by law to be withheld by the Company or any applicable Affiliate with respect to such income. The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee or to satisfy any applicable withholding obligations by any other method of withholding that the Company and its Affiliates deem appropriate. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b)         Payment in Stock.    The Administrator may cause any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company or any applicable Affiliate in an amount that would satisfy the withholding amount due.

Annex K-10

SECTION 14.       SECTION 409A AWARDS

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 15.       TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)         Termination of Service Relationship.    If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b)         For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)          a transfer to the Service Relationship of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii)         an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16.       AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights, or effect the repricing of such Awards through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 17.       STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

Annex K-11

SECTION 18.       GENERAL PROVISIONS

(a)         No Distribution.    The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)         Issuance of Stock.    To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company or any Affiliate. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company or any Affiliate, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)         Stockholder Rights.    Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d)         Other Incentive Arrangements; No Rights to Continued Service Relationship.    Nothing contained in this Plan shall prevent the Board from adopting other or additional incentive arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Affiliate.

(e)         Trading Policy Restrictions.    Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f)          Clawback Policy.    A grantee’s rights with respect to any Award hereunder shall in all events be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right that the Company may have under any Company clawback, forfeiture or recoupment policy, as in effect from time to time, or other agreement or arrangement with a grantee or (ii) applicable law.

(g)         Fractional Shares.    No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated.

SECTION 19.       EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Closing Date subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

Annex K-12

SECTION 20.       GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: [___________], 2025

DATE APPROVED BY STOCKHOLDERS: [___________], 2025

Annex K-13

Annex L

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.
2025 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the BridgeBio Oncology Therapeutics, Inc. 2025 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of BridgeBio Oncology Therapeutics, Inc. (the “Company”) and each Designated Company (as defined in Section 11) with opportunities to purchase shares of the Company’s common stock, par value $[0.0001] per share (the “Common Stock”). [NUMBER]3 shares of Common Stock in the aggregate have been approved and reserved for this purpose, plus on January 1, 2026 and each January 1 thereafter until the Plan terminates pursuant to Section 20, the number of shares of Common Stock reserved and available for issuance under the Plan shall automatically be cumulatively increased by the least of (i) [NUMBER]4 shares of Common Stock, (ii) 15% of the Fully Diluted Shares on the immediately preceding December 31, and (iii) such number of shares of Common Stock as determined by the Administrator (as defined in Section 1).

The Plan includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the 423 Component shall be interpreted in accordance with that intent. Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, options will be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to comply with applicable laws to achieve tax and other objectives for eligible employees. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component. Unless otherwise defined herein, capitalized terms in this Plan shall have the meaning ascribed to them in Section 11.

1.            Administration. The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan, including to accommodate the specific requirements of applicable laws, regulations and procedures for jurisdictions outside the United States; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

2.            Offerings. The Company will make one or more offerings to eligible employees to purchase Common Stock under the Plan (“Offerings”) consisting of one or more Purchase Periods. The Administrator may, in its discretion, determine when each Offering and Purchase Period shall occur, including the duration of any Offering or Purchase Period; provided that no Offering shall exceed 27 months in duration. Unless as otherwise determined by the Administrator, Participants will only be permitted to participate in one Offering at a time. Unless the Administrator, in its sole discretion, chooses otherwise prior to an Offering Date, and to the extent an Offering has more than one Purchase Period and to the extent permitted by applicable law, if the Fair Market Value of the Common Stock on any Exercise Date in an Offering is lower than the Fair Market Value of the Common Stock on the Offering Date, then all participants in such Offering automatically will be withdrawn from such Offering immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering as of the first day thereof and the preceding Offering will terminate.

3.            Eligibility. All individuals classified as employees on the payroll records of the Company and each Designated Company are eligible to participate in any one or more of the Offerings under the Plan, provided that, unless otherwise determined by the Administrator, as of the first day of the applicable Offering (the “Offering Date”) they are customarily employed by the Company or a Designated Company for more than 20 hours a week and have completed at

____________

3        Note to Draft: Not to exceed 1% of the company’s fully diluted shares at the time of the deSPAC.

4        Note to Draft: To be equal to the share reserve.

5        Note to Draft: Not to exceed 1% of the company’s fully diluted shares.

Annex L-1

least 30 days of employment. Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system are not considered to be eligible employees of the Company or any Designated Company and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Company on the Company’s or Designated Company’s payroll system to become eligible to participate in this Plan is through an amendment or subplan to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

4.            Participation.

(a)         General. An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form to the Company or an agent designated by the Company (in the manner described in Section 4 at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering).

(b)         Enrollment. The enrollment form (which may be in an electronic format or such other method as determined by the Company in accordance with the Company’s practices) will (i) state a whole percentage to be deducted from an eligible employee’s Compensation (as defined in Section 11) per pay period, (ii) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (iii) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant files a new enrollment form or withdraws from the Plan, such Participant’s deductions or contributions and purchases will continue at the same percentage of Compensation for future Offerings, provided he or she remains eligible.

(c)         Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.

5.            Employee Contributions. Each eligible employee may authorize payroll deductions or contributions at a minimum of one percent (1%) up to a maximum of fifteen percent (15%) of such employee’s Compensation for each pay period or such other maximum as may be specified by the Administrator in advance of an Offering. The Company will maintain book accounts showing the amount of payroll deductions or contributions made by each Participant for each Purchase Period. No interest will accrue or be paid on payroll deductions or contributions, except as may be required by applicable law. If payroll deductions or contributions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Administrator in its discretion), the Administrator may require Participants to contribute to the Plan by such other means as determined by the Administrator. Any reference to “payroll deductions” or contributions in this Section 5 (or in any other section of the Plan ) will similarly cover contributions by other means made pursuant to this Section 5.

6.            Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase his or her payroll deduction or contributions during any Offering and may only decrease his or her payroll deduction or contribution once during an Offering. However, during an Offering, a Participant may increase his or her payroll deduction or contributions with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form at least 15 business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction or contributions during an Offering.

7.            Withdrawal. A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to the Company or an agent designated by the Company (in accordance with such procedures as may be established by the Administrator). The Participant’s withdrawal will be effective as of the next business day. Following a Participant’s withdrawal, the Company will promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

Annex L-2

8.            Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase on the last day of a Purchase Period (the “Exercise Date”) and at the Option Price hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions or contributions on such Exercise Date by the Option Price (as defined herein), (b) the number of shares of Common Stock determined by dividing $25,000 by the Fair Market Value of the Common Stock (as defined in Section 11) on the Offering Date for such Offering; or (c) such other maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions or contributions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) will be eighty-five percent (85%) of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5 percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an Option which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the Fair Market Value of the Common Stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9.            Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on an Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions or contributions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of an Offering, any amount remaining in a Participant’s account after the purchase of shares on an Exercise Date of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Purchase Period; provided that if such Exercise Date is the final Exercise Date of an Offering, such amount will be carried forward to the next Offering and any other balance remaining in a Participant’s account at the end of an Offering will be refunded to the Participant promptly.

10.          Issuance of Certificates. Certificates or book-entries at the Company’s transfer agent representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship or in the name of a broker authorized by the employee to be his, her or their nominee for such purpose.

11.          Definitions.

The term “Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under the common control with, the Company.

The term “Compensation” means the amount of base pay, prior to salary reduction pursuant to Sections 125, 132(f) or 401(k) of the Code, but excluding overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains related to options or other share-based awards, and similar items. The Administrator shall have the discretion to determine the application of this definition to Participants outside the United States.

The term “Designated Company” means any present or future Subsidiary or Affiliate that has been designated by the Administrator to participate in the Plan. The Administrator may so designate any Subsidiary or Affiliate, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the stockholders, and may further designate such companies or Participants as participating in the 423 Component or the Non-423 Component. The Administrator may also determine which Affiliates or eligible employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code or as implemented under the Non-423 Component, and determine which Designated Company or Companies will participate in separate Offerings (to the extent that the Company makes separate Offerings). For purposes of the 423 Component, only the Company

Annex L-3

and its Subsidiaries may be Designated Companies; provided, however, that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component. The current list of Designated Companies is attached hereto as Appendix A.

The term “Effective Date” means the date of the closing (the “Closing”) of the transactions contemplated by that certain Business Combination Agreement, dated February 28, 2025, by and among the Company, Helix Acquisition Corp. II, a Cayman Islands exempted company, and Helix II Merger Sub, Inc.

The term “Fair Market Value” of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

The term “Fully Diluted Shares” means, as of a specified date, the sum of (a) the number of shares of Common Stock issued and outstanding, (b) the number of shares of Common Stock underlying any outstanding stock options, restricted stock units, stock appreciation rights or other equity awards exercisable for or convertible or exchangeable into shares of Common Stock pursuant to the Company’s equity incentive plans or similar arrangements, (c) the number of shares of Common Stock reserved for future issuance under the Company’s equity incentive plans or similar arrangements, and (d) the number of shares of Common Stock issuable upon (i) the exercise of any outstanding warrants or other rights to purchase shares of Common Stock or (ii) the conversion or exchange of any outstanding shares of preferred stock or other securities convertible or exchangeable into shares of Common Stock, to the extent not included in clauses (b) or (c) above.

The term “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering then in progress.

The term “Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

The term “Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

The term “Purchase Period” means a period of time specified within an Offering beginning on the Offering Date or on the next day following an Exercise Date within an Offering and ending on an Exercise Date. An Offering may consist of one or more Purchase Periods.

The term “Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization, consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Common Stock to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

The term “Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

12.          Rights on Termination or Transfer of Employment. If a Participant’s employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction or contributions will be taken from any pay due and owing to the Participant and the balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, if permitted by the Administrator and valid under applicable law, to his or her designated beneficiary or to the legal representative of his or her estate as if such Participant had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Company, ceases to be a Subsidiary or Affiliate, or if the employee is transferred to any corporation other than the Company or a Designated Company. Unless otherwise determined by the Administrator, a Participant whose employment

Annex L-4

transfers between, or whose employment terminates with an immediate rehire (with no break in service) by, Designated Companies or a Designated Company and the Company will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; provided, however, that if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Option will be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Participant’s Option will remain non-qualified under the Non-423 Component. Further, an employee will not be deemed to have terminated employment for purposes of this Section 12 if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

13.          Special Rules and Sub-Plans. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Company, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions or contributions by other means, establishment of bank or trust accounts to hold payroll deductions or contributions, payment of interest, conversion of local currency, obligation to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements; provided that if such special rules or sub-plans are inconsistent with the requirements of Section 423(b) of the Code, the employees subject to such special rules or sub-plans will participate in the Non-423 Component.

14.          Optionees Not Stockholders. Neither the granting of an Option to a Participant nor the deductions or contributions from his or her pay shall result in such Participant becoming a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to him or her.

15.          Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

16.          Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

17.          Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, the payment of a dividend in Common Stock or any other change affecting the Common Stock, the number of shares approved for the Plan and the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to give proper effect to such event. In the case of and subject to the consummation of a Sale Event, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan or to facilitate such transactions or events:

(a)         To provide for either (i) termination of any outstanding Option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such Option had such Option been currently exercisable or (ii) the replacement of such outstanding Option with other options or property selected by the Administrator in its sole discretion.

(b)         To provide that the outstanding Options under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

(c)         To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Options under the Plan and/or in the terms and conditions of outstanding Options and Options that may be granted in the future.

(d)         To provide that the Offering with respect to which an Option relates will be shortened by setting a New Exercise Date on which such Offering will end. The New Exercise Date will occur before the date of the Sale Event. The Administrator will notify each Participant in writing or electronically prior to the New Exercise

Annex L-5

Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7 hereof.

(e)         To provide that all outstanding Options shall terminate without being exercised and all amounts in the accounts of Participants shall be promptly refunded.

18.          Amendment of the Plan. The Board may at any time and from time to time amend the Plan in any respect, except that without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require stockholder approval in order for the 423 Component of the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

19.          Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions or contributions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20.          Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded. Unless terminated earlier, the Plan shall expire on the ten-year anniversary of the Effective Date.

21.          Governmental Regulations. The Company’s obligation to sell and deliver Common Stock under the Plan is subject to applicable laws and the completion of any registration or qualification of the Common Stock under any U.S. or non-U.S. local, state or federal securities or exchange control law, or under rulings or regulations of the SEC or of any other governmental regulatory body, and to obtaining any approval or other clearance from any U.S. and non-U.S. local, state or federal governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Common Stock with the SEC or any other U.S. or non-U.S. securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of such stock.

22.          Governing Law. This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California applied without regard to conflict of law principles.

23.          Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company or from any other proper source.

24.          Tax Withholding. Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may, but will not be obligated to, withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Common Stock by such Participant. In addition, the Company or any Subsidiary or Affiliate may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f) with respect to the 423 Component. The Company will not be required to issue any Common Stock under the Plan until such obligations are satisfied.

25.          Notification Upon Sale of Shares Under the 423 Component. Each Participant agrees, by entering the 423 Component of the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

Annex L-6

26.          Effective Date and Approval of Stockholders. The Plan shall take effect on the later of the date it is adopted by the Board and the date it is approved by the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present or by written consent of the stockholders.

DATE APPROVED BY BOARD OF DIRECTORS: [_________], 2025

DATE APPROVED BY STOCKHOLDERS: [_________], 2025

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APPENDIX A
Designated Companies

None.

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Annex M

February 27, 2025
The Transaction Committee of the Board of Directors of
Helix Acquisition Corp. II
200 Clarendon Street
Boston, MA 02116

Members of the Transaction Committee:

You have requested that Lincoln International LLC (“Lincoln”) render an opinion (the “Opinion”) as to the fairness, from a financial point of view, to the Helix Unaffiliated Shareholders (defined as holders of Helix Ordinary Shares (defined below) other than (i) Helix Holdings II LLC (the “Sponsor”), an affiliate of Cormorant Asset Management, LP (“Cormorant”), (ii) officers, directors or affiliates of Helix Acquisition Corp. II (“Helix”), (iii) holders of Helix Class A Shares (defined below) who elect to redeem their shares prior to or in connection with the Merger (defined below), and (iv) holders of Dissenting Shares (as defined in the Agreement (defined below))) of the Aggregate Merger Consideration (defined below) to be paid by Helix in the proposed transaction described below.

Background of the Transaction

We understand that Helix proposes to enter into a Business Combination Agreement (the “Agreement”) with TheRas, Inc. (“TheRas”), a Delaware corporation doing business as “BridgeBio Oncology Therapeutics”, and Helix II Merger Sub, Inc., a Delaware corporation (“Merger Sub”).

Pursuant to the Agreement, (i) Helix will de-register in the Cayman Islands and migrate to and domesticate as a Delaware corporation (the “Domestication”) and Helix’s name will be changed to “BridgeBio Oncology Therapeutics, Inc.” (“PubCo”), (ii) prior to the Domestication, each holder of each issued and outstanding Class B ordinary share, $0.0001 par value, of Helix (the “Helix Class B Shares”) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each such Helix Class B Share held by it into one Class A ordinary share, $0.0001 par value, of Helix (the “Helix Class A Shares” and, together with the Helix Class B Shares, the “Helix Ordinary Shares”) (such conversion, the “Class B Share Conversion”), (iii) by virtue of the Domestication, each Helix Class A Share will automatically be converted (the “Class A Share Conversion”) into one share of common stock, par value $0.0001 per share, of PubCo (the “PubCo Common Stock”), (iv) Merger Sub will merge with and into TheRas, with TheRas surviving the merger as a wholly-owned subsidiary of PubCo (the “Merger”), and (v) by virtue of the Merger, each share of preferred stock of TheRas and each share of common stock, par value $0.0001 per share, of TheRas (the “TheRas Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares and Dissenting Shares), will be converted into the right to receive a number of shares of PubCo Common Stock equal to the Consideration Ratio (defined below). Pursuant to the Agreement, the Consideration Ratio means the quotient obtained by dividing (a) the Aggregate Merger Consideration (defined as the number of shares of PubCo Common Stock equal to the quotient obtained by dividing (x) the Equity Value of $461,051,546 by (y) the Redemption Price (as defined in the Agreement, the price at which each Helix Class A Share may be redeemed pursuant to the Redemption (as defined in the Agreement), as determined in accordance with Helix’s organizational documents)) by (b) the Aggregate Fully Diluted Company Shares (as defined in the Agreement). The terms and conditions of the Domestication, the Class B Share Conversion, the Class A Share Conversion, and the Merger are more fully set forth in the Agreement.

We also understand that, in connection with the Transactions (defined below), Helix intends to enter into subscription agreements with certain third party investors, pursuant to which such investors will agree to subscribe for and purchase shares of PubCo Common Stock at a purchase price equal to the Redemption Price (the “PIPE Financing”). The terms and conditions of the PIPE Financing are set forth in those certain subscription agreements entered into in connection therewith, as to which terms and conditions we express no opinion. The transactions described in this paragraph

Annex M-1

and the preceding paragraph, together with the other transactions contemplated by the Agreement, including but not limited to the Domestication, the Class B Share Conversion, the Class A Share Conversion, the Merger and the PIPE Financing, are referred to herein as the “Transactions”.

Scope of Analysis

In connection with this Opinion, Lincoln has, among other things:

1)   Reviewed the following documents:

a.    Cash and debt balances for TheRas as of December 31, 2024;

b.    Unaudited internal financial statements for TheRas for the fiscal year ended December 31, 2024 provided to us by Helix (the “Historical Financials”);

c.    The pro forma equity ownership table of Helix and an estimated Transactions sources and uses schedule provided to us by Helix (the “Transaction Overview Model”);

d.    A letter addressed to us by management of Helix which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of Helix, dated as of February 27, 2025;

e.    A draft of the Agreement, dated as of February 27, 2025;

f.    TheRas’ Confidential Overview dated Q1 2025; and

g.    Other documents relating to the history, past and current operations, financial condition, and probable future outlook of TheRas provided to Lincoln by the management of each of TheRas and Helix;

2)   Discussed the business, financial outlook and prospects of TheRas and its addressable market, as well as the terms and circumstances surrounding the Transactions, with management of TheRas and Helix;

3)   Reviewed certain financial and other information for TheRas, and compared that data and information with certain financial and corresponding data and information for companies with publicly traded securities that we deemed relevant, none of which is directly comparable to TheRas;

4)   Reviewed certain financial and other information for TheRas and the Transactions, and compared that data and information with certain financial and corresponding data and information for companies that have been subject to change of control M&A transactions and capital raise transactions that we deemed relevant, none of which is directly comparable to TheRas and the Transactions; and

5)   Considered such other information and financial, economic and market criteria and analyses that we deemed relevant.

Assumptions, Qualifications, and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Aggregate Merger Consideration, Lincoln has, with Helix management’s consent:

1)   Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor independently verified, any of such information;

2)   Relied upon the assurances of the management of Helix that, to Helix’s knowledge, when delivered to Lincoln, the information provided to Lincoln is complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such statement not misleading in light of the circumstances under which such statement is made;

Annex M-2

3)   Assumed that the Historical Financials and the Transaction Overview Model provided to Lincoln by Helix were reasonably prepared in good faith on a basis reflecting the best currently reasonably available estimates and judgments of the management of Helix and, to Helix’s knowledge, TheRas, as applicable, as to the financial condition, operating performance and financial results of TheRas, and the current and future assets, liabilities and financial condition of Helix, pro forma for the Merger and as of the effective date thereof, as applicable, and that the assumptions supporting the Transaction Overview Model are, in light of the circumstances under which they are made, the best currently reasonably available. Lincoln assumes no responsibility for and expresses no opinion on the assumptions, estimates and judgments on which the Transaction Overview Model is based.

4)   Assumed that the Transactions will be consummated in a timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations;

5)   Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Transactions, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on Helix, TheRas or the Transactions;

6)   Assumed that the Transactions will be consummated in accordance with the terms outlined by Helix, in the Agreement and in other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

7)   Assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of TheRas since the date the most recent information was made available to Lincoln;

8)   Assumed that the final terms of the Transactions will not vary materially from those set forth in the copies or drafts, as applicable, reviewed by Lincoln; and

9)   Assumed that the final versions of all documents (including the Agreement) reviewed by Lincoln conform in all material respects to the drafts reviewed by Lincoln.

Lincoln has prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, Lincoln does not have any obligation to update, revise or reaffirm this Opinion. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to TheRas prepared by the management of TheRas. Accordingly, we did not perform a discounted cash flow analysis or any multiples-based analysis with respect to TheRas. We have relied upon the assessments of the management of TheRas and Helix as to, among other things, the potential impact on TheRas and Helix of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the life sciences industry and the geographic regions and local communities in which TheRas and Helix operate. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on TheRas, Helix or the Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. In preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of TheRas Common Stock, Helix Ordinary Shares or PubCo Common Stock. You have advised us that the parties intend that the Domestication, the Class B Share Conversion, the Class A Share Conversion and the Merger, taken individually, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and we have assumed that the Domestication, the Class B Share Conversion, the Class A Share Conversion and the Merger will otherwise qualify for the intended tax treatment contemplated by the Agreement.

Lincoln did not evaluate Helix’s or TheRas’ solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Helix or TheRas or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. For purposes of Lincoln’s financial analyses and this Opinion, with the consent of the Committee, (i) Lincoln did

Annex M-3

not perform any financial analyses to evaluate the value of Helix or to derive valuation reference ranges for shares of PubCo Common Stock for purposes of comparison with the Aggregate Merger Consideration or otherwise, (ii) Lincoln has assumed, at the Committee’s direction, that the value of each share of PubCo Common Stock is equal to the Redemption Price (which you have advised us is estimated to be $10.36 per share pursuant to the Agreement and the Transaction Overview Model), and (iii) Lincoln has assumed, at the Committee’s direction, that the aggregate value of the Aggregate Merger Consideration is equal to the Equity Value of $461,051,546 as provided in the Agreement and the Transaction Overview Model. Lincoln was not requested to, nor did Lincoln participate in the negotiation or structuring of the Transactions. Lincoln was not requested to, nor did Lincoln seek alternative candidates for the Transactions.

This Opinion (i) does not address the underlying business decision of the transaction committee (the “Committee”) of the board of directors of Helix (the “Board”) or Helix to proceed with or effect the Transactions or the relative merits of the Transactions as compared to other transaction structures, transactions or business strategies that may be available to Helix or the effect of any other transaction in which Helix might engage, and does not address whether the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Agreement is the best possibly attainable under the circumstances, (ii) does not address the capital structure of Helix, whether Helix should be issuing debt or equity securities or a combination of both in connection with the Transactions or the PIPE Financing, or the form, structure or any aspect or terms of any debt or equity financing for the Transactions or the PIPE Financing or the likelihood of closing such financings, (iii) does not constitute advice or a recommendation to the Committee, the Board, Helix or any security holder as to whether they should elect to redeem their shares, or how they should act or vote with respect to any matter relating to the Transactions, (iv) only addresses the fairness from a financial point of view to the Helix Unaffiliated Shareholders of the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Agreement and does not address any other terms, aspects or implications of the Transactions, or any agreements, arrangements or understandings entered into in connection with the Transactions or otherwise, (v) does not address the individual circumstances of specific shareholders of Helix with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, and (vi) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders (including the Sponsor). We express no opinion as to the fairness of any portion or aspect of the Transactions to (a) the holders of any class of securities, creditors or other constituencies of Helix, TheRas or any other party, except as expressly set forth below, or (b) any one class or group of Helix’s or TheRas’ security holders, creditors or other constituencies vis-à-vis any other class or group of Helix’s or TheRas’ security holders, creditors or other constituents (including, without limitation, the allocation of any of the Aggregate Merger Consideration among or within such classes or groups of security holders, creditors or other constituents). The decision as to whether to proceed with the Transactions or any related transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which this Opinion is based.

Lincoln expresses no opinion as to what the market price or value of the Helix Ordinary Shares, the PubCo Common Stock or any other publicly traded securities issued by Helix or TheRas will be after the announcement or consummation of the Transactions (including as compared to the Redemption Price which holders of Helix Ordinary Shares may receive on redemption of their Helix Ordinary Shares in connection with the Redemption). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Helix’s credit worthiness, as tax advice, or as accounting advice. We also express no opinion about the amount or nature of any compensation or equity arrangement to be given to Helix’s officers, directors or employees, or class of such persons, in connection with the Transactions relative to the Aggregate Merger Consideration in the Transactions.

It is understood that this Opinion is for the use and benefit of the Committee in connection with the Transactions. This Opinion may not be used for any other purpose and is not intended to, and does not confer, any rights or remedies upon any other person. Except as contemplated by the Letter Agreement, dated as of February 17, 2025, among Lincoln, the Committee and Helix, neither this Opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without our prior written consent. This Opinion does not create any fiduciary duty on the part of Lincoln to Helix, the Committee, the Board, the shareholders of Helix or any other party.

Annex M-4

Disclosure of Relationships

Lincoln will receive a customary fee from Helix for our services, a portion of which was payable upon our retention, and the balance of which becomes payable upon the delivery of this Opinion and which will be paid upon consummation of the Merger. No portion of our fee is continent upon either the conclusion reached herein or the consummation of the Merger. In addition, Helix has agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement. During the two years preceding the date of this Opinion, we and our affiliates have not had other investment banking relationships with TheRas, Helix, the Sponsor, Cormorant or any of their respective affiliates, for which we were paid for our services. We and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide, investment banking and other financial services to TheRas, Helix, the Sponsor, Cormorant or their respective affiliates, for which we and our affiliates would expect to receive compensation.

Conclusion

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof, the Aggregate Merger Consideration to be paid by Helix in the Merger pursuant to the Agreement is fair from a financial point of view to the Helix Unaffiliated Shareholders.

This Opinion has been authorized for issuance by the Opinion Review Committee of Lincoln.

Very truly yours,

LINCOLN INTERNATIONAL LLC

Annex M-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Helix’s Articles provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Additionally, Helix agreed to indemnify and hold harmless the Sponsor and its directors, officers, employees, principals, managers, partners, members, shareholders, equity holders, control persons, affiliates, agents, advisors, consultants and representatives (which includes Cormorant) against claims arising out of or relating to the IPO or Helix’s operations or conduct of Helix’s business or any claim against any Sponsor Indemnitees alleging any expressed or implied management or endorsement by Sponsor Indemnitees of any of Helix’s activities or any express or implied association between Sponsor Indemnitees, on the one hand, and Helix or any of its other affiliates, on the other hand.

Helix’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Helix’s indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Helix pursuant to the foregoing provisions, Helix has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1†

Business Combination Agreement, by and among Helix Acquisition Corp. II, TheRas, Inc. and Helix II Merger Sub, Inc., dated as of February 28, 2025 (included as Annex A to this proxy statement/prospectus).

3.1

Helix Acquisition Corp. II Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 14, 2024).

3.2	Form of BridgeBio Oncology Therapeutics, Inc. Certificate of Incorporation (included as Annex I to this proxy statement/prospectus)
3.3	Form of BridgeBio Oncology Therapeutics, Inc. Bylaws (included as Annex J to this proxy statement/prospectus).
4.1*	Specimen Common Stock Certificate of BridgeBio Oncology Therapeutics, Inc.
5.1*	Opinion of White & Case LLP.
8.1*	Opinion of White & Case LLP regarding U.S. federal income tax matters.
8.2*	Opinion of Maples and Calder (Cayman) LLP regarding Cayman Islands tax matters.
8.3*	Opinion of Goodwin Procter LLP regarding U.S. federal income tax matters.

Exhibit No.	Description
10.1

Letter Agreement, dated February 8, 2024, among Helix Acquisition Corp. II, Helix Holdings LLC, and each of the officers, directors and advisor to Helix Acquisition Corp. II (incorporated by reference to Exhibit 10.1 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 14, 2024).

10.2

Letter Agreement, dated February 8, 2025, between Helix Acquisition Corp. II and Albert A. Holman III (incorporated by reference to Exhibit 10.1 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 10, 2025).

10.3

Investment Management Trust Agreement, dated February 8, 2024, between Helix Acquisition Corp. II and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.2 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 14, 2024).

10.4

Registration Rights Agreement, dated February 8, 2024, among Helix Acquisition Corp. II, Helix Holdings II LLC, and the other shareholders party thereto (incorporated by reference to Exhibit 10.3 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 14, 2024).

10.5

Joinder Agreement, dated February 8, 2025, by and between the Company and Albert A. Holman, III (incorporated by reference to Exhibit 10.2 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 10, 2025).

10.6

Private Placement Class A Ordinary Shares Purchase Agreement, dated February 8, 2024, by and between Helix Acquisition Corp. II and Helix Holdings II LLC (incorporated by reference to Exhibit 10.4 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 14, 2024).

10.7

Administrative Services and Indemnification Agreement, dated February 8, 2024, by and between Helix Acquisition Corp. II and Helix Holdings II LLC (incorporated by reference to Exhibit 10.5 to Helix’s Current Report on Form 8-K (File No. 001-41955), filed with the SEC on February 14, 2024).

10.8

Support Agreement, dated as of February 28, 2025, by and among Helix Acquisition Corp. II, TheRas, Inc., Helix Holdings II LLC, Cormorant Private Healthcare Fund III, LP, Cormorant Private Healthcare Fund V, LP, Cormorant Private Healthcare Master Fund, LP, and Helix’s independent directors and advisor (included as Annex B to this proxy statement/prospectus).

10.9

Form of Support Agreement, dated as of February 28, 2025, by and among Helix Acquisition Corp. II, TheRas, Inc., and certain stockholders of TheRas, Inc. (included as Annex C to this proxy statement/prospectus).

10.10	Form of Subscription Agreement, dated February 28, 2025, by and between Helix Acquisition Corp. II and each PIPE Investor (included as Annex E to this proxy statement/prospectus).
10.11	Form of Non-Redemption Agreement, dated February 28, 2025, by and between Helix Acquisition Corp. II and each Non-Redeeming Holder (included as Annex F to this proxy statement/prospectus).
10.12	Form of Lock-Up Agreement (included as Annex G to this proxy statement/prospectus)
10.13†	Form of Amended and Restated Registration Rights Agreement (included as Annex H to this proxy statement/prospectus).
10.14*

Stevenson-Wydler (15 USC 3710a) Cooperative Research and Development Agreement, dated as of May 22, 2018, by and between Lawrence Livermore National Security, LLC (the “LLNS”) and BBOT, as amended by that certain Amendment No. 1 to the Cooperative Research and Development Agreement, dated as of December 2, 2019, by and between LLNS and BBOT, as further amended by that certain Amendment No. 2 to the Cooperative Research and Development Agreement, dated as of May 21, 2021, by and between LLNS and BBOT, as further amended by that certain Amendment No. 3 to the Cooperative Research and Development Agreement, dated as of June 22, 2022, by and between LLNS and BBOT, as further amended by that certain Amendment No. 4 to the Cooperative Research and Development Agreement, dated as of December 21, 2023, by and between LLNS and BBOT.

10.15*	Limited Exclusive Patent License Agreement, dated as of July 7, 2022, by and between BBOT and LLNS
10.16*	Limited Exclusive Patent License Agreement, dated as of July 7, 2022, by and between BBOT and LLNS
10.17*	Limited Exclusive Patent License Agreement, dated as of December 20, 2024, by and between BBOT and LLNS
10.18*	Patent License Agreement, dated as of August 5, 2022, by and between BBOT and The Frederick National Laboratory for Cancer Research, operated by Leidos Biomedical Research, Inc.
10.19*	Patent License Agreement, dated as of August 5, 2022, by and between BBOT and The Frederick National Laboratory for Cancer Research, operated by Leidos Biomedical Research, Inc.

Exhibit No.	Description
10.20*	Patent License Agreement, dated as of December 20, 2023, by and between BBOT and The Frederick National Laboratory for Cancer Research, operated by Leidos Biomedical Research, Inc.
10.21*

Cooperative Research and Development Agreement (“Agreement”), dated March 3, 2017, between Frederick National Laboratory for Cancer Research (FNLCR) Operated by Leidos Biomedical Research, Inc. (“Leidos”) and BBOT, as amended by Amendment No. 1 to Agreement dated January 19, 2018, by and between Leidos and BBOT, as further amended by Amendment No. 2 to Agreement dated January 2, 2019, by and between Leidos and BBOT, as further amended by Amendment No. 3 to Agreement dated November 14, 2019, by and between Leidos and BBOT, as further amended by Amendment No. 4 to Agreement dated January 13, 2020, by and between Leidos and BBOT, as further amended by Amendment No. 5 to Agreement dated September 22, 2021, by and between Leidos and BBOT, as further amended by Amendment No. 6 to Agreement dated March 27, 2023, by and between Leidos and BBOT, as further amended by Amendment No. 7 to Agreement dated August 20, 2024, by and between Leidos and BBOT.

23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of Deloitte & Touche LLP.
23.3*	Consent of White & Case LLP (included within Exhibit 5.1).
23.4*	Consent of White & Case LLP (included within Exhibit 8.1).
23.5*	Consent of Maples and Calder (Cayman) LLP (included within Exhibit 8.2).
23.6*	Consent of Goodwin Procter LLP (included within Exhibit 8.3).
24.1*	Power of Attorney (included on the signature pages hereto).
99.1*	Preliminary Proxy Card.
99.2*	Consent of [•] to be named as a director designee.
99.3*	Consent of Lincoln International LLC.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107*	Calculation of Registration Fee Table.

____________

*        To be filed by amendment.

†        Certain schedules and similar attachments to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted schedules and similar attachments to the SEC upon its request.

Item 22. Undertakings.

(a)    The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [•], State of [•].

Date: [•], 2025	HELIX ACQUISITION CORP. II
By:
	Name:	Bihua Chen
	Title:	Chairwoman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bihua Chen, Caleb Tripp and Nebojsa Obradovic, and each or any of them, her or his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
	Chairwoman and Chief Executive Officer	[•], 2025
Bihua Chen	(Principal Executive Officer)
	Chief Financial Officer	[•], 2025
Caleb Tripp	(Principal Financial and Accounting Officer)
	Chief Legal Officer	[•], 2025
Nebojsa Obradovic
	Director	[•], 2025
John Schmid
	Director	[•], 2025
Mark McKenna
	Director	[•], 2025
Albert A. Holman III

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Co-Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California.

Date: [•], 2025	THERAS, INC.
By:
	Name:	Eli Wallace
	Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [Eli Wallace] and [•], and each or any of them, her or his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the Co-Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	[•], 2025
Eli Wallace	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
	Director	[•], 2025
Frank McCormick
	Director	[•], 2025
Michelle Doig
	Director	[•], 2025
Raymond Kelleher
	Director	[•], 2025
Neil Kumar
	Director	[•], 2025
Praveen Tipirneni

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Helix Acquisition Corp. II, has signed this registration statement or amendment thereto in the City of [•], State of [•], on [•], 2025

By:
Name:	Bihua Chen
Title:	Chairwoman and Chief Executive Officer